SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 15, 2021

ARTISAN ACQUISITION CORP.
 (Exact name of registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization) 71 Fort Street, PO Box 500 Grand Cayman Cayman Islands, KY1-1106	001-40411 (Commission File Number)	98-1580830 (I.R.S. Employer Identification No.)
(Address of principal executive offices)		(Zip Code)

+852 2523 1056
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant	ARTAU	The Nasdaq Stock Market LLC
Class A ordinary shares included as part of the units	ARTA	The Nasdaq Stock Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50	ARTAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Business Combination Agreement

On September 15, 2021, (i) Artisan Acquisition Corp., a Cayman Islands exempted company (“Artisan”), (ii) Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), (iii) AAC Merger Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) PGL Merger Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 2,” and together with Merger Sub 1 the “Merger Subs”) and (v) Prenetics Group Limited, a Cayman Islands exempted company (“Prenetics”) entered into a Business Combination Agreement (as it may be amended, supplemented or otherwise modified from time to time, the “BCA”).

The BCA and the transaction contemplated thereby were unanimously approved by the board of directors of each of Artisan and Prenetics.

Business Combination Agreement

The BCA provides for, among other things, the following transactions: (i) Artisan will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity in the merger, and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Initial Merger”), and (ii) following the Initial Merger, Merger Sub 2 will merge with and into Prenetics, with Prenetics being the surviving entity in the merger, and, after giving effect to such merger, continuing as a wholly owned subsidiary of PubCo (the “Acquisition Merger”). The Initial Merger, the Acquisition Merger and the other transactions contemplated by the BCA are hereinafter referred to as the “Business Combination.”

The Business Combination

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Initial Merger, (i) every issued and outstanding Class A and Class B ordinary share of Artisan will automatically be cancelled in exchange for one PubCo Class A ordinary share and (ii) each issued and outstanding warrant of Artisan will cease to exist and be assumed by PubCo and converted automatically into a warrant to purchase one PubCo Class A ordinary share on substantially the same terms (the “Warrants”).

Subject to, and in accordance with, the terms and conditions of the BCA, in connection with the Acquisition Merger, (i) (a) each issued and outstanding ordinary share and preferred share in Prenetics (other than any shares of Prenetics held by Mr. Danny Yeung) immediately prior to the effective time of the Acquisition Merger will automatically be cancelled in exchange for such number of PubCo Class A ordinary shares that is equal to the Exchange Ratio (as described below and more fully defined in the BCA) and (b) each issued and outstanding ordinary share and preferred share in Prenetics held by Mr. Danny Yeung immediately prior to the effective time of the Acquisition Merger will automatically be cancelled in exchange for such number of PubCo Class B ordinary shares that is equal to the Exchange Ratio; and (ii) (a) each Prenetics restricted share unit (other than any Prenetics restricted share unit held by Mr. Danny Yeung) outstanding immediately prior to the effective time of the Acquisition Merger will automatically be assumed by PubCo and converted into an award of PubCo restricted share units representing the right to receive PubCo Class A Ordinary Shares under the Incentive Equity Plan (as defined below) equal to the product of (x) the number of Prenetics ordinary shares subject to such Prenetics restricted share unit and (y) the Exchange Ratio and (b) each Prenetics restricted share unit held by Mr. Danny Yeung outstanding immediately prior to the effective time of the Acquisition Merger will automatically be assumed by PubCo and converted into an award of PubCo restricted share units representing the right to receive PubCo Class B Ordinary Shares under the Incentive Equity Plan equal to the product of (x) the number of Prenetics ordinary shares subject to such Prenetics restricted share unit and (y) the Exchange Ratio.

The “Exchange Ratio” is a number determined by dividing the Price per Share (as described below and more fully defined in the BCA) by $10. “Price per Share” is defined in the BCA as the amount equal to $1,150,000,000 divided by such amount equal to (a) the aggregate number of Prenetics shares (i) that are issued and outstanding immediately prior to the effective time of Acquisition Merger and (ii) that are issuable upon the exercise of all Prenetics restricted share units, options, warrants, convertible notes and other equity securities of Prenetics that are issued and outstanding immediately prior to the effective time of Acquisition Merger minus (b) the Prenetics shares held by Prenetics or any of its subsidiaries (if applicable) as treasury shares.

Holders of PubCo Class A ordinary shares will be entitled to one vote per share and holders of the PubCo Class B ordinary shares will be entitled to 20 votes per share. Each PubCo Class B ordinary share (x) is convertible into one PubCo Class A ordinary share at any time by the holder thereof, and (y) will automatically convert into one PubCo Class A ordinary share upon, among others and subject to certain limitations, the sale, transfer or other disposal by the holder thereof to any third party that is not a permitted transferee of such holder, in each case of the foregoing (x) and (y), subject to the terms and conditions of the amended and restated memorandum and articles of association of PubCo to be adopted and become effective immediately prior to the effective time of the Initial Merger (a form of which is attached to the BCA as an exhibit).

Representations and Warranties

The BCA contains representations and warranties of the parties thereto that are customary for transactions of this nature, including with respect to, among other things: (i) organization, good standing and qualification; (ii) authorization; (iii) capitalization; (iv) consents; no conflicts; (v) financial statements; (vi) absence of certain changes; (vii) litigation; (viii) taxes; (ix) data protection; (x) compliance with laws (including with respect to permits and filings); (xi) material contracts; (xii) intellectual property; (xiii) labor and employee matters and (xiv) proxy/registration statement. The representations and warranties of the respective parties to the BCA will not survive the closing of the transaction.

Covenants

The BCA includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions to consummation of the Business Combination. The BCA contains additional covenants of the parties, including, among others: (i) covenants providing that the parties cooperate with respect to the proxy statement to be filed in connection with the Business Combination, (ii) covenants providing that the parties shall take further actions as may be necessary, proper or advisable to consummate and make effective the Business Combination, (iii) a covenant of Artisan to convene a meeting of Artisan’s shareholders and to solicit proxies from its shareholders in favor of the approval of the Business Combination and other related shareholder proposals, (iv) a covenant of Prenetics to convene a meeting of Prenetics’ shareholders and to seek approval from its shareholders to approve the Acquisition Merger, (v) the composition of PubCo’s board of directors following the effective time of the Acquisition Merger, and (vi) covenants providing that the parties will not solicit, initiate, encourage or continue discussions with any third party with respect to any transaction other than the Business Combination.

Conditions to the Consummation of the Transaction

Consummation of the transactions contemplated by the BCA is subject to customary closing conditions, including approval by the shareholders of Artisan and Prenetics. The BCA also contains other conditions, including, among others: (i) the accuracy of representations and warranties to various standards, from no materiality qualifier to a material adverse effect qualifier, (ii) the bringdown to closing of a representation that no material adverse effect has occurred (both for Artisan and Prenetics); (iii) material compliance with pre-closing covenants, (iv) the delivery of customary closing certificates, (v) the absence of a legal prohibition on consummating the transactions, (vi) PubCo’s listing application with Nasdaq being approved, (vii) Artisan having at least US$5,000,001 of net tangible assets remaining after redemption; and (viii) the cash proceeds from the trust account established for the purpose of holding the net proceeds of Artisan’s initial public offering, plus cash proceeds from the PIPE Investments (as defined below), plus cash proceeds under the Forward Purchase Agreements (as amended by the Deeds of Novation and Amendment), plus any amount raised pursuant to permitted equity financings prior to closing of the Acquisition Merger, minus the aggregate amount payable to SPAC shareholders exercising their redemption rights, in the aggregate equaling no less than $200,000,000.

Incentive Equity Plan and Employee Share Purchase Program

The BCA provides that, prior to the closing of the Acquisition Merger, PubCo shall approve and adopt an incentive equity plan (the "Incentive Equity Plan"), pursuant to which PubCo may grant share options, restricted shares, restricted share units, share appreciation rights, or other types of awards to employees, consultants and directors of PubCo or its subsidiaries. The Incentive Equity Plan will provide for (i) an initial number of PubCo’s ordinary shares reserved for issuance thereunder equal to 10% of PubCo’s fully-diluted outstanding share capital immediately after the closing of the Acquisition Merger (inclusive of the award pool under Prenetics’ prior incentive plan that remains authorized but unissued immediately prior to the closing of the Acquisition Merger) and (ii) an automatic annual increase to such share reserve beginning on the first day of each calendar year beginning in the year immediately following the closing of the transactions contemplated under the BCA and during the term of such Incentive Equity Plan, equal to the lesser of (A) 3% of the total number of PubCo ordinary shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (B) such number of ordinary shares determined by the board.

Pursuant to the BCA, PubCo shall also approve and adopt an employee share purchase program (the "Employee Share Purchase Program") prior to the closing of the Acquisition Merger which will provide for (i) an initial number of PubCo’s ordinary shares reserved for issuance thereunder equal to 2% of PubCo’s fully-diluted outstanding share capital immediately after the closing of the Acquisition Merger and (ii) an automatic annual increase to such share reserve beginning on the first day of each calendar year during the term of such Employee Share Purchase Program equal to the lesser of (A) 1% of the total number of PubCo ordinary shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (B) such number of ordinary shares determined by the board.

Termination

The BCA may be terminated under customary and limited circumstances prior to the closing of the Business Combination, including, but not limited to: (i) by mutual written consent of Artisan and Prenetics, (ii) by either Artisan or Prenetics if the Business Combination is not consummated by the 270th day after the date of the BCA and the delay in closing beyond such date is not due to the breach of the BCA by the party seeking to terminate, (iii) by either Artisan or Prenetics if there is a final and nonappealable order prohibiting the Business Combination, (iv) by Artisan if the representations and warranties of Prenetics are not true and correct at the standards specified in the BCA or if Prenetics fails to perform any covenant or agreement set forth in the BCA such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (v) by Prenetics if the representations and warranties of Artisan are not true and correct at the standards specified in the BCA or if Artisan fails to perform any covenant or agreement set forth in the BCA such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (vi) by Artisan if the Business Combination and other related proposals are not approved by Prenetics’ shareholders at the duly convened meeting of Prenetics’ shareholders, and (vii) by Prenetics if the Business Combination and other related proposals are not approved by Artisan’s shareholders at the duly convened meeting of Artisan’s shareholders.

The foregoing description of the BCA and the Business Combination does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The BCA contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the BCA. The BCA has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties to the BCA. In particular, the representations, warranties, covenants and agreements contained in the BCA, which were made only for purposes of the BCA and as of specific dates, were solely for the benefit of the parties to the BCA, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the BCA instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the BCA. In addition, the representations, warranties, covenants and agreements and other terms of the BCA may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the BCA, which subsequent information may or may not be fully reflected in Artisan’s public disclosures.

Other Agreements

The Business Combination Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

PIPE Subscription Agreements

Concurrently with the execution of the BCA, certain investors (the “PIPE Investors”) entered into share subscription agreements (each, a “PIPE Subscription Agreement”), pursuant to which the PIPE Investors agreed to subscribe for and purchase PubCo Class A ordinary shares at $10.00 per share for an aggregate purchase price of $60,000,000 (the “PIPE Investment”). Pursuant the PIPE Subscription Agreements, the obligations of the parties to consummate the PIPE Investment are subject to the satisfaction or waiver of certain customary closing conditions of the respective parties, including, among others, (i) all conditions precedent under the BCA having been satisfied or waived (other than those to be satisfied at the closing of the Business Combination), (ii) the accuracy of representations and warranties in all material respects and (iii) material compliance with covenants.

The form of PIPE Subscription Agreements is filed as Exhibit 10.1 to this Current Report on Form 8-K and the foregoing description of the form of PIPE Subscription Agreements is qualified in its entirety by reference thereto.

Deeds of Novation and Amendment to Forward Purchase Agreement

Prior to the initial public offering of Artisan, Artisan entered into forward purchase agreements (each a “Forward Purchase Agreement”), pursuant to which the anchor investors (each an “Anchor Investor”) agreed to purchase an aggregate of 6,000,000 Class A ordinary shares of Artisan plus 1,500,000 redeemable warrants of Artisan, for a purchase price of $10.00 per Class A ordinary share of Artisan, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the closing of the initial business combination of Artisan. Concurrently with the execution of the BCA, the Anchor Investors entered into deeds of novation and amendment (each a “Deed of Novation and Amendment”), pursuant to which the Anchor Investors have agreed to replace their Copies commitments to purchase the Class A ordinary shares and warrants of Artisan under the Forward Purchase Agreements with the commitment to purchase an aggregate of 6,000,000 PubCo Class A ordinary shares plus 1,500,000 redeemable PubCo warrants, for a purchase price of $10.00 per PubCo Class A ordinary share, as applicable, or $60,000,000 in the aggregate, in a private placement to close immediately prior to the closing of the Acquisition Merger.

Copies of the Deeds of Novation and Amendment are filed as Exhibits 10.2 and 10.3 to this Current Report on Form 8-K and the foregoing description of the form of Deeds of Novation and Amendment is qualified in its entirety by reference thereto.

Sponsor Support Agreement

Concurrently with the execution of the BCA, Artisan LLC, a Cayman Islands limited liability company (the “Sponsor”), Artisan, PubCo and certain directors and officers of Artisan listed thereto entered into a Sponsor support agreement and deed (the “Sponsor Support Agreement”), pursuant to which the Sponsor has agreed to, among other things, (i) vote all Artisan shares held by Sponsor in favor of the transactions contemplated by the BCA and the other transaction documents and the related transaction proposals, (ii) vote against any proposals that would or would be reasonably likely to in any material respect impede the transactions contemplated by the BCA or any related transaction proposal, (iii) not transfer any share of Artisan until termination of the Sponsor Support Agreement, (iv) waive or not otherwise perfect any anti-dilution or similar protection with respect to any Class B ordinary shares of Artisan, (v) not elect to have any share of Artisan redeemed in connection with the Business Combination, and (vi) release Artisan, PubCo, Prenetics, and their respective subsidiaries from and against any and all actions, obligations, agreements, debts and liabilities whatsoever, whether known or unknown, both at law and in equity, which Artisan or any of its affiliates now has, has ever had or may hereafter have against Artisan, PubCo, Prenetics, and their respective subsidiaries arising on or prior to the closing or on account of or arising out of any matter occurring on or prior to the closing, except for claims with respect to the BCA, the ancillary documents to the BCA, and certain rights to indemnification or fee reimbursement. Each of the Sponsor and the independent directors of Artisan has also agreed, within certain periods of time from the closing of the Business Combination and subject to certain exceptions, not to sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in any of the PubCo Class A ordinary shares and PubCo Warrants (as applicable) acquired in connection with the Initial Merger and PubCo Class A ordinary shares received upon the exercise of any PubCo warrants (as applicable).

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.4 and is incorporated herein by reference.

Registration Rights Agreement

Concurrently with the execution of the BCA, Artisan, PubCo, the Sponsor and certain securityholders of Prenetics (the “Prenetics Holders”) entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which, among other things, PubCo agreed to undertake certain resale shelf registration obligations in accordance with the U.S. Securities Act of 1933, as amended (the “Securities Act”) and the Sponsor and the Prenetics Holders have been granted customary demand and piggyback registration rights.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 10.5 and is incorporated herein by reference.

Shareholder Support Agreements

Concurrently with the execution of the BCA, Artisan, PubCo, Prenetics and certain shareholders of Prenetics entered into shareholder support agreements and deeds (the “Shareholder Support Agreements”), pursuant to which each such shareholder of Prenetics has agreed to, among other things, (i) vote all Prenetics shares held by such shareholder in favor of the transactions contemplated by the BCA and the other transaction documents, (ii) vote against any proposals that would or would be reasonably likely to in any material respect impede the transactions contemplated by the BCA, (iii) not transfer any share of Prenetics until termination of the Shareholder Support Agreement, and (iv) within certain periods of time from the closing of the Business Combination and subject to certain exceptions, not sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in any of the shares of PubCo issued in connection with the Acquisition Merger or upon settlement of the restricted share units of PubCo.

The foregoing description of the Shareholder Support Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Shareholder Support Agreements, the form of which is attached hereto as Exhibit 10.6 and is incorporated herein by reference.

Assignment, Assumption and Amendment Agreement

Concurrently with the execution of the BCA, Artisan, PubCo and Continental Stock Transfer & Trust Company (“Continental”) entered into an amendment (the “Assignment, Assumption and Amendment Agreement”) to that certain warrant agreement, dated May 13, 2021, by and between Artisan and Continental (the “Existing Warrant Agreement”), to be effective upon closing pursuant to which, among other things, Artisan will agree to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo.

The foregoing description of the Assignment, Assumption and Amendment Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Assignment, Assumption and Amendment Agreement, a copy of which is attached hereto as Exhibit 10.7 and is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PubCo Class A Ordinary Shares to be offered and sold in connection with the PIPE Subscription Agreements, the Forward Purchase Agreements (and, in the case of the Forward Purchase Agreements only, the PubCo warrants), and in connection with any permitted equity financing between the date hereof and the closing of the Acquisition Merger, have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01	Regulation FD Disclosure.

On September 15, 2021, Artisan issued a press release announcing the execution of the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibit 99.2 hereto and incorporated into this Item 7.01 by reference is an investor presentation that Artisan has prepared for use in connection with the Business Combination, dated September 15, 2021.

Furnished as Exhibit 99.3 and incorporated into this Item 7.01 by reference is a transcript of the related video presentation, dated September 15, 2021.

Furnished as Exhibit 99.4 and incorporated by reference into this Item 7.01 are unaudited consolidated financial statements of Prenetics Limited (an indirect wholly owned subsidiary of Prenetics) for the year ended December 31, 2020 and unaudited interim financial report of Prenetics Limited for the three months ended March 31, 2021.

The foregoing (including Exhibits 99.1, 99.2, 99.3 and 99.4) is being furnished pursuant to Item 7.01 and shall not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any filing of Artisan under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any of the information in this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this Current Report, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Current Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this Current Report, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this Current Report include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this Current Report will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this Current Report represent the views of Artisan, Prenetics and PubCo as of the date of this Current Report. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this Current Report. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this Current Report under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus of dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This Current Report is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit

2.1*	Business Combination Agreement, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Prenetics Group Limited, AAC Merger Limited, and PGL Merger Limited
10.1	Form of PIPE Subscription Agreements
10.2	Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Aspex Master Fund
10.3	Deed of Novation and Amendment, dated as of September 15, 2021, by and among Artisan Acquisition Corp., Prenetics Global Limited, Artisan LLC and Pacific Alliance Asia Opportunity Fund L.P.
10.4*	Sponsor Support Agreement and Deed, dated as of September 15, 2021, by and among Prenetics Global Limited, Prenetics Group Limited, Artisan Acquisition Corp., Artisan LLC, Mr. Cheng Yin Pan, Mr. William Keller, Mr. Mitch Garber, Mr. Fan (Frank) Yu and Mr. Sean O’Neill
10.5	Registration Rights Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp., Artisan LLC, Mr. Danny Sheng Wu Yeung, Mr. Avrom Boris Lasarow and Mr. Lawrence Chi Hung Tzang
10.6*	Form of Shareholder Support Agreements
10.7	Assignment, Assumption and Amendment Agreement, dated as of September 15, 2021, by and among Prenetics Global Limited, Artisan Acquisition Corp. and Continental Stock Transfer & Trust Company
99.1	Press Release issued by Artisan Acquisition Corp. and Prenetics Group Limited on September 15, 2021
99.2	Investor Presentation of Artisan Acquisition Corp. and Prenetics Group Limited dated September 15, 2021.
99.3	Transcript of the Investor Presentation dated September 15, 2021
99.4	Unaudited consolidated financial statements of Prenetics Limited for the year ended December 31, 2020 and unaudited interim financial report of Prenetics Limited for the three months ended March 31, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	The schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Artisan hereby undertakes to furnish supplementally a copy of any omitted schedule to the SEC upon its request; provided, however, that Artisan may request confidential treatment for any such schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2021	ARTISAN ACQUISITION CORP.

	By:	/s/CHENG YIN PAN (BEN)
Name: Cheng Yin Pan (Ben)
Title: Chief Executive Officer

Exhibit 2.1

BUSINESS COMBINATION AGREEMENT

by and among

Artisan Acquisition Corp.,

Prenetics Global Limited,

AAC Merger Limited,

PGL Merger Limited,

and

Prenetics Group Limited

dated as of September 15, 2021

i

Exhibits

Exhibit A	Form of Deed of Novation and Amendment
Exhibit B	Form of PIPE Subscription Agreements
Exhibit C	Form of Sponsor Support Agreement
Exhibit D	Form of Registration Rights Agreement
Exhibit E	Form of Plan of Acquisition Merger
Exhibit F	Form of Plan of Initial Merger
Exhibit G	Form of A&R Articles of the Surviving Company
Exhibit H	Form of Articles of Surviving Corporation
Exhibit I	Form of PubCo Charter
Exhibit J-1	Form of PubCo Incentive Equity Plan
Exhibit J-2	Material Terms of PubCo Employee Share Purchase Program
Exhibit K	Form of Shareholder Support Agreements
Exhibit L	Form of Assignment, Assumption and Amendment Agreement

Schedules

SPAC Disclosure Letter

Company Disclosure Letter

Schedule 7.4(c)        PubCo Officers

INDEX OF DEFINED TERMS

10P Group	11.19(b)
A&R Articles of the Surviving Company	2.2(e)
ACE Group	11.19(a)
Acquisition Closing	2.3(a)
Acquisition Closing Date	2.3(a)
Acquisition Effective Time	2.3(a)
Acquisition Entity	Article V
Acquisition Merger	Recitals
Acquisition Merger Consideration	1.1
Acquisition Merger Filing Documents	2.3(a)
Action	1.1
Affiliate	1.1
Agreement	Preamble
Amended Forward Purchase Agreements	Recitals
Anti-Corruption Laws	3.7(d)
Anti-Money Laundering Laws	1.1
Articles of the Surviving Corporation	2.3(c)
Assignment, Assumption and Amendment Agreement	Recitals
Audited Financial Statements	3.9(a)
Authorization Notice	2.2(b)(i)
Available Closing Cash Amount	1.1
Benefit Plan	1.1
Business Combination	1.1
Business Data	1.1
Business Day	1.1
Cayman Act	Recitals
Closing Date	1.1
Code	1.1
Company	Preamble
Company Acquisition Proposal	1.1
Company Board	Recitals
Company Board Recommendation	8.2(c)(ii)
Company Charter	1.1
Company Contract	1.1
Company Director	2.2(f)
Company Disclosure Letter	Article III
Company Financial Statements	3.9(b)
Company H1 Financial Statements	6.6(b)
Company IP	1.1
Company Lease	3.14(b)
Company Material Adverse Effect	1.1
Company Material Lease	3.14(b)
Company Products	1.1

v

Company RSUs	1.1
Company Shareholder	1.1
Company Shareholders’ Approval	3.5(b)
Company Shareholders’ Meeting	8.2(c)(i)
Company Shares	1.1
Company Systems	3.15(f)
Company Transaction Expenses	1.1
Competing SPAC	1.1
Contract	1.1
Control	1.1
Controlled	1.1
Controlling	1.1
Converted Key Executive RSU Award	2.3(e)(iv)(2)
Converted RSU Award	2.3(e)(iv)(1)
COVID-19	1.1
COVID-19 Measures	1.1
D&O Indemnified Parties	6.4(a)
D&O Insurance	6.4(a)
D&O Tail	6.4(a)
Data Security Requirements	1.1
Disclosure Letter	1.1
Dissenting Company Shareholders	2.7(a)
Dissenting Company Shares	2.7(a)
Dissenting SPAC Shareholders	2.7(a)
Dissenting SPAC Shares	2.7(a)
DPA 2018	1.1
DTC	1.1
Encumbrance	1.1
Enforceability Exceptions	1.1(a)
Environmental Laws	1.1
Equity Securities	1.1
ERISA	1.1
ERISA Affiliate	1.1
ESOP	1.1
Event	1.1
Exchange Act	1.1
Exchange Agent	2.5(a)
Exchange Ratio	1.1
Forward Purchase Investment Amount	4.17(a)
Forward Purchase Investors	Recitals
Forward Purchase Subscriptions	Recitals
Fully-Diluted Company Shares	1.1
GAAP	1.1
Government Official	1.1
Governmental Authority	1.1

Governmental Order	1.1
Group	1.1
Group Companies	1.1
Group Company	1.1
HK Subsidiary	1.1
Hong Kong	1.1
IFRS	1.1
Indebtedness	1.1
Initial Closing	2.2(a)
Initial Closing Date	2.2(a)
Initial Merger	Recitals
Initial Merger Consideration	1.1
Initial Merger Effective Time	2.2(a)
Initial Merger Filing Documents	2.2(a)
Intellectual Property	1.1
Intended Tax Treatment	Recitals
Interim Financial Statements	3.9(b)
Interim Period	6.1
Investment Company Act	1.1
Investors	Recitals
IPO	11.1
JOBS Act	4.14
K&E	11.19(a)
Key Executive	1.1
Key Executive Shares	1.1
Key Officers	1.1
Knowledge of SPAC	1.1
Knowledge of the Company	1.1
Law	1.1
Leased Real Property	1.1
Letter of Transmittal	2.5(b)
Liabilities	1.1
Made Available	1.1
Major Customers	1.1
Major Suppliers	1.1
Material Contracts	1.1
Material Permits	3.7(g)
Merger Sub 1	Preamble
Merger Sub 1 Share	5.2(a)
Merger Sub 1 Written Resolution	Recitals
Merger Sub 2	Preamble
Merger Sub 2 Share	5.2(a)
Merger Sub 2 Written Resolution	Recitals
Mergers	Recitals
NDA	1.1

Non-Recourse Parties	11.17
Non-Recourse Party	11.17
Open Source Software	1.1
Ordinary Course	1.1
Ordinary Shares	1.1
Organizational Documents	1.1
Owned IP	1.1
Patents	1.1
Permitted Encumbrances	1.1
Permitted Equity Financing	1.1
Permitted Equity Financing Proceeds	1.1
Permitted Equity Subscription Agreement	1.1
Person	1.1
Personal Data	1.1
PIPE Investment Amount	Recitals
PIPE Investments	Recitals
PIPE Investors	Recitals
PIPE Subscription Agreements	Recitals
Plan of Acquisition Merger	1.1
Plan of Initial Merger	1.1
Preferred Shares	1.1
Price per Share	1.1
Privacy Laws	1.1
Private Placement	Recitals
Process	1.1
Processed	1.1
Processing	1.1
Prohibited Person	1.1
Proxy Statement	1.1
Proxy/Registration Statement	8.2(a)(i)
PubCo	Preamble
PubCo Charter	2.1(b)
PubCo Class A Ordinary Shares	1.1
PubCo Class B Ordinary Shares	1.1
PubCo Employee Share Purchase Program	7.1
PubCo Equity Plan	7.1
PubCo Incentive Equity Plan	7.1
PubCo Initial Shareholder	1.1
PubCo Ordinary Shares	1.1
PubCo Subscriber Share	5.2(a)
PubCo Warrant	2.2(h)(iii)
Public Notice 7	1.1
Public Notice 7 Tax	1.1
Reciprocal License	1.1
Redeeming SPAC Shares	1.1

Registered IP	1.1
Registrable Securities	1.1
Registration Rights Agreement	Recitals
Registration Statement	1.1
Regulatory Approvals	8.1(a)
Related Party	1.1
Remaining Trust Fund Proceeds	2.4(b)
Representatives	1.1
Required Governmental Authorization	1.1
Required Shareholder Approval	3.5(b)
Requisite Shareholder Consent	3.5(b)
Sanctions	1.1
Sarbanes-Oxley Act	1.1
SEC	1.1
Securities Act	1.1
Security Incident	1.1
Series A Preferred Shares	1.1
Series B Preferred Shares	1.1
Series C Preferred Shares	1.1
Series D Preferred Shares	1.1
Series E Preferred Shares	1.1
Shareholder Merger Consideration	1.1
Shareholder Support Agreement	Recitals
Shareholders’ Agreement	1.1
Skadden	11.19(b)
Software	1.1
SPAC	Preamble
SPAC Accounts Date	1.1
SPAC Acquisition Proposal	1.1
SPAC Board	Recitals
SPAC Board Recommendation	8.2(b)(ii)
SPAC Charter	1.1
SPAC Class A Ordinary Shares	1.1
SPAC Class B Ordinary Shares	1.1
SPAC Director	2.2(f)
SPAC Disclosure Letter	Article IV
SPAC Financial Statements	4.7(a)
SPAC Material Adverse Effect	1.1
SPAC Ordinary Shares	1.1
SPAC Preference Shares	1.1
SPAC SEC Filings	4.12
SPAC Securities	1.1
SPAC Shareholder	1.1
SPAC Shareholder Redemption Amount	1.1
SPAC Shareholder Redemption Right	1.1

SPAC Shareholders’ Approval	1.1
SPAC Shareholders’ Meeting	8.2(b)(i)
SPAC Shares	1.1
SPAC Transaction Expenses	1.1
SPAC Unit	1.1
SPAC Warrant	1.1
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Stockholder Litigation	8.5
Subscription Agreements	1.1
Subsidiary	1.1
Surrender Shares	2.2(h)(iii)
Surviving Company	Recitals
Surviving Corporation	Recitals
Tax	1.1
Tax Returns	1.1
Taxes	1.1
Terminating Company Breach	10.1(e)
Terminating SPAC Breach	10.1(g)
Trade Secrets	1.1
Trademarks	1.1
Transaction Document	1.1
Transaction Documents	1.1
Transaction Proposals	1.1
Transactions	1.1
Transfer Taxes	1.1
Trust Account	11.1
Trust Agreement	4.13
Trustee	4.13
U.S.	1.1
UK Data Protection Legislation	1.1
UK GDPR	1.1
UK Subsidiary	1.1
Union	1.1
Unit Separation	2.2(h)(i)
Warrant Agreement	1.1
Working Capital Loan	1.1
Written Objection	2.2(b)

x

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of September 15, 2021 (this “Agreement”), is made and entered into by and among (i) Prenetics Global Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (“PubCo”), (ii) Artisan Acquisition Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands (“SPAC”), (iii) AAC Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) PGL Merger Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) Prenetics Group Limited, an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”).

RECITALS

WHEREAS, SPAC is a blank check company and was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, PubCo is a newly formed entity and was formed for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities;

WHEREAS, each of Merger Sub 1 and Merger Sub 2 is a newly incorporated Cayman Islands exempted company limited by shares, wholly owned by PubCo, and was formed for the purpose of effectuating the Mergers;

WHEREAS, the parties hereto desire and intend to effect a business combination transaction whereby (a) SPAC will merge with and into Merger Sub 1 (the “Initial Merger”), with Merger Sub 1 being the surviving entity and remaining a wholly owned subsidiary of PubCo (Merger Sub 1 is hereinafter referred to for the periods from and after the Initial Merger Effective Time as the “Surviving Company”), and (b) following the Initial Merger, Merger Sub 2 will merge with and into the Company (the “Acquisition Merger” and together with the Initial Merger, the “Mergers”), with the Company being the surviving entity and becoming a wholly owned subsidiary of PubCo (the Company is hereinafter referred to for the periods from and after the Acquisition Effective Time as the “Surviving Corporation”), each Merger to occur upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Act”);

WHEREAS, pursuant to certain Forward Purchase Agreements dated as of March 1, 2021, as amended by the respective Deeds of Novation and Amendment dated as of the date hereof substantially in the form attached hereto as Exhibit A (the Forward Purchase Agreements as amended by the Deeds of Novation and Amendment, the “Amended Forward Purchase Agreements”), among other things, (a) Aspex Master Fund, an exempted company incorporated under the laws of the Cayman Islands, has agreed to purchase 3,000,000 PubCo Class A Ordinary Shares and 750,000 PubCo Warrants for an aggregate price equal to $30,000,000 immediately prior to the Acquisition Effective Time and (b) Pacific Alliance Asia Opportunity Fund L.P., an exempted limited partnership formed under the laws of the Cayman Islands (together with Aspex Master Fund, the “Forward Purchase Investors”) has agreed to purchase 3,000,000 PubCo Class A Ordinary Shares and 750,000 PubCo Warrants for an aggregate price equal to $30,000,000 immediately prior to the Acquisition Effective Time (the purchases referred to in clauses (a) and (b) of this paragraph, the “Forward Purchase Subscriptions”);

WHEREAS, on or before the date of this Agreement, certain investors (the “PIPE Investors”, together with the Forward Purchase Investors, the “Investors”) have agreed to make a private investment in PubCo to purchase an aggregate of at least 6,000,000 PubCo Class A Ordinary Shares in the aggregate amount of $60,000,000 (the “PIPE Investment Amount”) at a price per share equal to $10.00 on the day of the Acquisition Closing (after the Initial Closing but immediately prior to the Acquisition Closing) (the “PIPE Investments” and together with the Forward Purchase Subscriptions, the “Private Placement”), in each case, pursuant to subscription agreements substantially in the form attached hereto as Exhibit B (the “PIPE Subscription Agreements”);

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Initial Merger will qualify as a “reorganization” under Section 368(a)(1)(F) of the Code and the applicable Treasury Regulations, (ii) the Acquisition Merger, will qualify as a “reorganization” under Section 368(a) of the Code and the applicable Treasury Regulations, and (iii) this Agreement constitutes a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and the applicable Treasury Regulations (the “Intended Tax Treatment”);

WHEREAS, the Company has received, concurrently with the execution and delivery of this Agreement, a Sponsor Support Agreement and Deed substantially in the form attached hereto as Exhibit C (the “Sponsor Support Agreement”) signed by the Company, SPAC, PubCo, Artisan LLC, a Cayman Islands limited liability company (“Sponsor”), and certain other Persons identified therein, pursuant to which, among other things, and subject to the terms and conditions set forth therein, Sponsor agrees (a) to vote all SPAC Shares held by Sponsor in favor of (i) the Transactions and (ii) the other Transaction Proposals, (b) to waive the anti-dilution rights of the SPAC Class B Ordinary Shares under the SPAC Charter, (c) to appear at the SPAC Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum, (d) to vote all SPAC Shares held by Sponsor against any proposals that would or would be reasonably likely to in any material respect impede the Transactions or any other Transaction Proposal, (e) not to redeem any SPAC Shares held by Sponsor, (f) not to amend that certain letter agreement between SPAC, Sponsor and certain other parties thereto, dated as of May 13, 2021, (g) not to transfer any SPAC Securities held by Sponsor, (h) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all SPAC Shares held by Sponsor with respect to the Initial Merger, to the extent applicable, (i) to release, effective as of the Acquisition Effective Time, SPAC, PubCo, the Company and their respective Subsidiaries from all claims in respect of or relating to the period prior to the Acquisition Closing, subject to the exceptions set forth therein (with the Company agreeing to release the Sponsor on a reciprocal basis) and (j) to agree to a lock-up of its PubCo Ordinary Shares, PubCo Warrants and PubCo Ordinary Shares received upon the exercise of any PubCo Warrants during the respective periods as set forth therein;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo, Sponsor, SPAC and certain holders of Company Shares have entered into a registration rights agreement substantially in the form attached hereto as Exhibit D effective upon the Acquisition Closing (the “Registration Rights Agreement”) pursuant to which, among other things, (a) PubCo commits to file a resale shelf registration statement on Form F-1 that includes, among other things and subject to certain exceptions, the Shareholder Merger Consideration held by signatories to the Registration Rights Agreement within 30 days following the Acquisition Closing; and (b) that certain registration and shareholder rights agreement, dated as of May 13, 2021, is terminated effective as of the Acquisition Closing;

WHEREAS, SPAC has received concurrently with the execution and delivery of this Agreement, as a material inducement to SPAC to enter into this Agreement, the Shareholder Support Agreements and Deeds substantially in the form attached hereto as Exhibit K (each a “Shareholder Support Agreement”) signed by the Company, PubCo, SPAC and certain applicable Company Shareholders, pursuant to which, among other things, and subject to the terms and conditions set forth therein, such Company Shareholders agree (a) to vote all Company Shares held by such Company Shareholders in favor of the Transactions, (b) to appear at the Company Shareholders’ Meeting in person or by proxy for purposes of counting towards a quorum, (c) to vote all Company Shares held by such Company Shareholders against any proposals that would or would be reasonably likely to in any material respect impede the Transactions, (d) not to transfer any Company Shares held by such Company Shareholders, (e) to unconditionally and irrevocably waive the dissenters’ rights pursuant to the Cayman Act in respect to all Company Shares held by such Company Shareholders with respect to the Acquisition Merger, and (f) for the period after the Acquisition Closing specified therein, not to transfer certain PubCo Ordinary Shares held by such Company Shareholders, if any, subject to certain exceptions;

WHEREAS, concurrently with the execution and delivery of this Agreement, PubCo, SPAC and the warrant agent thereunder have entered into an assignment, assumption and amendment agreement substantially in the form attached hereto as Exhibit L (the “Assignment, Assumption and Amendment Agreement”) pursuant to which SPAC assigns to PubCo all of its rights, interests, and obligations in and under the Warrant Agreement, which amends the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such Warrants to PubCo Class A Ordinary Shares) and which causes each outstanding PubCo Warrant to represent the right to receive, from the Initial Closing, one whole PubCo Class A Ordinary Share;

WHEREAS, the board of directors of SPAC (the “SPAC Board”) has unanimously (a) determined that (x) it is fair to, advisable and in the best interests of SPAC to enter into this Agreement, and to consummate the Initial Merger and the other Transactions, and (y) the Transactions constitute a “Business Combination” as such term is defined in the SPAC Charter, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable the Plan of Initial Merger, the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, the Subscription Agreements, the Shareholder Support Agreements, the Registration Rights Agreement and the execution, delivery and performance thereof, (c) resolved to recommend the adoption of this Agreement and the Plan of Initial Merger by the shareholders of SPAC, and (d) directed that this Agreement and the Plan of Initial Merger be submitted to the shareholders of SPAC for their adoption;

WHEREAS, (a) the sole director of Merger Sub 1 has (i) determined that it is fair to, advisable and in the best interests of Merger Sub 1 to enter into this Agreement and to consummate the Initial Merger and the other Transactions, (ii) approved and declared advisable this Agreement and the Plan of Initial Merger and the execution, delivery and performance of this Agreement and the Plan of Initial Merger and the consummation of the Transactions and (b) the sole shareholder of Merger Sub 1 has adopted a resolution by written consent approving this Agreement, the Plan of Initial Merger and the Transactions (the “Merger Sub 1 Written Resolution”);

WHEREAS, (a) the sole director of Merger Sub 2 has (i) determined that it is fair to, advisable and in the best interests of Merger Sub 2 to enter into this Agreement and to consummate the Acquisition Merger and the other Transactions, (ii) approved and declared advisable this Agreement and the Plan of Acquisition Merger and the execution, delivery and performance of this Agreement and the Plan of Acquisition Merger and the consummation of the Transactions and (b) the sole shareholder of Merger Sub 2 has adopted a resolution by written consent approving this Agreement, the Plan of Acquisition Merger and the Transactions (the “Merger Sub 2 Written Resolution”);

WHEREAS, (a) the sole director of PubCo has (i) determined that it is fair to, advisable and in the best interests of PubCo to enter into this Agreement and to consummate the Mergers and the other Transactions, and (ii) approved and declared advisable this Agreement, the Plan of Initial Merger, the Plan of Acquisition Merger, the Sponsor Support Agreement, the Subscription Agreements, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement and the Shareholder Support Agreements and the execution, delivery and performance thereof and (b) the sole shareholder of PubCo has adopted a resolution by written consent (i) approving this Agreement, the Plan of Initial Merger, the Plan of Acquisition Merger and the Transactions and (ii) adopting the PubCo Charter effective at the Initial Merger Effective Time; and

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) determined that it is fair to, advisable and in the best interests of the Company to enter into this Agreement and to consummate the Acquisition Merger and the other Transactions, (b) (i) approved and declared advisable this Agreement and the execution, delivery and performance of this Agreement and the consummation of the Transactions, and (ii) approved and declared advisable the Plan of Acquisition Merger, the Sponsor Support Agreement, the Shareholder Support Agreements and the execution, delivery and performance thereof, (c) resolved to recommend the adoption of this Agreement and the Plan of Acquisition Merger by the shareholders of the Company, and (d) directed that the Acquisition Merger and the Plan of Acquisition Merger be submitted to the shareholders of the Company for their adoption.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, SPAC, PubCo, Merger Sub 1, Merger Sub 2 and the Company agree as follows:

Article I

CERTAIN DEFINITIONS

Section 1.1.          Definitions. As used herein, the following terms shall have the following meanings:

“Acquisition Merger Consideration” means the sum of all PubCo Ordinary Shares receivable by Company Shareholders pursuant to Section 2.3(e).

“Action” means any charge, claim, action, complaint, petition, prosecution, investigation, appeal, suit, litigation, arbitration or other similar proceeding initiated or conducted by a mediator, arbitrator or Governmental Authority, whether administrative, civil, regulatory or criminal, and whether at law or in equity, or otherwise under any applicable Law;

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly, Controls, is Controlled by or is under common Control with such Person. In the case of a Person which is a fund or which is directly or indirectly Controlled by a fund, the term “Affiliate” also includes (a) any of the general partners of such fund, (b) the fund manager managing such fund, any other person which, directly or indirectly, Controls such fund or such fund manager, or any other funds managed by such fund manager and (c) trusts (excluding the Trust Account for all purposes other than for the sole purpose of the release of the proceeds of the Trust Account in accordance with this Agreement and the Trust Agreement) Controlled by or for the benefit of any Person referred to in (a) or (b);

“Anti-Money Laundering Laws” means all financial recordkeeping and reporting requirements and all money laundering-related laws of jurisdictions where the Company or its Subsidiaries conducts business or owns assets, and any related or similar Law issued, administered or enforced by any Governmental Authority;

“Available Closing Cash Amount” means, without duplication, an amount equal to (a) all amounts in the Trust Account immediately prior to the Acquisition Closing plus (b) the aggregate amount of cash that has been funded to, or that will be funded immediately prior to or concurrently with the Acquisition Closing to, PubCo pursuant to the Subscription Agreements plus (c) the Permitted Equity Financing Proceeds minus (d) the SPAC Shareholder Redemption Amount.

“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and compensation or benefit plan, program, policy, practice, Contract, agreement, or other arrangement, including any employment, consulting, severance, termination pay, deferred compensation, retirement, paid time off, vacation, profit sharing, incentive, bonus, health, welfare, performance awards, equity or equity-based compensation (including stock option, equity purchase, equity ownership, and restricted stock unit), disability, death benefit, life insurance, fringe benefits, indemnification, retention or stay-bonus, transaction or change-in control agreement, or other compensation or benefits, whether written, unwritten or otherwise, that is sponsored, maintained, contributed to or required to be contributed to by the Company or its ERISA Affiliates for the benefit of any current or former employee, director or officer or individual service provider of the Company and its Subsidiaries or otherwise with respect to which the Company or its Subsidiaries has any Liability, in each case other than any statutory benefit plan mandated by Law;

“Business Combination” has the meaning given in the SPAC Charter;

“Business Data” means confidential or proprietary data, databases, data compilations and data collections (including customer databases), and technical, business and other information and data, including Personal Data collected, used, stored, shared, distributed, transferred, disclosed, destroyed, disposed of or otherwise Processed by or on behalf of the Company or any of its Subsidiaries;

“Business Day” means a day on which commercial banks are open for business in New York, U.S., the Cayman Islands and Hong Kong, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled);

“Closing Date” means each of the Initial Closing Date and the Acquisition Closing Date;

“Code” means the Internal Revenue Code of 1986, as amended;

“Company Acquisition Proposal” means (a) any, direct or indirect, acquisition by any third party, in one transaction or a series of transactions, of the Company or of more than 5% of the consolidated total assets, Equity Securities or businesses of the Company and its Controlled Affiliates taken as a whole (whether by merger, consolidation, scheme of arrangement, business combination, reorganization, recapitalization, purchase or issuance of Equity Securities, purchase of assets, tender offer or otherwise) other than the Transactions; (b) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of voting Equity Securities representing more than 5%, by voting power, of (x) the Company (whether by merger, consolidation, recapitalization, purchase or issuance of Equity Securities, tender offer or otherwise) or (y) the Company’s Controlled Affiliates which comprise more than 5% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole, in each case, other than the Transactions, (c) any direct or indirect acquisition by any third party, in one transaction or a series of transactions, of more than 5% of the consolidated total assets, revenues or earning power of the Company and its Controlled Affiliates taken as a whole, other than by SPAC or its Affiliates or pursuant to the Transactions or (d) the issuance by the Company of more than 5% of its voting Equity Securities as consideration for the assets or securities of a third party (whether an entity, business or otherwise), except in any such case as permitted under Section 6.1(3)(c) or Section 6.1(3)(d);

“Company Charter” means the Amended and Restated Memorandum and Articles of Association of the Company, adopted pursuant to a special resolution passed on June 16, 2021;

“Company Contract” means any Contract to which a Group Company is a party or by which a Group Company is bound and for which performance of substantive obligations is ongoing;

“Company IP” means all Owned IP and all other Intellectual Property used or held for use in or necessary for the operation of the business of the Company or any of its Subsidiaries;

“Company Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company, any of its Subsidiaries or any of the Acquisition Entities to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or IFRS or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action expressly required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any failure in and of itself of the Company and any of its Subsidiaries to meet any projections or forecasts, provided, however, that the exception in this clause (f) shall not prevent or otherwise affect a determination that any change, effect or development underlying such change has resulted in or contributed to a Company Material Adverse Effect, (g) any Events generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate, (h) any action taken by, or at the written request of, SPAC, (i) the announcement of this Agreement and the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the Company’s and its Subsidiaries’ relationships, contractual or otherwise, with any Governmental Authority, third parties or other Person, (j) any matter set forth on, or deemed to be incorporated in the Company Disclosure Letter, (k) any Events that are cured by the Company prior to the Acquisition Closing, or (l) any worsening of the Events referred to in clauses (a), (b), (d), (e), (g) or (j) to the extent existing as of the date of this Agreement; provided, however, that in the case of each of clauses (b), (d), (e) and (g), any such Event to the extent it disproportionately affects the Company or any of its Subsidiaries relative to other similarly situated participants in the industries and geographies in which such Persons operate shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to such similarly situated participants;

“Company Products” means all Software and other products (including any of the foregoing currently in development) from which the Company or any of its Subsidiaries has derived, within the three (3) years preceding the date hereof, is currently deriving or is currently anticipated to derive, revenue from the sale, license, maintenance or other provision thereof, including the Circle HealthPod product;

“Company RSUs” means all outstanding restricted share units to acquire Company Shares issued pursuant to an award granted under the ESOP, other than Key Executive RSUs;

“Company Shareholder” means any holder of any Company Shares;

“Company Shares” means, collectively, the Ordinary Shares and the Preferred Shares;

“Company Transaction Expenses” means any out-of-pocket fees and expenses payable by the Company or any of its Subsidiaries or Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, including consultants and public relations firms, and (b) any and all filing fees payable by the Company or any of its Subsidiaries or Affiliates to the Governmental Authorities in connection with the Transactions, except that the Company shall only be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (x) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions and (y) the preparation, filing and mailing of the Proxy/Registration Statement in connection with the Transactions;

“Competing SPAC” means any publicly traded special purpose acquisition company other than SPAC;

“Contract” means any legally binding written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, mortgage, guarantee, purchase order, insurance policy or commitment or undertaking of any nature that has any outstanding rights or obligations;

“Control” in relation to any Person means (a) the direct or indirect ownership of, or ability to direct the casting of, more than fifty percent (50%) of the total voting rights conferred by all the shares then in issue and conferring the right to vote at all general meetings of such Person; (b) the ability to appoint or remove a majority of the directors of the board or equivalent governing body of such Person; (c) the right to control the votes at a meeting of the board of directors (or equivalent governing body) of such Person; or (d) the ability to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise, and “Controlled”, “Controlling” and “under common Control with” shall be construed accordingly;

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks;

“COVID-19 Measures” means (i) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Authority, including the Hong Kong Department of Health, Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19 for similarly situated companies, and (ii) any action reasonably taken or refrained from being taken in response to COVID-19;

“Data Security Requirements” means all of the following to the extent applicable to the Company or any of its Subsidiaries or any Company Systems, Company Products or Business Data and in each case pertaining to data protection, data transfer, data privacy, data security, or data breach notification requirements: (i) all Laws (including all Privacy Laws), (ii) the Company’s and its Subsidiaries’ rules, policies, and procedures, (iii) industry standards applicable to and generally complied with by the industry in which the business of the Company or any of its Subsidiaries operates (including, if applicable, the Payment Card Industry Data Security Standard (PCI DSS)) and (iv) Contracts to which the Company or any of its Subsidiaries is a party or by which it is bound;

“Disclosure Letter” means, as applicable, the Company Disclosure Letter and the SPAC Disclosure Letter;

“DTC” means the Depository Trust Company;

“Encumbrance” means any mortgage, charge (whether fixed or floating), pledge, lien, license, covenant not to sue, option, right of first offer, refusal or negotiation, hypothecation, assignment, deed of trust, title retention or other similar encumbrance of any kind whether consensual, statutory or otherwise;

“Environmental Laws” means all Laws concerning pollution, protection of the environment, or human health or safety;

“Equity Securities” means, with respect to any Person, any capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such person and any options, warrants or other securities (for the avoidance of doubt, including debt securities) that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, shares, equity interests, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person);

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” of any entity means each entity that is or was at any time treated as a single employer with such entity for purposes of Section 4001(b)(1) of ERISA or Section 414 of the Code;

“ESOP” means the 2021 Share Incentive Plan of the Company adopted on June 16, 2021, as may be amended from time to time;

“Event” means any event, state of facts, development, change, circumstance, occurrence or effect;

“Exchange Act” means the Securities Exchange Act of 1934, as amended;

“Exchange Ratio” means the quotient obtained by dividing the Price per Share by $10.00;

“Fully-Diluted Company Shares” means, without duplication, (a) the aggregate number of Company Shares (i) that are issued and outstanding immediately prior to the Acquisition Effective Time and (ii) that are issuable upon the exercise of all Company RSUs, Key Executive RSUs, options, warrants, convertible notes and other Equity Securities of the Company that are issued and outstanding immediately prior to the Acquisition Effective Time (whether or not then vested or exercisable as applicable), which shall include such number of Company Shares and PubCo Ordinary Shares to be issued as described in paragraph 2 to Section 3.3(a) of the Company Disclosure Letter, minus (b) the Company Shares held by the Company or any Subsidiary of the Company (if applicable) as treasury shares.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time;

“GDPR” means the General Data Protection Regulation (EU) 2016/679;

“Government Official” means any officer, cadre, civil servant, employee or any other person who acts in an official capacity for any Governmental Authority (including any government-owned or government-Controlled enterprise, political party, public international organization or official thereof), or who acts in an official capacity for any candidate for governmental or political office;

“Governmental Authority” means the government of any nation, province, state, city, locality or other political subdivision of any thereof, any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, regulation or compliance, or any arbitrator or arbitral body, any self-regulated organization, stock exchange, or quasi-governmental authority;

“Governmental Order” means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority;

“Group” or “Group Companies” means the Company and its Subsidiaries, and “Group Company” means any of them;

“HK Subsidiary” means Prenetics Limited.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board, as in effect from time to time;

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, including any amount due to any shareholder of such Person, (b) the principal and accrued interest components of capitalized lease obligations under GAAP or IFRS, as applicable, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs,” “seller notes,” “exit fees” and “retention payments,” but excluding payables arising in the Ordinary Course, (g) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the Transactions in respect of any of the items in the foregoing clauses (a) through (f), and (h) all Indebtedness of another Person referred to in clauses (a) through (g) above guaranteed directly or indirectly, jointly or severally;

“Initial Merger Consideration” means the sum of all PubCo Class A Ordinary Shares receivable by SPAC Shareholders pursuant to Section 2.2(h)(ii);

“Intellectual Property” means all intellectual property, industrial property and proprietary rights in any and all jurisdictions worldwide, including rights in: (a) Patents, (b) Trademarks, (c) copyrights, works of authorship and mask works, (d) Trade Secrets, (e) Software, (f) “moral” rights, rights of publicity or privacy, data base or data collection rights and other similar intellectual property rights, (g) registrations, applications, and renewals for any of the foregoing in (a)-(f), and (h) all rights in the foregoing;

“Investment Company Act” means the Investment Company Act of 1940;

“Key Executive” means Danny Yeung;

“Key Officers” means the Key Executive, Lawrence Chi Hung Tzang and Stephen Lo;

“Key Executive RSUs” means all outstanding restricted share units to acquire Company Shares issued pursuant to an award granted under the ESOP or otherwise that are held by the Key Executive immediately prior to the Acquisition Effective Time;

“Key Executive Shares” means the Company Shares held by the Key Executive immediately prior to the Acquisition Effective Time;

“Knowledge of SPAC” or any similar expression means the knowledge that each individual listed on Section 1.1 of the SPAC Disclosure Letter actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports directly responsible for the applicable subject matter;

“Knowledge of the Company” or any similar expression means the knowledge that each individual listed on Section 1.1 of the Company Disclosure Letter actually has, or the knowledge that any such individual would have acquired following reasonable inquiry of his or her direct reports directly responsible for the applicable subject matter;

“Law” means any statute, law, ordinance, rule, regulation or Governmental Order, in each case, of any Governmental Authority, or any provisions or interpretations of the foregoing, including general principles of common and civil law and equity;

“Leased Real Property” means any real property subject to a Company Lease;

“Liabilities” means debts, liabilities and obligations (including Taxes), whether accrued or fixed, absolute or contingent, matured or unmatured, deferred or actual, determined or determinable, known or unknown, including those arising under any law, action or Governmental Order and those arising under any Contract;

“Made Available” means, unless the context otherwise requires, that a copy of the subject documents or other materials has been provided by the Company, its Subsidiary or any of their respective Representatives at least two (2) Business Days prior to the date hereof either (i) via upload to the virtual data room operated by Intralinks, Inc. under the project name “Project 10P” or (ii) to SPAC or its Representatives by email;

“Major Customers” means the top five (5) customers of the Group for the past twelve (12) months ended on July 31, 2021, listed on Section 1.1 of the Company Disclosure Letter;

“Major Suppliers” means the top five (5) suppliers of the Group for the past twelve (12) months ended on July 31, 2021, listed on Section 1.1 of the Company Disclosure Letter;

“Material Contracts” means, collectively, each Company Contract (other than any Benefit Plan) that:

(i)	involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $3,500,000 in the twelve (12) months ended July 31, 2021;

(ii)	is with a Related Party (other than those employment agreements, indemnification agreements, Contracts covered by any Benefit Plan, confidentiality agreements, non-competition agreements or any other agreement of similar nature entered into in the Ordinary Course with employees or technical consultants) with an amount of over $1,000,000;

(iii)	involves (A) indebtedness for borrowed money having an outstanding principal amount in excess of $3,500,000 or (B) an extension of credit, a guaranty, surety, deed of trust, or the grant of an Encumbrance, in each case, to secure any Indebtedness having a principal or stated amount in excess of $3,500,000;

(iv)	involves the lease, license, sale, use, disposition or acquisition of a business or assets constituting a business involving purchase price, payments or revenues in excess of $3,500,000 or involving any “earn out” or deferred purchase price payment obligation;

(v)	involves the waiver, compromise, or settlement of any dispute, claim, litigation or arbitration with an amount higher than $1,000,000;

(vi)	grants a right of first refusal, right of first offer or similar right with respect to any material properties, assets or businesses of the Company and its Subsidiaries, taken as a whole;

(vii)	contains covenants of the Company or any of the Company’s Subsidiaries (A) prohibiting or limiting the right of the Company or any of the Company’s Subsidiaries to engage in or compete with any Person in any line of business in any material respect or (B) prohibiting or restricting the Company’s and the Company’s Subsidiaries’ ability to conduct their respective business with any Person in any geographic area in any material respect, in each case, other than Contracts (including partnership or distribution Contracts) entered into in the Ordinary Course which include exclusivity provisions;

(viii)	with each of the Major Customers involving payments to the Group in the twelve (12) months ended July 31, 2021 in excess of $3,500,000;

(ix)	with each of the Major Suppliers involving payments by the Group in the twelve (12) months ended July 31, 2021 in excess of $3,500,000;

(x)	with any Governmental Authority which involves obligations (contingent or otherwise), payments or revenues to or by the Group in excess of $1,000,000 in the twelve (12) months ended July 31, 2021;

(xi)	involves (x) the establishment, contribution to, or operation of a partnership, joint venture, alliance, collaboration, variable interest entity or similar entity, or involving a sharing of profits or losses (including joint development Contracts), or (y) a material business cooperation, technology development or similar arrangement between any Group Company and any medical institution, scientific research institution or university, in any such case involving payments to or by the Group of an amount higher than $5,000,000 in the twelve (12) months ended July 31, 2021;

(xii)	relates to the license, sublicense, grant of other rights, creation, development, or acquisition of material Intellectual Property, or materially restricts the Company’s or any of its Subsidiaries’ ability to assign, use or enforce any material Intellectual Property, other than (A) non-exclusive end user licenses of commercially-available, off-the-shelf Software used solely for the Company or any of its Subsidiaries’ internal use and with a total replacement cost of less than $200,000 and (B) assignments of Intellectual Property to the Company or any of its Subsidiaries under Contracts with their employees entered into in the Ordinary Course and containing Intellectual Property assignment and confidentiality provisions that are equivalent in all material respects to the Company’s and its Subsidiaries’ form employment agreements; or

(xiii)	is a collective bargaining agreement with a Union.

“NDA” means the Confidential Disclosure Agreement, dated as of May 21, 2021, between SPAC and the Company;

“Open Source Software” means any Software that is licensed pursuant to: (i) any license that is a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); (ii) any license to Software that is considered “free” or “open source software” by the Open Source Foundation or the Free Software Foundation; or (iii) any Reciprocal License, in each case whether or not source code is available or included in such license, or any modification or derivative thereof;

“Ordinary Course” means, with respect to an action taken or refrained from being taken by a Person, that such action or omission is taken in the ordinary course of the operations of such Person, including any COVID-19 Measures and any change in such COVID-19 Measures or interpretations whether taken prior to or following the date of this Agreement;

“Ordinary Shares” has the meaning given to that term in the Company Charter;

“Organizational Documents” means, with respect to any Person that is not an individual, its certificate of incorporation or registration, bylaws, memorandum and articles of association, constitution, limited liability company agreement, or similar organizational documents, in each case, as amended or restated;

“Owned IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries;

“Patents” means patents, including utility models, industrial designs and design patents, and applications therefor (and any patents that issue as a result of those patent applications), and including all divisionals, continuations, continuations-in-part, continuing prosecution applications, substitutions, reissues, re-examinations, renewals, provisionals and extensions thereof, and any counterparts worldwide claiming priority therefrom;

“Permitted Encumbrances” means (a) Encumbrances for Taxes, assessments and governmental charges or levies not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS; (b) mechanics’, carriers’, workmen’s, repairmen’s, materialmen’s or other Encumbrances arising or incurred in the Ordinary Course in respect of amounts that are not yet due and payable; (c) rights of any third parties that are party to or hold an interest in any Contract to which the Company or any of its Subsidiaries is a party; (d) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or Encumbrances that do not materially interfere with the present use of the Leased Real Property, (e) with respect to any Leased Real Property (i) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Encumbrances thereon, (ii) any Encumbrances permitted under the Company Lease, and (iii) any Encumbrances encumbering the real property of which the Leased Real Property is a part, (iv) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of the Leased Real Property, (f) licenses of Intellectual Property granted by the Company or any of its Subsidiaries in the Ordinary Course, (g) Ordinary Course purchase money Encumbrances and Encumbrances securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (h) other Encumbrances arising in the Ordinary Course and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (i) reversionary rights in favor of landlords under any Company Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, and (j) any other Encumbrances that have been incurred or suffered in the Ordinary Course and do not materially impair the existing use of the property affected by such Encumbrance;

“Permitted Equity Financing” means purchases of PubCo Class A Ordinary Shares on the day of the Acquisition Closing (after the Initial Closing but immediately prior to the Acquisition Closing) by an investor pursuant to Section 8.6.

“Permitted Equity Financing Proceeds” means cash proceeds to be funded immediately prior to or concurrently with the Acquisition Closing to PubCo pursuant to the Permitted Equity Subscription Agreements.

“Permitted Equity Subscription Agreement” means a subscription agreement executed by an investor, SPAC and PubCo after the date hereof pursuant to which such investor has agreed to purchase for cash PubCo Class A Ordinary Shares from PubCo on the day of the Acquisition Closing (after the Initial Closing but immediately prior to the Acquisition Closing) pursuant to Section 8.6.

“Person” means any individual, firm, corporation, company, partnership, limited liability company, incorporated or unincorporated association, trust, estate, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind;

“Personal Data” has the meaning given to the term “personal data” by the GDPR/UK GDPR and shall also include (a) all data and information that, whether alone or in combination with any other data or information, identifies, relates to, describes, is reasonably capable of being associated with, or could reasonably be linked, directly or indirectly, with a natural person, household, or his, her or its device, including, to the extent constituting or comprising the foregoing, name, street address, telephone number, email address, photograph, social security number, government-issued ID number, customer or account number, health information, financial information, device identifiers, transaction identifier, cookie ID, browser or device fingerprint or other probabilistic identifier, IP addresses, physiological and behavioral biometric identifiers, viewing history, platform behaviors, and any other similar piece of data or information; or (b) all other data or information that is otherwise protected by any applicable Laws;

“Plan of Acquisition Merger” means the plan of merger substantially in the form attached hereto as Exhibit E and any amendment or variation thereto made in accordance with the provisions of the Cayman Act and the terms thereof;

“Plan of Initial Merger” means the plan of merger substantially in the form attached hereto as Exhibit F and any amendment or variation thereto made in accordance with the provisions of the Cayman Act and the terms thereof;

“Preferred Shares” means, collectively, the Series A Preferred Shares, the Series B Preferred Shares, the Series C Preferred Shares, the Series D Preferred Shares, and the Series E Preferred Shares;

“Price per Share” means $1,150,000,000 divided by the Fully-Diluted Company Shares;

“Privacy Laws” means all applicable Laws concerning the Processing of Personal Data, including incident reporting and Security Incident notifying requirements, and including the UK Data Protection Legislation, and including the GDPR as applicable outside the United Kingdom (and all related national Laws, regulations and secondary legislation implementing GDPR in member states of the European Union);

“Process,” “Processing” or “Processed” means, with respect to Personal Data, the use, collection, creation, processing, receipt, storage, recording, organization, structuring, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination, making available, alignment, combination, restriction, erasure or destruction of such Personal Data;

“Prohibited Person” means any Person that is (a) a national or organized under the laws of, or resident in, any U.S. embargoed or restricted country (which, as of the date of this Agreement, consists of Cuba, Iran, North Korea, Syria and the Crimea region of Ukraine), (b) included on any Sanctions-related list of blocked or designated parties (including the United States Commerce Department’s Denied Parties List, Entity List, and Unverified List; the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224; the Department of State’s Debarred List; or any list of Persons subject to sanctions issued by the United Nations Security Council, HM Treasury of the United Kingdom, and the European Union); (c) owned fifty percent or more, directly or indirectly, by a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; (d) is a Person acting in his or her official capacity as a director, officer, employee, or agent of a Person included on any Sanctions-related list of blocked or designated parties, as described in clause (b) above; or (e) a Person with whom business transactions, including exports and imports, are otherwise restricted by Sanctions, including, in each clause above, any updates or revisions to the foregoing and any newly published rules;

“Proxy Statement” means the proxy statement forming part of the Proxy/Registration Statement filed with the SEC, with respect to the SPAC Shareholders’ Meeting and the Transactions, to be used for the purpose of soliciting proxies from SPAC Shareholders to approve the Transaction Proposals;

“PubCo Class A Ordinary Shares” means Class A ordinary shares of PubCo, par value $0.0001 per share, as further described in the PubCo Charter;

“PubCo Class B Ordinary Shares” means Class B ordinary shares of PubCo, par value $0.0001 per share, as further described in the PubCo Charter;

“PubCo Initial Shareholder” means the holder of the PubCo Subscriber Share and any other shares of PubCo immediately prior to the Initial Merger Effective Time;

“PubCo Ordinary Shares” means, collectively PubCo Class A Ordinary Shares and PubCo Class B Ordinary Shares;

“Public Notice 7” means the Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises (关于非居民企业间接转让财产企业所得税若干问题的公告) (Public Notice [2015] No. 7) issued by the State Administration of Taxation of the People’s Republic of China, effective February 3, 2015 (including subsequent amending provisions, as well as any interpretations or procedural rules related thereto);

“Public Notice 7 Tax” means any Taxes (including any deduction or withholding) payable to or imposed by the applicable Tax authority of the People’s Republic of China with respect to Public Notice 7, together with any interest, penalties or additions to such Taxes.

“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon: (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form); (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no or minimal charge; (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software; (iv) a requirement that such other Software be redistributable by other licensees; or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software);

“Redeeming SPAC Shares” means SPAC Ordinary Shares in respect of which the eligible (as determined in accordance with the SPAC Charter) holder thereof has validly exercised (and not validly revoked, withdrawn or lost) his, her or its SPAC Shareholder Redemption Right;

“Registered IP” means Owned IP issued by, registered, recorded or filed with, renewed by or the subject of a pending application before any Governmental Authority, Internet domain name registrar or other authority;

“Registrable Securities” means (a) the PubCo Ordinary Shares representing the Shareholder Merger Consideration, (b) the PubCo Ordinary Shares issuable upon exercise of the PubCo Warrants and (c) the PubCo Warrants;

“Registration Statement” means a registration statement on Form F-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by PubCo under the Securities Act with respect to the Registrable Securities;

“Related Party” means (a) any member, shareholder or equity interest holder who, together with its Affiliates, directly or indirectly holds no less than 5% of the total outstanding share capital of the Company or any of its Subsidiaries, (b) any director or officer of the Company or any of its Subsidiaries, in each case of clauses (a) and (b), excluding the Company or any of its Subsidiaries;

“Representatives” of a Person means, collectively, officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives of such Person or its Affiliates;

“Required Governmental Authorization” means all material franchises, approvals, permits, consents, qualifications, certifications, authorizations, licenses, orders, registrations, certificates, variances or other similar permits, rights and all pending applications therefor from or with the relevant Governmental Authority required to operate the business of the Company and any of its Subsidiaries, as currently conducted, in accordance with applicable Law;

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (a) the United States (including the United States Commerce Department’s Denied Parties List, Entity List, and Unverified Lists, the U.S. Department of Treasury’s Specially Designated Nationals and Blocked Persons List, Specially Designated Narcotics Traffickers List, or Specially Designated Terrorists List, Specially Designated Global Terrorists List, or the Annex to Executive Order No. 13224, and the Department of State’s Debarred List), (b) the European Union and enforced by its member states, (c) the United Nations Security Council, (d) Her Majesty’s Treasury of the United Kingdom and (e) any other similar economic sanctions administered by a Governmental Authority;

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act of 1933;

“Security Incident” means any actual or suspected data breach or other security incident or Event that results in or is reasonably suspected to have resulted in the accidental or unlawful destruction, loss, alteration, corruption, or unauthorized disclosure of, or access to or use of, (i) any Personal Data included in the Business Data, which has been, or is required to be, notified to a supervisory or regulatory authority in accordance with Privacy Laws, or (ii) any Business Data (not comprising Personal Data) or any Company Systems which exposes the Company or any of its Subsidiaries to any material Action or Liabilities;

“Series A Preferred Shares” has the meaning given to that term in the Company Charter;

“Series B Preferred Shares” has the meaning given to that term in the Company Charter;

“Series C Preferred Shares” has the meaning given to that term in the Company Charter;

“Series D Preferred Shares” has the meaning given to that term in the Company Charter;

“Series E Preferred Shares” has the meaning given to that term in the Company Charter;

“Shareholder Merger Consideration” means the Initial Merger Consideration and the Acquisition Merger Consideration, as applicable;

“Shareholders’ Agreement” means the Shareholders’ Agreement in respect of the Company, dated as of June 16, 2021, as may be amended and/or restated from time to time;

“Software” means all computer software, data, and databases, together with object code, source code, firmware, and embedded versions thereof, and documentation related thereto, together with intellectual property, industrial property and proprietary rights in and to any of the foregoing;

“SPAC Accounts Date” means February 4, 2021;

“SPAC Acquisition Proposal” means: (a) any, direct or indirect, acquisition, merger, domestication, reorganization, business combination, “initial business combination” under SPAC’s initial IPO prospectus or similar transaction, in one transaction or a series of transactions, involving SPAC or involving all or a material portion of the assets, Equity Securities or businesses of SPAC (whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, purchase of assets, tender offer or otherwise); or (b) any equity or similar investment in SPAC or any of its controlled Affiliates, in each case, other than the Transactions;

“SPAC Charter” means the Amended and Restated Memorandum and Articles of Association of the SPAC, adopted pursuant to a special resolution passed on May 13, 2021;

“SPAC Class A Ordinary Shares” means Class A ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;

“SPAC Class B Ordinary Shares” means Class B ordinary shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;

“SPAC Material Adverse Effect” means any Event that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (i) the business, assets and liabilities, results of operations or financial condition of SPAC or (ii) the ability of SPAC to consummate the Transactions; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “SPAC Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking or refraining from taking of any action expressly required to be taken or refrained from being taken under this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences), epidemic or pandemic (including any COVID-19 Measures or any change in such COVID-19 Measures or interpretations following the date of this Agreement), acts of nature or change in climate, (e) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, riots or insurrections, (f) any matter set forth on, or deemed to be incorporated in the SPAC Disclosure Letter, (g) any Events that are cured by SPAC prior to the Acquisition Closing, (h) any action taken by, or at the written request of, the Company, (i) the announcement of this Agreement and the Transactions, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on the SPAC’s relationships, contractual or otherwise, with any Governmental Authority, third parties or other Person, (j) any change in the trading price or volume of the SPAC Units, SPAC Ordinary Shares or SPAC Warrants (provided that the underlying causes of such changes referred to in this clause (j) may be considered in determining whether there is a SPAC Material Adverse Effect except to the extent such cause is within the scope of any other exception within this definition), or (k) any worsening of the Events referred to in clauses (b), (d), (e) or (f) to the extent existing as of the date of this Agreement; provided, however, that in the case of each of clauses (b), (d) and (e), any such Event to the extent it disproportionately affects SPAC relative to other special purpose acquisition companies shall not be excluded from the determination of whether there has been, or would reasonably be expected to be, a SPAC Material Adverse Effect, but only to the extent of the incremental disproportionate effect on SPAC relative to such similarly situated participants. Notwithstanding the foregoing, with respect to SPAC, the number of SPAC Shareholders who exercise their SPAC Shareholder Redemption Right or the failure to obtain SPAC Shareholders’ Approval shall not be deemed to be a SPAC Material Adverse Effect;

“SPAC Ordinary Shares” means, collectively, SPAC Class A Ordinary Shares and SPAC Class B Ordinary Shares;

“SPAC Preference Shares” means preference shares of SPAC, par value $0.0001 per share, as further described in the SPAC Charter;

“SPAC Securities” means, collectively, the SPAC Shares and the SPAC Warrants;

“SPAC Shareholder” means any holder of any SPAC Shares;

“SPAC Shareholder Redemption Amount” means the aggregate amount payable with respect to all Redeeming SPAC Shares;

“SPAC Shareholder Redemption Right” means the right of an eligible (as determined in accordance with the SPAC Charter) holder of SPAC Ordinary Shares to redeem all or a portion of the SPAC Ordinary Shares held by such holder as set forth in the SPAC Charter in connection with the Transaction Proposals;

“SPAC Shareholders’ Approval” means the vote of SPAC Shareholders required to approve the Transaction Proposals, as determined in accordance with applicable Law and the SPAC Charter;

“SPAC Shares” means the SPAC Ordinary Shares and SPAC Preference Shares;

“SPAC Transaction Expenses” means any out-of-pocket fees and expenses paid or payable by SPAC, the Acquisition Entities or Sponsor (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the Transactions, including (a) all fees (including deferred underwriting fees), costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, (b) any Indebtedness of SPAC owed to Sponsor, its Affiliates or its or their respective shareholders or Affiliates (including amounts accrued and outstanding under the Working Capital Loan as of the Acquisition Closing in an aggregate amount not exceeding $1,500,000) and (c) any and all filing fees to the Governmental Authorities in connection with the Transactions, except that SPAC shall only be responsible for fifty percent (50%) of the fees, costs and expenses incurred in connection with (x) any filing, submission or application for the Governmental Order pertaining to the anti-trust Laws applicable to the Transactions and (y) the preparation, filing and mailing of the Proxy/Registration Statement in connection with the Transactions;

“SPAC Unit” means the units issued by SPAC in SPAC’s IPO or the exercise of the underwriters’ overallotment option each consisting of one SPAC Class A Ordinary Share and one-third of a SPAC Warrant;

“SPAC Warrant” means all outstanding and unexercised warrants issued by SPAC to acquire SPAC Class A Ordinary Shares;

“Subsidiary” means, with respect to a specified Person, any other Person Controlled, directly or indirectly, by such specified Person and, in case of a limited partnership, limited liability company or similar entity, such Person is a general partner or managing member and has the power to direct the policies, management and affairs of such Person, respectively;

“Subscription Agreements” means, collectively, the Amended Forward Purchase Agreements and the PIPE Subscription Agreements, and when used in Section 8.7, shall include the Permitted Equity Subscription Agreements, if and when executed.

“Tax” or “Taxes” means all federal, state, local, foreign or other taxes imposed by any Governmental Authority, including all income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, escheat, abandoned and unclaimed property, sales, use, transfer, registration, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto;

“Tax Returns” means all U.S. federal, state, local, provincial and non-U.S. returns, declarations, computations, notices, statements, claims, reports, schedules, forms and information returns, including any attachment thereto or amendment thereof, required or permitted to be supplied to, or filed with, a Governmental Authority with respect to Taxes;

“Trade Secrets” means all trade secrets and other confidential or proprietary information, know-how and other inventions, processes, models, methodologies and all other information that derives economic value (actual or potential) from not being generally known to other persons who can obtain economic value from its disclosure or use;

“Trademarks” means trade names, logos, trademarks, service marks, service names, trade dress, company names, collective membership marks, certification marks, slogans, domain names, social media handles, toll-free numbers, and other indicia of origin, whether or not registerable as a trademark in any given country, together with registrations and applications therefor, and the goodwill associated with any of the foregoing;

“Transaction Documents” means, collectively, this Agreement, the NDA, the Subscription Agreements, the Permitted Equity Subscription Agreements, the Sponsor Support Agreement, the Shareholder Support Agreements, the Registration Rights Agreement, the Assignment, Assumption and Amendment Agreement, the Initial Merger Filing Documents, the Acquisition Merger Filing Documents and any other agreements, documents or certificates entered into or delivered pursuant hereto or thereto, and the expression “Transaction Document” means any one of them;

“Transaction Proposals” means the adoption and approval of each proposal reasonably agreed to by SPAC and the Company as necessary or appropriate in connection with the consummation of the Transactions, but in any event including unless otherwise agreed upon in writing by SPAC and the Company: (i) the approval and authorization of this Agreement and the Transactions as a Business Combination, (ii) the approval and authorization of the Initial Merger and the Plan of Initial Merger, (iii) the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting, if necessary, to permit further solicitation and vote of proxies because there are not sufficient votes to approve and adopt any of the foregoing or in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if the number of Redeeming SPAC Shares is such that the condition in Section 9.3(c) would not be satisfied, and (iv) the adoption and approval of each other proposal that the Nasdaq or the SEC (or staff members thereof) indicates (x) are necessary in its comments to the Proxy/Registration Statement or correspondence related thereto and (y) are required to be approved by the SPAC Shareholders in order for the Acquisition Closing to be consummated;

“Transactions” means, collectively, the Mergers and each of the other transactions contemplated by this Agreement or any of the other Transaction Documents;

“Transfer Taxes” means any transfer, documentary, sales, use, real property, stamp, registration and other similar Taxes, fees and costs (including any associated penalties and interest) payable in connection with the Transactions;

“UK Data Protection Legislation” means (i) the Data Protection Act 1998 and all other applicable national laws, regulations and secondary legislation implementing the EU Data Protection Directive 95/46/EC; (ii) the GDPR as applicable in the United Kingdom, and all related national laws, regulations and secondary legislation; (iii) the Data Protection Act 2018; (iv) the UK GDPR; (v) the Data Protection (Charges and Information) Regulations 2018; (vi) the Privacy and Electronic Communications (EC Directive) Regulations 2003 (SI 2003/2426) and all other applicable national laws, regulations and secondary legislation implementing the Privacy and Electronic Communications Data Protection Directive 2002/58/EC; (vii) the Regulation of Investigatory Powers Act 2000, the Investigatory Powers Act 2016 and the Telecommunications (Lawful Business Practice) (Interception of Communications) Regulations 2000 (SI 2000/2699); (viii) (where and to the extent applicable) Part V of the Digital Economy Act 2017; and (ix) all other applicable laws and regulations to the extent relating to the protection and processing of personal data, marketing directed to individuals, and privacy in any jurisdiction, including where applicable any binding guidance or codes of practice issued or adopted by the United Kingdom’s Information Commissioner, the European Data Protection Board or any similar body in any other jurisdiction;

“UK GDPR” means GDPR as implemented by the UK Data Protection Act 2018 and modified by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (SI 2019/419);

“UK Subsidiary” means Prenetics EMEA Limited;

“Union” means any union, works council or other employee representative body;

“U.S.” means the United States of America;

“Warrant Agreement” means the Warrant Agreement, dated as of May 13, 2021, by and between SPAC and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent; and

“Working Capital Loan” means any loan made to SPAC by any of the Sponsor, an Affiliate of the Sponsor, or any of SPAC’s officers or directors, and evidenced by one or more promissory notes, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.2.          Construction.

(a)               Unless the context of this Agreement otherwise requires or unless otherwise specified, (i) words of any gender shall be construed as masculine, feminine, neuter or any other gender, as applicable; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “herewith,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the terms “Schedule” or “Exhibit” refer to the specified Schedule or Exhibit of this Agreement; (vi) the words “including,” “included,” or “includes” shall mean “including, without limitation;” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it; (vii) the word “extent” in the phrase “to the extent” means the degree to which a subject or thing extends and such phrase shall not simply mean “if;” (viii) the word “or” shall be disjunctive but not exclusive; (ix) the word “will” shall be construed to have the same meaning as the word “shall”; (x) unless the context otherwise clearly indicates, each defined term used in this Agreement shall have a comparable meaning when used in its plural or singular form; (xi) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (xii) references to “written” or “in writing” include in electronic form; and (xiii) a reference to any Person includes such Person’s predecessors, successors and permitted assigns;

(b)               Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c)               References to “$”, “dollar”, or “cents” are to the lawful currency of the United States of America.

(d)               Whenever this Agreement refers to a number of days or months, such number shall refer to calendar days or months unless Business Days are expressly specified. Time periods within or following which any payment is to be made or act is to be done under this Agreement shall be calculated by excluding the calendar day on which the period commences and including the calendar day on which the period ends, and by extending the period to the next following Business Day if the last calendar day of the period is not a Business Day.

(e)               All accounting terms used in this Agreement and not expressly defined in this Agreement shall have the meanings given to them under GAAP (with respect to SPAC) and IFRS (with respect to the Company or any of its Subsidiaries).

(f)                Unless the context of this Agreement otherwise requires, (i) references to Merger Sub 1 with respect to periods following the Initial Merger Effective Time shall be construed to mean the Surviving Company and vice versa and (ii) references to the Company with respect to periods following the Acquisition Effective Time shall be construed to mean the Surviving Corporation and vice versa.

(g)               The table of contents and the section and other headings and subheadings contained in this Agreement and the Exhibits hereto are solely for the purpose of reference, are not part of the agreement of the parties hereto, and shall not in any way affect the meaning or interpretation of this Agreement or any Exhibit hereto.

(h)               Unless the context of this Agreement otherwise requires, references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(i)                 Capitalized terms used in the Exhibits and the Disclosure Letter and not otherwise defined therein have the meanings given to them in this Agreement.

(j)                 With regard to each and every term and condition of this Agreement, the parties hereto understand and agree that the same has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration shall be given to the issue of which party actually prepared, drafted or requested any term or condition of this Agreement.

Article II

TRANSACTIONS; CLOSING

Section 2.1.          Pre-Closing Actions.

(a)               ESOP Matters. Prior to the Acquisition Effective Time, the Company shall provide such notice (if any) to the extent required under the terms of the ESOP, obtain any necessary consents, waivers or releases, adopt applicable resolutions, amend the terms of the ESOP or any outstanding awards and take all other appropriate actions to: (a) effectuate the provisions of Section 2.3(e)(iv) as of the Acquisition Effective Time; and (b) ensure that after the Acquisition Effective Time, no holder of Company RSUs or Key Executive RSUs (or any beneficiary thereof) nor any other participant in the ESOP shall have any right thereunder to acquire any securities of the Surviving Corporation or to receive any payment or benefit with respect to any award previously granted under the ESOP, except as provided in Section 2.3(e)(iv).

(b)               Organizational Documents of PubCo. At the Initial Merger Effective Time, PubCo’s memorandum and articles of association, as in effect immediately prior to the Initial Merger Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of PubCo attached hereto as Exhibit I, (the “PubCo Charter”), and, as so amended and restated, shall be the memorandum and articles of association of PubCo, until thereafter amended in accordance with the terms thereof and the Cayman Act.

Section 2.2.          The Initial Merger.

(a)               Initial Merger. Subject to Section 2.2(b), on the date which is three (3) Business Days after the first date on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Initial Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Initial Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by SPAC and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Initial Merger (the “Initial Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9. At the Initial Closing, SPAC shall merge with and into Merger Sub 1, with Merger Sub 1 being the surviving company in the Initial Merger (the day on which the Initial Closing occurs, the “Initial Closing Date”). On the Initial Closing Date, PubCo, SPAC and Merger Sub 1 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands, the Plan of Initial Merger (substantially in the form attached hereto as Exhibit F) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Initial Merger effective (collectively, the “Initial Merger Filing Documents”). The Initial Merger shall become effective at the time when the Plan of Initial Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by Merger Sub 1 and SPAC in writing with the prior written consent of the Company and specified in the Plan of Initial Merger (the “Initial Merger Effective Time”).

(b)               Notice to SPAC Shareholders Delivering Written Objection. If any SPAC Shareholder gives to SPAC, before the SPAC Shareholders’ Approval is obtained at the SPAC Shareholders’ Meeting, written objection to the Initial Merger (each, a “Written Objection”) in accordance with Section 238(2) of the Cayman Act:

(i)                 SPAC shall, in accordance with Section 238(4) of the Cayman Act, promptly give written notice of the authorization of the Initial Merger (the “Authorization Notice”) to each such SPAC Shareholder who has made a Written Objection, and

(ii)              unless SPAC and the Company elect by agreement in writing to waive this Section 2.2(b)(ii), no party shall be obligated to commence the Initial Closing, and the Plan of Initial Merger shall not be filed with the Registrar of Companies of the Cayman Islands until at least twenty (20) days shall have elapsed since the date on which the Authorization Notice is given (being the period allowed for written notice of an election to dissent under Section 238(5) of the Cayman Act, as referred to in Section 239(1) of the Cayman Act), but in any event subject to the satisfaction or waiver of all of the conditions set forth in Section 9.1, Section 9.2 and Section 9.3.

(c)               Private Placement Notices. Promptly following the Initial Merger Effective Time, PubCo shall deliver notices to the parties to the Private Placement to cause the release of funds from escrow to PubCo immediately prior to Acquisition Closing and to cause the Investors that are mutual funds to complete the consummation of their respective PIPE Investments immediately prior to Acquisition Closing.

(d)               Effect of the Initial Merger. At and after the Initial Merger Effective Time, the Initial Merger shall have the effects set forth in this Agreement, the Plan of Initial Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of SPAC and Merger Sub 1 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of Merger Sub 1 as the surviving company (including all rights and obligations with respect to the Trust Account), which shall include the assumption by Merger Sub 1 of any and all agreements, covenants, duties and obligations of SPAC and Merger Sub 1 set forth in this Agreement and the other Transaction Documents to which SPAC or Merger Sub 1 is a party, and Merger Sub 1 shall thereafter exist as a wholly owned subsidiary of PubCo and the separate corporate existence of SPAC shall cease to exist.

(e)               Organizational Documents of the Surviving Company. At the Initial Merger Effective Time, the memorandum and articles of association of Merger Sub 1, as in effect immediately prior to the Initial Merger Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of the Surviving Company attached hereto as Exhibit G (the “A&R Articles of the Surviving Company”), and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Company, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(f)                Directors and Officers of PubCo. At the Initial Merger Effective Time, Mr. Yin Pan Cheng (or in the event such Person is unable or unwilling to serve as a director, another individual who was a director of SPAC prior to the Initial Closing designated by SPAC in writing at least two (2) Business Days before the Initial Merger Effective Time, subject to such Person passing customary background checks by the Company) (the “SPAC Director”) shall be appointed as a director on the board of directors of PubCo, in addition to the then existing director of PubCo (the “Company Director”), effective as of the Initial Merger Effective Time. At the Initial Merger Effective Time, the existing officers of PubCo (if any) shall cease to hold office and the initial officers of PubCo from the Initial Merger Effective Time shall be appointed as determined by the Company. The directors and officers of PubCo shall hold office in accordance with the PubCo Charter until they are removed or resign in accordance with the PubCo Charter or until their respective successor is duly elected or appointed and qualified.

(g)               Directors and Officers of the Surviving Company. At the Initial Merger Effective Time, the SPAC Director shall be appointed as a director on the board of directors of the Surviving Company, in addition to the then existing director of the Surviving Company, effective as of the Initial Merger Effective Time. At the Initial Merger Effective Time, the existing officers of the Surviving Company (if any) shall cease to hold office and the initial officers of the Surviving Company from the Initial Merger Effective Time shall be appointed as determined by the Company. The SPAC Director shall hold office until the Acquisition Effective Time and the remaining director and the officers of the Surviving Company shall hold office in accordance with the A&R Articles of the Surviving Company until they are removed or resign in accordance with the A&R Articles of the Surviving Company or until their respective successors are duly elected or appointed and qualified. At the Initial Merger Effective Time, the board of directors and officers of SPAC shall cease to hold office.

(h)               Effect of the Initial Merger on Issued Securities of SPAC and Merger Sub 1. At the Initial Merger Effective Time, by virtue of and as part of the agreed consideration for the Initial Merger and without any further action (save as set out in this Section 2.2(h)) on the part of any party hereto or the holders of securities of SPAC or Merger Sub 1:

(i)                 SPAC Units. Each SPAC Unit issued and outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one SPAC Class A Ordinary Share and one-third of a SPAC Warrant in accordance with the terms of the applicable SPAC Unit (the “Unit Separation”), provided that no fractional SPAC Warrants will be issued in connection with the Unit Separation such that if a holder of SPAC Units would be entitled to receive a fractional SPAC Warrant upon the Unit Separation, the number of SPAC Warrants to be issued to such holder upon the Unit Separation shall be rounded down to the nearest whole number of SPAC Warrants. The underlying SPAC Securities held or deemed to be held following the Unit Separation shall be converted in accordance with the applicable terms of this Section 2.2(h).

(ii)              SPAC Ordinary Shares. Immediately following the separation of each SPAC Unit in accordance with Section 2.2(h)(i), each (A) SPAC Class A Ordinary Share (which, for the avoidance of doubt, includes the SPAC Class A Ordinary Shares held as a result of the Unit Separation) issued and outstanding immediately prior to the Initial Merger Effective Time (other than any SPAC Shares referred to in Section 2.2(h)(iv), Redeeming SPAC Shares and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal (if any) in accordance with Section 2.5, one newly issued PubCo Class A Ordinary Share and (B) SPAC Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time (other than any SPAC Shares referred to in Section 2.2(h)(iv) and Dissenting SPAC Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal (if any) in accordance with Section 2.5, one newly issued PubCo Class A Ordinary Share. As of the Initial Merger Effective Time, each SPAC Shareholder shall cease to have any other rights in and to such SPAC Shares, except as expressly provided herein.

(iii)            Exchange of SPAC Warrants. Each SPAC Warrant (which, for the avoidance of doubt, includes the SPAC Warrants held as a result of the Unit Separation) outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to SPAC Ordinary Shares and be assumed by PubCo and converted into a warrant to purchase one PubCo Class A Ordinary Share (each, a “PubCo Warrant”). Each PubCo Warrant shall continue to have and be subject to substantially the same terms and conditions as were applicable to such SPAC Warrant immediately prior to the Initial Merger Effective Time (including any repurchase rights and cashless exercise provisions) in accordance with the provisions of the Assignment, Assumption and Amendment Agreement.

(iv)             SPAC Treasury Shares. Notwithstanding Section 2.2(h)(ii) above or any other provision of this Agreement to the contrary, if there are any SPAC Shares that are owned by SPAC as treasury shares or any SPAC Shares owned by any direct or indirect Subsidiary of SPAC immediately prior to the Initial Merger Effective Time, such SPAC Shares shall automatically be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(v)               Redeeming SPAC Shares. Each Redeeming SPAC Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled and cease to exist and shall thereafter represent only the right to be paid a pro rata share of the SPAC Shareholder Redemption Amount in accordance with SPAC’s Charter.

(vi)             Dissenting SPAC Shares. Each Dissenting SPAC Share issued and outstanding immediately prior to the Initial Merger Effective Time held by a Dissenting SPAC Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(a) and shall thereafter represent only the right to be paid the fair value of such Dissenting SPAC Share and such other rights as are granted by the Cayman Act.

(vii)          Merger Sub 1 Share. The Merger Sub 1 Share issued and outstanding immediately prior to the Initial Merger Effective Time shall continue existing and constitute the only issued and outstanding share in the capital of the Surviving Company.

(i)                 PubCo Shares. At the Initial Merger Effective Time and immediately following the issuance of one or more PubCo Ordinary Shares comprising the Initial Merger Consideration, the PubCo Initial Shareholder shall surrender the PubCo Subscriber Share and any other shares of PubCo that were outstanding immediately prior to the Initial Merger Effective Time (the “Surrender Shares”) for no consideration to PubCo and all such shares of PubCo shall be cancelled by PubCo.

Section 2.3.          The Acquisition Merger.

(a)               Acquisition Merger. As soon as practicable following the later of twelve (12) hours and one minute following the Initial Merger Effective Time and the time on which all conditions set forth in Article IX that are required hereunder to be satisfied on or prior to the Acquisition Closing shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Acquisition Closing, but subject to the satisfaction or waiver thereof), or at such other time or in such other manner as shall be agreed upon by PubCo (with the prior written consent of the SPAC Director and the Company Director) and the Company in writing, the closing of the Transactions contemplated by this Agreement with respect to the Acquisition Merger (the “Acquisition Closing”) shall take place remotely by conference call and exchange of documents and signatures in accordance with Section 11.9. At the Acquisition Closing, Merger Sub 2 shall, and PubCo shall cause Merger Sub 2 to, merge with and into the Company, with the Company being the surviving company in the Acquisition Merger (the day on which the Acquisition Closing occurs, the “Acquisition Closing Date”). On the Acquisition Closing Date, upon the Acquisition Closing, PubCo, the Company and Merger Sub 2 shall execute and cause to be filed with the Registrar of Companies of the Cayman Islands the Plan of Acquisition Merger (substantially in the form attached hereto as Exhibit E) and such other documents as may be required in accordance with the applicable provisions of the Cayman Act or by any other applicable Law to make the Acquisition Merger effective (the “Acquisition Merger Filing Documents”). The Acquisition Merger shall become effective at the time when the Plan of Acquisition Merger is registered by the Registrar of Companies of the Cayman Islands or at such later time permitted by the Cayman Act as may be agreed by PubCo (with the prior written consent of the SPAC Director and the Company Director), Merger Sub 2 and the Company in writing and specified in the Plan of Acquisition Merger (the “Acquisition Effective Time”).

(b)               Effect of the Acquisition Merger. At and after the Acquisition Effective Time, the Acquisition Merger shall have the effects set forth in this Agreement, the Plan of Acquisition Merger and the applicable provisions of the Cayman Act. Without limiting the generality of the foregoing, and subject thereto, at the Acquisition Effective Time, all the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Company and Merger Sub 2 shall vest in and become the property, rights, privileges, agreements, powers and franchises, Liabilities and duties of the Company as the surviving company, which shall include the assumption by the Company of any and all agreements, covenants, duties and obligations of the Company and Merger Sub 2 set forth in this Agreement and the other Transaction Documents to which the Company or Merger Sub 2 is a party, and the Company shall thereafter exist as a wholly owned subsidiary of PubCo and the separate corporate existence of Merger Sub 2 shall cease to exist.

(c)               Organizational Documents of the Surviving Corporation. At the Acquisition Effective Time, the Company Charter, as in effect immediately prior to the Acquisition Effective Time, shall be amended and restated to read in their entirety in the form of the amended and restated memorandum and articles of association of the Company attached hereto as Exhibit H (the “Articles of the Surviving Corporation”), and, as so amended and restated, shall be the memorandum and articles of association of the Surviving Corporation, until thereafter amended in accordance with the terms thereof and the Cayman Act.

(d)               Directors and Officers of the Surviving Corporation. At the Acquisition Effective Time, the board of directors and officers of Merger Sub 2 shall cease to hold office, and the board of directors and officers of the Surviving Corporation shall be appointed as determined by the Company, each director and officer to hold office in accordance with the Articles of the Surviving Corporation until they are removed or resign in accordance with the Articles of the Surviving Corporation or until their respective successors are duly elected or appointed and qualified.

(e)               Effect of the Acquisition Merger on Issued Securities of the Company and Merger Sub 2. At the Acquisition Effective Time, by virtue of and as part of the agreed consideration for the Acquisition Merger and without any further action (save as set out in this Section 2.3) on the part of any party hereto or the holders of securities of the Company or Merger Sub 2:

(i)                 Ordinary Shares and Preferred Shares. Each Ordinary Share and Preferred Share issued and outstanding immediately prior to the Acquisition Effective Time (other than any (A) Key Executive Shares, (B) Company Shares referred to in Section 2.3(e)(iii), and (C) Dissenting Company Shares) shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal (if any) in accordance with Section 2.5, such fraction of a newly issued PubCo Class A Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding pursuant to Section 2.5(e). As of the Acquisition Effective Time, each Company Shareholder shall cease to have any other rights in and to the securities of Company or the Surviving Corporation, except as expressly provided herein.

(ii)              Key Executive Shares. Each Key Executive Share issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive, upon delivery of the applicable Letter of Transmittal (if any) in accordance with Section 2.5, such fraction of a newly issued PubCo Class B Ordinary Share that is equal to the Exchange Ratio, without interest, subject to rounding pursuant to Section 2.5(e).

(iii)            Treasury Shares. Notwithstanding Section 2.3(e)(i) above or any other provision of this Agreement to the contrary, if there are any Company Shares that are owned by the Company as treasury shares or any Company Shares owned by any direct or indirect Subsidiary of the Company immediately prior to the Acquisition Effective Time, such Company Shares shall automatically be cancelled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(iv)             Company RSUs and Key Executive RSUs.

(1)               Each Company RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into an award of restricted share units representing the right to receive PubCo Class A Ordinary Shares (each, a “Converted RSU Award”). Each Converted RSU Award shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Company RSU immediately prior to the Acquisition Effective Time (including vesting conditions and settlement terms), except that each Converted RSU Award will represent the right to receive that number of PubCo Class A Ordinary Shares equal to the product (rounded down to the nearest whole number) of (y) the number of Company Shares subject to such Company RSU immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio.

(2)               Each Key Executive RSU outstanding immediately prior to the Acquisition Effective Time, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into an award of restricted share units representing the right to receive PubCo Class B Ordinary Shares (each, a “Converted Key Executive RSU Award”). Each Converted Key Executive RSU Award shall continue to have and be subject to substantially the same terms and conditions as were applicable to such Key Executive RSU immediately prior to the Acquisition Effective Time (including vesting conditions and settlement terms), except that each Converted Key Executive RSU Award will represent the right to receive that number of PubCo Class B Ordinary Shares equal to the product (rounded down to the nearest whole number) of (y) the number of Company Shares subject to such Key Executive RSU immediately prior to the Acquisition Effective Time multiplied by (z) the Exchange Ratio.

(v)               Dissenting Company Shares. Each Dissenting Company Share issued and outstanding immediately prior to the Acquisition Effective Time held by a Dissenting Company Shareholder shall automatically be cancelled and cease to exist in accordance with Section 2.7(c) and shall thereafter represent only the right to be paid the fair value of such Dissenting Company Shares and such other rights as are granted by the Cayman Act.

(vi)             Merger Sub 2 Share. The Merger Sub 2 Share issued and outstanding immediately prior to the Acquisition Effective Time shall automatically be converted into one validly issued, fully paid and non-assessable ordinary share of the Surviving Corporation, which ordinary share shall constitute the only issued and outstanding share in the capital of the Surviving Corporation.

Section 2.4.          Closing Deliverables.

(a)               At the Initial Closing,

(i)                 the Company shall deliver or cause to be delivered to SPAC, a certificate signed by an authorized director or officer of the Company, dated as of the Initial Closing Date, certifying that the conditions specified in Section 9.2 have been fulfilled;

(ii)              PubCo shall deliver or cause to be delivered to SPAC, evidence of the appointment of the SPAC Director as a director on the board of directors of PubCo in accordance with Section 2.2(f), effective as of the Initial Merger Effective Time;

(iii)            SPAC shall deliver or cause to be delivered to the Company,

(1)               a certificate signed by an authorized director or officer of SPAC, dated as of the Initial Closing Date, certifying that the conditions specified in Section 9.3 have been fulfilled; and

(2)               a copy of the resignation letter, duly executed by the SPAC Director, providing for the SPAC Director’s automatic resignation from the board of directors of the Surviving Company upon the Acquisition Effective Time.

(iv)             Merger Sub 1 shall deliver or cause to be delivered to SPAC, evidence of the appointment of the SPAC Director as a director on the board of directors of the Surviving Company in accordance with Section 2.2(g), effective as of the Initial Merger Effective Time.

(v)               the Company shall deliver or cause to be delivered to SPAC and PubCo, a share surrender form duly executed by the PubCo Initial Shareholder surrendering all Surrender Shares to PubCo in accordance with Section 2.2(i).

(b)               At the Acquisition Closing, the Surviving Company (as the surviving company in the Initial Merger) shall:

(i)                 cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered;

(ii)              pay, or cause the Trustee to pay at the direction and on behalf of the Surviving Company, by wire transfer of immediately available funds from the Trust Account (A) as and when due all amounts payable on account of the SPAC Shareholder Redemption Amount to former SPAC Shareholders pursuant to their exercise of the SPAC Shareholder Redemption Right, (B) all accrued and unpaid Company Transaction Expenses and all accrued and unpaid SPAC Transaction Expenses, each as set forth on a written statement to be delivered to PubCo by or on behalf of the Company and SPAC, respectively, not less than two (2) Business Days prior to the Acquisition Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, and (C) immediately thereafter, all remaining amounts then available in the Trust Account (if any) (the “Remaining Trust Fund Proceeds”) to a bank account designated by the Surviving Company for its immediate use, subject to this Agreement and the Trust Agreement; and

(iii)            thereafter, the Trust Account shall terminate, except as otherwise provided in the Trust Agreement.

(c)               If a bank account of PubCo or any of its Subsidiaries is designated by the Surviving Company under Section 2.4(b)(ii), the payment of the Remaining Trust Fund Proceeds to such bank account may be treated as (i) an advance from the Surviving Company to PubCo or such Subsidiary of PubCo, or (ii) a dividend from the Surviving Company to PubCo, in each case, as determined by the Surviving Company in its sole discretion, subject to applicable Laws.

Section 2.5.          Cancellation of Company Equity Securities and SPAC Equity Securities and Disbursement of Shareholder Merger Consideration.

(a)               Prior to the Initial Merger Effective Time, PubCo shall appoint Continental Stock Transfer & Trust Company, or another exchange agent reasonably acceptable to the Company and SPAC, as exchange agent (in such capacity, the “Exchange Agent”), for the purpose of exchanging (i) Company Shares for a number and class of PubCo Ordinary Shares in accordance with the Plan of Acquisition Merger and this Agreement; and (ii) SPAC Ordinary Shares for a number and class of PubCo Ordinary Shares in accordance with the Plan of Initial Merger and this Agreement, and paying the Shareholder Merger Consideration to the SPAC Shareholders or the Company Shareholders, as applicable. At or before the Initial Merger Effective Time, PubCo shall deposit, or cause to be deposited, with the Exchange Agent the Shareholder Merger Consideration.

(b)               If the Exchange Agent requires that, as a condition to receive the Shareholder Merger Consideration, any holder of SPAC Shares or Company Shares deliver a letter of transmittal to the Exchange Agent, then at or as promptly as practicable following the Acquisition Effective Time, PubCo shall send, or shall cause the Exchange Agent to send, to each SPAC Shareholder or Company Shareholder, as applicable, a letter of transmittal (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as SPAC, PubCo and the Company may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”). Notwithstanding any other provision of this Section 2.5, any obligation on PubCo under this Agreement to issue PubCo Ordinary Shares to (i) SPAC Shareholders entitled to receive PubCo Class A Ordinary Shares or (ii) Company Shareholders entitled to receive PubCo Ordinary Shares shall be satisfied by PubCo issuing such PubCo Ordinary Shares to DTC or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each such SPAC Shareholder and Company Shareholder shall hold such PubCo Ordinary Shares in book-entry form or through a holding of depositary receipts and DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be) will be the holder of record of such PubCo Ordinary Shares.

(c)               Each SPAC Shareholder or Company Shareholder shall be entitled to receive its portion of the Shareholder Merger Consideration, pursuant to Section 2.2(h)(ii) or Section 2.3(e)(i) and (ii) (excluding any SPAC Shares referred to in Section 2.2(h)(iv), Redeeming SPAC Shares, any Dissenting SPAC Shares, any Company Shares referred to in Section 2.3(e)(iii) and Dissenting Company Shares), respectively, upon the receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal (if required by the Exchange Agent in accordance with Section 2.5(b)) and such other documents as may reasonably be requested by the Exchange Agent. No interest shall be paid or accrued upon the transfer of any share.

(d)               Promptly following the date that is one (1) year after the Acquisition Effective Time, PubCo shall instruct the Exchange Agent to deliver to PubCo all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate. Thereafter, any portion of the Shareholder Merger Consideration that remains unclaimed shall be returned to PubCo and the unclaimed PubCo Ordinary Shares comprising the Shareholder Merger Consideration shall be held by PubCo as treasury shares, and any Person that was a holder of (i) SPAC Shares (other than any SPAC Shares referred to in Section 2.2(h)(iv), Redeeming SPAC Shares and Dissenting SPAC Shares) as of immediately prior to the Initial Merger Effective Time that has not claimed their applicable portion of the Initial Merger Consideration in accordance with this Section 2.5 or (ii) Company Shares (other than Company Shares referred to in Section 2.3(e)(iii) and Dissenting Company Shares) as of immediately prior to the Acquisition Effective Time that has not claimed their applicable portion of the Acquisition Merger Consideration in accordance with this Section 2.5, in each case prior to the date that is one (1) year after the Acquisition Effective Time, may (subject to applicable abandoned property, escheat and similar Laws) claim from PubCo, and PubCo shall promptly transfer and deliver, such applicable portion of the Shareholder Merger Consideration without any interest thereupon. None of SPAC, PubCo, Merger Sub 1, Merger Sub 2, the Company, the Surviving Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Shareholder Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such Shareholder Merger Consideration shall not have not been claimed immediately prior to such date on which any amounts payable pursuant to this Article II would otherwise escheat to or become the property of any Governmental Authority, any such amount shall be cancelled by PubCo.

(e)               Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share will be issued by virtue of the Mergers or the other Transactions, and each Person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional shares of the applicable class of PubCo Ordinary Shares that otherwise would be received by such holder) shall instead have the number of PubCo Ordinary Shares of the applicable class issued to such Person rounded up in the aggregate to the nearest whole PubCo Ordinary Share of such class.

Section 2.6.          Further Assurances. If, at any time after the Initial Merger Effective Time, any further action is necessary, proper or advisable to carry out the purposes of this Agreement, PubCo, the Surviving Company, Merger Sub 2 and the Company (or their respective designees) shall take all such actions as are necessary, proper or advisable under applicable Laws, so long as such action is consistent with and for the purposes of implementing the provisions of this Agreement.

Section 2.7.          Dissenter’s Rights.

(a)               Subject to Section 2.2(b)(ii) but notwithstanding any other provision of this Agreement to the contrary and to the extent available under the Cayman Act, SPAC Shares that are issued and outstanding immediately prior to the Initial Merger Effective Time and that are held by SPAC Shareholders who shall have validly exercised their dissenters’ rights for such SPAC Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting SPAC Shares”, and the holders of such Dissenting SPAC Shares being the “Dissenting SPAC Shareholders”) shall not be converted into, and such Dissenting SPAC Shareholders shall have no right to receive, the applicable Initial Merger Consideration unless and until such Dissenting SPAC Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The SPAC Shares owned by any SPAC Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting SPAC Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Initial Merger Effective Time, the right to receive the applicable Initial Merger Consideration, without any interest thereon in accordance with Section 2.2(h)(ii).

(b)               Prior to the Initial Closing, SPAC shall give PubCo and the Company (i) prompt written notice of any demands for dissenters’ rights received by SPAC from SPAC Shareholders and any withdrawals of such demands and (ii) the opportunity to direct all negotiations and proceedings with respect to any such notice or demand for dissenters’ rights under the Cayman Act. SPAC shall not, except with the prior written consent of the Company, make any offers or payment or otherwise agree or commit to any payment or other consideration with respect to any exercise by a SPAC Shareholder of its rights to dissent from the Initial Merger or any demands for appraisal or offer or agree or commit to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands.

(c)               Notwithstanding any provision of this Agreement to the contrary and to the extent available under the Cayman Act, Company Shares that are issued and outstanding immediately prior to the Acquisition Effective Time and that are held by Company Shareholders who shall have validly exercised their dissenters’ rights for such Company Shares in accordance with Section 238 of the Cayman Act and otherwise complied with all of the provisions of the Cayman Act relevant to the exercise and perfection of dissenters’ rights (the “Dissenting Company Shares”, and the holders of such Dissenting Company Shares being the “Dissenting Company Shareholders”) shall not be converted into, and such Dissenting Company Shareholders shall have no right to receive, the applicable Acquisition Merger Consideration unless and until such Dissenting Company Shareholder fails to perfect or withdraws or otherwise loses his, her or its right to dissenters’ rights under the Cayman Act. The Company Shares owned by any Company Shareholder who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights pursuant to the Cayman Act shall cease to be Dissenting Company Shares and shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Acquisition Effective Time, the right to receive the applicable Acquisition Merger Consideration, without any interest thereon in accordance with Section 2.3(e)(i) and Section 2.3(e)(ii).

(d)               Prior to the Acquisition Closing, the Company shall give PubCo and SPAC prompt written notice of any demands for dissenters’ rights received by the Company from Company Shareholders and any withdrawals of such demands and the Company shall have complete control over all negotiations and proceedings with respect to such dissenters’ rights (including the ability to make any payment with respect to any exercise by a Company Shareholder of its rights to dissent from the Acquisition Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such dissenter rights or demands).

Section 2.8.          Withholding. Each of the Company, the Surviving Corporation, the Surviving Company, PubCo, SPAC, Merger Sub 1 and Merger Sub 2 (and their respective Affiliates and Representatives) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amount as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or non-U.S. Tax Law. Other than in respect of amounts subject to compensatory withholding, the Company, the Surviving Corporation, the Surviving Company, PubCo, SPAC, Merger Sub 1 or Merger Sub 2 (or their respective Affiliates or Representatives) shall use commercially reasonable efforts to notify the Person in respect of whom such deduction or withholding is expected to be made at least five (5) Business Days prior to making any such deduction or withholding, which notice shall be in writing and include the amount of and basis for such deduction or withholding. The Company, the Surviving Corporation, the Surviving Company, PubCo, SPAC, Merger Sub 1 or Merger Sub 2 (or their respective Affiliates or Representatives), as applicable, shall use commercially reasonable efforts to cooperate with such Person to reduce or eliminate any such requirement to deduct or withhold to the extent permitted by Law. To the extent that amounts are so withheld by the Company, the Surviving Corporation, the Surviving Company, PubCo, SPAC, Merger Sub 1 or Merger Sub 2 (or their Affiliates or Representatives), as the case may be, and paid over to the appropriate taxing authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the disclosure letter delivered to SPAC by the Company on the date of this Agreement (the “Company Disclosure Letter”), or (b) as otherwise explicitly contemplated by this Agreement, the Company represents and warrants to SPAC as of the date of this Agreement as follows:

Section 3.1.          Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. The Company is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Group taken as a whole. Prior to the execution of this Agreement, true and accurate copies of the Company Charter, the Shareholders’ Agreement and the Organizational Documents of the Group Companies, each as in effect as of the date of this Agreement, have been Made Available by or on behalf of the Company to SPAC, such governing documents are in full force and effect, and the Company and each of the Group Companies is not in default of any term or provision of such governing documents in any material respect. The Company is not insolvent, bankrupt or unable to pay its debts as and when they fall due.

Section 3.2.          Subsidiaries. A complete list, as of the date of this Agreement, of each Subsidiary of the Company and its jurisdiction of incorporation, formation or organization, outstanding Equity Securities, and holders of Equity Securities, as applicable, is set forth on Section 3.2(a) of the Company Disclosure Letter. Except as set forth on Section 3.2(a) and Section 3.2(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, company, partnership, joint venture or business association or other entity. Each Subsidiary of the Company has been duly organized and is validly existing and in good standing under the Laws of its jurisdiction of incorporation and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. Each Subsidiary of the Company is not insolvent, bankrupt or unable to pay its debts as and when they fall due. Each Subsidiary of the Company is duly licensed or qualified and in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation) as a foreign or extra-provincial corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing (to the extent such concept is applicable in the Group Company’s jurisdiction of formation), as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to the Group taken as a whole.

Section 3.3.          Capitalization of the Company.

(a)               As of the date of this Agreement, the authorized share capital of the Company is $50,000 divided into 500,000,000 shares of $0.0001 par value each, comprised of (x) 440,000,000 Ordinary Shares, of which (1) 14,542,274 Ordinary Shares are issued and outstanding as of the date of this Agreement, (2) 4,851,297 Ordinary Shares are subject to issuance upon the vesting of Company RSUs outstanding as of the date of this Agreement and (3) 9,832,986 Ordinary Shares are subject to issuance upon the vesting of Key Executive RSUs outstanding as of the date of this Agreement, and (y) 60,000,000 Preferred Shares (of which (i) 10,000,000 shares are designated Series A Preferred Shares, of which 4,154,726 Series A Preferred Shares are issued and outstanding as of the date of this Agreement, (ii) 10,000,000 shares are designated Series B Preferred Shares, of which 5,338,405 Series B Preferred Shares are issued and outstanding as of the date of this Agreement, (iii) 20,000,000 shares are designated Series C Preferred Shares, of which 10,532,116 Series C Preferred Shares are issued and outstanding as of the date of this Agreement, (iv) 10,000,000 shares are designated Series D Preferred Shares, of which 3,487,206 Series D Preferred Shares are issued and outstanding as of the date of this Agreement, and (v) 10,000,000 shares are designated Series E Preferred Shares, of which 1,650,913 Series E Preferred Shares are issued and outstanding as of the date of this Agreement). Set forth in Section 3.3(a) of the Company Disclosure Letter is a true and correct list of each holder of Company Shares and the number of Company Shares held by each such holder as of the date hereof. Except as set forth in Section 3.3(a) of the Company Disclosure Letter, there are no other shares of the Company issued or outstanding as of the date of this Agreement. All of the issued and outstanding Company Shares (w) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (x) have been offered, sold and issued by the Company in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the Company Charter and the Shareholders’ Agreement and (2) any other applicable Contracts governing the issuance or allotment of such securities to which the Company is a party or otherwise bound; and (y) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Company Charter, and the Shareholders’ Agreement or any other Contract, in any such case to which the Company is a party or otherwise bound.

(b)            The Company has provided to SPAC, prior to the date of this Agreement, a true and correct list of each current or former employee, consultant, officer or director of the Company or any other Group Company who, as of the date of this Agreement, holds a Company RSU or Key Executive RSU, including the number of Ordinary Shares subject thereto, the vesting schedule and expiration date thereof. All Company RSUs and Key Executive RSUs outstanding as of the date of this Agreement are evidenced by award agreements in substantially the forms previously Made Available to SPAC.

(c)               Except as otherwise set forth in this Section 3.3 or on Section 3.3(c) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of the Company exercisable or exchangeable for Company Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or the issuance or sale by the Company of other Equity Securities of the Company, or for the repurchase or redemption by the Company of shares or other Equity Securities of the Company or the value of which is determined by reference to shares or other Equity Securities of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any Company Shares or other Equity Securities of the Company.

Section 3.4.          Capitalization of Subsidiaries.

(a)               Except as set forth on Section 3.4(a) of the Company Disclosure Letter, the outstanding share capital or other Equity Securities of each of the Company’s Subsidiaries (i) have been duly authorized and validly issued and allotted, and are, to the extent applicable, fully paid and non-assessable; (ii) have been offered, sold, issued and allotted in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Organizational Documents of each such Subsidiary, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which such Subsidiary is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of each such Subsidiary or any other Contract, in any such case to which each such Subsidiary is a party or otherwise bound.

(b)             Except as set forth on Section 3.4(b) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, the Company owns, directly or indirectly through its Subsidiaries, of record and beneficially all the issued and outstanding Equity Securities of such Subsidiaries free and clear of any Encumbrances other than Permitted Encumbrances.

(c)               Except as set forth on Section 3.4(c) of the Company Disclosure Letter or as contemplated by this Agreement or the other Transaction Documents, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of any such Subsidiary exercisable or exchangeable for any Equity Securities of such Subsidiary, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance by any such Subsidiary of additional shares, the sale of treasury shares or the issuance or sale by such Subsidiary of other Equity Securities of such Subsidiary, or for the repurchase or redemption by such Subsidiary of shares or other Equity Securities of such Subsidiary the value of which is determined by reference to shares or other Equity Securities of such Subsidiary, and there are no voting trusts, proxies or agreements of any kind which may obligate any such Subsidiary to issue, purchase, register for sale, redeem or otherwise acquire any of its Equity Securities.

Section 3.5.          Authorization.

(a)               Other than the Company Shareholders’ Approval, the Company has all corporate power and authority to (i) enter into, execute and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the Company Board, and other than the Company Shareholders’ Approval, no other company or corporate proceeding on the part of the Company is necessary to authorize this Agreement and the other Transaction Documents to which the Company is a party and to consummate the transactions contemplated hereby and thereby (including the Transactions). This Agreement has been, and on or prior to the Acquisition Closing, the other Transaction Documents to which the Company is a party will be, duly and validly executed and delivered by the Company and this Agreement constitutes, and on or prior to the Acquisition Closing, the other Transaction Documents to which the Company is a party will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies (collectively, the “Enforceability Exceptions”).

(b)               The approval and authorization of the Acquisition Merger and the Plan of Acquisition Merger shall require (i) approval by a special resolution of the holders of at least two-thirds (2/3) of the outstanding Company Shares which, being entitled to do so, attend and vote in person or by proxy at a general meeting at which a quorum is present and of which notice specifying the intention to propose the resolution as a special resolution has been duly given, pursuant to the terms and subject to the conditions of the Company Charter and applicable Law (the “Required Shareholder Approval”), and (ii) written consent of holders of not less than two-thirds of the total number of issued Preferred Shares voting as a single class, including, specifically, the approval by the Lead Series B Investor, the Lead Series C Investor and the Lead Series E Investor (each as defined in the Company Charter and the Shareholders’ Agreement) (the “Requisite Shareholder Consent”, together with the Required Shareholder Approval, the “Company Shareholders’ Approval”).

(c)             The Company Shareholders’ Approval are the only votes and approvals of holders of Company Shares and other Equity Securities of the Company necessary in connection with execution by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the transactions contemplated hereby and thereby, including the Acquisition Closing. Prior to the Initial Merger Effective Time, the Company shall have received the Requisite Shareholder Consent in respect of or in connection with the transactions contemplated by this Agreement and the other Transaction Documents, including the matters set out in items (b), (e) and (g) of Part I and item (a) of Part II of the Special Corporate Matters (as defined in the Company Charter and the Shareholders’ Agreement).

(d)               On or prior to the date of this Agreement, the Company Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions) are advisable and fair to, and in the best interests of, the Company and its shareholders, as applicable, (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which the Company is a party and the transactions contemplated hereby and thereby (including the Transactions), and (iii) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the Company Shareholders for adoption at an extraordinary general meeting called for such purpose pursuant to the terms and conditions of this Agreement.

Section 3.6.          Consents; No Conflicts. Assuming the representations and warranties in Article IV and Article V are true and correct, except (a) as otherwise set forth in Section 3.6 of the Company Disclosure Letter, (b) for the Company Shareholders’ Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and (d) for such other filings, notifications, notices, submissions, applications or consents the failure of which to be obtained or made would not, individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of the Company, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by the Company does not, and the consummation by the Company of the transactions contemplated hereby and thereby will not, assuming the representations and warranties in Article IV and Article V are true and correct, and except for the matters referred to in clauses (a) through (d) of the immediately preceding sentence, (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of any Group Company) or cancellation under, (A) any Governmental Order, (B) any provision of the Organizational Documents of any Group Company, each as currently in effect, (C) any applicable Law, (D) any Material Contract or (ii) result in the creation of any Encumbrance upon any of the properties or assets of any Group Company other than any restrictions under federal or state securities laws, this Agreement, the Company Charter and Permitted Encumbrances, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a Company Material Adverse Effect.

Section 3.7.          Compliance with Laws; Consents; Permits. Except as disclosed in Section 3.7 of the Company Disclosure Letter:

(a)               Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole, in the three (3) years prior to the date hereof, (i) the Company and its Subsidiaries are, and have been, in compliance with all applicable Laws; (ii) neither the Company nor any of its Subsidiaries is or has been subject to any actual, pending or, to the Knowledge of the Company, threatened Action with respect to a violation of any applicable Laws; and (iii) neither the Company nor any of its Subsidiaries, to the Knowledge of the Company, is or has been subject to any investigation by or for any Governmental Authority with respect to any violation of any applicable Laws.

(b)               In the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has received any letter or other written communication from, and, to the Knowledge of the Company, there has not been any public notice of a type customary as a form of notification of such matters in the jurisdiction by, any Governmental Authority threatening in writing or providing notice of (i) the revocation or suspension of any Required Governmental Authorizations issued to the Company or any of its Subsidiaries or (ii) the need for compliance or remedial actions in respect of the activities carried out by the Company or any of its Subsidiaries, except where such revocation, suspension, compliance or remedial actions (or the failure of the Company or any of its Subsidiaries to undertake them) has not been and would not reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(c)               Neither the Company nor any of its Subsidiaries is engaged in any proceedings, demands, inquiries, or hearings or investigations, before any court, statutory or governmental body, department, board or agency relating to applicable Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, and to the Knowledge of the Company, no such proceeding, demand, inquiry, investigation or hearing has been threatened in writing.

(d)               Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor to the Knowledge of the Company, employees, agents or any other Persons acting for or on behalf of the Company or any of its Subsidiaries has at any time in the three (3) years prior to the date hereof: (i) made any bribe, influence payment, kickback, payoff, benefits or any other type of payment (whether tangible or intangible) that would be unlawful under any applicable anti-bribery or anti-corruption (governmental or commercial) laws (including, for the avoidance of doubt, any guiding, detailing or implementing regulations), including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Government Official, Governmental Authority or any other individual or commercial entity to obtain a business advantage, such as the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act 2010, or any other local or foreign anti-corruption or anti-bribery Law (collectively, “Anti-Corruption Laws”), as may be applicable; (ii) been in violation of any Anti-Corruption Law, offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any person for the purpose of (A) influencing any act or decision of any Government Official in his official capacity, (B) inducing a Government Official to do or omit to do any act in relation to his lawful duty, (C) securing any improper advantage, (D) inducing a Government Official to influence or affect any act, decision or omission of any Governmental Authority, or (E) assisting the Company or any of its Subsidiaries, or any agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, in obtaining or retaining business for or with, or in directing business to, any Person; or (iii) accepted or received any contributions, payments, gifts, or expenditures that would be unlawful under any Anti-Corruption Law.

(e)               Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor to the Knowledge of the Company, employees, agents acting for or on behalf of the Company or any of its Subsidiaries, has at any time in the three (3) years prior to the date hereof been found by a Governmental Authority to have violated any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions, or is subject to any indictment or any government investigation with respect to any Anti-Corruption Laws, Anti-Money Laundering Laws or Sanctions.

(f)                Neither the Company, any of its Subsidiaries, any of their respective directors or officers, nor to the Knowledge of the Company, employees, agent or any other Person acting for or on behalf of the Company or any of its Subsidiaries, is a Prohibited Person, and no Prohibited Person has at any time in the three (3) years prior to the date hereof been given an offer to become an employee, officer, consultant or director of the Company or any of its Subsidiaries. None of the Company nor any of its Subsidiaries has at any time in the three (3) years prior to the date hereof conducted or agreed to conduct any business, or entered into or agreed to enter into any transaction with a Prohibited Person or otherwise violated Sanctions.

(g)               Each of the Group Companies has all material approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Authority (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted in all material respects, and such Material Permits are in effect and have been complied with in all material respects. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice that any Governmental Authority that has issued any Material Permit intends to suspend, cancel, terminate, or not renew any such Material Permit, except to the extent such Material Permit may be amended, replaced, or reissued as a result of and as necessary to reflect the transactions contemplated hereby or may be terminated in the ordinary and usual course of a reissuance or replacement process.

Section 3.8.          Tax Matters.

(a)               All material Tax Returns required to be filed by or with respect to each Group Company have been filed within the requisite period (taking into account any valid extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by any Group Company have been or will be paid in a timely fashion. Each Group Company has withheld and paid over to the appropriate Tax authority all material Taxes that it is required to withhold from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person.

(b)               No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of a Group Company have been asserted in writing by any Tax authority. No written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to any Tax Returns or any Taxes of a Group Company has been received from, any Tax authority. No dispute or assessment relating to any Tax Returns or any Taxes with any Tax authority is currently outstanding.

(c)               No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation by that jurisdiction.

(d)               There are no liens for material Taxes (other than liens for Taxes not yet due and payable or being contested by appropriate procedures) upon the assets of any Group Company.

(e)               No Group Company has been a member of an affiliated, consolidated or similar Tax group or otherwise has any liability for the Taxes of any Person (other than a Group Company) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(f)                Each Group Company has complied in all material respects with all applicable transfer pricing requirement imposed by any Governmental Authority.

(g)               Each Group Company is in compliance with all terms and conditions of any Tax incentives, exemption, holiday or other Tax reduction agreement or order of a Governmental Authority applicable to a Group Company, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax incentives, exemption, holiday or other Tax reduction agreement or order.

(h)               No Group Company has been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. law.

(i)                 No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j)                 The Company has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

(k)               The Company reasonably believes that (i) Public Notice 7 shall not apply with respect to the Acquisition Merger and the transactions contemplated by this Agreement and (ii) neither PubCo, SPAC, the Surviving Company, the Company, nor the Surviving Corporation shall have any obligation for Public Notice 7 Taxes as a result thereof.

Section 3.9.          Financial Statements.

(a)               The Company has Made Available to SPAC true and complete copies of the audited consolidated balance sheet of the HK Subsidiary and its Subsidiaries as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of income and profit and loss, and cash flows, for the fiscal years then ended (the “Audited Financial Statements”), together with the auditor’s reports thereon. The Audited Financial Statements (i) were prepared in accordance with the books and records of the HK Subsidiary and its Subsidiaries, (ii) fairly present, in all material respects, the financial condition and the results of operations and cash flow of the HK Subsidiary and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein, (iii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and (iv) when delivered by the Company for inclusion in the Proxy/Registration Statement for filing with the SEC, will comply in all material respects with the applicable accounting requirements (including the standards of the U.S. Public Company Accounting Oversight Board) and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (including, to the extent applicable to the company, Regulation S-X).

(b)               The Company has also Made Available to SPAC true and complete copies of the unaudited consolidated balance sheet of the HK Subsidiary and its Subsidiaries as of March 31, 2021, and the related unaudited consolidated statements of income and profit and loss, and cash flows for the three-month period then ended (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Company Financial Statements”). The Interim Financial Statements (i) were prepared in accordance with the books and records of the HK Subsidiary and its Subsidiaries, (ii) fairly present, in all material respects, the financial condition and the results of operations and cash flow of the HK Subsidiary and its Subsidiaries on a consolidated basis as of the dates indicated therein and for the periods indicated therein (except as may be indicated in the notes thereto and subject to normal year-end adjustment and the absence of footnotes), and (iii) were prepared in accordance with IFRS applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and subject to year-end adjustments and the absence of footnotes).

(c)               Except as set forth in Section 3.9(c) of the Company Disclosure Letter, the Company maintains a system of internal accounting controls which is reasonably sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(d)               Since December 31, 2020, none of the Company’s directors has been made aware in writing of (i) any fraud that involves the Company’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (ii) any allegation, assertion or claim that the Company has engaged in any material questionable accounting or auditing practices which violate applicable Law. Since December 31, 2020, no attorney representing the Company, whether or not employed by the Company, has reported a material violation of securities Laws, breach of fiduciary duty or similar material violation by the Company to the Company Board or any committee thereof or to any director or officer of the Company.

Section 3.10.      Absence of Changes. Since December 31, 2020, (a) to the date of this Agreement the Group Companies have operated their business in the Ordinary Course and collected receivables and paid payables and similar obligations in the Ordinary Course, and (b) there has not been any occurrence of any Company Material Adverse Effect.

Section 3.11.      Actions. Except as set forth in Section 3.11 of the Company Disclosure Letter, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against or affecting the Company or any of its Subsidiaries, or any of their respective directors or officers (in their capacity as such) and (b) its there is no judgment or award unsatisfied against the Company or any of its Subsidiaries, nor is there any Governmental Order in effect and binding on the Company or any of its Subsidiaries or their respective directors or officers (in their capacity as such) or assets or properties, except in each case, as would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of the Company to enter into and perform its obligations contemplated hereby, or (ii) be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole. No order has been made, petition presented and received by any Group Company, resolution of any Group Company passed or meeting of any Group Company convened for the purpose of considering a resolution for the dissolution and liquidation of any Group Company or the establishment of a liquidation group of any Group Company, no administrator has been appointed for any Group Company nor to the Knowledge of the Company steps taken to appoint an administrator, and to the Knowledge of the Company there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning any Group Company.

Section 3.12.      Liabilities. Neither the Company nor any of its Subsidiaries has any Liabilities, except for Liabilities (a) set forth in the Company Financial Statements that have not been satisfied since December 31, 2020, (b) that are Liabilities incurred since December 31, 2020 in the Ordinary Course, (c) that are executory obligations under any Contract to which the Company or any of its Subsidiaries is a party or by which it is bound, (d) set forth in Section 3.12 of the Company Disclosure Letter, (e) arising under this Agreement or other Transaction Documents, (f) that will be discharged or paid off prior to the Acquisition Closing, or (g) which would not have a Company Material Adverse Effect.

Section 3.13.      Material Contracts and Commitments.

(a)               Section 3.13(a) of the Company Disclosure Letter contains a true and correct list of all Material Contracts as of the date of this Agreement and as of the date of this Agreement no Group Company is a party to or bound by any Material Contract that is not listed in Section 3.13(a) of the Company Disclosure Letter. Except as disclosed in Section 3.13(a) of the Company Disclosure Letter, true and complete copies of each Material Contract, including all material amendments, modification, supplements, exhibits and schedules and addenda thereto, have been Made Available to SPAC.

(b)               Except for any Material Contract that will terminate upon the expiration of the stated term thereof prior to the Acquisition Closing Date or the termination of which is otherwise contemplated by this Agreement, each Material Contract listed on Section 3.13(a) of the Company Disclosure Letter is (A) in full force and effect and (B) represents the legal, valid and binding obligations of the applicable Group Company which is a party thereto and, to the Knowledge of the Company, represents the legal, valid and binding obligations of the counterparties thereto. Except, in each case, where the occurrence of such breach or default or failure to perform would not be material to the business of the Company and its Subsidiaries, taken as a whole, (x) the applicable Group Company has duly performed all of its obligations under each such Material Contract as set forth in Section 3.13(a) of the Company Disclosure Letter to which it is a party to the extent that such obligations to perform have accrued, (y) no breach or default thereunder by the Group Company with respect thereto, or, to the Knowledge of the Company any other party or obligor with respect thereto, has occurred, and (z) no event has occurred that with notice or lapse of time, or both, would constitute such a default or breach of such Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, or would entitle any third party to prematurely terminate any Material Contract.

(c)               None of the Group Companies has within the last twelve (12) months provided to or received from the counterparty to any Material Contract any written notice or written communication to terminate, or not renew, any Material Contract.

Section 3.14.      Title; Properties.

(a)               Each of the Group Companies has good and valid title to all of the assets (other than Intellectual Property and Business Data, which in each case is addressed in Section 3.15 and Section 3.21) owned by it, whether tangible or intangible (including those reflected in the Interim Financial Statements, together with all assets (other than Intellectual Property and Business Data, which in each case is addressed in Section 3.15 and Section 3.21) acquired thereby since December 31, 2020, but excluding any tangible or intangible assets that have been disposed of since December 31, 2020 in the Ordinary Course), and in each case free and clear of all Encumbrances, other than Permitted Encumbrances.

(b)               No Group Company owns or has ever owned or has a leasehold interest in any real property other than as held pursuant to their respective leases or leasehold interests (including tenancies) in such property (each Contract evidencing such interest, a “Company Lease”, and any Company Lease involving rent payments in excess of $100,000 on an annual basis, a “Company Material Lease”). Section 3.14(b) of the Company Disclosure Letter sets forth as of the date of this Agreement each Company Material Lease and the address of the property demised or leased under each such Company Material Lease. Each Company Material Lease is in compliance with applicable Law, and all Governmental Orders required under applicable Law in respect of any Company Material Lease have been obtained, including with respect to the operation of such property and conduct of business on such property as now conducted by the applicable Group Company which is a party to such Company Material Lease, except in any such case where the failure to so be in compliance or obtain such Governmental Order would not, individually or in the aggregate, be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole.

(c)               Each Company Lease is a valid and binding obligation of the applicable Group Company, enforceable in accordance with its terms against such Group Company, and to the Knowledge of the Company, each other party thereto, subject to the Enforceability Exceptions. There is no material breach by the relevant Group Company under any Company Material Lease.

(d)               To the Knowledge of the Company, no Person or Governmental Authority has challenged, disputed, or threatened in writing to challenge or dispute, a Group Company’s right to occupy, use or enjoy each leased real property subject to the Company Material Leases as such leased property is currently occupied, used or enjoyed.

(e)               No Group Company has received any written notice alleging a material breach of any covenant, restriction, burden or stipulation from any person or Governmental Authority in relation to the existing use of any Leased Real Property, and to the Knowledge of the Company, no circumstance exists which constitutes a breach of this type or nature.

(f)                No Group Company has received any written notice from the relevant lessor under any Company Material Lease to terminate or indicating its intention to terminate such Company Material Lease prior to the expiration of its term, and to the Knowledge of the Company, no circumstance exists (whether as a result or as contemplated under the Transactions or otherwise) which may entitle such lessor or landlord to do so.

Section 3.15.      Intellectual Property Rights.

(a)               Section 3.15(a) of the Company Disclosure Letter sets forth (i) a true, complete and accurate (in all material respects) list of all Registered IP and (ii) a true, complete and accurate (in all material respects) list of certain material software included in the Owned IP and incorporated in any Company Products (such as CircleDNA, Circle HealthPod, DNAFit, Project Screen HK and Project Screen UK products). Either the Company or its applicable Subsidiary has taken reasonable and appropriate steps to make required filings and registrations (and corresponding payments of fees therefor) to Governmental Authorities in connection with patents, registrations and applications for the Registered IP. Each item of material Registered IP is valid, subsisting, and to the Knowledge of the Company, enforceable. The Company and its Subsidiaries exclusively own and possess all right, title and interest in and to the material Owned IP, including each item of Registered IP, and exclusively own, or otherwise have a sufficient right to use pursuant to a valid and enforceable license or other right (in relation to which there is no current material dispute), all other material Company IP; in each case, free and clear of any Encumbrances other than Permitted Encumbrances.

(b)               The operation of the business of the Company and its Subsidiaries as currently conducted does not violate, infringe, dilute, or misappropriate, and in the three (3) years prior to the date hereof has not violated, infringed, diluted or misappropriated any Intellectual Property of any Person except for any such violation, infringement, dilution, or misappropriation that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, nor has the Company or any of its Subsidiaries received in the three (3) years prior to the date hereof any written notice, request for indemnification or threat relating to any of the foregoing (including in the form of any offer or request to license any Intellectual Property). No Action alleging misappropriation, infringement, dilution or violation by the Company or any of its Subsidiaries of the Intellectual Property of any Person or contesting the validity, ownership, use, registrability or enforceability (other than ex parte office actions and the like in the ordinary course of prosecution of applications and registrations) of any of the Owned IP is pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries. To the Knowledge of the Company, no Person is violating, infringing, diluting, or misappropriating or, in the three (3) years prior to the date hereof, has violated, infringed, diluted or misappropriated any material Owned IP. During the three (3) years prior to the date hereof, neither the Company nor any of its Subsidiaries has given any written notice to any Person alleging any violation, infringement, dilution or misappropriation of any Owned IP, and no Actions relating to the same are pending.

(c)               The Company and its Subsidiaries possess all source code and materials necessary to compile and operate the Company Products as currently compiled and operated by the Company and its Subsidiaries and have not disclosed, delivered, licensed or otherwise made available (other than to Persons performing obligations for or on behalf of the Company and its Subsidiaries who have executed or otherwise are subject to a valid and enforceable agreements providing for restrictions on use of, and the nondisclosure of, the source code), and the Company and its Subsidiaries do not have a duty or obligation (whether present, contingent or otherwise) to disclose, deliver, license or otherwise make available, any source code included in any material Owned IP to any Person (other than to Persons performing obligations for or on behalf of the Company and its Subsidiaries who have executed or otherwise are subject to valid and enforceable Contracts providing for restrictions on use of, and the nondisclosure of, the source code).

(d)               All Persons who have contributed, developed or conceived any material Intellectual Property for or on behalf of the Company or any of its Subsidiaries, have done so pursuant to a valid and enforceable agreement that protects the trade secrets and material confidential information of the Company and its Subsidiaries and grants the applicable Company or Subsidiary exclusive ownership of the Person’s contribution, development and conception. Neither the Company nor any of its Subsidiaries has disclosed any trade secrets or material confidential Company IP to any Person other than pursuant to a valid and enforceable agreement providing for restrictions on use of, and the nondisclosure of, such trade secrets and confidential information. During the three (3) years prior to the date hereof, no Persons who have contributed, developed or conceived any Company IP have made or, to the Knowledge of the Company, threatened in writing any claims of ownership with respect to any Owned IP.

(e)               Neither the Company nor any of its Subsidiaries uses or has used any Open Source Software: (i) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the material Owned IP, or (ii) under any license requiring the Company or any of its Subsidiaries to disclose or distribute the source code to any of the material Owned IP, to license or provide the source code to any of the material Owned IP for the purpose of making derivative works, or to make available for redistribution to any Person the source code to any of the material Owned IP at no or minimal charge. The Company and its Subsidiaries are in compliance in all material respects with all obligations under any agreement pursuant to which they have obtained the right to use any third party Software, including Open Source Software.

(f)                The Company and its Subsidiaries have implemented and maintained reasonable and appropriate policies and technical and organizational security measures designed to protect the Company Systems, and business continuity and disaster recovery plans. The Company and its Subsidiaries have taken other reasonable steps consistent with industry practices of companies offering similar services designed to safeguard Trade Secrets, and all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, to the extent owned or used or held for use by the Company or any of its Subsidiaries in the operation of the business of the Company and its Subsidiaries as currently conducted (together with the data and information stored therein or transmitted by any of the foregoing, as well as the Company Products, collectively, the “Company Systems”), from the introduction of any virus, worm, Trojan horse or similar disabling code or program. There are and for the past three (3) years have been no defects or other technical problems in any of the Company Products currently offered by the Company or any of its Subsidiaries that would prevent the same from functioning substantially in accordance with their user specifications and functionality descriptions, and the Company and its Subsidiaries have received no written notice alleging any of the foregoing, except in each case as would not reasonably be expected to have a Company Material Adverse Effect. The Company and its Subsidiaries own, lease, license, or otherwise have the valid, legal right to use all Company Systems and have obtained a sufficient number of licenses (whether licensed by seats or otherwise) for their use of all Software (and the equivalent resources, including Software as a Service) encompassed by the Company Systems.

(g)               The Company and its Subsidiaries have taken reasonable steps, consistent with industry practices of companies offering similar services, to protect and maintain the Owned IP, including the secrecy, confidentiality and value of any Trade Secrets contained therein, and the Company IP and Company Systems are sufficient for conduct of the business of the Group Companies as presently conducted and as conducted during the twelve months prior to the date of this Agreement. During the twelve (12) months prior to the date of this Agreement, there has been no material failure or other material substandard performance of any Company System, in each case, which has not been remedied in all material respects.

(h)               The Company and its Subsidiaries have a valid right to use and exploit the Business Data as currently exploited in connection with their respective businesses, except as would not reasonably be expected to be material to the Company or any of the Subsidiaries.

Section 3.16.      Labor and Employee Matters.

(a)               Section 3.16(a) of the Company Disclosure Letter sets forth a complete and correct list of each Benefit Plan.

(b)               Except as would not be material to the business of the Group taken as a whole, (i) the Company and each of its Subsidiaries is, and for the three (3) years prior to the date hereof has been, in compliance with all applicable Law related to labor or employment, including provisions thereof relating to wages and payrolls, working hours and resting hours, overtime, working conditions, benefits, recruitment, retrenchment, retirement, pension, minimum employment and retirement age, equal opportunity, discrimination, worker classification, occupational health and safety, wrongful discharge, layoffs or plant closings, immigration, employees provident fund, social security organization and collective bargaining, trade union, compulsory employment insurance, work and residence permits, public holiday and leaves, labor disputes, statutory labor or employment reporting and filing obligations and contracting arrangements; (ii)  there is no pending or, to the Knowledge of the Company, threatened in writing Action relating to the violation of any applicable Law by the Company or any of its Subsidiaries related to labor or employment, including any charge or complaint filed by any of its current or former employees, directors, officers or individual service providers with any Governmental Authority or the Company or any of its Subsidiaries; and (iii) the Company and its Subsidiaries have properly classified for all purposes (including (x) for Tax purposes, (y) for purposes of minimum wage and overtime and (z) for purposes of determining eligibility to participate in any statutory and non-statutory Benefit Plan) all Persons who have performed services for or on behalf of each such entity, and have properly withheld and paid all applicable Taxes and statutory contributions and made all required filings in connection with services provided by such persons to the Company and its Subsidiaries in accordance with such classifications.

(c)               Except would not be material to the business of the Group taken as a whole, (i) each of the Benefit Plans has been operated and administered in accordance with its terms, and is in compliance with all applicable Law, and all contributions to each such Benefit Plan have been timely made, and, to the Knowledge of the Company, no event, transaction or condition has occurred or exists that would result in any Liability to any of the Company and any of its Subsidiaries under such Benefit Plan; (ii) there is no pending or, to the Knowledge of the Company, threatened in writing Actions involving any Benefit Plan (except for routine claims for benefits payable in the normal operation of any Benefit Plan) and to the Knowledge of the Company, no facts or circumstances exist that could give rise to any such Actions; (iii) no Benefit Plan is under investigation or audit by any Governmental Authority and, to the Knowledge of the Company, no such investigation or audit is contemplated or under consideration; and (iv) the Company and each of its Subsidiaries is in compliance with all applicable Laws and Contracts relating to its provision of any form of social insurance, and has paid, or made provision for the payment of, all social insurance contributions required under applicable Law and Contracts.

(d)               Neither the execution or delivery of any of the Transaction Documents to which the Company is a party nor the consummation of the transactions contemplated thereunder (either alone or in combination with another event) would reasonably be expected to (i) result in any payment or benefit becoming due or payable to any current or former director, officer, employee, or individual service provider of the Company or any of its Subsidiaries; (ii) increase the amount of compensation or any benefits otherwise payable under any of the Benefit Plans; (iii) result in any acceleration of the time of payment, exercisability, funding or vesting of, or provide any additional rights or benefits with respect to, any compensation or benefits payable to any current or former director, officer, employee or individual service provider of the Company or its Subsidiary; (iv) limit or restrict the ability of PubCo to merge, amend, or terminate any Benefit Plan; or (v) result in any “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(e)               Each Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in all material respects in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.

(f)                The Company and its Subsidiary do not have any obligation to “gross-up” or otherwise indemnify any individual for any excise tax imposed under Sections 4999 or 409A of the Code.

(g)               Neither the Company nor any of its Subsidiaries or any ERISA Affiliate thereof has any Liability with respect to or under: (i) a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code; or (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA. No Benefit Plan is subject to ERISA or the Code or U.S. Law.

(h)               Except as would not have a Company Material Adverse Effect, as of the date of this Agreement (i) no employee of the Company or any of its Subsidiaries is represented by a Union, (ii) neither the Company nor any of its Subsidiaries is negotiating any collective bargaining agreement or other Contract with any Union, (iii) to the Knowledge of the Company, there is no effort currently being made or threatened by or on behalf of any Union to organize any employees of the Company or any of its Subsidiaries, and (iv) there are no labor disputes (including any work slowdown, lockout, stoppage, picketing or strike) pending, or to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. No notice, consent or consultation obligations with respect to any employee of the Company or any of its Subsidiaries or any Union will be a condition precedent to, or triggered by, the execution of this Agreement or the consummation of the transactions contemplated hereby.

Section 3.17.      Brokers. Except as set forth in Section 3.17 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of the Company or any of its Controlled Affiliates.

Section 3.18.      Environmental Matters. Except as would not be or reasonably be expected to be material to the business of the Company and its Subsidiaries, taken as a whole (i) the Group Companies are in compliance in all material respects with the applicable Environmental Laws in the respective jurisdictions where they conduct their business, including obtaining and complying in all material respects with all permits, licenses, consents and other authorizations required pursuant to applicable Environmental Laws for the lawful operation of their business as currently conducted; and (ii) no Group Company has in the three (3) years prior to the date hereof received any written notice of any actual or alleged material non-compliance with or material liability under Environmental Laws.

Section 3.19.      Insurance. Section 3.19 of the Company Disclosure Letter sets forth a true and accurate list of all of the material insurance policies of the Group Companies. Each of the Group Companies has insurance policies covering such risks as are customarily carried by Persons conducting business in the industries and geographies in which the Group Companies operate. All such policies are in full force and effect, all premiums due and payable thereon as of the date of this Agreement have been paid in full as of the date of this Agreement. To the Knowledge of the Company, (a) no material claims have been made which remain outstanding and unpaid under such insurance policies, (b) no circumstances exist that would reasonably be expected to give rise to a material claim of under such insurance policies, and (c) there are no circumstances which might lead to any liability under such insurance policies of the Group being avoided to a material extent or rendered unenforceable by the relevant insurers or otherwise materially reduce the amount recoverable under any policy of this type.

Section 3.20.      Company Related Parties. Except as set forth in Sections 3.20 of the Company Disclosure Letter, the Company has not engaged in any transactions with Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 3.21.      Data Protection.

(a)               The Company and each of the Subsidiaries are in compliance with and, in the three (3) years prior to the date hereof, have been in compliance with, the Data Security Requirements in all material respects. The execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby will not result in a material breach or violation of any of the Data Security Requirements. The Company and each of the Subsidiaries have taken all necessary and reasonable technical and organizational measures in accordance with the Privacy Laws to safeguard the Business Data and the Company Systems from and against any Security Incident, except for any failures to do so that would not reasonably be expected to materially impact the Company and its Subsidiaries, taken as a whole, in an adverse manner. Neither the Company nor any of its Subsidiaries have received any notice from any person related to the same or any noncompliance with any Data Security Requirement. Neither the Company nor any of its Subsidiaries have experienced any Security Incident.

(b)               In Section 3.21(c), the terms “controller”, “processor”, “data subject”, “processing” (and the related terms “processed”, “process” and “processes”), “personal data breach” and “supervisory authority” each has the meanings given to it in GDPR/UK GDPR.

(c)               Except as would not have a Company Material Adverse Effect:

(i)                 Each Group Company has maintained an accurate and up to date registration with the United Kingdom’s Information Commissioner’s Office as required by the UK Data Protection Legislation in respect of its processing of Personal Data.

(ii)              Each Group Company has maintained an accurate and up to date registration with each supervisory authority and similar body in each jurisdiction other than the UK where any Group Company operates and where any Privacy Laws or similar laws apply in respect of its processing of Personal Data, if and as required by the Privacy Laws in each such jurisdiction where any Group Company operates.

(iii)            Having regard to the processing of Personal Data by or on behalf of the Company and each of its Subsidiaries, each Group Company has ensured that appropriate information notices for the purposes of and as required by Articles 13 and 14 of GDPR/UK GDPR have been issued to all relevant data subjects, and such notices comply with all applicable requirements of the Privacy Laws.

(iv)             Having regard to the processing of Personal Data by or on behalf of the Group Companies, each Group Company has established, for all such processing, lawful bases and lawful exceptions for the purposes of and as required by Article 6 and Article 9 of GDPR/UK GDPR.

(v)               Each Group Company has complied with all requests and instructions from data subjects in relation to their Personal Data in compliance with Privacy Laws, and no requests or instructions are currently outstanding that have not been responded to in the timeframes mandated by Privacy Laws.

(vi)             None of the Group Companies has received any notice, letter or complaint from, or been subject to the exercise of any powers of, the Information Commissioner’s Office or any other similar supervisory authority or similar body in any jurisdiction in the three (3) years prior to the date hereof and, so far as the Group Companies are aware, there are no circumstances that are likely to give rise to any such action.

(vii)          No individual in the three (3) years prior to the date hereof has sought or received (as a result of settlement or otherwise whatsoever) any compensation from the Company or from any of its Subsidiaries under any Privacy Laws.

(viii)        None of the Group Companies has, in the three (3) years prior to the date hereof, received any written notice of any dispute, claim, complaint or demand of any kind from any data subject and, so far as the Group Companies are aware, there are no facts, matters or circumstances which are likely to give rise to any such dispute, claim, complaint or demand of any kind.

Section 3.22.      Proxy/Registration Statement. The information supplied or to be supplied by the Company, any of its Subsidiaries or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to (i) the SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives.

Section 3.23.      No Additional Representation or Warranties. Except as set forth in Article IV and Section 11.1, the Company acknowledges and agrees that the SPAC is not making any representation or warranty whatsoever to the Company pursuant to this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF SPAC

Except (a) as set forth in any SPAC SEC Filings filed or submitted on or prior to the date hereof (excluding (i) any disclosures in any risk factors section that do not constitute statements of fact, any disclosures in any forward-looking statements disclaimer and any other disclosures that are generally cautionary, predictive or forward-looking in nature and (ii) any exhibits or other documents appended thereto) (it being acknowledged that nothing disclosed in such SPAC SEC Filings will be deemed to modify or qualify the representations and warranties set forth in Section 4.2, Section 4.6 and Section 4.13); (b) as set forth in the disclosure letter delivered by SPAC to the Company on the date of this Agreement (the “SPAC Disclosure Letter”) or (c) as otherwise explicitly contemplated by this Agreement, SPAC represents and warrants to the Company as of the date of this Agreement as follows:

Section 4.1.          Organization, Good Standing, Corporate Power and Qualification. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands and has requisite corporate power and authority to own and operate its properties and assets, to carry on its business as presently conducted and contemplated to be conducted. SPAC is duly licensed or qualified and in good standing as a foreign or extra-provincial corporation in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified or in good standing, as applicable, except where the failure to be so licensed or qualified or in good standing would not be material to SPAC. Prior to the execution of this Agreement, a true and correct copy of the SPAC Charter has been made available by or on behalf of SPAC to the Company, the SPAC Charter is in full force and effect, and SPAC is not in default of any term of provision of the SPAC Charter in any material respect. SPAC is not insolvent, bankrupt or unable to pay its debts as and when they fall due.

Section 4.2.          Capitalization and Voting Rights.

(a)               Capitalization of SPAC. As of the date of this Agreement, the authorized share capital of SPAC consists of $33,300 divided into (i) 300,000,000 SPAC Class A Ordinary Shares, of which 13,054,860 SPAC Class A Ordinary Shares are issued and outstanding as of the date of this Agreement, (ii) 30,000,000 SPAC Class B Ordinary Shares, of which 9,983,558 SPAC Class B Ordinary Shares are issued and outstanding as of the date of this Agreement, and (iii) 3,000,000 SPAC Preference Shares, of which no SPAC Preference Share is issued and outstanding as of the date of this Agreement. There are no other issued or outstanding SPAC Shares as of the date of this Agreement. All of the issued and outstanding SPAC Shares (i) have been duly authorized and validly issued and allotted and are fully paid and non-assessable; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance or allotment of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.

(b)               As at the date of this Agreement, 18,538,889 SPAC Units are issued and outstanding (in respect of which 18,538,889 SPAC Class A Ordinary Shares and up to 6,179,629 SPAC Warrants would be issued if these SPAC Units were separated on the date hereof pursuant to Section 2.2(h)(i)). There are no other issued or outstanding SPAC Units as of the date of this Agreement. All of the issued and outstanding SPAC Units (i) have been duly authorized and validly issued; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including the Cayman Act, U.S. federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter, and (2) any other applicable Contracts governing the issuance of such SPAC Units to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound.

(c)               As of the date of this Agreement, 10,989,668 SPAC Warrants are issued and outstanding. The SPAC Warrants are exercisable for 10,989,668 SPAC Class A Ordinary Shares. The SPAC Warrants are not exercisable until the later of (x) thirty (30) days after the closing of a Business Combination and (y) one (1) year from the closing of the IPO. All outstanding SPAC Warrants (i) have been duly authorized and validly issued and constitute valid and binding obligations of SPAC, enforceable against SPAC in accordance with their terms, subject to the Enforceability Exceptions; (ii) have been offered, sold and issued by SPAC in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the SPAC Charter and (2) any other applicable Contracts governing the issuance of such securities to which SPAC is a party or otherwise bound; and (iii) are not subject to, nor have they been issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the SPAC Charter or any Contract to which SPAC is a party or otherwise bound. Except for the SPAC Charter, this Agreement or otherwise in connection with any Working Capital Loan in an aggregate amount not exceeding $1,500,000, there are no outstanding Contracts of SPAC to repurchase, redeem or otherwise acquire any SPAC Shares.

(d)               Except as set forth in this Section 4.2 or Section 4.2 of the SPAC Disclosure Letter, there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of SPAC exercisable or exchangeable for SPAC Shares, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or other Equity Securities of SPAC, or for the repurchase or redemption by SPAC of shares or other Equity Securities of the SPAC or the value of which is determined by reference to shares or other Equity Securities of the SPAC, and there are no voting trusts, proxies or agreements of any kind which may obligate SPAC to issue, purchase, register for sale, redeem or otherwise acquire any SPAC Shares or other Equity Securities of SPAC.

Section 4.3.          Corporate Structure; Subsidiaries. SPAC has no Subsidiary, and does not own, directly or indirectly, any Equity Securities or other interests or investments (whether equity or debt) in any Person, whether incorporated or unincorporated. SPAC is not obligated to make any investment in or capital contribution to or on behalf of any other Person.

Section 4.4.          Authorization.

(a)               Other than the SPAC Shareholders’ Approval, SPAC has all requisite corporate power and authority to (i) enter into, execute, and deliver this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. The execution and delivery of this Agreement and the other Transaction Documents to which SPAC is a party and the consummation of the transactions contemplated hereby and thereby (including the Transactions) have been duly and validly authorized and approved by the SPAC Board and, other than the SPAC Shareholders’ Approval, no other company or corporate proceeding on the part of SPAC is necessary to authorize this Agreement and the other Transaction Documents to which SPAC is a party and to consummate the transactions contemplated hereby and thereby (including the Transactions). This Agreement has been, and at or prior to the Acquisition Closing, the other Transaction Documents to which SPAC is a party will be, duly and validly executed and delivered by SPAC, and this Agreement constitutes, and on or prior to the Acquisition Closing, the other Transaction Documents to which SPAC is a party will constitute, a legal, valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, subject to the Enforceability Exceptions.

(b)               Assuming that a quorum (as determined pursuant to the SPAC Charter) is present:

(i)                 The approval and authorization of the Initial Merger and the Plan of Initial Merger shall require approval by a special resolution passed by the affirmative vote of SPAC Shareholders holding at least two-thirds of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC of which notice specifying the intention to propose the resolution as a special resolution has been duly given, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Law; and

(ii)              The approval and authorization of this Agreement and the Transactions as a Business Combination and the adoption and approval of a proposal for the adjournment of the SPAC Shareholders’ Meeting in each case shall require approval by an ordinary resolution passed by the affirmative vote of SPAC Shareholders holding at least a majority of the outstanding SPAC Shares which, being so entitled, are voted thereon in person or by proxy at a general meeting of SPAC, pursuant to the terms and subject to the conditions of the SPAC Charter and applicable Law.

(c)               The SPAC Shareholders’ Approval are the only votes and approvals of holders of SPAC Shares necessary in connection with execution of this Agreement and the other Transaction Documents to which SPAC is a party by SPAC and the consummation of the transactions contemplated hereby, including the Initial Closing and the Acquisition Closing.

(d)               On or prior to the date of this Agreement, the SPAC Board has duly adopted resolutions (i) determining that this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions) are advisable and fair to, and in the best interests of, SPAC and constitute a Business Combination, (ii) authorizing and approving the execution, delivery and performance by SPAC of this Agreement and the other Transaction Documents to which SPAC is a party contemplated hereby and the transactions contemplated hereby and thereby (including the Transactions), (iii) making the SPAC Board Recommendation, and (iv) directing that this Agreement, the Transaction Documents and the Transactions be submitted to the SPAC Shareholders for adoption at an extraordinary general meeting called for such purpose pursuant to the terms and conditions of this Agreement.

Section 4.5.          Consents; No Conflicts. Assuming the representations and warranties in Article III are true and correct, except (a) as otherwise set forth in Section 4.5 of the SPAC Disclosure Letter, (b) for the SPAC Shareholders’ Approval, (c) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and (d) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not individually or in the aggregate, have, or reasonably be expected to have, a material adverse effect on the ability of SPAC to enter into and perform its obligations under this Agreement, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of SPAC, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party by SPAC does not, and the consummation by SPAC of the transactions contemplated hereby and thereby will not (assuming the representations and warranties in Article III are true and correct, except for the matters referred to in clauses (a) through (d) of the immediately preceding sentence) (i) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of SPAC) or cancellation under, (A) any Governmental Order, (B) the SPAC Charter, (C) any applicable Law, (D) any Contract to which SPAC is a party or by which its assets are bound, or (ii) result in the creation of any Encumbrance upon any of the properties or assets of SPAC other than any restrictions under federal or state securities laws, this Agreement or the SPAC Charter, except in the case of sub-clauses (A), (C), and (D) of clause (i) or clause (ii), as would not have a SPAC Material Adverse Effect.

Section 4.6.          Tax Matters.

(a)               All material Tax Returns required to be filed by or with respect to SPAC have been filed within the requisite period (taking into account any valid extensions) and such Tax Returns are true, correct and complete in all material respects. All material Taxes due and payable by SPAC have been or will be paid in a timely fashion. SPAC has withheld and paid over to the appropriate Tax authority all material Taxes that it is required to withhold from amounts paid or owing to any employee, independent contractor, member, equityholder, creditor or other Person.

(b)               No material deficiencies for any Taxes that are currently outstanding with respect to any Tax Returns of SPAC have been asserted in writing by any Tax authority. No written notice of any action, audit, assessment or other proceeding, in each case that is currently pending, with respect to such Tax Returns or any Taxes of SPAC has been received from, any Tax authority. No dispute or assessment relating to such Tax Returns or such Taxes with any such Tax authority is currently outstanding.

(c)               No material claim that is currently outstanding has been made by a Tax authority in a jurisdiction where SPAC does not file Tax Returns that SPAC is or may be subject to taxation by that jurisdiction.

(d)               There are no liens for material Taxes (other than liens for Taxes not yet due and payable) upon the assets of the SPAC.

(e)               SPAC has not been a member of an affiliated, consolidated or similar Tax group and otherwise does not have any liability for the Taxes of any Person (other than a Group Company) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Tax Law, as a transferee or successor, or by Contract (including any Tax sharing, allocation or similar agreement or arrangement but excluding any commercial Contract entered into in the Ordinary Course and not primarily relating to Taxes).

(f)                SPAC has complied in all material respects with all applicable transfer pricing requirement imposed by any Governmental Authority.

(g)               SPAC is in compliance with all terms and conditions of any Tax incentives, exemption, holiday or other Tax reduction agreement or order of a Governmental Authority, and the consummation of the Transactions will not have any material adverse effect on the continued validity and effectiveness of any such Tax incentives, exemption, holiday or other Tax reduction agreement or order.

(h)               SPAC has not been a party to a transaction that is or is substantially similar to a “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2) or any transaction requiring disclosure under analogous provisions of state, local or non-U.S. law.

(i)                 SPAC does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(j)                 SPAC has not taken any action (nor permitted any action to be taken), and is not aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 4.7.          Financial Statements.

(a)               The financial statements of SPAC contained in SPAC SEC Filings (the “SPAC Financial Statements”) (i) have been prepared in accordance with the books and records of SPAC, (ii) fairly present in all material respects the financial condition of SPAC on a consolidated basis as of the dates indicated therein, and the results of operations and cash flows of SPAC on a consolidated basis for the periods indicated therein, (iii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods involved, and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to SPAC, in effect as of the respective dates thereof (including, to the extent applicable to SPAC, Regulation S-X).

(b)               SPAC has in place disclosure controls and procedures that are (i) designed to reasonably ensure that material information relating to SPAC is made known to the management of SPAC by others within SPAC; and (ii) effective in all material respects to perform the functions for which they were established. SPAC maintains a system of internal accounting controls sufficient to provide reasonable assurance that (w) transactions are executed in accordance with management’s general or specific authorizations, (x) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (y) access to assets is permitted only in accordance with management’s general or specific authorization and (z) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(c)               SPAC has no Liability, and there is no existing condition, situation or set of circumstances which is reasonably expected to result in any Liability, other than (i) Liabilities incurred after the SPAC Accounts Date in the Ordinary Course or other Liabilities that individually and in the aggregate are immaterial, (ii) Liabilities reflected, or reserved against, in the SPAC Financial Statements or (iii) as set forth in Section 4.7(c) of the SPAC Disclosure Letter.

(d)               Since the SPAC Accounts Date, none of SPAC’s directors has been made aware in writing of (i) any fraud that involves SPAC’s management who have a role in the preparation of financial statements or the internal accounting controls utilized by SPAC or (ii) any allegation, assertion or claim that SPAC has engaged in any material questionable accounting or auditing practices which violate applicable Law. Since the SPAC Accounts Date, no attorney representing SPAC, whether or not employed by SPAC, has reported a material violation of securities Laws, breach of fiduciary duty or similar material violation by SPAC to the SPAC Board or any committee thereof or to any director or officer of SPAC.

Section 4.8.          Absence of Changes. Since the SPAC Accounts Date, (i) to the date of this Agreement SPAC has operated its business in the Ordinary Course, and (ii) there has not been any SPAC Material Adverse Effect.

Section 4.9.          Actions. (a) There is no Action pending or, to the Knowledge of SPAC, threatened in writing against or affecting SPAC, or any of its directors or officers (in their capacity as such) and (b) there is no judgment or award unsatisfied against SPAC, nor is there any Governmental Order in effect and binding on SPAC or its directors or officers (in their capacity as such) or assets or properties, except in each case, as would not, individually or in the aggregate, (i) have, or reasonably be expected to have, a material adverse effect on the ability of SPAC to enter into and perform its obligations contemplated hereby, or (ii) be or reasonably be expected to be material to SPAC. No order has been made, petition presented and received by SPAC, resolution passed or meeting convened for the purpose of considering a resolution for the dissolution and liquidation of SPAC or the establishment of a liquidation group, no administrator has been appointed for SPAC nor to the Knowledge of SPAC steps taken to appoint an administrator, and to the Knowledge of SPAC there are no Actions under any applicable insolvency, bankruptcy or reorganization Laws concerning SPAC.

Section 4.10.      Brokers. Except as set forth in Section 4.10 of the SPAC Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of SPAC or any of its Affiliates.

Section 4.11.      Proxy/Registration Statement. The information supplied or to be supplied by SPAC, its Affiliates or their respective Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to (i) the SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, SPAC makes no representation, warranty or covenant with respect to any information supplied by or on behalf of Company, its Subsidiaries, the Acquisition Entities or their respective Affiliates or Representatives. All documents that SPAC is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 4.12.      SEC Filings. SPAC has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed or furnished by it with the SEC, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended since the time of their filing or furnishing through the date of this Agreement, the “SPAC SEC Filings”). Each of the SPAC SEC Filings, as of the respective date of its filing, and as of the date of any amendment, complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act applicable to such SPAC SEC Filings. As of the respective date of its filing (or if amended or superseded by a filing prior to the date of this Agreement or the Acquisition Closing Date, then on the date of such filing), the SPAC SEC Filings did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to any SPAC SEC Filing. To the Knowledge of SPAC, none of the SPAC SEC Filings filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

Section 4.13.      Trust Account. As of the date of this Agreement, SPAC has at least $339,000,000 in the Trust Account (including an aggregate of approximately $11,876,982 of deferred underwriting commissions and other fees being held in the Trust Account), such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of May 13, 2021, between SPAC and Continental Stock Transfer & Trust Company, as trustee (in such capacity, the “Trustee,” and such Investment Management Trust Agreement, the “Trust Agreement”). There are no separate Contracts or side letters that would cause the description of the Trust Agreement in the SPAC SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than SPAC Shareholders holding SPAC Ordinary Shares (prior to the Acquisition Effective Time) sold in SPAC’s IPO who shall have elected to redeem their SPAC Ordinary Shares (prior to the Acquisition Effective Time) pursuant to the SPAC Charter and the underwriters of SPAC’s IPO with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Acquisition Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payment to SPAC Shareholders who have validly exercised their redemption rights pursuant to the SPAC Charter. There are no Actions pending or, to the Knowledge of SPAC, threatened with respect to the Trust Account. SPAC has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the Acquisition Closing, the obligations of SPAC to dissolve or liquidate pursuant to the SPAC Charter shall terminate, and as of the Acquisition Closing, SPAC shall have no obligation whatsoever pursuant to the SPAC Charter to dissolve and liquidate the assets of SPAC by reason of the consummation of the Transactions. To the Knowledge of SPAC, as of the date of this Agreement, following the Acquisition Closing, no SPAC Shareholder is entitled to receive any amount from the Trust Account except to the extent such SPAC Shareholder has exercised his, her or its SPAC Shareholder Redemption Right. As of the date of this Agreement, assuming the accuracy of the representations and warranties contained in Article III and the compliance by each of the Company and the Acquisition Entities with its obligations hereunder, SPAC has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to the Surviving Company (as the surviving company in the Initial Merger) on the Acquisition Closing Date.

Section 4.14.      Investment Company Act; JOBS Act. SPAC is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. SPAC constitutes an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).

Section 4.15.      Business Activities.

(a)               Since its incorporation, SPAC has not conducted any business activities other than activities related to SPAC’s IPO or directed toward the accomplishment of a Business Combination. Except as set forth in the SPAC Charter or as otherwise contemplated by the Transaction Documents and the Transactions, there is no Contract to which SPAC is a party which has or would reasonably be expected to have the effect of prohibiting or impairing in any material respect any business practice of SPAC or any acquisition of property by SPAC or the conduct of business by SPAC as currently conducted or as contemplated to be conducted as of the Acquisition Closing.

(b)               Except for the Transactions, SPAC does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Transaction Documents and the transactions contemplated hereby and thereby, SPAC has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination.

(c)               Except for (i) this Agreement and the other Transaction Documents to which it is party and the transactions contemplated hereby and thereby (including with respect to SPAC Transaction Expenses) and (ii) contracts with the underwriters of SPAC’s initial public offering, SPAC is not party to any Contract with any other Person that would require payments by SPAC after the date hereof in excess of $100,000 in the aggregate. As of the date of this Agreement, the aggregate amount outstanding under all Working Capital Loans is $1,150.

Section 4.16.      Nasdaq Quotation. SPAC Class A Ordinary Shares, SPAC Warrants and SPAC Units are each registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq under the symbol “ARTA”, “ARTAW” and “ARTAU”, respectively. SPAC is in compliance with the rules of Nasdaq and the rules and regulations of the SEC related to such listing and there is no Action pending or, to the Knowledge of SPAC, threatened against SPAC by Nasdaq or the SEC with respect to any intention by such entity to deregister SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units or terminate the listing thereof on Nasdaq. SPAC has not taken any action in an attempt to terminate the registration of SPAC Class A Ordinary Shares, SPAC Warrants or SPAC Units under the Exchange Act except as contemplated by this Agreement.

Section 4.17.      Private Placement.

(a)               SPAC has delivered to the Company true, correct and complete copies of each of the Amended Forward Purchase Agreements, pursuant to which the Forward Purchase Investors have committed to provide equity financing to PubCo solely for purposes of consummating the Transactions in the aggregate amount of $60,000,000 (the “Forward Purchase Investment Amount”). With respect to each Forward Purchase Investor, the Amended Forward Purchase Agreement with such Forward Purchase Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, or amendment or modification in any material respect is contemplated by SPAC. Each Amended Forward Purchase Agreement is a legal, valid and binding obligation of SPAC and each Forward Purchase Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such Amended Forward Purchase Agreement violates any Laws. The Amended Forward Purchase Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the Forward Purchase Investors to fund the applicable portion of the Forward Purchase Investment Amount set forth in the Amended Forward Purchase Agreements on the terms therein.

(b)               With respect to each PIPE Investor, to the Knowledge of SPAC, (i) the PIPE Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect, and (ii) no withdrawal or termination, or amendment or modification in any material respect is contemplated. Each PIPE Subscription Agreement is a legal, valid and binding obligation of SPAC and, to the Knowledge of SPAC, each PIPE Investor. To the Knowledge of SPAC, (x) neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such PIPE Subscription Agreement violates any Laws; and (y) the PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investors to fund the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

(c)               There are no other agreements, side letters, or arrangements between SPAC and any Investor relating to any Subscription Agreement that could affect in any material respect the obligation of such Investor to fund the applicable portion of the Investment Amount set forth in the Subscription Agreement of such Investor and, as of the date of this Agreement, SPAC does not know of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the Investment Amount not being made available to PubCo on the Acquisition Closing Date consistent with the terms and conditions hereof including Section 9.3(c). To the Knowledge of SPAC, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under any material term or condition of any Subscription Agreement and, as of the date of this Agreement, the SPAC does not have a reason to believe that any Investor will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. No fees, consideration or other discounts are payable or have been agreed by SPAC or any of its Affiliates (including, from and after the Acquisition Closing, the Surviving Corporation and its Subsidiaries) to or with any Investor in respect of its investment or, except as set forth in the Subscription Agreements.

Section 4.18.      SPAC Related Parties. SPAC has not engaged in any transactions with Related Parties that would be required to be disclosed in the Proxy/Registration Statement.

Section 4.19.      No Outside Reliance. Notwithstanding anything contained in this Agreement, each of SPAC and its equityholders, partners, members and Representatives, including Sponsor and any of its Affiliates, has made its own investigation of the Company and its Subsidiaries. The SPAC acknowledges and agrees that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions, forecasts or other forward looking information that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by SPAC or its Representatives) or reviewed by SPAC pursuant to the NDA or otherwise) or management presentations that have been or shall hereafter be provided to SPAC or any of its Affiliates, agents or Representatives or Investors are not and will not be deemed to be representations or warranties of the Company, any of its Subsidiaries or Company Shareholders, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article III. Except as otherwise expressly set forth in this Agreement, SPAC understands and agrees that any assets, properties and business of the Company and any of its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

Article V

REPRESENTATIONS AND WARRANTIES OF THE ACQUISITION ENTITIES

PubCo, Merger Sub 1 and Merger Sub 2 (each, an “Acquisition Entity”) hereby jointly and severally represent and warrant to SPAC and the Company as of the date of this Agreement as follows:

Section 5.1.          Organization, Good Standing, Corporate Power and Qualification. Each Acquisition Entity is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands.

Section 5.2.          Capitalization and Voting Rights.

(a)               Capitalization. As of the date of this Agreement, the authorized share capital of PubCo consists of $50,000 divided into 50,000 shares of $1.00 par value each, of which one share (such share, as the same may be split, combined, subdivided or reclassified after the date of this Agreement, the “PubCo Subscriber Share”) is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 1 consists of $50,000 divided into 50,000 shares of $1.00 par value each, of which one share (the “Merger Sub 1 Share”) is issued and outstanding as of the date of this Agreement. The authorized share capital of Merger Sub 2 consists of $50,000 divided into 50,000 shares of $1.00 par value each, of which one share (the “Merger Sub 2 Share”) is issued and outstanding as of the date of this Agreement. The PubCo Subscriber Share, the Merger Sub 1 Share and the Merger Sub 2 Share, and any PubCo Ordinary Shares and shares of Merger Sub 1 and Merger Sub 2 that will be allotted and issued pursuant to the Transactions, (i) have been, or will be prior to such issuance, duly authorized and have been, or will be at the time of issuance, validly allotted and issued and credited as fully paid, (ii) were, or will be, issued, in compliance with applicable Law and the Organizational Documents of PubCo, Merger Sub 1 and Merger Sub 2, respectively, and (iii) were not, and will not be, issued in violation of, any Encumbrance, purchase option, call option, pre-emptive right, subscription right or any similar right under any provision of any applicable Law, the Organizational Documents of PubCo, Merger Sub 1 or Merger Sub 2, or any other Contract, in any such case to which PubCo, Merger Sub 1 or Merger Sub 2 is a party or otherwise bound.

(b)               No Other Securities. Except as set forth in Section 5.2(a) or as contemplated by this Agreement or the other Transaction Documents, there are no issued or outstanding shares of PubCo, Merger Sub 1 or Merger Sub 2 and there are no outstanding subscriptions, options, warrants, rights or other securities (including debt securities) of PubCo, Merger Sub 1 or Merger Sub 2 exercisable or exchangeable for shares of PubCo, Merger Sub 1 or Merger Sub 2, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares, the sale of treasury shares or of other Equity Securities of PubCo, Merger Sub 1 or Merger Sub 2, or for the repurchase or redemption by PubCo, Merger Sub 1 or Merger Sub 2 of shares or other Equity Securities of PubCo, Merger Sub 1 or Merger Sub 2 or the value of which is determined by reference to shares or other Equity Securities of PubCo, Merger Sub 1 or Merger Sub 2, and there are no voting trusts, proxies or agreements of any kind which may obligate PubCo, Merger Sub 1 or Merger Sub 2 to issue, purchase, register for sale, redeem or otherwise acquire any shares or other Equity Securities of PubCo, Merger Sub 1 or Merger Sub 2.

(c)               PubCo does not own or control, directly or indirectly, any interest in any corporation, company, partnership, limited liability company, association or other business entity, other than Merger Sub 1, and Merger Sub 2 and, as of the Acquisition Closing Date, the Surviving Company and the Group Companies. Neither Merger Sub 1 nor Merger Sub 2 owns or controls, directly or indirectly, any interest in any corporation, company, partnership, limited liability company, association or other business entity.

Section 5.3.          Corporate Structure; Subsidiaries. No Acquisition Entity is obligated to make any investment in or capital contribution to or on behalf of any other Person other than in connection with the Transactions.

Section 5.4.          Authorization. Each Acquisition Entity has all requisite corporate power and authority to (i) enter into, execute, deliver and perform its obligations under this Agreement and each of the other Transaction Documents to which it is or will be a party, and (ii) consummate the transactions contemplated hereby and thereby (including the Transactions) and perform all of its obligations hereunder and thereunder. All corporate actions on the part of each Acquisition Entity necessary for the authorization, execution and delivery of this Agreement and the other Transaction Documents to which an Acquisition Entity is or will be a party and the performance of all its obligations thereunder (including any board or shareholder approval, as applicable) have been taken, subject to the filing of the Initial Merger Filing Documents and the Acquisition Merger Filing Documents with the Registrar of Companies of the Cayman Islands. This Agreement and the other Transaction Document to which an Acquisition Entity is or will be a party is, or when executed by the other parties thereto, will constitute, valid and legally binding obligations of such Acquisition Entity enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

Section 5.5.          Consents; No Conflicts. Assuming the representations and warranties in Article III are true and correct, except (a) for the registration or filing with the Registrar of Companies of the Cayman Islands, the SEC or applicable state blue sky or other securities laws filings with respect to the Transactions and (b) for such other filings, notifications, notices, submissions, applications, or consents the failure of which to be obtained or made would not have a material adverse effect on the ability of the Acquisition Entities to consummate the Transactions, all filings, notifications, notices, submissions, applications, or consents from or with any Governmental Authority or any other Person required in connection with the valid execution, delivery and performance of this Agreement and the other Transaction Documents, and the consummation of the Transactions, in each case on the part of each Acquisition Entity, have been or will be duly obtained or completed (as applicable) and are or will be in full force and effect. The execution, delivery and performance of this Agreement and the other each Transaction Documents to which an Acquisition Entity is or will be a party by each Acquisition Entity does not, and the consummation by such Acquisition Entity of the transactions contemplated hereby and thereby will not, assuming the representations and warranties in Article III and Article IV are true and correct, and except for the matters referred to in clauses (a) through (b) of the immediately preceding sentence, (a) result in any violation of, be in conflict with, or constitute a default under, require any consent under, or give any Person rights of termination, amendment, acceleration (including acceleration of any obligation of such Acquisition Entity) or cancellation under, (i) any Governmental Order, (ii) any provision of the Organizational Documents of such Acquisition Entity, (iii) any applicable Law, (iv) any Contract to which such Acquisition Entity is a party or by which its assets are bound, or (b) result in the creation of any Encumbrance upon any of the properties or assets of such Acquisition Entity other than any restrictions under federal or state securities laws, this Agreement or the Organizational Documents of such Acquisition Entity, except in the case of sub-clauses (i), (iii), and (iv) of clause (a) or clause (b) above, as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to consummate the Transactions.

Section 5.6.          Absence of Changes. Since the date of its incorporation, each Acquisition Entity has operated its business in the Ordinary Course.

Section 5.7.          Actions. Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of any Acquisition Entity to consummate the Transactions, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against any Acquisition Entity; and (b) there is no judgment or award unsatisfied against such Acquisition Entity, nor is there any Governmental Order in effect and binding on any Acquisition Entity or its assets or properties.

Section 5.8.          Brokers. Except as set forth in Section 3.17 of the Company Disclosure Letter, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission or expense reimbursement in connection with the Transactions contemplated based upon arrangements made by and on behalf of any Acquisition Entity or any of its Affiliates.

Section 5.9.          Proxy/Registration Statement. The information supplied or to be supplied by each Acquisition Entity or its Representatives in writing specifically for inclusion in the Proxy/Registration Statement shall not, at (a) the time the Proxy/Registration Statement is declared effective, (b) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to (i) SPAC Shareholders and (ii) the Company Shareholders, and (c) the time of (i) the SPAC Shareholders’ Meeting and (ii) the Company Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, none of the Acquisition Entities makes any representation, warranty or covenant with respect to any information supplied by or on behalf of SPAC, its Affiliates or their respective Representatives. All documents that an Acquisition Entity is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

Section 5.10.      Business Activities. Each Acquisition Entity was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Acquisition Closing except as expressly contemplated by this Agreement, the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation and the Transactions.

Section 5.11.      Private Placement.

(a)               PubCo has delivered to the Company true, correct and complete copies of each of the Amended Forward Purchase Agreements, pursuant to which the Forward Purchase Investors have committed to provide equity financing to PubCo solely for purposes of consummating the Transactions in the aggregate amount of the Forward Purchase Investment Amount. With respect to each Forward Purchase Investor, the Amended Forward Purchase Agreement with such Forward Purchase Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect, and no withdrawal or termination, or amendment or modification in any material respect is contemplated by PubCo. Each Amended Forward Purchase Agreement is a legal, valid and binding obligation of PubCo and each Forward Purchase Investor, and neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such Amended Forward Purchase Agreement violates any Laws. The Amended Forward Purchase Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the Forward Purchase Investors to fund the applicable portion of the Forward Purchase Investment Amount set forth in the Amended Forward Purchase Agreements on the terms therein.

(b)               With respect to each PIPE Investor, to the Knowledge of the Company, (i) the PIPE Subscription Agreement with such PIPE Investor is in full force and effect and has not been withdrawn or terminated, or otherwise amended or modified, in any material respect, and (ii) no withdrawal or termination, or amendment or modification in any material respect is contemplated. Each PIPE Subscription Agreement is a legal, valid and binding obligation of PubCo and, to the Knowledge of the Company, each PIPE Investor. To the Knowledge of the Company, (x) neither the execution or delivery by any party thereto nor the performance of any party’s obligations under any such PIPE Subscription Agreement violates any Laws; and (y) the PIPE Subscription Agreements contain all of the conditions precedent (other than the conditions contained in the other Transaction Documents) to the obligations of the PIPE Investors to fund the applicable portion of the PIPE Investment Amount set forth in the PIPE Subscription Agreements on the terms therein.

(c)               There are no other agreements, side letters, or arrangements between any Acquisition Entity and any Investor relating to any Subscription Agreement that could affect in any material respect the obligation of such Investor to contribute to PubCo the applicable portion of the Investment Amount set forth in the Subscription Agreement of such Investor and, as of the date of this Agreement, no Acquisition Entity knows of any facts or circumstances that may reasonably be expected to result in any of the conditions set forth in any Subscription Agreement not being satisfied, or the Investment Amount not being made available to PubCo, on the Acquisition Closing Date consistent with the terms and conditions hereof (including Section 9.3(c)). To the Knowledge of the Company, no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach under any material term or condition of any Subscription Agreement and, as of the date of this Agreement, no Acquisition Entity has a reason to believe that any Investor will be unable to satisfy in all material respects on a timely basis any term or condition of closing to be satisfied by it contained in any Subscription Agreement. No fees, consideration or other discounts are payable or have been agreed by PubCo or any of its Affiliates (including, from and after the Acquisition Closing, the Surviving Corporation and its Subsidiaries) to or with any Investor in respect of its investment or, except as set forth in the Subscription Agreements.

Section 5.12.      Intended Tax Treatment. Merger Sub 1 has elected or will elect to be disregarded as an entity separate from PubCo for U.S. federal income tax purposes as of the effective date of its formation and has not subsequently changed such classification. Merger Sub 2 has been an association taxable as a corporation as of the effective date of its formation and has not subsequently changed such classification. No Acquisition Entity has taken any action (nor permitted any action to be taken), or is aware of any fact or circumstance, that would reasonably be expected to prevent, impair or impede the Intended Tax Treatment.

Section 5.13.      Foreign Private Issuer. PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Acquisition Closing, (a) a foreign private issuer as defined in Rule 405 under the Securities Act and (b) an “emerging growth company” as that term is defined in the JOBS Act.

Section 5.14.      No Outside Reliance. Notwithstanding anything contained in this Agreement, each of the Acquisition Entities, and any of their respective equityholders, partners, members or Representatives has made its own investigation of the Company, its Subsidiaries and that neither the Company nor any of its Affiliates, agents or Representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article III, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or any of its Subsidiaries. Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions, forecasts or other forward looking information that may be contained or referred to in the Company Disclosure Letter or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” (whether or not accessed by such Acquisition Entity or its Representatives) or reviewed by such Acquisition Entity pursuant to the NDA or otherwise) or management presentations that have been or shall hereafter be provided to such Acquisition Entity or any of its Affiliates, agents or Representatives or Investors are not and will not be deemed to be representations or warranties of the Company, any of its Subsidiaries or the Company Shareholders, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in Article III. Except as otherwise expressly set forth in this Agreement, such Acquisition Entity understands and agrees that any assets, properties and business of the Company and any of its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever.

Article VI

COVENANTS OF THE COMPANY AND CERTAIN OTHER PARTIES

Section 6.1.          Conduct of Business. Except (i) as permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), (iii) as set forth on Section 6.1 of the Company Disclosure Letter or (iv) as consented to by SPAC in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied, except with respect to matters set forth in Section 6.1(3)(a) and Section 6.1(3)(c)), from the date of this Agreement through the earlier of the Acquisition Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company (1) shall use reasonable efforts to operate the business of the Company and its Subsidiaries in the Ordinary Course, and (2) shall use commercially reasonable efforts to preserve the Group’s business and operational relationships in all material respects with the suppliers, customers and others having business relationships with the Group that are material to the Group taken as a whole, in each case where commercially reasonable to do so, and (3) shall not, and shall cause its Subsidiaries not to, except as otherwise expressly required or permitted by this Agreement or the other Transaction Documents or required by Law, to:

(a)               (i) amend its memorandum and articles of association or other Organizational Documents (whether by merger, consolidation, amalgamation or otherwise), except in the case of any of the Company’s Subsidiaries only, for any such amendment which is not material to the business of the Company and its Subsidiaries, taken as a whole; or (ii) liquidate, dissolve, reorganize or otherwise wind-up its business and operations, or propose or adopt a plan of complete or partial liquidation or dissolution, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization (other than liquidation or dissolution of any dormant Subsidiary);

(b)               incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants or other rights to acquire debt securities, in any such case in a principal amount exceeding $1,000,000, except for borrowings or drawdowns under credit agreements to be entered into and disclosed in Section 6.1(3)(b) of the Company Disclosure Letter or as otherwise required in order to consummate the Transactions;

(c)               transfer, issue, sell, grant, pledge or otherwise dispose of (i) any of the Equity Securities of the Company or any of its Subsidiaries to a third party, or (ii) any options, warrants, rights of conversion or other rights, agreements, arrangements or commitment obligations of the Company or any of its Subsidiaries to purchase or obtain any Equity Securities of the Company or any of its Subsidiaries to a third party, other than (A) awards under the ESOP in the Ordinary Course as described in the award plan Made Available to SPAC, (B) Company Shares upon the settlement of Company RSUs and Key Executive RSUs under the ESOP, (C) Ordinary Shares upon conversion of Preferred Shares in accordance with the Company Charter; (D) Company Shares pursuant to obligations incurred by the Company prior to the date hereof and described in Section 6.1(3)(c) of the Company Disclosure Letter; (E) issuance of Equity Securities by a Subsidiary of the Company (x) to the Company or a wholly-owned Subsidiary of the Company or (y) on a pro rata basis to all shareholders of such Subsidiary; or (F) any Equity Securities of a Subsidiary of the Company pursuant to a transaction permitted under Section 6.1(3)(d);

(d)               sell, lease, sublease, license, transfer, abandon, allow to lapse or dispose of any material property or assets (other than Intellectual Property), in any single transaction or series of related transactions, except for (i) transactions pursuant to Contracts entered into in the Ordinary Course, (ii) (other than transactions involving the exclusive license of any material property or assets) transactions that do not exceed $2,000,000 individually and $5,000,000 in the aggregate, or (iii) dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company or its Subsidiaries in the Ordinary Course;

(e)               sell, assign, transfer, lease, license or sublicense, abandon, permit to lapse or otherwise dispose of or impose any Encumbrance (other than Permitted Encumbrances) (except with respect to clause (f) in the definition of Permitted Encumbrances)) upon any material Owned IP, in each case, except for non-exclusive licenses or non-material exclusive licenses under material Owned IP granted in the Ordinary Course;

(f)                disclose any (i) trade secrets or material confidential information or (ii) Personal Data to any Person (other than in the Ordinary Course in circumstances in which it has imposed reasonable and customary confidentiality restrictions);

(g)               make any acquisition of, or investment in, a business, by purchase of stock, securities or assets, merger or consolidation, or contributions to capital, or loans or advances, except, in any such case and subject always to Section 6.1(3)(a), Section 6.1(3)(c) and Section 6.1(3)(i), with a value or purchase price in excess of $25,000,000 individually and $50,000,000 in the aggregate;

(h)               settle any Action by any Governmental Authority or any other third party material to the business of the Company and its Subsidiaries taken as a whole, in excess of $1,000,000 individually and $5,000,000 in the aggregate;

(i)                 (i) split, combine, subdivide, reclassify, or amend any terms of its Equity Securities, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction, (ii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, except for the redemption of Equity Securities issued under the ESOP or as disclosed in Section 6.1(3)(i) of the Company Disclosure Letter, (iii) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital other than dividends or distributions by any Subsidiary of the Company on a pro rata basis to its shareholders, or (iv) amend any term or alter any rights of any of its outstanding Equity Securities;

(j)                 authorize, make or incur any capital expenditures or obligations or liabilities in connection therewith, other than any capital expenditures or obligations or liabilities in an amount not to exceed $3,500,000 in the aggregate;

(k)               (i) except in the Ordinary Course, accelerate or delay in any respect material to the Company and its Subsidiaries, taken as a whole (A) collection of any account receivable in advance of or beyond its due date, or (B) payment of any account payable in advance of or beyond its due date; or (ii) conduct its cash management customs and practices (including the collection of receivables, the payment of payables and any other movement of cash, cash equivalents or marketable securities) other than in the Ordinary Course;

(l)                 except in the Ordinary Course or as disclosed in Section 6.1(3)(l) of the Company Disclosure Letter, (i) enter into any Material Contract, (ii) amend any such Material Contract or extend, transfer, terminate or waive any right or entitlement of material value under any Material Contract, in a manner that is adverse to the Company and its Subsidiaries, taken as a whole, other than in any immaterial respect;

(m)             voluntarily terminate (other than expiration in accordance with its terms), suspend, abrogate, amend or modify any Material Permit except in the Ordinary Course or as would not be material to the business of the Company and its Subsidiaries, taken as a whole;

(n)               make any material change in its accounting principles or methods unless required by IFRS or applicable Laws;

(o)               except in the Ordinary Course, (i) make, change or revoke any election in respect of material Taxes, (ii) adopt or change any material tax accounting method, (iii) file any material amended Tax Return, (iv) enter into any material Tax closing agreement with any Governmental Authority, (v) settle any material Tax claim or assessment, (vi) knowingly surrender any right to claim a refund of material Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or (viii) knowingly fail to pay any material Tax that becomes due and payable (including estimated Tax payments) (other than Taxes being contested in good faith and for which adequate reserves have been established in the Company Financial Statements in accordance with IFRS);

(p)               knowingly take any action where such action could reasonably be expected to prevent, impair or impede the Intended Tax Treatment;

(q)               (w) increase the compensation or benefits payable or provided, or to become payable or provided to, any Key Officer or any current or former directors, officers or individual service providers of the Company, the HK Subsidiary or the UK Subsidiary whose total annual compensation opportunity exceeds $200,000, except for bonuses, base salary increases or in connection with any promotions in the Ordinary Course not exceeding $100,000 on an individual basis, (x) except in the Ordinary Course, grant or announce any cash or equity or equity-based incentive awards, bonuses, transaction, retention, severance or other additional compensation or benefits to any Key Officer or any current or former directors, officers or individual service providers of the Company, the HK Subsidiary or the UK Subsidiary, (y) accelerate the time of payment, vesting or funding of any compensation or increase in the benefits or compensation provided under any Benefit Plan or otherwise due to any Key Officer or any current or former directors, officers or individual service providers of the Company, the HK Subsidiary or the UK Subsidiary, or (z) hire, engage, terminate (other than for “cause”), furlough or temporary layoff any employee of the Company, the HK Subsidiary or the UK Subsidiary whose total annual compensation exceeds $200,000;

(r)                except as required by any Benefit Plan as in effect on the date of this Agreement and set forth in Section 3.16(a) of the Company Disclosure Letter, or as otherwise required by Law, amend, modify, or terminate any Benefit Plan or adopt or establish a new Benefit Plan (or any plan, program, agreement or other arrangement that would be a Benefit Plan if in effect as of the date of this Agreement);

(s)                waive or release any noncompetition or nonsolicitation obligation of any Key Executive or any current or former directors, officers or individual service providers (whose total annual compensation exceeds $200,000) of the Company, the HK Subsidiary or the UK Subsidiary; or

(t)                 enter into any agreement or otherwise make a commitment to do any of the foregoing (except to the extent that such an agreement or commitment would be permitted by a subsection of the foregoing subsections (a) through (s)).

For the avoidance of doubt, if any action taken or refrained from being taken by the Company or a Subsidiary is covered by a subsection of this Section 6.1 and not prohibited thereunder, the taking or not taking of such action shall be deemed not to be in violation of any other part of this Section 6.1.

Section 6.2.          Access to Information. Upon reasonable prior notice and subject to applicable Law, from the date of this Agreement until the Acquisition Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of its and its Subsidiaries’ officers, directors and employees to, and shall use its commercially reasonable efforts to cause its Representatives to, afford SPAC and its officers, directors, employees and Representatives, following reasonable notice from SPAC in accordance with this Section 6.2, reasonable access during normal business hours to the officers, directors, employees, agents, properties, offices and other facilities, books and records of each of it and its Subsidiaries, and all other financial, operating and other data and information as shall be reasonably requested; provided, however, that in each case, the Company and its Subsidiaries shall not be required to disclose any document or information, or permit any inspection, that would, in the reasonable judgment of the Company, (a) result in the disclosure of any trade secrets or violate the terms of any confidentiality provisions in any agreement with a third party, (b) result in a violation of applicable Law, including any fiduciary duty, (c) waive the protection of any attorney-client work product or other applicable privilege or (d) result in the disclosure of any sensitive or personal information that would expose the Company to the risk of Liabilities. All information and materials provided pursuant to this Agreement will be subject to the provisions of the NDA.

Section 6.3.          Acquisition Proposals and Alternative Transactions. During the Interim Period, the Company shall not, and it shall cause its Controlled Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with any third-party (including any Competing SPAC) with respect to a Company Acquisition Proposal; (b) furnish or disclose any non-public information to any third-party (including to any Competing SPAC) in connection with or that would reasonably be expected to lead to a Company Acquisition Proposal; (c) enter into any agreement, arrangement or understanding with any third party (including a Competing SPAC) regarding a Company Acquisition Proposal; (d) prepare or take any steps in connection with a public offering of any Equity Securities of the Company, any of its Subsidiaries, or a newly-formed holding company of the Company or such Subsidiaries or (e) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 6.4.          D&O Indemnification and Insurance.

(a)               From and after the Acquisition Closing, the Surviving Corporation, the Surviving Company and PubCo shall jointly and severally indemnify and hold harmless each present and former director and officer of the Company, any of its Subsidiaries, SPAC and any Acquisition Entity (in each case, solely to the extent acting in his or her capacity as such and to the extent such activities are related to the business of the Company, its Subsidiaries, SPAC or such Acquisition Entity, respectively) (the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Acquisition Closing, whether asserted or claimed prior to, at or after the Acquisition Closing, to the fullest extent that the Company, its Subsidiaries, SPAC or such Acquisition Entity, respectively, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement or other Organizational Documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, the Surviving Corporation, the Surviving Company and PubCo shall, and shall cause their Subsidiaries to, (i) maintain for a period of not less than six years from the Acquisition Closing provisions in its certificate of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Organizational Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of the Surviving Corporation and its Subsidiaries’ or SPAC’s and each Acquisition Entity’s, respectively, former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the certificate of incorporation, certificate of formation, bylaws, memorandum and articles of association, limited liability company agreement, operating agreement, limited liability partnership agreement, limited liability limited partnership agreement and other Organizational Documents of the Surviving Corporation and its Subsidiaries, SPAC or such Acquisition Entity, respectively, in each case, as of the date of this Agreement and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law.

(b)               For a period of six years from the Acquisition Closing, each of PubCo, the Surviving Corporation and the Surviving Company shall (and the Surviving Corporation shall cause its Subsidiaries to) maintain in effect directors’ and officers’ liability insurance (each a “D&O Insurance”) covering those Persons who are currently covered by the Company’s, any of its Subsidiaries’, SPAC’s or any Acquisition Entity’s, respectively, directors’ and officers’ liability insurance policies (including, in any event, the D&O Indemnified Parties) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall PubCo, the Surviving Corporation, its Subsidiaries or the Surviving Company be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company, its Subsidiaries, SPAC or such Acquisition Entity, respectively, for such insurance policy for the year ended December 31, 2020 (in the case of the Company and its Subsidiaries) or December 31, 2021 (in the case of SPAC), as the case may be; provided, however, that (i) each of PubCo, the Surviving Corporation and the Surviving Company may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six-year “tail” policy (each a “D&O Tail”) with respect to claims existing or occurring at or prior to the Acquisition Closing and if and to the extent such policies have been obtained prior to the Acquisition Closing with respect to any such Persons, the Surviving Corporation, the Surviving Company and PubCo, respectively, shall maintain such policies in effect and continue to honor the obligations thereunder, and (ii) if any claim is asserted or made within such six-year period, any insurance required to be maintained under this Section 6.4 shall be continued in respect of such claim until the final disposition thereof. The costs of any D&O Insurance for the period after the Acquisition Closing Date, and the cost of any D&O Tail to the extent in effect following the Acquisition Closing Date, shall be borne by PubCo and shall not be a SPAC Transaction Expense.

(c)               Notwithstanding anything contained in this Agreement to the contrary, this Section 6.4 shall survive the Acquisition Closing indefinitely and shall be binding, jointly and severally, on the Surviving Corporation, the Surviving Company and PubCo and all of their respective successors and assigns. In the event that the Surviving Corporation, the Surviving Company, PubCo or any of their respective successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, the Surviving Corporation, the Surviving Company or PubCo, respectively, shall ensure (and each of PubCo, the Surviving Company and the Surviving Corporation shall cause its Subsidiaries to ensure) that proper provision shall be made so that the successors and assigns of the Surviving Corporation, the Surviving Company or PubCo as the case may be, shall succeed to the obligations set forth in this Section 6.4.

(d)               The provisions of Section 6.4(a) through (c): (i) are intended to be for the benefit of, and shall be enforceable by, each Person who is now, or who has been at any time prior to the date of this Agreement or who becomes prior to the Acquisition Closing, a D&O Indemnified Party, his or her heirs and his or her personal representatives, (ii) shall be binding on the Surviving Corporation, the Surviving Company and PubCo and their respective successors and assigns, (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have, whether pursuant to Law, Contract, Organizational Documents, or otherwise and (iv) shall survive the consummation of the Acquisition Closing and shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such D&O Indemnified Party.

Section 6.5.          Notice of Developments. From and after the date of this Agreement until the earlier of the Acquisition Closing or the termination of this Agreement in accordance with its terms, the Company shall promptly (and in any event prior to the Acquisition Closing) notify SPAC in writing, and SPAC shall promptly (and in any event prior to the Acquisition Closing) notify the Company in writing, upon any of the Group Companies or SPAC, as applicable, becoming aware (awareness being determined with reference to the Knowledge of the Company or the Knowledge of SPAC, as the case may be): (i) of the occurrence or non-occurrence of any event the occurrence or non-occurrence of which has caused or is reasonably likely to cause any condition to the obligations of any party to effect the Transactions not to be satisfied or (ii) of any notice or other communication from any Governmental Authority which is reasonably likely to have a material adverse effect on the ability of the parties hereto to consummate the Transactions or to materially delay the timing thereof. The delivery of any notice pursuant to this Section 6.5 shall not cure any breach of any representation or warranty requiring disclosure of such matter or any breach of any covenant, condition or agreement contained in this Agreement or any other Transaction Document or otherwise limit or affect the rights of, or the remedies available to, SPAC or the Company, as applicable. Notwithstanding anything to the contrary contained herein, any failure to give such notice pursuant to this Section 6.5 shall not give rise to any liability of the Company or SPAC or be taken into account in determining whether the conditions in Article IX have been satisfied or give rise to any right of termination set forth in Article X.

Section 6.6.          Financials.

(a)               If the Acquisition Effective Time has not occurred prior to September 30, 2021, as soon as reasonably practicable following September 30, 2021, the Company shall deliver to SPAC and PubCo, the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2021, and the related unaudited consolidated statements of income and profit and loss, and cash flows for the six-month period then ended, which comply with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof (the “Company H1 Financial Statements”). Upon delivery of the Company H1 Financial Statements, the representations and warranties set forth in Section 3.9 shall be deemed to apply to the Company H1 Financial Statements in the same manner as the Interim Financial Statements, mutatis mutandis, with the same force and effect as if included in Section 3.9 as of the date of this Agreement.

(b)               The Company, SPAC and PubCo shall each use its reasonable efforts (a) to assist the other, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of the Company, any of its Subsidiaries, SPAC or PubCo, in preparing in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Proxy/Registration Statement and any other filings to be made by SPAC or PubCo with the SEC in connection with the Transactions and (b) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC in connection therewith.

Section 6.7.          No Trading. The Company acknowledges and agrees that it is aware, and that its Controlled Affiliates have been made aware of the restrictions imposed by U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise and other applicable foreign and domestic Laws on a Person possessing material nonpublic information about a publicly traded company. The Company hereby agrees that it shall not purchase or sell any securities of SPAC in violation of such Laws, or cause or encourage any Person to do the foregoing.

Section 6.8.          Requisite Shareholder Consent and Shareholders’ Agreement.

(a)      The Company shall use its reasonable efforts to cause one or more Company Shareholders to, as soon as reasonably practicable after the date hereof, enter into such Contracts substantially in the form of the Shareholder Support Agreement for the purpose of obtaining the Requisite Shareholder Consent.

(b)     As of or prior to the Acquisition Effective Time, the Company shall use its commercially reasonable efforts to cause the Shareholders’ Agreement to be validly terminated effective as of the Acquisition Effective Time without any further Liabilities to the Company or any of the Company’s Subsidiaries thereunder.

Article VII

COVENANTS OF PUBCO, SPAC AND CERTAIN OTHER PARTIES

Section 7.1.          PubCo Incentive Plan. Prior to the Acquisition Closing Date, PubCo shall approve and adopt (a) an incentive equity plan in substantially the form attached hereto as Exhibit J-1 (the “PubCo Incentive Equity Plan”) and (b) an employee share purchase program in a form reasonably satisfactory to SPAC and containing such material terms and conditions set forth on Exhibit J-2 (the “PubCo Employee Share Purchase Program,” and together with the PubCo Incentive Equity Plan, collectively, the “PubCo Incentive Plan”). As promptly as reasonably practicable following the expiration of the sixty (60) day period following the date PubCo has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, PubCo shall file a registration statement on Form S-8 (or other applicable form) with respect to the PubCo Ordinary Shares issuable under the PubCo Incentive Plan, and PubCo shall use commercially reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the PubCo Incentive Plan remain outstanding.

Section 7.2.          Nasdaq Listing. From the date of this Agreement through the closing of the Initial Merger, (a) SPAC shall use reasonable best efforts to ensure SPAC remains listed as a public company on Nasdaq and (b) PubCo shall promptly apply for, and shall use reasonable best efforts to cause, the PubCo Class A Ordinary Shares and PubCo Warrants to be issued in connection with the Transactions to be approved for listing on Nasdaq and accepted for clearance by DTC, subject to official notice of issuance, prior to the Initial Closing Date.

Section 7.3.          Conduct of Business. Except (i) as contemplated or permitted by the Transaction Documents, (ii) as required by applicable Law (including for this purpose any COVID-19 Measures), or (iii) as consented to by the Company in writing (which consent with respect to the matters set forth in sub-clauses (f) and (h) below shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, SPAC and each Acquisition Entity (1) shall operate its business in the Ordinary Course and (2) shall not:

(a)               (i) with respect to SPAC only, seek any approval from SPAC Shareholders to change, modify or amend the Trust Agreement or the SPAC Charter, except as contemplated by the Transaction Proposals or (ii) change, modify or amend the Trust Agreement or their respective Organizational Documents, except as expressly contemplated by the Transaction Proposals;

(b)               (i) declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, (ii) split, combine, subdivide, reclassify or amend any terms of its Equity Securities or (iii) redeem, repurchase, cancel or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its Equity Securities, other than a redemption of SPAC Class A Ordinary Shares in connection with the exercise of any SPAC Shareholder Redemption Right by any SPAC Shareholder or upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter;

(c)               merge, consolidate or amalgamate with or into, or acquire (by purchasing a substantial portion of the assets of or any equity in, or by any other manner) or make any advance or loan to or investment in any other Person or be acquired by any other Person;

(d)               except in the Ordinary Course, (i) make, change or revoke any election in respect of Taxes, (ii) adopt or change any material tax accounting method, (iii) file any material amended Tax Return, (iv) enter into any material Tax closing agreement with any Governmental Authority, (v) settle any material Tax claim or assessment, (vi) knowingly surrender any right to claim a refund of material Taxes, (vii) consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, or (viii) knowingly fail to pay any material Tax that becomes due and payable (including estimated Tax payments) (other than Taxes being contested in good faith and for which adequate reserves have been established in the SPAC Financial Statements in accordance with GAAP);

(e)               knowingly take any action could reasonably be expected prevent, impair or impede the Intended Tax Treatment;

(f)                (i) enter into, renew or amend in any material respect, any transaction or material Contract, except for material Contracts entered into in the Ordinary Course, (ii) extend, transfer, terminate or waive any right or entitlement of material value under any material Contract, in a manner that is materially adverse to the SPAC; provided, however, that notwithstanding anything to the contrary contained in this Agreement, even if done in the Ordinary Course, SPAC shall not enter into, renew or amend in any respect, any transaction or Contract involving an Affiliate or Related Party of SPAC, Sponsor or any Affiliate of Sponsor, except as expressly provided in the Transaction Documents;

(g)               incur, assume, guarantee or repurchase or otherwise become liable for any Indebtedness, or issue or sell any debt securities or options, warrants, rights or conversion or other rights to acquire debt securities, or other material Liability, in any case in a principal amount or amount, as applicable, exceeding $500,000 in the aggregate, other than (i) Indebtedness or other Liabilities expressly set out in the SPAC Disclosure Letter or (ii) Liabilities that qualify as SPAC Transaction Expenses;

(h)               make any change in its accounting principles or methods unless required by GAAP or applicable Laws;

(i)                 (i) issue any Equity Securities, other than the issuance of Equity Securities of PubCo pursuant to the Subscription Agreements, the Permitted Equity Subscription Agreements, this Agreement or in connection with any Working Capital Loan in an amount not exceeding $1,500,000, or the issuance of SPAC Class A Ordinary Shares upon conversion of SPAC Class B Ordinary Shares in accordance with the SPAC Charter or (ii) grant any options, warrants, rights of conversion or other equity-based awards;

(j)                settle or agree to settle any Action before any Governmental Authority or any other third party or that imposes injunctive or other non-monetary relief on SPAC or an Acquisition Entity;

(k)               form any Subsidiary;

(l)                 liquidate, dissolve, reorganize or otherwise wind-up the business and operations of SPAC or propose or adopt a plan of complete or partial liquidation or dissolution, consolidation, restructuring, recapitalization, reclassification or similar change in capitalization or other reorganization of SPAC; or

(m)             enter into any agreement or otherwise make any commitment to do any action prohibited under this Section 7.3;

provided, however, that during the period from the Initial Closing through the Acquisition Closing, neither the Surviving Company nor PubCo shall take any action except as required or contemplated by this Agreement or the other Transaction Documents.

Section 7.4.          Post-Closing Directors and Officers of PubCo. Subject to the terms of the PubCo Charter, PubCo shall take all such action within its power as may be necessary or appropriate such that immediately following the Acquisition Closing:

(a)            the board of directors of PubCo (i) shall have been reconstituted to consist of six (6) directors, which shall be (A) the SPAC Director and (B) such other Persons as the Company may designate pursuant to a written notice to be delivered to PubCo sufficiently in advance to allow for inclusion of such Persons in the Proxy/Registration Statement and (ii) shall have reconstituted its applicable committees to consist of the directors designated by the Company prior to the Acquisition Closing Date; provided, however, that any such directors designated by the Company in accordance with clause (ii) of this sentence as members of the audit committee shall qualify as “independent” under the Nasdaq listing rules;

(b)               the Chairperson of the board of directors of PubCo shall initially be the Key Executive; and

(c)               the officers of the Company holding such positions as set forth on Schedule 7.4(c) shall be the officers of PubCo, each such officer to hold office in accordance with the PubCo Charter until they are removed or resign in accordance with the PubCo Charter or until their respective successors are duly elected or appointed and qualified.

Section 7.5.          Acquisition Proposals and Alternative Transactions. During the Interim Period, SPAC will not, and it will cause its Affiliates and its and their respective Representatives not to, directly or indirectly: (a) solicit, initiate, submit, facilitate (including by means of furnishing or disclosing information), discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a SPAC Acquisition Proposal; (b) furnish or disclose any non-public information to any person or entity in connection with or that could reasonably be expected to lead to a SPAC Acquisition Proposal; (c) enter into any agreement, arrangement or understanding regarding a SPAC Acquisition Proposal; or (d) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing.

Section 7.6.          SPAC Public Filings. From the date of this Agreement through the Acquisition Closing, each of SPAC and PubCo will use reasonable best efforts to accurately and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.7.          Section 16 Matters. Prior to the Acquisition Closing Date, SPAC shall take all such steps (to the extent permitted under applicable Law) as are reasonably necessary to cause any acquisition or disposition of PubCo Ordinary Shares or any derivative thereof that occurs or is deemed to occur by reason of or pursuant to the Transactions (including the Private Placement) by each Person who is or will be or may become subject to Section 16 of the Exchange Act with respect to PubCo, including by virtue of being deemed a director by deputization, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Article VIII

JOINT COVENANTS

Section 8.1.          Regulatory Approvals; Other Filings.

(a)         Each of the Company, SPAC and the Acquisition Entities shall use their commercially reasonable efforts to cooperate in good faith with any Governmental Authority and to undertake promptly any and all action required to obtain any necessary or advisable regulatory approvals, consents, Actions, nonactions or waivers in connection with the Transactions (the “Regulatory Approvals”) as soon as practicable and any and all action necessary to consummate the Transactions as contemplated hereby. Each of the Company, SPAC and the Acquisition Entities shall use commercially reasonable efforts to cause the expiration or termination of the waiting, notice or review periods under any applicable Regulatory Approval with respect to the Transactions as promptly as possible after the execution of this Agreement.

(b)               With respect to each of the Regulatory Approvals and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company, SPAC and the Acquisition Entities shall (i) diligently and expeditiously defend and use commercially reasonable efforts to obtain any necessary clearance, approval, consent or Regulatory Approval under any applicable Laws prescribed or enforceable by any Governmental Authority for the Transactions and to resolve any objections as may be asserted by any Governmental Authority with respect to the Transactions; and (ii) cooperate fully with each other in the defense of such matters. To the extent not prohibited by Law, the Company shall promptly furnish to SPAC, and SPAC and the Acquisition Entities shall promptly furnish to the Company, copies of any material, substantive notices or written communications received by such party or any of its Affiliates from any Governmental Authority with respect to the Transactions, and each such party shall permit counsel to the other parties an opportunity to review in advance, and each such party shall consider in good faith the views of such counsel in connection with, any proposed material, substantive written communications by such party or its Affiliates to any Governmental Authority concerning the Transactions; provided, however, that none of SPAC or any of the Acquisition Entities shall enter into any agreement with any Governmental Authority relating to any Regulatory Approval contemplated in this Agreement without the prior written consent of the Company; provided, further, that neither the Company nor any Acquisition Entity shall enter into any agreement with any Governmental Authority with respect to the Transactions which (i) as a result of its terms materially delays the consummation of, or prohibits, the Transactions or (ii) adds any condition to the consummation of the Transactions, in any such case, without the prior written consent of SPAC. To the extent not prohibited by Law, the Company agrees to provide SPAC and its counsel, and SPAC and the Acquisition Entities agree to provide to the Company and its counsel, the opportunity, to the extent practical, on reasonable advance notice, to participate in any material substantive meetings or discussions, either in person or by telephone, between such party or any of its Affiliates or Representatives, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the Transactions. Each of the Company, SPAC and the Acquisition Entities agrees to make all filings, to provide all information required of such party and to reasonably cooperate with each other, in each case, in connection with the Regulatory Approvals; provided, further, that such party shall not be required to provide information to the extent that (w) any applicable Law requires it or its Affiliates to restrict or prohibit access to such information, (x) in the reasonable judgment of such party, the information is subject to confidentiality obligations to a third party, (y) in the reasonable judgment of such party, the information is commercially sensitive and disclosure of such information would have a material impact on the business, results of operations or financial condition of such party, or (z) disclosure of any such information would reasonably be likely to result in the loss or waiver of the attorney-client, work product or other applicable privilege.

(c)               Subject to Section 11.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the filing fees payable to the Governmental Authorities and the Exchange Agent in connection with the Transactions, including such filing fees payable by an Acquisition Entity.

Section 8.2.         Preparation of Proxy/Registration Statement; SPAC Shareholders’ Meeting and Approvals; Company Shareholders’ Meeting and Approvals.

(a)           Proxy/Registration Statement.

(i)                 As promptly as reasonably practicable after the execution of this Agreement, SPAC, the Acquisition Entities and the Company shall prepare, and PubCo shall file with the SEC, a Registration Statement (as amended or supplemented from time to time, and including the Proxy Statement, the “Proxy/Registration Statement”) relating to (x) the SPAC Shareholders’ Meeting to approve and adopt the Transaction Proposals and (y) the registration under the Securities Act of the Registrable Securities. SPAC, the Acquisition Entities and the Company each shall use their commercially reasonable efforts to (1) cause the Proxy/Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto and rules and regulations promulgated by the SEC, (2) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (3) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (4) keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. Prior to the effective date of the Proxy/Registration Statement, the Company, SPAC and PubCo shall take all or any action required under any applicable federal or state securities Laws in connection with the issuance of PubCo Ordinary Shares and PubCo Warrants pursuant to this Agreement. Each of the Company, SPAC and PubCo also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the Transactions, and the Company and SPAC shall furnish all information respectively, concerning SPAC and the Company, its Subsidiaries and any of their respective members or shareholders as may be reasonably requested in connection with any such action. As promptly as practicable after finalization and effectiveness of the Proxy/Registration Statement, SPAC shall, and shall use commercially reasonable efforts to, within ten (10) Business Days of such finalization and effectiveness, mail the Proxy/Registration Statement to the SPAC Shareholders. Each of SPAC, PubCo and the Company shall furnish to the other parties all information concerning itself, its Subsidiaries, officers, directors, managers, shareholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested by any of them or any Governmental Authority in connection with the Proxy/Registration Statement, or any other statement, filing, notice or application made by or on behalf of SPAC, PubCo, the Company or their respective Affiliates to any Governmental Authority (including Nasdaq) in connection with the Transactions. Subject to Section 11.6, the Company, on the one hand, and SPAC, on the other, shall each be responsible for and pay one-half of the cost for the preparation, filing and mailing of the Proxy/Registration Statement and other related fees.

(ii)              Any filing of, or amendment or supplement to, the Proxy/Registration Statement will be mutually prepared and agreed upon by SPAC, PubCo and the Company. PubCo will advise the Company and SPAC, promptly after receiving notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PubCo Ordinary Shares and PubCo Warrants to be issued or issuable in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto, and shall provide the Company and SPAC a reasonable opportunity to provide comments and amendments to any such filing. SPAC, PubCo and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(iii)            If, at any time prior to the Initial Merger Effective Time, any event or circumstance relating to SPAC, an Acquisition Entity or their respective officers or directors, should be discovered by SPAC or an Acquisition Entity which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, SPAC or PubCo, as the case may be, shall promptly inform the Company. If, at any time prior to the Initial Merger Effective Time, any event or circumstance relating to the Company, any of its Subsidiaries or their respective officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, the Company shall promptly inform SPAC and PubCo. Thereafter, SPAC, PubCo and the Company shall promptly cooperate in the preparation and filing of an appropriate amendment or supplement to the Proxy/Registration Statement describing or correcting such information and SPAC and PubCo shall promptly file such amendment or supplement with the SEC and, to the extent required by Law, disseminate such amendment or supplement to the SPAC Shareholders.

(b)          SPAC Shareholders’ Approval.

(i)                 Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, SPAC shall establish a record date for, duly call, give notice of, convene and hold a meeting of the SPAC Shareholders (including any adjournment or postponement thereof, the “SPAC Shareholders’ Meeting”) in accordance with the SPAC Charter to be held as promptly as reasonably practicable and, unless otherwise agreed by SPAC and the Company in writing, in any event not more than thirty (30) days following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of voting on the Transaction Proposals and obtaining the SPAC Shareholders’ Approval (including the approval of any adjournment or postponement of such meeting for the purpose of soliciting additional proxies in favor of the adoption of the Transaction Proposals), providing SPAC Shareholders with the opportunity to elect to exercise their SPAC Shareholder Redemption Right and such other matters as may be mutually agreed by SPAC and the Company. SPAC will use its reasonable best efforts (A) to solicit from its shareholders proxies in favor of the adoption of the Transaction Proposals, including the SPAC Shareholders’ Approval, and will take all other action necessary or advisable to obtain such proxies and SPAC Shareholders’ Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, Nasdaq rules and the SPAC Charter. SPAC (x) shall consult with the Company regarding the record date and the date of the SPAC Shareholders’ Meeting prior to determining such dates and (y) shall not adjourn or postpone the SPAC Shareholders’ Meeting without the prior written consent of Company (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that SPAC shall adjourn or postpone the SPAC Shareholders’ Meeting (1) to the extent necessary to ensure that any supplement or amendment to the Proxy/Registration Statement that SPAC or PubCo reasonably determines (following consultation with the Company, except with respect to any Company Acquisition Proposal) is necessary to comply with applicable Laws, is provided to the SPAC Shareholders in advance of a vote on the adoption of the Transaction Proposals, (2) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, there are insufficient SPAC Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Shareholders’ Meeting, (3) if, as of the time that the SPAC Shareholders’ Meeting is originally scheduled, adjournment or postponement of the SPAC Shareholders’ Meeting is necessary to enable SPAC to solicit additional proxies required to obtain SPAC Shareholders’ Approval, (4) in order to seek withdrawals from SPAC Shareholders who have exercised their SPAC Shareholder Redemption Right if a number of SPAC Shares have been elected to be redeemed such that SPAC reasonably expects that the condition set forth in Section 9.3(c) will not be satisfied at the Initial Closing; or (5) to comply with applicable Law; provided further, however, that without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), SPAC shall not adjourn or postpone on more than two (2) occasions and so long as the date of the SPAC Shareholders’ Meeting is not adjourned or postponed more than an aggregate of thirty (30) consecutive days.

(ii)              The Proxy/Registration Statement shall include a statement to the effect that SPAC Board has unanimously recommended that the SPAC Shareholders vote in favor of the Transaction Proposals at the SPAC Shareholders’ Meeting (such statement, the “SPAC Board Recommendation”) and neither the SPAC Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation.

(c)           Required Shareholder Approval.

(i)                 Prior to or as promptly as practicable after the Proxy/Registration Statement is declared effective under the Securities Act, the Company shall establish a record date for, duly call, give notice of, convene and hold a meeting of the Company Shareholders (including any adjournment or postponement thereof, the “Company Shareholders’ Meeting”) in accordance with the Company Charter to be held as promptly as reasonably practicable following the date that the Proxy/Registration Statement is declared effective under the Securities Act for the purpose of obtaining the Required Shareholder Approval (including the approval of any adjournment of such meeting for the purpose of soliciting additional proxies in favor of the Required Shareholder Approval) and such other matter as may be mutually agreed by SPAC and the Company. The Company will use its reasonable best efforts (A) to solicit from its shareholders proxies in favor of the Required Shareholder Approval and (B) to obtain the vote or consent of its shareholders required by and in compliance with all applicable Law, the Company Charter and the Shareholders’ Agreement. The Company (y) shall set the date of the Company Shareholders’ Meeting not more than thirty (30) days after the Proxy/Registration Statement is declared effective under the Securities Act, unless otherwise agreed by SPAC and the Company in writing, and (z) shall not adjourn the Company Shareholders’ Meeting without the prior written consent of SPAC (which consent shall not be unreasonably conditioned, withheld or delayed); provided, however, that the Company shall adjourn the Company Shareholders’ Meeting (1) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, there are insufficient Company Shares represented at such meeting (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders’ Meeting, (2) if, as of the time that the Company Shareholders’ Meeting is originally scheduled, adjournment of the Company Shareholders’ Meeting is necessary to enable the Company to solicit additional proxies required to obtain Company Shareholder Approval, or (3) to comply with applicable Law; provided, however, that for both prior clauses (1) and (2) in the aggregate the Company may adjourn on only one occasion and so long as the date of the Company Shareholders’ Meeting is not adjourned or postponed more than fifteen (15) consecutive days.

(ii)              The Company shall send meeting materials to the Company Shareholders which shall seek the Required Shareholder Approval and shall include in all such meeting materials it sends to the Company Shareholders in connection with the Company Shareholders’ Meeting a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Required Shareholder Approval (such statement, the “Company Board Recommendation”) and neither the Company Board nor any committee thereof shall withhold, withdraw, qualify, amend or modify, or publicly propose or resolve to withhold, withdraw, qualify, amend or modify, the Company Board Recommendation.

Section 8.3.          Support of Transaction. Without limiting any covenant contained in Article VI, or Article VII (a) the Company shall, and shall cause its Subsidiaries to, and (b) each of SPAC and the Acquisition Entities shall, (i) use commercially reasonable efforts to obtain all material consents and approvals of third parties that the Company and any of its Subsidiaries or any of SPAC or any of the Acquisition Entities, as applicable, are required to obtain in order to consummate the Transactions (including the consents and approvals set forth in Section 8.3 of the Company Disclosure Letter), (ii) cooperate to cause the name of the Surviving Corporation to be changed effective as of the Acquisition Closing Date to Prenetics Holding Company, including through the adoption of the appropriate corporate resolutions, and (iii) use commercially reasonable efforts to take such other action as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX (including, in the case of the Company, SPAC and PubCo, the use of commercially reasonable efforts to enforce their respective rights under the Subscription Agreements) or otherwise to comply with this Agreement and to consummate the Transactions as soon as practicable; provided, however, that, notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, including this Article VIII, shall require the Company, any of its Subsidiaries, SPAC or any Acquisition Entity or any of their respective Affiliates to (A) commence or threaten to commence, pursue or defend against any Action, whether judicial or administrative, (B) seek to have any stay or Governmental Order vacated or reversed, (C) propose, negotiate, commit to or effect by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of PubCo, the Company or any of its Subsidiaries or SPAC, (D) take or commit to take actions that limit the freedom of action of any of PubCo, the Company, any of its Subsidiaries or SPAC with respect to, or the ability to retain, control or operate, or to exert full rights of ownership in respect of, any of the businesses, product lines or assets of PubCo, the Company, any of its Subsidiaries or SPAC or (E) grant any financial, legal or other accommodation to any other Person, including agreeing to change any of the terms of the Transactions.

Section 8.4.          Tax Matters. Each of SPAC, the Acquisition Entities and the Company shall (i) use its respective commercially reasonable efforts to cause the Mergers to qualify, and agree not to, and not to permit or cause any of their Affiliates or Subsidiaries to, take any action which to its knowledge would reasonably be expected to prevent, impair or impede the Transactions from qualifying, for the Intended Tax Treatment. Each of SPAC, the Acquisition Entities and the Company shall report the Mergers consistently with the Intended Tax Treatment and the immediately preceding sentence unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or a change in applicable Law. The parties shall cooperate with each other and their respective tax counsel to document and support the Tax treatment of the Mergers as a “reorganization” within the meaning of Section 368(a) of the Code, including taking the actions described on Section 8.4 of the SPAC Disclosure Letter.

Section 8.5.         Shareholder Litigation. The Company and, prior to the Initial Closing, PubCo shall promptly advise SPAC, and SPAC, shall promptly advise the Company and PubCo, as the case may be, of any Action commenced (or to the Knowledge of the Company or PubCo or the Knowledge of SPAC, as applicable, threatened) on or after the date of this Agreement against such party, any of its Subsidiaries or any of its directors or officers by any Company Shareholder or SPAC Shareholder relating to this Agreement, the Mergers or any of the other Transactions (any such Action, “Stockholder Litigation”), and such party shall keep the other party reasonably informed regarding any such Stockholder Litigation. Other than with respect to any Stockholder Litigation where the parties identified in this sentence are adverse to each other or in the context of any Stockholder Litigation related to or arising out of a Company Acquisition Proposal or a SPAC Acquisition Proposal, (a) the Company and, prior to the Initial Closing, PubCo shall give SPAC a reasonable opportunity to participate in the defense or settlement of any such Stockholder Litigation (and consider in good faith the suggestions of SPAC in connection therewith) brought against the Company or PubCo, any of their respective Subsidiaries or any of their respective directors or officers and no such settlement shall be agreed to without the SPAC’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (b) SPAC shall give the Company a reasonable opportunity to participate in the defense or settlement of any such Stockholder Litigation (and consider in good faith the suggestions of the Company in connection therewith) brought against SPAC, any of its Subsidiaries or any of its directors or officers, and no such settlement shall be agreed to without the Company’s prior consent (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 8.6.          Permitted Equity Financing. During the Interim Period, SPAC and PubCo may execute Permitted Equity Subscription Agreements that would constitute a Permitted Equity Financing; provided that unless otherwise agreed by SPAC and the Company in writing, (i) each Permitted Equity Subscription Agreement shall be in substantially the same form as the PIPE Subscription Agreements, (ii) no such Permitted Equity Subscription Agreement shall provide for a purchase price of PubCo Class A Ordinary Shares at a price per share of less than $10.00 (including any discounts, rebates, equity kickers or promote), and (iii) no such Permitted Equity Subscription Agreement shall provide for the issuance of any Equity Securities of PubCo other than PubCo Class A Ordinary Shares, including PubCo Warrants. Each of SPAC and PubCo shall use its commercially reasonable efforts to cooperate with each other in connection with the arrangement of any Permitted Equity Financing as may be reasonably requested by each other.

Section 8.7.          Private Placement. Unless otherwise consented in writing by each of the Company and SPAC (which consent shall not be unreasonably withheld, conditioned or delayed), PubCo and SPAC shall not permit any amendment or modification to be made to, any waiver (in whole or in part) or provide consent to (including consent to termination), any provision or remedy under, or any replacements of, any of the Subscription Agreements. Each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by the Subscription Agreements on the terms and conditions described therein, including maintaining in effect the Subscription Agreements and to: (a) satisfy on a timely basis all conditions and covenants applicable to it in the Subscription Agreements and otherwise comply with its obligations thereunder, (b) without limiting the rights of any party to enforce certain of such Subscription Agreements in the event that all conditions in the Subscription Agreements (other than conditions that the Company, SPAC, PubCo or any of its Affiliates control the satisfaction of and other than those conditions that by their nature are to be satisfied at the closings under the Subscription Agreements) have been satisfied, consummate the transactions contemplated by the Subscription Agreements at or prior to the Acquisition Closing; (c) confer with each other regarding timing of the expected closings under the Subscription Agreements; and (d) deliver notices to the applicable counterparties to the Subscription Agreements sufficiently in advance of the Acquisition Closing to cause them to fund their obligations as far in advance of the Acquisition Closing as permitted by the Subscription Agreements. Without limiting the generality of the foregoing, the Company, SPAC or PubCo, as applicable, shall each give the other parties prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Subscription Agreement known to the Company, SPAC or PubCo, as applicable; (B) of the receipt of any notice or other communication from any party to any Subscription Agreement by the Company, SPAC or PubCo, as applicable, with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, material breach, material default, termination or repudiation by any party to any Subscription Agreement or any provisions of any Subscription Agreement; and (C) if the Company, SPAC or PubCo, as applicable, do not expect PubCo to receive, all or any portion of the Investment Amount on the terms, in the manner or from the Investors as contemplated by the Subscription Agreements. The Company, SPAC and PubCo shall take all actions required under the Subscription Agreements with respect to the timely book-entry or issuance and delivery of any physical certificates evidencing the PubCo Ordinary Shares and (in the case of the Amended Forward Purchase Agreements) PubCo Warrants as and when required under any such Subscription Agreements. Each of the parties shall use its reasonable efforts to, and shall instruct its financial advisors to, keep the other parties and the other parties’ financial advisors reasonably informed with respect to the Private Placement during such period, including by (i) providing regular updates and (ii) consulting and cooperating with, and considering in good faith any feedback from, the other parties or the other parties’ financial advisors with respect to the Private Placement.

Article IX

CONDITIONS TO OBLIGATIONS

Section 9.1.          Conditions to Obligations of SPAC, the Acquisition Entities and the Company. The obligations of SPAC and the Acquisition Entities to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing, and the obligations of the Company and the Acquisition Entities to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing, are each subject to the satisfaction of the following conditions, any one or more of which may be waived (if legally permitted) in writing by the party or parties whose obligations are conditioned thereupon:

(a)           The SPAC Shareholders’ Approval and the Company Shareholders’ Approval shall have been obtained;

(b)          The Proxy/Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Proxy/Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn;

(c)          (i) PubCo’s initial listing application with Nasdaq in connection with the Transactions shall have been conditionally approved and, immediately following the Acquisition Closing, PubCo shall satisfy any applicable initial and continuing listing requirements of Nasdaq and PubCo shall not have received any notice of non-compliance therewith, and (ii) the PubCo Class A Ordinary Shares and PubCo Warrants to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject to official notice of issuance;

(d)               After deducting the SPAC Shareholder Redemption Amount, SPAC shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act);

(e)               No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Governmental Order that is then in effect and which has the effect of making the Initial Closing or the Acquisition Closing illegal or which otherwise prevents or prohibits consummation of the Initial Closing or the Acquisition Closing (any of the foregoing, a “restraint”), other than any such restraint that is immaterial.

Section 9.2.          Conditions to Obligations of SPAC at Initial Closing. The obligations of SPAC to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions as of the Initial Closing Date, any one or more of which may be waived in writing by SPAC:

(a)               The representations and warranties contained in Section 3.5 (Authorization), Section 5.4 (Authorization) and Section 3.10(b) (Absence of Changes) shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date. The representations and warranties contained in Section 3.1 (Organization, Good Standing and Qualification), Section 3.2 (Subsidiaries), Section 3.4 (Capitalization of Subsidiaries), Section 3.17 (Brokers), Section 5.1 (Organization, Good Standing, Corporate Power and Qualification), Section 5.8 (Brokers) and Section 5.10 (Business Activities) shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 3.3(a) (Capitalization and Voting Rights) and Section 5.2 (Capitalization and Voting Rights) (disregarding any qualifications and exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any such qualifications and exceptions) shall be true and correct in all material respects at and as of such date). Each of the other representations and warranties of the Company and the Acquisition Entities contained in this Agreement shall be true and correct as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies in or the failure of such representations and warranties to be true and correct that (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “Company Material Adverse Effect” or any similar qualification or exception, other than in Section 3.12(g) (Liabilities)) individually or in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect; and

(b)               Each of the covenants of the Company and the Acquisition Entities to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects.

Section 9.3.          Conditions to Obligations of the Acquisition Entities at Initial Closing. The obligations of the Acquisition Entities and the Company to consummate, or cause to be consummated, the Transactions to occur at the Initial Closing are subject to the satisfaction of the following additional conditions as of the Initial Closing Date, any one or more of which may be waived in writing by the Company:

(a)          The representations and warranties contained in Section 4.4 (Authorization) and Section 4.8(ii) (Absence of Changes) shall be true and correct in all respects as of the Initial Closing Date as if made at the Initial Closing Date. The representations and warranties contained in Section 4.1 (Organization, Good Standing, Corporate Power and Qualification), Section 4.3 (Corporate Structure; Subsidiaries), Section 4.10 (Brokers) and Section 4.15 (Business Activities) shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date). The representations and warranties contained in Section 4.2 (Capitalization and Voting Rights) (disregarding any qualifications and exceptions contained therein relating to materiality, “material” or “SPAC Material Adverse Effect” or any similar qualification or exception) shall be true and correct in all material respects as of the Initial Closing Date as if made at the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties (disregarding any such qualifications or exceptions) shall be true and correct in all material respects at and as of such date). Each of the other representations and warranties of SPAC contained in this Agreement shall be true and correct as of the Initial Closing Date (except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date) except for inaccuracies in or the failure of such representations and warranties to be true and correct that (disregarding any qualifications or exceptions contained therein relating to materiality, “material” or “SPAC Material Adverse Effect” or any similar qualification or exception, other than in Section 4.7(c) (Financial Statements)) individually or in the aggregate, has not had, and would not reasonably be expected to have a SPAC Material Adverse Effect;

(b)           Each of the covenants of SPAC to be performed as of or prior to the Initial Closing Date shall have been performed in all material respects; and

(c)          The Available Closing Cash Amount shall not be less than $200,000,000.

Section 9.4.          Conditions to Obligations of the Company at Acquisition Closing. The obligations of the Company to consummate, or cause to be consummated, the Transactions to occur at the Acquisition Closing shall be subject to the satisfaction of the additional condition that the Initial Merger Effective Time and the Initial Closing shall have occurred.

Section 9.5.          Frustration of Conditions. None of SPAC, the Acquisition Entities or the Company may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such party’s failure to comply in all material respects with its obligations under Section 8.3.

Article X

TERMINATION/EFFECTIVENESS

Section 10.1.      Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Initial Merger Effective Time:

(a)         by mutual written consent of the Company and SPAC;

(b)        by written notice from the Company or SPAC to the other if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions;

(c)         by written notice from the Company to SPAC if the SPAC Board or any committee thereof has withheld, withdrawn, qualified, amended or modified, or publicly proposed or resolved to withhold, withdraw, qualify, amend or modify, the SPAC Board Recommendation;

(d)        by written notice from the Company to SPAC if the SPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement;

(e)        by written notice from SPAC to the Company if the SPAC Shareholders’ Approval shall not have been obtained by reason of the failure to obtain the required vote at the SPAC Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement, which termination right shall not be exercisable by SPAC if SPAC has materially breached any of its obligations under Article VIII;

(f)         by written notice from SPAC to the Company if there is any breach of any representation, warranty, covenant or agreement on the part of the Company or any Acquisition Entity set forth in this Agreement, such that the conditions specified in Section 9.2 would not be satisfied at the relevant Closing Date (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company or such Acquisition Entity then, for a period of up to 30 days after receipt by the Company of written notice from SPAC of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within such 30-day period, provided that SPAC shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(g)        by written notice from the Company to SPAC if there is any breach of any representation, warranty, covenant or agreement on the part of SPAC set forth in this Agreement, such that the conditions specified in Section 9.3 or Section 9.4 would not be satisfied at the relevant Closing Date (a “Terminating SPAC Breach”), except that if any such Terminating SPAC Breach is curable by SPAC then, for a period of up to 30 days after receipt by SPAC of written notice from the Company of such breach, such termination shall not be effective, and such termination shall become effective only if the Terminating SPAC Breach is not cured within such 30-day period, provided that Company shall not have the right to terminate this Agreement pursuant to this Section 10.1(g) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(h)        by written notice from SPAC to the Company if the Required Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Company Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof taken in accordance with this Agreement;

(i)          by written notice from SPAC to the Company if any shareholder of Merger Sub 1 or Merger Sub 2 revokes the Merger Sub 1 Written Resolution or the Merger Sub 2 Written Resolution; or

(j)         by written notice from SPAC or the Company to the other, if the transactions contemplated by this Agreement shall not have been consummated on or prior to the 270th day after the date hereof (and if such 270th day shall not be a Business Day, then the next following Business Day); provided that the right to terminate this Agreement pursuant to this Section 10.1(j) will not be available to any party whose breach of any provision of this Agreement primarily caused or resulted in the failure of the transactions to be consummated by such time.

Section 10.2.      Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors or shareholders, other than liability of the Company, SPAC or any Acquisition Entity, as the case may be, for actual fraud or for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2, Section 8.1(c), the last sentence of Section 8.2(a)(i), Article XI and the NDA shall survive any termination of this Agreement.

Article XI

MISCELLANEOUS

Section 11.1.      Trust Account Waiver. Notwithstanding anything to the contrary set forth in this Agreement, the Company and each Acquisition Entity acknowledges that it has read the publicly filed final prospectus of SPAC, filed with the SEC on May 17, 2021 (File No. 333-254660), including the Trust Agreement, and understands that SPAC has established the trust account described therein (the “Trust Account”) for the benefit of SPAC’s public shareholders and that disbursements from the Trust Account are available only in the limited circumstances set forth therein. The Company and each Acquisition Entity further acknowledges and agrees that SPAC’s sole assets consist of the cash proceeds of SPAC’s initial public offering (the “IPO”) and private placements of its securities occurring simultaneously with the IPO, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public shareholders. Accordingly, the Company (on behalf of itself and its Affiliates) and each Acquisition Entity hereby waives any past, present or future claim of any kind arising out of this Agreement against, and any right to access, the Trust Account, any trustee of the Trust Account or SPAC, to collect from the Trust Account any monies that may be owed to them by SPAC or any of its Affiliates for any reason whatsoever, and will not seek recourse against the Trust Account at any time for any reason whatsoever, including for any knowing and intentional breach by any of the parties to this Agreement of any of its representations or warranties as set forth in this Agreement, or such party’s material breach of any of its covenants or other agreements set forth in this Agreement, which material breach constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would cause a material breach of this Agreement. This Section 11.1 shall survive the termination of this Agreement for any reason.

Section 11.2.      Waiver. Any party to this Agreement may, at any time prior to the Acquisition Closing, by action taken by its board of directors or officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3.      Notices. All general notices, demands or other communications required or permitted to be given or made hereunder shall be in writing and delivered personally or sent by courier or sent by registered post or sent by electronic mail to the intended recipient thereof at its address or at its email address set out below (or to such other address or email address as a party may from time to time notify the other parties). Any such notice, demand or communication shall be deemed to have been duly served (a) if given personally or sent by courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt), and (d) if sent by registered post, five days after posting. The initial addresses and email addresses of the parties for the purpose of this Agreement are:

(a)           If to SPAC, to:

Artisan Acquisition Corp.

Room 1111, New World Tower 1

18 Queen’s Road, Central, Hong Kong

Attention: Ben Cheng

Email: Redact

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jesse Sheley; Joseph Raymond Casey; Ram Narayan

E-mail: jesse.sheley@kirkland.com; joseph.casey@kirkland.com; ram.narayan@kirkland.com

(b)          If to any Acquisition Entity, to:

c/o Prenetics Group Limited
Address: c/o Prenetics Limited, 7th Floor, Prosperity Millennia Plaza, 663 King’s Road, North Point, Hong Kong
Attention: Danny Yeung, Chief Executive Officer; Stephen Lo, Chief Financial Officer

E-mail: Redact

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong
Email: jonathan.stone@skadden.com
Attention: Jonathan B. Stone

and

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Email: peter.huang@skadden.com
Attention: Peter X. Huang

(c)          If to the Company, to:

Prenetics Group Limited
Address: c/o Prenetics Limited, 7th Floor, Prosperity Millennia Plaza, 663 King’s Road, North Point, Hong Kong
Attention: Danny Yeung, Chief Executive Officer; Stephen Lo, Chief Financial Officer

E-mail: Redact

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong
Email: jonathan.stone@skadden.com
Attention: Jonathan B. Stone

and

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Email: peter.huang@skadden.com
Attention: Peter X. Huang

Section 11.4.      Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties hereto and any such transfer without prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

Section 11.5.      Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to (a) confer upon or give any Person (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company or any of its Subsidiaries, or any participant in any Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), other than the parties hereto, any right or remedies under or by reason of this Agreement, (b) establish, amend or modify any employee benefit plan, program, policy, agreement or arrangement or (c) limit the right of SPAC, the Company, any Acquisition Entity or their respective Affiliates to amend, terminate or otherwise modify any Benefit Plan or other employee benefit plan, policy, agreement or other arrangement following the Acquisition Closing; provided, however, that (i) the D&O Indemnified Parties (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 6.4, (ii) the Non-Recourse Parties (and their respective successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.17, and (iii) the SPAC Director is an intended third party beneficiary of, and may enforce after the Initial Closing and prior to the Acquisition Closing, the rights of SPAC under Section 2.3 and this Section 11.5(iii) and all other rights expressly described in this Agreement as being rights of SPAC.

Section 11.6.      Expenses. Except as set forth in Sections 8.1(c) and Section 8.2(a)(i), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisers and accountants; provided, however, that if the Acquisition Closing shall occur, the Surviving Company shall pay or cause to be paid (i) Transfer Taxes and (ii) in accordance with Section 2.4(b), the SPAC Transaction Expenses and the Company Transaction Expenses.

Section 11.7.      Governing Law. This Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of laws that would otherwise require the application of the law of any other state (provided that the fiduciary duties of the Company Board and the SPAC Board, the Initial Merger and the Acquisition Merger and any exercise of appraisal and dissenters’ rights under the laws of the Cayman Islands with respect to the Initial Merger or Acquisition Merger, shall in each case be governed by the laws of the Cayman Islands).

Section 11.8.      Consent to Jurisdiction. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE, OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE) SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 11.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 11.8.

Section 11.9.      Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document, but all of which together shall constitute one and the same instrument. Copies of executed counterparts of this Agreement transmitted by electronic transmission (including by email or in .pdf format) or facsimile as well as electronically or digitally executed counterparts (such as DocuSign) shall have the same legal effect as original signatures and shall be considered original executed counterparts of this Agreement.

Section 11.10.  Disclosure Letters. The Disclosure Letters (including, in each case, any section thereof) referenced in this Agreement are a part of this Agreement as if fully set forth herein. All references in this Agreement to the Disclosure Letters (including, in each case, any section thereof) shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of the applicable Disclosure Letter to which it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality or that the facts underlying such information constitute a Company Material Adverse Effect or a SPAC Material Adverse Effect, as applicable.

Section 11.11.  Entire Agreement. This Agreement (together with the Disclosure Letters), the NDA and the other Transaction Documents constitute the entire agreement among the parties to this Agreement relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the Transactions (including the Summary of Certain Proposed Terms and Conditions between SPAC and the Company, dated as of June 21, 2021). No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between such parties except as expressly set forth in the Transaction Documents.

Section 11.12.  Amendments. This Agreement may be amended or modified in whole or in part prior to the Initial Merger Effective Time, only by a duly authorized agreement in writing in the same manner as this Agreement, which makes reference to this Agreement and which shall be executed by the Company, SPAC and the Acquisition Entities; provided, however, that after the Company Shareholder Approval or the SPAC Shareholders’ Approval has been obtained, there shall be no amendment or waiver that by applicable Law requires further approval by the shareholders of the Company or the shareholders of SPAC, respectively, without such approval having been obtained.

Section 11.13.  Publicity.

(a)               All press releases or other public communications relating to the Transactions, and the method of the release for publication thereof, shall prior to the Acquisition Closing, be subject to the prior mutual approval of SPAC and the Company; provided, that no such party shall be required to obtain consent pursuant to this Section 11.13(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.13(a).

(b)               The restriction in Section 11.13(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall, to the extent practicable, use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing.

Section 11.14.  Confidentiality. The existence and terms of this Agreement are confidential and may not be disclosed by either party hereto, their respective Affiliates or any Representatives of any of the foregoing, and shall at all times be considered and treated as “Confidential Information” as such term is defined in the NDA. Notwithstanding anything to the contrary contained in the preceding sentence or in the NDA, each party shall be permitted to disclose Confidential Information, including the Transaction Documents, the fact that the Transaction Documents have been signed and the status and terms of the Transactions to its existing or potential Affiliates, joint ventures, joint venture partners, shareholders, lenders, underwriters, financing sources and any Governmental Authority (including Nasdaq), and to the extent required, in regulatory filings, and their respective Representatives; provided that such parties entered into customary confidentiality agreements or are otherwise bound by fiduciary or other duties to keep such information confidential.

Section 11.15.  Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

Section 11.16.  Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waiver any requirement for the securing or posting of any bond in connection therewith.

Section 11.17.  Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. Except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party to this Agreement or any other Transaction Document), (i) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any party hereto and (ii) no past, present or future director, officer, employee, incorporator, member, partner, shareholder, stockholder, Affiliate, agent, attorney, advisor or other Representative of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, any Acquisition Entity or SPAC under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions (each of the Persons identified in the foregoing sub-clauses (a) or (b), a “Non-Recourse Party”, and collectively, the “Non-Recourse Parties”).

Section 11.18.  Non-Survival of Representations, Warranties and Covenants. Except as otherwise contemplated by Section 10.2, the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate (including confirmations therein), statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Acquisition Closing and shall terminate and expire upon the occurrence of the Acquisition Closing (and there shall be no liability after the Acquisition Closing in respect thereof), except for (a) those covenants and agreements contained in this Agreement that by their terms expressly apply in whole or in part after the Acquisition Closing, and then only with respect to any breaches occurring after the Acquisition Closing and (b) this Article XI.

Section 11.19.  Conflicts and Privilege.

(a)               The Company, SPAC and the Acquisition Entities, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the Sponsor, the shareholders or holders of other equity interests of SPAC or the Sponsor or any of their respective directors, members, partners, officers, employees or Affiliates (other than PubCo or the Surviving Corporation) (collectively, the “ACE Group”), on the one hand, and (y) PubCo, the Surviving Corporation or any member of the 10P Group, on the other hand, any legal counsel, including Kirkland & Ellis LLP (“K&E”) and Appleby, that represented SPAC or the Sponsor prior to the Acquisition Closing may represent the Sponsor or any other member of the ACE Group, in such dispute even though the interests of such Persons may be directly adverse to PubCo, the Surviving Company or the Surviving Corporation, and even though such counsel may have represented SPAC in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo, the Surviving Company, the Surviving Corporation or the Sponsor. The Company, SPAC and the Acquisition Entities, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among SPAC, the Sponsor or any other member of the ACE Group, on the one hand, and K&E or Appleby, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the ACE Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by PubCo or the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Acquisition Closing with SPAC or the Sponsor under a common interest agreement shall remain the privileged communications or information of PubCo and the Surviving Corporation.

(b)               The Company, SPAC and the Acquisition Entities, on behalf of their respective successors and assigns, hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Acquisition Closing between or among (x) the shareholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than PubCo or the Surviving Corporation) (collectively, the “10P Group”), on the one hand, and (y) the Surviving Corporation or any member of the ACE Group, on the other hand, any legal counsel, including Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) and Mourant that represented the Company prior to the Acquisition Closing may represent any member of the 10P Group in such dispute even though the interests of such Persons may be directly adverse to PubCo and the Surviving Corporation, and even though such counsel may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for PubCo and the Surviving Corporation. The Company, SPAC and the Acquisition Entities, on behalf of their respective successors and assigns (including, after the Acquisition Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Acquisition Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Transaction Documents or the transactions contemplated hereby or thereby) between or among the Company or any member of the 10P Group, on the one hand, and Skadden or Mourant, on the other hand, the attorney/client privilege and the expectation of client confidence shall survive the Mergers and belong to the 10P Group after the Acquisition Closing, and shall not pass to or be claimed or controlled by PubCo or the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by SPAC or Sponsor prior to the Acquisition Closing with the Company under a common interest agreement shall remain the privileged communications or information of PubCo or the Surviving Corporation.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

SPAC:

Artisan Acquisition Corp.

By:	/s/ Danny Yeung
Name: Danny Yeung
Title: Director

[Signature Page to Business Combination Agreement]

MERGER SUB 1:

AAC Merger Limited

By:	/s/ Danny Yeung
Name: Danny Yeung
Title: Director

MERGER SUB 2:

PGL Merger Limited

By:	/s/ Danny Yeung
Name: Danny Yeung
Title: Director

PUBCO:

Prenetics Global Limited

By:	/s/ Danny Yeung
Name: Danny Yeung
Title: Director

[Signature Page to Business Combination Agreement]

COMPANY:

Prenetics Group Limited

By:	/s/ Cheng Yin Pan
Name: Cheng Yin Pan
Title: Cheif Executive Officer

[Signature Page to Business Combination Agreement]

Exhibit E

Form of Plan of Acquisition Merger

PGL Merger Limited (as the Merging Company) Prenetics Group Limited (as the Surviving Company) and Prenetics Global Limited (as PubCo)

PLAN OF MERGER

Date:

1

THIS PLAN OF MERGER (this Plan of Merger) is dated                between:

(1)	Prenetics Group Limited, an exempted company incorporated under the laws of the Cayman Islands with registered number 332845 having its registered office at the offices of Tricor Services (Cayman Islands) Limited, of Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman KY1-1103, Cayman Islands (the Company or the Surviving Company);

(2)	PGL Merger Limited, an exempted company incorporated under the laws of the Cayman Islands with registered number 378680 having its registered office at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands (the Merging Company); and

(3)	Prenetics Global Limited, an exempted company incorporated under the laws of the Cayman Islands with registered number 378682 having its registered office at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands (PubCo).

RECITALS

(A)	The Company and the Merging Company have agreed to merge on the terms and conditions contained in a Business Combination Agreement (the Business Combination Agreement) dated [●] between, among others, the Company, the Merging Company and PubCo in the form annexed at Schedule 1 to this Plan of Merger.

(B)	The board of directors of the Company have and the sole director of the Merging Company has approved a merger pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company (the Merger).

(C)	The Merger shall be upon the terms and subject to the conditions of (i) the Business Combination Agreement, (ii) this Plan of Merger and (iii) the provisions of Part XVI of the Companies Act (defined below).

(D)	The shareholders of the Company have and the sole shareholder of the Merging Company has authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(E)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement.

In this Plan of Merger:

Companies Act	means the Companies Act (2021 Revision) of the Cayman Islands;
Constituent Company	means each of the Company and the Merging Company;
Effective Date	means the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Companies Act unless the Constituent Companies shall deliver a notice to the Registrar signed by the directors of the Constituent Companies specifying a later date in accordance with section 234 of the Companies Act, in which case the Effective Date shall be such later date specified in such notice to the Registrar signed by the directors of the Constituent Companies;

2

Effective Time	means the time at which this Plan of Merger takes effect on the Effective Date in accordance with the Business Combination Agreement;
Registrar	means the Registrar of Companies in the Cayman Islands; and
Restated M&A	means the second amended and restated memorandum and articles of association of the Surviving Company in the form annexed at Schedule 2 to this Plan of Merger.

1.2	Interpretation

The following rules apply in this Plan of Merger unless the context requires otherwise:

(a)	Headings are for convenience only and do not affect interpretation.

(b)	The singular includes the plural and the converse.

(c)	A gender includes all genders.

(d)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e)	A reference to any agreement, deed or other document (or any provision of it), includes it as amended, varied, supplemented, extended, replaced, restated or transferred from time to time.

(f)	A reference to any legislation (or any provision of it) includes a modification or re-enactment of it, a legislative provision substituted for it and any regulation or statutory instrument issued under it.

1.3	Schedules

The Schedules form part of this Plan of Merger and shall have effect as if set out in full in the body of this Plan of Merger. Any reference to this Plan of Merger includes the Schedules.

2.	Plan of Merger

2.1	Company Details

(a)	The constituent companies (as defined in the Companies Act) to the Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall be renamed Prenetics Holding Company Limited on the Effective Date.

(c)	The registered office of the Company is at the offices of Tricor Services (Cayman Islands) Limited, of Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman KY1-1103, Cayman Islands. The registered office of the Merging Company is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. Following the Effective Time, the registered office of the Surviving Company will continue to be at the offices of Tricor Services (Cayman Islands) Limited, of Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman KY1-1103, Cayman Islands.

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(d)	Immediately prior to the Effective Time, the authorised share capital of the Company is US$50,000.00 divided into 500,000,000 shares with a par value of US$0.0001 each, comprised of 440,000,000 Ordinary Shares with a par value of US$0.0001 each, 10,000,000 Series A Preferred Shares with a par value of US$0.0001 each, 10,000,000 Series B Preferred Shares with a par value of US$0.0001 each, 20,000,000 Series C Preferred Shares with a par value of US$0.0001 each, 10,000,000 Series D Preferred Shares with a par value of US$0.0001 each and 10,000,000 Series E Preferred Shares with a par value of US$0.0001, of which 14,542,274 Ordinary Shares are issued, fully paid and outstanding, 4,154,726 Series A Preferred Shares are issued, fully paid and outstanding, 5,338,405 Series B Preferred Shares are issued, fully paid and outstanding, 10,532,116 Series C Preferred Shares are issued, fully paid and outstanding, 3,487,206 Series D Preferred Shares are issued, fully paid and outstanding and 1,650,913 Series E Preferred Shares are issued, fully paid and outstanding.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$50,000.00 divided into 50,000 shares of a par value of US$1.00 each, of which 1 share is issued, fully paid and outstanding.

(f)	At the Effective Time, the authorised share capital of the Surviving Company shall be US$50,000.00 divided into 50,000 ordinary shares of a par value of US$1.00 each, as set out in the Restated M&A.

2.2	Effective Date

It is intended that the Merger shall be effective at the Effective Time on the Effective Date.

2.3	Terms and Conditions of the Merger

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or other property as provided in section 233(5) of the Companies Act (including into PubCo Ordinary Shares), are set out in the Business Combination Agreement.

(b)	PubCo undertakes and agrees (it being acknowledged that PubCo will be the sole shareholder of the Surviving Company after the Merger) in consideration of the Merger to issue the Acquisition Merger Consideration (as defined in the Business Combination Agreement) in accordance with the terms of the Business Combination Agreement.

(c)	At the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company are set out in the Restated M&A.

2.4	Change of Company Name

On the Effective Date, the name of the Company shall be changed from Prenetics Group Limited to Prenetics Holding Company Limited.

2.5	Memorandum of Association and Articles of Association

On the Effective Date, the memorandum and articles of association of the Company shall be amended and restated by the deletion of the current memorandum and articles of association of the Company in their entirety and the substitution in their place of the Restated M&A, and at such date the authorised share capital of the Surviving Company shall be as set out therein.

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2.6	Property

At the Effective Time, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

2.7	Directors of the Surviving Company

At the Effective Time, the names and addresses of the directors of the Surviving Company shall be as follows:

Name	Address
Yeung, Danny Sheng Wu	Room 09, 8/F, Block C, Villa Lotto, 18 Broadwood Road, Happy Valley, Hong Kong
Cautherley George W.H.	Flat IB, Mountain Lodge, 44 Mount Kellett Road, The Peak, Hong Kong
Cui Zhanfeng	Ash Tree Farm, Faringdon Road, Cumnor, Oxford, 0X2 9QX, United Kingdom
Lee Chia-An	401, No. 5, Lane 308, Yushan Road, Pudong New Area, Shanghai, China
Lim Samuel Derk Shuen	5 Tai Hang Road, Apt G, Hong Kong
Tzang Chi Hung Lawrence	Flat G, 53/F, Tower 7, Sky Tower, 38 Sung Wong Toi Rd, ToKwaWan, Kowloon, Hong Kong

2.8	Directors' Benefits

No amounts or benefits will be paid or payable to any director of either of the Constituent Companies, in that capacity, consequent upon the Merger.

2.9	Secured Creditors

(a)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	Approval and Authorisation

3.1	This Plan of Merger has been approved by the board of directors of each of the Company and the Merging Company pursuant to section 233(3) of the Companies Act.

3.2	This Plan of Merger has been authorised by the shareholders of the Company pursuant to section 233(6) of the Companies Act.

3.3	This Plan of Merger has been authorised by special resolution of the sole shareholder of the Merging Company pursuant to section 233(6) of the Companies Act.

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4.	AMENDMENT and termination

4.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the directors of the Constituent Companies, to:

(a)	change the name of the Surviving Company;

(b)	change the Effective Date, provided that the new Effective Date shall not fall on a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger by the Registrar; or

(c)	to make any other change to the Plan of Merger required to give effect to any amendment to the Business Combination Agreement made in accordance with Section 11.12 of the Business Combination Agreement.

4.2	At any time prior to the Effective Date, this Plan of Merger may be terminated by the directors of the Constituent Companies, provided that such termination is in accordance with Article X of the Business Combination Agreement.

4.3	If this Plan of Merger is amended or terminated in accordance with this Clause after it has been filed with the Registrar but before it has become effective, the Constituent Companies shall file notice of the amendment or termination (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Companies Act and shall distribute copies of such notice in accordance with section 235(3) of the Companies Act.

5.	Counterparts

This Plan of Merger may be executed in any number of counterparts (but shall not be effective until each party has executed at least one counterpart). This has the same effect as if the signatures on the counterparts were on a single copy of this Plan of Merger. Delivery of an executed counterpart of this Plan of Merger by e-mail (PDF) or facsimile shall be effective as delivery of a manually executed counterpart of this Plan of Merger.

6.	Governing Law

The laws of the Cayman Islands govern this Plan of Merger and its interpretation.

[The signature page follows]

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IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of PGL Merger Limited acting by:	) ) ) ) ) )	Name: Danny Sheng Wu YEUNG Position: Director
SIGNED for and on behalf of Prenetics Group Limited acting by:	) ) ) ) ) )	Name: Danny Sheng Wu YEUNG Position: Director
SIGNED for and on behalf of Prenetics Global Limited acting by:	) ) ) ) ) )	Name: Danny Sheng Wu YEUNG Position: Director

7

Schedule 1

Business Combination Agreement

8

Schedule 2

Second Amended and Restated Memorandum and Articles of Association of the Surviving Company

9

Exhibit F

Form of Plan of Initial Merger

AAC Merger Limited (as the Surviving Company) Artisan Acquisition Corp. (as the Merging Company) and Prenetics Global Limited (as PubCo)

PLAN OF MERGER

Date:

1

THIS PLAN OF MERGER (this Plan of Merger) is dated                  between:

(1)	AAC Merger Limited, an exempted company incorporated under the laws of the Cayman Islands with registered number 378679 having its registered office at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands (the Company or the Surviving Company);

(2)	Artisan Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands with registered number 371047 having its registered office at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106 (the Merging Company); and

(3)	Prenetics Global Limited, an exempted company incorporated under the laws of the Cayman Islands with registered number 378682 having its registered office at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands (PubCo).

RECITALS

(A)	The Company and the Merging Company have agreed to merge on the terms and conditions contained in a Business Combination Agreement (the Business Combination Agreement) dated [●] between, among others, the Company, the Merging Company and PubCo in the form annexed at Schedule 1 to this Plan of Merger.

(B)	The sole director of the Company has and the board of directors of the Merging Company have approved a merger pursuant to which the Merging Company will merge with and into the Company and cease to exist, with the Surviving Company continuing as the surviving company (the Merger).

(C)	The Merger shall be upon the terms and subject to the conditions of (i) the Business Combination Agreement, (ii) this Plan of Merger and (iii) the provisions of Part XVI of the Companies Act (defined below).

(D)	The sole shareholder of the Company has and the shareholders of the Merging Company have authorised this Plan of Merger on the terms and subject to the conditions set forth herein and otherwise in accordance with the Companies Act.

(E)	Each of the Company and the Merging Company wishes to enter into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act.

IT IS AGREED as follows:

1.	Definitions and Interpretation

1.1	Definitions

Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement.

In this Plan of Merger:

Companies Act	means the Companies Act (2021 Revision) of the Cayman Islands;
Constituent Company	means each of the Company and the Merging Company;
Effective Date	means the date on which this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Companies Act unless the Constituent Companies shall deliver a notice to the Registrar signed by the directors of the Constituent Companies specifying a later date in accordance with section 234 of the Companies Act, in which case the Effective Date shall be such later date specified in such notice to the Registrar signed by the directors of the Constituent Companies;

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Effective Time	means the time at which this Plan of Merger takes effect on the Effective Date in accordance with the Business Combination Agreement;
Registrar	means the Registrar of Companies in the Cayman Islands; and
Restated M&A	means the amended and restated memorandum and articles of association of the Surviving Company in the form annexed at Schedule 2 to this Plan of Merger.

1.2	Interpretation

The following rules apply in this Plan of Merger unless the context requires otherwise:

(a)	Headings are for convenience only and do not affect interpretation.

(b)	The singular includes the plural and the converse.

(c)	A gender includes all genders.

(d)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(e)	A reference to any agreement, deed or other document (or any provision of it), includes it as amended, varied, supplemented, extended, replaced, restated or transferred from time to time.

(f)	A reference to any legislation (or any provision of it) includes a modification or re-enactment of it, a legislative provision substituted for it and any regulation or statutory instrument issued under it.

1.3	Schedules

The Schedules form part of this Plan of Merger and shall have effect as if set out in full in the body of this Plan of Merger. Any reference to this Plan of Merger includes the Schedules.

2.	Plan of Merger

2.1	Company Details

(a)	The constituent companies (as defined in the Companies Act) to the Merger are the Company and the Merging Company.

(b)	The surviving company (as defined in the Companies Act) is the Surviving Company, which shall continue to be named AAC Merger Limited.

(c)	The registered office of the Company is at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands. The registered office of the Merging Company is at the offices of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, Grand Cayman, Cayman Islands, KY1-1106. Following the Effective Time, the registered office of the Surviving Company will continue to be at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands.

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(d)	Immediately prior to the Effective Time, the authorised share capital of the Company is US$50,000.00 divided into 50,000 shares of a par value of US$1.00 each, of which 1 share is issued, fully paid and outstanding.

(e)	Immediately prior to the Effective Time, the authorised share capital of the Merging Company is US$33,300.00 divided into 300,000,000 Class A ordinary shares of a par value of US$0.0001 each (the Merging Company Class A Ordinary Shares), 30,000,000 Class B ordinary shares of a par value of US$0.0001 each (Merging Company Class B Ordinary Shares, together with Merging Company Class A Ordinary Shares, the Merging Company Ordinary Shares) and 3,000,000 preference shares of a par value of US$0.0001 each (Merging Company Preference Shares, together with the Merging Company Ordinary Shares, the Merging Company Shares), of which 33,934,235 Merging Company Class A Ordinary Shares are issued, fully paid and outstanding, 9,983,558.75 Merging Company Class B Ordinary Shares are issued, fully paid and outstanding, and no Merging Company Preference Shares are issued and outstanding.

(f)	At the Effective Time, the authorised share capital of the Surviving Company shall be US$50,000.00 divided into 50,000 ordinary shares of a par value of US$1.00 each.

2.2	Effective Date

It is intended that the Merger shall be effective at the Effective Time on the Effective Date.

2.3	Terms and Conditions of the Merger

(a)	The terms and conditions of the Merger, including the manner and basis of converting shares in each Constituent Company into shares in the Surviving Company or other property as provided in section 233(5) of the Companies Act (including into PubCo Ordinary Shares), are set out in the Business Combination Agreement.

(b)	PubCo undertakes and agrees (it being acknowledged that PubCo will be the sole shareholder of the Surviving Company after the Merger) in consideration of the Merger to issue the Initial Merger Consideration (as defined in the Business Combination Agreement) in accordance with the terms of the Business Combination Agreement.

(c)	At the Effective Time, the rights and restrictions attaching to the shares in the Surviving Company are set out in the Restated M&A.

2.4	Memorandum of Association and Articles of Association

On the Effective Date, the memorandum and articles of association of the Company shall be amended and restated by the deletion of the current memorandum and articles of association of the Company in their entirety and the substitution in their place of the Restated M&A.

2.5	Property

At the Effective Time, the rights, the property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

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2.6	Directors of the Surviving Company

At the Effective Time, the names and addresses of the directors of the Surviving Company shall be as follows:

Name	Address
Danny Sheng Wu YEUNG	RM 09 8/F BLK C, Villa Lotto, 18 Broadwood Road, Happy Valley, Hong Kong
Yin Pan Cheng	Flat G, 52/F, Block 1, The Merton, 38 New Praya, Kennedy Town, Hong Kong

2.7	Directors' Benefits

No amounts or benefits will be paid or payable to any director of either of the Constituent Companies, in that capacity, consequent upon the Merger.

2.8	Secured Creditors

(a)	The Surviving Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)	The Merging Company has no secured creditors and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

3.	Approval and Authorisation

3.1	This Plan of Merger has been approved by the board of directors of each of the Company and the Merging Company pursuant to section 233(3) of the Companies Act.

3.2	This Plan of Merger has been authorised by special resolution of the sole shareholder of the Company pursuant to section 233(6) of the Companies Act.

3.3	This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Companies Act by way of resolutions passed at an extraordinary general meeting of the Merging Company.

4.	AMENDMENT and termination

4.1	At any time prior to the Effective Date, this Plan of Merger may be amended by the directors of the Constituent Companies, to:

(a)	change the name of the Surviving Company;

(b)	change the Effective Date, provided that the new Effective Date shall not be a date later than the ninetieth (90th) day after the date of registration of this Plan of Merger by the Registrar; or

(c)	to make any other change to the Plan of Merger required to give effect to any amendment to the Business Combination Agreement made in accordance with Section 11.12 of the Business Combination Agreement.

4.2	At any time prior to the Effective Date, this Plan of Merger may be terminated by the directors of the Constituent Companies, provided that such termination is in accordance with Article X of the Business Combination Agreement.

4.3	If this Plan of Merger is amended or terminated in accordance with this Clause after it has been filed with the Registrar but before it has become effective, the Constituent Companies shall file notice of the amendment or termination (as applicable) with the Registrar in accordance with sections 235(2) and 235(4) of the Companies Act and shall distribute copies of such notice in accordance with section 235(3) of the Companies Act.

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5.	Counterparts

This Plan of Merger may be executed in any number of counterparts (but shall not be effective until each party has executed at least one counterpart). This has the same effect as if the signatures on the counterparts were on a single copy of this Plan of Merger. Delivery of an executed counterpart of this Plan of Merger by e-mail (PDF) or facsimile shall be effective as delivery of a manually executed counterpart of this Plan of Merger.

6.	Governing Law

The laws of the Cayman Islands govern this Plan of Merger and its interpretation.

[The signature page follows]

6

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED	)
for and on behalf of	)
AAC Merger Limited acting by:	)
	)	Name: Danny Sheng Wu YEUNG
)
	)	Position: Director

SIGNED	)
for and on behalf of	)
Artisan Acquisition Corp. acting by:	)
	)	Name: Yin Pan CHENG
)
	)	Position: Director

SIGNED	)
for and on behalf of	)
Prenetics Global Limited acting by:	)
	)	Name: Danny Sheng Wu YEUNG
)
	)	Position: Director

7

Schedule 1

Business Combination Agreement

8

Schedule 2

Amended and Restated Memorandum and Articles of Association of the Surviving
Company

9

Exhibit G

Form of A&R Articles of the Surviving Company

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

AAC MERGER LIMITED

(adopted by a special resolution passed on [●] 2021 and effective on [●])

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

AAC MERGER LIMITED

(adopted by a special resolution passed on [●] 2021 and effective on [●])

1.	The name of the Company is AAC Merger Limited.

2.	The registered office of the Company will be at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended) or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended), or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

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6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member's shares.

8.	The authorised share capital of the Company is US$50,000.00 divided into 50,000 Shares of US$1.00 par value each, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act (as amended) and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.	Capitalised terms that are not defined in this Memorandum bear the meanings given to those terms in the Articles.

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COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

AAC MERGER LIMITED

(adopted by a special resolution passed on [●] 2021 and effective on [●])

i

ii

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

AAC MERGER LIMITED

(adopted by a special resolution passed on [●] 2021 and effective on[●])

TABLE A

1.	In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION

2.	In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Acquisition Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;
Articles	these Articles of Association of the Company, as amended from time to time by Special Resolution;
Auditors	the auditor or auditors for the time being of the Company;
Board of Directors	the Directors assembled as a board;
Business Combination Agreement	that certain Business Combination Agreement among the Company, Artisan Acquisition Corp., Prenetics Global Limited, PGL Merger Limited and Prenetics Group Limited dated September 15 2021 (as the same may be amended, restated or supplemented;
Companies Act	the Companies Act (as amended);
Company	the above-named company;

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Directors	the directors of the Company for the time being;
Electronic Record	has the same meaning as in the Electronic Transactions Act;
Electronic Transactions Act	the Electronic Transactions Act (as amended);
Indemnified Person	has the meaning given to it in Article 159;
Interim Period	has the meaning given to it in Article 102;
Memorandum	the Memorandum of Association of the Company, as amended and restated from time to time by Special Resolution;
Ordinary Resolution	a resolution passed by a simple majority of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, and includes a unanimous written resolution;
paid up	paid up as to the par value and any premium payable in respect of the issue of any Shares and includes credited as paid up;
person	any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having separate legal personality) or any of them as the context so requires;
Register of Members	the register of Shareholders to be kept pursuant to these Articles and the Companies Act;
Registered Office	the registered office of the Company for the time being;
Seal	the common seal of the Company including any duplicate seal;
Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
Share	a share in the capital of the Company of any class including a fraction of such share;
Shareholder	any person registered in the Register of Members as the holder of Shares of the Company;
Share Premium Account	the share premium account established in accordance with these Articles and the Companies Act;
signed	includes an electronic signature and a signature or representation of a signature affixed by mechanical means;
SPAC Director	has the meaning ascribed to such term in the Business Combination Agreement in the case of the initial SPAC Director appointed upon the effectiveness of these Articles and thereafter shall mean such person appointed from time to time in accordance with Article 102;

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Sponsor	Artisan LLC;
Special Resolution	has the same meaning as in the Companies Act, and includes a unanimous written resolution; and
Treasury Shares	Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

3.	In these Articles, unless there be something in the subject or context inconsistent with such construction:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing a gender shall include other genders;

(c)	words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(d)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(e)	the word "year" shall mean calendar year, the word "quarter" shall mean calendar quarter and the word "month" shall mean calendar month;

(f)	a reference to a "dollar" or "$" is a reference to the legal currency of the United States of America;

(g)	a reference to any enactment includes a reference to any modification or re-enactment thereof for the time being in force;

(h)	a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting;

(i)	Sections 8 and 19 of the Electronic Transactions Act shall not apply;

(j)	the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share; and

(k)	a reference to "written" or "in writing" includes a reference to all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

4.	Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.	The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

COMMENCEMENT OF BUSINESS

6.	The business of the Company may be commenced as soon after incorporation as the Board of Directors shall see fit.

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SITUATION OF REGISTERED OFFICE

7.	The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to the Registered Office, may establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

8.	The Directors may impose such restrictions as they think necessary on the offer and sale of any Shares.

9.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may issue, allot and dispose of or grant options over the same and issue warrants or similar instruments with respect thereto to such persons, on such terms, and with or without preferred, deferred or other rights and restrictions, whether in regard to dividend, voting, return of capital or otherwise, and otherwise in such manner as they may think fit. For such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

10.	Subject to the Companies Act, and without prejudice to any rights previously conferred on the holders of existing Shares, any share or fraction of a share in the Company's share capital may be issued either at a premium or at par, and with such preferred, deferred, other special rights, or restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Board of Directors may from time to time by resolution determine, and any share may be issued by the Directors on the terms that it is, or at the option of the Directors is liable, to be redeemed or purchased by the Company whether out of capital in whole or in part or otherwise. No Share may be issued at a discount except in accordance with the Companies Act.

11.	The Directors may in their absolute discretion refuse to accept any application for Shares and may accept any application in whole or in part.

12.	The Company may on any issue of Shares deduct any sales charge or subscription fee from the amount subscribed for the Shares.

13.	No person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share, or (except as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right thereto in the registered holder, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

14.	The Directors shall keep or cause to be kept a Register of Members as required by the Companies Act at such place or places as the Directors may from time to time determine. In the absence of any such determination, the Register of Members shall be kept at the Registered Office.

15.	The Directors in each year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Companies Act in respect of exempted companies and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

16.	The Company shall not issue Shares to bearer.

17.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the foregoing generality, voting and participation rights) and other attributes of a Share. If more than one fraction of a Share is issued to or acquired by the same Shareholder, such fractions shall be accumulated.

18.	The premium arising on all issues of Shares shall be held in the Share Premium Account established in accordance with these Articles.

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19.	Payment for Shares shall be made at such time and place and to such person on behalf of the Company as the Directors may from time to time determine. Payment for any Shares shall be made in such currency as the Directors may determine from time to time, provided that the Directors shall have the discretion to accept payment in any other currency or in kind or a combination of cash and in kind.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

20.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company and/or the Shareholder on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; and

(c)	make a payment in respect of the redemption or purchase of Shares in any manner authorised by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

21.	Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

22.	The redemption or purchase of any Share shall not be deemed to give rise to the redemption or purchase of any other Share.

23.	The Directors may when making payments in respect of a redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

24.	Subject to the Companies Act, the Company may accept the surrender for no consideration of any fully paid Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

TREASURY SHARES

25.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

26.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

27.	The Company shall be entered in the Register of Members as the holder of the Treasury Shares, provided that:

(a)	the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of Treasury Shares is permitted and Shares allotted as fully paid bonus shares in respect of Treasury Shares shall be treated as Treasury Shares.

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28.	Treasury Shares may be disposed of by the Company on any terms and conditions determined by the Directors.

MODIFICATION OF RIGHTS

29.	If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied or abrogated:

(a)	by, or with the approval of, the Directors without the consent of the holders of the Shares of that class if the Directors determine that the variation or abrogation is not materially adverse to the interests of those Shareholders; or

(b)	otherwise only with the consent in writing of the holders of at least two-thirds of the issued Shares of that class or with the sanction of a resolution passed by a majority of at least two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class (subject to any rights or restrictions attached to those Shares).

30.	The provisions of these Articles relating to general meetings shall apply, mutatis mutandis, to every class meeting of the holders of one class of Shares, except that the necessary quorum shall be one or more Shareholders holding or representing by proxy at least twenty (20) per cent in par value of the issued Shares of that class and that any holder of Shares of that class present in person or by proxy may demand a poll.

31.	For the purposes of Articles 29 and 30, the Directors may treat all classes of Shares, or any two classes of Shares, as forming a single class if they consider that each class would be affected in the same way by the proposal or proposals under consideration. In any other case, the Directors shall treat all classes of Shares, or any two classes of Shares, as separate classes.

32.	The rights of the holders of the Shares of any class shall not, where those Shares were issued with preferred or other rights, be deemed to be materially adversely varied or abrogated by the creation or issue of further Shares ranking equally with those Shares or the redemption or purchase of Shares of any other class by the Company (subject to any rights or restrictions attached to those Shares).

SHARE CERTIFICATES

33.	The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise.

34.	If a share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms if any, as to evidence and obligations to indemnify the Company as the Board of Directors may determine.

TRANSFER AND TRANSMISSION OF SHARES

35.	No transfer of Shares shall be permitted without the consent of the Directors, which may be withheld for any or no reason but may include any transfer which in the opinion of the Directors is not or may not be consistent with any representation or warranty that the transferor of the Shares may have given to the Company, may result in Shares being held by any person in breach of the laws of any country or government authority, or may subject the Company or Shareholders to adverse tax or regulatory consequences under the laws of any country.

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36.	All transfers of Shares shall be effected by an instrument of transfer in writing in any usual or common form in use in the Cayman Islands or in any other form approved by the Directors and need not be under seal.

37.	The instrument of transfer must be executed by or on behalf of the transferor. The instrument of transfer must be accompanied by such evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and the transferor is deemed to remain the holder until the transferee’s name is entered in the Register of Members in respect of the relevant Share. The instrument of transfer must be completed and signed in the exact name or names in which such Shares are registered, indicating any special capacity in which it is being signed with relevant details supplied to the Company.

38.	The Directors shall not recognise any transfer of Shares unless the instrument of transfer is deposited at the Registered Office or such other place as the Directors may reasonably require for the Shares to which it relates, together with such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

39.	The registration and transfer of Shares may be suspended at such times and for such periods as the Directors may from time to time determine.

40.	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

41.	In case of the death of a Shareholder, the survivors or survivor (where the deceased was a joint holder) and the executors or administrators of the deceased where the deceased was the sole or only surviving holder, shall be the only persons recognised by the Company as having title to the deceased's interest in the Shares, but nothing in this Article shall release the estate of the deceased holder whether sole or joint from any liability in respect of any Share solely or jointly held by the deceased.

42.	Any guardian of an infant Shareholder and any curator or other legal representative of a Shareholder under legal disability and any person entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon producing such evidence of title as the Directors may require, have the right either to be registered as the holder of the Share or to make such transfer thereof as the deceased or bankrupt Shareholder could have made, but the Directors shall in either case have the same right to refuse or suspend registration as they would have had in the case of a transfer of the Shares by the infant or by the deceased or bankrupt Shareholder before the death or bankruptcy or by the Shareholder under legal disability before such disability.

43.	A person so becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the Share, but such person shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Shareholder unless and until such person shall be registered as a Shareholder in respect of the Share, provided always that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the Share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold all dividends or other monies payable or other advantages due in respect of the Share until the requirements of the notice have been complied with.

LIEN

44.	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or the Shareholder's estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

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45.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

46.	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or the purchaser's nominee shall be registered as the holder of the Shares comprised in any such transfer, and the purchaser shall not be bound to see to the application of the purchase money, nor shall the purchaser's title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under these Articles.

47.	The net proceeds of such sale, after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

48.	Subject to the terms of the allotment the Directors may from time to time make calls upon the Shareholders in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Shareholder shall (subject to receiving at least fourteen (14) days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

49.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

50.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

51.	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

52.	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

53.	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

54.	The Directors may, if they think fit, receive an amount from any Shareholder willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by such Shareholder, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Shareholder paying such amount in advance.

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55.	No such amount paid in advance of calls shall entitle the Shareholder paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

56.	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

57.	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

58.	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

59.	A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by such person to the Company in respect of those Shares together with interest, but such person's liability shall cease if and when the Company shall have received payment in full of all monies due and payable by such person in respect of those Shares.

60.	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of any instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall such person's title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

61.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

ALTERATION OF SHARE CAPITAL

62.	The Company may from time to time by Ordinary Resolution increase its share capital by such sum to be divided into Shares of such amounts as the resolution shall prescribe.

63.	All new Shares shall be subject to the provisions of these Articles with reference to transfer, transmission and otherwise.

64.	Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)	cancel any paid-up share capital which is lost, or which is not represented by available assets; or

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(b)	pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum by reducing the amounts of its share capital and of its Shares accordingly.

65.	The Company may from time to time by Ordinary Resolution alter (without reducing) its share capital by:

(a)	consolidating and dividing all or any of its share capital into Shares of larger amount than its existing Shares;

(b)	sub-dividing its Shares, or any of them, into Shares of smaller amount than that fixed by the Memorandum so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived; or

(c)	cancelling any Shares which, at the date of the passing of the Ordinary Resolution, have not been taken, or agreed to be taken by any person, and diminishing the amount of its authorised share capital by the amount of the Shares so cancelled.

GENERAL MEETINGS

66.	The Directors may proceed to convene a general meeting whenever they think fit, including, without limitation, for the purposes of considering a liquidation of the Company, and they shall convene a general meeting on the requisition of the Shareholders holding at the date of the deposit of the requisition not less than one-half of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings.

67.	The requisition:

(a)	must be in writing and state the objects of the meeting;

(b)	must be signed by each requisitionist and deposited at the Registered Office; and

(c)	may consist of several documents in like form each signed by one or more requisitionists.

68.	If the Directors do not within five (5) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said five (5) days.

69.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are convened by the Directors. A general meeting may be convened in the Cayman Islands or at such other location, as the Directors think fit.

NOTICE OF GENERAL MEETINGS

70.	Five (5) calendar days' notice at least specifying the place, the day and the hour of any general meeting and the general nature of the business to be conducted at the general meeting, shall be given in the manner hereinafter mentioned to such persons as are under these Articles or the conditions of issue of the Shares held by them entitled to receive notices from the Company. If the Directors determine that prompt Shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the Directors consider reasonable.

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71.	A general meeting shall, notwithstanding that it is called by shorter notice than that specified in the preceding Article, be deemed to have been duly called with regard to the length of notice if it is so agreed by all the Shareholders entitled to attend and vote thereat.

72.	In every notice calling a general meeting, there shall appear with reasonable prominence a statement that a Shareholder entitled to attend and vote either (i) is entitled to appoint one or more proxies to attend such meeting and vote instead of such Shareholder and that a proxy need not also be a Shareholder or (ii) has appointed a proxy who, unless such appointment is revoked, will attend such meeting and vote on behalf of such Shareholder.

73.	The accidental omission to give notice to, or the non-receipt of notice by, any person entitled to receive notice shall not invalidate the proceedings at any general meeting.

PROCEEDINGS AT GENERAL MEETINGS

74.	No business shall be transacted at any general meeting unless a quorum is present. Save as otherwise provided in these Articles a quorum shall be the presence, in person or by proxy, of one or more persons holding at least twenty (20) per cent in par value of the issued Shares which confer the right to attend and vote thereat.

75.	Save as otherwise provided for in these Articles, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Shareholders present shall be a quorum.

76.	A person may, with the consent of the Directors, participate at a general meeting by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at such meeting.

77.	The Chairperson (if any) or, if absent, the Deputy Chairperson (if any) of the Board of Directors, or, failing them, some other Director nominated by the Directors shall preside as chairperson at every general meeting, but if at any meeting neither the Chairperson nor the Deputy Chairperson nor such other Director be present within fifteen (15) minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairperson of the meeting, the Directors present shall choose some Director present to be chairperson of the meeting or if no Directors be present, or if all the Directors present decline to take the chair, the Shareholders present shall choose some Shareholder present to be chairperson of the meeting.

78.	The chairperson of the meeting may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for fourteen (14) days or more, five (5) calendar days' notice at the least specifying the place, the day and the hour of the adjourned meeting shall be given as in the case of the original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

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79.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

80.	At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the chairperson of the meeting or any Shareholder or Shareholders present in person or by proxy.

81.	Unless a poll be so demanded, a declaration by the chairperson of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect made in the Company’s minute book containing the minutes of the proceedings of the meeting, shall be conclusive evidence of the fact without proof of the number or the proportion of the votes recorded in favour of or against such resolution.

82.	If a poll is duly demanded it shall be taken in such manner and at such place as the chairperson of the meeting may direct (including the use of a ballot or voting papers, or tickets) and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairperson of the meeting may, in the event of a poll, appoint scrutineers and may adjourn the meeting to some place and time fixed by the chairperson of the meeting for the purpose of declaring the result of the poll.

83.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands or at which the poll is taken, shall not be entitled to a second or casting vote.

84.	A poll demanded on the election of a chairperson of the meeting and a poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairperson of the meeting directs not being more than ten (10) days from the date of the meeting or adjourned meeting at which the poll was demanded.

85.	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

86.	A demand for a poll may be withdrawn and no notice need be given of a poll not taken immediately.

VOTES OF SHAREHOLDERS

87.	On a show of hands every holder of Shares present and entitled to vote thereon shall have one vote. On a poll every holder of Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each Share held by them.

88.	In the case of joint holders of a Share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the Shares.

89.	A Shareholder who has appointed special or general attorneys or a Shareholder who is subject to a disability may vote on a poll, by such Shareholder's attorney, committee, receiver, curator bonis or other person in the nature of a committee, receiver, or curator bonis appointed by a court and such attorney, committee, receiver, curator bonis or other person may on a poll vote by proxy; provided that such evidence as the Directors may require of the authority of the person claiming to vote shall, unless otherwise waived by the Directors, have been deposited at the Registered Office not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

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90.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

91.	On a poll votes may be given either personally or by proxy and a Shareholder entitled to more than one vote need not, if the Shareholder votes, use all their votes or cast all the votes the Shareholder uses in the same way.

92.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

93.	Any person (whether a Shareholder or not) may be appointed to act as a proxy. A Shareholder may appoint more than one proxy to attend on the same occasion.

94.	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Registered Office, or at such other place as is specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company, no later than the time appointed for holding the meeting or adjourned meeting; provided that the chairperson of the meeting may in the chairperson's discretion accept an instrument of proxy sent by fax, email or other electronic means.

95.	An instrument of proxy shall:

(a)	be in any common form or in such other form as the Directors may approve;

(b)	be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit; and

(c)	subject to its terms, be valid for any adjournment of the general meeting for which it is given.

96.	The Directors may at the expense of the Company send to the Shareholders instruments of proxy (with or without prepaid postage for their return) for use at any general meeting, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Shareholders entitled to be sent a notice of the meeting and to vote thereat by proxy.

97.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Registered Office before commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

98.	Anything which under these Articles a Shareholder may do by proxy that Shareholder may also do by a duly appointed attorney. The provisions of these Articles relating to proxies and instruments appointing proxies apply, mutatis mutandis, to any such attorney and the instrument appointing that attorney.

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99.	Any Shareholder which is a corporation or partnership may, by a resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting or meetings of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation or partnership as the corporation or partnership could exercise if it were a Shareholder who was an individual and such corporation or partnership shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present.

WRITTEN RESOLUTIONS OF SHAREHOLDERS

100.	A resolution (including a Special Resolution) in writing signed by all the Shareholders for the time being entitled to receive notice of, attend and vote at a general meeting (or, being entities, signed by their duly authorised representatives) shall be as valid and effective as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form each signed by one or more of the Shareholders.

DIRECTORS

101.	Subject to Article 102 and Article 103, unless otherwise determined by the Company by Ordinary Resolution, the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited. The first Director(s) shall be determined in writing by, or appointed by a resolution of, the subscriber(s) to the Memorandum.

102.	From the effectiveness of these Articles until the Acquisition Effective Time (the Interim Period), the Board of Directors shall include the SPAC Director. During the Interim Period, the SPAC Director shall be appointed by, and may only be removed by, notice in writing from the Sponsor to the Company at its Registered Office. If, following appointment to the Board of Directors, any SPAC Director resigns, is removed, or is unable to serve for any reason prior to the expiration of his or her term as a Director, then, during the Interim Period, the Sponsor shall be entitled to appoint another person as a replacement by notice in writing from the Sponsor to the Company at its Registered Office.

103.	From the Acquisition Effective Time, the Board of Directors shall consist of such Directors to be determined by Prenetics Group Limited by notice in writing to the Company at its Registered Office, with Prenetics Group Limited also being entitled to replace such Directors as determined by them by notice in writing to the Company at its Registered Office. From the Acquisition Effective Time, a vacancy on the Board of Directors by the resignation or removal of a Director is to be filled in accordance with this Article 103.

104.	A Director need not be a Shareholder but shall be entitled to receive notice of and attend all general meetings.

105.	Subject to these Articles (including Article 102 and Article 103), the Company may, by Ordinary Resolution, appoint any person to be a Director and may in like manner remove any Director and may appoint another person in the Director's stead. Subject to these Articles (including Article 102 and Article 103), without prejudice to the power of the Company by Ordinary Resolution to appoint a person to be a Director, the Board of Directors, so long as a quorum of Directors remains in office, shall have the power at any time and from time to time to appoint any person to be a Director so as to fill a casual vacancy, as an addition to the existing Board of Directors or otherwise.

106.	Each Director shall be entitled to such remuneration as approved by the Board of Directors and this may be in addition to such remuneration as may be payable under any other Article. Such remuneration shall be deemed to accrue from day to day. The Directors and the Secretary may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or in connection with the business of the Company. The Directors may, in addition to such remuneration as aforesaid, grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company.

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107.	Each Director shall have the power to nominate another Director or any other person to act as alternate Director in the Director's place at any meeting of the Directors at which the Director is unable to be present and at the Director's discretion to remove such alternate Director. On such appointment being made the alternate Director shall (except as regards the power to appoint an alternate Director) be subject in all respects to the terms and conditions existing with reference to the other Directors and each alternate Director, whilst acting in the place of an absent Director, shall exercise and discharge all the functions, powers and duties of the Director being represented. Any Director who is appointed as alternate Director shall be entitled at a meeting of the Directors to cast a vote on behalf of their appointor in addition to the vote to which such Director is entitled in their own capacity as a Director, and shall also be considered as two Directors for the purpose of making a quorum of Directors. Any person appointed as an alternate Director shall automatically vacate such office as an alternate Director if and when the Director by whom the alternate Director has been appointed vacates their office of Director. The remuneration of an alternate Director shall be payable out of the remuneration of the Director appointing such alternate Director and shall be agreed between them.

108.	Every instrument appointing an alternate Director shall be in such common form as the Directors may approve.

109.	The appointment and removal of an alternate Director shall take effect when lodged at the Registered Office or delivered at a meeting of the Directors.

110.	The office of a Director shall be vacated in any of the following events namely:

(a)	if the Director resigns their office by notice in writing signed by such Director and left at the Registered Office;

(b)	if the Director becomes bankrupt or makes any arrangement or composition with such Director's creditors generally;

(c)	if the Director dies or is found to be or becomes of unsound mind;

(d)	if the Director ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment;

(e)	subject to Article 102 and Article 103, if the Director is removed from office by notice addressed to such Director at their last known address and signed by all of the co-Directors (not being less than two in number);

(f)	subject to Article 102 and Article 103, if the Director is removed from office by Ordinary Resolution; or

(g)	if the Director is removed from office pursuant to any other provision of these Articles.

TRANSACTIONS WITH DIRECTORS

111.	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director on such terms as to tenure of office and otherwise as the Directors may determine.

112.	No Director or intending Director shall be disqualified by their office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established, but the nature of the Director's interest must be declared by such Director at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Directors held after such Director becomes so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Directors held after such Director becomes so interested.

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113.	In the absence of some other material interest than is indicated below, provided a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company declares (whether by specific or general notice) the nature of their interest at a meeting of the Directors that Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such Director may be interested therein and if such Director does so their vote shall be counted and such Director may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

114.	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the Director's own appointment.

115.	Any Director may act independently or through the Director's firm in a professional capacity for the Company, and the Director or the firm shall be entitled to remuneration for professional services as if the Director were not a Director, provided that nothing herein contained shall authorise a Director or the Director's firm to act as Auditor to the Company.

116.	Any Director may continue to be or become a director, managing director, manager or other officer or shareholder of any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by the Director as a director, managing director, manager or other officer or shareholder of any such other company. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors or other officers of such company, or voting or providing for the payment of remuneration to the directors, managing directors or other officers of such company).

POWERS OF DIRECTORS

117.	The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Companies Act or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles, to the Companies Act, and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

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118.	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory of the Company for such purposes and with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatory as the Directors may think fit, and may also authorise any such attorney or authorised signatory to sub-delegate all or any of the powers, authorities and discretions vested in such attorney or authorised signatory. The Directors may also appoint any person to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and on such conditions as they determine, including authority for the agent to delegate all or any of their powers.

119.	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments drawn by the Company, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

PROCEEDINGS OF DIRECTORS

120.	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions and matters arising at any meeting shall be determined by a majority of votes. Before the Acquisition Effective Time, in the case of an equality of votes, the Chairperson shall not have a second or casting vote and the resolution shall fail. From and after the Acquisition Effective Time, in the case of an equality of votes, the Chairperson shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

121.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

122.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless so fixed, shall be two, if there are two or more Directors, and shall be one if there is only one Director.

123.	The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up vacancies in their number, or of summoning general meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two Shareholders may summon a general meeting for the purpose of appointing Directors.

124.	The Directors may from time to time elect and remove a Chairperson and, if they think fit, a Deputy Chairperson and determine the period for which they respectively are to hold office. The Chairperson or, failing them, the Deputy Chairperson shall preside at all meetings of the Directors, but if there be no Chairperson or Deputy Chairperson, or if at any meeting the Chairperson or Deputy Chairperson be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairperson of the meeting.

125.	A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

126.	Without prejudice to the powers conferred by these Articles, the Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Directors. The Directors may, by power of attorney or otherwise, appoint any person to be an agent of the Company on such condition as the Directors may determine, provided that the delegation is not to the exclusion of their own powers.

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127.	The meetings and proceedings of any such committee consisting of two or more Directors shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under the preceding Article.

128.	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of the officer's appointment an officer may be removed by resolution of the Directors or Ordinary Resolution of the Shareholders.

129.	All acts done by any meeting of Directors, or of a committee of Directors or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

130.	The Directors shall cause minutes to be made of:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of Directors; and

(c)	all resolutions and proceedings of all meetings of the Company and of the Directors and of any committee of Directors.

Any such minutes, if purporting to be signed by the chairperson of the meeting at which the proceedings took place, or by the chairperson of the next succeeding meeting, shall, until the contrary be proved, be conclusive evidence of the proceedings.

WRITTEN RESOLUTIONS OF DIRECTORS

131.	A resolution in writing signed by all the Directors or all of the members of a committee of Directors for the time being entitled to receive notice of a meeting of the Directors (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointor) shall be as valid and effective as a resolution passed at a meeting of the Directors duly convened and held and may consist of several documents in the like form each signed by one or more of the Directors (or their alternates).

PRESUMPTION OF ASSENT

132.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the Director's dissent shall be entered in the minutes of the meeting or unless the Director shall file their written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

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BORROWING POWERS

133.	The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge its undertaking, property, and assets or any part thereof, and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of the Company or of any third party.

SECRETARY

134.	The Directors may appoint any person to be a Secretary who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors, provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

135.	No person shall be appointed or hold office as Secretary who is:

(a)	the sole Director;

(b)	a corporation the sole director of which is the sole Director; or

(c)	the sole director of a corporation which is the sole Director.

THE SEAL

136.	The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised by the Directors in that behalf. The Directors may keep for use outside the Cayman Islands a duplicate Seal. The Directors may from time to time as they see fit (subject to the provisions of these Articles relating to share certificates) determine the persons and the number of such persons in whose presence the Seal or the facsimile thereof shall be used, and until otherwise so determined the Seal or the duplicate thereof shall be affixed in the presence of any one Director or the Secretary, or of some other person duly authorised by the Directors.

Dividends, Distributions and Reserves

137.	Subject to the Companies Act, these Articles, and the special rights attaching to Shares of any class, the Directors may, in their absolute discretion, declare dividends and distributions on Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the Share Premium Account, or as otherwise permitted by the Companies Act.

138.	Except as otherwise provided by the rights attached to Shares, or as otherwise determined by the Directors, all dividends and distributions in respect of Shares shall be declared and paid according to the par value of the Shares that a Shareholder holds. If any Share is issued on terms providing that it shall rank for dividend or distribution as from a particular date, that Share shall rank for dividend or distribution accordingly.

139.	The Directors may deduct and withhold from any dividend or distribution otherwise payable to any Shareholder all sums of money (if any) then payable by the Shareholder to the Company on account of calls or otherwise or any monies which the Company is obliged by law to pay to any taxing or other authority.

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140.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures or securities of any other company or in any one or more of such ways and, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Shareholder upon the basis of the value so fixed in order to adjust the rights of all Shareholders and may vest any such specific assets in trustees as may seem expedient to the Directors.

141.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall (unless the Directors in their sole discretion otherwise determine) be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

142.	Any dividend or distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six (6) months from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Shareholder. Any dividend or distribution which remains unclaimed after a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

143.	No dividend or distribution shall bear interest against the Company.

SHARE PREMIUM ACCOUNT

144.	The Directors shall establish an account on the books and records of the Company to be called the Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

ACCOUNTS

145.	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

146.	The books of account shall be kept at the Registered Office or at such other place as the Directors think fit, and shall always be open to inspection by the Directors.

147.	The Board of Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Board of Directors or by resolution of the Shareholders.

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AUDIT

148.	The accounts relating to the Company's affairs shall be audited in such manner as may be determined from time to time by resolution of the Shareholders or failing any such determination, by the Board of Directors, or failing any determination as aforesaid, shall not be audited.

NOTICES

149.	Any notice or document may be served by the Company on any Shareholder:

(a)	personally;

(b)	by registered post or courier to that Shareholder's address as appearing in the Register of Members; or

(c)	by cable, telex, facsimile, e-mail or any other electronic means should the Directors deem it appropriate.

150.	In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

151.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

152.	Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any Director or officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid letter envelope or wrapper, addressed to the Company or to such Director or officer at the Registered Office.

153.	Where a notice or other document is sent by registered post, service of that notice or other document shall be deemed to be effected by properly addressing, pre-paying and posting an envelope containing it, and that notice or other document shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which it was posted. Where a notice or other document is sent by courier, service of that notice or other document shall be deemed to be effected by delivery of the notice or other document to a courier company, and that notice or other document shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which it was delivered to the courier company. Where a notice or other document is sent by cable, telex or facsimile, service of that notice or other document shall be deemed to be effected by properly addressing and sending it, and that notice or other document shall be deemed to have been received on the same day that it was transmitted. Where a notice or other document is sent by email, service of that notice or other document shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and that notice or other document shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

154.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in pursuance of these Articles shall notwithstanding that such Shareholder be then dead, insane, bankrupt or dissolved, and whether or not the Company has notice of such death, insanity, bankruptcy or dissolution, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless the Shareholder's name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under such Shareholder) in the Share.

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WINDING UP AND FINAL DISTRIBUTION OF ASSETS

155.	The Directors may present a winding up petition on behalf of the Company without the sanction of a resolution of the Shareholders passed at a general meeting.

156.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit.

157.	If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

158.	If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Shareholders in specie the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of a single kind, and may for such purposes set such value as the liquidator deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no Shareholder shall be compelled to accept any Shares in respect of which there is liability.

INDEMNITY

159.	Every Director and officer of the Company (which for the avoidance of doubt, shall not include Auditors of the Company), together with every former Director and former officer of the Company (each an Indemnified Person) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful default or wilful neglect. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful default or wilful neglect of such Indemnified Person. No Person shall be found to have committed actual fraud, wilful default or wilful neglect under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

160.	The Company shall advance to each Indemnified Person reasonable attorneys' fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

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161.	The Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was a Director or officer of the Company indemnifying them against any liability which may lawfully be insured against by the Company.

DISCLOSURE

162.	Any Director, officer or authorised agent of the Company shall, if lawfully required to do so under the laws of any jurisdiction to which the Company is subject or in compliance with the rules of any stock exchange upon which the Company’s shares are listed or in accordance with any contract entered into by the Company, be entitled to release or disclose any information in their possession regarding the affairs of the Company including, without limitation, any information contained in the Register of Members.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

163.	The Directors may fix in advance a date as the record date for any determination of Shareholders entitled to notice of or to vote at a meeting of the Shareholders and for the purpose of determining the Shareholders entitled to receive payment of any dividend the Directors may either before or on the date of declaration of such dividend fix a date as the record date for such determination.

164.	If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting has been made in the manner provided in the preceding Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

165.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. The Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

166.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

FINANCIAL YEAR

167.	The Directors shall determine the financial year of the Company and may change the same from time to time. Unless they determine otherwise, the financial year shall end on 31 December in each year.

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AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

168.	The Company may from time to time alter or add to these Articles or alter or add to the Memorandum with respect to any objects, powers or other matters specified therein by passing a Special Resolution in the manner prescribed by the Companies Act.

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Exhibit H

Form of Articles of Surviving Corporation

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

PRENETICS HOLDING COMPANY LIMITED (adopted by a special resolution passed on [●] 2021 and effective on [●])

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

PRENETICS HOLDING COMPANY LIMITED

(adopted by a special resolution passed on [●] 2021 and effective on [●])

1.	The name of the Company is Prenetics Holding Company Limited.

2.	The registered office of the Company will be at the offices of Tricor Services (Cayman Islands) Limited, P.O. Box 902, Second Floor, Century Yard, Cricket Square, Grand Cayman, KY1-1001, Cayman Islands or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended) or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended), or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

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6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member's shares.

8.	The authorised share capital of the Company is US$50,000.00 divided into 50,000 ordinary shares of US$1.00 par value each, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act (as amended) and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.	Capitalised terms that are not defined in this Memorandum bear the meanings given to those terms in the Articles.

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COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

PRENETICS HOLDING COMPANY LIMITED

(adopted by a special resolution passed on [●] 2021 and effective on [●])

i

ii

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

PRENETICS HOLDING COMPANY LIMITED (adopted by a special resolution passed on [●] 2021 and effective on [●])

TABLE A

1.	In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION

2.	In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Articles	these Articles of Association of the Company, as amended from time to time by Special Resolution;
Auditors	the auditor or auditors for the time being of the Company;
Board of Directors	the Directors assembled as a board;
Companies Act	the Companies Act (as amended);
Company	the above-named company;
Directors	the directors of the Company for the time being;
Electronic Record	has the same meaning as in the Electronic Transactions Act;

Electronic Transactions Act	the Electronic Transactions Act (as amended);
Memorandum	the Memorandum of Association of the Company, as amended and restated from time to time by Special Resolution;

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Ordinary Resolution	a resolution passed by a simple majority of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting, and includes a unanimous written resolution;
paid up	paid up as to the par value and any premium payable in respect of the issue of any Shares and includes credited as paid up;
person	any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having separate legal personality) or any of them as the context so requires;
Register of Members	the register of Shareholders to be kept pursuant to these Articles and the Companies Act;
Registered Office	the registered office of the Company for the time being;
Seal	the common seal of the Company including any duplicate seal;
Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;
Share	a share in the capital of the Company of any class including a fraction of such share;
Shareholder	any person registered in the Register of Members as the holder of Shares of the Company;
Share Premium Account	the share premium account established in accordance with these Articles and the Companies Act;
signed	includes an electronic signature and a signature or representation of a signature affixed by mechanical means;
Special Resolution	has the same meaning as in the Companies Act, and includes a unanimous written resolution; and
Treasury Shares	Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

3.	In these Articles, unless there be something in the subject or context inconsistent with such construction:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing a gender shall include other genders;

(c)	words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(d)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

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(e)	the word "year" shall mean calendar year, the word "quarter" shall mean calendar quarter and the word "month" shall mean calendar month;

(f)	a reference to a "dollar" or "$" is a reference to the legal currency of the United States of America;

(g)	a reference to any enactment includes a reference to any modification or re-enactment thereof for the time being in force;

(h)	a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting;

(i)	Sections 8 and 19 of the Electronic Transactions Act shall not apply;

(j)	the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share; and

(k)	a reference to "written" or "in writing" includes a reference to all modes of representing or reproducing words in visible form, including in the form of an Electronic Record.

4.	Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.	The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

COMMENCEMENT OF BUSINESS

6.	The business of the Company may be commenced as soon after incorporation as the Board of Directors shall see fit.

SITUATION OF REGISTERED OFFICE

7.	The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to the Registered Office, may establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

8.	The Directors may impose such restrictions as they think necessary on the offer and sale of any Shares.

9.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may issue, allot and dispose of or grant options over the same and issue warrants or similar instruments with respect thereto to such persons, on such terms, and with or without preferred, deferred or other rights and restrictions, whether in regard to dividend, voting, return of capital or otherwise, and otherwise in such manner as they may think fit. For such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

10.	Subject to the Companies Act, and without prejudice to any rights previously conferred on the holders of existing Shares, any share or fraction of a share in the Company's share capital may be issued either at a premium or at par, and with such preferred, deferred, other special rights, or restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Board of Directors may from time to time by resolution determine, and any share may be issued by the Directors on the terms that it is, or at the option of the Directors is liable, to be redeemed or purchased by the Company whether out of capital in whole or in part or otherwise. No Share may be issued at a discount except in accordance with the Companies Act.

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11.	The Directors may in their absolute discretion refuse to accept any application for Shares and may accept any application in whole or in part.

12.	The Company may on any issue of Shares deduct any sales charge or subscription fee from the amount subscribed for the Shares.

13.	No person shall be recognised by the Company as holding any Share upon any trust, and the Company shall not be bound by or recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share, or (except as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right thereto in the registered holder, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

14.	The Directors shall keep or cause to be kept a Register of Members as required by the Companies Act at such place or places as the Directors may from time to time determine. In the absence of any such determination, the Register of Members shall be kept at the Registered Office.

15.	The Directors in each year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Companies Act in respect of exempted companies and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

16.	The Company shall not issue Shares to bearer.

17.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the foregoing generality, voting and participation rights) and other attributes of a Share. If more than one fraction of a Share is issued to or acquired by the same Shareholder, such fractions shall be accumulated.

18.	The premium arising on all issues of Shares shall be held in the Share Premium Account established in accordance with these Articles.

19.	Payment for Shares shall be made at such time and place and to such person on behalf of the Company as the Directors may from time to time determine. Payment for any Shares shall be made in such currency as the Directors may determine from time to time, provided that the Directors shall have the discretion to accept payment in any other currency or in kind or a combination of cash and in kind.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

20.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company and/or the Shareholder on such terms and in such manner as the Directors may, before the issue of such Shares, determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder; and

(c)	make a payment in respect of the redemption or purchase of Shares in any manner authorised by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

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21.	Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

22.	The redemption or purchase of any Share shall not be deemed to give rise to the redemption or purchase of any other Share.

23.	The Directors may when making payments in respect of a redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

24.	Subject to the Companies Act, the Company may accept the surrender for no consideration of any fully paid Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

TREASURY SHARES

25.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

26.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

27.	The Company shall be entered in the Register of Members as the holder of the Treasury Shares, provided that:

(a)	the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of Treasury Shares is permitted and Shares allotted as fully paid bonus shares in respect of Treasury Shares shall be treated as Treasury Shares.

28.	Treasury Shares may be disposed of by the Company on any terms and conditions determined by the Directors.

MODIFICATION OF RIGHTS

29.	If at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied or abrogated:

(a)	by, or with the approval of, the Directors without the consent of the holders of the Shares of that class if the Directors determine that the variation or abrogation is not materially adverse to the interests of those Shareholders; or

(b)	otherwise only with the consent in writing of the holders of at least two-thirds of the issued Shares of that class or with the sanction of a resolution passed by a majority of at least two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class (subject to any rights or restrictions attached to those Shares).

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30.	The provisions of these Articles relating to general meetings shall apply, mutatis mutandis, to every class meeting of the holders of one class of Shares, except that the necessary quorum shall be one or more Shareholders holding or representing by proxy at least twenty (20) per cent in par value of the issued Shares of that class and that any holder of Shares of that class present in person or by proxy may demand a poll.

31.	For the purposes of Articles 29 and 30, the Directors may treat all classes of Shares, or any two classes of Shares, as forming a single class if they consider that each class would be affected in the same way by the proposal or proposals under consideration. In any other case, the Directors shall treat all classes of Shares, or any two classes of Shares, as separate classes.

32.	The rights of the holders of the Shares of any class shall not, where those Shares were issued with preferred or other rights, be deemed to be materially adversely varied or abrogated by the creation or issue of further Shares ranking equally with those Shares or the redemption or purchase of Shares of any other class by the Company (subject to any rights or restrictions attached to those Shares).

SHARE CERTIFICATES

33.	The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise.

34.	If a share certificate is defaced, lost or destroyed it may be renewed on payment of such fee, if any, and on such terms if any, as to evidence and obligations to indemnify the Company as the Board of Directors may determine.

TRANSFER AND TRANSMISSION OF SHARES

35.	No transfer of Shares shall be permitted without the consent of the Directors, which may be withheld for any or no reason but may include any transfer which in the opinion of the Directors is not or may not be consistent with any representation or warranty that the transferor of the Shares may have given to the Company, may result in Shares being held by any person in breach of the laws of any country or government authority, or may subject the Company or Shareholders to adverse tax or regulatory consequences under the laws of any country.

36.	All transfers of Shares shall be effected by an instrument of transfer in writing in any usual or common form in use in the Cayman Islands or in any other form approved by the Directors and need not be under seal.

37.	The instrument of transfer must be executed by or on behalf of the transferor. The instrument of transfer must be accompanied by such evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and the transferor is deemed to remain the holder until the transferee’s name is entered in the Register of Members in respect of the relevant Share. The instrument of transfer must be completed and signed in the exact name or names in which such Shares are registered, indicating any special capacity in which it is being signed with relevant details supplied to the Company.

38.	The Directors shall not recognise any transfer of Shares unless the instrument of transfer is deposited at the Registered Office or such other place as the Directors may reasonably require for the Shares to which it relates, together with such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer.

39.	The registration and transfer of Shares may be suspended at such times and for such periods as the Directors may from time to time determine.

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40.	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

41.	In case of the death of a Shareholder, the survivors or survivor (where the deceased was a joint holder) and the executors or administrators of the deceased where the deceased was the sole or only surviving holder, shall be the only persons recognised by the Company as having title to the deceased's interest in the Shares, but nothing in this Article shall release the estate of the deceased holder whether sole or joint from any liability in respect of any Share solely or jointly held by the deceased.

42.	Any guardian of an infant Shareholder and any curator or other legal representative of a Shareholder under legal disability and any person entitled to a share in consequence of the death or bankruptcy of a Shareholder shall, upon producing such evidence of title as the Directors may require, have the right either to be registered as the holder of the Share or to make such transfer thereof as the deceased or bankrupt Shareholder could have made, but the Directors shall in either case have the same right to refuse or suspend registration as they would have had in the case of a transfer of the Shares by the infant or by the deceased or bankrupt Shareholder before the death or bankruptcy or by the Shareholder under legal disability before such disability.

43.	A person so becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the Share, but such person shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Shareholder unless and until such person shall be registered as a Shareholder in respect of the Share, provided always that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the Share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold all dividends or other monies payable or other advantages due in respect of the Share until the requirements of the notice have been complied with.

LIEN

44.	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or the Shareholder's estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien thereon. The Company's lien on a Share shall also extend to any amount payable in respect of that Share.

45.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) clear days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

46.	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or the purchaser's nominee shall be registered as the holder of the Shares comprised in any such transfer, and the purchaser shall not be bound to see to the application of the purchase money, nor shall the purchaser's title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under these Articles.

47.	The net proceeds of such sale, after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

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CALL ON SHARES

48.	Subject to the terms of the allotment the Directors may from time to time make calls upon the Shareholders in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Shareholder shall (subject to receiving at least fourteen (14) days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

49.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

50.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

51.	If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine, but the Directors may waive payment of the interest wholly or in part.

52.	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

53.	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

54.	The Directors may, if they think fit, receive an amount from any Shareholder willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by such Shareholder, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Shareholder paying such amount in advance.

55.	No such amount paid in advance of calls shall entitle the Shareholder paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

56.	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

57.	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

58.	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

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59.	A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by such person to the Company in respect of those Shares together with interest, but such person's liability shall cease if and when the Company shall have received payment in full of all monies due and payable by such person in respect of those Shares.

60.	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of any instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall such person's title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

61.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

ALTERATION OF SHARE CAPITAL

62.	The Company may from time to time by Ordinary Resolution increase its share capital by such sum to be divided into Shares of such amounts as the resolution shall prescribe.

63.	All new Shares shall be subject to the provisions of these Articles with reference to transfer, transmission and otherwise.

64.	Subject to the Companies Act, the Company may by Special Resolution from time to time reduce its share capital in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)	cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b)	pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum by reducing the amounts of its share capital and of its Shares accordingly.

65.	The Company may from time to time by Ordinary Resolution alter (without reducing) its share capital by:

(a)	consolidating and dividing all or any of its share capital into Shares of larger amount than its existing Shares;

(b)	sub-dividing its Shares, or any of them, into Shares of smaller amount than that fixed by the Memorandum so, however, that in the sub-division the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in the case of the Share from which the reduced Share is derived; or

(c)	cancelling any Shares which, at the date of the passing of the Ordinary Resolution, have not been taken, or agreed to be taken by any person, and diminishing the amount of its authorised share capital by the amount of the Shares so cancelled.

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GENERAL MEETINGS

66.	The Directors may proceed to convene a general meeting whenever they think fit, including, without limitation, for the purposes of considering a liquidation of the Company, and they shall convene a general meeting on the requisition of the Shareholders holding at the date of the deposit of the requisition not less than one-half of such of the paid-up capital of the Company as at the date of the deposit carries the right of voting at general meetings.

67.	The requisition:

(a)	must be in writing and state the objects of the meeting;

(b)	must be signed by each requisitionist and deposited at the Registered Office; and

(c)	may consist of several documents in like form each signed by one or more requisitionists.

68.	If the Directors do not within five (5) days from the date of the deposit of the requisition duly proceed to convene a general meeting, the requisitionists, or any of them representing more than one-half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the said five (5) days.

69.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are convened by the Directors. A general meeting may be convened in the Cayman Islands or at such other location, as the Directors think fit.

NOTICE OF GENERAL MEETINGS

70.	Five (5) calendar days' notice at least specifying the place, the day and the hour of any general meeting and the general nature of the business to be conducted at the general meeting, shall be given in the manner hereinafter mentioned to such persons as are under these Articles or the conditions of issue of the Shares held by them entitled to receive notices from the Company. If the Directors determine that prompt Shareholder action is advisable, they may shorten the notice period for any general meeting to such period as the Directors consider reasonable.

71.	A general meeting shall, notwithstanding that it is called by shorter notice than that specified in the preceding Article, be deemed to have been duly called with regard to the length of notice if it is so agreed by all the Shareholders entitled to attend and vote thereat.

72.	In every notice calling a general meeting, there shall appear with reasonable prominence a statement that a Shareholder entitled to attend and vote either (i) is entitled to appoint one or more proxies to attend such meeting and vote instead of such Shareholder and that a proxy need not also be a Shareholder or (ii) has appointed a proxy who, unless such appointment is revoked, will attend such meeting and vote on behalf of such Shareholder.

73.	The accidental omission to give notice to, or the non-receipt of notice by, any person entitled to receive notice shall not invalidate the proceedings at any general meeting.

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PROCEEDINGS AT GENERAL MEETINGS

74.	No business shall be transacted at any general meeting unless a quorum is present. Save as otherwise provided in these Articles a quorum shall be the presence, in person or by proxy, of one or more persons holding at least twenty (20) per cent in par value of the issued Shares which confer the right to attend and vote thereat.

75.	Save as otherwise provided for in these Articles, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Directors may determine and if at such adjourned meeting a quorum is not present within fifteen (15) minutes from the time appointed for holding the meeting, the Shareholders present shall be a quorum.

76.	A person may, with the consent of the Directors, participate at a general meeting by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at such meeting.

77.	The Chairperson (if any) or, if absent, the Deputy Chairperson (if any) of the Board of Directors, or, failing them, some other Director nominated by the Directors shall preside as chairperson at every general meeting, but if at any meeting neither the Chairperson nor the Deputy Chairperson nor such other Director be present within fifteen (15) minutes after the time appointed for holding the meeting, or if neither of them be willing to act as chairperson of the meeting, the Directors present shall choose some Director present to be chairperson of the meeting or if no Directors be present, or if all the Directors present decline to take the chair, the Shareholders present shall choose some Shareholder present to be chairperson of the meeting.

78.	The chairperson of the meeting may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for fourteen (14) days or more, five (5) calendar days' notice at the least specifying the place, the day and the hour of the adjourned meeting shall be given as in the case of the original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

79.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

80.	At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the chairperson of the meeting or any Shareholder or Shareholders present in person or by proxy.

81.	Unless a poll be so demanded, a declaration by the chairperson of the meeting that a resolution has on a show of hands been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect made in the Company’s minute book containing the minutes of the proceedings of the meeting, shall be conclusive evidence of the fact without proof of the number or the proportion of the votes recorded in favour of or against such resolution.

82.	If a poll is duly demanded it shall be taken in such manner and at such place as the chairperson of the meeting may direct (including the use of a ballot or voting papers, or tickets) and the result of a poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The chairperson of the meeting may, in the event of a poll, appoint scrutineers and may adjourn the meeting to some place and time fixed by the chairperson of the meeting for the purpose of declaring the result of the poll.

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83.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairperson of the meeting at which the show of hands or at which the poll is taken, shall not be entitled to a second or casting vote.

84.	A poll demanded on the election of a chairperson of the meeting and a poll demanded on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time and place as the chairperson of the meeting directs not being more than ten (10) days from the date of the meeting or adjourned meeting at which the poll was demanded.

85.	The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded.

86.	A demand for a poll may be withdrawn and no notice need be given of a poll not taken immediately.

VOTES OF SHAREHOLDERS

87.	On a show of hands every holder of Shares present and entitled to vote thereon shall have one vote. On a poll every holder of Shares, present in person or by proxy and entitled to vote thereon, shall be entitled to one vote in respect of each Share held by them.

88.	In the case of joint holders of a Share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the Shares.

89.	A Shareholder who has appointed special or general attorneys or a Shareholder who is subject to a disability may vote on a poll, by such Shareholder's attorney, committee, receiver, curator bonis or other person in the nature of a committee, receiver, or curator bonis appointed by a court and such attorney, committee, receiver, curator bonis or other person may on a poll vote by proxy; provided that such evidence as the Directors may require of the authority of the person claiming to vote shall, unless otherwise waived by the Directors, have been deposited at the Registered Office not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which such person claims to vote.

90.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

91.	On a poll votes may be given either personally or by proxy and a Shareholder entitled to more than one vote need not, if the Shareholder votes, use all their votes or cast all the votes the Shareholder uses in the same way.

92.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

93.	Any person (whether a Shareholder or not) may be appointed to act as a proxy. A Shareholder may appoint more than one proxy to attend on the same occasion.

94.	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Registered Office, or at such other place as is specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company, no later than the time appointed for holding the meeting or adjourned meeting; provided that the chairperson of the meeting may in the chairperson's discretion accept an instrument of proxy sent by fax, email or other electronic means.

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95.	An instrument of proxy shall:

(a)	be in any common form or in such other form as the Directors may approve;

(b)	be deemed to confer authority to demand or join in demanding a poll and to vote on any amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit; and

(c)	subject to its terms, be valid for any adjournment of the general meeting for which it is given.

96.	The Directors may at the expense of the Company send to the Shareholders instruments of proxy (with or without prepaid postage for their return) for use at any general meeting, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Shareholders entitled to be sent a notice of the meeting and to vote thereat by proxy.

97.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Registered Office before commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

98.	Anything which under these Articles a Shareholder may do by proxy that Shareholder may also do by a duly appointed attorney. The provisions of these Articles relating to proxies and instruments appointing proxies apply, mutatis mutandis, to any such attorney and the instrument appointing that attorney.

99.	Any Shareholder which is a corporation or partnership may, by a resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting or meetings of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation or partnership as the corporation or partnership could exercise if it were a Shareholder who was an individual and such corporation or partnership shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present.

WRITTEN RESOLUTIONS OF SHAREHOLDERS

100.	A resolution (including a Special Resolution) in writing signed by all the Shareholders for the time being entitled to receive notice of, attend and vote at a general meeting (or, being entities, signed by their duly authorised representatives) shall be as valid and effective as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form each signed by one or more of the Shareholders.

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DIRECTORS

101.	Unless otherwise determined by the Company by Ordinary Resolution, the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited. The first Director(s) shall be determined in writing by, or appointed by a resolution of, the subscriber(s) to the Memorandum.

102.	A Director need not be a Shareholder but shall be entitled to receive notice of and attend all general meetings.

103.	The Company may, by Ordinary Resolution, appoint any person to be a Director and may in like manner remove any Director and may appoint another person in the Director's stead. Without prejudice to the power of the Company by Ordinary Resolution to appoint a person to be a Director, the Board of Directors, so long as a quorum of Directors remains in office, shall have the power at any time and from time to time to appoint any person to be a Director so as to fill a casual vacancy or otherwise.

104.	Each Director shall be entitled to such remuneration as approved by the Board of Directors and this may be in addition to such remuneration as may be payable under any other Article. Such remuneration shall be deemed to accrue from day to day. The Directors and the Secretary may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or in connection with the business of the Company. The Directors may, in addition to such remuneration as aforesaid, grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company.

105.	Each Director shall have the power to nominate another Director or any other person to act as alternate Director in the Director's place at any meeting of the Directors at which the Director is unable to be present and at the Director's discretion to remove such alternate Director. On such appointment being made the alternate Director shall (except as regards the power to appoint an alternate Director) be subject in all respects to the terms and conditions existing with reference to the other Directors and each alternate Director, whilst acting in the place of an absent Director, shall exercise and discharge all the functions, powers and duties of the Director being represented. Any Director who is appointed as alternate Director shall be entitled at a meeting of the Directors to cast a vote on behalf of their appointor in addition to the vote to which such Director is entitled in their own capacity as a Director, and shall also be considered as two Directors for the purpose of making a quorum of Directors. Any person appointed as an alternate Director shall automatically vacate such office as an alternate Director if and when the Director by whom the alternate Director has been appointed vacates their office of Director. The remuneration of an alternate Director shall be payable out of the remuneration of the Director appointing such alternate Director and shall be agreed between them.

106.	Every instrument appointing an alternate Director shall be in such common form as the Directors may approve.

107.	The appointment and removal of an alternate Director shall take effect when lodged at the Registered Office or delivered at a meeting of the Directors.

108.	The office of a Director shall be vacated in any of the following events namely:

(a)	if the Director resigns their office by notice in writing signed by such Director and left at the Registered Office;

(b)	if the Director becomes bankrupt or makes any arrangement or composition with such Director's creditors generally;

(c)	if the Director dies or is found to be or becomes of unsound mind;

(d)	if the Director ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment;

(e)	if the Director is removed from office by notice addressed to such Director at their last known address and signed by all of the co-Directors (not being less than two in number);

(f)	if the Director is removed from office by Ordinary Resolution; or

(g)	if the Director is removed from office pursuant to any other provision of these Articles.

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TRANSACTIONS WITH DIRECTORS

109.	A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with their office of Director on such terms as to tenure of office and otherwise as the Directors may determine.

110.	No Director or intending Director shall be disqualified by their office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established, but the nature of the Director's interest must be declared by such Director at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Directors held after such Director becomes so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Directors held after such Director becomes so interested.

111.	In the absence of some other material interest than is indicated below, provided a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company declares (whether by specific or general notice) the nature of their interest at a meeting of the Directors that Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such Director may be interested therein and if such Director does so their vote shall be counted and such Director may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

112.	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the Director's own appointment.

113.	Any Director may act independently or through the Director's firm in a professional capacity for the Company, and the Director or the firm shall be entitled to remuneration for professional services as if the Director were not a Director, provided that nothing herein contained shall authorise a Director or the Director's firm to act as Auditor to the Company.

114.	Any Director may continue to be or become a director, managing director, manager or other officer or shareholder of any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by the Director as a director, managing director, manager or other officer or shareholder of any such other company. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors or other officers of such company, or voting or providing for the payment of remuneration to the directors, managing directors or other officers of such company).

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POWERS OF DIRECTORS

115.	The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Companies Act or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles, to the Companies Act, and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

116.	The Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory of the Company for such purposes and with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatory as the Directors may think fit, and may also authorise any such attorney or authorised signatory to sub-delegate all or any of the powers, authorities and discretions vested in such attorney or authorised signatory. The Directors may also appoint any person to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and on such conditions as they determine, including authority for the agent to delegate all or any of their powers.

117.	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments drawn by the Company, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

PROCEEDINGS OF DIRECTORS

118.	The Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions and matters arising at any meeting shall be determined by a majority of votes. In the case of an equality of votes, the Chairperson shall not have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

119.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone, video or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

120.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and, unless so fixed, shall be two, if there are two or more Directors, and shall be one if there is only one Director.

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121.	The continuing Directors or a sole continuing Director may act notwithstanding any vacancies in their number, but if and so long as the number of Directors is reduced below the minimum number fixed by or in accordance with these Articles the continuing Directors or Director may act for the purpose of filling up vacancies in their number, or of summoning general meetings, but not for any other purpose. If there be no Directors or Director able or willing to act, then any two Shareholders may summon a general meeting for the purpose of appointing Directors.

122.	The Directors may from time to time elect and remove a Chairperson and, if they think fit, a Deputy Chairperson and determine the period for which they respectively are to hold office. The Chairperson or, failing them, the Deputy Chairperson shall preside at all meetings of the Directors, but if there be no Chairperson or Deputy Chairperson, or if at any meeting the Chairperson or Deputy Chairperson be not present within five (5) minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairperson of the meeting.

123.	A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

124.	Without prejudice to the powers conferred by these Articles, the Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Directors. The Directors may, by power of attorney or otherwise, appoint any person to be an agent of the Company on such condition as the Directors may determine, provided that the delegation is not to the exclusion of their own powers.

125.	The meetings and proceedings of any such committee consisting of two or more Directors shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under the preceding Article.

126.	The Directors may appoint such officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of the officer's appointment an officer may be removed by resolution of the Directors or Ordinary Resolution of the Shareholders.

127.	All acts done by any meeting of Directors, or of a committee of Directors or by any person acting as a Director, shall, notwithstanding it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed, and was qualified and had continued to be a Director and had been entitled to vote.

128.	The Directors shall cause minutes to be made of:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of Directors; and

(c)	all resolutions and proceedings of all meetings of the Company and of the Directors and of any committee of Directors.

Any such minutes, if purporting to be signed by the chairperson of the meeting at which the proceedings took place, or by the chairperson of the next succeeding meeting, shall, until the contrary be proved, be conclusive evidence of the proceedings.

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WRITTEN RESOLUTIONS OF DIRECTORS

129.	A resolution in writing signed by all the Directors or all of the members of a committee of Directors for the time being entitled to receive notice of a meeting of the Directors (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of their appointor) shall be as valid and effective as a resolution passed at a meeting of the Directors duly convened and held and may consist of several documents in the like form each signed by one or more of the Directors (or their alternates).

PRESUMPTION OF ASSENT

130.	A Director who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the Director's dissent shall be entered in the minutes of the meeting or unless the Director shall file their written dissent from such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

BORROWING POWERS

131.	The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge its undertaking, property, and assets or any part thereof, and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of the Company or of any third party.

SECRETARY

132.	The Directors may appoint any person to be a Secretary who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors, provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

133.	No person shall be appointed or hold office as Secretary who is:

(a)	the sole Director;

(b)	a corporation the sole director of which is the sole Director; or

(c)	the sole director of a corporation which is the sole Director.

THE SEAL

134.	The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised by the Directors in that behalf. The Directors may keep for use outside the Cayman Islands a duplicate Seal. The Directors may from time to time as they see fit (subject to the provisions of these Articles relating to share certificates) determine the persons and the number of such persons in whose presence the Seal or the facsimile thereof shall be used, and until otherwise so determined the Seal or the duplicate thereof shall be affixed in the presence of any one Director or the Secretary, or of some other person duly authorised by the Directors.

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Dividends, Distributions and Reserves

135.	Subject to the Companies Act, these Articles, and the special rights attaching to Shares of any class, the Directors may, in their absolute discretion, declare dividends and distributions on Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the Share Premium Account, or as otherwise permitted by the Companies Act.

136.	Except as otherwise provided by the rights attached to Shares, or as otherwise determined by the Directors, all dividends and distributions in respect of Shares shall be declared and paid according to the par value of the Shares that a Shareholder holds. If any Share is issued on terms providing that it shall rank for dividend or distribution as from a particular date, that Share shall rank for dividend or distribution accordingly.

137.	The Directors may deduct and withhold from any dividend or distribution otherwise payable to any Shareholder all sums of money (if any) then payable by the Shareholder to the Company on account of calls or otherwise or any monies which the Company is obliged by law to pay to any taxing or other authority.

138.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures or securities of any other company or in any one or more of such ways and, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Shareholder upon the basis of the value so fixed in order to adjust the rights of all Shareholders and may vest any such specific assets in trustees as may seem expedient to the Directors.

139.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall (unless the Directors in their sole discretion otherwise determine) be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

140.	Any dividend or distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six (6) months from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Shareholder. Any dividend or distribution which remains unclaimed after a period of six years from the date of declaration of such dividend or distribution shall be forfeited and shall revert to the Company.

141.	No dividend or distribution shall bear interest against the Company.

SHARE PREMIUM ACCOUNT

142.	The Directors shall establish an account on the books and records of the Company to be called the Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

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ACCOUNTS

143.	The Directors shall cause proper books of account to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

144.	The books of account shall be kept at the Registered Office or at such other place as the Directors think fit, and shall always be open to inspection by the Directors.

145.	The Board of Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Board of Directors or by resolution of the Shareholders.

AUDIT

146.	The accounts relating to the Company's affairs shall be audited in such manner as may be determined from time to time by resolution of the Shareholders or failing any such determination, by the Board of Directors, or failing any determination as aforesaid, shall not be audited.

NOTICES

147.	Any notice or document may be served by the Company on any Shareholder:

(a)	personally;

(b)	by registered post or courier to that Shareholder's address as appearing in the Register of Members; or

(c)	by cable, telex, facsimile, e-mail or any other electronic means should the Directors deem it appropriate.

148.	In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

149.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

150.	Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any Director or officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid letter envelope or wrapper, addressed to the Company or to such Director or officer at the Registered Office.

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151.	Where a notice or other document is sent by registered post, service of that notice or other document shall be deemed to be effected by properly addressing, pre-paying and posting an envelope containing it, and that notice or other document shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which it was posted. Where a notice or other document is sent by courier, service of that notice or other document shall be deemed to be effected by delivery of the notice or other document to a courier company, and that notice or other document shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which it was delivered to the courier company. Where a notice or other document is sent by cable, telex or facsimile, service of that notice or other document shall be deemed to be effected by properly addressing and sending it, and that notice or other document shall be deemed to have been received on the same day that it was transmitted. Where a notice or other document is sent by email, service of that notice or other document shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and that notice or other document shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

152.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in pursuance of these Articles shall notwithstanding that such Shareholder be then dead, insane, bankrupt or dissolved, and whether or not the Company has notice of such death, insanity, bankruptcy or dissolution, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless the Shareholder's name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under such Shareholder) in the Share.

WINDING UP AND FINAL DISTRIBUTION OF ASSETS

153.	The Directors may present a winding up petition on behalf of the Company without the sanction of a resolution of the Shareholders passed at a general meeting.

154.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit.

155.	If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

156.	If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the Court) the liquidator may, with the authority of a Special Resolution, divide among the Shareholders in specie the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of a single kind, and may for such purposes set such value as the liquidator deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no Shareholder shall be compelled to accept any Shares in respect of which there is liability.

INDEMNITY

157.	Every Director or officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by that Director or officer as a result of any act or failure to act in carrying out their functions other than such liability (if any) that the Director or officer may incur by their own actual fraud or wilful default. No such Director or officer shall be liable to the Company for any loss or damage in carrying out their functions unless that liability arises through the actual fraud or wilful default of such Director or officer. References in this Article to actual fraud or wilful default mean a finding to such effect by a competent court in relation to the conduct of the relevant party.

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158.	The Directors shall have the power to purchase and maintain insurance for the benefit of any person who is or was a Director or officer of the Company indemnifying them against any liability which may lawfully be insured against by the Company.

DISCLOSURE

159.	Any Director, officer or authorised agent of the Company shall, if lawfully required to do so under the laws of any jurisdiction to which the Company is subject or in compliance with the rules of any stock exchange upon which the Company’s shares are listed or in accordance with any contract entered into by the Company, be entitled to release or disclose any information in their possession regarding the affairs of the Company including, without limitation, any information contained in the Register of Members.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

160.	The Directors may fix in advance a date as the record date for any determination of Shareholders entitled to notice of or to vote at a meeting of the Shareholders and for the purpose of determining the Shareholders entitled to receive payment of any dividend the Directors may either before or on the date of declaration of such dividend fix a date as the record date for such determination.

161.	If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders or Shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders entitled to vote at any meeting has been made in the manner provided in the preceding Article, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

162.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. The Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

MERGERS AND CONSOLIDATION

163.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

FINANCIAL YEAR

164.	The Directors shall determine the financial year of the Company and may change the same from time to time. Unless they determine otherwise, the financial year shall end on 31 December in each year.

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AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

165.	The Company may from time to time alter or add to these Articles or alter or add to the Memorandum with respect to any objects, powers or other matters specified therein by passing a Special Resolution in the manner prescribed by the Companies Act.

CAYMAN ISLANDS DATA PROTECTION

166.	The Company is a "data controller" for the purposes of the Data Protection Act (2021 Revision) (as amended, the DPA). By virtue of subscribing for and holding Shares in the Company, Shareholders provide the Company with certain information (Personal Data) that constitutes "personal data" under the DPA. Personal Data includes, without limitation, the following information relating to a Shareholder and/or any natural person(s) connected with a Shareholder (such as a Shareholder's individual directors, members and/or beneficial owner(s)): name, residential address, email address, corporate contact information, other contact information, date of birth, place of birth, passport or other national identifier details, national insurance or social security number, tax identification, bank account details and information regarding assets, income, employment and source of funds.

167.	The Company processes such Personal Data for the purposes of:

(a)	performing contractual rights and obligations (including under the Memorandum and these Articles);

(b)	complying with legal or regulatory obligations (including those relating to anti-money laundering and counter-terrorist financing, preventing and detecting fraud, sanctions, automatic exchange of tax information, requests from governmental, regulatory, tax and law enforcement authorities, beneficial ownership and the maintenance of statutory registers); and

(c)	the legitimate interests pursued by the Company or third parties to whom Personal Data may be transferred, including to manage and administer the Company, to send updates, information and notices to Shareholders or otherwise correspond with Shareholders regarding the Company, to seek professional advice (including legal advice), to meet accounting, tax reporting and audit obligations, to manage risk and operations and to maintain internal records.

168.	The Company transfers Personal Data to certain third parties who process the Personal Data on the Company's behalf, including third party service providers that it appoints or engages to assist with its management, operation, administration and legal, governance and regulatory compliance. In certain circumstances, the Company may be required by law or regulation to transfer Personal Data and other information with respect to one or more Shareholders to a governmental, regulatory, tax or law enforcement authority. That authority may, in turn, exchange this information with another governmental, regulatory, tax or law enforcement authority established in or outside the Cayman Islands.

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Exhibit I

Form of PubCo Charter

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

PRENETICS GLOBAL LIMITED

(adopted by a special resolution passed on [●] 2021 and effective at the Initial Merger Effective Time)

8054020/81436035/2

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

PRENETICS GLOBAL LIMITED

(adopted by a special resolution passed on [●] 2021 and effective at the Initial Merger Effective Time)

1.	The name of the Company is Prenetics Global Limited.

2.	The registered office of the Company shall be at the offices of Mourant Governance Services (Cayman) Limited, 94 Solaris Avenue, Camana Bay, PO Box 1348, Grand Cayman KY1-1108, Cayman Islands or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by law as provided by Section 7(4) of the Companies Act.

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Companies Act.

5.	Nothing in the preceding paragraphs shall be deemed to permit the Company to carry on the business of a bank or trust company without being licensed in that behalf under the provisions of the Banks and Trust Companies Act (as amended) or to carry on insurance business from within the Cayman Islands or the business of an insurance manager, agent, sub-agent or broker without being licensed in that behalf under the provisions of the Insurance Act (as amended), or to carry on the business of company management without being licensed in that behalf under the provisions of the Companies Management Act (as amended).

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6.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands, provided that nothing in this Memorandum of Association shall be construed as to prevent the Company from effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of business outside the Cayman Islands.

7.	The liability of each member is limited to the amount from time to time unpaid on such member's shares.

8.	The authorised share capital of the Company is US$50,000 divided into 500,000,000 Shares of US$0.0001 par value each, of which (i) 400,000,000 shall be designated as Class A Ordinary Shares, (ii) 50,000,000 shall be designated as convertible Class B Ordinary Shares and (iii) 50,000,000 shall be designated as shares of such class or classes (however designated) as the Board of Directors may determine in accordance with Article 10 of the Articles, with the power for the Company, insofar as is permitted by law and the Articles, to redeem, purchase or redesignate any of its shares and to increase or reduce the said share capital subject to the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

9.	The Company may exercise the power contained in Section 206 of the Companies Act to deregister in the Cayman Islands and be registered by way of continuation in another jurisdiction.

10.	Capitalised terms that are not defined in this Memorandum bear the same meanings given to those terms in the Articles.

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COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

PRENETICS GLOBAL LIMITED

(adopted by a special resolution passed on [●] 2021 and effective at the Initial Merger Effective Time)

i

ii

COMPANIES ACT (AS AMENDED)

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

PRENETICS GLOBAL LIMITED

(adopted by a special resolution passed on [●] 2021 and effective at the Initial Merger Effective Time)

TABLE A

1.	In these Articles, the regulations contained in Table A in the First Schedule to the Companies Act (as defined below) do not apply except insofar as they are repeated or contained in these Articles.

DEFINITIONS AND INTERPRETATION

2.	In these Articles, the following words and expressions shall have the meanings set out below save where the context otherwise requires:

Acquisition Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;

Affiliate	means, in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such person; provided, that in the case of a Key Executive, the term Affiliate shall include such Key Executive’s Permitted Entities, notwithstanding anything to the contrary contained herein;

Articles	means these Articles of Association of the Company, as amended from time to time by Special Resolution;

Auditors	means the auditor or auditors for the time being of the Company;

Board of Directors	means the Directors assembled as a board;

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Business Combination Agreement	means that certain Business Combination Agreement among the Company, Artisan Acquisition Corp., AAC Merger Limited, PGL Merger Limited and Prenetics Group Limited dated [●] 2021 (as the same may be amended, restated or supplemented);

Business Day	means any day, excluding Saturdays, Sundays, and any other day on which commercial banks are authorized or required by law to close in New York, U.S., the Cayman Islands, or Hong Kong;

Chairperson	means the chairperson of the Board of Directors;

Class A Ordinary Share	means a Class A Ordinary Share in the capital of the Company of a par value of US$0.0001 having the rights, benefits and privileges set out in these Articles;

Class B Ordinary Share	means a Class B Ordinary Share in the capital of the Company of a par value of US$0.0001 having the rights, benefits and privileges set out in these Articles;

Class B Ordinary Shareholder	means a holder of Class B Ordinary Shares;

Communication Facilities	means video, video-conferencing, internet or online conferencing applications, telephone or tele-conferencing and/or any other video-communications, internet or online conferencing application or telecommunications facilities by means of which all persons participating in a meeting are capable of hearing and being heard by each other;

Companies Act	means the Companies Act (as amended);

Company	means the above-named company;

Control, Controlling, under common Control with	means directly or indirectly: (i) the ownership or control of a majority of the outstanding voting securities of such person; (ii) the right to control the exercise of a majority of the votes at a meeting of the board of directors (or equivalent governing body) of such person; or (iii) the ability to direct or cause the direction of the management and policies of such person (whether by contract, through other legally enforceable rights or howsoever arising);

Designated Stock Exchange	means NASDAQ or any other internationally recognized stock exchange on which the Company’s securities are traded;

Designated Stock Exchange Rules	means the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares on the Designated Stock Exchange;

Directors	means the directors of the Company for the time being;

Electronic Record	has the same meaning as in the Electronic Transactions Act;

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Electronic Transactions Act	means the Electronic Transactions Act (as amended);

Family Members	means the following individuals: the applicable individual, the spouse of the applicable individual (including former spouses), the parents of the applicable individual, the lineal descendants of the applicable individual, the siblings of the applicable individual, and the lineal descendants of a sibling of the applicable individual. For purposes of the preceding sentence, the descendants of any individual shall include adopted individuals and their issue but only if the adopted individual was adopted prior to attaining age 18;

Incapacity	means with respect to an individual, the permanent and total disability of such individual so that such individual is unable to engage in any substantial gainful activity by reason of any medically determinable mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months as determined by a licensed medical practitioner. In the event of a dispute regarding whether an individual has suffered an Incapacity, no Incapacity of such individual will be deemed to have occurred unless and until an affirmative ruling regarding such Incapacity has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable;

Indemnified Person	has the meaning set out in Article 174;

Initial Merger Effective Time	has the meaning ascribed to such term in the Business Combination Agreement;

Key Executive	means Danny Yeung and his Permitted Entities and Permitted Transferees of each of them;

Memorandum	means the Memorandum of Association of the Company, as amended and restated from time to time by Special Resolution;

Notice Period	has the meaning set out in Article 123;

Ordinary Resolution	means a resolution: (a) passed by a simple majority of the votes of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or (b) approved in writing by all the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders aforesaid, and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

Ordinary Shares	means, collectively, the Class A Ordinary Shares and the Class B Ordinary Shares;

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paid up	means paid up as to the par value and any premium payable in respect of the issue of any Shares and includes credited as paid up;

Permitted Entity	with respect to any Key Executive: (a) any person in respect of which such Key Executive has, directly or indirectly: (i) control with respect to the voting of all the Class B Ordinary Shares held by or to be transferred to such person; (ii) the ability to direct or cause the direction of the management and policies of such person or any other person having the authority referred to in the preceding clause (a)(i) (whether by contract, as executor, trustee, trust protector or otherwise); or (iii) the operational or practical control of such person, including through the right to appoint, designate, remove or replace the person having the authority referred to in the preceding clauses (a)(i) or (ii); (b) any trust the beneficiaries of which consist primarily of a Key Executive, his or her Family Members, and/or any persons Controlled directly or indirectly Controlled by such a trust; and (c) any person Controlled by a trust described in the immediately preceding clause (b);

Permitted Transferee

with respect to the Class B Ordinary Shareholders, any or all of the following: (a) any Key Executive; (b) any Key Executive’s Permitted Entities; (c) the transferee or other recipient in any transfer of any Class B Ordinary Shares by any Class B Ordinary Shareholder: (i) to (A) his or her Family Members; (B) any other relative or individual approved by the Board of Directors; or (C) any trust or estate planning entity (including partnerships, limited companies, and limited liability companies), that is primarily for the benefit of, or the ownership interests of which are Controlled by, such Class B Ordinary Shareholder, his or her Family Members, and/or other trusts or estate planning entities described in this paragraph (c), or any entity Controlled by such Key Executive or a trust or estate planning entity; or (ii) occurring by operation of law, including in connection with divorce proceedings; (d) any charitable organization, foundation, or similar entity; (e) the Company or any of its subsidiaries; (f) in connection with a transfer as a result of, or in connection with, the death or Incapacity of a Key Executive: any Key Executive’s Family Members, another Class B Ordinary Shareholder, or a designee approved by majority of all Directors , provided that in case of any transfer of Class B Ordinary Shares pursuant to clauses (b) through (e) above to a person who at any later time ceases to be a Permitted Transferee under the relevant clause, the Company shall be entitled to refuse registration of any subsequent transfer of such Class B Ordinary Shares except back to the transferor of such Class B Ordinary Shares pursuant to clauses (b) through (e) (or to a Key Executive or his or her Permitted Transferees) and in the absence of such transfer back to the transferor (or to a Key Executive or his or her Permitted Transferees), the applicable Class B Ordinary Shares shall convert in accordance with Article 21(d)(iv) applied mutatis mutandis;

person	means, any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having separate legal personality) or any of them as the context so requires;

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present

means in respect of any person, such person's presence at a general meeting of the Company (or any meeting of the holders of any class of Shares), which may be satisfied by means of such person or, if a corporation or other non-natural person, its duly authorized representative (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles), being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communication Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

Register of Members	means the register of Shareholders to be kept pursuant to these Articles and the Companies Act;

Registered Office	means the registered office of the Company for the time being;

Seal	means the common seal of the Company including any duplicate seal;

Secretary	means any person appointed by the Directors to perform any of the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

Securities Act

means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Securities and Exchange Commission of the United States of America thereunder, all as the same shall be in effect at the time;

Share	means any share in the capital of the Company of any class including a fraction of a share;

Share Premium Account	means the share premium account established in accordance with these Articles and the Companies Act;

Shareholder	means any person registered in the Register of Members as the holder of Shares of the Company;

signed	includes an electronic signature and a signature or representation of a signature affixed by mechanical means;

Special Resolution	means a special resolution: (a) passed by a majority of at least two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or (b) approved in writing by all the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders aforesaid, and the effective date of the resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed;

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Treasury Shares	means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled; and

Virtual Meeting

means any general meeting of the Company (or any meeting of the holders of any class of shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to attend and participate solely by means of Communication Facilities.

3.	In these Articles, unless there be something in the subject or context inconsistent with such construction:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing a gender shall include other genders;

(c)	words importing persons only shall include companies, partnerships, trusts or associations or bodies of persons, whether corporate or not;

(d)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(e)	the word "year" shall mean calendar year, the word "quarter" shall mean calendar quarter and the word "month" shall mean calendar month;

(f)	a reference to a "dollar" or "$" is a reference to the legal currency of the United States of America;

(g)	a reference to any enactment includes a reference to any modification or re-enactment thereof for the time being in force;

(h)	a reference to any meeting (whether of the Directors, a committee appointed by the Board of Directors or the Shareholders or any class of Shareholders) includes any adjournment of that meeting;

(i)	Sections 8 and 19 of the Electronic Transactions Act shall not apply;

(j)	a reference to "written" or "in writing" includes a reference to all modes of representing or reproducing words in visible form, including in the form of an Electronic Record; and

(k)	the term "holder" in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

4.	Subject to the two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

5.	The table of contents to, and the headings in, these Articles are for convenience of reference only and are to be ignored in construing these Articles.

COMMENCEMENT OF BUSINESS

6.	The business of the Company may be conducted as the Board of Directors shall see fit.

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SITUATION OF REGISTERED OFFICE

7.	The Registered Office shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to the Registered Office, may establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARES

8.	The Directors may impose such restrictions as they think necessary on the offer and sale of any Shares.

9.	Subject to these Articles (including Article 21(c)(iv)) and to any direction that may be given by the Shareholders in a general meeting, and without prejudice to any rights previously conferred on the holders of existing Shares, all Shares for the time being unissued shall be under the control of the Directors who may issue, allot and dispose of or grant options over the same and issue warrants or similar instruments with respect thereto to such persons, on such terms, and with or without preferred, deferred or other rights and restrictions, whether in regard to dividend, voting, return of capital or otherwise, and otherwise in such manner as they may think fit. For such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued. No holder of Ordinary Shares shall have pre-emptive rights.

10.	Subject to the Companies Act, and without prejudice to any rights previously conferred on the holders of existing Shares, any share or fraction of a share in the Company's share capital may be issued either at a premium or at par, and with such preferred, deferred, other special rights, or restrictions, whether in regard to dividend, voting, return of share capital or otherwise, as the Board of Directors may from time to time by resolution determine, and any share may be issued by the Directors on the terms that it is, or at the option of the Directors is liable, to be redeemed or purchased by the Company whether out of capital in whole or in part or otherwise. No Share may be issued at a discount except in accordance with the Companies Act. Except as set forth otherwise in Article 21(c)(iv), the Directors may provide, out of the unissued shares (other than unissued Ordinary Shares), for series of preference shares. Before any preference shares of any such series are issued, the Directors shall fix, by resolution or resolutions of the Board of Directors, the following provisions of the preference shares thereof, if applicable:

(a)	the designation of such series, the number of preference shares to constitute such series and the subscription price thereof if different from the par value thereof;

(b)	whether the preference shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be general or limited;

(c)	the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, and the preference or relation which such dividends shall bear to the dividends payable on any Shares of any other class or any other series of preference shares;

(d)	whether the preference shares of such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)	the amount or amounts payable upon preference shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)	whether the preference shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preference shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

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(g)	whether the preference shares of such series shall be convertible into, or exchangeable for, Shares of any other class or any other series of preference shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)	the limitations and restrictions, if any, to be effective while any preference shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing Shares or Shares of any other class or any other series of preference shares;

(i)	the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional Shares, including additional preference shares of such series or of any other class of Shares or any other series of preference shares; and

(j)	any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

Without limiting the foregoing and subject to Article 21(c)(iv) and Article 88, the voting powers of any series of preference shares may include the right, in the circumstances specified in the resolution or resolutions of the Board of Directors providing for the issuance of such preference shares, to elect one or more Directors who shall serve for such term and have such voting powers as shall be stated in the resolution or resolutions of the Board of Directors providing for the issuance of such preference shares.  The term of office and voting powers of any Director elected in the manner provided in the immediately preceding sentence of this Article 10 may be greater than or less than those of any other Director or class of Directors. The powers, preferences and relative, participating, optional and other special rights of each series of preference shares, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.  All Shares of any one series of preference shares shall be identical in all respects with all other Shares of such series, except that Shares of any one series issued at different times may differ as to the dates from which dividends thereon shall be cumulative.

11.	The Directors may in their absolute discretion refuse to accept any application for Shares and may accept any application in whole or in part.

12.	The Company may on any issue of Shares deduct any sales charge or subscription fee from the amount subscribed for the Shares.

13.	No person shall be recognised by the Company as holding any Share upon any trust (other than any trust recognized as a Permitted Entity or Permitted Transferee), and the Company shall not be bound by or recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share, or (except as otherwise provided by these Articles or as required by law) any other right in respect of any Share except an absolute right thereto in the registered holder, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

14.	The Directors shall keep or cause to be kept a Register of Members as required by the Companies Act at such place or places as the Directors may from time to time determine. In the absence of any such determination, the Register of Members shall be kept at the Registered Office. Title to Shares may be evidenced and transferred in accordance with the laws applicable to and the rules and regulations of the Designated Stock Exchange.

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15.	The Directors in each year shall prepare or cause to be prepared an annual return and declaration setting forth the particulars required by the Companies Act in respect of exempted companies and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

16.	The Company shall not issue Shares to bearer.

17.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, calls or otherwise howsoever), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the foregoing generality, voting and participation rights) and other attributes of a Share. If more than one fraction of a Share is issued to or acquired by the same Shareholder, such fractions shall be accumulated.

18.	The premium arising on all issues of Shares shall be held in the Share Premium Account established in accordance with these Articles.

19.	The Company may, insofar as permitted by law, pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also on any issue of Shares pay such brokerage as may be lawful.

20.	Payment for Shares shall be made at such time and place and to such person on behalf of the Company as the Directors may from time to time determine. Payment for any Shares shall be made in such currency as the Directors may determine from time to time, provided that the Directors shall have the discretion to accept payment in any other currency or in kind or a combination of cash and in kind.

21.	Rights and Restrictions Attaching to Ordinary Shares: Except as otherwise provided in these Articles (including Articles 21(c)(iv), 21(d) and 86), the Class A Ordinary Shares and Class B Ordinary Shares have the same rights and powers, and rank equally (including as to dividends and distributions, and upon the occurrence of any liquidation or winding up of the Company), share ratably and are identical in all respects and as to all matters, unless different treatment of the Shares of each such class is approved by the affirmative vote of the holders of a majority of the Class A Ordinary Shares and the holders of a majority of the Class B Ordinary Shares, each voting exclusively and as a separate class.

(a)	Income: Holders of Ordinary Shares shall be entitled to such dividends as the Directors may in their absolute discretion lawfully declare from time to time.

(b)	Capital: Holders of Ordinary Shares shall be entitled to a return of capital on liquidation, dissolution or winding-up of the Company in accordance with Article 170 et seq.

(c)	Attendance at General Meetings; Class Voting:

(i)	Holders of Ordinary Shares have the right to receive notice of, attend, speak and vote at general meetings of the Company.

(ii)	Except as otherwise provided in these Articles (including Article 21(c)(iv)), holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class on all matters submitted to a vote for Shareholders’ consent.

(iii)	On all matters subject to a vote of the Shareholders, Ordinary Shares shall be entitled to voting rights as set forth in Article 88.

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(iv)	Subject to applicable law, in addition to any rights provided by applicable law or otherwise set forth in these Articles, the Company shall not, without the approval by vote or written consent of the holders of a majority of the voting power of the Class B Ordinary Shares, voting exclusively and as a separate class, directly or indirectly, or whether by amendment or through merger, recapitalization, consolidation or otherwise:

(1)	increase the number of authorized Class B Ordinary Shares;

(2)	issue any Class B Ordinary Shares or securities convertible into or exchangeable for Class B Ordinary Shares, other than (i) to any Key Executive or his or her Affiliates, or (ii) on a pro rata basis to all holders of Class B Ordinary Shares permitted to hold such shares under these Articles;

(3)	create, authorize, issue, or reclassify into, any preference shares in the capital of the Company or any Shares in the capital of the Company that carry more than one (1) vote per share;

(4)	reclassify any Class B Ordinary Shares into any other class of Shares or consolidate or combine any Class B Ordinary Shares without proportionately increasing the number of votes per Class B Ordinary Share; or

(5)	amend, restate, waive, adopt any provision inconsistent with or otherwise vary or alter any provision of the Memorandum or these Articles relating to the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares.

(d)	Optional and Automatic Conversion of Class B Ordinary Shares:

(i)	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share (as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time) at any time at the option of the holder thereof. In no event shall any Class A Ordinary Share be convertible into any Class B Ordinary Shares.

(ii)	Any number of Class B Ordinary Shares held by a holder thereof will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(1)	Any direct or indirect sale, transfer, assignment, or disposition of such number of Class B Ordinary Shares by the holder thereof or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise to any person that is not an Permitted Transferee of such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on any of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 21(d)(ii)(1) unless and until any such pledge, charge, encumbrance, or other third party right is enforced and results in a third party that is not an Permitted Transferee of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related Class B Ordinary Shares, in which case all the related Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares;

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(2)	The direct or indirect sale, transfer, assignment, or disposition of a majority of the issued and outstanding voting securities of, or the direct or indirect transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the direct or indirect sale, transfer, assignment, or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person that is not an Permitted Transferee of the such holder;

for the avoidance of doubt, the creation of any pledge, charge, encumbrance, or other third party right of whatever description on the issued and outstanding voting securities or the assets of a holder of Class B Ordinary Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment, or disposition under this Article 21(d)(ii)(2) unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in a third party that is not an Permitted Transferee of such holder holding directly or indirectly legal or beneficial ownership or voting power through voting proxy or otherwise to the related issued and outstanding voting securities or the assets; or

(3)	Notwithstanding the foregoing, if a person becomes a holder of Class B Ordinary Shares by will or intestacy, then the Class B Ordinary Shares transferred to such holder by will or intestacy shall be automatically converted into the same number of Class A Ordinary Shares.

(iii)	Notwithstanding Article 21(d)(ii), all Class B Ordinary Shares issued and outstanding will be automatically and immediately converted into an equal number of Class A Ordinary Shares upon the occurrence of any of the following:

(1)	on Danny Yeung’s death or Incapacity;

(2)	on the date on which Danny Yeung is terminated for cause (as defined in the employment agreement with Danny Yeung (and in the event of a dispute regarding whether there was cause, cause will be deemed not to exist unless and until an affirmative ruling regarding such cause has been made by a court or arbitral panel of competent jurisdiction, and such ruling has become final and non-appealable)); or

(3)	on the first date that both of the following conditions are satisfied: (I) Danny Yeung and his Affiliates and Permitted Transferees together own less than thirty three per cent (33%) of the number of Class B Ordinary Shares (which for these purposes shall be deemed to include all Class B Ordinary Shares issuable upon exercise of all outstanding restricted share units to acquire Class B Ordinary Shares that are held by Danny Yeung immediately following the Acquisition Effective Time) that Danny Yeung and his Affiliates and Permitted Transferees owned immediately following the Acquisition Effective Time, as adjusted for share splits, share combinations and similar transactions occurring after the Acquisition Effective Time; and (II) Danny Yeung ceases to be a Director or officer of the Company.

(iv)	No Class B Ordinary Shares shall be issued by the Company after conversion of all Class B Ordinary Shares into Class A Ordinary Shares.

(e)	Procedure of Conversion. Any conversion of Class B Ordinary Shares into Class A Ordinary Shares pursuant to these Articles shall be effected by means of either: (i) the re-designation and re-classification of each relevant Class B Ordinary Share as a Class A Ordinary Share, such conversion to become effective forthwith upon entries being made in the Register of Members to record the re-designation and re-classification of the relevant Class B Ordinary Shares as Class A Ordinary Shares; or (ii) the compulsory redemption without notice of Class B Ordinary Shares of any Class B Ordinary Shareholder and, on behalf of such Shareholder, automatic application of such redemption proceeds in paying for such new Class A Ordinary Shares into which the Class B Ordinary Shares have been converted or exchanged at a price per Class B Ordinary Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Ordinary Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Ordinary Shares to be issued on an exchange or conversion shall be registered in the name of such Shareholder or in such name as the Shareholder may direct in the Register of Members.

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(f)	Reservation of Class A Ordinary Shares Issuable upon Conversion of Class B Ordinary Shares. The Company shall at all times reserve and keep available out of its authorized but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorized but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then-outstanding Class B Ordinary Shares, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Class A Ordinary Shares to such numbers of shares as shall be sufficient for such purpose.

REDEMPTION, PURCHASE AND SURRENDER OF SHARES

22.	Subject to the Companies Act, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company and/or the Shareholder on such terms and in such manner as the Company may, before the issue of such Shares, determine by either resolution of the Board of Directors or by Special Resolution;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner agreed with the relevant Shareholder as have been approved by the Directors or by the Shareholders by Ordinary Resolution, or are otherwise authorized by these Articles; and

(c)	make a payment in respect of the redemption or purchase of Shares in any manner authorised by the Companies Act, including out of its capital, profits or the proceeds of a fresh issue of Shares.

23.	Unless the Directors determine otherwise, any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

24.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

25.	The Directors may when making payments in respect of a redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

26.	Subject to the Companies Act, the Company may accept the surrender for no consideration of any fully paid Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

TREASURY SHARES

27.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Companies Act. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

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28.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to Shareholders on a winding up) may be declared or paid in respect of a Treasury Share.

29.	The Company shall be entered in the Register of Members as the holder of the Treasury Shares, provided that:

(a)	the Company shall not be treated as a Shareholder for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void; and

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Companies Act, save that an allotment of Shares as fully paid bonus shares in respect of Treasury Shares is permitted and Shares allotted as fully paid bonus shares in respect of Treasury Shares shall be treated as Treasury Shares.

30.	Treasury Shares may be disposed of by the Company on any terms and conditions determined by the Directors.

MODIFICATION OF RIGHTS

31.	Subject to Article 21(c)(iv), if at any time the share capital of the Company is divided into different classes of Shares, the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied or abrogated without the consent of the holders of the issued Shares of that class where such variation or abrogation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation or abrogation shall be made only with the consent in writing of the holders of not less than two-thirds of the issued Shares of that class, or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation or abrogation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class.

32.	The provisions of these Articles relating to general meetings shall apply, mutatis mutandis, to every such meeting of the holders of one class of Shares except the following:

(a)	separate meetings of the holders of a class of Shares may be called only by:

(i)	the Chairperson;

(ii)	a majority of the entire Board of Directors (unless otherwise specifically provided by the terms of issue of the Shares of such class); or

(iii)	with respect to meetings of the holders of Class B Ordinary Shares, Danny Yeung;

(b)	except as set forth in clause (a) above or provided in Article 71 below, nothing in this Article 31 or in Article 30 shall be deemed to give any Shareholder or Shareholders the right to call a class or series meeting; and

(c)	the necessary quorum shall be one or more persons holding or representing by proxy at least one-third of the issued Shares of the class (but if at any adjourned meeting of such holders a quorum as aforementioned is not present, those Shareholders who are present in person or by proxy shall form a quorum).

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33.	For the purposes of Articles 31 and 32, the Directors may treat all classes of Shares, or any two classes of Shares, as forming a single class if they consider that each class would be affected in the same way by the proposal or proposals under consideration. In any other case, the Directors shall treat all classes of Shares, or any two classes of Shares, as separate classes.

34.	The rights conferred upon the holders of the Shares of any class shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking in priority thereto or pari passu therewith.

SHARE CERTIFICATES

35.	The Shares will be issued in fully registered, book-entry form. Certificates will not be issued unless the Directors determine otherwise. Share certificates (if any) shall specify the Share or Shares held by that Shareholder and the amount paid up thereon; provided, that in respect of a Share or Shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a Share to one of several joint holders shall be sufficient delivery to all. All certificates for Shares shall be delivered personally or sent through the post addressed to the Shareholder entitled thereto at the Shareholder’s registered address as appearing in the Register of Members. All share certificates shall bear legends required under the applicable laws, including the Securities Act. Any two or more certificates representing Shares of any one class held by any Shareholder may at the Shareholder’s request be cancelled and a single new certificate for such Shares issued in lieu on payment (if the Directors shall so require) of $1.00 or such smaller sum as the Directors shall determine.

36.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same Shares may be issued to the relevant Shareholder upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit. In the event that Shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER AND TRANSMISSION OF SHARES

37.	Any Shareholder may transfer all or any of its Shares by an instrument of transfer in the usual or common form in use in the Cayman Islands, in a form prescribed by the Designated Stock Exchange or in any other form approved by the Board of Directors and may be under hand or, if the transferor or transferee is a clearing house or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Board of Directors may approve from time to time.

38.	The Directors shall not refuse to register any transfer of a Share which is permitted under these Articles save that the Directors may decline to register any transfer of any Share in the event that any of the following is known by the Directors not to be both applicable and true with respect to such transfer:

(a)	the instrument of transfer is lodged with the Company, or the designated transfer agent or share registrar, accompanied by the certificate for the shares to which it relates (if any) and such other evidence as the Board of Directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of Shares;

(c)	the instrument of transfer is properly stamped, if required;

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(d)	the transferred Shares are fully paid up and free of any lien in favor of the Company (it being understood and agreed that all other liens, including pursuant to a bona fide loan or indebtedness transaction, shall be permitted); and

(e)	a fee of such maximum sum as the Designated Stock Exchange may determine to be payable, or such lesser sum as the Board of Directors may from time to time require, is paid to the Company in respect thereof.

39.	If the Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal stating the facts which are considered to justify the refusal to register the transfer.

40.	The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the Register of Members closed at such times and for such periods as the Board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the Register of Members closed for more than 30 calendar days in any year.

41.	An instrument of transfer must be executed by or on behalf of the transferor (and if in respect of a nil or partly paid up Share or the Directors so require, signed by the transferee). Such instrument of transfer must be accompanied by such evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and the transferor is deemed to remain the holder until the transferee’s name is entered in the Register of Members. The instrument of transfer must be completed and signed in the exact name or names in which such Shares are registered, indicating any special capacity in which it is being signed with relevant details supplied to the Company.

42.	All instruments of transfer which are registered shall be retained by the Company, but any instrument of transfer which the Directors may decline to register shall (except in any case of fraud) be returned to the person depositing the same.

43.	In case of the death of a Shareholder, the survivors or survivor (where the deceased was a joint holder) and the executors or administrators of the deceased where the deceased was the sole or only surviving holder, shall be the only persons recognised by the Company as having title to the deceased's interest in the Shares, but nothing in this Article shall release the estate of the deceased holder whether sole or joint from any liability in respect of any Share solely or jointly held by the deceased.

44.	Any guardian of an infant Shareholder and any curator or other legal representative of a Shareholder under legal disability and any person entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall, upon producing such evidence of title as the Directors may require, have the right either to be registered as the holder of the Share or to make such transfer thereof as the deceased or bankrupt Shareholder could have made, but the Directors shall in either case have the same right to refuse or suspend registration as they would have had in the case of a transfer of the Shares by the infant or by the deceased or bankrupt Shareholder before the death or bankruptcy or by the Shareholder under legal disability before such disability.

45.	A person so becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the right to receive and may give a discharge for all dividends and other money payable or other advantages due on or in respect of the Share, but such person shall not be entitled to receive notice of or to attend or vote at meetings of the Company, or save as aforesaid, to any of the rights or privileges of a Shareholder unless and until such person shall be registered as a Shareholder in respect of the Share, provided always that the Directors may at any time give notice requiring any such person to elect either to be registered or to transfer the Share and if the notice is not complied with within ninety (90) calendar days the Directors may thereafter withhold all dividends or other monies payable or other advantages due in respect of the Share until the requirements of the notice have been complied with.

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46.	The transferor shall be deemed to remain a holder of the Share until the name of the transferee is entered in the Register of Members in respect of the relevant Share.

LIEN

47.	The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Shareholder (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Shareholder or the Shareholder's estate, either alone or jointly with any other person, whether a Shareholder or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company's lien (if any) thereon. The Company's lien (if any) on a Share shall also extend to all dividends or any amount payable in respect of that Share.

48.	The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen (14) calendar days after notice has been given to the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

49.	To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or the purchaser's nominee shall be registered as the holder of the Shares comprised in any such transfer, and the purchaser shall not be bound to see to the application of the purchase money, nor shall the purchaser's title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company's power of sale under these Articles.

50.	The net proceeds of such sale, after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any residue shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

CALL ON SHARES

51.	Subject to the terms of the allotment the Directors may from time to time make calls upon the Shareholders in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Shareholder shall (subject to receiving at least fourteen (14) calendar days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon them notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

52.	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

53.	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

54.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

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55.	An amount payable in respect of a Share on allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of these Articles shall apply as if that amount had become due and payable by virtue of a call.

56.	The Directors may make arrangements on the issue of Shares for a difference between the Shareholders as to the amount and times of payment of calls, or the interest to be paid.

57.	The Directors may, if they think fit, receive an amount from any Shareholder willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by such Shareholder, and upon all or any of the monies so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Directors and the Shareholder paying such amount in advance.

58.	No such amount paid in advance of calls shall entitle the Shareholder paying such amount to any portion of a dividend declared in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

FORFEITURE OF SHARES

59.	If a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen (14) calendar days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

60.	If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends or other monies declared payable in respect of the forfeited Share and not paid before the forfeiture.

61.	A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

62.	A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by such person to the Company in respect of those Shares together with interest, but such person's liability shall cease if and when the Company shall have received payment in full of all monies due and payable by such person in respect of those Shares.

63.	A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the fact as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of any instrument of transfer) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the purchase money, if any, nor shall such person's title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

64.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

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ALTERATION OF SHARE CAPITAL

65.	Subject to the rights of Class B Ordinary Shares, including under Article 21(c)(iv), the Company may from time to time by Ordinary Resolution:

(a)	increase its share capital by such sum to be divided into Shares of such amounts as the resolution shall prescribe;

(b)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(c)	sub-divide its existing Shares or any of them into Shares of a smaller amount; provided, that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; or

(d)	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

66.	All new Shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture, and otherwise as the Shares in the original share capital.

67.	Subject to the Companies Act and the rights of Class B Ordinary Shares, including under Article 21(c)(iv), the Company may by Special Resolution from time to time reduce its share capital and any capital redemption reserve in any way, and in particular, without prejudice to the generality of the foregoing power, may:

(a)	cancel any paid-up share capital which is lost, or which is not represented by available assets; or

(b)	pay off any paid-up share capital which is in excess of the requirements of the Company,

and may, if and so far as is necessary, alter the Memorandum by reducing the amounts of its share capital and of its Shares accordingly.

GENERAL MEETINGS

68.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings. The Company shall hold an annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as the Directors shall determine. At these annual general meetings, the report of the Directors (if any) shall be presented.

69.	The Directors may proceed to convene a general meeting whenever they think fit, including, without limitation, for the purposes of considering a liquidation of the Company, and they shall convene a general meeting on the requisition of the Shareholders in accordance with these Articles.

70.	A Shareholders requisition is a requisition in writing of:

(a)	Shareholders holding at the date of deposit of the requisition not less than one third of the votes that may be cast by all of the issued share capital of the Company as at that date carries the right of voting at general meetings of the Company; or

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(b)	the holders of Class B Ordinary Shares entitled to cast a majority of the votes that all Class B Ordinary Shares are entitled to cast.

71.	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the principal place of business of the Company (with a copy forwarded to the Registered Office), and may consist of several documents in like form each signed by one or more requisitionists.

72.	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

73.	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are convened by the Directors. A general meeting may be convened in the Cayman Islands or at such other location, as the Directors think fit.

NOTICE OF GENERAL MEETINGS

74.	At least seven (7) calendar days’ notice in writing shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company by Ordinary Resolution, provided, that a general meeting of the Company shall, whether or not the notice specified in this Article 74 has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by Shareholders (or their proxies) having a right to attend and vote at the meeting, together holding Shares entitling the holders thereof to not less than two-thirds of the votes entitled to be cast at such extraordinary general meeting.

75.	The accidental omission to give notice of a general meeting to or the non-receipt of a notice of a general meeting by any person entitled to receive such notice shall not invalidate the proceedings at that general meeting.

PROCEEDINGS AT GENERAL MEETINGS

76.	No business shall be transacted at any general meeting unless a quorum is present at the time when the meeting proceeds to business. One or more Shareholders holding not less than one-third of the total issued share capital of the Company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes; provided, that, from and after the Acquisition Effective Time where there are Class B Ordinary Shares in issue, the presence in person or by proxy of holders of a majority of the issued Class B Ordinary Shares shall be required in any event.

77.	Save as otherwise provided for in these Articles, if within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened on the requisition of or by Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place or to such other day and at such other time and place as the Chairperson may determine and if at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, the meeting shall be dissolved.

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78.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any general meeting at which Communication Facilities will be utilized (including any Virtual Meeting) must disclose the Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

79.	The Chairperson, if any, of the Board of Directors shall preside as chairperson at every general meeting. If there is no such Chairperson, orif at any general meeting the appointed chairperson is not present within fifteen (15) minutes after the time appointed for holding the meeting or is unwilling to act as chairperson of the meeting, any Director or person nominated by the Directors shall preside as chairperson of that meeting, failing which the Shareholders present shall choose any person present to be chairperson of that meeting.

80.	The chairperson of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairperson of such general meeting, in which event the following provisions shall apply:

(a)	The chairperson of the meeting shall be deemed to be present at the meeting; and

(b)	If the Communication Facilities are interrupted or fail for any reason to enable the chairperson of the meeting to hear and be heard by all other persons participating in the meeting, then the other Directors present at the meeting shall choose another Director present to act as chairperson of the meeting for the remainder of the meeting; provided that if no other Director is present at the meeting, or if all the Directors present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the Board of Directors.

81.	The chairperson of the general meeting may with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place (provided, that no general meeting called by a holder of Class B Ordinary Shares may be adjourned unless a quorum does not exist), but no business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting from which the adjournment took place. When a meeting is adjourned for ten (10) calendar days or more, not less than seven (7) calendar days' notice in writing specifying the place, the day and the hour of the adjourned meeting shall be given as in the case of the original meeting but it shall not be necessary to specify in such notice the nature of the business to be transacted at the adjourned meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

82.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason, upon notice in writing to Shareholders. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

83.	At any general meeting a resolution put to the vote of the meeting shall be decided by way of a poll and not on a show of hands.

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84.	A poll shall be taken in such manner and at such place as the chairperson of the meeting may direct (including the use of a ballot or voting papers, or tickets) and the result of a poll shall be deemed to be the resolution of the meeting.

85.	All questions submitted to a meeting shall be decided by an Ordinary Resolution except where a greater majority is required by these Articles or by the Companies Act.

VOTES OF SHAREHOLDERS

86.	Subject to any rights and restrictions for the time being attached to any class or classes of Shares, including in Articles 20(c)(iv) and 20(d), each Class A Ordinary Share shall be entitled to one (1) vote on all matters subject to a vote of the Shareholders, and each Class B Ordinary Share shall be entitled to twenty (20) votes on all matters subject to a vote of the Shareholders.

87.	In the case of joint holders of a Share, the vote of the senior holder who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the Shares.

88.	A Shareholder who has appointed special or general attorneys or a Shareholder who is subject to a disability may vote, by such Shareholder's attorney, committee, receiver, curator bonis or other person in the nature of a committee, receiver, or curator bonis appointed by a court and such attorney, committee, receiver, curator bonis or other person may vote by proxy; provided that such evidence as the Directors may require of the authority of the person claiming to vote shall, unless otherwise waived by the Directors, have been deposited at the Registered Office not less than forty eight (48) hours before the time for holding the meeting or adjourned meeting at which such person claims to vote. No Shareholder shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

89.	No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is given or tendered, and every vote not disallowed at such meeting shall be valid for all purposes. Any such objection made in due time shall be referred to the chairperson of the meeting, whose decision shall be final and conclusive.

90.	On a poll votes may be given either personally or by proxy and a Shareholder entitled to more than one vote need not, if the Shareholder votes, use all their votes or cast all the votes the Shareholder uses in the same way.

91.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of the appointor's attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney so authorised.

92.	Any person (whether a Shareholder or not) may be appointed to act as a proxy. A Shareholder may appoint more than one proxy to attend on the same occasion. Where a Shareholder appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

93.	The instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a certified copy of such power or authority, must be deposited at the Registered Office, or at such other place as is specified for that purpose in the notice of meeting or in the instrument of proxy issued by the Company:

(a)	not less than 48 hours before the time for holding the general meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

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(b)	not less than 24 hours before the time appointed for the taking of the poll,

provided, that the Directors may in the notice convening the general meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company.  The chairperson of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited.  An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairperson, shall be invalid.

94.	An instrument of proxy shall:

(a)	be in any common form or in such other form as the Directors may approve;

(b)	be deemed to confer authority to vote on any amendment of a resolution put to the general meeting for which it is given as the proxy thinks fit; and

(c)	subject to its terms, be valid for any adjournment of the general meeting for which it is given.

95.	The Directors may at the expense of the Company send to the Shareholders instruments of proxy (with or without prepaid postage for their return) for use at any general meeting, either in blank or nominating in the alternative any one or more of the Directors or any other persons. If for the purpose of any general meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the expense of the Company, such invitations shall be issued to all (and not to some only) of the Shareholders entitled to be sent a notice of the meeting and to vote thereat by proxy.

96.	A vote given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the death or insanity of the principal or the revocation of the instrument of proxy, or of the authority under which the instrument of proxy was executed, or the transfer of the share in respect of which the proxy is given provided that no intimation in writing of such death, insanity, revocation or transfer shall have been received by the Company at the Registered Office before commencement of the meeting or adjourned meeting at which the instrument of proxy is used.

97.	Anything which under these Articles a Shareholder may do by proxy that Shareholder may also do by a duly appointed attorney. The provisions of these Articles relating to proxies and instruments appointing proxies apply, mutatis mutandis, to any such attorney and the instrument appointing that attorney.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

98.	Any Shareholder which is a corporation or other non-natural person may, in accordance with its constitutional documents, or in the absence of such provision by a resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting or meetings of the Company. The person so authorised shall be entitled to exercise the same powers on behalf of such corporation or other non-natural person as the corporation or other non-natural person could exercise if it were a Shareholder who was an individual and such corporation or other non-natural person shall for the purposes of these Articles be deemed to be present in person at any such meeting if a person so authorised is present.

CLEARING HOUSES

99.	If a recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Shareholder of the Company it may authorise such person(s) as it thinks fit to act as its representative(s) at any general meeting of the Company or of any class of Shareholders of the Company; provided, that, if more than one person is so authorised, the authorisation shall specify the number and class of shares in respect of which each such person is so authorised. Each person so authorised pursuant to this Article shall be deemed to have been duly authorised without further evidence of the facts and shall be entitled to exercise the same powers on behalf of the recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognised clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Shareholder holding the number and class of shares specified in such authorisation.

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WRITTEN RESOLUTIONS OF SHAREHOLDERS

100.	A resolution (including a Special Resolution) in writing signed by all the Shareholders for the time being entitled to receive notice of, attend and vote at a general meeting (or, being entities, signed by their duly authorised representatives) shall be as valid and effective as a resolution passed at a general meeting duly convened and held and may consist of several documents in the like form each signed by one or more of the Shareholders.

DIRECTORS

101.	(a)	Unless otherwise determined by the Company by Ordinary Resolution, the number of Directors shall not be less than two (2) Directors and the exact number of Directors shall be determined from time to time by the Board of Directors.

(b)	The Chairperson shall be Danny Yeung, as long as Danny Yeung is a Director. In the event that Danny Yeung is not a Director, the Board of Directors shall elect and appoint a Chairperson by the affirmative vote of a simple majority of the Directors then in office, and the period for which the Chairperson will hold office will also be determined by the affirmative vote of a simple majority of the Directors then in office. The Chairperson shall preside as chairperson at every meeting of the Board of Directors. To the extent the Chairperson is not present at a meeting of the Board of Directors within fifteen minutes after the time appointed for holding the same, the attending Directors may choose one of their member to be the chairperson of that meeting.

(c)	An appointment of a Director may be on terms that the Director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the Company and the Director, if any; but no such term shall be implied in the absence of express provision. Each Director whose term of office expires shall be eligible for re-election at a general meeting of the Company or re-appointment by the Board of Directors.

102.	A Director shall not be required to hold any Shares in the Company by way of qualification. A Director who is not a Shareholder of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of Shares of the Company.

103.	The Company may, by Ordinary Resolution, appoint any person to be a Director and may in like manner remove any Director and may appoint another person in the Director's stead. Without prejudice to the power of the Company by Ordinary Resolution to appoint a person to be a Director, the Board of Directors, so long as a quorum of Directors remains in office, shall have the power at any time and from time to time to appoint any person to be a Director so as to fill a casual vacancy or as an addition to the existing Board of Directors or otherwise.

104.	Each Director shall be entitled to such remuneration as approved by the Board of Directors or by Ordinary Resolution and this may be in addition to such remuneration as may be payable under any other Article. Such remuneration shall be deemed to accrue from day to day. The Directors and the Secretary may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings or in connection with the business of the Company. The Directors may, in addition to such remuneration as aforesaid, grant special remuneration to any Director who, being called upon, shall perform any special or extra services to or at the request of the Company.

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105.	Each Director shall have the power to nominate in writing another Director or any other person to act as alternate Director in the Director's place at any meeting of the Directors at which the Director is unable to be present and at the Director's discretion to remove such alternate Director. On such appointment being made the alternate Director shall (except as regards the power to appoint an alternate Director or as provided otherwise in the form of appointment) be subject in all respects to the terms and conditions existing with reference to the other Directors and each alternate Director, whilst acting in the place of an absent Director, shall exercise and discharge all the functions, powers and duties of the Director being represented. Any Director who is appointed as alternate Director shall be entitled at a meeting of the Directors to cast a vote on behalf of their appointor in addition to the vote to which such Director is entitled in his or her own capacity as a Director, and shall also be considered as two Directors for the purpose of making a quorum of Directors. Any person appointed as an alternate Director shall automatically vacate such office as an alternate Director if and when the Director by whom the alternate Director has been appointed vacates his or her office of Director. The remuneration of an alternate Director shall be payable out of the remuneration of the Director appointing such alternate Director and shall be agreed between them.

106.	Every instrument appointing an alternate Director shall be in any usual or common form or such other form as the Directors may approve.

107.	The appointment and removal of an alternate Director shall take effect when lodged at the Registered Office or delivered at a meeting of the Directors.

108.	Any Director may appoint any individual, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairperson of the meeting at which such proxy is to be used, or first used, prior to the commencement of the meeting.

109.	The office of a Director shall be vacated in any of the following events namely:

(a)	if the Director resigns their office by notice in writing signed by such Director and left at the Registered Office;

(b)	if the Director becomes bankrupt or makes any arrangement or composition with such Director's creditors generally;

(c)	if the Director dies or is found to be or becomes of unsound mind;

(d)	if the Director ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment;

(e)	if the Director is removed from office by notice addressed to such Director at their last known address and signed by all of the co-Directors (not being less than two in number); or

(f)	if the Director is removed from office by Ordinary Resolution.

110.	The Board of Directors may, from time to time, and except as required by applicable law or the Designated Stock Exchange Rules, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board of Directors on various corporate governance related matters as the Board of Directors shall determine by resolution of Directors from time to time.

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TRANSACTIONS WITH DIRECTORS

111.	A Director or alternate Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director on such terms as to tenure of office and otherwise as the Directors may determine. A Director or alternate Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or alternate Director; provided, that nothing herein contained shall authorise a Director or his firm to act as Auditor to the Company.

112.	No Director or intending Director shall be disqualified by their office from contracting with the Company either as vendor, purchaser or otherwise, nor shall any such contract or any contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established, but the nature of the Director's interest must be declared by such Director at the meeting of the Directors at which the question of entering into the contract or arrangement is first taken into consideration, or if the Director was not at the date of that meeting interested in the proposed contract or arrangement, then at the next meeting of the Directors held after such Director becomes so interested, and in a case where the Director becomes interested in a contract or arrangement after it is made, then at the first meeting of the Directors held after such Director becomes so interested.

113.	In the absence of some other material interest than is indicated below, provided a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company declares (whether by specific or general notice) the nature of their interest at a meeting of the Directors that Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that such Director may be interested therein and if such Director does so his vote shall be counted and such Director may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration. A general notice that a Director or alternate Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest and he may be counted in the quorum, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

114.	Where proposals are under consideration concerning the appointment (including fixing or varying the terms of appointment) of two or more Directors to offices or employments with the Company or any company in which the Company is interested, such proposals may be divided and considered in relation to each Director separately and in such cases each of the Directors concerned shall be entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning the Director's own appointment.

115.	Any Director may continue to be or become a director, managing director, manager or other officer or shareholder of any company promoted by the Company or in which the Company may be interested, and no such Director shall be accountable for any remuneration or other benefits received by the Director as a director, managing director, manager or other officer or shareholder of any such other company. The Directors may exercise the voting power conferred by the shares in any other company held or owned by the Company or exercisable by them as directors of such other company, in such manner in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them directors, managing directors or other officers of such company, or voting or providing for the payment of remuneration to the directors, managing directors or other officers of such company).

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POWERS AND DUTIES OF DIRECTORS

116.	The business of the Company shall be managed by the Directors, who may exercise all such powers of the Company as are not by the Companies Act or by these Articles required to be exercised by the Company in general meeting, subject nevertheless to any regulations of these Articles, to the Companies Act, and to such regulations being not inconsistent with the aforesaid regulations or provisions as may be prescribed by the Company in general meeting, but no regulations made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if such regulations had not been made. The general powers given by this Article shall not be limited or restricted by any special authority or power given to the Directors by any other Article.

117.	Subject to these Articles, the Directors may from time to time appoint any individual, whether or not a Director of the Company, to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, President, Chief Operating Officer, Chief Technology Officer, Chief Financial Officer, one or more Vice Presidents, Managers or Controllers, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Unless otherwise specified in the terms of the officer's appointment an officer may be removed by resolution of the Directors or by Ordinary Resolution of the Shareholders. The Directors may also appoint one or more of their body (but not an alternate Director) to the office of managing director upon like terms, but any such appointment shall ipso facto determine if any managing director ceases from any cause to be a Director, or if the Shareholders by Ordinary Resolution resolves that his tenure of office be terminated.

118.	The Directors may from time to time and at any time by power of attorney or otherwise appoint any person, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory of the Company for such purposes and with such powers authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatory as the Directors may think fit, and may also authorise any such attorney or authorised signatory to sub-delegate all or any of the powers, authorities and discretions vested in such attorney or authorised signatory. The Directors may also appoint any person to be the agent of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and on such conditions as they determine, including authority for the agent to delegate all or any of their powers.

119.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

120.	All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments drawn by the Company, and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

121.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees, local boards or agencies, and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

PROCEEDINGS OF DIRECTORS

122.	The Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn and otherwise regulate their meetings, as they think fit. Questions and matters arising at any meeting shall be determined by a majority of votes. Each Director present in person or represented by his proxy or alternate shall be entitled to one (1) vote in deciding matters deliberated at any meeting of the Directors. Before the Acquisition Effective Time, in the case of an equality of votes, the Chairperson shall not have a second or casting vote and the resolution shall fail. From and after the Acquisition Effective Time, in the case of an equality of votes, the Chairperson shall have a second or casting vote. A Director may, and the Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

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123.	At least three (3) Business Days’ notice in writing shall be given to all Directors and their respective alternates (if any) for a Board of Directors meeting which notice shall specify a date, time and agenda for such meeting; provided, that such notice period may be reduced or waived with the consent of all the Directors or their respective alternates (if any) either at, before or after the meeting is held; provided, further, that such notice period may, in the event of an emergency as determined by a majority of all Directors, be shortened to such notice period as the Chairperson may determine to be appropriate. The applicable notice period under this Article 125 for the applicable meeting of the Board of Directors shall be referred to as the Notice Period.

124.	An agenda identifying in reasonable detail the issues to be considered by the Directors at any such meeting and copies (in printed or electronic form) of any relevant papers to be discussed at the meeting together with all relevant information shall be provided to and received by all Directors and their alternates (if any) within the Notice Period. The agenda for each meeting shall include any matter submitted to the Company by any Director within the Notice Period.

125.	Unless approved by all Directors (whether or not present or represented at such meeting), matters not set out in the agenda need not be considered at a Board of Directors meeting.

126.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of Communication Facilities and such participation shall be deemed to constitute presence in person at the meeting.

127.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, including the Chairperson; provided, however, a quorum shall nevertheless exist at a meeting at which a quorum would exist but for the fact that the Chairperson is voluntarily absent from the meeting and notifies the Board of Directors his decision to be absent from that meeting, before or at the meeting; provided, further, that a Director and his appointed alternate Director shall be considered only one person for this purpose. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present. If a quorum is not present at a Board of Directors meeting within thirty (30) minutes following the time appointed for such Board of Directors meeting, the relevant meeting shall be adjourned for a period of at least three (3) Business Days and the presence of any two (2) Directors shall constitute a quorum at such adjourned meeting. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

128.	The continuing Directors or sole continuing Director may act notwithstanding any vacancies in their body, but if and so long as their number is reduced below the minimum number fixed by or pursuant to these Articles, then the continuing Directors or Director may act only to summon a general meeting of the Company, but for no other purpose.

129.	Without prejudice to the powers conferred by these Articles, the Directors from time to time and at any time may establish and delegate any of their powers to committees consisting of such member or members of their body as they think fit, and may authorise the members for the time being of any such committee, or any of them, to fill up any vacancies therein and to act notwithstanding vacancies.. Any committee so formed shall, in the exercise of the powers so delegated, conform to any regulations that may be imposed on them by the Directors. The Directors may adopt formal written charters for committees.

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130.	The meetings and proceedings of any such committee consisting of two or more Directors shall be governed by the provisions of these Articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superseded by any regulations made by the Directors under the preceding Article.

131.	A committee appointed by the Directors may elect a chairperson of its meetings. If no such chairperson is elected, or if at any meeting the chairperson is not present within fifteen minutes after the time appointed for holding the same, the members present may choose one of their number to be chairperson of the meeting. A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairperson of the committee shall have a second or casting vote.

132.	All acts done by any meeting of the Directors or of a committee of Directors, or by any individual acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or individual acting as aforesaid, or that they or any of them were disqualified, or had vacated office, or were not entitled to vote, be as valid as if every such individual had been duly appointed and was qualified and had continued to be a Director and had been entitled to vote.

133.	The Directors shall cause minutes to be made of:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of Directors; and

(c)	all resolutions and proceedings of all meetings of the Company and of the Directors and of any committee of Directors.

Any such minutes, if purporting to be signed by the chairperson of the meeting at which the proceedings took place, or by the chairperson of the next succeeding meeting, shall, until the contrary be proved, be conclusive evidence of the proceedings.

WRITTEN RESOLUTIONS OF DIRECTORS

134.	A resolution in writing signed by all the Directors for the time being or all the members of a committee of Directors entitled to receive notice of a meeting of the Board of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effective as a resolution passed at a duly convened meeting of the Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents in the like form each signed by one or more of the Directors (or their alternates).

PRESUMPTION OF ASSENT

135.	A Director who is present at a meeting of the Board of Directors or of a committee of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless the Director's dissent shall be entered in the minutes of the meeting or unless the Director shall file their written dissent from such action with the person acting as the chairperson or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

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BORROWING POWERS

136.	The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge its undertaking, property, and assets or any part thereof, and to issue debentures, debenture stock or other securities, whether outright or as collateral security for any debt liability or obligation of the Company or of any third party.

SECRETARY

137.	The Directors may appoint any person to be a Secretary who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. Anything required or authorised to be done by or to the Secretary may, if the office is vacant or there is for any other reason no Secretary capable of acting, be done by or to any assistant or deputy Secretary or if there is no assistant or deputy Secretary capable of acting, by or to any officer of the Company authorised generally or specially in that behalf by the Directors, provided that any provisions of these Articles requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

138.	No person shall be appointed or hold office as Secretary who is:

(a)	the sole Director;

(b)	a corporation the sole director of which is the sole Director; or

(c)	the sole director of a corporation which is the sole Director.

THE SEAL

139.	The Company may, if the Directors so determine, have a Seal. The Directors shall provide for the safe custody of the Seal and the Seal shall never be used except by the authority of a resolution of the Directors or of a committee of the Directors authorised by the Directors in that behalf. The Directors may keep for use outside the Cayman Islands a duplicate Seal. The Directors may from time to time as they see fit (subject to the provisions of these Articles relating to share certificates) determine the persons and the number of such persons in whose presence the Seal or the facsimile thereof shall be used, and until otherwise so determined the Seal or the duplicate thereof shall be affixed in the presence of any one Director or the Secretary, or of some other person duly authorised by the Directors.

DIVIDENDS, DISTRIBUTIONS AND RESERVES

140.	Subject to the Companies Act, these Articles, and any rights and restrictions for the time being attached to any class or classes of Shares, the Directors may, in their absolute discretion, declare dividends and distributions on Shares in issue and authorise payment of the dividends or distributions out of the funds of the Company lawfully available therefor. No dividend or distribution shall be paid except out of the realised or unrealised profits of the Company, or out of the Share Premium Account, or as otherwise permitted by the Companies Act. Subject to any rights and restrictions for the time being attached to any class or classes of Shares and these Articles, the Company by Ordinary Resolution may declare dividends out of the funds of the Company lawfully available therefor, but no dividend shall exceed the amount recommended by the Directors.

141.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than Shares of the Company) as the Directors may from time to time think fit.

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142.	Except as otherwise provided by the rights attached to Shares, or as otherwise determined by the Directors, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the Shares, but if and so long as nothing is paid up on any of the Shares in the Company dividends may be declared and paid according to the par value of the Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share. If any Share is issued on terms providing that it shall rank for dividend or distribution as from a particular date, that Share shall rank for dividend or distribution accordingly.

143.	The Directors may deduct and withhold from any dividend or distribution otherwise payable to any Shareholder all sums of money (if any) then payable by the Shareholder to the Company on account of calls or otherwise or any monies which the Company is obliged by law to pay to any taxing or other authority.

144.	The Directors may declare that any dividend or distribution be paid wholly or partly by the distribution of specific assets and in particular of shares, debentures or securities of any other company or in any one or more of such ways and, where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Shareholder upon the basis of the value so fixed in order to adjust the rights of all Shareholders and may vest any such specific assets in trustees as may seem expedient to the Directors. No dividend shall be made in specie on any Class A Ordinary Shares unless a dividend in specie in equal proportion is made on the Class B Ordinary Shares.

145.	Any dividend, distribution, interest or other monies payable in cash in respect of Shares may be paid in any manner determined by the Directors. If paid by cheque it will be sent by mail addressed to the holder at his address in the Register of Members, or addressed to such person and at such address as the holder or joint holders may in writing direct. Every such cheque shall (unless the Directors in their sole discretion otherwise determine) be made payable to the order of the person to whom it is sent or to the order of such other person as the Shareholder entitled, or such joint holders as the case may be, may direct. Any one of two or more joint holders may give effectual receipts for any dividends, bonuses, or other monies payable in respect of the Share held by them as joint holders.

146.	Any dividend or distribution which cannot be paid to a Shareholder and/or which remains unclaimed after six (6) months from the date of declaration of such dividend or distribution may, in the discretion of the Directors, be paid into a separate account in the Company's name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or distribution shall remain as a debt due to the Shareholder. Any dividend or distribution which remains unclaimed after a period of six years from the date on which such dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

147.	No dividend or distribution shall bear interest against the Company.

SHARE PREMIUM ACCOUNT

148.	The Directors shall establish an account on the books and records of the Company to be called the Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

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ACCOUNTS

149.	The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company's affairs and to explain its transactions.

150.	The books of account shall be kept at the Registered Office or at such other place as the Directors think fit, and shall always be open to inspection by the Directors.

151.	The Board of Directors shall from time to time determine whether and to what extent and at what time and places and under what conditions or articles the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspection of any account or book or document of the Company except as conferred by law or authorised by the Board of Directors or by Ordinary Resolution of the Shareholders.

152.	The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law and the listing rules of the Designated Stock Exchange.

153.	Subject to the requirements of applicable law and the listing rules of the Designated Stock Exchange, the accounts relating to the Company’s affairs shall be audited with such financial year end as set forth in Article 180 and in such manner as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

AUDIT

154.	The Directors may appoint an auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

155.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of auditors.

156.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next general meeting following their appointment, and at any time during their term of office, upon request of the Directors at any general meeting of the Company.

157.	The accounts relating to the Company's affairs shall be audited in such manner as may be determined from time to time by Ordinary Resolution of the Shareholders or failing any such determination, by the Board of Directors, or failing any determination as aforesaid, shall not be audited.

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CAPITALISATION OF PROFITS

158.	Subject to the Companies Act, these Articles and any rights or restrictions for the time being attached to any class or classes of Shares, the Board of Directors may:

(a)	resolve to capitalise any amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account) or otherwise available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in the proportions in which such sum would have been divisible amongst such Shareholders had the same been a distribution of profits by way of dividend or other distribution, and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively; or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Board of Directors may deal with the fractions as it thinks fit (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Shareholders concerned);

(d)	authorise a person to enter (on behalf of all the Shareholders concerned) an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, an agreement made under the authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to the resolution.

NOTICES AND INFORMATION

159.	Any notice or document may be served by the Company on any Shareholder:

(a)	personally;

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(b)	by registered post or courier to that Shareholder's address as appearing in the Register of Members; or

(c)	by cable, telex, facsimile, e-mail or any other electronic means should the Directors deem it appropriate.

160.	In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

161.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail or a recognized courier service.

162.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

163.	Any summons, notice, order or other document required to be sent to or served upon the Company, or upon any Director or officer of the Company may be sent or served by leaving the same or sending it through the post in a prepaid letter envelope or wrapper, addressed to the Company or to such Director or officer at the Registered Office.

164.	Any notice or other document, if served by:

(a)	registered post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient ;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic means, shall be deemed to have been served immediately (i) upon the time of the transmission to the electronic mail address supplied by the Shareholder to the Company or (ii) upon the time of its placement on the Company's website.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

165.	Any notice or document delivered or sent by post to or left at the registered address of any Shareholder in accordance with these Articles shall notwithstanding that such Shareholder be then dead, bankrupt or dissolved, and whether or not the Company has notice of such death, bankruptcy or dissolution, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless the Shareholder's name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under such Shareholder) in the Share.

166.	Notice of every general meeting shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them;

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(b)	every person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and alternate Director.

No other person shall be entitled to receive notices of general meetings.

167.	No Shareholder shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board of Directors would not be in the interests of the Shareholders of the Company to communicate to the public.

168.	The Board of Directors shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

WINDING UP AND FINAL DISTRIBUTION OF ASSETS

169.	The Directors may present a winding up petition on behalf of the Company without the sanction of a resolution of the Shareholders passed at a general meeting.

170.	If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors' claims in such manner and order as such liquidator thinks fit.

171.	If the Company shall be wound up, and the assets available for distribution amongst the Shareholders shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Shareholders in proportion to the par value of the Shares held by them. If in a winding up the assets available for distribution amongst the Shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the Shareholders in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due of all monies payable to the Company for unpaid calls or otherwise. This Article is without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

172.	If the Company shall be wound up (whether the liquidation is voluntary, under supervision or by the court) the liquidator may, subject to the rights attaching to any Shares and with the authority of a Special Resolution, divide among the Shareholders in specie the whole or any part of the assets of the Company, and whether or not the assets shall consist of property of a single kind, and may for such purposes set such value as the liquidator deems fair upon any one or more class or classes of property, and may determine how such division shall be carried out as between the Shareholders. The liquidator may, with the like authority, vest any part of the assets in trustees upon such trusts for the benefit of Shareholders as the liquidator, with the like authority, shall think fit, and the liquidation of the Company may be closed and the Company dissolved, but so that no Shareholder shall be compelled to accept any assets in respect of which there is liability.

INDEMNITY

173.	To the maximum extent permitted by applicable law, every Director (including for the purposes of this Article any alternate Director appointed pursuant to the provisions of these Articles) or officer of the Company together with every former Director and former officer of the Company and the personal representatives of the same (but not including the Company's auditors) (each an Indemnified Person) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by their own dishonesty, actual fraud or wilful default. No such Indemnified Person shall be liable to the Company for any loss or damage in carrying out their functions unless that liability arises through the dishonesty, actual fraud or wilful default of such Indemnified Person. No Indemnified Person shall be found to be dishonest or have committed actual fraud or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect, and such finding shall have become final and non-appealable.

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174.	The Directors on behalf of the Company, shall have the power to purchase and maintain insurance for the benefit of any person who is or was a Director or officer of the Company indemnifying them against any liability which may lawfully be insured against by the Company.

DISCLOSURE

175.	Any Director, officer or authorised agent of the Company shall, if lawfully required to do so under the laws of any jurisdiction to which the Company is subject or in compliance with the rules of any stock exchange upon which the Company’s shares are listed, be entitled to release or disclose to any regulatory or judicial authority, or to any stock exchange upon which the Company’s shares are listed, any information in their possession regarding the affairs of the Company including, without limitation, any information contained in the Register of Members.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

176.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

177.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend, the Directors may, at or within 90 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

178.	If the Register of Members is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

REGISTRATION BY WAY OF CONTINUATION

179.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. The Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

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FINANCIAL YEAR

180.	The Directors shall determine the financial year of the Company and may change the same from time to time. Unless they determine otherwise, the financial year of the Company shall end on December 31st of each year.

AMENDMENTS TO MEMORANDUM AND ARTICLES OF ASSOCIATION

181.	Subject to Article 21(c)(iv)(5), the Company may from time to time alter or add to these Articles or alter or add to the Memorandum with respect to any objects, powers or other matters specified therein or change the name of the Company by passing a Special Resolution in the manner prescribed by the Companies Act.

MERGERS AND CONSOLIDATION

182.	The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Companies Act) upon such terms as the Directors may determine and (to the extent required by the Companies Act) with the approval of a Special Resolution.

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Exhibit J-1

Form of PubCo Incentive Equity Plan

Prenetics GLOBAL Limited

2021 SHARE INCENTIVE PLAN

ARTICLE 1

PURPOSE

The purpose of the 2021 Share Incentive Plan of Prenetics Global Limited (the “Plan”) is to promote the success and enhance the value of Prenetics Global Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the Directors, Employees, and Consultants to those of the Company’s shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to the Company’s shareholders.

ARTICLE 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1                  “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate, securities, tax and other laws, rules, regulations and government orders, and the rules of any applicable stock exchange or national market system, of any jurisdiction applicable to Awards granted to residents therein.

2.2                  “Award” means an Option, a Restricted Share, a Restricted Share Unit, share appreciation rights or other types of awards approved by the Committee granted to a Participant pursuant to the Plan.

2.3                  “Award Agreement” means any written agreement, contract, or other instrument or document evidencing an Award, including through electronic medium.

2.4                  “Board” means the Board of Directors of the Company.

2.5                 “Cause” with respect to a Participant means (unless otherwise expressly provided in the applicable Award Agreement, or another applicable contract with the Participant that defines such term for purposes of determining the effect that a “for cause” termination has on the Participant’s Awards) a termination of employment or service based upon a finding by the Service Recipient, acting in good faith and based on its reasonable belief at the time, that the Participant:

(a)              has been negligent in the discharge of his or her duties to the Service Recipient, has refused to perform stated or assigned duties or is incompetent in or (other than by reason of a disability or analogous condition) incapable of performing those duties;

(b)              has been dishonest or committed or engaged in an act of theft, embezzlement or fraud, a breach of confidentiality, an unauthorized disclosure or use of inside information, customer lists, trade secrets or other confidential information;

(c)              has breached a fiduciary duty, or willfully and materially violated any other duty, law, rule, regulation or policy of the Service Recipient; or has been convicted of, or plead guilty or nolo contendere to, a felony or misdemeanor (other than minor traffic violations or similar offenses);

(d)              has materially breached any of the provisions of any agreement with the Service Recipient;

(e)              has engaged in unfair competition with, or otherwise acted intentionally in a manner injurious to the reputation, business or assets of, the Service Recipient; or

(f)               has improperly induced a vendor or customer to break or terminate any contract with the Service Recipient or induced a principal for whom the Service Recipient acts as agent to terminate such agency relationship.

A termination for Cause shall be deemed to occur (subject to reinstatement upon a contrary final determination by the Committee) on the date on which the Service Recipient first delivers written notice to the Participant of a finding of termination for Cause.

2.6                    “CEO” means the Chief Executive Officer of the Company.

2.7                    “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.8                    “Committee” shall mean a committee of one or more members of the Board and/or one or more executive officers of the Company delegated by the Board to administer the Plan, unless no committee has been delegated by the Board to administer the Plan, in which case the full Board shall constitute the Committee. To the extent necessary to comply with applicable rules and regulations, the Committee shall consist of two or more Independent Directors.

2.9                    “Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Service Recipient to render such services.

2.10                  “Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions, provided, however, that the Committee shall determine under (e) and (f) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

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(a)              an amalgamation, arrangement, merger or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated, or (ii) following the completion of which the holders of the voting securities of the Company immediately prior to the transaction or their respective affiliates do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity (or, as applicable, any Parent of such surviving entity) immediately following the transaction;

(b)              the individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least fifty percent (50%) of the Board; provided, that if the election, or nomination for election by the Company’s shareholders, of any new member of the Board is approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new member of the Board shall be considered as a member of the Incumbent Board;

(c)              the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(d)              the complete liquidation or dissolution of the Company;

(e)              any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons (other than to an affiliate) different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(f)                acquisition in a single or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; provided, however, that any of the following acquisitions shall not be deemed to be a Corporate Transaction: (1) by the Company, any Parent, Subsidiary or Related Entity, (2) by any employee benefit plan (or related trust) sponsored or maintained by the Company, any Parent, Subsidiary or Related Entity, or (3) by any underwriter temporarily holding securities pursuant to an offering of such securities.

Notwithstanding the foregoing, in no event will the transactions contemplated by that certain Business Combination Agreement entered into on [___], 2021, by and among the Company, Artisan Acquisition Corp., and certain other parties (the “Business Combination Agreement”) or the transactions occurring in connection therewith constitute a Corporate Transaction.

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2.11                “Director” means a member of the Board or a member of the board of directors of any Subsidiary of the Company.

2.12                “Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the Service Recipient’s long-term disability insurance program, as it may be amended from time to time, to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.13                “Effective Date” shall have the meaning set forth in Section 11.1.

2.14                “Employee” means any person employed by the Company or Subsidiary of the Company.

2.15                “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.16                “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)               If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation, The New York Stock Exchange or The Nasdaq Stock Market, the Fair Market Value shall be the closing sales price for such shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in on the website maintained by such exchange or market system or such other source as the Committee deems reliable;

(b)               If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, the Fair Market Value shall be the closing sales price for such shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c)               In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith and in its discretion.

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2.17                “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.18                “Independent Director” means (i) if the Shares or other securities representing the Shares are not listed on a stock exchange, a Director of the Company who is a Non-Employee Director; and (ii) if the Shares or other securities representing the Shares are listed on one or more stock exchange, a Director of the Company who meets the independence standards under the applicable corporate governance rules of the stock exchange(s).

2.19                “Non-Employee Director” means a member of the Board who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by the Board.

2.20                “Non-Statutory Share Option” means an Option that is not intended to be an Incentive Share Option.

2.21                “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Statutory Share Option.

2.22                “Parent” means a parent corporation under Section 424(e) of the Code.

2.23                “Participant” means a person who, as a Director, a Consultant or an Employee, has been granted an Award pursuant to the Plan.

2.24                “Plan” means this 2021 Share Incentive Plan of Prenetics Global Limited, as it may be amended and/or restated from time to time.

2.25                “Related Entity” means any business, corporation, partnership, limited liability company or other entity in which the Company or a Parent or Subsidiary of the Company holds a substantial ownership interest, directly or indirectly, or controls through contractual arrangements and consolidates the financial results according to applicable accounting standards, but which is not a Subsidiary and which the Board designates as a Related Entity for purposes of the Plan.

2.26                “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.27                “Restricted Share Unit” means the right granted to a Participant pursuant to Article 7 to receive a Share at a future date.

2.28                “Restriction Period” means the period during which the transfer of Restricted Shares are subject to restrictions, which restrictions may be based on the passage of time, the achievement of certain performance objectives, or the occurrence of other events as determined by the Committee, in its discretion.

2.29                “Securities Act” means the Securities Act of 1933 of the United States, as amended.

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2.30                “Service Recipient” means the Company or any Subsidiary of the Company and any Related Entity to which a Participant provides services as an Employee, a Consultant or a Director.

2.31                “Share” means an ordinary share of the Company, par value US$0.0001 per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 9.

2.32                “Subsidiary” means any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned or controlled through contractual arrangements directly or indirectly by the Company.

ARTICLE 3

SHARES SUBJECT TO THE PLAN

3.1                    Number of Shares.

(a)               Subject to the provision of Article 9 and Section 3.1(b), the maximum aggregate number of Shares with respect to which Awards may be granted under the Plan shall initially be [______]1, which will be increased on the first day of each calendar year beginning in the year immediately following closing of the transactions contemplated under the Business Combination Agreement and during the term of the Plan, in an amount equal to the lesser of (i) three percent (3%) of the total number of Shares issued and outstanding on an as-converted fully-diluted basis on the last day of the immediately preceding fiscal year and (ii) such number of Shares determined by the Board. The maximum number of Shares with respect to which Incentive Share Options may be granted under the Plan shall be [______] Shares.

(b)               To the extent that an Award terminates, expires, or lapses for any reason without having been exercised or settled in full, the number of Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by the Company or any Parent or Subsidiary of the Company shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan, in payment of the exercise price thereof or tax withholding thereon, may again be granted or awarded hereunder. If any Award is forfeited by the Participant or repurchased by the Company, the Shares underlying such Award may again be granted or awarded hereunder. Notwithstanding the provisions of this Section 3.1(b), no Shares may again be granted or awarded if such action would cause an Award intended to be an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

3.2                    Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares (subject to Applicable Laws) or Shares purchased on the open market. Additionally, at the discretion of the Committee, American Depository Shares in an amount equivalent to the number of Shares which otherwise would be distributed pursuant to an Award may be distributed in lieu of Shares in settlement of any Award. If the number of Shares represented by an American Depository Share is other than on a one-to-one basis, the limitations of Section 3.1 shall be adjusted to reflect the distribution of American Depository Shares in lieu of Shares.

1 Note to Draft: To include a number that is equal to 10% of PubCo’s fully-diluted outstanding capital stock immediately after the Acquisition Closing, inclusive of the award pool that remains authorized but unissued immediately prior to the Acquisition Closing.

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ARTICLE 4

ELIGIBILITY AND PARTICIPATION

4.1                    Eligibility. Persons eligible to participate in this Plan include Employees, Consultants and Directors, as determined by the Committee.

4.2                    Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals, those to whom Awards shall be granted and shall determine the nature and amount of each Award.

4.3                    Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides, is employed, operates or is incorporated. Moreover, the Committee may approve such supplements to, or amendments, restatements, or alternative versions of, the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

ARTICLE 5

OPTIONS

5.1                        General. The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)               Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Employees, Consultants or Directors at any time and from time to time as determined by the Committee. The Committee, in its sole discretion, shall determine the number of Shares subject to each Option. The Committee may grant Incentive Share Options, Non-Statutory Share Options, or a combination thereof.

(b)               Exercise Price. The exercise price per Share subject to an Option shall be determined by the Committee and set forth in the Award Agreement which may be a fixed or variable price, to the extent not prohibited by the Applicable Laws; provided, however, that no Option may be granted to an individual subject to taxation in the United States at less than the Fair Market Value on the date of grant, without compliance with Section 409A of the Code. The exercise price per Share subject to an Option may be amended or adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws or any exchange rule, a downward adjustment of the exercise prices of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the affected Participants.

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(c)               Vesting. The period during which the right to exercise, in whole or in part, an Option vests in the Participant shall be set by the Committee and the Committee may determine that an Option may not be exercised in whole or in part for a specified period after it is granted. Such vesting may be based on service with the Service Recipient or any other criteria selected by the Committee. At any time after grant of an Option, the Committee may, in its sole discretion and subject to whatever terms and conditions it selects, accelerate the period during which an Option vests. No portion of an Option which becomes unexercisable upon a termination of employment or service of the Participant shall thereafter become exercisable, except as may be otherwise provided by the Committee either in the Award Agreement or by action of the Committee following the grant of the Option.

(d)               Time and Conditions of Exercise; Term. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided that the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 12.1. The Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(e)               Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid, the form of payment, including, without limitation (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Hong Kong Dollars, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) Shares held for such period of time as may be required by the Committee in order to avoid adverse financial accounting consequences and having a Fair Market Value on the date of delivery equal to the aggregate exercise price of the Option or exercised portion thereof, (v) the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option, and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided that payment of such proceeds is then made to the Company upon settlement of such sale, (vi) other property acceptable to the Committee with a Fair Market Value equal to the exercise price, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(f)                Evidence of Grant. All Options shall be evidenced by an Award Agreement (substantially in the form set out in Appendix A) between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

(g)               Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

(i)               Dismissal for Cause. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient is terminated by the Service Recipient for Cause, the Participant’s Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable, and all vested Options shall be immediately forfeited;

(ii)              Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient terminates as a result of the Participant’s death or Disability:

(a)	all of the Options of the Participant shall vest on the date of his or her termination of employment or service (regardless of the vesting conditions and schedule), and the Participant (or his or her legal representative or beneficiary, in the case of the Participant’s Disability or death, respectively), will have until the date that is 12 months after the Participant’s termination of employment by or service to the Service Recipient (or, if earlier, the last day of the original maximum term of the option) to exercise the Participant’s Options; and

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(b)	the Options, to the extent exercisable for the 12-month period following the Participant’s termination of employment by or service to the Service Recipient and not exercised during such period, shall terminate at the close of business on the last day of the 12-month period (or, if earlier, the last day of the original maximum term of the option).

(iii)           Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient terminates for any reason other than a termination by the Service Recipient for Cause or because of the Participant’s death or Disability:

(a)	the Participant will have until the date that is 90 days after the Participant’s termination of employment or service (or, if earlier, the last day of the original maximum term of the option) to exercise his or her Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of employment or service;

(b)	the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of employment or service; and

(c)	the Options, to the extent exercisable for the 90-day period following the Participant’s termination of employment or service and not exercised during such period, shall terminate at the close of business on the last day of the 90-day period (or, if earlier, the last day of the original maximum term of the option).

5.2                    Incentive Share Options. Incentive Share Options may be granted to Employees of the Company or a Subsidiary of the Company. Incentive Share Options may not be granted to employees of a Related Entity or to Independent Directors. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

(a)               Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Statutory Share Options.

(b)               Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(c)               Notice of Disposition. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

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(d)               Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(e)               Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

ARTICLE 6

RESTRICTED SHARES

6.1                   Grant of Restricted Shares. The Committee, at any time and from time to time, may grant Restricted Shares to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Shares to be granted to each Participant.

6.2                    Restricted Shares Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement (substantially in the form set out in Appendix B) that shall specify the Restriction Period, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3                   Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Share). These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.4                    Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable Restriction Period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.5                   Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6                   Removal of Restrictions. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the Restriction Period. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee (in its discretion) may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

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ARTICLE 7

RESTRICTED SHARE UNITS

7.1                   Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2                    Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement (substantially in the form set out in Appendix C) that shall specify the vesting schedule, release conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3                   Form and Timing of Vesting and Release of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates and/or event or events upon which the Restricted Share Units shall become fully vested and non-forfeitable. After vesting and upon the satisfaction of the release conditions, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

7.4                   Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment and service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

ARTICLE 8

PROVISIONS APPLICABLE TO AWARDS

8.1                    Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award, which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.2                    No Transferability; Limited Exception to Transfer Restrictions.

8.2.1        Limits on Transfer. Unless otherwise expressly provided in (or pursuant to) this Section 8.2.1, by Applicable Law and by the Award Agreement, as the same may be amended:

(a)               all Awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge;

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(b)               Awards will be exercised only by the Participant; and

(c)               amounts payable or shares issuable pursuant to an Award will be delivered only to (or for the account of), and, in the case of Shares, registered in the name of, the Participant.

In addition, the shares shall be subject to the restrictions set forth in the applicable Award Agreement.

8.2.2        Further Exceptions to Limits on Transfer. The exercise and transfer restrictions in Section 8.2.1 will not apply to:

(a)               transfers to the Company or a Subsidiary;

(b)               transfers by gift to “immediate family” as that term is defined in SEC Rule 16a-1(e) promulgated under the Exchange Act;

(c)               the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution; or

(d)               if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by the Participant’s duly authorized legal representative; or

(e)               subject to the prior approval of the Committee or an executive officer or director of the Company authorized by the Committee, transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee or may establish. Any permitted transfer shall be subject to the condition that the Committee receives evidence satisfactory to it that the transfer is being made for estate and/or tax planning purposes and on a basis consistent with the Company’s lawful issue of securities.

Notwithstanding anything else in this Section 8.2.2 to the contrary, but subject to compliance with all Applicable Laws, Incentive Share Options, Restricted Shares and Restricted Share Units will be subject to any and all transfer restrictions under the Code applicable to such Awards or necessary to maintain the intended tax consequences of such Awards. Notwithstanding clause (b) above but subject to compliance with all Applicable Laws, any contemplated transfer by gift to “immediate family” as referenced in clause (b) above is subject to the condition precedent that the transfer be approved by the Committee in order for it to be effective.

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8.3                    Beneficiaries. Notwithstanding Section 8.2, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

8.4                    Performance Objectives and Other Terms. The Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Awards that will be paid out to the Participants.

8.5                    Share Certificates. Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award, unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply all Applicable Laws, and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

8.6                    Paperless Administration. Subject to Applicable Laws, the Committee may make Awards, provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

ARTICLE 9

changes in capital structure

9.1                    Adjustments. In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting the shares of Shares or the price or value of a Share, the Committee, shall consider whether there is any diminution or enlargement of the benefits intended to be made available under the Award, and then may in its sole discretion make such proportionate adjustments (if any) as it considers to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); (c) the grant or exercise price per share for any outstanding Awards under the Plan and (d) in the case of a spin-off, the additional number and type of shares (including shares in the entities being spun-off) that shall be issued or an appropriate decrease of exercise price in connection with the spin-off.

9.2                    Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for one or more of the following: (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the termination of any Award in exchange for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

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9.3                    Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 9, subject to Applicable Laws and the terms of the Plan, the Committee may, in its sole discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

9.4                    No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of shares subject to an Award or the grant or exercise price of any Award.

ARTICLE 10

ADMINISTRATION

10.1                Committee. The Plan shall be administered by the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Plan if required by Applicable Laws, and with respect to Awards granted to the Committee member(s), Independent Directors and executive officers of the Company and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

10.2                Delegation of Administration of the Plan. Subject to compliance with Applicable Laws, the Committee may delegate some or all of the administration of the Plan to the CEO, subject to Applicable Laws. If administration of the Plan is delegated to the CEO, the CEO will have, in connection with the administration of the Plan, the powers theretofore possessed by the Committee that have been delegated to the CEO. To the extent that the CEO administers the Plan, references in the Plan to the “Committee” shall be deemed to refer to the CEO. Any delegation of administrative powers will be reflected in resolutions, not inconsistent with the provisions of the Plan, adopted from time to time by the Committee. The Committee may retain the authority to concurrently administer the Plan with the CEO and may, at any time, revest in the Committee some or all of the powers previously delegated.

10.3                Action by the Committee. If the Committee comprises one or two members, it shall act by unanimous consent. If the Committee comprises more than two members, a majority of the Committee shall constitute a quorum and the acts of a majority of the members present at any meeting at which a quorum is present, or acts approved in writing by all the Committee members in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of the Company or any Subsidiary or Parent of the Company, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

10.4                Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)               designate Participants to receive Awards;

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(b)               determine the type or types of Awards to be granted to each Participant;

(c)               determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)               determine the terms and conditions of any Award granted pursuant to the Plan, including, but not limited to, the exercise price, the exercise condition, grant price, or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations or waivers thereof, any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)               determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)                prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)               decide all other matters that must be determined in connection with an Award;

(h)               determine the Fair Market Value, consistent with the terms of the Plan;

(i)                 establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(j)                 interpret the terms of, and any matter arising pursuant to, the Plan, any Award Agreement and any Award granted thereunder;

(k)               amend terms and conditions of Award Agreements; and

(l)                 make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan, including design and adopt from time to time new types of Awards that are in compliance with Applicable Laws.

10.5        Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan, any Award Agreement and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

ARTICLE 11

EFFECTIVE AND EXPIRATION DATE

11.1                Effective Date. The Plan was approved by the Board on [___], 2021. The Plan will become effective on the date immediately after the date of the closing of the transactions contemplated by the Business Combination Agreement (the “Effective Date”), provided that the Plan is approved by the Company’s shareholders prior to the Effective Date and such approval occurs within 12 months following the date the Board approved the Plan. If the Plan is not approved by the Company’s shareholders within the foregoing time frame, or if the Business Combination Agreement is terminated prior to the consummation of the transactions contemplated thereby, the Plan will not become effective. No Incentive Share Option may be granted pursuant to the Plan after the tenth anniversary of the earlier of (i) the date the Plan was approved by the Board and (ii) the date the Plan was approved by the Company’s shareholders.

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11.2                Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

ARTICLE 12

AMENDMENT, MODIFICATION, AND TERMINATION

12.1                Amendment, Modification, And Termination. With the approval of the Board, at any time and from time to time, the Committee may terminate, amend or modify the Plan; provided, however, that (a) to the extent necessary to comply with Applicable Laws or stock exchange rules, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, unless the Company decides to follow home country practice, and (b) unless the Company is permitted to follow and actually follows home country practice, shareholder approval is required for any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 9) or (ii) permits the Committee to extend the term of the Plan.

12.2                Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant. Termination of the Plan will not affect the Committee’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

ARTICLE 13

GENERAL PROVISIONS

13.1                No Rights to Awards. No Participant, employee, or other person shall have any claim to be granted any Award pursuant to the Plan, and neither the Company nor the Committee is obligated to treat Participants, employees, and other persons uniformly.

13.2                No Shareholders Rights. Except as otherwise determined by the Committee at the time of the grant of an Award or thereafter, no Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

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13.3                Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws. The Company or any Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required or permitted by Applicable Laws to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the maximum withholding amount consistent with the Award being subject to equity accounting treatment under the Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor provision.

13.4                No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employment or services of any Service Recipient.

13.5                Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

13.6                Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

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13.7                Relationship to other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary or Parent of the Company except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.8                Expenses. The expenses of administering the Plan shall be borne by the Company and its Subsidiaries.

13.9                Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.10            Fractional Shares. No fractional Shares shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional Shares or whether such fractional Shares shall be eliminated by rounding up or down as appropriate.

13.11            Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan, and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act, shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

13.12                     Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

13.13                     Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by but not the choice of law rules of the Cayman Islands.

13.14                     Section 409A. It is the intent of the Company that payments and benefits under the Plan comply with Section 409A of the Code to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and be administered to be in compliance therewith. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award Agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

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Appendix A

Form of Share Option Award Agreement

Appendix B

Form of Restricted Shares Award Agreement

Appendix C

Form of Restricted Share Units Award Agreement

Exhibit J-2

Material Terms of PubCo Employee Share Purchase Program

Share Reserve / Evergreen	The PubCo Employee Share Purchase Program shall have an initial award pool of PubCo Class A Ordinary Shares equal to two percent (2%) of PubCo’s fully-diluted outstanding share capital immediately after the Acquisition Effective Time (the “Share Reserve”). The Share Reserve will automatically increase on the first day of each calendar year by an amount of PubCo Class A Ordinary Shares equal to the lesser of (a) one percent (1%) of PubCo’s fully-diluted outstanding share capital on the last day of the immediately preceding calendar year and (b) such smaller number determined by the board of directors of PubCo.

Exhibit 10.1

FINAL VERSION

FORM OF SUBSCRIPTION AGREEMENT

Artisan Acquisition Corp.

Room 1111, New World Tower 1

18 Queen’s Road, Central, Hong Kong

Prenetics Global Limited

7th Floor, Prosperity Millennia Plaza

663 King’s Road, North Point, Hong Kong

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is being entered into as of September 15, 2021, by and among Artisan Acquisition Corp., an exempted company incorporated under the laws of the Cayman Islands (“SPAC”), Prenetics Global Limited, an exempted company newly formed under the laws of the Cayman Islands (the “Issuer”) and the undersigned subscriber (the “Investor”), in connection with the Business Combination Agreement, dated as of the date hereof (as may be amended, supplemented or otherwise modified from time to time, the “Transaction Agreement”), by and among SPAC, the Issuer, Prenetics Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) and the other parties thereto providing for the combination of SPAC, the Issuer and the Company, on the terms and subject to the conditions therein pursuant to (i) the merger of SPAC with a wholly-owned subsidiary of the Issuer (“Merger Sub 1”) with Merger Sub 1 being the surviving entity (“Merger 1”), followed by (ii) the merger of the Company with a wholly-owned subsidiary of the Issuer with the Company being the surviving entity (“Merger 2,” and together with Merger 1 and the other transactions contemplated by the Transaction Agreement, collectively, the “Transaction”). In connection with the Transaction, the Issuer is seeking commitments from interested investors to purchase, contingent upon, and substantially concurrently with the closing of the Transaction, that number of Class A ordinary shares in the capital of the Issuer, par value $0.0001 per share (the “Shares”) set forth on the signature page of this Subscription Agreement in a private placement for a purchase price of $10.00 per share (the “Per Share Purchase Price”). On or prior to the date of this Subscription Agreement, SPAC and the Issuer are entering into subscription agreements (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other investors (the “Other Investors,” and together with the Investor, collectively, the “Investors”), pursuant to which the Investors have agreed to purchase on the closing date of the Transaction, inclusive of the Shares subscribed for by the Investor, an aggregate amount of up to 6,000,000 Shares, at the Per Share Purchase Price. The aggregate purchase price to be paid by the Investor for the subscribed Shares as set forth on the signature page hereto (the “Subscribed Shares”) is referred to herein as the “Subscription Amount.”

In connection therewith, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, each of the Investor, the Issuer and SPAC acknowledges and agrees as follows:

1.            Subscription. The Investor hereby irrevocably subscribes for and agrees to purchase from the Issuer the number of Shares set forth on the signature page of this Subscription Agreement on the terms and subject to the conditions provided for herein. The Investor acknowledges and agrees that the Issuer reserves the right to accept or reject the Investor’s subscription for the Shares for any reason or for no reason, in whole or in part, at any time prior to its acceptance, and the same shall be deemed to be accepted by the Issuer only when this Subscription Agreement is signed by a duly authorized person by or on behalf of the Issuer; the Issuer may do so in counterpart form.

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2.            Closing. The closing of the sale of the Shares contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. The Closing shall occur on the date of, and substantially concurrently with and conditioned upon the consummation of, the Transaction; provided that the Closing shall occur no earlier than immediately after the effective time of Merger 1. Upon (a) satisfaction or waiver of the conditions set forth in Section 3 below and (b) delivery of written notice from (or on behalf of) the Issuer to the Investor (the “Closing Notice”), that the Issuer reasonably expects all conditions to the closing of the Transaction to be satisfied or waived on a date that is not less than five (5) business days from the date on which the Closing Notice is delivered to the Investor, the Investor shall deliver to the Issuer, three (3) business days prior to the closing date specified in the Closing Notice (the “Closing Date”), the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account(s) in an escrow bank specified by the Issuer in the Closing Notice, to be held in escrow until the closing of Merger 2. The Investor shall also deliver to the Issuer any other information that is reasonably requested in the Closing Notice in order for the Issuer to issue the Investor’s Shares, including, without limitation, the legal name of the person in whose name such Shares are to be issued and a duly executed Internal Revenue Service Form W-9 or W-8, as applicable. As soon as practicable following, but not later than one (1) business day after the Closing Date, the Issuer shall (1) issue a number of Shares to the Investor set forth on the signature page to this Subscription Agreement and subsequently cause such Shares to be registered in book entry form in the name of the Investor on the Issuer’s register of members and (2) deliver to the Investor a copy of the records of the Issuer’s transfer agent or other evidence showing the Investor as the owner of the Shares on and as of the Closing Date; provided, however, that the Issuer’s obligation to issue the Shares to the Investor is contingent upon the Issuer having received the Subscription Amount in full accordance with this Section 2. If the Closing does not occur within ten (10) business days following the Closing Date specified in the Closing Notice, unless otherwise agreed to in writing by SPAC, the Issuer and Investor, the Issuer shall promptly (but not later than one (1) business day thereafter) return the Subscription Amount in full to the Investor. For purposes of this Subscription Agreement, “business day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, Hong Kong or the Cayman Islands are authorized or required by law to close.

3.            Closing Conditions.

a.            The obligation of the parties hereto to consummate the purchase and sale of the Shares pursuant to this Subscription Agreement is subject to the satisfaction or valid waiver by SPAC and the Issuer, on the one hand, and the Investor on the other hand, of the condition that all conditions precedent to the closing of the Transaction under the Transaction Agreement shall have been satisfied (as determined by the parties to the Transaction Agreement and other than those conditions under the Transaction Agreement which, by their nature, are to be fulfilled at the closing of the Transaction, including to the extent that any such condition is dependent upon the consummation of the purchase and sale of the Shares pursuant to this Subscription Agreement) or waived and the closing of the Transaction shall be scheduled to occur concurrently with or on the same date as the Closing Date.

b.            The obligation of the Issuer to consummate the issuance and sale of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or valid waiver by the Issuer of the additional conditions that (i) all representations and warranties of the Investor contained in this Subscription Agreement are true and correct in all material respects at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by the Investor of each of the representations and warranties of the Investor contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of the Investor required to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

c.            The obligation of the Investor to consummate the purchase of the Shares pursuant to this Subscription Agreement shall be subject to the satisfaction or valid waiver by the Investor of the additional conditions that (i) all representations and warranties of the Issuer and SPAC contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, Issuer Material Adverse Effect or SPAC Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date, and consummation of the Closing shall constitute a reaffirmation by each of the Issuer and SPAC of each of their respective representations and warranties contained in this Subscription Agreement as of the Closing Date and (ii) all obligations, covenants and agreements of the Issuer required by the Subscription Agreement to be performed by it at or prior to the Closing Date shall have been performed in all material respects.

4.            Further Assurances. At or prior to the Closing Date, the parties hereto shall execute and deliver or cause to be executed and delivered such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the subscription as contemplated by this Subscription Agreement.

5.            Issuer Representations and Warranties. The Issuer represents and warrants to the Investor that:

a.            The Issuer is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. The Issuer has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

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b.            As of the Closing Date, subject to the receipt of the Subscription Amount in accordance with the terms of this Subscription Agreement and registration on the Issuer’s register of members, the Shares will be duly authorized and, when issued and delivered to the Investor against full payment therefor in accordance with the terms of this Subscription Agreement and registered on the Issuer’s register of members, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s memorandum and articles of association (as may be amended and/or restated from time to time) in effect on the Closing Date or under the Companies Act (as revised) of the Cayman Islands.

c.            This Subscription Agreement has been duly authorized, executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding agreement of SPAC and the Investor, this Subscription Agreement is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

d.            The issuance and sale of the Shares and the compliance by the Issuer with all of the provisions of this Subscription Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer is a party or by which the Issuer is bound or to which any of the property or assets of the Issuer is subject that would reasonably be expected to have a material adverse effect on the ability of the Issuer to timely comply in all material respects with the terms of this Subscription Agreement (an “Issuer Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

e.            Assuming the accuracy of the Investor’s representations and warranties set forth in Section 6, no registration under the Securities Act of 1933, as amended (the “Securities Act”) is required for the offer and sale of the Shares by the Issuer to the Investor hereunder. The Shares (i) were not offered by any form of general solicitation or general advertising and (ii) to the Issuer’s knowledge are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

f.            The Other Subscription Agreements reflect the same Per Share Purchase Price and other material terms and conditions (including the registration rights) with respect to the purchase of the Shares that are no more favorable to such investor thereunder in any material respect than the terms of this Subscription Agreement, other than terms particular to the regulatory requirements of such investor or its affiliates or related funds that are mutual funds or are otherwise subject to regulations related to the timing of funding and the issuance of the related Shares. For the avoidance of doubt, this Section 5f shall not apply to the Forward Purchase Agreements (as defined below) or any other document entered into in connection therewith.

6.            Investor Representations and Warranties. The Investor represents and warrants to SPAC, the Issuer and the Placement Agents (defined below) that:

a.            The Investor, or each of the funds managed by or affiliated with the Investor for which the Investor is acting as nominee, as applicable, (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), in each case, satisfying the applicable requirements set forth on Schedule A, and accordingly, understands that the offering meets the exemptions from filing under FINRA Rule 5123(b)(1)(C) or (J), (ii) is acquiring the Shares only for his, her or its own account and not for the account of others, or if the Investor is subscribing for the Shares as a fiduciary or agent for one or more investor accounts, the Investor has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring the Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information set forth on Schedule A). The Investor (i) is an “institutional account” as defined by FINRA Rule 4512(c), (ii) is a sophisticated investor, experienced in investing in private equity transactions and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities and (iii) exercised independent judgment in evaluating the Investor’s participation in the purchase of the Shares, and (z) understands that the offering meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b). The information provided by the Investor on Schedule A is true and correct in all respects.

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b.            The Investor acknowledges and agrees that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares have not been registered under the Securities Act. The Investor acknowledges and agrees that the Shares may not be offered, resold, transferred, pledged or otherwise disposed of by the Investor absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of clauses (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates representing the Shares shall contain a restrictive legend to such effect. The Investor acknowledges and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Investor may not be able to readily offer, resell, transfer, pledge or otherwise dispose of the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Investor acknowledges and agrees that the Shares will not be eligible for offer, resale, transfer, pledge or disposition pursuant to Rule 144 promulgated under the Securities Act until at least one year from the Closing Date. The Investor acknowledges and agrees that it has been advised to consult legal counsel and tax and accounting advisors prior to making any offer, resale, transfer, pledge or disposition of any of the Shares.

c.            The Investor acknowledges and agrees that the Investor is purchasing the Shares directly from the Issuer. The Investor further acknowledges that there have been no representations, warranties, covenants and agreements made to the Investor by or on behalf of SPAC, the Issuer, the Company, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing or any other person or entity, expressly or by implication, other than those representations, warranties, covenants and agreements of the Issuer expressly set forth in Section 5 of this Subscription Agreement and those representations, warranties, covenants and agreements of SPAC expressly set forth in Section 7 of this Subscription Agreement.

d.            The Investor’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

e.            The Investor acknowledges and agrees that the Investor has received such information as the Investor deems necessary in order to make an investment decision with respect to the Shares, including, with respect to SPAC, the Issuer, the Company, the Transaction and the business of the Company and its subsidiaries. Without limiting the generality of the foregoing, the Investor acknowledges that he, she or it has reviewed the respective filings of SPAC and the Issuer with the U.S. Securities and Exchange Commission (the “SEC”). The Investor acknowledges and agrees that the Investor and the Investor’s professional advisor(s), if any, have had the full access to and opportunity to ask such questions, receive such answers and obtain such financial and other information and an opportunity to review such information as the Investor and such Investor’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares.

f.            The Investor became aware of this offering of the Shares solely by means of direct contact between the Investor and the Placement Agents, SPAC, the Issuer, the Company or a representative of the SPAC, Issuer or the Company, and the Shares were offered to the Investor solely by direct contact between the Investor and the Placement Agents, SPAC, the Issuer, the Company or a representative of SPAC, the Issuer or the Company. The Investor did not become aware of this offering of the Shares, nor were the Shares offered to the Investor, by any other means. The Investor acknowledges that the Shares (i) were not offered by any form of general solicitation or general advertising or, to its knowledge, general solicitation and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, SPAC, the Issuer, the Company, the Placement Agents (as defined herein), any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer contained in Section 5 of this Subscription Agreement and of SPAC contained in Section 7 of this Subscription Agreement, in making its investment or decision to invest in the Issuer.

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g.            The Investor acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the Issuer’s and SPAC’s respective filings with the SEC. The Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Investor has sought such accounting, legal and tax advice as the Investor has considered necessary to make an informed investment decision and the Investor has made its own assessment and has satisfied itself concerning relevant tax and other economic considerations relative to its purchase of the Shares. The Investor will not look to the Placement Agents for all or part of any such loss or losses the Investor may suffer, is able to sustain a complete loss on its investment in the Shares, has no need for liquidity with respect to its investment in the Shares and has no reason to anticipate any change in circumstances, financial or otherwise, which may cause or require any sale or distribution of all or any part of the Shares.

h.            Alone, or together with any professional advisor(s), the Investor has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Investor and that the Investor is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Investor’s investment in the Issuer. The Investor acknowledges specifically that a possibility of total loss exists.

i.            In making its decision to purchase the Shares, the Investor has relied solely upon independent investigation made by the Investor. Without limiting the generality of the foregoing, the Investor has not relied on any statements or other information provided by or on behalf of any Placement Agent or any of its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing concerning the Issuer, the Company, the Transaction, the Transaction Agreement, this Subscription Agreement or the transactions contemplated hereby or thereby, the Shares or the offer and sale of the Shares.

j.            The Investor acknowledges that (i) the Company, the SPAC and the Placement Agents currently may have, and later may come into possession of, information regarding the Company and the SPAC that is not known to the Investor and that may be material to a decision to enter into this transaction to purchase the Shares (“Excluded Information”), (ii) the Investor has determined to enter into the this transaction to purchase the Shares notwithstanding its lack of knowledge of the Excluded Information, and (iii) neither the Company, the SPAC nor the Placement Agents shall have liability to the Investor, and the Investor hereby to the extent permitted by law waive and releases any claims it may have against the Company, the SPAC and the Placement Agents, with respect to the nondisclosure of the Excluded Information.

k.            The Investor acknowledges that certain information provided to the Investor was based on projections, and such projections were prepared based on assumptions and estimates that are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The Investor acknowledges that such information and projections were prepared without the participation of the Placement Agents and that the Placement Agents do not assume responsibility for independent verification of, or the accuracy or completeness of, such information or projections.

l.            The Investor acknowledges that the Placement Agents: (i) have not provided the Investor with any information or advice with respect to the Shares, (ii) have not made or make any representation, express or implied as to SPAC, the Issuer, the Company, the Company’s credit quality, the Shares or the Investor’s purchase of the Shares, (iii) have not acted as the Investor’s financial advisor or fiduciary in connection with the issue and purchase of Shares, and (iv)  may have existing or future business relationships with SPAC, the Issuer and the Company (including, but not limited to, lending, depository, risk management, advisory and banking relationships) and will pursue actions and take steps that it deems or they deem necessary or appropriate to protect its or their interests arising therefrom without regard to the consequences for a holder of Shares, and that certain of these actions may have material and adverse consequences for a holder of Shares.

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m.            The Investor acknowledges that it has not relied on the Placement Agents in connection with its determination as to the legality of its acquisition of the Shares or as to the other matters referred to herein and the Investor has not relied on any investigation that the Placement Agents, any of their affiliates or any person acting on their behalf have conducted with respect to the Shares, SPAC or the Company. The Investor further acknowledges that it has not relied on any information contained in any research reports prepared by the Placement Agents or any of their respective affiliates.

n.            The Investor acknowledges and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Shares or made any findings or determination as to the fairness of this investment.

o.            The Investor, if not an individual, has been duly formed or incorporated and is validly existing and is in good standing under the laws of its jurisdiction of formation or incorporation, with power and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

p.            The execution, delivery and performance by the Investor of this Subscription Agreement are within the powers of the Investor, have been duly authorized and will not constitute or result in a breach or default under or conflict with any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Investor is a party or by which the Investor is bound, and, if the Investor is not an individual, will not violate any provisions of the Investor’s organizational documents, including, without limitation, its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Investor is an individual, has legal competence and capacity to execute the same or, if the Investor is not an individual, the signatory has been duly authorized to execute the same, and, assuming that this Subscription Agreement constitutes the valid and binding obligation of SPAC and the Issuer, this Subscription Agreement constitutes a legal, valid and binding obligation of the Investor, enforceable against the Investor in accordance with its terms except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

q.            The Investor is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) owned, directly or indirectly, or controlled by, or acting on behalf of, one or more persons that are named on the OFAC List; (iii) organized, incorporated, established, located, resident or born in, or a citizen, national or the government, including any political subdivision, agency or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine or any other country or territory embargoed or subject to substantial trade restrictions by the United States, (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (each, a “Prohibited Investor”). The Investor agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Investor is permitted to do so under applicable law. If the Investor is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Investor maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed to ensure compliance with OFAC-administered sanctions programs, including for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, the Investor maintains policies and procedures reasonably designed to ensure that the funds held by the Investor and used to purchase the Shares were legally derived and were not obtained, directly or indirectly, from a Prohibited Investor.

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r.            Except as expressly disclosed in a Schedule 13D or Schedule 13G (or amendments thereto) filed by the Investor with the SEC with respect to the beneficial ownership of SPAC’s ordinary shares prior to the date hereof, the Investor is not currently (and at all times through Closing will refrain from being or becoming) a member of a “group” (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) acting for the purpose of acquiring, holding or disposing of equity securities of SPAC (within the meaning of Rule 13d-5(b)(1) under the Exchange Act).

s.            No foreign person (as defined in Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations issued and effective thereunder (together, the “DPA”)) in which the national or subnational governments of a single foreign state have a “substantial interest” (as defined in the DPA) will acquire a “substantial interest” (as defined in the DPA) in the Issuer as a result of the purchase of Shares by the Investor hereunder such that a filing before the Committee on Foreign Investment in the United States would be required under the DPA, and no such foreign person will have “control” (as defined in the DPA) over the Issuer from and after the Closing as a result of the purchase of Shares by the Investor hereunder.

t.            No disclosure or offering document has been prepared by UBS Securities LLC (“UBS Securities”), China International Capital Corporation Hong Kong Securities Limited (“CICC”), Citigroup Global Markets Inc. (“Citi”) and Credit Suisse Securities (USA) LLC (“CS”) or any of their respective affiliates (collectively, the “Placement Agents”) in connection with the offer and sale of the Shares.

u.            Neither the Placement Agents, nor any of their respective affiliates nor any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing have made any independent investigation with respect to SPAC, the Issuer, the Company or its subsidiaries or any of their respective businesses, or the Shares or the accuracy, completeness or adequacy of any information supplied to the Investor by SPAC, the Issuer or the Company.

v.            In connection with the issue and purchase of the Shares, none of the Placement Agents has acted as the Investor’s financial advisor or fiduciary.

w.            The Investor has or has commitments to have and, when required to deliver payment to the Issuer pursuant to Section 2 above, will have, sufficient funds to pay the Subscription Amount and consummate the purchase and sale of the Shares pursuant to this Subscription Agreement.

x.            The Investor does not have, as of the date hereof, and during the 30-day period immediately prior to the date hereof, the Investor has not entered into, any “put equivalent position” as such term is defined in Rule 16a-1 under the Exchange Act or end of day short sale positions with respect to the securities of SPAC.

y.            If the Investor is an employee benefit plan that is subject to Title I of ERISA, a plan, an individual retirement account or other arrangement that is subject to section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”) or an employee benefit plan that is a governmental plan (as defined in section 3(32) of ERISA), a church plan (as defined in section 3(33) of ERISA), a non-U.S. plan (as described in section 4(b)(4) of ERISA) or other plan that is not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code, or an entity whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”) subject to the fiduciary or prohibited transaction provisions of ERISA or section 4975 of the Code, the Investor represents and warrants that (i) neither the SPAC, the Issuer nor, to the Investor’s knowledge, any of the SPAC’s or the Issuer’s respective affiliates (the “Transaction Parties”) has acted as the Plan’s fiduciary, or has been relied on for advice, with respect to its decision to acquire and hold the Subscribed Shares, and none of the Transaction Parties shall at any time be relied upon as the Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer the Subscribed Shares and (ii) the acquisition and holding of the Subscribed Shares will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

z.            No broker, finder or other financial consultant is acting on the Investor’s behalf in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability of the Issuer or SPAC for the payment of any fees, costs, expenses or commissions.

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aa.         The Investor acknowledges that (i) UBS Securities and CS will be acting as Placement Agents and also acted as underwriter to the SPAC in connection with the SPAC’s initial public offering for which they will receive deferred underwriting commission contingent upon the closing of the Transaction; (ii) UBS Securities is also acting as financial advisor to the SPAC in connection with the Transaction for which it will receive compensation and (iii) Citi will be acting as Placement Agent and is also acting as financial advisor to the Company in connection with the Transaction for which it will receive compensation.

7.            SPAC Representations and Warranties. SPAC represents and warrants to the Investor that:

a.            SPAC is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. SPAC has all power (corporate or otherwise) and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

b.            This Subscription Agreement has been duly authorized, executed and delivered by SPAC and, assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer and the Investor, this Subscription Agreement is enforceable against the SPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, or (ii) principles of equity, whether considered at law or equity.

c.            The execution, delivery and performance of this Subscription Agreement (including compliance by SPAC with all of the provisions hereof) and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of SPAC pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, lease, license or other agreement or instrument to which SPAC is a party or by which SPAC is bound or to which any of the property or assets of SPAC is subject that would reasonably be expected to have a material adverse effect on the ability of SPAC to timely comply in all material respects with the terms of this Subscription Agreement (a “SPAC Material Adverse Effect”); (ii) result in any violation of the provisions of the organizational documents of SPAC; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over SPAC or any of its properties that would reasonably be expected to have a SPAC Material Adverse Effect.

d.            As of their respective filing dates, each form, report, statement, schedule, prospectus, proxy, registration statement and other documents filed by SPAC with the SEC prior to the date of this Subscription Agreement (the “SEC Documents”) complied in all material respects with the requirements of the Exchange Act applicable to the SEC Documents and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents. None of the SEC Documents filed under the Exchange Act, contained, when filed or, if amended prior to the date of this Subscription Agreement, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that SPAC makes no such representation or warranty with respect to the proxy statement of SPAC to be filed in connection with the approval of the Transaction Agreement by the shareholders of SPAC or any other information relating to the Company or any of its affiliates included in any SEC Document or filed as an exhibit thereto. To the knowledge of SPAC, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the SEC Documents.

8.            Registration Rights.

a.            In the event that the Shares are not registered in connection with the consummation of the Transaction, the Issuer agrees that, within thirty (30) calendar days after the Closing Date, it will file or cause to be filed, with the SEC (at the its sole cost and expense) a registration statement registering the resale of the Shares (the “Registration Statement”), and it shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof. In connection with the foregoing, Investor shall not be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. The Issuer agrees to, except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to cause such Registration Statement, or another shelf registration statement that includes the Shares to be sold pursuant to this Subscription Agreement, to remain effective until the earliest of (i) the second anniversary of the Closing, (ii) the date on which the Investor ceases to hold any Shares issued pursuant to this Subscription Agreement, or (iii) on the first date on which the Investor is able to sell all of its Shares issued pursuant to this Subscription Agreement (or shares received in exchange therefor) under Rule 144 promulgated under the Securities Act (“Rule 144”) without the public information, volume or manner of sale limitations of such rule (such date, the “End Date”).

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b.            Prior to the End Date, the Issuer will use commercially reasonable efforts to qualify the Shares for listing on the applicable stock exchange. The Investor agrees to disclose its ownership to the Issuer upon request to assist it in making the determination with respect to Rule 144 described in clause (iii) above. The Issuer may amend the Registration Statement so as to convert the Registration Statement to a Registration Statement on Form F-3 at such time after the Issuer becomes eligible to use such Form F-3. The Investor acknowledges and agrees that the Issuer may suspend the use of any such registration statement if it determines that in order for such registration statement not to contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act. The Issuer’s obligations to include the Shares issued pursuant to this Subscription Agreement (or shares issued in exchange therefor) for resale in the Registration Statement are contingent upon the Investor furnishing in writing to the Issuer such information regarding the Investor, the securities of the Issuer held by the Investor and the intended method of disposition of such Shares, which shall be limited to non-underwritten public offerings, as shall be reasonably requested by the Issuer to effect the registration of such Shares, and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling stockholder in similar situations.

c.            Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall be entitled to delay or postpone the effectiveness of the Registration Statement, and from time to time to require the Investor not to sell under the Registration Statement or to suspend the effectiveness thereof, if (x) the use of the Registration Statement would require the inclusion of financial statements that are unavailable for reasons beyond the Issuer’s control, (y) the Issuer determines that in order for the Registration Statement to not contain a material misstatement or omission, an amendment thereto would be needed to include information that would at that time not otherwise be required in a current, quarterly, or annual report under the Exchange Act, or if (z) such filing or use could materially affect a bona fide business or financing transaction of the Issuer or its subsidiaries or would require additional disclosure by the Issuer in the Registration Statement of material information that the Issuer has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”). Upon receipt of any written notice from the Issuer of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Investor agrees that it will immediately discontinue offers and sales of the Subscribed Shares under the Registration Statement until the Investor receives copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and receives notice that any post-effective amendment has become effective or unless otherwise notified by the Issuer that it may resume such offers and sales; provided, for the avoidance of doubt, that the Issuer shall not include any material non-public information in any such written notice. If so directed by the Issuer, the Investor will deliver to the Issuer or destroy all copies of the prospectus covering the Subscribed Shares in the Investor’s possession.

d.            Indemnification

(i)            The Issuer agrees to indemnify and hold harmless, to the extent permitted by law, the Investor, its directors, and officers, employees, and agents, and each person who controls the Investor (within the meaning of the Securities Act or the Exchange Act) from and against any and all out-of-pocket losses, claims, damages, liabilities and expenses (including, without limitation, any reasonable and documented attorneys’ fees and expenses incurred in connection with defending or investigating any such action or claim) caused by any untrue or alleged untrue statement of a material fact contained in any Registration Statement, prospectus included in any Registration Statement or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Issuer by or on behalf of the Investor expressly for use therein.

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(ii)            The Investor agrees, severally and not jointly with any person that is a party to the Other Subscription Agreements, to indemnify and hold harmless the Issuer, its directors and officers and agents and each person who controls the Issuer (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by or on behalf of the Investor expressly for use therein. In no event shall the liability of the Investor be greater in amount than the dollar amount of the net proceeds received by the Investor upon the sale of the Shares purchased pursuant to this Subscription Agreement giving rise to such indemnification obligation.

(iii)            Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel it elects in its sole discretion. If such defense is assumed, the indemnifying party will not be liable to the indemnified party for any legal or other expenses incurred by the indemnified party and shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(iv)            The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Shares purchased pursuant to this Subscription Agreement.

(v)            If the indemnification provided under this Section 8d from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by or on behalf of, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 8d from any person who was not guilty of such fraudulent misrepresentation. Any contribution pursuant to this Section 8d by any seller of Shares shall be limited in amount to the amount of net proceeds received by such seller from the sale of such Shares pursuant to the Registration Statement. Notwithstanding anything to the contrary herein, in no event will any party be liable for consequential, special, exemplary or punitive damages in connection with this Subscription Agreement.

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9.            Additional Investor Agreement. The Investor agrees that, from the date of this Subscription Agreement, none of the Investor or any person or entity acting on behalf of the Investor or pursuant to any understanding with the Investor will engage in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or similar instrument, including without limitation equity repurchase agreements and securities lending arrangements, however, described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale, loan, pledge or other disposition or transfer (whether by the Investor or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, physically or synthetically, of any securities of the SPAC prior to the Closing, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of securities of the SPAC, in cash or otherwise, or to publicly disclose the intention to undertake any of the foregoing; provided that the provisions of this Section 9 shall not apply to long sales (including sales of securities held by the Investor prior to the date of this Subscription Agreement and securities purchased by the Investor in the open market after the date of this Subscription Agreement) other than those effectuated through derivatives transactions and similar instruments.

10.            Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms without being consummated, (b) upon the mutual written agreement of each of the parties hereto and the Company to terminate this Subscription Agreement, and (c) 30 days after the Outside Date (as defined in the Transaction Agreement as in effect on the date hereof), if the Closing has not occurred by such date other than as a result of a breach of the Investor’s obligations hereunder (the termination events described in clauses (a)–(c) above, collectively, the “Termination Events”); provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from any such willful breach. The Issuer shall notify the Investor in writing of the termination of the Transaction Agreement promptly after the termination of such agreement. Upon the occurrence of any Termination Event, this Subscription Agreement shall be void and of no further effect and any monies paid by the Investor to the Issuer in connection herewith shall promptly (and in any event within two (2) business days) following the Termination Event be returned to the Investor.

11.            Trust Account Waiver. The Investor acknowledges that SPAC is a blank check company with the powers and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving SPAC and one or more businesses or assets. The Investor further acknowledges that, as described in SPAC’s prospectus relating to its initial public offering dated May 13, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of SPAC’s assets consist of the cash proceeds of SPAC’s initial public offering and private placement of its securities, and substantially all of those proceeds have been deposited in a trust account (the “Trust Account”) for the benefit of SPAC, its public shareholders and the underwriters of SPAC’s initial public offering. Except with respect to interest earned on the funds held in the Trust Account that may be released to SPAC to pay its tax obligations and to fund certain of its working capital requirements, the cash in the Trust Account may be disbursed only for the purposes set forth in the Prospectus. For and in consideration of SPAC entering into this Subscription Agreement, the receipt and sufficiency of which are hereby acknowledged, the Investor hereby irrevocably waives any and all right, title and interest, or any claim of any kind it has or may have in the future, in or to any monies held in the Trust Account, and agrees not to seek recourse against the Trust Account as a result of, or arising out of, this Subscription Agreement; provided, however, that nothing in this Section 11 shall be deemed to limit the Investor’s right, title, interest or claim to any monies held in the Trust Account by virtue of its record or beneficial ownership of shares of SPAC currently outstanding on the date hereof, pursuant to a validly exercised redemption right with respect to any such shares of SPAC, except to the extent that the Investor has otherwise agreed with SPAC to not exercise such redemption right.

12.            Miscellaneous.

a.            Neither this Subscription Agreement nor any rights that may accrue to the parties hereunder (other than the Shares acquired hereunder, if any) may be transferred or assigned without the prior written consent of each of the other parties hereto; provided that (i) this Subscription Agreement and any of the Investor’s rights and obligations hereunder may be assigned to any fund or account managed by the same investment manager as the Investor or by a controlled affiliate (as defined in Rule 12b-2 of the Exchange Act) of such investment manager without the prior consent of SPAC and the Issuer and (ii) the Investor’s rights under Section 8 may be assigned to an assignee or transferee of the Shares; provided further that prior to such assignment any such assignee shall agree in writing to be bound by the terms hereof; provided, that no assignment pursuant to clause (i) of this Section 12 shall relieve the Investor of its obligations hereunder.

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b.            The Issuer may request from the Investor such additional information as the Issuer may deem necessary to register the resale of the Shares and evaluate the eligibility of the Investor to acquire the Shares, and the Investor shall promptly provide such information as may reasonably be requested to the extent readily available; provided, that, the Issuer agrees to keep any such information provided by Investor confidential except (i) as necessary to include in any registration statement the Issuer is required to file hereunder, (ii) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities or (iii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed or the Issuer’s securities will be listed for trading. The Investor acknowledges and agrees that if it does not provide the Issuer with such requested information, the Issuer may not be able to register the Investor’s Shares for resale pursuant to Section 8 hereof. The Investor acknowledges that SPAC and/or the Issuer may file a copy of this Subscription Agreement (or a form of this Subscription Agreement) with the SEC as an exhibit to a periodic report or a registration statement of SPAC and/or the Issuer.

c.            The Investor acknowledges that SPAC, the Issuer, the Company, the Placement Agents and others will rely on the acknowledgments, understandings, agreements, representations and warranties contained in this Subscription Agreement, including Schedule A hereto. Prior to the Closing, the Investor agrees to promptly notify SPAC, the Issuer, the Company and the Placement Agents if any of the acknowledgments, understandings, agreements, representations and warranties set forth in Section 6 above are no longer accurate in any material respect (other than those acknowledgments, understandings, agreements, representations and warranties qualified by materiality, in which case the Investor shall notify SPAC, the Issuer and the Placement Agents if they are no longer accurate in any respect). The Investor acknowledges and agrees that each purchase by the Investor of Shares from the Issuer will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Investor as of the time of such purchase.

d.            Each of the Issuer and the Investor acknowledges and agrees that (i) this Subscription Agreement is being entered into in order to induce the Company to execute and deliver the Transaction Agreement and without the ability to rely on the representations, warranties, covenants and agreements of the Issuer and the Investor hereunder after the Closing, the Company would not enter into the Transaction Agreement and (ii) each representation, warranty, covenant and agreement of the Issuer and the Investor hereunder is being made also for the benefit of the Company after the Closing.

e.            SPAC, the Issuer, the Company and the Placement Agents are each entitled to rely upon this Subscription Agreement and each is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby; provided, however, that the foregoing clause of this Section 12e shall not give the Placement Agents any rights other than those expressly set forth herein.

f.            All of the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.

g.            This Subscription Agreement may not be modified, waived or terminated (other than pursuant to the terms of Section 10 above) except by an instrument in writing, signed by each of the parties hereto, provided, however, that no modification or waiver by the Issuer of the provisions of this Subscription Agreement shall be effective without the prior written consent of the Company (other than modifications or waivers that are solely ministerial in nature or otherwise immaterial and do not affect any economic or any other material term of this Subscription Agreement). No failure or delay of either party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

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h.            This Subscription Agreement (including the schedule hereto) constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. Except as set forth in Section 8d, Section 10, Section 12c, Section 12d, Section 12e, Section 12g, this Section 12h, Section 13 and the last sentence of Section 12l, with respect to the persons specifically referenced therein, and Section 6 with respect to the Placement Agents, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, and the parties hereto acknowledge that such persons so referenced are third party beneficiaries of this Subscription Agreement with right of enforcement for the purposes of, and to the extent of, the rights granted to them, if any, pursuant to the applicable provisions; provided, that, notwithstanding anything to the contrary contained in this Subscription Agreement, the Company is an intended third party beneficiary of each of the provisions of this Subscription Agreement and the Placement Agents are intended third party beneficiaries of each of the provisions of Section 6 of this Subscription Agreement and may rely on such provisions.

i.            Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

j.            If any provision of this Subscription Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

k.            This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l.            The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement, without posting a bond or undertaking and without proof of damages, to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. The parties hereto acknowledge and agree that the Company shall be entitled to specifically enforce the Investor’s obligations to fund the Subscription Amount and the provisions of the Subscription Agreement of which the Company is an express third party beneficiary, in each case, on the terms and subject to the conditions set forth herein.

m.            If any change in the number, type or classes of authorized shares of the Issuer (including the Shares), other than as contemplated by the Transaction Agreement or any agreement contemplated by the Transaction Agreement, shall occur between the date hereof and immediately prior to the Closing by reason of reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend, the number of Shares issued to the Investor shall be appropriately adjusted to reflect such change.

n.            This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters (including any action, suit, litigation, arbitration, mediation, claim, charge, complaint, inquiry, proceeding, hearing, audit, investigation or reviews by or before any governmental entity related hereto), including matters of validity, construction, effect, performance and remedies.

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Confidential

o.            Each party hereto hereby, and any person asserting rights as a third party beneficiary may do so only if he, she or it, irrevocably agrees that any action, suit or proceeding between or among the parties hereto, whether arising in contract, tort or otherwise, arising in connection with any disagreement, dispute, controversy or claim arising out of or relating to this Subscription Agreement or any related document or any of the transactions contemplated hereby or thereby (“Legal Dispute”) shall be brought only to the exclusive jurisdiction of the state or federal courts located in the State of Delaware, and each party hereto hereby consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding that is brought in any such court has been brought in an inconvenient forum. During the period a Legal Dispute that is filed in accordance with this Section 12o is pending before a court, all actions, suits or proceedings with respect to such Legal Dispute or any other Legal Dispute, including any counterclaim, cross-claim or interpleader, shall be subject to the exclusive jurisdiction of such court. Each party hereto and any person asserting rights as a third party beneficiary may do so only if he, she or it hereby waives, and shall not assert as a defense in any Legal Dispute, that (a) such party is not personally subject to the jurisdiction of the above named courts for any reason, (b) such action, suit or proceeding may not be brought or is not maintainable in such court, (c) such party’s property is exempt or immune from execution, (d) such action, suit or proceeding is brought in an inconvenient forum, or (e) the venue of such action, suit or proceeding is improper. A final judgment in any action, suit or proceeding described in this Section 12o following the expiration of any period permitted for appeal and subject to any stay during appeal shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable laws. EACH OF THE PARTIES HERETO AND ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY MAY DO SO ONLY IF HE, SHE OR IT IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND FOR ANY COUNTERCLAIM RELATING THERETO. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. FURTHERMORE, NO PARTY HERETO NOR ANY PERSON ASSERTING RIGHTS AS A THIRD PARTY BENEFICIARY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

p.            Any notice or communication required or permitted hereunder to be given to the Investor shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, to such address(es) or email address(es) set forth on the signature page hereto, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) business days after the date of mailing to the address below or to such other address or addresses as the Investor may hereafter designate by notice to SPAC and the Issuer.

13.            Non-Reliance and Exculpation. The Investor acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Placement Agents, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the statements, representations and warranties of the Issuer expressly contained in Section 5 of this Subscription Agreement and those statements, representations and warranties of SPAC expressly contained in Section 7, in making its investment or decision to invest in the Issuer. The Investor acknowledges and agrees that none of (i) any other investor pursuant to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares (including the investor’s respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), (ii) the Placement Agents, their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Transaction Agreement or any Non-Party Affiliate (other than the Issuer and SPAC with respect to the previous sentence), shall have any liability (including in contract, tort, under federal or state securities laws or otherwise) to the Investor, or to any other investor, pursuant to, arising out of or relating to this Subscription Agreement or any other subscription agreement related to the private placement of the Shares, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by SPAC, the Issuer, the Company, the Placement Agents or any Non-Party Affiliate concerning SPAC, the Issuer, the Company, the Placement Agents, any of their respective controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. On behalf of the Investor and its affiliates, the Investor releases the Placement Agents in respect of any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements related to the transaction contemplated hereby. The Investor agrees not to commence any litigation or bring any claim against the Placement Agents in any court or any other forum which relates to, may arise out of, or is in connection with, the transactions contemplated hereby. The undertakings set forth in this paragraph is given freely and after obtaining independent legal advice. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of SPAC, the Issuer, the Company, any Placement Agent or any of SPAC’s, the Issuer’s the Company’s or any Placement Agent’s controlled affiliates or any family member of the foregoing.

 14

Confidential

14.            Disclosure. SPAC shall, by 9:00 a.m., New York City time, on the first (1st) business day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements, the Transaction and any other material, nonpublic information that SPAC and/or the Issuer has provided to the Investor at any time prior to the filing of the Disclosure Document. Upon the issuance of the Disclosure Document, to the knowledge of SPAC, the Investor shall not be in possession of any material, non-public information received from SPAC or any of its officers, directors, or employees or agents, and the Investor shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral, with SPAC, the Issuer or any of their respective affiliates, relating to the transactions contemplated by this Subscription Agreement. Notwithstanding anything in this Subscription Agreement to the contrary, SPAC shall not publicly disclose the name of the Investor or any of its affiliates or advisers, or include the name of the Investor or any of its affiliates or advisers in any press release or in any filing with the SEC or any regulatory agency or trading market, without the prior written consent of the Investor, except (i) as required by the federal securities law or pursuant to other routine proceedings of regulatory authorities, (ii) to the extent such disclosure is required by law, at the request of the staff of the SEC or regulatory agency or under the regulations of any national securities exchange on which SPAC’s securities are listed for trading or (iii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 14.

15.            Allocation. Notwithstanding anything to the contrary in this Subscription Agreement, the Issuer shall have the right, with the prior written consent of SPAC, to, by written notice to the Investor at least three (3) business days before Closing, reduce the number of Subscribed Shares to be issued to the Investor pursuant to this Subscription Agreement, upon which the Subscription Amount shall be reduced proportionally based on the Per Share Purchase Price. For the avoidance of doubt, this Section 15 shall not apply to the Shares to be issued under certain Other Subscription Agreements with certain investors who made forward purchase commitments pursuant to the respective forward purchase agreements dated as of March 1, 2021 (as may be amended, restated and/or supplemented from time to time, each a “Forward Purchase Agreements”) by and among such relevant investor, the SPAC and the other party thereto.

SIGNATURE PAGES FOLLOW

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Confidential

IN WITNESS WHEREOF, the Investor has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date first written above.

Name of Investor:	State/Country of Formation or Domicile:

INVESTOR

By:

Name:

Title:

Name in which Shares are to be registered (if different):

Investor’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Number of Shares subscribed for:

Aggregate Subscription Amount: $	Price Per Share: $10.00

You must pay the Subscription Amount by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice.

Signature Page to Subscription Agreement

Confidential

IN WITNESS WHEREOF, SPAC has accepted this Subscription Agreement as of the date first written above.

ARTISAN ACQUISITION CORP.

By:

Name:

Title:

Signature Page to Subscription Agreement

Confidential

IN WITNESS WHEREOF, the Issuer has accepted this Subscription Agreement as of the date first written above.

Prenetics Global Limited

By:

Name:

Title:

Signature Page to Subscription Agreement

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF THE INVESTOR

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. The Investor has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to the Investor and under which the Investor accordingly qualifies as an “accredited investor.”

☐  Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐  Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐  Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐  Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐  Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person;

☐  Any entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; or

☐  Any entity in which all of the equity owners are “accredited investors” under Rule 501(a) under the Securities Act meeting one or more of the above tests.

This page should be completed by the Investor and constitutes a part of the Subscription Agreement.

Exhibit 10.2

DEED OF NOVATION AND AMENDMENT

THIS DEED OF NOVATION AND AMENDMENT (this “Deed”), dated as of September 15, 2021, is made by and among Artisan Acquisition Corp., a Cayman Islands exempted company (the “Company”), Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), Artisan LLC, a Cayman Islands limited liability company (the “Sponsor”) and the party listed as the purchaser on the signature page hereof (the “Purchaser”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Agreement.

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, in connection with the Company’s initial public offering, the Company, the Sponsor and the Purchaser entered into a forward purchase agreement, dated as of March 1, 2021 (the “Existing Agreement,” and as amended by this Deed, the “Amended Forward Purchase Agreement”), pursuant to which (i) the Company agreed to issue and sell, and the Purchaser agreed to purchase, on a private placement basis immediately prior to the closing of the Business Combination, 3,000,000 Class A ordinary shares of the Company (each a “Company Class A Share”) and 750,000 redeemable warrants exercisable to purchase one Company Class A Share (each a “Company Warrant,” and all Company Class A Shares and Company Warrants to be purchased by the Purchaser under the Existing Agreement are collectively referred to as the “Company Forward Purchase Securities”) for an aggregate cash consideration of US$30,000,000 (the “FPS Purchase Price”); and (ii) the Sponsor transferred 375,000 Class B Shares to the Purchaser, which are subject to forfeiture, in each case of the foregoing sub-clauses (i) and (ii), on the terms and conditions set forth therein;

WHEREAS, the Company has proposed to effect a Business Combination on the terms, and subject to the conditions set forth in the Business Combination Agreement, dated as of the date hereof, by and among the Company, PubCo, Prenetics Group Limited, AAC Merger Limited (“Merger Sub 1”) and PGL Merger Limited (“Merger Sub 2”) (as may be amended, modified or supplemented from time to time, the “Business Combination Agreement;” and the Business Combination and other transactions contemplated thereby, taken as a whole, the “Business Combination Transactions”);

WHEREAS, pursuant to the Business Combination Agreement, the Company will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of ordinary shares of the Company shall become holders of Class A ordinary shares of PubCo (each a “PubCo Class A Ordinary Share”); and

WHEREAS, Section 10(l) of the Existing Agreement provides that the Existing Agreement can only be amended with the prior written consent of the Company, Sponsor and Purchaser.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Novation Agreement. Subject to Section 5(b) of this Deed, each of the parties hereto acknowledges, agrees and confirms that, with effect from the execution hereof:

(a)	the Business Combination Transactions shall be deemed a “Business Combination” for all purposes of the Amended Forward Purchase Agreement;

(b)	(i) the Purchaser’s commitment to purchase from the Company the Company Forward Purchase Securities under the Existing Agreement shall be replaced by the Purchaser’s commitment to purchase (x) 3,000,000 Class A ordinary shares of PubCo (the “PubCo Forward Purchase Shares”) and (y) 750,000 PubCo Warrants (as defined in the Business Combination Agreement) (the “PubCo Forward Purchase Warrants,” and together with the PubCo Forward Purchase Shares, collectively, the “PubCo Forward Purchase Securities”), for an aggregate purchase price equal to the FPS Purchase Price, in each case pursuant and subject to the terms and conditions of the Amended Forward Purchase Agreement; and (ii) in connection with the foregoing sub-clause (i) and in consideration of PubCo’s agreement under Section 1(c) of this Deed, each of the Company and the Purchaser shall be released and discharged from any and all obligations or duties to issue and sell, and purchase, any Company Forward Purchase Securities (including any Company Class A Shares upon exercise of any Company Warrants); and

(c)	the Company’s agreement to issue and sell to the Purchaser and the Purchaser’s agreement to purchase from the Company, the Company Forward Purchase Securities under the Existing Agreement shall be replaced by the PubCo’s agreement to issue and sell to the Purchaser and the Purchaser’s agreement to purchase from PubCo, the PubCo Forward Purchase Securities, pursuant and subject to the terms and conditions of the Amended Forward Purchase Agreement.

2.	Representations and Warranties of the Parties.

(a)	The Purchaser hereby makes in favor of PubCo each of the representations and warranties set out in Section 2 (Representations and Warranties of the Purchaser) of the Existing Agreement (except Section 2(f) (Disclosure of Information) and the final two sentences of Section 2(g) (Restricted Securities) of the Existing Agreement) on the date of this Deed and by reference to the facts and circumstances existing (i) as at the date of this Deed and (ii) subject to qualifications as set out in Section 8(b)(ii) of the Existing Agreement as novated and amended by this Deed, on and as of the date of FPS Closing, as if (x) any reference therein to “this Agreement” were a reference to the Amended Forward Purchase Agreement and (y) any reference therein to “the Company” (other than such reference in Section 2(i) (High Degree of Risk) of the Existing Agreement) were a reference to PubCo; and

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(b)	PubCo hereby makes in favor of the Purchaser each of the representations and warranties, subject to the amendments set forth herein, set out in Section 3 (Representations and Warranties of the Company) of the Existing Agreement (except the representations and warranties in Section 3(b) (Capitalization), Section 3(d)(ii) (Rule 506 “Bad Actor” Disqualification), Section 3(g) (Operations), Section 3(m) (Issuance Totals), Section 3(n) (No More Favorable Terms), and Section 3(o) (Full Disclosure) of the Existing Agreement) on the date of this Deed, and by reference to the facts and circumstances existing as at the date of this Deed, as if (i) any reference therein to “the Company” were a reference to PubCo; (ii) any reference therein to the “Charter” were a reference to PubCo Charter (as defined in the Business Combination Agreement); and (iii) the last sentence in Section 3(a) (Incorporation and Corporate Power) had been subject to the exception that PubCo has Merger Sub 1 and Merger Sub 2 as its subsidiaries as of the date of this Deed.

(c)	In addition, PubCo hereby represents and warrants to the Purchaser on the date of this Deed as follows:

(i)	Capitalization. The authorized share capital of PubCo will consist, immediately prior to the Initial Closing, of 50,000 shares of $1.00 par value each. The authorized share capital of PubCo will consist, immediately prior to Acquisition Closing, of 500,000,000 shares of $0.0001 par value each.

(ii)	No “Bad Actor” Disqualifying Event. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the PubCo or, to PubCo’s knowledge, any PubCo Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “PubCo Covered Person” means, with respect to PubCo as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

(iii)	Operations. As of the date hereof, PubCo has not conducted, and prior to the Acquisition Closing PubCo will not conduct, any operations other than (A) organizational activities and (B) activities (x) in connection with offerings of the PubCo Forward Purchase Securities and the private placement of shares of PubCo to certain investors and (y) as contemplated by the Business Combination Agreement, the Transaction Documents (as defined in the Business Combination Agreement) and the Business Combination Transactions.

(iv)	Other Deeds of Novation and Amendment. Prior to or substantially concurrently with the execution and delivery of this Deed, PubCo has entered into or is entering into a deed of novation and amendment, in substantially the same form as this Deed, with the other investor in connection with novating and amending that certain forward purchase agreement by and among such investor, the Company and the Sponsor for purpose of the purchase by such investor of an aggregate of 3,000,000 Class A ordinary shares of PubCo and 750,000 PubCo Warrants (the “Other PubCo Forward Purchases”).

(v)	Business Combination Agreement. The Business Combination Agreement in substantially the form attached hereto as Exhibit A will be executed by and among the Company, PubCo, Prenetics Group Limited, Merger Sub 1 and Merger Sub 2 substantially concurrently with the execution of this Deed.

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(vi)	No More Favorable Terms. The PubCo has not entered, and will not enter, into any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument or amendment agreement with any other investor in connection with the Other PubCo Forward Purchases or any private placement of the PubCo’s securities in connection with the Business Combination Transactions with any economic terms or conditions more favorable, in any material respect, than the terms and conditions provided hereunder.

3.	Amendments to the Existing Agreement. Effective as of the execution hereof and subject to Section 5(b) of this Deed, the Company, the Purchaser and the Sponsor hereby amend the Existing Agreement as provided in this Section 3:

(a)	References to the “Business Combination Closing”. All references to the “Business Combination Closing” in Section 1 (Sale and Purchase), Section 5 (Additional Agreements and Acknowledgements and Waivers of the Purchaser), Section 8 (FPU Closing Conditions) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to the Acquisition Closing (as defined in the Business Combination Agreement).

(b)	References to the “Class A Shares” and “Warrants”. All references to the “Class A Shares” and “Warrants,” respectively, in Section 2(g) (Restricted Securities), Section 5(a) (Lock-up; Transfer Restrictions), Section 6(b) (QEF Election; Tax Information), Section 6(d) (Nasdaq Listing) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to the PubCo Class A Ordinary Shares and PubCo Warrants, respectively.

(c)	References to the “Company”.

(i)	All references to the “Company” in Section 1 (Sale and Purchase), Section 5(a) (Lock-up; Transfer Restrictions) (other than Sections 5(a)(i) and 5(a)(vii)), Section 5(b) (Potential Forfeiture), Section 6(b) (QEF Election; Tax Information), Section 6(d) (Nasdaq Listing), Section 8 (FPU Closing Conditions) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to PubCo.

(ii)	After the Initial Closing (as defined in the Business Combination Agreement), all references to the “Company” in Section 5(a)(i) of the Existing Agreement shall be references to PubCo.

(iii)	All references to the “Company” in Section 7 (Transfer) shall be references to both the Company and PubCo.

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(d)	References to the “FPU Closing”. All references to the “FPU Closing” in the Existing Agreement shall be references to the closing of the sale and purchase of the PubCo Forward Purchase Securities (the “FPS Closing”).

(e)	References to the “FPU Purchase Price”. All references to the “FPU Purchase Price” in the Existing Agreement shall be references to the FPS Purchase Price.

(f)	References to the “Forward Purchase Shares”. All references to the “Forward Purchase Shares” in the Existing Agreement (other than Section 3(m) (Issuance Totals) of the Existing Agreement) shall be references to the PubCo Forward Purchase Shares.

(g)	References to the “Forward Purchase Warrants”. All references to the “Forward Purchase Warrants” in the Existing Agreement (other than Section 3(m) (Issuance Totals) of the Existing Agreement) shall be references to the PubCo Forward Purchase Warrants.

(h)	No More Favorable Terms. Section 3(n) (No More Favorable Terms) of the Existing Agreement shall be deleted in its entirety and replaced with the Company’s representations and warranties that, except as contemplated by the Business Combination Agreement or otherwise disclosed in the SPAC SEC Filings (as defined in the Business Combination Agreement), the Company and the Sponsor have not entered, and will not enter, into any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument or amendment agreement with any other investor in connection with the Forward Purchases or any private placement of the Company’s securities in connection with the Business Combination Transactions with any economic terms or conditions more favorable, in any material respect, than the terms and conditions provided hereunder.

(i)	References to the “Forward Purchase Units”. All references to the “Forward Purchase Units” in the Existing Agreement shall be references to the PubCo Forward Purchase Securities.

(j)	Closing Conditions. Section 8(a)(i) of the Existing Agreement is hereby deleted and replaced with the following:

“The conditions to the Acquisition Closing (other than the condition on Available Closing Cash Amount set forth in Section 9.3(c) of the Business Combination Agreement) shall have been satisfied.”

(k)	Notice Clause. Section 10(a) (Notices) of the Existing Agreement is hereby deleted and replaced with the following:

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“All notices, consents, waivers and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. The initial addresses and email addresses of the relevant parties for the purpose of this Agreement are:

(i)	If to PubCo, to:

Prenetics Global Limited

Address: c/o Prenetics Limited, 7th Floor, K11 Atelier, 728 King’s Road, Quarry Bay, Hong Kong

Attention: Danny Yeung, Chief Executive Officer; Stephen Lo, Chief Financial Officer

E-mail: danny@prenetics.com; stephen.lo@prenetics.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jonathan B. Stone

Email: jonathan.stone@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Attention: Peter X. Huang

Email: peter.huang@skadden.com

(ii)	If to the Company, to:

Artisan Acquisition Corp.

Address: Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong

Attention: Yin Pan Cheng

Email: ben.cheng@c-venturesfund.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

Address: 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road, Central, Hong Kong

Attention: Jesse Sheley; Joseph Raymond Casey; Ram Narayan

Email: jesse.sheley@kirkland.com; joseph.casey@kirkland.com;

ram.narayan@kirkland.com

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(iii)	If to the Sponsor, to:

Artisan LLC

Address: Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong

Attention: Yin Pan Cheng

Email: ben.cheng@c-venturesfund.com

All communications to the Purchaser shall be sent to the Purchaser’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 10(a).”

(l)	Sponsor Lock-Up. Section 6(a) (Sponsor Class B Share Lock-up) of the Existing Agreement shall be deleted in its entirety and replaced with such provisions set forth in Schedule A hereto.

(m)	Finder’s Fees. The representation of each party hereto under Section 10(b) (No Finder’s Fees) of the Existing Agreement shall be subject to the exception of any finder’s fees or commission to advisor or placement agents in relation to the Business Combination Transactions.

(n)	Termination. Section 9 (Termination) of the Existing Agreement shall be deleted in its entirety and replaced with the following:

“The Amended Forward Purchase Agreement may be terminated at any time prior to the FPS Closing (w) by mutual written consent of PubCo, the Company, the Purchaser and Sponsor; (x) automatically upon termination of the Business Combination Agreement; (y) automatically if the Business Combination is not consummated within twenty four (24) months from the IPO Closing, unless extended upon approval of the Company’s shareholders in accordance with the Charter up to a maximum of three (3) months or such longer period as is mutually agreed by the Company and the Purchaser; or (z) if PubCo becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of PubCo, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment.”

4.	Additional Agreement. PubCo hereby agrees that, and each of the other parties hereto acknowledges that, with effect from the date hereof, PubCo shall be treated as if it were an original party to the Existing Agreement as amended by this Deed and be bound by all terms and conditions of the Amended Forward Purchase Agreement.

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5.	General Provisions.

(a)	No Further Amendment. The parties hereto agree that the Existing Agreement (as novated and amended pursuant to this Deed) shall continue in full force and effect, and this Deed forms an integral and inseparable part of the Existing Agreement.

(b)	Termination. In the event of any termination of the Amended Forward Purchase Agreement pursuant to Section 9 (Termination) of the Amended Forward Purchase Agreement, (x) this Deed shall be automatically terminated with immediate effect without further action by any party hereto; (y) the Existing Agreement shall be automatically reinstated with immediate effect and shall continue in full force and effect as if this Deed were never executed; provided that in the event of any termination of the Amended Forward Purchase Agreement pursuant to Section 9(y) (Termination) of the Amended Forward Purchase Agreement, the Existing Agreement shall also be automatically terminated; and (z) the FPS Purchase Price (and interest thereon, if any), if previously paid, and all Purchaser’s funds paid in connection herewith, shall be promptly returned to the Purchaser, and thereafter each of this Deed and the Amended Forward Purchase Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or PubCo and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 5(b) shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Deed or the Amended Forward Purchase Agreement.

(c)	Notice of Termination. If the Business Combination Agreement is terminated in accordance with its terms, each of the Company and PubCo shall notify the Purchaser in writing as soon as reasonably practicable (and in any event within three (3) Business Days) after such termination.

(d)	Other Miscellaneous Terms. The provisions of Section 10 (General Provisions) of the Existing Agreement (other than Section 10(b) (Finder’s Fees)) shall apply to this Deed, mutatis mutandis and as novated and amended by this Deed.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

PURCHASER

Executed and delivered as a deed by	)
	)	/s/ Jon Robert Lewis
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
PACIFIC ALLIANCE GROUP ASSET MANAGEMENT LIMITED, as the general partner of PACIFIC ALLIANCE ASIA OPPORTUNITY FUND L.P.	)	Name:	Jon Robert Lewis
	)	Title:	Director

in the presence of:

/s/ Agnes Ip
Signature of Witness
Name:	Agnes Ip

Address for Notices

Address:	c/o Pacific Alliance Asia Opportunity Fund L.P. 33/F, Three Pacific Place 1 Queen's Road East, Hong Kong

Attention: Jon Lewis

Email: jlewis@pag.com

Fax: +852 2918 0881

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

COMPANY

Executed and delivered as a deed by	)
	)	/s/ Cheng Yin Pan
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ARTISAN ACQUISITION CORP.	)	Name:	Cheng Yin Pan
	)	Title:	Chief Executive Officer

in the presence of:

/s/ Wong Po Yee
Signature of Witness
Name:	Wong Po Yee

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

SPONSOR

Executed and delivered as a deed by	)
	)	/s/ Cheng Yin Pan
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ARTISAN LLC.	)	Name:	Cheng Yin Pan
	)	Title:	Manager

in the presence of:

/s/ Wong Po Yee
Signature of Witness
Name:	Wong Po Yee

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

PUBCO

Executed and delivered as a deed by	)
	)	/s/ Danny Yeung
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
PRENETICS GLOBAL LIMITED	)	Name:	Danny Yeung
	)	Title:	Director

in the presence of:

/s/ Stephen Lo
Signature of Witness
Name:	Stephen Lo

[Signature Page to Deed of Novation and Amendment]

Schedule A

(a)	Sponsor Transfer Restrictions. The Sponsor covenants to the Purchaser that, from the date of this Agreement until the Acquisition Effective Time (as defined in the Business Combination Agreement), Sponsor shall not, directly or indirectly, and shall cause its affiliates and permitted transferees not to, Transfer or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Class B Shares or Class A Shares into which such Class B Shares are convertible (the “Sponsor Shares”). Notwithstanding the foregoing, the Purchaser acknowledges and agrees that the Sponsor, its affiliates and its and their permitted transferees will be permitted to Transfer the Sponsor Shares (i) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the Class B Shares were originally purchased; (iii) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or (iv) in the event of the Company’s liquidation prior to the completion a Business Combination, in each case of the foregoing sub-clauses (i) through (iv), subject to the requirement that these permitted transferees must enter into a written agreement agreeing to be bound by (A) the restrictions on Transfer of the Sponsor Shares set forth in this sub-section (a) and (B) the restrictions under sub-section (b) of this Schedule A on the Transfer of PubCo Ordinary Shares (as defined in the Business Combination Agreement) received by such permitted transferees with respect to such transferred Sponsor Shares as a result of the Initial Merger, as if it were the Sponsor.

(b)	Sponsor Lock-Up.

(i)	Subject to the consummation of the Initial Merger, Sponsor covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares or PubCo Warrants received by it as a result of the Initial Merger and any PubCo Ordinary Shares received by it upon the exercise of PubCo Warrants (the “Lock-Up Securities”); provided, however, that the foregoing shall not apply to (i) Transfers (A) to another Person that is an affiliate of the Sponsor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Sponsor or its affiliates or who shares a common investment advisor with the Sponsor; (B) as part of a distribution to members, partners or shareholders of the Sponsor via dividend or share repurchase; or (C) by gift to a charitable organization or to a charitable foundation; (ii) Transfers by virtue of the laws of the state of the Sponsor’s organization and the Sponsor’s organizational documents upon dissolution of the Sponsor; (iii) Transfers relating to PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares acquired in open market transactions after the Acquisition Closing; (iv) the entry, at any time after the Acquisition Closing, by the Sponsor into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period insofar as it relates to the applicable Lock-Up Securities and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period insofar as it relates to the applicable Lock-Up Securities; (v) Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property; and (vi) pledges of Lock-Up Securities by a holder thereof that create a mere security interest in such Lock-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Securities (as well as any foreclosure on such pledged Lock-Up Securities so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to the Sponsor, provided that such agreement shall only take effect in the event that the transferee takes possession of the Lock-Up Securities as a result of foreclosure); provided, further, however, that in the case of clauses (i), (ii) and (vi), these permitted transferees shall enter into a written agreement agreeing to be bound by the foregoing restrictions on Transfer of Lock-Up Securities prior to such Transfer.

(ii)	For purposes of the foregoing sub-section (i):

(1)	“affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(2)	“Applicable Period” means the period commencing on the Initial Merger Effective Time (as defined in the Business Combination Agreement) and ending on:

(A)	with respect to fifty percent (50%) of the Lock-Up Securities, the earliest of (x) one (1) year after the Acquisition Closing Date (as defined in the Business Combination Agreement), (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date; and

(B)	with respect to fifty percent (50%) of the Lock-Up Securities, eighteen (18) months after the Acquisition Closing Date.

Exhibit A

Form of the Business Combination Agreement

Exhibit 10.3

DEED OF NOVATION AND AMENDMENT

THIS DEED OF NOVATION AND AMENDMENT (this “Deed”), dated as of September 15, 2021, is made by and among Artisan Acquisition Corp., a Cayman Islands exempted company (the “Company”), Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), Artisan LLC, a Cayman Islands limited liability company (the “Sponsor”) and the party listed as the purchaser on the signature page hereof (the “Purchaser”). Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Agreement.

WHEREAS, the Company was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”);

WHEREAS, in connection with the Company’s initial public offering, the Company, the Sponsor and the Purchaser entered into a forward purchase agreement, dated as of March 1, 2021 (the “Existing Agreement,” and as amended by this Deed, the “Amended Forward Purchase Agreement”), pursuant to which (i) the Company agreed to issue and sell, and the Purchaser agreed to purchase, on a private placement basis immediately prior to the closing of the Business Combination, 3,000,000 Class A ordinary shares of the Company (each a “Company Class A Share”) and 750,000 redeemable warrants exercisable to purchase one Company Class A Share (each a “Company Warrant,” and all Company Class A Shares and Company Warrants to be purchased by the Purchaser under the Existing Agreement are collectively referred to as the “Company Forward Purchase Securities”) for an aggregate cash consideration of US$30,000,000 (the “FPS Purchase Price”); and (ii) the Sponsor transferred 375,000 Class B Shares to the Purchaser, which are subject to forfeiture, in each case of the foregoing sub-clauses (i) and (ii), on the terms and conditions set forth therein;

WHEREAS, the Company has proposed to effect a Business Combination on the terms, and subject to the conditions set forth in the Business Combination Agreement, dated as of the date hereof, by and among the Company, PubCo, Prenetics Group Limited, AAC Merger Limited (“Merger Sub 1”) and PGL Merger Limited (“Merger Sub 2”) (as may be amended, modified or supplemented from time to time, the “Business Combination Agreement;” and the Business Combination and other transactions contemplated thereby, taken as a whole, the “Business Combination Transactions”);

WHEREAS, pursuant to the Business Combination Agreement, the Company will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of ordinary shares of the Company shall become holders of Class A ordinary shares of PubCo (each a “PubCo Class A Ordinary Share”); and

WHEREAS, Section 10(l) of the Existing Agreement provides that the Existing Agreement can only be amended with the prior written consent of the Company, Sponsor and Purchaser.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Novation Agreement. Subject to Section 5(b) of this Deed, each of the parties hereto acknowledges, agrees and confirms that, with effect from the execution hereof:

(a)	the Business Combination Transactions shall be deemed a “Business Combination” for all purposes of the Amended Forward Purchase Agreement;

(b)	(i) the Purchaser’s commitment to purchase from the Company the Company Forward Purchase Securities under the Existing Agreement shall be replaced by the Purchaser’s commitment to purchase (x) 3,000,000 Class A ordinary shares of PubCo (the “PubCo Forward Purchase Shares”) and (y) 750,000 PubCo Warrants (as defined in the Business Combination Agreement) (the “PubCo Forward Purchase Warrants,” and together with the PubCo Forward Purchase Shares, collectively, the “PubCo Forward Purchase Securities”), for an aggregate purchase price equal to the FPS Purchase Price, in each case pursuant and subject to the terms and conditions of the Amended Forward Purchase Agreement; and (ii) in connection with the foregoing sub-clause (i) and in consideration of PubCo’s agreement under Section 1(c) of this Deed, each of the Company and the Purchaser shall be released and discharged from any and all obligations or duties to issue and sell, and purchase, any Company Forward Purchase Securities (including any Company Class A Shares upon exercise of any Company Warrants); and

(c)	the Company’s agreement to issue and sell to the Purchaser and the Purchaser’s agreement to purchase from the Company, the Company Forward Purchase Securities under the Existing Agreement shall be replaced by the PubCo’s agreement to issue and sell to the Purchaser and the Purchaser’s agreement to purchase from PubCo, the PubCo Forward Purchase Securities, pursuant and subject to the terms and conditions of the Amended Forward Purchase Agreement.

2.	Representations and Warranties of the Parties.

(a)	The Purchaser hereby makes in favor of PubCo each of the representations and warranties set out in Section 2 (Representations and Warranties of the Purchaser) of the Existing Agreement (except Section 2(f) (Disclosure of Information) and the final two sentences of Section 2(g) (Restricted Securities) of the Existing Agreement) on the date of this Deed and by reference to the facts and circumstances existing (i) as at the date of this Deed and (ii) subject to qualifications as set out in Section 8(b)(ii) of the Existing Agreement as novated and amended by this Deed, on and as of the date of FPS Closing, as if (x) any reference therein to “this Agreement” were a reference to the Amended Forward Purchase Agreement and (y) any reference therein to “the Company” (other than such reference in Section 2(i) (High Degree of Risk) of the Existing Agreement) were a reference to PubCo; and

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(b)	PubCo hereby makes in favor of the Purchaser each of the representations and warranties, subject to the amendments set forth herein, set out in Section 3 (Representations and Warranties of the Company) of the Existing Agreement (except the representations and warranties in Section 3(b) (Capitalization), Section 3(d)(ii) (Rule 506 “Bad Actor” Disqualification), Section 3(g) (Operations), Section 3(m) (Issuance Totals), Section 3(n) (No More Favorable Terms), and Section 3(o) (Full Disclosure) of the Existing Agreement) on the date of this Deed, and by reference to the facts and circumstances existing as at the date of this Deed, as if (i) any reference therein to “the Company” were a reference to PubCo; (ii) any reference therein to the “Charter” were a reference to PubCo Charter (as defined in the Business Combination Agreement); and (iii) the last sentence in Section 3(a) (Incorporation and Corporate Power) had been subject to the exception that PubCo has Merger Sub 1 and Merger Sub 2 as its subsidiaries as of the date of this Deed.

(c)	In addition, PubCo hereby represents and warrants to the Purchaser on the date of this Deed as follows:

(i)	Capitalization. The authorized share capital of PubCo will consist, immediately prior to the Initial Closing, of 50,000 shares of $1.00 par value each. The authorized share capital of PubCo will consist, immediately prior to Acquisition Closing, of 500,000,000 shares of $0.0001 par value each.

(ii)	No “Bad Actor” Disqualifying Event. No “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act (a “Disqualification Event”) is applicable to the PubCo or, to PubCo’s knowledge, any PubCo Covered Person (as defined below), except for a Disqualification Event as to which Rule 506(d)(2)(ii-iv) or (d)(3), is applicable. “PubCo Covered Person” means, with respect to PubCo as an “issuer” for purposes of Rule 506 promulgated under the Securities Act, any person listed in the first paragraph of Rule 506(d)(1).

(iii)	Operations. As of the date hereof, PubCo has not conducted, and prior to the Acquisition Closing PubCo will not conduct, any operations other than (A) organizational activities and (B) activities (x) in connection with offerings of the PubCo Forward Purchase Securities and the private placement of shares of PubCo to certain investors and (y) as contemplated by the Business Combination Agreement, the Transaction Documents (as defined in the Business Combination Agreement) and the Business Combination Transactions.

(iv)	Other Deeds of Novation and Amendment. Prior to or substantially concurrently with the execution and delivery of this Deed, PubCo has entered into or is entering into a deed of novation and amendment, in substantially the same form as this Deed, with the other investor in connection with novating and amending that certain forward purchase agreement by and among such investor, the Company and the Sponsor for purpose of the purchase by such investor of an aggregate of 3,000,000 Class A ordinary shares of PubCo and 750,000 PubCo Warrants (the “Other PubCo Forward Purchases”).

(v)	Business Combination Agreement. The Business Combination Agreement in substantially the form attached hereto as Exhibit A will be executed by and among the Company, PubCo, Prenetics Group Limited, Merger Sub 1 and Merger Sub 2 substantially concurrently with the execution of this Deed.

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(vi)	No More Favorable Terms. The PubCo has not entered, and will not enter, into any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument or amendment agreement with any other investor in connection with the Other PubCo Forward Purchases or any private placement of the PubCo’s securities in connection with the Business Combination Transactions with any economic terms or conditions more favorable, in any material respect, than the terms and conditions provided hereunder.

3.	Amendments to the Existing Agreement. Effective as of the execution hereof and subject to Section 5(b) of this Deed, the Company, the Purchaser and the Sponsor hereby amend the Existing Agreement as provided in this Section 3:

(a)	References to the “Business Combination Closing”. All references to the “Business Combination Closing” in Section 1 (Sale and Purchase), Section 5 (Additional Agreements and Acknowledgements and Waivers of the Purchaser), Section 8 (FPU Closing Conditions) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to the Acquisition Closing (as defined in the Business Combination Agreement).

(b)	References to the “Class A Shares” and “Warrants”. All references to the “Class A Shares” and “Warrants,” respectively, in Section 2(g) (Restricted Securities), Section 5(a) (Lock-up; Transfer Restrictions), Section 6(b) (QEF Election; Tax Information), Section 6(d) (Nasdaq Listing) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to the PubCo Class A Ordinary Shares and PubCo Warrants, respectively.

(c)	References to the “Company”.

(i)	All references to the “Company” in Section 1 (Sale and Purchase), Section 5(a) (Lock-up; Transfer Restrictions) (other than Sections 5(a)(i) and 5(a)(vii)), Section 5(b) (Potential Forfeiture), Section 6(b) (QEF Election; Tax Information), Section 6(d) (Nasdaq Listing), Section 8 (FPU Closing Conditions) and Exhibit A (Registration Rights) of the Existing Agreement shall be references to PubCo.

(ii)	After the Initial Closing (as defined in the Business Combination Agreement), all references to the “Company” in Section 5(a)(i) of the Existing Agreement shall be references to PubCo.

(iii)	All references to the “Company” in Section 7 (Transfer) shall be references to both the Company and PubCo.

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(d)	References to the “FPU Closing”. All references to the “FPU Closing” in the Existing Agreement shall be references to the closing of the sale and purchase of the PubCo Forward Purchase Securities (the “FPS Closing”).

(e)	References to the “FPU Purchase Price”. All references to the “FPU Purchase Price” in the Existing Agreement shall be references to the FPS Purchase Price.

(f)	References to the “Forward Purchase Shares”. All references to the “Forward Purchase Shares” in the Existing Agreement (other than Section 3(m) (Issuance Totals) of the Existing Agreement) shall be references to the PubCo Forward Purchase Shares.

(g)	References to the “Forward Purchase Warrants”. All references to the “Forward Purchase Warrants” in the Existing Agreement (other than Section 3(m) (Issuance Totals) of the Existing Agreement) shall be references to the PubCo Forward Purchase Warrants.

(h)	No More Favorable Terms. Section 3(n) (No More Favorable Terms) of the Existing Agreement shall be deleted in its entirety and replaced with the Company’s representations and warranties that, except as contemplated by the Business Combination Agreement or otherwise disclosed in the SPAC SEC Filings (as defined in the Business Combination Agreement), the Company and the Sponsor have not entered, and will not enter, into any definitive transaction document, side letter, undertaking letter, or other similar agreement or instrument or amendment agreement with any other investor in connection with the Forward Purchases or any private placement of the Company’s securities in connection with the Business Combination Transactions with any economic terms or conditions more favorable, in any material respect, than the terms and conditions provided hereunder.

(i)	References to the “Forward Purchase Units”. All references to the “Forward Purchase Units” in the Existing Agreement shall be references to the PubCo Forward Purchase Securities.

(j)	Closing Conditions. Section 8(a)(i) of the Existing Agreement is hereby deleted and replaced with the following:

“The conditions to the Acquisition Closing (other than the condition on Available Closing Cash Amount set forth in Section 9.3(c) of the Business Combination Agreement) shall have been satisfied.”

(k)	Notice Clause. Section 10(a) (Notices) of the Existing Agreement is hereby deleted and replaced with the following:

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“All notices, consents, waivers and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile (if any) during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. The initial addresses and email addresses of the relevant parties for the purpose of this Agreement are:

(i)	If to PubCo, to:

Prenetics Global Limited

Address: c/o Prenetics Limited, 7th Floor, K11 Atelier, 728 King’s Road, Quarry Bay, Hong Kong

Attention: Danny Yeung, Chief Executive Officer; Stephen Lo, Chief Financial Officer

E-mail: danny@prenetics.com; stephen.lo@prenetics.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

c/o 42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jonathan B. Stone

Email: jonathan.stone@skadden.com

and

Skadden, Arps, Slate, Meagher & Flom LLP

30/F, China World Office 2

No. 1, Jian Guo Men Wai Avenue

Beijing 100004, China

Attention: Peter X. Huang

Email: peter.huang@skadden.com

(ii)	If to the Company, to:

Artisan Acquisition Corp.

Address: Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong

Attention: Yin Pan Cheng

Email: ben.cheng@c-venturesfund.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

Address: 26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road, Central, Hong Kong

Attention: Jesse Sheley; Joseph Raymond Casey; Ram Narayan

Email: jesse.sheley@kirkland.com; joseph.casey@kirkland.com;

ram.narayan@kirkland.com

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(iii)	If to the Sponsor, to:

Artisan LLC

Address: Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong

Attention: Yin Pan Cheng

Email: ben.cheng@c-venturesfund.com

All communications to the Purchaser shall be sent to the Purchaser’s address as set forth on the signature page hereof, or to such e-mail address, facsimile number (if any) or address as subsequently modified by written notice given in accordance with this Section 10(a).”

(l)	Sponsor Lock-Up. Section 6(a) (Sponsor Class B Share Lock-up) of the Existing Agreement shall be deleted in its entirety and replaced with such provisions set forth in Schedule A hereto.

(m)	Finder’s Fees. The representation of each party hereto under Section 10(b) (No Finder’s Fees) of the Existing Agreement shall be subject to the exception of any finder’s fees or commission to advisor or placement agents in relation to the Business Combination Transactions.

(n)	Termination. Section 9 (Termination) of the Existing Agreement shall be deleted in its entirety and replaced with the following:

“The Amended Forward Purchase Agreement may be terminated at any time prior to the FPS Closing (w) by mutual written consent of PubCo, the Company, the Purchaser and Sponsor; (x) automatically upon termination of the Business Combination Agreement; (y) automatically if the Business Combination is not consummated within twenty four (24) months from the IPO Closing, unless extended upon approval of the Company’s shareholders in accordance with the Charter up to a maximum of three (3) months or such longer period as is mutually agreed by the Company and the Purchaser; or (z) if PubCo becomes subject to any voluntary or involuntary petition under the United States federal bankruptcy laws or any state insolvency law, in each case which is not withdrawn within sixty (60) days after being filed, or a receiver, fiscal agent or similar officer is appointed by a court for business or property of PubCo, in each case which is not removed, withdrawn or terminated within sixty (60) days after such appointment.”

4.	Additional Agreement. PubCo hereby agrees that, and each of the other parties hereto acknowledges that, with effect from the date hereof, PubCo shall be treated as if it were an original party to the Existing Agreement as amended by this Deed and be bound by all terms and conditions of the Amended Forward Purchase Agreement.

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5.	General Provisions.

(a)	No Further Amendment. The parties hereto agree that the Existing Agreement (as novated and amended pursuant to this Deed) shall continue in full force and effect, and this Deed forms an integral and inseparable part of the Existing Agreement.

(b)	Termination. In the event of any termination of the Amended Forward Purchase Agreement pursuant to Section 9 (Termination) of the Amended Forward Purchase Agreement, (x) this Deed shall be automatically terminated with immediate effect without further action by any party hereto; (y) the Existing Agreement shall be automatically reinstated with immediate effect and shall continue in full force and effect as if this Deed were never executed; provided that in the event of any termination of the Amended Forward Purchase Agreement pursuant to Section 9(y) (Termination) of the Amended Forward Purchase Agreement, the Existing Agreement shall also be automatically terminated; and (z) the FPS Purchase Price (and interest thereon, if any), if previously paid, and all Purchaser’s funds paid in connection herewith, shall be promptly returned to the Purchaser, and thereafter each of this Deed and the Amended Forward Purchase Agreement shall forthwith become null and void and have no effect, without any liability on the part of the Purchaser or PubCo and their respective directors, officers, employees, partners, managers, members, or shareholders and all rights and obligations of each party shall cease; provided, however, that nothing contained in this Section 5(b) shall relieve either party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or agreements contained in this Deed or the Amended Forward Purchase Agreement.

(c)	Notice of Termination. If the Business Combination Agreement is terminated in accordance with its terms, each of the Company and PubCo shall notify the Purchaser in writing as soon as reasonably practicable (and in any event within three (3) Business Days) after such termination.

(d)	Other Miscellaneous Terms. The provisions of Section 10 (General Provisions) of the Existing Agreement (other than Section 10(b) (Finder’s Fees)) shall apply to this Deed, mutatis mutandis and as novated and amended by this Deed.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

PURCHASER

Executed and delivered as a deed by	)
	)	/s/ Jon Robert Lewis
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
PACIFIC ALLIANCE GROUP ASSET MANAGEMENT LIMITED, as the general partner of PACIFIC ALLIANCE ASIA OPPORTUNITY FUND L.P.	)	Name:	Jon Robert Lewis
	)	Title:	Director

in the presence of:

/s/ Agnes Ip
Signature of Witness
Name:	Agnes Ip

Address for Notices

Address:	c/o Pacific Alliance Asia Opportunity Fund L.P. 33/F, Three Pacific Place 1 Queen's Road East, Hong Kong

Attention: Jon Lewis

Email: jlewis@pag.com

Fax: +852 2918 0881

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

COMPANY

Executed and delivered as a deed by	)
	)	/s/ Cheng Yin Pan
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ARTISAN ACQUISITION CORP.	)	Name:	Cheng Yin Pan
	)	Title:	Chief Executive Officer

in the presence of:

/s/ Wong Po Yee
Signature of Witness
Name:	Wong Po Yee

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

SPONSOR

Executed and delivered as a deed by	)
	)	/s/ Cheng Yin Pan
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
ARTISAN LLC.	)	Name:	Cheng Yin Pan
	)	Title:	Manager

in the presence of:

/s/ Wong Po Yee
Signature of Witness
Name:	Wong Po Yee

[Signature Page to Deed of Novation and Amendment]

IN WITNESS WHEREOF, the parties hereto have caused this Deed to be duly executed as a deed by their duly authorized representatives, all as of the day and year first above written.

PUBCO

Executed and delivered as a deed by	)
	)	/s/ Danny Yeung
as authorized signatory for and on	)	Duly Authorized Signatory
behalf of	)
PRENETICS GLOBAL LIMITED	)	Name:	Danny Yeung
	)	Title:	Director

in the presence of:

/s/ Stephen Lo
Signature of Witness
Name:	Stephen Lo

[Signature Page to Deed of Novation and Amendment]

Schedule A

(a)	Sponsor Transfer Restrictions. The Sponsor covenants to the Purchaser that, from the date of this Agreement until the Acquisition Effective Time (as defined in the Business Combination Agreement), Sponsor shall not, directly or indirectly, and shall cause its affiliates and permitted transferees not to, Transfer or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Class B Shares or Class A Shares into which such Class B Shares are convertible (the “Sponsor Shares”). Notwithstanding the foregoing, the Purchaser acknowledges and agrees that the Sponsor, its affiliates and its and their permitted transferees will be permitted to Transfer the Sponsor Shares (i) to the Company’s officers or directors, any affiliates or family members of any of the Company’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (ii) by private sales or transfers made in connection with the consummation of a Business Combination at prices no greater than the price at which the Class B Shares were originally purchased; (iii) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; or (iv) in the event of the Company’s liquidation prior to the completion a Business Combination, in each case of the foregoing sub-clauses (i) through (iv), subject to the requirement that these permitted transferees must enter into a written agreement agreeing to be bound by (A) the restrictions on Transfer of the Sponsor Shares set forth in this sub-section (a) and (B) the restrictions under sub-section (b) of this Schedule A on the Transfer of PubCo Ordinary Shares (as defined in the Business Combination Agreement) received by such permitted transferees with respect to such transferred Sponsor Shares as a result of the Initial Merger, as if it were the Sponsor.

(b)	Sponsor Lock-Up.

(i)	Subject to the consummation of the Initial Merger, Sponsor covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares or PubCo Warrants received by it as a result of the Initial Merger and any PubCo Ordinary Shares received by it upon the exercise of PubCo Warrants (the “Lock-Up Securities”); provided, however, that the foregoing shall not apply to (i) Transfers (A) to another Person that is an affiliate of the Sponsor, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the Sponsor or its affiliates or who shares a common investment advisor with the Sponsor; (B) as part of a distribution to members, partners or shareholders of the Sponsor via dividend or share repurchase; or (C) by gift to a charitable organization or to a charitable foundation; (ii) Transfers by virtue of the laws of the state of the Sponsor’s organization and the Sponsor’s organizational documents upon dissolution of the Sponsor; (iii) Transfers relating to PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares acquired in open market transactions after the Acquisition Closing; (iv) the entry, at any time after the Acquisition Closing, by the Sponsor into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period insofar as it relates to the applicable Lock-Up Securities and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period insofar as it relates to the applicable Lock-Up Securities; (v) Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property; and (vi) pledges of Lock-Up Securities by a holder thereof that create a mere security interest in such Lock-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Securities (as well as any foreclosure on such pledged Lock-Up Securities so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to the Sponsor, provided that such agreement shall only take effect in the event that the transferee takes possession of the Lock-Up Securities as a result of foreclosure); provided, further, however, that in the case of clauses (i), (ii) and (vi), these permitted transferees shall enter into a written agreement agreeing to be bound by the foregoing restrictions on Transfer of Lock-Up Securities prior to such Transfer.

(ii)	For purposes of the foregoing sub-section (i):

(1)	“affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(2)	“Applicable Period” means the period commencing on the Initial Merger Effective Time (as defined in the Business Combination Agreement) and ending on:

(A)	with respect to fifty percent (50%) of the Lock-Up Securities, the earliest of (x) one (1) year after the Acquisition Closing Date (as defined in the Business Combination Agreement), (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date; and

(B)	with respect to fifty percent (50%) of the Lock-Up Securities, eighteen (18) months after the Acquisition Closing Date.

Exhibit A

Form of the Business Combination Agreement

Exhibit 10.4

SPONSOR SUPPORT AGREEMENT AND DEED

This SPONSOR SUPPORT AGREEMENT AND DEED (this “Agreement”) is made and entered into as of September 15, 2021, by and among Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), Prenetics Group Limited, a Cayman Islands exempted company (the “Company”), Artisan Acquisition Corp., a Cayman Islands exempted company (“SPAC”), Artisan LLC, a Cayman Islands limited liability company (“Sponsor”) and, solely for purposes of Article VI, Section 7.1 and Section 7.5 of this Agreement (and the other sections of this Agreement solely to the extent relating to Article VI, Section 7.1 and Section 7.5), certain individuals listed on Schedule A hereto, each of whom is a member of the SPAC Board or an officer of SPAC as of the date hereof (the “Insiders”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement.

WHEREAS, PubCo, the Company, SPAC, AAC Merger Limited, a Cayman Islands exempted company (“Merger Sub 1”), and PGL Merger Limited, a Cayman Islands exempted company (“Merger Sub 2”), are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) pursuant to which, among other things, SPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity and a wholly-owned subsidiary of PubCo, and Merger Sub 2 will merge with and into the Company, with the Company being the surviving entity and a wholly-owned subsidiary of PubCo;

WHEREAS, Sponsor is, as of the date of this Agreement, the sole legal owner of such number of SPAC Class B Ordinary Shares and SPAC Warrants set forth opposite Sponsor’s name on Schedule B hereto (such SPAC Class B Ordinary Shares and SPAC Warrants, together with any other SPAC Securities acquired by Sponsor after the date of this Agreement and during the term of this Agreement, being collectively referred to herein as the “Subject Shares”); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, SPAC, the Company and PubCo have requested that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement and the Business Combination Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
Representations and Warranties of Sponsor

Sponsor hereby represents and warrants to the Company, PubCo and SPAC as follows:

1.1           Organization and Standing. Sponsor has been duly organized and is validly existing and in good standing under the Laws of the Cayman Islands and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Sponsor is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

1.2           Authorization; Binding Agreement. Sponsor has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings on the part of Sponsor are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by Sponsor and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligations of Sponsor, enforceable against Sponsor in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

1.3           Governmental Approvals. No Governmental Order on the part of Sponsor is required to be obtained or made in connection with the execution, delivery or performance by Sponsor of this Agreement or the consummation by Sponsor of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by Sponsor do not and will not (a) conflict with or violate any provision of the Organizational Documents of Sponsor, (b) conflict with or violate any Law or Governmental Order applicable to Sponsor or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by Sponsor under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of Sponsor under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of Sponsor, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Sponsor to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.5           Subject Shares. Sponsor is the sole legal and beneficial owner of the SPAC Securities set forth opposite Sponsor’s name on Schedule B hereto, and all such SPAC Securities are owned by Sponsor free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the SPAC Letter Agreement (as defined below), the Organizational Documents of SPAC or applicable federal or state securities Laws. Sponsor does not own legally or beneficially any shares or warrants of SPAC other than the SPAC Securities set forth opposite Sponsor’s name on Schedule B hereto. Sponsor has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement and the SPAC Letter Agreement. For the avoidance of doubt, the first sentence in this Section 1.5 refers to “beneficial owner” of the title to the SPAC Securities and does not refer to “beneficial owner” of such securities as the term is used under Section 13(d) of the Exchange Act.

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1.6           Business Combination Agreement. Sponsor understands and acknowledges that SPAC, the Company and PubCo are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

1.7           Adequate Information. Sponsor is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC, PubCo or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement. Sponsor acknowledges that SPAC, PubCo and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Sponsor acknowledges that the agreements contained herein with respect to the Subject Shares held by Sponsor are irrevocable unless the Business Combination Agreement is terminated in accordance with its terms and shall only terminate upon the termination of this Agreement.

1.8           Restricted Securities. Sponsor understands that the Shareholder Merger Consideration that Sponsor may receive in connection with its Subject Shares and the Initial Merger will be “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, Sponsor must hold such Shareholder Merger Consideration indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the PubCo Ordinary Shares shall contain a legend to such effect.

Article II
Representations and Warranties of SPAC

SPAC hereby represents and warrants to Sponsor, the Company and PubCo as follows:

2.1           Organization and Standing. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

2.2           Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of SPAC and, other than the SPAC Shareholders’ Approval, no other corporate proceedings on the part of SPAC are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

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2.3           Governmental Approvals. No Governmental Order on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance by SPAC of this Agreement or the consummation by SPAC of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by SPAC do not and will not (a) conflict with or violate any provision of the SPAC Charter, (b) conflict with or violate any Law or Governmental Order applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of SPAC, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article III
Representations and Warranties of PubCo

PubCo hereby represents and warrants to the Company, Sponsor and SPAC as follows:

3.1            Organization and Standing. PubCo is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. PubCo has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. PubCo is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

3.2            Authorization; Binding Agreement. PubCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of PubCo and no other corporate proceedings on the part of PubCo are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by PubCo and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of PubCo, enforceable against PubCo in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

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3.3            Governmental Approvals. No Governmental Order on the part of PubCo is required to be obtained or made in connection with the execution, delivery or performance by PubCo of this Agreement or the consummation by PubCo of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

3.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by PubCo will not (a) conflict with or violate any provision of Organizational Documents of PubCo, (b) conflict with or violate any Law or Governmental Order applicable to PubCo or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by PubCo under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of PubCo under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of PubCo, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article IV
Representations and Warranties of the Company

The Company hereby represents and warrants to PubCo, Sponsor and SPAC as follows:

4.1           Organization and Standing. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

4.2            Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of the Company and, other than the Company Shareholders’ Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

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4.3            Governmental Approvals. No Governmental Order on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

4.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by the Company will not (a) conflict with or violate any provision of Organizational Documents of the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article V
Agreement to Vote; Certain Other Covenants of Sponsor

Sponsor covenants and agrees with PubCo and the Company during the term of this Agreement as follows:

5.1           Agreement to Vote.

(a)                In Favor of Initial Merger and the Transaction Proposals. At any meeting of the shareholders of SPAC or any class of shareholders of SPAC called to seek the SPAC Shareholders’ Approval, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of SPAC or any class of shareholders of SPAC or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement, any other Transaction Documents, the Initial Merger, the other Transaction Proposals or any other Transaction is sought, Sponsor shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the SPAC Shareholders’ Approval or, if there are insufficient votes in favor of granting the SPAC Shareholders’ Approval, in favor of the adjournment or postponement of such meeting of the shareholders of SPAC to a later date.

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(b)                Against Other Transactions. At any meeting of shareholders of SPAC or any class of shareholders of SPAC or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of SPAC or in any other circumstances upon which Sponsor’s vote, consent or other approval is sought, Sponsor shall:

(i)              if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum; and

(ii)            vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (x) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Initial Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by SPAC or any public offering of any Equity Securities of SPAC, (y) any SPAC Acquisition Proposal, and (z) any amendment of Organizational Documents of SPAC or other proposal or transaction involving SPAC or any of its Subsidiaries, which amendment or other proposal or transaction, would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by SPAC of, prevent or nullify any provision of the Business Combination Agreement, or any other Transaction Documents, the Initial Merger, the Acquisition Merger, any other Transaction or change in any manner the voting rights of any class of SPAC’s share capital.

(c)                Revoke Other Proxies. Sponsor represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked, other than the voting and other arrangements under the SPAC Letter Agreement.

(d)                Irrevocable Proxy and Power of Attorney. Sponsor hereby unconditionally and irrevocably grants to, and appoints the Company and any individual designated in writing by the Company, and each of them individually, as Sponsor’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of Sponsor, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with Section 5.1. Sponsor understands and acknowledges that the Company and PubCo are entering into the Business Combination Agreement in reliance upon Sponsor’s execution and delivery of this Agreement. Sponsor hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 5.1(d) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and power of attorney is given to secure the performance of the duties of Sponsor under this Agreement. Sponsor hereby further affirms that the irrevocable proxy and power of attorney is coupled with an interest and may under no circumstances be revoked. Sponsor hereby ratifies and confirms all that such proxy and attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall only terminate upon the termination of this Agreement.

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5.2            No Transfer. Other than (a) pursuant to this Agreement or (b) upon the consent of the Company, from the date of this Agreement until the date of termination of this Agreement, Sponsor shall not, directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Initial Merger; (ii) grant any proxies (other than as set forth in this Agreement or a proxy granted to a representative of Sponsor to attend and vote at a shareholders meeting which is voted in accordance with this Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares; (iii) take any action that would make any representation or warranty of Sponsor herein untrue or incorrect, or have the effect of preventing or disabling Sponsor from performing its obligations hereunder; or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying Sponsor from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Sponsor hereby authorizes and requests SPAC or the Company to notify SPAC’s transfer agent that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting of the Subject Shares). Sponsor agrees with, and covenants to, SPAC, PubCo and the Company that Sponsor shall not request that SPAC register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares in violation of this Section 5.2.

5.3           Waiver of Anti-Dilution Protection. Sponsor hereby waives, forfeits, surrenders and agrees not to exercise, assert or claim, to the fullest extent permitted by applicable Law, the ability to adjust the Initial Conversion Ratio (as defined in the SPAC Charter) pursuant to Article 18.2 of the SPAC Charter in connection with the Transactions. Sponsor acknowledges and agrees that (i) this Section 5.3 shall constitute written consent waiving, forfeiting and surrendering the adjustment to the Initial Conversion Ratio pursuant to Article 18.3 of the SPAC Charter in connection with the Transactions; and (ii) such waiver, forfeiture and surrender granted hereunder shall only terminate upon the termination of this Agreement.

5.4           Waiver of Dissenters’ Rights. Sponsor hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Act and any other similar statute in connection with the Initial Merger and the Business Combination Agreement.

5.5            No Redemption. Sponsor irrevocably and unconditionally agrees that, from the date hereof and until the termination of this Agreement, Sponsor shall not elect to cause SPAC to redeem any Subject Shares now or at any time legally or beneficially owned by Sponsor, or submit or surrender any of its Subject Shares for redemption, in connection with the transactions contemplated by the Business Combination Agreement or otherwise.

5.6            New Shares. In the event that prior to the Initial Closing (i) any SPAC Securities or other securities are issued or otherwise distributed to Sponsor pursuant to any share dividend or distribution, or any change in any of the SPAC Securities or other share capital of SPAC by reason of any share split-up, subdivision, recapitalization, combination, reverse share split, consolidation, exchange of shares or otherwise, (ii) Sponsor acquires legal or beneficial ownership of any SPAC Securities after the date of this Agreement, including upon exercise of options or warrants or (iii) Sponsor acquires the right to vote or share in the voting of any SPAC Securities after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

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Article VI
Sponsor and Insiders Lock-Up

6.1           Sponsor and Insiders Lock-Up. Subject to the consummation of the Initial Merger, Each of the Sponsor and the Insiders (other than Cheng Yin Pan) (each a “Subject Shareholder”) covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares or PubCo Warrants received by such Subject Shareholder as a result of the Initial Merger and any PubCo Ordinary Shares received by such Subject Shareholder upon the exercise of PubCo Warrants (the “Lock-Up Securities” of a Subject Shareholder); provided, however, that the foregoing shall not apply to (i) Transfers by the Sponsor (A) to another Person that is an affiliate of the Sponsor, or to any investment fund or other entity Controlling, Controlled by, managing or managed by or under common Control with the Sponsor or its affiliates or who shares a common investment advisor with the Sponsor; (B) as part of a distribution to members, partners or shareholders of the Sponsor via dividend or share repurchase; or (C) by gift to a charitable organization or to a charitable foundation; (ii) Transfers by virtue of the Laws of the state of the Sponsor’s organization and the Sponsor’s Organizational Documents upon dissolution of the Sponsor; (iii) Transfers relating to PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares acquired in open market transactions after the Acquisition Closing; (iv) the entry, at any time after the Acquisition Closing, by the Sponsor into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period insofar as it relates to the applicable Lock-Up Securities and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period insofar as it relates to the applicable Lock-Up Securities; (v) Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property; (vi) pledges of Lock-Up Securities by a holder thereof that create a mere security interest in such Lock-Up Securities pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Securities (as well as any foreclosure on such pledged Lock-Up Securities so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to the relevant Subject Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Lock-Up Securities as a result of foreclosure); (vii) with respect to a Subject Shareholder that is an Insider, Transfers (A) by gift to any member of such Subject Shareholder’s Immediate Family; (B) to a family trust, established for the exclusive benefit of such Subject Shareholder or any of his Immediate Family for estate planning purposes; (C) by virtue of laws of descent and distribution upon death of such Subject Shareholder; or (D) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, further, however, that in the case of clauses (i), (ii), (vi), and (vii), these permitted transferees shall enter into a written agreement, in substantially the form of this Article VI, agreeing to be bound by the restrictions on Transfer of Lock-Up Securities applicable to the Transferring Subject Shareholder prior to such Transfer.

6.2           No Amendment or Waiver. Neither the Company nor PubCo shall amend or waive the lock-up restriction agreed with the Other Lock-Up Shareholders pursuant to Section 6.1 of the respective Shareholder Support Agreements unless the Company or PubCo, as the case may be, extends such amendment and/or waiver to each Subject Shareholder, under the same terms and conditions (including, for the avoidance of doubt, the timing of any release from such lock-up restriction) and on a pro rata basis. The Company and PubCo shall provide at least five (5) Business Days’ advance written notice to each Subject Shareholder of any such amendment or waiver.

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6.3            Certain Definitions For purposes of this Article VI:

(a)          “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(b)          “Applicable Period” means the period commencing on the Initial Merger Effective Time and ending on:

(i)              with respect to fifty percent (50%) of the Lock-Up Securities of the Sponsor, the earliest of (x) one (1) year after the Acquisition Closing Date, (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date;

(ii)            with respect to fifty percent (50%) of the Lock-Up Securities of the Sponsor, eighteen (18) months after the Acquisition Closing Date; and

(iii)          with respect to the Lock-Up Securities of each applicable Insider, the earliest of (x) 180 days after the Acquisition Closing Date, (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date;

(c)          “Other Lock-Up Shareholders” means the “Shareholders” as defined in the respective Shareholder Support Agreements; and

(d)          “Immediate Family” means, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

Article VII
Additional Agreements of the Parties

7.1            Sponsor Affiliate Agreements.

(a)                Each of Sponsor and SPAC hereby agree that from the date hereof until the termination of this Agreement, none of them shall, or shall agree to, amend, modify or vary that certain letter agreement dated May 13, 2021 by and among the Sponsor, SPAC and the Insiders (the “SPAC Letter Agreement”), except as otherwise provided for under this Agreement, the Business Combination Agreement or any other Transaction Documents.

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(b)                Each of Sponsor and SPAC hereby agree that each agreement as of the Acquisition Effective Time between SPAC (or any of its Subsidiaries), on the one hand, and Sponsor or any of Sponsor’s Affiliates (other than SPAC or any of SPAC’s Subsidiaries), on the other hand (but excluding any Transaction Document and the SPAC Letter Agreement) (such agreements, collectively, the “Sponsor Affiliate Agreements”) will be terminated effective as of the Acquisition Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Sponsor or SPAC, and on and from the Acquisition Effective Time neither SPAC, the Sponsor, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations under any of the Sponsor Affiliate Agreements and each of Sponsor and SPAC (for and on behalf of its Affiliates and Subsidiaries) hereby releases in full any and all claims with respect thereto with effect on and from the Acquisition Effective Time. Additionally, each of the Sponsor, SPAC and Insiders hereby agrees that the restrictions on Transfer of the Lock-Up Securities under Section 6.1 shall supersede and replace the Sponsor’s and each applicable Insider’s respective obligations in respect of lock-up and transfer provisions currently contained in Sections 5(a), 5(b) and 5(c) of the SPAC Letter Agreement (the “Original Sponsor Lockup”), and such Original Sponsor Lockup shall terminate and be of no further force or effect, in each case effective upon the Acquisition Effective Time.

7.2           Mutual Release.

(a)                Sponsor Release. Sponsor, on its own behalf and on behalf of each of its Affiliates (other than SPAC or any of SPAC’s Subsidiaries) and each of its and their successors, assigns and executors (each, a “Sponsor Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge PubCo, the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Sponsor Releasee”), from (x) any and all obligations or duties PubCo, the Company, SPAC or any of their respective Subsidiaries has prior to or as of the Acquisition Effective Time to such Sponsor Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Sponsor Releasor has prior to or as of the Acquisition Effective Time, against any Sponsor Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Sponsor Releasee); provided, however, that nothing contained in this Section 7.2(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement, the other Transaction Documents or SPAC’s Organizational Documents, including the right to receive PubCo Class A Ordinary Shares at the Initial Merger Effective Time and for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification or contribution, in any Sponsor Releasor’s capacity as an officer or director of SPAC, (iii) arising under any then-existing insurance policy of SPAC, (iv) pursuant to a contract and/or policy of SPAC, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Acquisition Effective Time, provided that such expenses shall be paid at the Acquisition Closing, or (v) for any claim for fraud.

(b)                Company Release. Each of PubCo, the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge Sponsor and its respective successors, assigns, heirs, executors, officers, directors, partners, members, managers and employees (in each case in their capacity as such) (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the Acquisition Effective Time to such Company Releasor, (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 7.2(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any party (i) arising under this Agreement, the Business Combination Agreement or the other Transaction Documents or (ii) for any claim for fraud.

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7.3           Termination. This Agreement shall terminate upon the earliest of (i) the Acquisition Effective Time (provided, however, that upon such termination, Article VI shall survive in accordance with its terms and Section 5.4, Section 7.2, this Section 7.3, Section 7.4, Section 8.1, and Section 8.3 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its actual fraud or for its willful and material breach of this Agreement prior to such termination.

7.4            Additional Matters. Sponsor shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC, the Company or PubCo may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of SPAC or the Cayman Act) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Initial Merger or any other Transaction.

7.5            Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, nothing herein will be construed to limit or affect any action or inaction by any Insider serving as a director, officer, employee or fiduciary of SPAC or PubCo (as the case may be).

Article VIII
General Provisions.

8.1           Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company, PubCo and SPAC in accordance with Section 11.3 of the Business Combination Agreement and to Sponsor at its address set forth set forth on Schedule B hereto (or at such other address for a party as shall be specified by like notice).

8.2            Miscellaneous. The provisions of Section 1.2 and Article XI of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

ARTISAN LLC

Signature:	/s/ Cheng Yin Pan

Name:	Cheng Yin Pan

Title:	Manager

In the presence of:

Witness

Signature:	/s/ Wong Po Yee

Print Name:	Wong Po Yee

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

ARTISAN ACQUISITION CORP.

Signature:	/s/ Cheng Yin Pan

Name:	Cheng Yin Pan

Title:	Chief Executive Officer

In the presence of:

Witness

Signature:	/s/ Wong Po Yee

Print Name:	Wong Po Yee

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

PRENETICS GLOBAL LIMITED

Signature:	/s/ Danny Yeung

Name:	Danny Yeung

Title:	Director

In the presence of:

Witness

Signature:	/s/ Stephen Lo

Print Name:	Stephen Lo

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

PRENETICS GROUP LIMITED

Signature:	/s/ Danny Yeung

Name:	Danny Yeung

Title:	CEO

In the presence of:

Witness

Signature:	/s/ Stephen Lo

Print Name:	Stephen Lo

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

CHENG YIN PAN, solely in his capacity as the Chief Executive Officer of SPAC

Signature:	/s/ Chen Yin Pan

In the presence of:

Witness

Signature:	/s/ Wong Po Yee

Print Name:	Wong Po Yee

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

WILLIAM KELLER, solely in his capacity as a shareholder of SPAC

Signature:	/s/ William Keller

In the presence of:

Witness

Signature:	/s/ Catalina Keller

Print Name:	Catalina Keller

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

MITCH GARBER, solely in his capacity as a shareholder of SPAC

Signature:	/s/ Mitch Garber

In the presence of:

Witness

Signature:	/s/ Nadia Casolino

Print Name:	Nadia Casolino

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

FAN (FRANK) YU, solely in his capacity as a shareholder of SPAC

Signature:	/s/ Fan (Frank) Yu

In the presence of:

Witness

Signature:	/s/ Sin Tung Cheng

Print Name:	Sin Tung Cheng

[Signature Page to Sponsor Support Agreement and Deed]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a Deed.

EXECUTED AND DELIVERED AS A DEED by:

SEAN O’NEILL, solely in his capacity as a shareholder of SPAC

Signature:	/s/ Sean O'Neill

In the presence of:

Witness

Signature:	/s/ Maria Srivastava

Print Name:	Maria Srivastava

[Signature Page to Sponsor Support Agreement and Deed]

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Exhibit 10.5

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of September 15, 2021, is made and entered into by and among (i) Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), (ii) Artisan Acquisition Corp., a Cayman Islands exempted company (“SPAC”), (iii) Artisan LLC, a Cayman Islands limited liability company (the “Sponsor”), and (iv) the other undersigned parties listed on the signature page hereto (each such party, together with the Sponsor and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively the “Holders”).

WHEREAS, SPAC, the Sponsor and each of the other “Holders” as defined therein entered into that certain Registration and Shareholder Rights Agreement dated as of May 13, 2021 (the “Prior SPAC Agreement”), and Prenetics Group Limited, a Cayman Islands exempted company (the “Company”), and certain of its existing shareholders are parties to that certain Shareholders’ Agreement relating to the Company dated as of June 16, 2021 (the “Prior Company Agreement”);

WHEREAS, on the date of this Agreement, PubCo, the Company, SPAC, AAC Merger Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”) and PGL Merger Limited, a Cayman Islands exempted company and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”) entered into that certain Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other matters, (i) SPAC will merge with and into Merger Sub 1 with Merger Sub 1 continuing as the surviving entity (the “Initial Merger,” and the closing of the Initial Merger, the “Initial Closing”), and (ii) following the Initial Closing, Merger Sub 2 will merge with and into the Company with the Company continuing as the surviving entity and a wholly owned subsidiary of PubCo (the “Acquisition Merger,” and the closing of the Acquisition Merger, the “Acquisition Closing”);

WHEREAS, at the Initial Closing and subject to the terms and conditions of the Business Combination Agreement, (i) all of the outstanding shares of SPAC will automatically be cancelled and cease to exist in exchange for the right to receive newly issued Class A ordinary shares of PubCo, and (ii) all of the outstanding warrants of SPAC will automatically be assumed by PubCo and adjusted to become PubCo Warrants;

WHEREAS, at the Acquisition Closing and subject to the terms and conditions of the Business Combination Agreement, (i) all of the outstanding shares of the Company will automatically be cancelled and cease to exist in exchange for the right to receive newly issued Class A ordinary shares or Class B ordinary shares, as applicable, of PubCo, and (ii) all of the outstanding restricted share units to acquire shares in the Company will automatically be assumed by PubCo and converted into awards of restricted share units representing the right to receive PubCo Shares; and

WHEREAS, (i) the parties to the Prior SPAC Agreement desire to terminate, effective as of the Acquisition Closing, the same to provide for the terms and conditions set forth in this Agreement, and (ii) the parties to the Prior Company Agreement desire to replace the provisions of the Prior Company Agreement relating to the Registration of Registrable Securities and Registration of Company Shares (each as defined therein) with the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE 1
DEFINITIONS

The terms defined in this Article 1 shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Acquisition Closing” shall have the meaning given in the Recitals hereto.

“Acquisition Merger” shall have the meaning given in the Recitals hereto.

“Adverse Disclosure” shall mean any public disclosure of material non-public information, (a) which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of PubCo, after consultation with counsel to PubCo, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, and (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (b) as to which PubCo has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Amended Forward Purchase Agreements” shall mean, collectively, the Forward Purchase Agreements dated as of March 1, 2021, as amended by the respective Deeds of Novation and Amendment dated as of the date hereof substantially in the form attached as Exhibit A to the Business Combination Agreement, pursuant to which, among other things, (a) Aspex Master Fund, an exempted company incorporated under the laws of the Cayman Islands, has agreed to purchase 3,000,000 Class A ordinary shares of PubCo and 750,000 PubCo Warrants for an aggregate price equal to $30,000,000 immediately prior to the effective time of the Acquisition Merger and (b) Pacific Alliance Asia Opportunity Fund L.P., an exempted limited partnership formed under the laws of the Cayman Islands has agreed to purchase 3,000,000 Class A ordinary shares and 750,000 PubCo Warrants for an aggregate price equal to $30,000,000 immediately prior to the effective time of the Acquisition Merger.

“Block Trade” shall have the meaning given in subsection 2.9.1.

“Board” shall mean the board of directors of PubCo.

“Business Combination Agreement” shall have the meaning given in the Recitals hereto.

“Business Day” shall mean a day on which commercial banks are open for business in New York, the Cayman Islands and the Hong Kong SAR, except a Saturday, Sunday or public holiday (gazetted or ungazetted and whether scheduled or unscheduled).

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“Commission” shall mean the United States Securities and Exchange Commission.

“Company” shall have the meaning given in the Recitals hereto.

“Company Directors” shall mean the directors of the Company on the date of the Prior Company Agreement.

“Company Officers” shall mean Mr. Lawrence Chi Hung Tzang and Mr. Avrom Boris Lasarow.

“Company Significant Shareholder” shall mean Prudential Hong Kong Limited.

“Demanding Holder” shall have the meaning given in Section 2.4.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form F-1” shall mean such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the Commission.

“Form F-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form F-3” shall mean such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the Commission that permits forward incorporation of substantial information by reference to other documents filed by PubCo with the Commission.

“Form F-3 Shelf” shall have the meaning given in subsection 2.1.3.

“Forward Purchase Securities” shall mean the aggregate of 6,000,000 Class A ordinary shares of PubCo and 1,500,000 PubCo Warrants, to be issued by PubCo pursuant to the Amended Forward Purchase Agreements in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

“Holders” shall have the meaning given in the Preamble.

“Initial Closing” shall have the meaning given in the Recitals hereto.

“Lock-Up Agreement” shall mean, as applicable, the agreements and undertakings of the Holders set forth in (i) Section 6.1 of that certain Shareholder Support Agreements and Deeds, each dated as of the date hereof, by and among the Company, SPAC, PubCo and certain shareholders of the Company identified therein, and (ii) Section 6.1 of that certain Sponsor Support Agreement and Deed dated as of the date hereof by and among the Company, SPAC, PubCo, the Sponsor and certain other persons identified therein, pursuant to which a Holder has agreed not to transfer the Registrable Securities held by such Holder for a certain period of time after the Acquisition Closing.

“Maximum Number of Securities” shall mean, as to a given Underwritten Offering, the maximum dollar amount or maximum number of equity securities that can be sold in such Underwritten Offering, in the reasonable determination of the managing Underwriter(s), without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering.

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“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the case of a Prospectus, in the light of the circumstances under which they were made) not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.2.1.

“Permitted Transferees” shall mean a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the lock-up period under the applicable Lock-Up Agreement, and to any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.8.1.

“PIPE Securities” shall mean those securities issued pursuant to the PIPE Subscription Agreements.

“PIPE Subscription Agreements” shall mean the agreements, dated as of the date hereof, entered into by and among PubCo, SPAC and the other parties thereto, pursuant to which such other parties will subscribe for PubCo Shares, immediately prior to and substantially concurrently with the Acquisition Closing.

“Prior Company Agreement” shall have the meaning given in the Recitals hereto.

“Prior SPAC Agreement” shall have the meaning given in the Recitals hereto.

“Pro Rata” shall mean, with respect to a given Registration, offering or Transfer of Registrable Securities pursuant to this Agreement, pro rata based on (A) the number of Registrable Securities that each Holder, as applicable, has requested or proposed to be included in such Registration, offering or Transfer and (B) the aggregate number of Registrable Securities that all Holders have requested or proposed to be included in such Registration, offering or Transfer.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“PubCo” shall have the meaning given in the Preamble.

“PubCo Shares” shall mean, collectively, PubCo’s Class A ordinary shares and Class B ordinary shares, each of par value US$0.0001 per share.

“PubCo Warrants” shall mean the warrants exercisable for PubCo Shares to be issued by PubCo in connection with the consummation of the transactions contemplated by the Business Combination Agreement.

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“Registrable Securities” shall mean:

(A)              any outstanding PubCo Shares or PubCo Warrants that are held by a Holder as of immediately following the Acquisition Closing;

(B)              any PubCo Shares that may be acquired by a Holder upon the exercise of any of the PubCo Warrants (or any other option or right to acquire PubCo Shares) that are held by a Holder as of immediately following the Acquisition Closing; and

(C)              any other equity security of PubCo issued or issuable with respect to any securities referenced in clauses (A) or (B) above by way of a stock dividend or stock split or in connection with a recapitalization, merger, consolidation, spin-off, reorganization or similar transaction;

provided, however, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (i) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by PubCo and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Underwritten Takedown, effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)              all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the PubCo Shares are then listed;

(B)              fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)              printing, messenger, telephone and delivery expenses of PubCo;

(D)              reasonable fees and disbursements of counsel for PubCo;

(E)              reasonable fees and disbursements of all independent registered public accountants of PubCo incurred specifically in connection with such Registration;

(F)               PubCo’s roadshow and travel expenses, if any; and

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(G)              reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Underwritten Takedown (not to exceed US$50,000 without the consent of PubCo).

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in Section 2.5.

“SEC Guidance” shall have the meaning given in subsection 2.2.1.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form F-1 Shelf, the Form F-3 Shelf or any Subsequent Shelf, as the case may be.

“Shelf Registration” shall mean a Registration of securities pursuant to a Registration Statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Significant Holder” shall mean any of the Company Directors, the Company Officers, the Sponsor, the Company Significant Shareholder and their Permitted Transferees.

“SPAC” shall have the meaning given in the Preamble.

“Sponsor” shall have the meaning given in the Recitals hereto.

“Subscription Agreements” shall mean the PIPE Subscription Agreements and the Amended Forward Purchase Agreements.

“Subsequent Shelf” shall have the meaning given in subsection 2.3.2.

“Takedown Demand” shall have the meaning given in subsection 2.4.1.

“Takedown Threshold” shall have the meaning given in Section 2.4.

“Transfer” shall mean the (a) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (b) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (c) public announcement of any intention to effect any transaction specified in clause (a) or (b).

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“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of PubCo are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Takedown” shall mean an Underwritten Offering of Registrable Securities pursuant to the Shelf, as amended or supplemented.

ARTICLE 2
registrations

2.1              Resale Shelf Registration.

2.1.1         PubCo shall use its reasonable efforts to file within thirty (30) days following the Acquisition Closing, and use commercially reasonable efforts to (a) cause to be declared effective as soon as reasonably practicable thereafter, a Registration Statement for a Shelf Registration on Form F-1 (the “Form F-1 Shelf”) covering the resale of all the Registrable Securities (determined as of two Business Days prior to such filing) on a delayed or continuous basis and (b) subject to the other provisions of this Agreement, including Section 3.4, keep such Form F-1 Shelf effective and available for use in compliance with the provisions of the Securities Act until such time as a Form F-3 Shelf is declared effective pursuant to subsection 2.1.3.

2.1.2         Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.1.3         Following the filing of a Form F-1 Shelf, PubCo shall use commercially reasonable efforts to convert and/or file, and to cause to become effective, the Form F-1 Shelf (and any Subsequent Shelf) to a Registration Statement for a Shelf Registration on Form F-3 (the “Form F-3 Shelf”) as soon as reasonably practicable, and in any event within forty-five (45) days, in each case, subject to the other provisions of this Agreement including Section 3.4, after PubCo is eligible to use Form F-3.

2.2              Rule 415 Cutback.

2.2.1         Notwithstanding the registration obligations set forth in Section 2.1, in the event the Commission informs PubCo that all of the Registrable Securities cannot, as a result of the application of Rule 415 of the Securities Act, be registered for resale as a secondary offering on a single registration statement, PubCo agrees to promptly (a) inform each of the Holders and use its commercially reasonable efforts to file amendments to the Shelf Registration as required by the Commission and/or (b) withdraw the Shelf Registration and file a new Registration Statement (a “New Registration Statement”), on Form F-3, or if Form F-3 is not then available to PubCo for such Registration Statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, PubCo shall use its commercially reasonable efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”).

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2.2.2         Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation of the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that PubCo used commercially reasonable efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to its Registrable Securities and subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders, the number of Registrable Securities to be registered on such Registration Statement will be reduced (a) firstly, on a Pro Rata basis among the Holders; and (b) secondly, only if the number of Registrable Securities of Holders permitted to be registered has been reduced to zero, on a Pro Rata basis among holders of PIPE Securities and Forward Purchase Securities.

2.2.3         If PubCo amends the Shelf Registration or files a New Registration Statement, as the case may be, under this Section 2.2, PubCo shall use its commercially reasonable efforts to file with the Commission, as promptly as allowed by the Commission or SEC Guidance, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities (a) that were not registered for resale on the Shelf Registration, as amended, or the New Registration Statement and (b) are no longer restricted by any Lock-Up Agreement.

2.3              Amendment, Supplement and Subsequent Shelf.

2.3.1         PubCo shall use commercially reasonable efforts to maintain a Shelf in accordance with the terms of this Agreement, and shall prepare and file with the Commission from time to time such amendments and supplements to the Shelf as may be necessary to keep the Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities.

2.3.2         If a Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, PubCo shall, subject to Section 3.4, use commercially reasonable efforts to as promptly as is reasonably practicable (a) cause such Shelf to again become effective under the Securities Act (including using commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), (b) amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf, or (c) prepare and file an additional Registration Statement for a Shelf Registration (a “Subsequent Shelf”) registering the resale of all Registrable Securities (determined as of two Business Days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein.

2.3.3         If a Subsequent Shelf is filed pursuant to Section 2.3.2, PubCo shall use commercially reasonable efforts to (a) cause such Subsequent Shelf to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof, and (b) keep such Subsequent Shelf continuously effective, available for use and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. Any such Subsequent Shelf shall be on Form F-3 to the extent that PubCo is eligible to use such form, and shall be an automatic shelf registration statement as defined in Rule 405 promulgated under the Securities Act if PubCo is a well-known seasoned issuer as defined in Rule 405 promulgated under the Securities Act at the most recent applicable eligibility determination date.

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2.4              Demand for Underwritten Takedown. Subject to the Lock-Up Agreements and to the provisions of this Section 2.4 and Sections 2.5 and 3.4, at any time and from time to time when an effective Shelf is on file with the Commission, either (x) the Holders of at least 20% of the then-outstanding number of Registrable Securities, (y) the Sponsor, who shall not be permitted to demand more than two (2) Underwritten Takedowns pursuant to this Section 2.4(y), or (z) a Significant Holder, who shall be permitted to demand no more than two (2) Underwritten Takedowns pursuant to this Section 2.4(z) (in each case, the “Demanding Holders”) may request to sell all or a portion of their Registrable Securities in an Underwritten Takedown in accordance with this Section 2.4; provided that PubCo shall only be obligated to effect an Underwritten Takedown if such Underwritten Offering shall include Registrable Securities proposed to be sold by the Demanding Holder with a total offering price reasonably expected to exceed, in the aggregate, US$25,000,000 (the “Takedown Threshold”).

2.4.1         Takedown Demand Notice. All requests for an Underwritten Takedowns shall be made by giving written notice to PubCo, which shall specify the number of Registrable Securities proposed to be sold in the Underwritten Takedown (such written notice, a “Takedown Demand”).

2.4.2         Underwriters. The majority-in-interest of the Demanding Holders initiating an Underwritten Takedown shall have the right to select the Underwriter(s) for such Underwritten Offering (which shall consist of one or more nationally recognized investment banks), subject to the approval of PubCo (which shall not be unreasonably withheld). PubCo shall not be required to include any Holder’s Registrable Securities in such Underwritten Takedown unless such Holder accepts the terms of the underwriting as agreed between PubCo and its Underwriter(s) and enters into and complies with an underwriting agreement with such Underwriter(s) in customary form (after having considered in good faith the comments from a single U.S. counsel for the Holders which are selling in the Underwritten Takedown). Notwithstanding anything to the contrary in this Agreement, PubCo may effect any Underwritten Takedown pursuant to any then effective Registration Statement, including a Form F-3, that is then available for such offering.

2.4.3         Number and Frequency of Underwritten Takedowns. Notwithstanding anything to the contrary in this Section 2.4, under no circumstances shall PubCo be obligated to effect (a) more than one (1) Underwritten Takedown within the first year following the Acquisition Closing, (b) for the period commencing one year after the Acquisition Closing, more than two (2) Underwritten Takedowns within any twelve-month period, (c) more than two (2) Underwritten Takedowns where the Sponsor is a Demanding Holder or (d) more than two (2) Underwritten Takedowns where a Significant Holder is the Demanding Holder.

2.5              Reduction of Underwritten Takedown. If the managing Underwriter or Underwriters in an Underwritten Offering pursuant to a Takedown Demand advises PubCo and the Demanding Holders and the Holders requesting piggy-back rights pursuant to this Agreement with respect to such Underwritten Offering (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other PubCo Shares or other equity securities that PubCo desires to sell and the PubCo Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the Maximum Number of Securities, then PubCo shall include in such Underwritten Offering:

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2.5.1         first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among the Demanding Holders and Requesting Holders if the Registrable Securities desired to be sold by such Holders in the aggregate would exceed the Maximum Number of Securities);

2.5.2         second, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsection 2.5.1, the PubCo Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

2.5.3         third, to the extent that the Maximum Number of Securities has not been reached under the foregoing subsections 2.5.1 and 2.5.2, any PubCo Shares or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of PubCo that can be sold without exceeding the Maximum Number of Securities.

2.6              Effective Registration. Subject to Section 2.7 but notwithstanding any other provision in this Agreement, a Registration will not count as an Underwritten Takedown until the Registration Statement filed with the Commission with respect to such Underwritten Takedown has been declared effective and PubCo has complied with all of its obligations under this Agreement in all material respects with respect to such Underwritten Takedown; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to such Underwritten Takedown is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Underwritten Takedown will be deemed not to have been declared effective, unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority in interest of the Demanding Holders, thereafter elects to continue the offering; provided, further, that PubCo shall not be obligated to file a second Registration Statement until the Registration Statement that has been previously filed with respect to such Registration becomes effective or is subsequently terminated.

2.7              Withdrawal of Underwritten Takedown.

2.7.1         Prior to the filing of the applicable preliminary or “red herring” Prospectus used for marketing an Underwritten Takedown, if a majority-in-interest of the Demanding Holders disapprove of the terms of any underwriting or are not entitled to include all of their Registrable Securities in any offering, such majority-in-interest of the relevant Demanding Holders shall have the right to withdraw from such Underwritten Takedown upon written notification to PubCo, each other Demanding Holder and Requesting Holder, and the applicable Underwriter(s).

2.7.2         Following the receipt of any notice of withdrawal pursuant to subsection 2.7.1, the other Demanding Holders and Requesting Holders, provided they collectively qualify as Demanding Holders pursuant to clauses (x), (y) or (z) of Section 2.4 and the Takedown Threshold would still be satisfied, may elect to continue with the Underwritten Offering and such continued Takedown Demand shall count as a Takedown Demand of the continuing Demanding Holders for purposes of subsection 2.4.3 and not of the withdrawing Demanding Holders.

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2.7.3         If an Underwritten Takedown is withdrawn and not continued pursuant to subsection 2.7.2, then the withdrawn Takedown Demand shall count as an Underwritten Takedown for purposes of subsection 2.4.3.

2.8	Piggyback Registration.

2.8.1         Piggyback Rights. Subject to subsection 2.9.3, if PubCo or any Holder proposes to conduct a registered offering of, or if PubCo proposes to file a Registration Statement under the Securities Act with respect to the Registration of, equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of the shareholders of PubCo (or by PubCo and by the shareholders of PubCo, including an Underwritten Takedown pursuant to Section 2.4), other than a Registration Statement (a) filed in connection with any employee share option or other benefit plan, (b) for an exchange offer or offering of securities solely to PubCo’s existing shareholders, (c) for an offering of debt that is convertible into equity securities of PubCo, (d) for a dividend reinvestment plan or (e) for a rights offering, then PubCo shall give written notice of such proposed filing or offering to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement, or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable preliminary “red herring” Prospectus or prospectus supplement used for marketing such offering, which notice shall (x) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (y) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within two (2) days after receipt of such written notice (such Registration, other than a registration in connection with a Takedown Demand under Section 2.4 through Section 2.6, a “Piggyback Registration”). Subject to subsection 2.8.2, PubCo shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.8.1 to be included in such Piggyback Registration on the same terms and conditions as any similar securities of PubCo included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. The inclusion of any Holder’s Registrable Securities in a Piggyback Registration shall be subject to such Holder’s agreement to enter into and comply with an underwriting agreement in customary form with the Underwriter(s) duly selected for such Underwritten Offering.

2.8.2         Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration advises PubCo and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the PubCo Shares or other equity securities that PubCo desires to sell, taken together with (x) the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.8 hereof, and (z) the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of PubCo, exceeds the Maximum Number of Securities, then:

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(a)                If the Registration or registered offering is undertaken for PubCo’s account, PubCo shall include in any such Registration or registered offering:

(i)                first, the PubCo Shares or other equity securities that PubCo desires to sell that can be sold without exceeding the Maximum Number of Securities;

(ii)              second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.8.1, Pro Rata among such Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; and

(iii)            third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities; and

(b)                If the Registration or registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then PubCo shall include in any such Registration or registered offering:

(i)                first, the PubCo Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, that can be sold without exceeding the Maximum Number of Securities;

(ii)              second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the PubCo Shares or other equity securities that PubCo desires to sell, which can be sold without exceeding the Maximum Number of Securities;

(iii)            third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.8.1 that can be sold without exceeding the Maximum Number of Securities (to be allocated Pro Rata among such Holders if the Registrable Securities desired to be sold by such Holders in the aggregate, when combined with those desired to be sold by the persons or entities requesting the Registration or registered offering and those desired to be sold by PubCo, would exceed the Maximum Number of Securities); and

(iv)             fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the PubCo Shares or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of other shareholders of PubCo, which can be sold without exceeding the Maximum Number of Securities.

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(c)                If the Registration or registered offering is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.4, then PubCo shall include in any such Registration or registered offering securities pursuant to Section 2.5.

2.8.3         Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to PubCo and the Underwriter or Underwriters (if any) prior to (a) in the case of an Underwritten Offering, the launch of the roadshow (or other formal marketing activities) by the Underwriter(s); and (b) otherwise, the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration. PubCo (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.8.3.

2.9	Block Trades.

2.9.1         Notwithstanding the foregoing (but subject to Section 3.4), at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in an underwritten or other coordinated registered offering not involving a “roadshow,” an offer commonly known as a “block trade” (a “Block Trade”), with a total offering price reasonably expected to exceed, in the aggregate, either (x) US$50,000,000 or (y) all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder shall notify PubCo and any Significant Holder of the Block Trade at least five (5) Business Days prior to the day such offering is to commence and PubCo shall as expeditiously as possible use commercially reasonable efforts to facilitate such Block Trade; provided that the Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with PubCo and any Underwriters prior to making such request in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade.

2.9.2         Prior to the filing of the applicable “red herring” Prospectus or prospectus supplement used in connection with a Block Trade, a majority-in-interest of the Demanding Holders initiating such Block Trade shall have the right to withdraw upon written notification to PubCo and the Underwriter or Underwriters (if any). Notwithstanding anything to the contrary in this Agreement, PubCo shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to its withdrawal under this Section 2.9.2.

2.9.3         Only a Significant Holder may exercise Piggyback Registration rights in connection with a Block Trade; with respect to other Holders, Section 2.8 hereof shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement. Notwithstanding the time periods provided for in Section 2.8, in a Significant Holder’s exercise of Piggyback Registration rights in connection with a Block Trade, PubCo and the Demanding Holder shall not be obligated to include such Significant Holder’s Registrable Securities in such Block Trade unless requested to do so in writing within the Business Day immediately following the date on which notice of the Block Trade is given pursuant to subsection 2.9.1.

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2.9.4         The Demanding Holder in a Block Trade shall have the right to select the Underwriters for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks), subject to the approval of PubCo (which shall not be unreasonably withheld).

2.9.5         Holders in the aggregate may demand no more than two (2) Block Trades pursuant to this Section 2.9 in any twelve (12) month period, and no more than one (1) Block Trade pursuant to this Section 2.9 within the first year following the Acquisition Closing. For the avoidance of doubt, any Block Trade pursuant to this Section 2.9 shall not be counted as an Underwritten Takedown for purposes of subsection 2.4.3.

2.10          Restrictions on Registration Rights. Notwithstanding any provision of this Agreement to the contrary:

2.10.1      during the period starting with the date sixty (60) days prior to PubCo’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a PubCo-initiated Registration and provided that PubCo continues to actively employ, in good faith, commercially reasonable efforts to maintain the effectiveness of the applicable Shelf; or

2.10.2      if Holders have requested an Underwritten Takedown and PubCo and such Holders are unable to obtain the commitment of underwriters to firmly underwrite such offering;

then in each case PubCo shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board it would be materially detrimental to PubCo to do otherwise than defer the filing of such Registration Statement or conduct of an Underwritten Offering. In such event, PubCo shall have the right to defer such filing or conduct for a period of not more than sixty (60) days.

2.11          Market Stand-Off Agreement. Each Holder given an opportunity to participate in an Underwritten Offering of equity securities of PubCo pursuant to the terms of this Agreement agrees that it shall not Transfer any PubCo Shares or other equity securities of PubCo (other than those included in such offering pursuant to this Agreement), without the prior written consent of PubCo, during the ninety (90)-day period beginning on the date of pricing of such offering, except in the event the managing Underwriter(s) otherwise agree by written consent. Each Holder agrees to execute a customary lock-up agreement in favor of the relevant Underwriter(s) to such effect (in each case on substantially the same terms and conditions as all such Holders).

ARTICLE 3
PUBCO PROCEDURES

3.1              General Procedures. In connection with any Shelf and/or Underwritten Takedown, PubCo shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto PubCo shall, as expeditiously as reasonably practicable without causing any undue disruption to the business of PubCo:

3.1.1         prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective for the Effectiveness Period (as defined below);

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3.1.2         prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be required by the rules, regulations or instructions applicable to the registration form used by PubCo or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are disposed of in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus (the “Effectiveness Period”);

3.1.3         prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4         prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be reasonably necessary by virtue of the business and operations of PubCo and do any and all other acts and things that may be reasonably necessary to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that PubCo shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5         cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by PubCo are then listed;

3.1.6         provide a transfer agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7         advise each seller of such Registrable Securities, promptly, and in no event later than one (1) Business Day, after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

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3.1.8         at least five (5) Business Days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus or any document that is to be incorporated by reference into such Registration Statement or Prospectus, furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference therein) and, thereafter, give good faith consideration to the comments of a single U.S. counsel for such sellers;

3.1.9         notify the Holders, at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.10      upon execution of confidentiality agreements which are reasonably satisfactory in form and substance to PubCo, make available for inspection by the Holders of Registrable Securities included in such Registration Statement, the Underwriter(s), if any, and any attorney, accountant, other professional or other representative retained by such Holders or Underwriter(s), financial and other records and pertinent corporate documents of PubCo, as shall be necessary to enable them to exercise their due diligence responsibility, and cause PubCo’s officers, directors and employees to supply all information reasonably requested by any of them in connection with the Registration Statement;

3.1.11      obtain a “comfort” letter from PubCo’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.12      in the event of an Underwritten Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain (a) an opinion, dated such date, of one (1) counsel representing PubCo for the purposes of such Registration, addressed to the participating Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, placement agent, sales agent, or Underwriter(s) may reasonably request and as are customarily included in such opinions, and reasonably satisfactory to a majority-in-interest of the participating Holders; and (b) a negative assurance (“10b-5”) letter, dated such date, of counsel representing PubCo for the purposes of such Registration, addressed to the placement agent or sales agent, if any, and the Underwriters, if any, covering such matters with respect to the Registration in respect of which such 10b-5 letter is being given as the placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such 10b-5 letters;

3.1.13      in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter(s) of such offering;

3.1.14      make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of PubCo’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule then in effect);

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3.1.15      with respect to an Underwritten Offering pursuant to Section 2.4, use commercially reasonable efforts to make available senior executives of PubCo to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in such Underwritten Offering; and

3.1.16      otherwise, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with any Registration hereunder.

3.2              Registration Expenses. The Registration Expenses of all Registrations shall be borne by PubCo. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3              Requirements for Participation in Underwritten Offerings. Each Holder shall provide such information as may reasonably be requested by PubCo, or the managing Underwriter or placement agent or sales agent, if any, in connection with the preparation of any Registration Statement or Prospectus, including amendments and supplements thereto, in order to effect the Registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with PubCo’s obligation to comply with federal and applicable state securities laws. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide such information, PubCo may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if PubCo determines, based on the advice of a reputable external counsel, that such information is necessary to effect the Registration and such Holder continues thereafter to withhold such information. No person may participate in any Underwritten Offering for equity securities of PubCo pursuant to a Registration initiated by PubCo hereunder unless such person:

3.3.1         agrees to sell such person’s securities on the basis provided in any customary underwriting arrangements approved by PubCo (after having considered and given good faith consideration to the comments from a single U.S. counsel for the Holders that are selling in the Underwritten Offering); and

3.3.2         completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

The exclusion of a Holder’s Registrable Securities as a result of this Section 3.3 shall not affect the Registration of the other Registrable Securities to be included in such Registration.

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3.4              Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from PubCo that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement as contemplated by Section 3.1.8 (it being understood that PubCo hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice) or until it is advised in writing by PubCo that the use of the Prospectus may be resumed. In addition, if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time (a) would require the inclusion in such Registration Statement of financial statements that are unavailable to PubCo for reasons beyond PubCo’s control, (b) would, in the good faith view of PubCo, require PubCo to make an Adverse Disclosure, or (c) could materially affect a bona fide business or financing transaction of the PubCo or its subsidiaries, PubCo may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the period of time determined in good faith by PubCo to be necessary for such purpose; provided, however, that PubCo shall not have the right to exercise the rights set forth in this Section 3.4 for more than 90 consecutive days or more than 120 days, in any such case, in any 12-month period. In the event PubCo exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. PubCo shall promptly notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5              Reporting Obligations. As long as any Holder shall own Registrable Securities, PubCo, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by PubCo after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings; provided that any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering, Analysis and Retrieval system shall be deemed to have been furnished or delivered to the Holders pursuant to this Section 3.5. PubCo further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell PubCo Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule then in effect). Upon the request of any Holder, PubCo shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

ARTICLE 4
INDEMNIFICATION AND CONTRIBUTION

4.1              Indemnification by PubCo. PubCo agrees to indemnify and hold harmless, to the extent permitted by law, each Holder of Registrable Securities, its officers, employees, directors, affiliates, partners, members, attorneys and agents, and each person who controls such Holder (within the meaning of the Securities Act) (each, a “Holder Indemnified Party”) against all losses, judgments, claims, damages, liabilities and out-of-pocket expenses (including reasonable outside attorneys’ fees), whether joint or several, resulting from, arising out of or that are based on any untrue or allegedly untrue statement of a material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by PubCo of the Securities Act or any rule or regulation promulgated thereunder applicable to PubCo and relating to action or inaction required of PubCo in connection with any such registration, except insofar as the same are caused by or contained in any information or affidavit furnished in writing to PubCo by such Holder expressly for use therein, or if such losses, judgments, claims, damages, liabilities and out-of-pocket expenses are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus. PubCo shall promptly reimburse a Holder Indemnified Party for any reasonable expenses incurred by such Holder Indemnified Party in connection with investigating and defending any proceeding or action to which this Section 4.1 applies (including the reasonable fees and disbursements of legal counsel) except insofar as such proceeding or action arise out of or are based on any information or affidavit furnished in writing to PubCo by such Holder, or if such proceeding or action are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus.

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4.2              Indemnification by Holders. In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to PubCo in writing such information and affidavits as PubCo reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify and hold harmless PubCo, its directors, officers and agents, and each person who controls PubCo (within the meaning of the Securities Act) against any losses, judgments, claims, damages, liabilities and out-of-pocket expenses (including reasonable outside attorneys’ fees), whether joint or several, resulting from, arising out of or that are based on any untrue or allegedly untrue statement of a material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue or allegedly untrue statement or omission or alleged omission are caused by or contained in any information or affidavit so furnished in writing to PubCo by such Holder expressly for use therein, or if such losses, judgments, claims, damages, liabilities and out-of-pocket expenses are based on any such Holder’s violation of the federal securities laws or failure to sell the Registrable Securities in accordance with the intended plan of distribution contained in the Prospectus; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriter(s), their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of PubCo.

4.3              Indemnification Process.

4.3.1         Any person entitled to indemnification pursuant to Sections 4.1 or 4.2 (each, an “Indemnified Party”) shall:

(a)                if a claim is to be made against any person (the “Indemnifying Party”) for indemnification hereunder, give prompt written notice to the Indemnifying Party of the losses, claims, damages, liabilities or out-of-pocket expenses (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the Indemnifying Party); and

(b)                unless in the Indemnified Party’s reasonable judgment a conflict of interest between such Indemnified Party and Indemnifying Party may exist with respect to such claim, permit such Indemnifying Party to assume control of the defense of such claim with counsel reasonably satisfactory to the Indemnified Party.

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4.3.2         If such control of defense is assumed, the Indemnifying Party shall not be subject to any liability to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof.

4.3.3         An Indemnifying Party who is not entitled to, or elects not to, assume the control of defense of a claim shall not be obligated to pay the fees and expenses of more than one (1) counsel for all parties indemnified by such Indemnifying Party with respect to such claim, unless in the reasonable judgment of any Indemnified Party a conflict of interest may exist between such Indemnified Party and any other of such Indemnified Parties with respect to such claim.

4.3.4         No Indemnifying party shall, without the prior written consent of the Indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the Indemnifying Party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such Indemnified Party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

4.3.5         The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party or any officer, director or controlling person of such Indemnified Party and shall survive the transfer of securities.

4.4              Contribution. If the indemnification provided under Sections 4.1, 4.2, and 4.3 from the Indemnifying Party is judicially determined to be unavailable or insufficient to hold harmless an Indemnified Party in respect of any losses, claims, damages, liabilities and out-of-pocket expenses referred to herein, then each Indemnifying Party, in lieu of indemnifying the Indemnified Party, shall contribute to the amount paid or payable by the Indemnified Party as a result of such losses, claims, damages, liabilities and out-of-pocket expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party and the Indemnified Party, as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and Indemnified Party shall be determined by reference to, among other things, whether any action in question, including any untrue or allegedly untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or omitted to be made by, in the case of an omission), or relates to any information or affidavit supplied by (or not supplied by, in the case of an omission), such Indemnifying Party or Indemnified Party, and the Indemnifying Party’s and Indemnified Party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.4 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or out-of-pocket expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.4 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.4. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.4 from any person who was not guilty of such fraudulent misrepresentation.

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ARTICLE 5
MISCELLANEOUS

5.1              Notices. All general notices, demands or other communications required or permitted to be given or made hereunder (“Notices”) shall be in writing and delivered personally or sent by courier or sent by electronic mail to the intended recipient thereof. Any such Notice shall be deemed to have been duly served (a) if given personally or sent by local courier, upon delivery during normal business hours at the location of delivery or, if later, then on the next Business Day after the day of delivery; (b) if sent by electronic mail during normal business hours at the location of delivery, immediately, or, if later, then on the next Business Day after the day of delivery; or (c) the third Business Day following the day sent by reputable international overnight courier (with written confirmation of receipt). Any notice or communication under this Agreement must be addressed:

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If to PubCo:

Prenetics Group Limited
Attention: Mr. Danny Yeung/Mr. Stephen Lo
Email address: danny@prenetics.com; stephen.lo@prenetics.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
42/F, Edinburgh Tower, The Landmark

15 Queen’s Road Central

Hong Kong
Attention: Jonathan B. Stone/Peter X. Huang, Esq.

Email: jonathan.stone@skadden.com; peter.huang@skadden.com

If to Sponsor or SPAC:

Artisan LLC / Artisan Acquisition Corp.
Address: c/o Room 1111, New World Tower 1
18 Queen’s Road, Central, Hong Kong
Attention: Ben Cheng
Email: ben.cheng@c-venturesfund.com

With a copy (which shall not constitute notice) to:

Kirkland & Ellis
Address: 26th Floor, Gloucester Tower, The Landmark
15 Queen’s Road Central, Hong Kong
Attention: Jesse Sheley; Joseph Raymond Casey; Ram Narayan
Email: jesse.sheley@kirkland.com; joseph.casey@kirkland.com; ram.narayan@kirkland.com

If to any Holder, at such Holder’s address or contact information as set forth under such Holder’s signature to this Agreement or to such Holder’s address as found in PubCo’s books and records.

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1. Any Holder not desiring to receive Notices at any time and from time to time may so notify the other parties, who shall thereafter not make, give or deliver any Notice to such Holder until duly notified otherwise (or until the expiry of any period specified in such Holder’s notice).

5.2	Assignment; No Third Party Beneficiaries.

5.2.1         This Agreement and the rights, duties and obligations of PubCo hereunder may not be assigned or delegated by PubCo in whole or in part.

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5.2.2         Prior to the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and conditions of this Agreement. After the expiration of the lock-up period applicable to such Holder pursuant to any Lock-Up Agreement, the Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, to any person to whom it transfers Registrable Securities; provided that such Registrable Securities remain Registrable Securities following such transfer, and such person agrees to be bound by the terms and conditions of this Agreement.

5.2.3         This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4         This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5         No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate PubCo unless and until PubCo shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to PubCo, to be bound by the terms and conditions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3              Counterparts. This Agreement may be executed in multiple counterparts (including by electronic means), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

5.4              Governing Law; Venue. Each party expressly agrees that this Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the applicable of laws of another jurisdiction. Any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought in federal and state courts located in the State of Delaware, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court, waives any obligation it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of any cause of action may be heard and determined only in any such court, and agrees not to bring any cause of action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 5.4. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

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5.5              Severability. The invalidity or unenforceability of any specific provision of this Agreement shall not invalidate or render unenforceable any of its other provisions. The parties hereto further agree that if any provision contained in this Agreement is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained in this Agreement that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties hereto.

5.6              Entire Agreement. This Agreement (together with the Business Combination Agreement, and any applicable Lock-Up Agreement to the extent incorporated herein, and including all agreements entered into pursuant hereto or thereto or referenced herein or therein and all certificates and instruments delivered pursuant hereto and thereto) set forth the entire understanding of the parties with respect to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings between the parties, whether oral or written, with respect to such subject matter.

5.7              Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party. Unless the context otherwise requires: (a) “or” is disjunctive but not exclusive; (b) words in the singular include the plural, and in the plural include the singular; (c) the words “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and section and subsection references are to this Agreement unless otherwise specified; (d) the term “including” is not limiting and means “including without limitation”; (e) whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms; (f) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications or supplements thereto; and (g) references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation. Where any PubCo Shares are held by the Depository Trust Company or any person who operates a clearing system or issues depositary receipts (or their nominees) and/or a nominee, custodian or trustee for any person, that person shall (unless the context requires otherwise) be treated for the purposes of this Agreement as the holder of those shares and references to shares being “held by” a person, to a person “holding” shares or to a person who “holds” any such shares, or equivalent formulations, shall be construed accordingly. The headings, subheadings and captions contained in this Agreement are included for convenience of reference only, and in no way define, limit or describe the scope of this Agreement or the intent of any provision hereof.

5.8              Amendments and Modifications. Only upon the prior written consent of PubCo and the Holders of at least a majority of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment or modification to this Agreement that would have a disproportionately adverse effect on any party’s rights hereunder in any material respect shall require the prior written consent of such party.

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5.9              Other Registration Rights. PubCo represents and warrants that as of the date of this Agreement, no person, other than the holders of (a) Registrable Securities, (b) PIPE Securities, and (c) Forward Purchase Securities has any right to require PubCo to register any securities of PubCo for sale or to include such securities of PubCo in any Registration filed by PubCo for the sale of securities for its own account or for the account of any other person. The Holders hereby acknowledge that PubCo has granted resale registration rights to holders of PIPE Securities and Forward Purchase Securities in the Subscription Agreements, and that nothing herein shall restrict the ability of PubCo to fulfill its obligations under the Subscription Agreements. As of the Acquisition Closing there will not be any registration rights related to securities of PubCo that PubCo has agreed to other than under this Agreement and the Subscription Agreements.

5.10          Termination of Prior SPAC Agreement and Termination and Effectiveness of this Agreement.

5.10.1      Each of SPAC, the Sponsor and the “Holders” (as defined in the Prior SPAC Agreement) hereby agrees that the Prior SPAC Agreement shall terminate as of the Initial Closing, and thereafter shall be of no further force and effect.

5.10.2      This Agreement shall take effect as of and from the Acquisition Closing; provided, that if the Business Combination Agreement is terminated prior to the Acquisition Closing, this Agreement shall not become effective and shall be deemed void.

5.10.3      With effect from the Acquisition Closing, each party to this Agreement hereby irrevocably waives and agrees not to exercise or enforce any rights it may have (a) in respect of the registration of Registrable Securities pursuant to any other agreement, in general and (b) arising from or pursuant to the Prior Company Agreement, in particular.

5.11          Term. This Agreement shall terminate upon the earlier of (a) the tenth anniversary of the date of this Agreement or (b) with respect to any Holder, on the date that such Holder no longer holds any Registrable Securities. The provisions of Section 3.5 shall survive any termination.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

PUBCO:

PRENETICS GLOBAL LIMITED

By:	/s/ Danny Yeung
	Name:	Danny Yeung
	Title:	Director

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SPAC: ARTISAN ACQUISITION CORP.

By:	/s/ Cheng Yin Pan
	Name:	Cheng Yin Pan
	Title:	Chief Executive Officer

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Sponsor:

ARTISAN LLC

By:	/s/ Cheng Yin Pan
	Name:	Cheng Yin Pan
	Title:	Manager

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder: Avrom Boris Lasarow

By:	/s/ Avrom Boris Lasarow
Name:
Title:

Address for Notices:

Thimble Hall Leacon Lane Ashford Tn270en

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder: Danny Sheng Wu Yeung

By:	/s/ Danny Sheng Wu Yeung
Name:
Title:

Address for Notices:

701-706, K11 Atelier, 728 King's Road, Quarry Bay, Hong Kong

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

Holder: Lawrence Chi Hung Tzang

By:	/s/ Lawrence Chi Hung Tzang

Address for Notices:

Flat G, 53/F, Tower 7, Sky Tower, 38 Sung Wong Toi Road, Tokwawan, Kowloon Hong Kong

[Signature Page to Registration Rights Agreement]

Exhibit 10.6

SHAREHOLDER SUPPORT AGREEMENT AND DEED

This SHAREHOLDER SUPPORT AGREEMENT AND DEED (this “Agreement”) is made and entered into as of [●], 2021, by and among Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), Prenetics Group Limited, a Cayman Islands exempted company (the “Company”), Artisan Acquisition Corp., a Cayman Islands exempted company (“SPAC”), and certain Persons listed on Schedule A hereto (each, a “Shareholder” and collectively, the “Shareholders”). Capitalized terms used herein but not defined herein shall have the meaning ascribed to such terms in the Business Combination Agreement.

WHEREAS, PubCo, the Company, SPAC, AAC Merger Limited, a Cayman Islands exempted company (“Merger Sub 1”), and PGL Merger Limited, a Cayman Islands exempted company (“Merger Sub 2”), are concurrently herewith entering into a Business Combination Agreement (as the same may be amended, restated or supplemented, the “Business Combination Agreement”) pursuant to which, among other things, SPAC will merge with and into Merger Sub 1, with Merger Sub 1 being the surviving entity and a wholly-owned subsidiary of PubCo, and Merger Sub 2 will merge with and into the Company, with the Company being the surviving entity and a wholly-owned subsidiary of PubCo;

WHEREAS, each Shareholder is, as of the date of this Agreement, the sole legal owner of such number of Ordinary Shares and Preferred Shares of the Company set forth opposite such Shareholder’s name on Schedule A hereto (such Ordinary Shares and Preferred Shares, together with any other Company Shares acquired by such Shareholder after the date of this Agreement and during the term of this Agreement, including upon settlement of the Company RSUs or Key Executive RSUs (as the case may be), being collectively referred to herein as the “Subject Shares” of such Shareholder); and

WHEREAS, as a condition to their willingness to enter into the Business Combination Agreement, SPAC, the Company and PubCo have requested that the Shareholders enter into this Agreement.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement and the Business Combination Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

Article I
Representations and Warranties of the Shareholders

Each Shareholder hereby represents and warrants to SPAC, the Company and PubCo as follows:

1.1            Organization and Standing. If such Shareholder is not a natural person, such Shareholder has been duly organized and is validly existing and in good standing under the Laws of the place of its incorporation or establishment and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. If such Shareholder is not a natural person, such Shareholder is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

1.2            Authorization; Binding Agreement. If such Shareholder is not a natural person, such Shareholder has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and no other corporate proceedings on the part of such Shareholder are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. If such Shareholder is a natural person, such Shareholder has full legal capacity, right and authority to execute and deliver this Agreement, to perform his/her obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (b) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies. If such Shareholder is a natural person who is married and resides in a community property jurisdiction, then such Shareholder’s spouse has executed a spousal consent in the form of Annex I hereto, concurrently with the execution and delivery of this Agreement.

1.3            Governmental Approvals. No Governmental Order on the part of such Shareholder is required to be obtained or made in connection with the execution, delivery or performance by such Shareholder of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, an adverse effect on the ability of such Shareholder to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by such Shareholder do not and will not (a) conflict with or violate any provision of the Organizational Documents of such Shareholder (if such Shareholder is not a natural person), (b) conflict with or violate any Law or Governmental Order applicable to such Shareholder or any of its, his or her properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Shareholder under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrance (other than Permitted Encumbrances) upon any of the properties or assets of such Shareholder under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of such Shareholder, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of such Shareholder to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

1.5            Subject Shares. Such Shareholder is the sole legal and beneficial owner of the Company Shares set forth opposite such Shareholder’s name on Schedule A hereto, and all such Company Shares are owned by such Shareholder free and clear of all Encumbrances, other than Encumbrances pursuant to this Agreement, the Organizational Documents of the Company, the Shareholders’ Agreement or applicable federal or state securities Laws. Such Shareholder does not own legally or beneficially any shares of the Company other than the Subject Shares. Such Shareholder has the sole right to vote the Subject Shares, and none of the Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Subject Shares, except as contemplated by this Agreement. For the avoidance of doubt, the first sentence in this Section 1.5 refers to beneficial owner of the title to the Company Shares and does not refer to “beneficial owner” of such shares as the term is used under Section 13(d) of the Exchange Act.

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1.6            Business Combination Agreement. Such Shareholder understands and acknowledges that SPAC, the Company and PubCo are entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder has received a copy of the Business Combination Agreement and is familiar with the provisions of the Business Combination Agreement.

1.7            Adequate Information. Such Shareholder is a sophisticated shareholder and has adequate information concerning the business and financial condition of SPAC, PubCo and the Company to make an informed decision regarding this Agreement and the transactions contemplated by the Business Combination Agreement and has independently and without reliance upon SPAC, PubCo or the Company and based on such information as such Shareholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Shareholder acknowledges that SPAC, PubCo and the Company have not made and do not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement. Such Shareholder acknowledges that the agreements contained herein with respect to the Subject Shares held by such Shareholder are irrevocable unless the Business Combination Agreement is terminated in accordance with its terms and shall only terminate upon the termination of this Agreement.

1.8            Restricted Securities. Such Shareholder understands that the Shareholder Merger Consideration that such Shareholder may receive in connection with its Subject Shares and the Acquisition Merger, including upon settlement of the Converted RSU Awards or Converted Key Executive RSU Awards (as the case may be), may be “restricted securities” under applicable U.S. federal and state securities Laws and that, pursuant to these Laws, such Shareholder may be required to hold such Shareholder Merger Consideration indefinitely unless (a) they are registered with the SEC and qualified by state authorities, or (b) an exemption from such registration and qualification requirements is available, and that any certificates or book entries representing the PubCo Ordinary Shares shall contain a legend to such effect.

Article II
Representations and Warranties of SPAC

SPAC hereby represents and warrants to PubCo, the Company and each Shareholder as follows:

2.1            Organization and Standing. SPAC is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. SPAC has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. SPAC is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

2.2            Authorization; Binding Agreement. SPAC has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors of SPAC and, other than the SPAC Shareholders’ Approval, no other corporate proceedings on the part of SPAC are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by SPAC and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of SPAC, enforceable against SPAC in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

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2.3            Governmental Approvals. No Governmental Order on the part of SPAC is required to be obtained or made in connection with the execution, delivery or performance by SPAC of this Agreement or the consummation by SPAC of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

2.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by SPAC do not and will not (a) conflict with or violate any provision of the SPAC Charter, (b) conflict with or violate any Law or Governmental Order applicable to SPAC or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by SPAC under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of SPAC under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of SPAC, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of SPAC to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article III
Representations and Warranties of PubCo

PubCo hereby represents and warrants to SPAC, the Company and each Shareholder as follows:

3.1            Organization and Standing. PubCo is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. PubCo has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. PubCo is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

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3.2            Authorization; Binding Agreement. PubCo has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of PubCo and no other corporate proceedings on the part of PubCo are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by PubCo and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of PubCo, enforceable against PubCo in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.3            Governmental Approvals. No Governmental Order on the part of PubCo is required to be obtained or made in connection with the execution, delivery or performance by PubCo of this Agreement or the consummation by PubCo of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

3.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by PubCo will not (a) conflict with or violate any provision of Organizational Documents of PubCo, (b) conflict with or violate any Law or Governmental Order applicable to PubCo or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by PubCo under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of PubCo under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of PubCo, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of PubCo to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

Article IV
Representations and Warranties of the Company

The Company hereby represents and warrants to SPAC, PubCo and each Shareholder as follows:

4.1            Organization and Standing. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. The Company has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company is duly qualified or licensed and in good standing to do business in each jurisdiction in which the character of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary.

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4.2            Authorization; Binding Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the board of directors and shareholders of the Company and, other than the Company Shareholders’ Approval, no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been or shall be when delivered, duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes, or when delivered shall constitute, the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other applicable Laws now or hereafter in effect of general application affecting enforcement of creditors’ rights generally, and (ii) as limited by applicable Laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

4.3            Governmental Approvals. No Governmental Order on the part of the Company is required to be obtained or made in connection with the execution, delivery or performance by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, other than (a) applicable requirements, if any, of the Securities Act, the Exchange Act, and/ or any state “blue sky” securities Laws, and the rules and regulations thereunder and (b) where the failure to obtain or make such Governmental Order or to make such filings or notifications has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

4.4            Non-Contravention. The execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and compliance with any of the provisions hereof by the Company will not (a) conflict with or violate any provision of Organizational Documents of the Company, (b) conflict with or violate any Law or Governmental Order applicable to the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Encumbrances (other than Permitted Encumbrances) upon any of the properties or assets of the Company under, (viii) give rise to any obligation to obtain any third party consent from any Person or (ix) give any Person the right to declare a default, exercise any remedy, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material Contract of the Company, except for any deviations from any of the foregoing clauses (b) or (c) that has not had, and would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to enter into and perform this Agreement and to consummate the transactions contemplated hereby.

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Article V
Agreement to Vote; Certain Other Covenants of the Shareholders

Each Shareholder covenants and agrees with SPAC, PubCo and the Company during the term of this Agreement as follows:

5.1            Agreement to Vote.

(a)            In Favor of Acquisition Merger and the Company Shareholders’ Approval. At any meeting of the shareholders of the Company or any class of shareholders of the Company called to seek the Company Shareholders’ Approval, or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or any class of shareholders of the Company or in any other circumstances upon which a vote, consent or other approval with respect to the Business Combination Agreement, any other Transaction Documents, the Acquisition Merger, or any other Transaction is sought, such Shareholder shall (i) if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum, and (ii) vote or cause to be voted (including by class vote and/or written consent, if applicable) the Subject Shares in favor of granting the Company Shareholders’ Approval or, if there are insufficient votes in favor of granting the Company Shareholders’ Approval, in favor of the adjournment or postponement of such meeting of the shareholders of the Company to a later date.

(b)            Against Other Transactions. At any meeting of shareholders of the Company or any class of shareholders of the Company or at any adjournment or postponement thereof, or in connection with any written consent of the shareholders of the Company or in any other circumstances upon which such Shareholder’s vote, consent or other approval is sought, such Shareholder shall:

(i)            if a meeting is held, appear at such meeting in person or by proxy or otherwise cause the Subject Shares to be counted as present at such meeting for purposes of establishing a quorum; and

(ii)           vote (or cause to be voted) the Subject Shares (including by proxy, withholding class vote and/or written consent, if applicable) against (i) any business combination agreement, merger agreement or merger (other than the Business Combination Agreement and the Acquisition Merger), scheme of arrangement, business combination, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any public offering of any Equity Securities of the Company or any of its Subsidiaries or any successor entity of the Company or such Subsidiary (other than any such transaction permitted under the Business Combination Agreement), (ii) any Company Acquisition Proposal, and (iii) any amendment of Organizational Documents of the Company or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would be reasonably likely to in any material respect impede, interfere with, delay or attempt to discourage, frustrate the purposes of, result in a breach by the Company of, prevent or nullify any provision of the Business Combination Agreement or any other Transaction Document, the Initial Merger, the Acquisition Merger, any other Transaction or change in any manner the voting rights of any class of the Company’s share capital.

(c)            Revoke Other Proxies. Such Shareholder represents and warrants that any proxies or powers of attorney heretofore given in respect of the Subject Shares that may still be in effect are not irrevocable, and such proxies or powers of attorney have been or are hereby revoked.

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(d)            Irrevocable Proxy and Power of Attorney. Such Shareholder hereby unconditionally and irrevocably grants to, and appoints the Key Executive as such Shareholder’s proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Shareholder, to vote the Subject Shares, or grant a written consent or approval in respect of the Subject Shares in a manner consistent with Section 5.1. Such Shareholder understands and acknowledges that the Company, PubCo and SPAC are entering into the Business Combination Agreement in reliance upon such Shareholder’s execution and delivery of this Agreement. Such Shareholder hereby affirms that the irrevocable proxy and power of attorney set forth in this Section 5.1(d) is given in connection with the execution of the Business Combination Agreement, and that such irrevocable proxy and power of attorney is given to secure the performance of the duties of such Shareholder under this Agreement. Such Shareholder hereby further affirms that the irrevocable proxy and power of attorney is coupled with an interest and may under no circumstances be revoked. Such Shareholder hereby ratifies and confirms all that such proxy and attorney may lawfully do or cause to be done by virtue hereof. SUCH IRREVOCABLE PROXY AND POWER OF ATTORNEY IS EXECUTED AND INTENDED TO BE IRREVOCABLE IN ACCORDANCE WITH THE PROVISIONS OF THE POWERS OF ATTORNEY ACT (AS REVISED) OF THE CAYMAN ISLANDS. The irrevocable proxy and power of attorney granted hereunder shall only terminate upon the termination of this Agreement.

5.2            No Transfer. Other than (a) pursuant to this Agreement, [(b) Transfer by such Shareholder to his wholly owned Subsidiaries (subject to such wholly owned Subsidiary entering into a written agreement agreeing to be bound by the terms and conditions of this Agreement),]1 or (c) upon the consent of the Company and SPAC, from the date of this Agreement until the date of termination of this Agreement, such Shareholder shall not, directly or indirectly, (i) sell, transfer, tender, grant, pledge, assign or otherwise dispose of (including by gift, tender or exchange offer, merger or operation of law), encumber, hedge or utilize a derivative to transfer the economic interest in (collectively, “Transfer”), or enter into any Contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any Subject Shares to any Person other than pursuant to the Acquisition Merger; (ii) grant any proxies (other than as set forth in this Agreement or a proxy granted to a representative of such Shareholder to attend and vote at a shareholders meeting which is voted in accordance with this Agreement) or enter into any voting arrangement, whether by proxy, voting agreement, voting trust, voting deed or otherwise (including pursuant to any loan of Subject Shares), or enter into any other agreement, with respect to any Subject Shares; (iii) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect, or have the effect of preventing or disabling such Shareholder from performing its obligations hereunder; or (iv) commit or agree to take any of the foregoing actions or take any other action or enter into any Contract that would reasonably be expected to make any of its representations or warranties contained herein untrue or incorrect or would have the effect of preventing or delaying such Shareholder from performing any of its obligations hereunder. Any action attempted to be taken in violation of the preceding sentence will be null and void. Such Shareholder hereby authorizes and requests SPAC or the Company to notify the Company’s transfer agent or such other Person with the responsibility for maintaining the Company’s register of members that there is a stop transfer order with respect to all of the Subject Shares (and that this Agreement places limits on the voting of the Subject Shares). Such Shareholder agrees with, and covenants to, SPAC, PubCo and the Company that such Shareholder shall not request that the Company register the Transfer (by book-entry or otherwise) of any certificated or uncertificated interest representing any of the Subject Shares in violation of this Section 5.2.

5.3            Waiver of Dissenters’ Rights. Such Shareholder hereby irrevocably waives, and agrees not to exercise or assert, any dissenters’ rights under Section 238 of the Cayman Act and any other similar statute in connection with the Acquisition Merger and the Business Combination Agreement.

1 The bracketed language is only included in shareholder support agreements and deeds signed by certain management shareholders.

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5.4            New Shares. In the event that prior to the Acquisition Closing (i) any Company Shares or other securities of the Company are issued or otherwise distributed to a Shareholder pursuant to any share dividend or distribution, or any change in any of the Company Shares or other share capital of the Company by reason of any share split-up, subdivision, recapitalization, combination, reverse share split, consolidation, exchange of shares or the like, (ii) a Shareholder acquires legal or beneficial ownership of any Company Shares after the date of this Agreement, including upon settlement of the Company RSUs or Key Executive RSUs (as the case may be), or (iii) a Shareholder acquires the right to vote or share in the voting of any Company Shares after the date of this Agreement (collectively, the “New Securities”), the terms “Subject Shares” shall be deemed to refer to and include such New Securities (including all such share dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged into).

5.5            Shareholders’ Consent, Authorization or Approval. Each Shareholder hereby irrevocably agrees and confirms that, insofar as (i) such Shareholder’s consent, authorization or approval is required, or (ii) such Shareholder forms part of a class of Company Shareholders whose consent, authorization or approval is required, in any such case in respect of or in connection with the transactions contemplated by the Business Combination Agreement and the other Transaction Documents, including the matters as set out in items (b), (e) and (g) of Part I and item (a) of Part II of the Special Corporate Matters (as defined in the Shareholders’ Agreement and the Company Charter) and as may be required by Article 18 (Modification Of Rights) of the Company Charter, such Shareholder hereby grants, provides and gives such consent, authorization or approval, and all specific resolutions that may be required to have been adopted by such Shareholder or class of shareholders in connection with the transactions contemplated by the Business Combination Agreement and the other Transaction Documents are hereby deemed adopted and approved by such Shareholder.

5.6            [Mutual Releases.

(a)            Shareholder Release. Each Shareholder, on his own behalf and on behalf of each of his controlled Affiliates (other than the Company or any of the Company’s Subsidiaries) and each of his heirs, successors, assigns and executors (each, a “Shareholder Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge PubCo, the Company, SPAC, their respective Subsidiaries and each of their respective successors, assigns, heirs, executors, officers, directors, partners, managers and employees (in each case in their capacity as such) (each, a “Shareholder Releasee”), from (x) any and all obligations or duties PubCo, the Company, SPAC or any of their respective Subsidiaries has prior to or as of the Acquisition Effective Time to such Shareholder Releasor or (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Shareholder Releasor has prior to or as of the Acquisition Effective Time, against any Shareholder Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Shareholder Releasee); provided, however, that nothing contained in this Section 5.6(a) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of such Shareholder (i) arising under this Agreement, the Business Combination Agreement or the other Transaction Documents, including the right to receive PubCo Class A Ordinary Shares or PubCo Class B Ordinary Shares, as applicable, at the Acquisition Merger Effective Time and for any amounts owed pursuant to the terms set forth therein, (ii) for indemnification or contribution, in any Shareholder Releasor’s capacity as an officer or director of the Company, whether under Contract, the Company Charter or otherwise, (iii) arising under any then-existing insurance policy of the Company or PubCo, (iv) pursuant to a contract and/or policy of the Company, to reimbursements for reasonable and necessary business expenses incurred and documented prior to the Acquisition Effective Time, (v) any employment compensation or benefits matter owed to Shareholder Releasor in his or her capacity as a director, manager, officer or employee of PubCo, the Company, or their respective Affiliates or Subsidiaries, (vi) any employment agreement, restricted share unit award agreement, confidentiality agreement, non-competition agreement or any other agreement of similar nature entered into in the Ordinary Course with such Shareholder, (vii) any Liabilities of a Shareholder Releasee in connection with any future transactions between the parties that are not related to the Business Combination Agreement, the Transactions, the other Transaction Documents, or the transactions contemplated thereby, or (viii) for any claim for fraud.

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(b)            Company Release. Each of PubCo, the Company, SPAC and their respective Subsidiaries and each of its and their successors, assigns and executors (each, a “Company Releasor”), effective as at the Acquisition Effective Time, shall be deemed to have, and hereby does, irrevocably, unconditionally, knowingly and voluntarily release, waive, relinquish and forever discharge each Shareholder and his successors, assigns, heirs and executors (each, a “Company Releasee”), from (x) any and all obligations or duties such Company Releasee has prior to or as of the Acquisition Effective Time to such Company Releasor, (y) all claims, demands, Liabilities, defenses, affirmative defenses, setoffs, counterclaims, actions and causes of action of whatever kind or nature, whether known or unknown, which any Company Releasor has, may have or might have or may assert now or in the future, against any Company Releasee arising out of, based upon or resulting from any Contract, transaction, event, circumstance, action, failure to act or occurrence of any sort or type, whether known or unknown, and which occurred, existed, was taken, permitted or begun prior to the Acquisition Effective Time (except in the event of fraud on the part of a Company Releasee); provided, however, that nothing contained in this Section 5.6(b) shall release, waive, relinquish, discharge or otherwise affect the rights or obligations of any Company Releasor (i) arising under this Agreement, the Business Combination Agreement or the other Transaction Documents or (ii) for any claim for fraud.]2

Article VI
Shareholder Lock-Up

6.1            Shareholder Lock-Up. Pursuant to the Shareholders’ Agreement, each Preferred Shareholder (as defined in the Shareholders’ Agreement) has agreed not to Transfer or dispose of any Company Shares owned by it/him/her until after the expiry of the applicable lock-up period as required by the underwriters and sponsors of the Qualified IPO (as defined in the Shareholders’ Agreement). Subject to the consummation of the Acquisition Merger, each Shareholder covenants and agrees not to, during the Applicable Period, without the prior written consent of the board of directors of PubCo, Transfer any PubCo Ordinary Shares received by it as a result of the Acquisition Merger and any PubCo Ordinary Shares received upon settlement of Converted RSU Awards or Converted Key Executive RSU Awards (the “Lock-Up Shares”); provided, however, that the foregoing shall not apply to:

(a)            Transfers to a partnership, limited liability company or other entity of which such Shareholder is the legal and beneficial owner of all of the outstanding equity securities or similar interests;

(b)            if such Shareholder is a natural person, Transfers (A) by gift to any member of such Shareholder’s Immediate Family; (B) to a family trust, established for the exclusive benefit of such Shareholder or any of his Immediate Family for estate planning purposes; (C) by virtue of laws of descent and distribution upon death of such Shareholder; or (D) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union;

2 The bracketed language is only included in shareholder support agreements and deeds signed by certain management shareholders.

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(c)            if such Shareholder is not a natural person, Transfers (A) to another Person that is an affiliate of the Shareholder, or to any investment fund or other entity Controlling, Controlled by, managing or managed by or under common Control with the Shareholder or its affiliates or who shares a common investment advisor with the Shareholder; (B) as part of a distribution to members, partners or shareholders of the Shareholder via dividend or share repurchase; or (C) by gift to a charitable organization or to a charitable foundation;

(d)            if such Shareholder is not a natural person, Transfers by virtue of the Laws of the state of the Shareholder’s organization and the Shareholder’s Organizational Documents upon dissolution of the Shareholder;

(e)            the issuance of PubCo Ordinary Shares in settlement of the Converted RSU Awards or Converted Key Executive RSU Awards (as the case may be) and any related transfer of PubCo Ordinary Shares to PubCo in connection therewith (A) deemed to occur upon “net settlement” of the Converted RSU Awards or Converted Key Executive RSU Awards (as the case may be) or (B) for the purpose of paying the settlement price of the Converted RSU Awards or Converted Key Executive RSU Awards (as the case may be) or for paying taxes due as a result of the settlement of the Converted RSU Awards or Converted Key Executive RSU Awards (as the case may be), it being understood that all PubCo Ordinary Shares received upon such settlement or transfer will remain subject to the restrictions of this Article VI during the Applicable Period;

(f)            Transfers relating to PubCo Ordinary Shares or other securities convertible into or exercisable or exchangeable for PubCo Ordinary Shares acquired in open market transactions after the Acquisition Closing;

(g)            the entry, at any time after the Acquisition Closing, by a Shareholder into any trading plan providing for the sale of PubCo Ordinary Shares meeting the requirements of Rule 10b5-1(c) under the Exchange Act, provided that such plan does not provide for, or permit, the sale of any PubCo Ordinary Shares during the Applicable Period insofar as it relates to the applicable Lock-Up Shares and no public announcement or filing is voluntarily made or required regarding such plan during the Applicable Period insofar as it relates to the applicable Lock-Up Shares;

(h)            Transfers in the event of completion of a liquidation, merger, exchange of shares or other similar transaction which results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property; and

(i)             pledges of Lock-Up Shares by a holder thereof that create a mere security interest in such Lock-Up Shares pursuant to a bona fide loan or indebtedness transaction so long as such holder continues to control the exercise of the voting rights of such pledged Lock-Up Shares (as well as any foreclosure on such pledged Lock-Up Shares so long as the transferee in such foreclosure agrees to become a party to this Agreement and be bound by all obligations applicable to a Shareholder, provided that such agreement shall only take effect in the event that the transferee takes possession of the Lock-Up Shares as a result of foreclosure);

provided, further, however, that in the case of clauses (a) through (d) and (i), these permitted transferees shall enter into a written agreement, in substantially the form of this Article VI, agreeing to be bound by the restrictions on Transfer of Lock-Up Shares prior to such Transfer.

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6.2            No Amendment or Waiver. Neither the Company nor PubCo shall amend or waive the lock-up restriction agreed with any of the Shareholders hereunder, unless the Company or PubCo, as the case may be, extends such amendment and/or waiver to (a) all Shareholders which are party hereto and (b) the Sponsor with respect to the lock-up restrictions in the Sponsor Support Agreement, under the same terms and conditions (including, for the avoidance of doubt, the timing of any release from such lock-up restriction) and on a pro rata basis. The Company and PubCo shall provide at least five (5) Business Days’ advance written notice to all Shareholders which are party hereto of any such amendment or waiver.

6.3            Certain Definitions For purposes of this Article VI:

(a)            “affiliate” shall have the meaning set forth in Rule 405 under the Securities Act;

(b)            “Applicable Period” means the period commencing on the Acquisition Closing Date and ending:

(i)          for all PubCo Ordinary Shares the Key Executive or any of his controlled affiliate(s) is entitled to receive as Acquisition Merger Consideration and upon settlement of the Converted Key Executive RSU Awards (collectively, the “Key Executive Lock-Up Shares”), (A) with respect to fifty percent (50%) of the Key Executive Lock-Up Shares, on the earliest of (x) one (1) year after the Acquisition Closing Date, (y) the date following the Acquisition Closing Date on which the PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of the PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date; and (B) with respect to fifty percent (50%) of the Key Executive Lock-Up Shares, eighteen (18) months after the Acquisition Closing Date; and

(ii)         for all PubCo Ordinary Shares any Shareholder (other than the Key Executive or any of his controlled affiliates(s)) is entitled to receive as Acquisition Merger Consideration and upon settlement of the Converted RSU Awards, on the earliest of (x) 180 days after the Acquisition Closing Date, (y) the date following the Acquisition Closing Date on which PubCo completes a liquidation, merger, share exchange or other similar transaction that results in all of PubCo’s shareholders having the right to exchange their PubCo Ordinary Shares for cash, securities or other property, and (z) the date on which the last reported sale price of the PubCo Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share splits, share combinations, share dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within any thirty- (30) trading day period commencing at least one hundred fifty (150) days after the Acquisition Closing Date; and

(c)            “Immediate Family” shall mean, as to a natural person, such individual’s spouse, former spouse, domestic partner, child (including by adoption), father, mother, brother or sister, and lineal descendant (including by adoption) of any of the foregoing persons.

Article VII
Additional Agreements of the Parties

7.1            Existing Shareholder Agreements. Each of the Shareholders and the Company hereby agrees that, in accordance with the terms thereof, (i) the Shareholders’ Agreement, (ii) any rights of such Shareholder under the Shareholders’ Agreement and (iii) any rights under any other agreement providing for redemption rights, put rights, purchase rights or other similar rights not generally available to the shareholders of the Company, shall be terminated effective as of the Acquisition Effective Time, and thereupon shall be of no further force or effect, without any further action on the part of any of the Shareholders or the Company, and neither the Company, the Shareholders, nor any of their respective affiliates or subsidiaries shall have any further rights, duties, liabilities or obligations thereunder and each Shareholder and the Company hereby releases in full any and all claims with respect thereto with effect on and from the Acquisition Effective Time.

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7.2            Termination. This Agreement shall terminate upon the earliest of (i) the Acquisition Effective Time (provided, however, that upon such termination, Article VI shall survive in accordance with its terms and Section 5.3, this Section 7.2, Section 7.3, Section 8.1 and Section 8.2 shall survive indefinitely) and (ii) the termination of the Business Combination Agreement in accordance with its terms, and upon such termination, no party shall have any liability hereunder other than for its actual fraud or for its willful and material breach of this Agreement prior to such termination.

7.3            Additional Matters. Each Shareholder shall, from time to time, (i) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as SPAC, the Company or PubCo may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, the Business Combination Agreement and the other Transaction Documents and (ii) refrain from exercising any veto right, consent right or similar right (whether under the Organizational Documents of the Company or the Cayman Act) which would impede, disrupt, prevent or otherwise adversely affect the consummation of the Acquisition Merger or any other Transaction.

Article VIII
General Provisions

8.1            Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or sent by overnight courier (providing proof of delivery) to the Company, PubCo and SPAC in accordance with Section 11.3 of the Business Combination Agreement and to each Shareholder at its address set forth set forth on Schedule A hereto (or at such other address for a party as shall be specified by like notice).

8.2            Miscellaneous. The provisions of Section 1.2 and Article XI of the Business Combination Agreement are incorporated herein by reference, mutatis mutandis, as if set forth in full herein.

[Signature pages follow]

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IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

PRENETICS GROUP LIMITED

Signature:

Name:

Title:

In the presence of:

Witness

Signature:

Print Name:

[Signature Page to Shareholders Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

ARTISAN ACQUISITION CORP.

Signature:

Name:

Title:

In the presence of:

Witness

Signature:

Print Name:

[Signature Page to Shareholders Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

PRENETICS GLOBAL LIMITED

Signature:

Name:

Title:

In the presence of:

Witness

Signature:

Print Name:

[Signature Page to Shareholders Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

For Shareholders which are Entities:	For Shareholders who are Natural Persons:

Signature:	Signature:
Name:	Name:
Title:

In the presence of:	In the presence of:

Witness:	Witness:

Name:	Name:
Title:	Title:

[Signature Page to Shareholders Support Agreement and Deed]

IN WITNESS WHEREOF, each party has duly executed and delivered this Agreement, all as of the date first written above as a deed.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

For Shareholders which are Entities:	For Shareholders who are Natural Persons:

Signature:	Signature:
Name:	Name:
Title:

In the presence of:	In the presence of:

Witness:	Witness:

Name:	Name:
Title:	Title:

[Signature Page to Shareholders Support Agreement and Deed]

ANNEX I

FORM OF SPOUSAL CONSENT

Dated ____, 2021

The undersigned represents and warrants that the undersigned is the spouse of:

[Name of Shareholder]

and that the undersigned is familiar with the terms of (a) the Shareholders Support Agreement and Deed (the “Agreement”), dated as of September _____, 2021, by and among Prenetics Global Limited, a Cayman Islands exempted company, Prenetics Group Limited, a Cayman Islands exempted company, Artisan Acquisition Corp., a Cayman Islands exempted company and the other parties signatory thereto from time to time, and (b) the Business Combination Agreement dated as of September _____, 2021, by and among Prenetics Group Limited, Artisan Acquisition Corp., Prenetics Global Limited, AAC Merger Limited, a Cayman Islands exempted company, and PGL Merger Limited, a Cayman Islands exempted company.

The undersigned hereby agrees that the interest of the undersigned’s spouse in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement and by any amendment, modification, waiver or termination signed by the undersigned’s spouse.

The undersigned further agrees that the undersigned’s community property interest or quasi community property interest in all property which is the subject of the Agreement shall be irrevocably bound by the terms of the Agreement, and that the Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned.

The undersigned further authorizes the undersigned’s spouse to amend, modify or terminate the Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by the undersigned’s spouse shall be binding on the community property interest or quasi community property interest of undersigned in all property which is the subject of the Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

EXECUTED AND DELIVERED AS A DEED for and on behalf of:

Name:	In the presence of:

Witness:

Name:

Annex I

Exhibit 10.7

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

among

ARTISAN ACQUISITION CORP.

PRENETICS GLOBAL LIMITED

and

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

Dated September 15, 2021

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (this “Agreement”), dated September 15, 2021, is made by and among Artisan Acquisition Corp., a Cayman Islands exempted company (the “Company”), Prenetics Global Limited, a Cayman Islands exempted company (“PubCo”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (in such capacity, the “Warrant Agent”) and amends the Warrant Agreement (the “Existing Warrant Agreement”), dated May 13, 2021, by and between the Company and the Warrant Agent. Capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Existing Warrant Agreement.

WHEREAS, as of the date hereof and pursuant to the Existing Warrant Agreement, (i) the Company issued (a) 5,857,898 Private Placement Warrants to the Sponsor and (b) 5,131,770 Public Warrants; and (ii) the Company expects to issue (a) 1,500,000 Forward Purchase Warrants pursuant to the Forward Purchase Agreements and (b) up to 6,179,629 Public Warrants upon separation of 18,538,889 Units issued and outstanding as of the date hereof.

WHEREAS, on the date of this Agreement, the Company, PubCo, Prenetics Group Limited, AAC Merger Limited (“Merger Sub 1”) and PGL Merger Limited entered into a business combination agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”);

WHEREAS, on the date of this Agreement and in connection with the entry into the Business Combination Agreement, the Company, PubCo, Sponsor and the respective investors entered into that certain deeds of novation and amendment to novate and amend the Forward Purchase Agreements, such that the respective investors agreed to replace their commitments to purchase Ordinary Shares and Forward Purchase Warrants with the commitment to purchase the Class A ordinary shares and warrants of PubCo pursuant to the terms and conditions of the respective novated and amended Forward Purchase Agreements.

WHEREAS, all of the Warrants are governed by the Existing Warrant Agreement;

WHEREAS, pursuant to the Business Combination Agreement, the Company will merge with and into Merger Sub 1, with Merger Sub 1 surviving such merger as a wholly-owned subsidiary of PubCo (the “Initial Merger”), and as a result of the Initial Merger, the holders of Ordinary Shares of the Company shall become holders of Class A ordinary shares of PubCo (the “PubCo Class A Ordinary Shares”);

WHEREAS, upon consummation of the Initial Merger, as provided in Section 4.5 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for Ordinary Shares but instead will be exercisable (subject to the terms of the Existing Warrant Agreement as amended hereby) for PubCo Class A Ordinary Shares;

WHEREAS, the Board has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination;

WHEREAS, in connection with the Initial Merger (as defined in the Business Combination Agreement), the Company desires to assign all of its right, title and interest in the Existing Warrant Agreement to PubCo and PubCo wishes to accept such assignment; and

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement without the consent of any Registered Holders as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement in any material respect.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1.	Assignment and Assumption; Consent.

1.1.	Assignment and Assumption. As of and with effect on and from the Initial Closing (as defined in the Business Combination Agreement, the “Initial Closing”), the Company hereby assigns to PubCo all of the Company’s right, title and interest in and to the Existing Warrant Agreement (as amended hereby); and PubCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Existing Warrant Agreement (as amended hereby) arising on, from and after the Initial Closing.

1.2.	Consent. The Warrant Agent hereby consents to (i) the assignment of the Existing Warrant Agreement by the Company to PubCo pursuant to Section 1.1 and the assumption of the Existing Warrant Agreement by PubCo from the Company pursuant to Section 1.1, in each case effective as of the Initial Closing, and (ii) the continuation of the Existing Warrant Agreement (as amended by this Agreement), in full force and effect from and after the Initial Closing.

2.	Amendment of Existing Warrant Agreement. Effective as of the Initial Closing, the Company and the Warrant Agent hereby amend the Existing Warrant Agreement as provided in this Section 2, and acknowledge and agree that the amendments to the Existing Warrant Agreement set forth in this Section 2 (i) are necessary and desirable and do not adversely affect the rights of the Registered Holders under the Existing Warrant Agreement in any material respect and (ii) are to provide for the delivery of Alternative Issuance pursuant to Section 4.5 of the Existing Warrant Agreement (in connection with the Initial Merger and the transactions contemplated by the Business Combination Agreement).

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2.1.	References to the “Company”. All references to the “Company” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo.

2.2.	References to Ordinary Shares. All references to “Ordinary Shares” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to PubCo Class A Ordinary Shares.

2.3.	References to Business Combination. All references to “Business Combination” in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the transactions contemplated by the Business Combination Agreement, and references to “the completion of the Business Combination” and all variations thereof in the Existing Warrant Agreement (including all Exhibits thereto) shall be references to the Initial Closing.

2.4.	Notice Clause. Section 9.2 of the Existing Warrant Agreement is hereby deleted and replaced with the following:

“Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on PubCo shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by PubCo with the Warrant Agent), as follows:

Prenetics Global Limited
c/o Prenetics Limited, 7th Floor, K11 Atelier, 728 King’s Road, Quarry Bay, Hong Kong
Attn: Danny Yeung; Stephen Lo
Email: danny@prenetics.com; stephen.lo@prenetics.com

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

42th Floor, Edinburgh Tower, The Landmark

15 Queen’s Road Central, Hong KongAttn: Jonathan B. Stone; Peter X. Huang

Email: jonathan.stone@skadden.com; peter.huang@skadden.com

and

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central, Hong Kong

Attention: Jesse Sheley; Joseph Raymond Casey; Ram Narayan

E-mail: jesse.sheley@kirkland.com; joseph.casey@kirkland.com; ram.narayan@kirkland.com

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Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, addressed (until another address is filed in writing by the Warrant Agent with the PubCo), as follows:

Continental Stock Transfer & Trust Company

One State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

3.	Miscellaneous Provisions.

3.1.	Effectiveness of the Amendment. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Initial Merger and substantially contemporaneous occurrence of the Initial Closing and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.

3.2.	Successors. All the covenants and provisions of this Agreement by or for the benefit of PubCo, the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.3.	Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Subject to applicable law, each of PubCo and the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of PubCo and the Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 3.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

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3.4.	Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

3.5.	Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

3.6.	Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Pages Follow]

5

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ARTISAN ACQUISITION CORP.

By:	/s/ Chen Yin Pan
Name: Chen Yin Pan
Title: Chief Executive Officer

[Signature Page to Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

PRENETICS GLOBAL LIMITED

By:	/s/ Danny Yeung
Name: Danny Yeung
Title: Director

[Signature Page to Assignment, Assumption and Amendment Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

CONTINENTAL STOCK TRANSFER &
TRUST COMPANY, as Warrant Agent

By:	/s/ Margaret B. Lloyd
Name: Margaret B. Lloyd
Title: Vice President

[Signature Page to Assignment, Assumption and Amendment Agreement]

Exhibit 99.1

Press Release

Prenetics, a Global Leader in Genomic and Diagnostic Testing, to Become Publicly Traded on the Nasdaq via Merger with Adrian Cheng’s Artisan Acquisition Corp.

•	Prenetics’ mission is to disrupt and decentralise the healthcare industry with a global opportunity of over US$1.3 trillion.
•	Prenetics’ multi-product healthcare ecosystem strategy is driven by prevention focused genomic testing, rapid diagnostics for COVID-19 and infectious diseases, and colorectal cancer screening. To date, Prenetics has performed more than 5 million tests globally.
•	Significant synergies with Adrian Cheng’s network of millions of members spanning across retail, hospitality, healthcare, property and other sectors.
•	The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion.
•	Total cash proceeds are expected to be up to US$459 million, including a fully committed PIPE and forward purchase agreements of US$120 million from Aspex, PAG, Lippo, Dragonstone, Xen Capital and others, and up to US$339 million of cash currently held in the trust account of Artisan Acquisition Corp.
•	Proceeds will allow Prenetics to continue its significant growth trajectory and will be used for strategic acquisitions, R&D, product roll out and geographic expansion into the United States, EMEA and Southeast Asia.

HONG KONG, September 16, 2021 – Prenetics Group Limited (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, and Artisan Acquisition Corp. (Nasdaq: ARTAU, “Artisan”), a special purpose acquisition company privately founded by renowned cultural entrepreneur Adrian Cheng, announced today they have entered into a definitive merger agreement. Through combining with Artisan, Prenetics will draw upon Adrian’s well-diversified business portfolio across retail, hospitality, healthcare, property and other strategic businesses, providing tremendous opportunities for closely aligned partnerships and allowing Prenetics to substantially expand its platform.

The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion, making Prenetics the first unicorn from Hong Kong to be publicly listed in any market.

Today, Prenetics is the #1 genomics and diagnostics testing company in Hong Kong and the United Kingdom. Prenetics has grown significantly since it was founded in 2014. Its revenue is projected to grow at 215% year-on-year from US$65 million in 2020 to US$205 million in 2021. Going forward, the Company is expected to continue its significant revenue growth trajectory with projected annual revenues of more than US$600 million in 2025.

With a world-class leadership team of tech, biotech and healthcare pioneers led by serial entrepreneur Danny Yeung, Prenetics is disrupting, decentralizing and reimagining the global US$1.3 trillion healthcare market through strong R&D and product innovation.

Most recently, Prenetics launched Circle HealthPod in Hong Kong, a CE-IVD point-of-care diagnostics and at-home rapid detection health monitoring system for infectious diseases, starting with COVID-19 and with R&D development work having begun on tests for influenza and STDs. With technology developed at the University of Oxford, individuals are provided with laboratory PCR-quality results in just 20 minutes on the device or on a smartphone, wherever they may be. Prenetics is seeking to get USA FDA EUA approval for the Circle HealthPod by Q1 2022. This aligns with President Biden’s comments on 9 September regarding the importance of rapid and at-home COVID-19 tests in managing the pandemic, with about 277 million tests in supply this month, and with a further need by manufacturers to ramp up testing capacity. Prenetics is increasing its manufacturing capability to be able to meet increased global demand. Prenetics believes the Circle HealthPod is a game-changer for the healthcare industry with the only global comparable in molecular point-of-care testing being Cue Health, which has recently filed for an IPO on Nasdaq.

Danny Yeung, CEO and Co-Founder, Prenetics said, “This announcement is a significant milestone for Prenetics and for Hong Kong entrepreneurs. Our goal is to decentralize healthcare by bringing it closer to millions of patients globally. I am humbled and honoured by Adrian’s trust in us, and we look forward to continuing to work closely across his extensive business network to deliver on the massive potential which exists to disrupt the healthcare market. With a strong existing business, an exciting product pipeline, and a clear M&A acquisition strategy for USA geographical expansion, we have first-mover advantage and are well-positioned for our next chapter of growth.”

Adrian Cheng, Founder of Artisan, said, “It was our core mission to seek out a high impact and high growth global company, and I am very pleased that we have found it with Prenetics. Danny has built a superb business with an inspirational team at all levels. I am also proud to support Prenetics in being the first Hong Kong unicorn to go public and to support local entrepreneurship. We share the vision to provide easily accessible and decentralized healthcare services to millions of people globally. I look forward to this ongoing partnership and, together, creating greater shared value for all."

Prenetics has a strong track record in commercializing frontier science

Prenetics has a proven track record in transforming frontier sciences into commercial products and solutions with a focus on prevention, diagnostics and personalized care to meet new market demand. Prenetics’ current product portfolio includes:

•	CircleDNA
o	World’s most comprehensive consumer DNA test with whole exome sequencing technology providing more than 500+ valuable health reports
•	Circle HealthPod
o	A CE-IVD point-of-care diagnostics and at-home rapid detection health monitoring system for infectious diseases, currently for COVID-19 and with R&D work underway for influenza and STDs, which will be rolled out in 2022
o	Technology developed at University of Oxford, with laboratory PCR quality results available in just 20 minutes on the device or on a smartphone
•	Project Screen
o	One-stop laboratory PCR testing solution for COVID-19 testing that provides testing services to up to 3,000 players and staff of the English Premier League on a regular basis
o	More than 5 million Covid-19 tests performed to-date; with clients including the Hong Kong government, Hong Kong International Airport, London Heathrow Airport, and several global corporates including Virgin Atlantic, Carnival Cruise Line, and Sky TV.

Strong R&D, robust product pipeline and geographical expansion to offer substantial growth potential

Prenetics has strong R&D and product innovation capabilities backed by an experienced in-house R&D team led by scientists from academia and prior roles with other prominent healthcare companies, such as Exact Sciences and EverlyWell. In addition, Prenetics has a strategic multi-year R&D collaboration with the University of Oxford which focuses on the development of molecular diagnostics and new assays (e.g., infectious disease, STDs).

The Company has a robust disruptive product pipeline with sizeable addressable markets, and is planning the launch of at least one key product each year for the next few years, including:

•	Non-invasive colon cancer stool DNA test, ColoClear, in 2022. ColoClear is the only cancer screening test approved by the NMPA. With the huge success of Exact Sciences’ ColoGuard product in the USA, Prenetics will look to replicate its proven success in Hong Kong and Southeast Asia.
•	At-home blood testing, Circle Snapshot, in 2022. With an innovative approach to collecting blood through a painless collection device, Circle Snapshot is expected to enable routine health checks to be performed at-home. Circle Snapshot’s launch geographies are expected to be Hong Kong, the United Kingdom, Southeast Asia and the United States.
•	Genetic testing, Circle Medical for physicians, in 2023. With the success of CircleDNA for consumers, Circle Medical will be a physician only product to specifically cater to a physician’s specialty such as heart health, carrier screening and more. While Invitae has pioneered medical genetic testing in the USA, Prenetics looks to do the same in Hong Kong, the United Kingdom and in Southeast Asia.

Transaction overview

Artisan entered into a definitive agreement to combine with Prenetics. The transaction values Prenetics at an enterprise value of US$1.25 billion with a combined equity value of approximately US$1.7 billion.

Upon completion of the transaction, estimated to be in the fourth quarter of 2021 or the first quarter of 2022, the combined company (“PubCo”)’s securities will be traded on the Nasdaq under the ticker symbol “PRE”.

As part of the transaction, Prenetics’ existing equity holders will roll 100% of their equity into PubCo, demonstrating their continued commitment to Prenetics growth strategy.

Prenetics will receive proceeds of up to US$459 million in cash, including the contribution of up to US$339 million of cash currently held in Artisan’s trust account, a fully committed PIPE and forward purchase agreements of US$120 million from Aspex, PAG, Lippo, Dragonstone, Xen Capital and others.

Advisors

UBS Securities LLC is acting as sole financial advisor and exclusive capital markets advisor to Artisan. Citigroup Global Markets Asia Limited is acting as sole financial advisor to Prenetics.

UBS Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and China International Capital Corporation Hong Kong Securities Limited are serving as placement agents on the PIPE. Skadden, Arps, Slate, Meagher & Flom LLP is serving as international legal counsel, and Mourant is serving as Cayman legal counsel, to Prenetics. Kirkland & Ellis LLP is serving as international legal counsel, and Appleby is serving as Cayman legal counsel, to Artisan. Shearman & Sterling LLP is serving as international counsel to the placement agents. KPMG LLP is serving as the auditor to Prenetics.

Investor Presentation

The investor presentation and an investor webcast hosted by the management teams of Prenetics and Artisan discussing the proposed business combination can be accessed by visiting: https://www.prenetics.com/investors

Prenetics and Artisan will also file the presentation with the SEC as an exhibit to a Current Report on Form 8-K, which can be viewed on the SEC’s website at www.sec.gov.

About Prenetics

Founded in 2014, Prenetics is a global leader in genomic and diagnostic testing that is disrupting and decentralising healthcare with a focus on prevention, diagnostics and personalized care. Prenetics is led by serial entrepreneur, Danny Yeung, and operational in 10 countries with a team of over 700. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing; Prenetics has received strategic funding from Prudential, Alibaba Group, Apis Partners, Beyond Ventures, Gobi Partners and more.

About Artisan

Artisan is a special purpose acquisition company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. The company searches globally for a target with operations or prospects focusing on high-growth healthcare, consumer and technology sectors, and companies that it believes can be well-positioned for success in Greater China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this press release, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this press release include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Artisan, Prenetics and PubCo as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Enquiries:

For Prenetics:

Investors:

Sabrina Chan        +852 6421 7508

sabrina.chan@prenetics.com

Media:

Finsbury Glover Hering

Richard Barton     +852 9301 2056

Harry Florry          +852 9818 2239

Prenetics-HKG@finsbury.com

For Artisan:

Carol Huang +852 5406 7913

carolhuang@nwd.com.hk

Kate Fields +852 3110 4718

katefields@nwd.com.hk

Exhibit 99.2

Exhibit 99.2

Prenetics

Prenetics™

Health. Reimagined.

Investor Presentation

September 2021

September 2021 Strictly Private and Confidential

1 Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS DOCUMENT COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. THIS PRESENTATION IS NOT AN OFFER OR AN INVITATION TO BUY, SELL OR SUBSCRIBE FOR SECURITIES. About this Presentation This Presentation has been prepared by Artisan Acquisition Corp. (“SPAC”) and Prenetics Group Limited (the “Company”) in connection with a potential business combination involving SPAC and the Company (the “Transaction”) and is preliminary in nature and solely for information and discussion purposes and must not be relied upon for any other purpose. The “Presentation” that follows shall mean and include the slides that follow, the oral presentation of the slides by members of SPAC or the Company or any person on their behalf, the question-and-answer session that follows that oral presentation, copies of this document and any materials distributed at, or in connection with, that Presentation. By participating in the meeting, or by reading the Presentation slides, you will be deemed to have (i) agreed to the following limitations and notifications and made the following undertakings and (ii) acknowledged that you understand the legal and regulatory sanctions attached to the misuse, disclosure or improper circulation of this Presentation. This Presentation does not constitute (i) an offer or invitation for the sale or purchase of the securities, assets or business described herein or a commitment of the Company or SPAC with respect to any of the foregoing or (ii) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction, and this Presentation shall not form the basis of any contract, commitment or investment decision and does not constitute either advice or recommendation regarding any securities. The Company and SPAC expressly reserve the right, at any time and in any respect, to amend or terminate this process, to terminate discussions with any or all potential investors, to accept or reject any proposals and to negotiate with, or cease negotiations with, any party regarding a transaction involving the Company and SPAC. Any offer to sell securities will be made only pursuant to a definitive subscription agreement and will be made in reliance on an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), for offers and sales of securities that do not involve a public offering. This Presentation does not purport to contain all information that may be required or relevant to an evaluation of the Transaction, and you will be responsible for conducting any investigations and analysis that it deems appropriate and for seeking independent advice as to the legal, tax, accounting, financial, credit and other related advice with respect to the Transaction. SPAC and the Company reserve the right to amend or replace this Presentation at any time but none of SPAC and the Company, their respective subsidiaries, affiliates, legal advisors, financial advisors or agents shall have any obligation to update or supplement any content set forth in this Presentation or otherwise provide any additional information to you in connection with the Transaction should circumstances, management’s estimates or opinions change or any information provided in this Presentation become inaccurate. The distribution of this Presentation may also be restricted by law and persons into whose possession this Presentation comes should inform themselves about and observe any such restrictions. The recipient acknowledges that it is (a) aware that the United States securities laws prohibit any person who has material, non-public information concerning a company from purchasing or selling securities of such company or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and (b) familiar with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”), and that the recipient will neither use, nor cause any third party to use, this Presentation or any information contained herein in contravention of the Exchange Act, including, without limitation, Rule 10b-5 thereunder. This Presentation is not directed to any person in any jurisdiction where (by reason of that person’s nationality, residence or otherwise) the publication or availability of this Presentation is prohibited. Persons in respect of whom such prohibitions apply must not access this Presentation. In so far as this Presentation is made available within the European Economic Area (“EEA”) or would cause any effect in the United Kingdom, this Presentation is only addressed to and directed at persons in member states of the EEA and in the United Kingdom who are qualified investors within the meaning of Article 2(e) of the Prospectus Regulation (Regulation EU) 2017/1129), as amended (“Qualified Investors”). In addition, in the United Kingdom, this Presentation is addressed to and directed only at, Qualified Investors who (i) are persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) are other persons to whom this Presentation may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). This Presentation must not be acted on or relied on (i) in the United Kingdom, by persons who are not Relevant Persons, and (ii) in any member state of the EEA, other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this Presentation relates is available only to relevant persons in the United Kingdom and Qualified Investors in any member state of the EEA, other than the United Kingdom, and will be engaged in only with such persons. Further, this Presentation should not be construed as legal, tax, investment or other advice, and should not be relied upon to form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. You should consult your own legal, regulatory, tax, business, financial and accounting advisors to the extent you deem necessary, and must make your own investment decision and perform your own independent investigation and analysis with respect to the Transaction or any of an investment in SPAC and the transactions contemplated in this Presentation. Confidential Information The information contained in this Presentation is confidential and being provided to you solely for the purpose of assisting you in familiarizing yourself with SPAC and the Company in connection with their proposed Transaction. Neither this Presentation nor any of its contents may be disclosed or used for any purposes other than information and discussion purposes without the prior written consent of SPAC or the Company. You agree that you will not copy, reproduce or distribute this Presentation, in whole or in part, to other persons or entities at any time without the prior written consent of SPAC or the Company. Any unauthorized distribution or reproduction of any part of this Presentation may result in a violation of the Securities Act.

2 Disclaimer (Cont’d) Forward-Looking Statements This Presentation contains certain forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and also contains certain financial forecasts and projections. All statements other than statements of historical fact contained in this Presentation, including statements as to future results of operations and financial position, planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast” or other similar expressions. All forward-looking statements are based upon current estimates and forecasts and reflect the views, assumptions, expectations, and opinions of SPAC and the Company as of the date of this Presentation, and are therefore subject to a number of factors, risks and uncertainties, some of which are not currently known to us. Some of these factors include, but are not limited to: the success of the Group’s new product or service offerings, the Company’s ability to attract new and retain existing customers, competitive pressures in the industry in which the Company and its subsidiaries (the “Group”) operates, the Group’s ability to achieve profitability despite a history of losses, the Group’s ability to implement its growth strategies and manage its growth, the Group’s ability to meet consumer expectations, the Group’s ability to produce accurate forecasts of its operating and financial results, the Group’s internal controls, fluctuations in foreign currency exchange rates, the Group’s ability to raise additional capital, media coverage of the Group, changes in the regulatory environments of the countries in which the Group operates, general economic conditions in the countries in which the Group operates, the Group’s ability to attract and retain senior management and skilled employees, the success of the Group’s strategic alliances and acquisitions, changes in the Group’s relationship with its current customers, suppliers and service providers, disruptions to information technology systems and networks, the Group’s ability to protect its brand and the Group’s reputation, the Group’s ability to protect its intellectual property, potential and future litigation that the Group may be involved in, taxes or other liabilities that may be incurred or required subsequent to, or in connection with, the consummation of the Business Combination. The foregoing list of factors is not exhaustive. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law. In light of these factors, risks and uncertainties, any estimates, assumptions, expectations, forecasts, views or opinions set forth in this Presentation should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of this Presentation and the “Risk Factors” section of the proxy statement/prospectus on Form F-4 relating to the business combination, which is expected to be filed with the SEC, and other documents filed from time to time with the U.S. Securities and Exchange Commission (“SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. SPAC and the Company assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Moreover, the Company operates in a very competitive and rapidly changing environment, and new risks may emerge from time to time. It is not possible to predict all risks, nor assess the impact of all factors on the Company’s business or the extent to which any factor, or combination of factors, may cause the Company’s actual results, performance or financial condition to be materially different from the expectations of future results, performance of financial condition. In addition, the analyses of SPAC and the Company contained herein are not, and do not purport to be, appraisals of the securities, assets or business of the Company, SPAC or any other entity. There may be additional risks that neither the SPAC nor the Company presently know or that the SPAC and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s and the SPAC’s assessment as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. Industry and Market Data This Presentation also contains information, estimates and other statistical data derived from third party sources (including Frost & Sullivan). Such information involves a number of assumptions and limitations and due to the nature of the techniques and methodologies used in market research, and Frost & Sullivan cannot guarantee the accuracy of such information. You are cautioned not to give undue weight on such estimates. Neither SPAC nor the Company has independently verified such third party information, and makes no representation, express or implied, as to the accuracy, completeness, timeliness, reliability or availability of, such third party information. SPAC and the Company may have supplemented such information where necessary, taking into account publicly available information about other industry participants.

3 Disclaimer (Cont’d) Use of Projections and Historical Financial Information The 2019 and 2020 historical financial data included in this Presentation has been derived based on the Company’s 2019 and 2020 financial statements prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to updates based on an ongoing external audit in accordance with the PCAOB standards. In addition, the Company’s quarterly financial data included in this Presentation is based on financial data derived from the Company’s management accounts that have not been reviewed or audited and are subject to further review and updates. This Presentation contains ﬁnancial forecasts for the Company with respect to certain ﬁnancial results for the Company’s ﬁscal years 2021 through 2025 for illustrative purposes. Neither SPAC’s nor the Company’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective ﬁnancial information are inherently uncertain and are subject to a wide variety of signiﬁcant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective ﬁnancial information. While such information and projections are necessarily speculative, SPAC and the Company believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective ﬁnancial information. Inclusion of the prospective ﬁnancial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective ﬁnancial information will be achieved. All subsequent written and oral forward-looking statements concerning the Company and SPAC, the proposed transactions or other matters and attributable to the Company and SPAC or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Non-IFRS Financial Measures This Presentation also includes references to non-IFRS financial measures, such as the Company’s Adjusted EBITDA for 2019 and 2020. Such non-IFRS measures should be considered only as supplemental to, and not as superior to, financial measures prepared in accordance with IFRS. SPAC and the Company believe these non-IFRS measures of ﬁnancial results provide useful information to management and investors regarding certain ﬁnancial and business trends relating to the Company’s ﬁnancial condition and results of operations. SPAC and the Company believe that the use of these non-IFRS ﬁnancial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends in and in comparing the Company’s ﬁnancial measures with other similar companies, many of which present similar non-IFRS ﬁnancial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. These non-IFRS ﬁnancial measures are subject to inherent limitations as they reﬂect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS ﬁnancial measures. Additionally, to the extent that forward-looking non-IFRS financial measures are provided, they are presented on a non-IFRS basis without reconciliations of such forward-looking non-IFRS measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. Additional Information If the Transaction is pursued, SPAC will be required to file a preliminary and definitive proxy statement, which may include a registration statement, and other relevant documents with the SEC. You are urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because, among other things, they will contain updates to the financial,industry and other information herein as well as important information about SPAC, the Company and the contemplated Transaction. Shareholders will be able to obtain a free copy of the proxy statement (when filed), as well as other filings containing information about SPAC, the Company and the proposed Transaction, without charge, at the SEC’s website located at www.sec.gov. Participants in the Solicitation SPAC and the Company, and their respective directors and executive officers may be deemed to be participants in the solicitationof proxies from SPAC’s shareholders in connection with the proposed Transaction. A list of the names of such directors and executive officers and information regarding their interests in the proposed Transaction will be contained in the proxy statement when available. You may obtain free copies of these documents as described in the preceding paragraph. The definitive proxy statement will be mailed to shareholders as of a record date to be established for voting on the contemplated business combination when it becomes available. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but such references are not intended to indicate, in any way, that SPAC or the Company will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks, trade names and copyrights. Neither SPAC, the Company, nor any of their respective directors, officers, employees, affiliates, advisors, representatives or agents, make any representation or warranty of any kind, express or implied, as to the value that may be realized in connection with the Transaction, the legal, regulatory, tax, financial, accounting or other effects of a Transaction or the accuracy or completeness of the information contained in this Presentation, and none of them shall have any liability based on or arising from, in whole or in part, any information contained in, or omitted from, this Presentation or for any other written or oral communication transmitted to any person or entity in the course of its evaluation of the Transaction, and they expressly disclaim any responsibility or liability for direct, indirect, incidental, exemplary, compensatory, punitive, special, or consequential damages, costs, expenses, legal fees, or losses (including lost income or profits and opportunity costs) in connection with the use of the information herein. By accepting this Presentation, the recipient will be deemed to have acknowledge and agreed to the foregoing.

Presenters

Ben Cheng

Chief Executive Officer

ARTISAN ACQUISITION CORP.

Danny Yeung

CEO & Co-Founder

Prenetics

Stephen Lo, CPA, CFA

Chief Financial Officer

Prenetics

4

Prenetics

4 Presenters Stephen Lo, CPA, CFA Chief Financial Officer Danny Yeung CEO & Co-Founder Ben Cheng Chief Executive Officer

5 Adrian Cheng Led Team Backed by Inspirational Independent Directors Dr. Adrian Cheng Founder of Artisan Acquisition Corp. William Keller Independent Director Mitch Garber, C.M. Independent Director Frank Yu Independent Director Sean O’Neill Independent Director Ben Cheng Chief Executive Officer of Artisan Acquisition Corp.

6 Prenetics is a Clear Fit for Artisan Acquisition Corp. Focus on disruptive lifestyle technologies in healthcare, consumer, technology Strong fundamentals with significant value creation opportunities Well-positioned to deliver value and synergies in the group’s global cultural ecosystem Growth upsides through tapping global consumers’ unmet demands & burgeoning markets Target Criteria – Clearly Met by Prenetics 1 2 3 4 5 Disrupting & decentralizing global healthcare with large global opportunity of over US$1.3trn1 Strong R&D and product innovation capabilities backed by experienced in-house team, strategic collaboration with Oxford University and vibrant scientific ecosystem First-mover advantage in target geographies with robust product pipeline and high growth potential; well positioned to replicate U.S. success stories in its target geographies Inspirational founder backed by strong leadership team of tech, biotech, healthcare and consumer veterans Strong financial profile and highly attractive expected valuation relative to peers Source: Frost & Sullivan. Notes: 1. Global opportunity as of 2030; represents global market sizes and target addressable markets, except for colorectal cancer screening which does not include mainland China. Investment Thesis for

Significant Synergies - Prenetics and Adrian Cheng's Ecosystem

Significant Synergies

Adrian Cheng's
14M Members
Global Eco-system
Healthcare & Wellness
Gleneagles Hospital
EC Healthcare
醫思健康
HUMANSA
Education & Sports
DMIND
KAI TAK SPORTS PARK
Residential
Hospitality
ROSEWOOD
ARTUS
NEW WORLD
KHOS
Infrastructure & Aviation
GOSHAWK
Roads
Logistics
Construction
Workspace
ATELIER
K11 ATELIER
Cultural Retail
K11
11 SKIES
D·PARK
LUXBA GROUP
Services
KLUB 11
NEW WORLD CLUB
新中華
HK TICKETING
青年廣場
Youth Square
FREE DUTY
Culture & Social Innovation
K11 ART FOUNDATION
CULTURE FOR TOMORROW
IMPACT KOMMONS
#lovewithoutborders

7

7 Significant Synergies - Prenetics and Adrian Cheng’s Ecosystem Significant Synergies • Healthcare channel and user access • Broad network of locations covering healthcare, retail, hospitality and other sectors • Extensive customer, user, and fan base across platforms • Direct corporate use cases across eco-system Education & Sports Healthcare & Wellness Hospitality Infrastructure & Aviation Roads Logistics Construction Cultural Retail Residential Workspace Services Culture & Social Innovation Adrian Cheng's 14M Members Global Eco-system

PRENETICS
Decentralizing Healthcare
Prevention,
Diagnostics and
Personalized Care

8 Decentralizing Healthcare Prevention, Diagnostics and Personalized Care

PRENETICS

Decentralizing Healthcare

Prevention

Circle · ColoClear

Consumer genetic testing and early colorectal cancer screening

Global Opportunity: ***US$117 Billion+[1]***

24.9%[4]
2025E
Revenue
$640mm
7.3%[4]
67.8%[4]

Personalized Care

Circle One · Flx · Fem

Personalized nutrition, hair & sexual health products

Global opportunity: ***US$376 Billion+[2]***

Diagnostics

Project Screen by Prenetics · Circle HealthPod · Circle SnapShot · Circle Medical

Global opportunity: ***US$848 Billion+[3]***

Existing Products   Future Products

Source: Frost & Sullivan.

9

Prenetics

9 Personalized Care Diagnostics Prevention Existing Products Future Products Personalized nutrition, hair & sexual health products Covid-19 testing, POCT / At-home diagnostic testing and medical genetic testing Consumer genetic testing and early colorectal cancer screening Decentralizing Healthcare 2025E Revenue $640mm 24.9%4 7.3%4 67.8%4 Global Opportunity: US$117 Billion+1 Global opportunity: US$848 Billion+3 Global opportunity: US$376 Billion+2 Source: Frost & Sullivan. Notes: Global opportunity as of 2030. 1. Represents global target addressable market for early colorectal cancer screening (except for mainland China) and global market size for consumer genetic testing. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition. 3. Represents global market size for medical device. 4. Represents each business segment revenue as % of total revenue expected in 2025.

700+
Total Employees

5M+
Total tests processed[2]

$85M
Lifetime Fundraising

Alibaba Group
中国平安 PINGAN
apis partners
PRUDENTIAL

$205M
2021E Revenue

Prenetics™ Competitive Moat

Prevention

Diagnostics

- Project Screen by Prenetics: Covid-19 PCR test enabled by in-house developed, cloud-based, automated end-to-end solution with capability to perform up to 40K tests daily[2]
- University of Oxford OX-LAMP: Covid-19 rapid PCR quality testing developed by the University of Oxford
- Circle HealthPod: Patent pending at-home rapid infectious disease testing
- Circle SnapShot: On-going development on at-home blood based testing for routine health check

10

10 #1 Diagnostics / DNA testing company in HK and UK1 8 Labs 6 Airports in HK & UK, and 2 main labs $85M Lifetime Fundraising $205M 2021E Revenue 700+ Total Employees 5M+ Total tests processed2 Notes: 1. By testing volume and TrustPilot Review. 2. Include CircleDNA and Covid-19 tests; as of August 31,2021. Covid-19 PCR test enabled by in-house developed, cloud-based, automated end-to-end solution with capability to perform up to 40K tests daily2 Covid-19 rapid PCR quality testing developed by the University of Oxford Patent pending at-home rapid infectious disease testing On-going development on at-home blood based testing for routine health check Whole exome sequencing with proprietary 31mm datapoint algorithm The only NMPA approved non-invasive colorectal cancer screening test OX-LAMP Prevention Diagnostics

11 Strategic R&D Collaboration with Oxford University Prenetics Molecular Diagnostics Research Center at Oxford University Oxford University 3-Year Research Grant OSCAR – Oxford Suzhou Centre for Advanced Research Combined research with Oxford University enables Prenetics to have its own research centre at Oxford University Prenetics R&D team already works closely with Oxford team of Professors, with collaboration further enabling us to commercialize novel inventions Prenetics’ ROFR to acquire technology / IP Key research directly with Oxford and the team of professors from Mar 2021 Initial focus: a) Improving sensitivity and time to results of Covid-19 reagent b) Development of enzymes to lower cost c) Assay development (e.g. infectious disease, STD) Key research directly with the only overseas research centre by Oxford Initial focus will be on a) HealthPod general development b) HealthPod for Clinicians development Close Collaboration with Prenetics In-house R&D Teams Dr. Lawrence Tzang, Ph.D. Co-founder & Chief Science Officer Scientific & Laboratory team Dr. Senthil Sundaram, M.D. Chief Clinical Officer Clinical & Bioinformatician team Dr. Mike Ma, Ph.D. Head of Clinical R&D Clinical R&D team Dr. Peter Wong, DPhil Chief Technology Officer Engineering & Development team Dame Caroline Wilson (British ambassador to China) at OSCAR opening – June 2021 Frank Ong, MD Chief Medical Officer Circle Snapshot R&D & Setup

Management Team

Danny Yeung
CEO & Co-Founder
GROUPON SXE VENTURES

Stephen Lo, CPA, CFA
Chief Financial Officer
citi EY

Lawrence Tzang, PhD
Chief Scientific Officer & Co-Founder
CityU

Avi Lasarow
CEO – EMEA
DNAfit citi

Mike Ma, PhD
Head of Clinical R&D
EXACT SCIENCES HOLOGIC

Frank Ong, MD
Chief Medical Officer
EverlyWell illumina

Key Scientific Advisers

12

Prenetics™

12 World-class Leadership Team of Tech, Biotech, and Healthcare Pioneers Management Team Danny Yeung CEO & Co-Founder Stephen Lo, CPA, CFA Chief Financial Officer Lawrence Tzang, PhD Chief Scientific Officer & Co-Founder Avi Lasarow CEO – EMEA Mike Ma, PhD Head of Clinical R&D Frank Ong, MD Chief Medical Officer Key Scientific Advisers Prof. Zhanfeng Cui Donald Pollock Professor of Chemical Engineering, University of Oxford Prof. Wei Huang Associate Professor in Dept. of Engineering Science, University of Oxford Dr. Monique Andersson Medical Advisor, Director of Microbiology, Oxford University Hospitals, NHS Foundation Trusts Prof. Michael Yang Chair Professor of Biomedical Sciences, Vice-President (R&D) City University of Hong Kong

CircleDNA The World’s Most Comprehensive Consumer DNA Test Prevention Leading Brand In Asia and UK consumer genomics 50-100x More data than the competitors $19mm 2021E CircleDNA Projected Revenue 34% 2020A-2025E Revenue CAGR 120k+ CircleDNA tests delivered since July 2019 launch $16bn+ Global Market Size1 Source: Frost & Sullivan. Notes: 1. Global market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing.

CircleDNA — An All-New Industry Standard in Genetic Testing

Genotyping Technology

DNA Data Points

31 million
~600k
Genotyping
Whole Exome Sequencing
23andMe
Circle
125 Reports
500+ Reports

Our Next Generation - Whole Exome Technology

15

Source: Company Website, Company Filings.

Prenetics

15 CircleDNA — An All-New Industry Standard in Genetic Testing Genotyping ~600k 125 Reports 31 million Whole Exome Sequencing 500+ Reports Genotyping Technology ● High false negative rate: Will miss >90% mutations associated with cancer and disease ● Pre-defined and specific SNP Readings ● Limited Data, can only resolve single letter “typos” ● Static, will need to test again as science evolves Our Next Generation - Whole Exome Technology ● Read protein-coding genes ● Clinical-grade consumer testing ● 50–100x more data over genotyping ● One test, a Lifetime of Value ● Identify >90% mutations associated with cancer and disease 23andMe DNA Data Points Source: Company Website, Company Filings.

500+ Reports Discovered Across 20 Categories

Family Planning & Disease
375 reports

- Early Detection
  - 36 Reports – Cancer Risk
  - 6 Reports – Dementia & Brain Health
- Family Planning
  - 157 Reports – Carrier Screening
- Precision Medicine
  - 103 Reports – Drug Response
- Health & Disease
  - 65 Reports – Disease Risk
  - 8 Reports – Common Health Risk

Diet, Wellness, Lifestyle
69 reports

- Diet & Lifestyle
  - 15 Reports – Diet
  - 20 Reports – Nutrition
  - 8 Reports – Stress & Sleep
  - 7 Reports – Well-Being
  - 5 Reports – Pollution Sensitivity
  - 14 Reports – Skin

Traits
70 reports

- Origins
  - 15 Reports – Ancestry
- Talents & Performance
  - 18 Reports – Sports & Fitness
  - 9 Reports – Success Traits
  - 2 Reports – Music & Dance
- Traits
  - 4 Reports – Gender Traits
  - 5 Reports – Behavioral Traits
  - 12 Reports – Physical Traits
  - 5 Reports – Personality Traits

A Snapshot of CircleDNA Tests

16

Prenetics™

16 Family Planning Early Detection Precision Medicine Health & Disease Origins Talents & Performance Traits Diet & Lifestyle CircleDNA – the Forefront of Health Diagnostics & Disease Prevention Covering Screening, Wellness, Proactive and Preventive Measures 500+ Reports Discovered Across 20 Categories A Snapshot of CircleDNA Tests Family Planning & Disease 375 reports Diet, Wellness, Lifestyle 69 reports Traits 70 reports 103 Reports Drug Response 157 Reports Carrier Screening 36 Reports Cancer Risk 6 Reports Dementia & Brain Health 65 Reports Disease Risk 8 Reports Common Health Risk 8 Reports Stress & Sleep 14 Reports Skin 20 Reports Nutrition 5 Reports Pollution Sensitivity 15 Reports Diet 7 Reports Well-Being 15 Reports Ancestry 4 Reports Gender Traits 18 Reports Sports & Fitness 5 Reports Behavioral Traits 9 Reports Success Traits 12 Reports Physical Traits 2 Reports Music & Dance 5 Reports Personality Traits

CircleDNA Product Offering

Circle
VITAL

Vital

Retail Price: USD 189

Circle
FAMILY PLANNING

Family Planning

USD 499

Circle
HEALTH

Health

USD 499

Circle
PREMIUM

Premium

USD 629

17

Prenetics™

17 CircleDNA Product Offering USD 189 14 Categories – 125 Reports Diet, Nutrition, Fitness, Stress, Ancestry, Skin, and More 30 Mins Phone Consultation USD 499 USD 499 USD 629 1 Category – 163 Reports Carrier Screening of recessive genetic diseases 30 Mins Phone Consultation 4 Categories – 115 Reports Cancer, Common Health Risks, Disease Risks, Dementia & Brain Health 30 Mins Phone Consultation 20 Categories – 500+ Reports Vital + Family Planning + Health Bundle + Drug Response 30 Mins Phone Consultation (2x) Vital Health Premium Family Planning Retail Price

CircleDNA Marketing Strategy

Celebrity Ambassadors

ATL Marketing

Circle

TRAM

WATSONS

Circle

TAXI

SAY HELLO TO CIRCLE EXOME

BILLBOARD

Social Media

18

18 CircleDNA Marketing Strategy Social Media Celebrity Ambassadors ATL Marketing Van Ness Wu Actor & singer 15M+ social media followers G.E.M. Asia’s Taylor Swift 50M+ social media followers Gigi Leung Actor, singer & mother 20M+ social media followers TRAM WATSONS TAXI BILLBOARD

CircleDNA — Extraordinary Growth with Significant Runway

Forecasted Growth Trajectory after Launch[1]

(# of Cumulative Tests Sold, '000)

Market cap of
$3.5bn[2]
23andMe
~12M
10,000
1,000
750
500
250
-
23andMe took 4 years to sell 100k tests, which Prenetics achieved in less than 2 years
Circle
623k (by 2025E)
2019
2020
2021
T+0
T+1
T+2
T+3
T+4
T+14
Rating on Trust Pilot[3]
23andMe
Circle
1.9 / 5.0
4.6 / 5.0

CircleDNA Revenue

(US$ millions)

Market Size[4]

US$8.8 bn

APAC / EMEA Consumer DNA Test

Market Size[4]

US$5.1 bn

US Consumer DNA Test

19

Source: Frost & Sullivan. Trust Pilot Review.

Prenetics

19 - 250 500 750 1,000 1,250 1,500 1,750 T+0 T+1 T+2 T+3 T+4 T+14 CircleDNA — Extraordinary Growth with Significant Runway Forecasted Growth Trajectory after Launch1 (# of Cumulative Tests Sold, ’000) 623k (by 2025E) ~12M Market Size4 US$8.8 bn APAC / EMEA Consumer DNA Test Market Size4 US$5.1 bn US Consumer DNA Test 14 19 21 42 52 62 2020E 2021E 2022E 2023E 2024E 2025E CircleDNA Revenue (US$ millions) 2020 2021 2019 10,000 23andMe took 4 years to sell 100k tests, which Prenetics achieved in less than 2 years Source: Frost & Sullivan. Trust Pilot Review. Notes: 1. Blue dotted line denotes management forecast; grey dotted line is extrapolation of 23andMe. 2. Market data as of August 31, 2021. 3. As of July 12, 2021. 4. Market size for DTC molecular testing services based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing. 23andMe Market cap of $3.5bn2 2020A Rating on Trust Pilot3 23andMe 1.9 / 5.0 4.6 / 5.0

Project Screen Covid-19 Testing $32bn+ Global Market Size1 8 Labs 6 Airports in HK & UK, and 2 main labs 5M+ Covid-19 Molecular Test Performed Diagnostics $51mm 2020A Covid-19 Testing Revenue 77% 2020A-2022E Revenue CAGR Blue Chip Clientele of Governments & Corporates Source: Frost & Sullivan. Notes: 1. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. Prenetics laboratory inside Hong Kong International Airport

21 Prenetics Response To Covid-19 • Airport testing in Hong Kong and the United Kingdom, including HKIA1, Heathrow, Manchester, Stansted, Luton, and Gatwick airports • Converted smoking lounge to an ISO-15189 laboratory at the HKIA1.Prenetics is the only Covid-19 testing provider with operating lab in HKIA1 • Provides testing service up to 3,000 players and club staffs for English Premier League on a regular basis • ~2M tests serviced for HK government as of 1Q 2021 Community Testing Hospital Authority Department of Health Food and Environmental Hygiene Department (FEHD) HK Government English Premier League Airport Testing to International & Local Airports Note: 1. Hong Kong International Airport. Extensive Partnerships Across Sectors • Prenetics has become Virgin Atlantic's preferred at- home testing provider, with customers able to order a complete end-to-end travel testing bundle, tailored to their destination + Virgin Atlantic Travel (2022E Revenue $89M) Entertainment & Sports (2022E Revenue $15M) Virgin Atlantic, Carnival Cruise Line, Cruise line operation of an entertainment company, Hong Kong International Airport, Heathrow Airport, London Luton Airport, London Stansted Airport, Manchester Airport, Gatwick Airport English Premier League, Professional Darts Corporation, England and Wales Cricket Board, British Academy Film Awards, Sky TV, Global Media & Entertainment Company, American Film & TV Studio Key Highlights

Significant Upside as Travel "Resumes"

Covid-19 Testing Revenue Breakdown (US$ millions)

# of Tests ('000)
799
5,688
3.4x
$173
45%
55%
$51
98%
2%
2020A1
2021E
Travel
Others 2

$32bn+

Global Market Size[3]

22

Prenetics™

22 Significant Upside as Travel “Resumes” Covid-19 Testing Revenue Breakdown (US$ millions) 2020A 2021E Travel Others $51 $173 2% 98% 98% 55% 45% 799 # of Tests (’000) 5,688 Source: Frost & Sullivan. Notes: 1. 2020 financials based on management accounts – excludes airline & cruises revenue in EMEA as breakdown is not available. 2. Include entertainment & sports, community testing & screening, corporate B2B testing, etc. 3. Based on projection for 2021; represents global market size; only consists of tests performed in independent clinical laboratories. 2 $32bn+ Global Market Size3 1 3.4x

Major COVID-19 Testing Technologies Comparison

	Nucleic Acid Amplification (RT-LAMP)	Nucleic Acid Amplification Test (RT-PCR)	Antigen Test (Proteins)
Speed	✓ Reaction time: 15 – 20min	✗ Reaction time: 4 – 6 Hours	✓ Reaction time: 15 - 30min
Accuracy	✓ Higher: 96%	✓ Highest: 99%	✗ Symptomatic: 90% or above Asymptomatic: 27%
Mobility & Lab Required	✓ No Need Laboratory No Lab Technicians	✗ Need Laboratory Lab Technicians	✓ No Need Laboratory No Lab Technicians
Availability	✓ Yes	✓ Yes	✓ Yes
Use-Case	✓ Symptomatic & Asymptomatic	✓ Symptomatic & Asymptomatic	✗ Symptomatic (7 days of infection)
Through-put & Scalability	✓ Highly Scalable	✗ Not scalable	✓ Highly Scalable

PCR-Quality Technology from Oxford

Source: Frost & Sullivan.

Prenetics™

23

23 Major COVID-19 Testing Technologies Comparison Through-put & Scalability Use-Case Availability Mobility & Lab Required Accuracy Speed Nucleic Acid Amplification (RT-LAMP) Reaction time: 15 – 20min Higher: 96% No Need Laboratory No Lab Technicians Yes Symptomatic & Asymptomatic Highly Scalable Antigen Test (Proteins) Reaction time: 15 - 30min Symptomatic: 90% or above Asymptomatic: 27% No Need Laboratory No Lab Technicians Yes Symptomatic (7 days of infection) Highly Scalable Nucleic Acid Amplification Test (RT-PCR) Reaction time: 4 – 6 Hours Highest: 99% Need Laboratory Lab Technicians Yes Symptomatic & Asymptomatic Not scalable PCR-Quality Technology from Oxford Source: Frost & Sullivan.

24 Game Changing POC / At-Home PCR-Quality Testing Technology from Oxford University Rapid 15 – 20 mins (positive will be faster) Speed that PCR can never achieve and scale Accurate 96% Sensitivity 99.9% Specificity Point-of-Care Technology Application of advanced thermo-technology that enables POC application and self-administration Low Cost Enabling frequent testing Scalable No lab or specialist equipment Throat or nasal swabs OX-LAMP Approvals / Recognitions MHRA1 in UK CE IVD2 in EU • US FDA in process; Expected by 2021Q4 / 2022Q1 Inside Oxford Lab Developing 30-minute Coronavirus Test Notes: 1. Medicines and Healthcare products Regulatory Agency. 2. Approved CE Marketing on In-Vitro Diagnostic medical devices.

Circle HealthPod

Rapid Detection System
For **Covid-19**

25 Source: Company Website. Please view Circle HealthPod Product video here: https://circlepod.co/.

Diagnostics

HealthPod

Detects Covid-19 with
PCR-Quality Technology

UNIVERSITY OF OXFORD

Future Assays:

- Influenza / Flu
- STDs

20min	96% / 99.9%[2]	$848bn+
Time to result	Sensitivity / Specificity	Global Market Size[1]

Mobile & Scalable	Painless	CE-IVD Marked
No lab or specialist equipment	Pain-free nasal swab	Expect to receive US FDA EUA by Q1 2022

Circle HealthPod

A Lab. In Your Pocket

Circle HealthPod A Lab. In Your Pocket Launched in Hong Kong To launch in EU, Southeast Asia and the US Diagnostics 20min Time to result $848bn+ Global Market Size1 96% / 99.9%2 Sensitivity / Specificity Mobile & Scalable No lab or specialist equipment Painless Pain-free nasal swab Detects Covid-19 with PCR-Quality Technology Influenza / Flu STDs Future Assays: Source: Frost & Sullivan. Notes: 1. Represents global market size for medical device based on the projection for 2030. 2. According to trials done at University of Oxford when compared to PCR. CE-IVD Marked Expect to receive US FDA EUA by Q1 2022

Successful Commercialization Case Study: Cue Health

The Cue Health Monitoring System

Cue Health awarded $481 million to scale up production of COVID-19 test: HHS

REUTERS

Over $2bn
Valuation[1]

$481mm
Contract Granted from US Gov't

$202mm
1H 2021 Revenue

CNBC

HHS launches pilot program in five states using rapid Covid test deployed by NBA

Go-to-Market Strategy: Key Partners & Target Clients

Public Sector	Enterprise	Healthcare Provider	Direct-to-Consumer
US Department of Defense	Henry Schein	Mayo Clinic	E-commerce
Government Agencies	Fortune 500 Companies	Hospitals / Private Clinics	In-store

27

Prenetics

27 Successful Commercialization Case Study: Cue Health Source: Company Filings, Cue Health Company Website, Bloomberg, Reuters, CNBC. Notes: 1. Per Bloomberg, as of December 2020. The Cue Health Monitoring System • The Cue Health Monitoring System is a fast, compact, highly portable testing platform with high performance and accuracy, utilizing molecular diagnostic technology • Cue Health's COVID-19 cartridge test is authorized by the US FDA for home use with no prescription in Mar 2021. The company filed for a US IPO on September 1, 2021 Over $2bn Valuation1 $481mm Contract Granted from US Gov’t Go-to-Market Strategy: Key Partners & Target Clients Enterprise Healthcare Provider Direct-to-Consumer Public Sector Henry Schein Fortune 500 Companies Mayo Clinic Hospitals / Private Clinics E-commerce In-store US Department of Defense Government Agencies $202mm 1H 2021 Revenue

28 • In-patient and out- patient on-site screening • Regular testing for healthcare workers & family • For hotel guests as a complimentary item for their stay or as a paid in-room service • Must-have for every homes to for a peace of mind • At-home testing • On the go testing (with portable charger) Use Case Hospitals & Clinics Hotels & Apartments Private Use NGO Community Screen Schools Sports & Entertainment • Rapid testing for schools • Regular testing for students and teachers • Easy and simple test for NGO’s • Regular testing for community members • Rapid at-home testing for attendees • Regular testing for players and staffs

Illustrative Representation of Diagnostic-testing Supply Chain

Level of vertical integration varies based on OEM, technology, and platform
Subtier supply chain
Analyzer production
Test/kit production
Sample processing
Sample collection
Assay consumables
Reagents
High-throughput analyzers
Assay kits
Labs
Testing sites
Analyzer components
Manufacturing equipment/integration
Rapid-result cartridges
Point-of-care systems
Providers
Point-of-care analyzers
Cartridge components
Home-use cartridges
Home/personal
Circle HealthPod
Collection consumables
To labs, testing sites, in-home test kits, providers, and others
Degree of supply-chain constraint (e.g., capacity limitations, small number of suppliers)
Less constrained
More constrained

Prenetics™

29

29 Illustrative Representation of Diagnostic-testing Supply Chain Assay consumables Subtier supply chain Testingsites Providers Home/personal Labs Point-of-caresystems Analyzer production Reagents Collection consumables Manufacturingequipment/integration Analyzer components Cartridgecomponents High-throughput analyzers Point-of-careanalyzers Home-use cartridges Rapid-result cartridges To labs, testing sites, in-home test kits, providers,and others Assay kits Level of vertical integration varies based on OEM, technology, and platform Test/kit production Sample processing Sample collection Degree of supply-chain constraint (e.g., capacity limitations, small number of suppliers) Less constrained More constrained Circle HealthPod

Circle HealthPod B2B Stations

Multiple Circle HealthPods

HealthPod

Circle HealthPod Dashboard

Partners App

Single use Specimen Capsule
Test Reports
Floyd Stanton
Test History
Create New User

30

Prenetics

30 Circle HealthPod B2B Stations Circle HealthPod Dashboard Partners App Multiple Circle HealthPods

TRAM

A Lab. In Your Pocket.
Circle
A U R

MTR

20

TVC

TAXI

A Lab.
In Your Pocket.

BUS STATION

BILLBOARD

31

Prenetics™

31 Circle HealthPod Marketing Strategy – Partnering with International Actor Donnie Yen on Extensive ATL Marketing Campaigns TRAM BILLBOARD MTR TAXI BUS STATION TVC Notes: Initial marketing campaign focusing only for Hong Kong market.

Prevention

COLOCLEAR
Stool Sample Collection Kit – ColoClear®
A Stool-based DNA test for
Early Colorectal Cancer Screening
Prenetics

ColoClear

96%
Sensitivity - Highly Accurate

Cost Effective
Comparing to Colonoscopy

Successful Model
Comparable to ColoGuard in the US

$101bn+
Addressable market[1]

Launching in Q1 2022E

ColoClear The Only Non-Invasive Colon Cancer Screening Test Approved by NMPA $101bn+ Addressable market1 Successful Model Comparable to ColoGuard in the US Cost Effective Comparing to Colonoscopy 96% Sensitivity - Highly Accurate Launching in Q1 2022E Prevention Source: Frost & Sullivan. Notes: 1. Global target addressable market for colorectal cancer screening based on projection for 2030, except for mainland China; target population is the age group of 40-74 years old.

Significant Whitespace in Asia Markets Presents Attractive Growth Opportunities

Colorectal Cancer Screening Market in US (2019)

16.5%
Tested
93.0M
Addressable
Population
83.5%
Unscreened
Key addressable market for
EXACT SCIENCES
(Market cap of $17.9+bn²)

Colorectal Cancer Screening Market in HK & SEA (2019)

5.7%
Tested
128.2M
Addressable
Population
94.3%
Unscreened
Key addressable market for
Prenetics

Revenue of ColoGuard for Exact Sciences[1] (US$ mm)

Volume ('000)
104
244
572
934
1,680
CAGR: 113%
39
99
266
454
810
2015A
2016A
2017A
2018A
2019A

Projected Revenue of ColoClear for Prenetics (US$ mm)

Volume ('000)
60
160
300
600
CAGR: 111%
10
27
50
98
2022E
2023E
2024E
2025E

Source: Frost & Sullivan.

34
Prenetics

34 Significant Whitespace in Asia Markets Presents Attractive Growth Opportunities 10 27 50 98 2022E 2023E 2024E 2025E 39 99 266 454 810 2015A 2016A 2017A 2018A 2019A Source: Frost & Sullivan. Notes: 1. Before Exact Science’s acquisition of Genomic Health in November 2019, ColoGuard is the only major revenue source for Exact Sciences. 2. Market data as of August 31, 2021. Colorectal Cancer Screening Market in US (2019) Colorectal Cancer Screening Market in HK & SEA (2019) 93.0M Addressable Population 128.2M Addressable Population 16.5% Tested 5.7% Tested 83.5% Unscreened 94.3% Unscreened Revenue of ColoGuard for Exact Sciences1 (US$ mm) Projected Revenue of ColoClear for Prenetics (US$ mm) 60 160 300 600 104 244 572 1,680 934 Volume (’000) Volume (’000) Key addressable market for (Market cap of $17.9+bn2) Key addressable market for

35 Strategic Technology Transfer from New Horizon to Launch ColoClear Establishment of Strategic Partnership with New Horizon Health to Commercialize ColoClear Source: Company Filings. Notes: USD/HKD FX rate of 7.78. 1. Market data as of August 31, 2021. 2. Including Singapore, Malaysia, Indonesia, Vietnam, Philippines and Thailand. 3. Gross profit = Gross Revenue – COGS for products sold – COGS for lab testing services – Sales & Marketing Expenses (including sales incentives and logistics costs). Exclusive rights granted to sell & process ColoClear in Hong Kong and Macau; expandable to Taiwan and Southeast Asia2 Under a profit sharing agreement, Prenetics and New Horizon will equally share gross profits3 from sales of ColoClear 5 years of initial term renewable for another 5 years by mutual consent Completed technology transfer from New Horizon; certified by New Horizon to perform ColoClear testing at its lab Exclusive 50:50 5+5 Years Technology Transfer + (Listed on HKEX with market cap of US$2.6bn1 and FY2020 revenue of US$10mm)

36 Non-invasive Tests Sensitivity Specificity Detection limitations Sample size needed Dietary restrictions CRC AA gFOBT (Hemoccult II) 40% 12% 98% Intermittent bleeding 3 bowel movements Yes FIT (Faecal Immunochemical Test) 70% 22% 95% Intermittent bleeding Single sample No FIT-DNA (ColoGuard) 92% 65% 92% CRC and AA continuously exfoliate cells Single sample No FIT-DNA (ColoClear) 96% 64% 87% CRC and AA continuously exfoliate cells Single sample No Diagnostic Invasive Test Sensitivity Specificity CRC AA Colonoscopy >95% 95% 90% FIT-DNA has higher sensitivity when comparing with other non-invasive Colon Cancer screening tests. Closest CRC sensitivity to actual colonoscopy standards ColoClear – Industry Leading Performance Sensitivity=True positive /（True positive + False negative）*100%; Specificity=True negative /（True negative + False negative）*100%. Source: Company filings, Colorectal cancer development and advances in screening. Clin Interv Aging. 2016 July 19; 967-976.

Circle SnapShot Your annual health check at home Launching in Q1 2022E Diagnostics 50+ Wide Range of Tests for Everyone Digital Health Platform Track your Health Progress Successful Model Comparable to Everlywell, Letsgetchecked $6bn+ Global Market Size1 Painless Blood collection at home Source: Frost & Sullivan. Notes: 1. Global market size for at-home health testing based on projection for 2030; does not include home testing kits which do not require lab tests; Covid-19 at-home test has not been considered.

39 Successful Commercialization Case Study: Everlywell Source: Everlywell Company Website, Bloomberg. Notes: 1. Per Bloomberg news article, as of March 2021. Innovative at-home Health Testing • Everlywell’s portfolio of 30+ at-home tests offer simple sample collection and physician-reviewed results and insights sent to your device in 5 to 7 business days • In March 2021, Everlywell announced its acquisition of PWNHealth and Home Access Health Corp. in a cash and stock deal. The combined companies, re-branded as Everly Health, expects to support more than 20 million people annually in the US $2.9bn Valuation1 ~$200mm 2020 Revenue1 Popular Everlywell Tests Metabolism Indoor & Outdoor Allergy Sexually Transmitted Disease Food Sensitivity Measure free testosterone, cortisol and TSH levels Test for 40 common indoor and outdoor allergens Screens for 7 common sexually transmitted infections Measure body’s immune systems’ IgC antibody reactivity to 96 foods

Circle Medical Genetic Testing for Physicians $59bn+ Global Market Size1 Successful Model Comparable to Invitae, Natera 20+ Wide range of tests for everyone Launching in Q1 2023E Diagnostics Next Generation Sequencing Advanced Technology Source: Frost & Sullivan. Notes: 1. Global market size for clinical molecular test service based on projection for 2030; Covid-19 testing service market is not included while influence of Covid-19 has been considered in the market sizing.

Medical Molecular Testing Market in US (US$ bn)

2.0x
US market size for
INVITAE
(Market cap of $6.4bn[2])
4.6
9.2
2016A
Today
(2021E)

2.3x
Target market size for
Prenetics
4.6
10.6
Today
(2021E)
2025E

Revenue for Invitae (US$ mm)

Volume[1]
('000)
150
292
469
CAGR: 79%
68
148
217
2017A
2018A
2019A

Volume
('000)
100
150
225
CAGR: 47%
26
38
56
2023E
2024E
2025E

41

Prenetics™

41 68 148 217 2017A 2018A 2019A 4.6 10.6 Today (2021E) 2025E 4.6 9.2 2016A Today (2021E) Significant Growth Potential in Asia / Europe Markets Present Attractive Growth Opportunities Medical Molecular Testing Market in US (US$ bn) Medical Molecular Testing Market in HK / SEA / Europe (US$ bn) Source: Frost & Sullivan. Notes: 1. Billable volume for 2018 – 2019. Accessioned volume for 2017. 2. Market data as of August 31, 2021. 3. While its geographic scope is not limited to certain regions, it is expected to predominantly generate revenue in Hong Kong, SE Asia and Europe during the projection period. 2.0x 2.3x Revenue for Invitae (US$ mm) Projected Revenue of Circle Medical for Prenetics3 (US$ mm) 26 38 56 2023E 2024E 2025E 150 292 469 Volume1 (’000) Volume (’000) Target market size for 100 150 225 (Market cap of $6.4bn2) US market size for

Circle One / F1x / Fem Testing into personalized care Launching in 2022E-2023E Personalized Care Source: Frost & Sullivan. Notes: 1. Based on CircleDNA customer survey conducted in Feb 2020. 2. Represents global target addressable market for hair loss and erectile dysfunction and global market size for personalized nutrition based on projection for 2030. Data-based Personalized solution based on data analytics Cross Selling Leverage existing CircleDNA customer base Recurring Revenue Subscription model 63% of CircleDNA customers want Circle One1 $376bn+ Addressable market2

Successful Commercialization Case Study: Roman

Roman – Digital Health Clinic for Men

roman
roman

$5bn
Valuation[1]

$876mm
Lifetime Fundraising[2]

Bloomberg

Online Pharmacy Ro Is Said to Raise Funds at $5 Billion Value

Online pharmacy and health technology company Ro has raised $500 million in new funding, its chief executive officer told Bloomberg News.

FORTUNE

Telehealth startup Ro partners with Pfizer to give its ED business a boost

Key Partners

Sports & Entertainments	Pharmaceuticals	Retailers	Healthcare
MLB	Pfizer Greenstone	Walmart	Ribbon Health Quest Diagnostics

43

Prenetics™

43 Successful Commercialization Case Study: Roman Source: Roman Company Website, Bloomberg, PR Newswire, Fortune. Notes: 1. Per Bloomberg, as of March 2021. Represents the post-money valuation of Ro, the operator of Roman. 2. Per Bloomberg, as of March 2021. Represents the lifetime fundraising of Ro, the operator of Roman. Roman – Digital Health Clinic for Men • Roman provides personalized solutions to men for the treatment of erectile dysfunction, hair loss, premature ejaculation, etc. • Roman’s daily vitamins and supplements are available in 4,600+ Walmart stores across the United States $5bn Valuation1 $876mm Lifetime Fundraising2 Key Partners Pharmaceuticals Retailers Healthcare Sports & Entertainments Pfizer Greenstone Walmart Ribbon Health Quest Diagnostics MLB

Product Pipeline Built on a Robust Existing Foundation

Existing Foundation
2021
2022
2023
Diagnostics
Prevention
Personalized Care
Medical Community Recognition
Covid-19 Testing
CircleDNA
Customer & Data Sets
Circle HealthPod
3Q 2021
Product Extension
Circle Snapshot
1Q 2022
At Home Health Tests
Covid-19 - - → STD, Influenza
Physician Detailing
Circle Medical
2023
Medical Genetic Testing
Product Extension
ColoClear
1Q 2022
Extend Consumer Journey / Lifetime Value ("LTV")
Circle One
2022
Circle F1x / Fem
2023
Personalized nutrition, hair & sexual health products

Lab Tests Required (same lab supporting multiple tests)

Future Pipelines Post 1Q 2022

45

Prenetics

45 Existing Foundation Lab Tests Required Covid-19 Testing CircleDNA Circle HealthPod 3Q 2021 Circle Snapshot Circle Medical Circle One Medical Community Recognition Customer & Data Sets Covid-19 STD, Influenza Prevention Diagnostics (same lab supporting multiple tests) Extend Consumer Journey / Lifetime Value (“LTV”) ColoClear Circle F1x / Fem Personalized Care 2021 2022 2023 Product Extension Physician Detailing Product Extension Personalized nutrition, hair & sexual health products At Home Health Tests Medical Genetic Testing Future Pipelines Post 1Q 2022 1Q 2022 1Q 2022 2022 2023 2023 Product Pipeline Built on a Robust Existing Foundation

Prenetics
EXACT SCIENCES
INVITAE
natera
US$ millions
2021E 2022E 2023E 2024E 2025E
2016A 2017A 2018A 2019A 2020A
2016A 2017A 2018A 2019A 2020A
2016A 2017A 2018A 2019A 2020A
Revenue¹
Multiple Product & Pipeline
Substantial revenue with robust product pipeline
205 272 307 429 640
Single Product²: Colorectal Cancer Screening
99 266 454 876 1,491
Single Product²: Medical Genetic Testing
25 68 148 217 280
Dual Product²: NIPT & Carrier Screening
217 211 258 302 391
Operating Profit (Loss)¹
13 1 (38) (26) 18
Efficient cost structure
(169) (118) (157) (218) (489)
(100) (121) (123) (244) (652)
(96) (134) (115) (131) (216)
Enterprise Value
$1.25bn³
Market Cap
$1.3bn⁴
c. 14x
$17.9bn⁵
$0.25bn⁴
c. 26x
$6.4bn⁵
$0.6bn⁴
c. 18x
$11.1bn⁵

46

Prenetics

46 13 1 (38) (26) 18 (169) (118) (157) (218) (489) (100) (121) (123) (244) (652) (96) (134) (115) (131) (216) 205 272 307 429 640 99 266 454 876 1,491 25 68 148 217 280 217 211 258 302 391 US$ millions Revenue1 Operating Profit (Loss)1 2016A 2017A 2018A 2019A 2020A Prenetics Delivering Favorable Metrics vs. US Peers 5 Years Ago $1.3bn4 $17.9bn5 $0.25bn4 $6.4bn5 Multiple Product & Pipeline Single Product2: Colorectal Cancer Screening Single Product2: Medical Genetic Testing $1.25bn3 Enterprise Value Notes: USD/HKD FX rate of 7.78. 1. 2021-2025 financials based on management forecast. Exact Sciences, Invitae and Natera historical financials sourced from company filings. 2. Indicates primary product focus. 3. Please refer to Transaction Summary page for further details. 4. Market data as of December 31, 2016. 5. Market data as of August 31, 2021. Substantial revenue with robust product pipeline Efficient cost structure 2016A 2017A 2018A 2019A 2020A 2016A 2017A 2018A 2019A 2020A 2021E 2022E 2023E 2024E 2025E $0.6bn4 $11.1bn5 Dual Product2: NIPT & Carrier Screening Market Cap c. 14x c. 26x c. 18x

	Market Cap (2016)[1]	Synergistic & Technology-enabling Bolt-on Acquisition Opportunities	Market Cap (Now)[2]	
EXACT SCIENCES	$1.3bn+	~10 Acquisitions	$17.9bn+	EXACT SCIENCES
INVITAE	$0.25bn+	~13 Acquisitions	$6.4bn+	INVITAE

Liquid Biopsy

Long-read Sequencing

Bioinformatics

Prenetics™ Enterprise Value $1.25bn[3]

Potential Upside from Synergistic Acquisitions

47

Prenetics™

47 $1.3bn+ $0.25bn+ Synergistic & Technology-enabling Bolt-on Acquisition Opportunities Liquid Biopsy Bioinformatics Long-read Sequencing $17.9bn+ $6.4bn+ Notes: 1. Market data as of December 31, 2016. 2. Market data as of July 12, 2021. 3. Please refer to Transaction Summary page for further details. Market Cap (2016)1 ~10 Acquisitions Market Cap (Now)2 Tremendous Value Potential for Prenetics to be Unlocked via Synergistic Acquisitions ~13 Acquisitions $1.25bn3 Enterprise Value

Financial Information

Revenue Evolution[1]

CAGR of 58%
100%
2019A Revenue $9mm
21.9%
78.1%
2020A Revenue $65mm
9.7%
90.3%
2021E Revenue $205mm
7.3%
24.9%
67.8%
2025E Revenue $640mm

Prevention
Circle DNA Your Life · COLOCLEAR

Diagnostics
Circle HealthPod · Project Screen Prenetics · Circle SnapShot · Circle Medical

Personalized Care
Circle One · Flx · Fem

49

Prenetics

49 2019A Revenue $9mm 2021E Revenue $205mm 2025E Revenue $640mm Prenetics Continues To Transform Itself, Now At An Incredible Rate Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021 and 2025 financials based on management forecast. Revenue Evolution1 Multiple Shots on Goal, While Benefiting from Significant Customer and Operational Synergies Across Platform 2 Commercialized Product Lines 4 Commercialized Product Lines 7 Commercialized Product Lines CAGR of 58% 9.7% 90.3% 24.9% 7.3% 67.8% Diagnostics Personalized Care Prevention 1 Commercialized Product Line 2020A Revenue $65mm 21.9% 78.1% 100%

Driven by Robust Organic Growth and Product Launch Strategies

Revenue in US$ millions
Product Launch Year
640
429
307
272
205
65
9
47
434
159
37
290
102
23
215
69
4
236
31
185
20
51
14
9
2019A
2020A
2021E
2022E
2023E
2024E
2025E
Personalized Care
124% CAGR
(22E-25E)
Diagnostics
54% CAGR
(20A-25E)
Prevention
61% CAGR
(19A-25E)
Prevention
Circle
COLOCLEAR
Diagnostics
Project Screen
by Prenetics
Circle
SnapShot
Circle
HealthPod
Circle
Medical
Personalized Care
Circle
One
Flx
Fem

50

Prenetics

50 Driven by Robust Organic Growth and Product Launch Strategies Diagnostics Personalized Care Prevention 9 14 20 31 69 102 159 51 185 236 215 290 434 4 23 37 47 9 65 205 272 307 429 640 2019A 2020A 2021E 2022E 2023E 2024E 2025E Revenue in US$ millions Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast. Product Launch Year Personalized Care 124% CAGR (22E-25E) Diagnostics 54% CAGR (20A-25E) Prevention 61% CAGR (19A-25E)

51 COVID-19: An Opportunity to Better Reimagine Healthcare Testing the New Norm Self Care a Necessity Brand & Trust Network Time to Market New Technology 159 434 47 2019A 2020A 2021E 2022E 2023E 2024E 2025E Prevention Diagnosis (ex. Covid-19 Testing) Personalized Care Covid-19 Testing Revenue in US$ millions1 We conservatively assumed COVID-19 testing market is not here to stay. Instead, it has allowed us the opportunity to build the tools and expand our platform in order to better serve the new world order of healthcare Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts – Prevention segment revenue includes other service fees and adjustments. 2021-2025 financials based on management forecast.

52 High Operating Efficiency Leading to High Growth • Revenue growth driven by robust organic expansion and product launch strategies • Significant market opportunity in multiple verticals; Pipeline products expected to benefit from customer and operational synergies across platforms Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts. 2021-2025 financials based on management forecast. 2. Excludes depreciation and amortization expenses. 3. Profit sharing to New Horizon for ColoClear is also included. 4. Non- operating expenses primarily attributable to fair value adjustments for ESOP and convertible securities issued by the Company. Includes tax expense and tax credit. • Significant positive momentum is expected from 2024 onwards as most products are in their high growth stage Financials in US$ million1 2019A 2020A 1Q21A 2021E 2022E 2023E 2024E 2025E Revenue 9 65 57 205 272 307 429 640 YoY % NA 606% 1315% 215% 33% 13% 40% 49% Gross Profit2 3 27 22 85 118 137 185 295 Gross Margin % 33% 41% 39% 41% 43% 45% 43% 46% Sales & Marketing Expenses2 5 6 2 16 41 72 80 107 Research & Development Expenses2 2 2 1 30 36 50 64 83 Administrative and Other Expenses2,3 9 14 6 19 27 36 48 65 Adjusted EBITDA (Non-GAAP) (12) 4 12 21 14 (21) (7) 39 Adjusted EBITDA Margin % (131%) 7% 21% 10% 5% (7%) (2%) 6% Depreciation and Amortization 2 2 1 8 13 17 20 21 ESOP & Other Non-Operating Expenses4 6 4 9 54 16 18 25 37 Net Profit / (Loss) (20) (2) 2 (41) (15) (56) (52) (19) Net Profit Margin % (219%) (3%) 3% (20%) (6%) (18%) (12%) (3%)

Transaction Overview

54 Transaction Summary Illustrative Sources & Uses Assumes 0% redemption by SPAC Shareholders Illustrative Ownership1 Transaction Overview1 Illustrative Enterprise Value1 • Illustrative enterprise value of $1.25 billion • Artisan Acquisition Corp. to merge with Prenetics • An implied multiple of 4.6x 2022E Revenue and 4.1x 2023E Revenue • Concurrent with the transaction, $60mm will be raised in a PIPE from Lippo, Dragonstone and Xen Capital at $10.00 per share in addition to $60mm from forward purchase agreements (“FPAs”) • All existing shareholders of Prenetics to rollover into the combined entity with no shareholders exiting. they will maintain approximately 67% ownership •Co-founder Danny Yeung and SPAC sponsor subject to a 18-month lock-up period to align with the Company’s long-term interest • Proceeds to be used for strategic acquisition or investments, R&D, product roll out, geographic expansion and general corporate purposes Sources Existing Target Shareholder Equity Rollover $1,150 Sponsor Promote4 100 Cash Available in SPAC Trust Account 339 Forward Purchase Agreement 60 PIPE 60 Total Sources $1,709 Uses Existing Target Shareholder Equity Rollover $1,150 Sponsor Promote4 100 Transaction Expenses 40 Net Cash to Balance Sheet 419 Total Uses $1,709 Share Price $10.00 Shares Outstanding (mm) 170.92 Illustrative Post-Money Equity Value $1,709 (-) Net Cash to Balance Sheet3 $455 Illustrative Enterprise Value $1,254 EV / 2022E Revenue 4.6x EV / 2023E Revenue 4.1x 25.3%2 7.5% 67.3% Prenetics Equity Rollover Artisan Shareholders PIPE Investors (including the investors under FPAs) Notes: USD/HKD FX rate of 7.78. 1. Excludes (i) the impact of any equity awards issued at or after the closing of the transaction, (ii) the dilutive impact of 18.7mm warrants (11.3mm SPAC public warrants, 5.9mm of sponsor warrants, 1.5mm of FPA warrants) with a strike price of $11.50 per share, and (iii) the impact of shares with super-voting rights. Includes 9.98mm total Class B ordinary shares. 2. Includes SPAC directors. 3. Includes net cash to balance sheet of $419mm post the transaction, and Prenetics balance sheet net cash of $35.4mm, the pro-forma amount of which includes a cash balance of $9.4mm as of 1Q 2021 and $26.0mm of proceeds from pre-IPO fundraising. 4. Includes total 9.13mm Class B ordinary shares held by the Sponsor, 0.75mm Class B ordinary shares held by the FPA providers, and 0.1mm Class B ordinary shares held by SPAC directors.

55 c. 420 (Circle SnapShot & Circle Medical) Sum-of-the-Parts Valuation: Today (in US$ millions unless otherwise noted) EV / CY23E Revenue1 3 4 8.0x 6.0x 6.4x2 4.1x2 Intrinsic Enterprise Value of Prenetics Illustrative Enterprise Value of Prenetics 3 7.0x c. 1,970 c. 860 (Circle HealthPod) c. 550 c. 1,280 c. 140 1,254 Notes: USD/HKD FX rate of 7.78. 1. Prenetics’ 2023 net revenue, which takes into account GST and transaction costs, from the management forecast used to calculate the implied sum-of-the-parts valuation. 2. EV/CY2023E revenue calculated based on 2023E total net revenue including net revenue from Project Screen. 3. 23andMe, Invitae, Natera, Exact Sciences and New Horizon Health were referenced for EV/revenue multiples on Prenetics’ prevention and personalized care business segment. 4. Autobio Diagnostics, Dr. Pal PathLabs, Invitae, Metropolis Healthcare and Quidel were referenced for EV/revenue multiples on Prenetics’ diagnostics business segment. Project Screen business was not taken into account in the valuation of the diagnostics business given the phaseout of the business from 2022 onwards.

Peers' Proven Successes Supported by Substantial Valuation

	Prenetics Products	Peers[1]	Current Valuation / Market Capitalization[2]
Prevention	Circle DNA Your Life	23andMe	$3.5bn[3]
	COLOCLEAR	诺辉健康 NEW HORIZON HEALTH	$2.6bn[3]
Diagnostics	Circle HealthPod	cue	$2.0bn[4]
	Circle SnapShot	everlywell	$2.9bn[5]
	Circle Medical	INVITAE	$6.4bn[3]
Personalized Care	Circle One Flx Fem	ro Roman Health	$5.0bn[6]

56
Prenetics

56 Peers’ Proven Successes Supported by Substantial Valuation Prevention Diagnostics Personalized Care Prenetics Products Peers1 Current Valuation / Market Capitalization2 $3.5bn3 $2.6bn3 $2.0bn4 $2.9bn5 $6.4bn3 $5.0bn6 Roman Health Source: Bloomberg. Notes: 1. Select companies with comparable products focused in the US / China. 2. Market cap for listed companies, or latest private round valuation. 3. Market cap as of August 31, 2021. 4. Valuation reportedly discussed in the latest private round; per Bloomberg, as of December 2020. 5. Valuation after the acquisition of PWNHealth; per Bloomberg, as of March 2021. 6. Post-money valuation for $500mm fundraising; per Bloomberg, as of March 2021.

57 4.1x 15.8x 11.8x 7.3x 7.7x 7.8x 13.7x 9.3x 7.3x 7.1x 4.1x Prenetics New Horizon Health Natera Invitae Exact Sciences 23andMe Dr. Lal PathLabs Metropolis Healthcare Invitae Quidel Autobio Diagnostics 4.6x 14.4x 9.6x 9.1x 9.0x 15.3x 10.5x 9.6x 7.1x 5.3x Prenetics New Horizon Health Natera Invitae Exact Sciences 23andMe Dr. Lal PathLabs Metropolis Healthcare Invitae Quidel Autobio Diagnostics Benchmarking Analysis Source: Company disclosures, broker reports and FactSet as of August 31, 2021 1. Prenetics’ EV/revenue multiples are based on illustrative enterprise value of $1.254bn EV / CY2022E Revenue Multiples EV / CY2023E Revenue Multiples Prenetics Prevention / Personalized Care Diagnostics CY2022E Average: 16.1x CY2022E Average: 9.6x CY2023E Average: 10.1x CY2023E Average: 8.3x 1 1 38.5x

Select Precedent Transactions

Date	Acquiror	Target	Public / Private	EV[1] (US$m)	EV/LTM Sales (x)	EV/LTM EBITDA (x)
Apr-21	CA Healthcare Acquisition Corp	lumiraDx	Private	3,000.0	–	–
Apr-21	DiaSorin Molecular	Luminex	Public	1,624.3	3.9	22.3
Mar-21	Roche	GenMark Dx	Public	1,729.0	10.1	–
Feb-21	VG Acquisition	23andMe	Private	3,500.0	11.5	–
Oct-20	Exact Sciences	Thrive. Earlier Detection	Private	1,700.0	–	–
Oct-20	Exact Sciences	base	Private	410.0	–	–
Sep-20	investor	Advanced Instruments	Private	780.0	10.8	24.1
Sep-20	Qiagen	NeuMoDx (80%)	Private	309.6	–	–
Jun-20	Invitae	Archer	Private	886.0	17.7	nm[2]
Mar-20	Invitae	diploid	Private	95.0	–	–
Feb-20	meridian Bioscience	Exalenz	Public	51.5	3.8	nm[2]
Jan-20	NEO Genomics	Human Longevity, Inc. (Oncology)	Private	37.0	3.7	–
	Mean			1,343.5	8.8	23.2
	Median			833.0	10.1	23.2

58

Prenetics

58 Select Precedent Transactions EV/LTM Date Acquiror Target Public / Private EV1 (US$m) Sales (x) EBITDA (x) Apr-21 Private 3,000.0 –– Apr-21 Public 1,624.3 3.9 22.3 Mar-21 Public 1,729.0 10.1 – Feb-21 Private 3,500.0 11.5 – Oct-20 Private 1,700.0 –– Oct-20 Private 410.0 –– Sep-20 Private 780.0 10.8 24.1 Sep-20 (80%) Private 309.6 –– Jun-20 Private 886.0 17.7 nm2 Mar-20 Private 95.0 –– Feb-20 Public 51.5 3.8 nm2 Jan-20 (Oncology) Private 37.0 3.7 – Mean 1,343.5 8.8 23.2 Median 833.0 10.1 23.2 Notes: Public filings, Dealogic and MergerMarket. 1. Excludes earnout. 2. EV / LTM EBITDA multiple less than 0.0x.

Appendix

60 Sources & Notes: 1. Adults aged 65 or over in total 27 OECD countries as of 2014. OECD. 2. JAMA, https://www.healthleadersmedia.com/clinical-care/wasteful-spending-us-healthcare-estimated-760-billion-935-billion. 3. IHS Markit, https://ihsmarkit.com/research-analysis/global-healthcare-spend-to-remain-stable.html . 4. The Lifetime Distribution of Health Care Costs: Berhanu Alemayehu, Kenneth E Warner, et al. (June 2004). Reactive Infrequent passive touch-points with healthcare system Late Stage Focus Focused on treating already sick people Vicious Cycle As more people get sick, they require more resources, leaving fewer resources to keep people healthy 6/10 of Global Population Lives with Two or More Chronic Diseases1 59% % Relative Lifetime Healthcare Expenditure at Age 65 or Over4 US$8.8trn Global Healthcare Spending in 20213 Conventional Healthcare Is No Longer a Viable Solution Dysfunctional “Sick-care As Healthcare” Is Ripe for Disruption 1 / 4 Wastage in US Healthcare Spending2 Aging Population & Chronic Disease Burden Adding significant burden to healthcare system

61 Asia Based, Global Presence • Operating presence Across Asia: China (Hong Kong & Beijing1), Singapore, India, Malaysia, the Philippines, Thailand, and Vietnam Europe & Africa HQ London Global HQ Hong Kong Research Partner Oxford University Prenetics-Oxford Innovation Tech Centre for Advanced Molecular Diagnostics Suzhou, China HealthPod US FDA Approval Expected by 4Q21 / 1Q22 Note: 1. Operates through a joint venture.

Key Milestones

Corporate Events · Fundraising

2014
Corporate Events
- Founded in 2014

Fundraising
- $2.3M Series A

SXE VENTURES

2016
Corporate Events
- Launched the first genetic test

Fundraising
- $5.5M Series B

中国平安 PING AN

2017
Fundraising
- $34M Series C

PRUDENTIAL 英國保誠

Alibaba Group

2018
Corporate Events
- Acquired DNAFit

DNAFit

2019
Corporate Events
- Launched new consumer DNA test – CircleDNA

Circle

2020
Corporate Events
- Start Covid-19 testing in HK & UK
  Project Screen
- Covid-19 testing in 6 airports globally
- Strategic partnership & R&D Collaboration

UNIVERSITY OF OXFORD

Fundraising
- $17.5M Series D

Prudential · apis partners · K11 · Alibaba Group

2021
Corporate Events
- ~4M Covid-19 tests processed[1]
- HealthPod launch

Fundraising
- $26M Pre-IPO

GOBI PARTNERS

2022 onwards
Corporate Events
- ColoClear launch
- Planned Circle SnapShot launch
- Planned Circle One / F1x / Fem launch
- Planned Circle Medical launch

62

Prenetics

62 Key Milestones Corporate Events Fundraising • Founded in 2014 • ColoClear launch • Planned Circle SnapShot launch • Planned Circle One / F1x / Fem launch • Planned Circle Medical launch • Launched the first genetic test • Acquired DNAFit • Launched new consumer DNA test – CircleDNA • $17.5M Series D • Start Covid-19 testing in HK & UK • Covid-19 testing in 6 airports globally • Strategic partnership & R&D Collaboration • $2.3M Series A • $5.5M Series B • $34M Series C 2014 2016 2017 2018 2019 2022 onwards 2020 2021 • ~4M Covid-19 tests processed1 • HealthPod launch • $26M Pre-IPO Note: Logos under each fundraising round represent the lead / key investors. 1. As of June 2021.

Circle SnapShot

Digital SnapShot of Your Health

Heart Health
Diabetes Risk
Liver Function
Men's Health
Women's Health
... and many more
Total Cholesterol
2.5 mmol
0
5
Current
Historic
Your total cholesterol result is higher than it should be. Having a higher than

SnapShot
LDL
Cholesterol ratio
Triglycerides

63

Prenetics™

63 SnapShot is both an off-the-shelf and white-label solution (including API functionality) offering an E2E service. This includes fulfilling the blood test kits, delivering to the customer including returns, processing of samples and release of results. SnapShot is a user-friendly results delivery system that capitalises on market trends and consumer expectations. The device will work to analyse blood markers across health categories including, for example: … and many more Liver Function Heart Health Diabetes Risk Men’s Health Women’s Health Digital SnapShot of Your Health Circle SnapShot

Circle SnapShot

Illustrative SnapShot Tests – Planned Launching in 2022E

A **Heart Health**
Total Cholesterol
HDL
LDL
......

E **Diabetes Risk**
HbA1c
......

Buy online → Test at home → Get fast results → Free tele consultation → E-prescription and services

64

Prenetics™

64 Illustrative SnapShot Tests – Planned Launching in 2022E C Women’s Health HPV test Folic Acid Women’s Fertility Test …… D Diet & Energy Food Sensitivity Metabolism Test Thyroid Test Vitamin D and Inflammation …… E Diabetes Risk HbA1c …… A Heart Health Total Cholesterol HDL LDL …… B Men’s Health Testosterone test Liver Function General men’s health test Test at home Free tele consultation Buy online Get fast results E-prescription and services Circle SnapShot

65 Moving into Medical Genetic Testing (Circle Medical) – Launching in 2023E Single Gene Testing Rapid & Low-Cost 20 Genes BRCA1 BRCA2 APOE CYP2C19 CHEK2 FH Monogenic Panels 15+ Specialities 500+ Panels Oncology Reproductive Health Neurology Pediatrics Immunology Hematology Exome Sequencing 1,000’s of Rare Diseases Confirm the diagnosis for complex or unclear symptoms Identify or rule out the mutation that causes the symptoms Genome Sequencing Most Comprehensive 1,000’s of Rare Diseases Point Mutations Structural Variants Complex Mutations Non-Coding Mutations Disease Susceptibility Revealing the cause of genetic diseases | Targeted and symptoms-based diagnostic testing Circle Medical

Circle One / F1x / Fem

Personalized Health Products – Planned to start from 2022

Near-term Plan

$10B+[1]

Personalized Supplements

MONTHLY RECURRING REVENUE

Future Solutions

Circle F1x / Fem

- Hair loss, erectile dysfunction, etc.

$366B+[2]

66

Prenetics™

66 Personalized Health Products – Planned to start from 2022 Source: Frost & Sullivan. 1. Global market size for personalized nutrition based on projection for 2030. 2. Global target addressable market for hair loss and erectile dysfunction for 2030. Near-term Plan Future Solutions Personalized Supplements • Unique formulas to meet individual genetic variations • Supplements tailored to each individual’s unique biology $10B+1 Circle F1x / Fem • Hair loss, erectile dysfunction, etc. $366B+2 Circle One / F1x / Fem

Circle One / F1x / Fem

How It Works

120K+
Customer Data[1]
31M
Genetic Data Points[1]
Combine Customer and Genetic Data
Use Algorithm to Process the Data
Personalized Supplements
Unspoken Needs Solutions

67

Prenetics

67 How It Works 31M Genetic Data Points1 Combine Customer and Genetic Data Personalized Supplements 120K+ Customer Data1 Unspoken Needs Solutions Use Algorithm to Process the Data Circle One / F1x / Fem

68 Summary Financials Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts except by-product revenues which are based on management accounts. 2021-2025 financials based on management forecast. 2. Excludes depreciation and amortization expenses. 3. Profit sharing to New Horizon for ColoClear is also included. Financials in US$ million1 2019A 2020A 1Q20A 1Q21A 2021E 2022E 2023E 2024E 2025E Prevention 9 14 4 4 20 31 69 102 159 - Circle DNA NA NA NA NA 19 21 42 52 62 - ColoClear - NA NA NA 1 10 27 50 98 - Others NA NA NA NA ----- Diagnostics - 51 - 54 185 236 215 290 434 - Project Screen - 51 - 54 173 162 32 6 - - Circle HealthPod ---- 12 56 123 177 243 - Circle SnapShot ----- 18 35 69 135 - Circle Medical ------ 26 38 56 Personalised Care ----- 4 23 37 47 Revenue 9 65 4 57 205 272 307 429 640 Prevention2 3 5 2 1 9 16 38 57 88 Diagnostics2 - 21 (0) 21 76 100 89 109 180 Personalised Care2 ----- 2 11 19 26 Gross Profit2 3 27 2 22 85 118 137 185 295 Total Marketing Expenses2 5 6 2 2 16 41 72 80 107 Administrative Expenses2 9 14 2 6 19 27 36 48 65 Research & Development Expenses2,3 2 2 0 1 30 36 50 64 83 Adjusted EBITDA (12) 4 (2) 12 21 14 (21) (7) 39 Depreciation and Amortization 2 2 0 1 8 13 17 20 21 Adjusted EBIT (14) 2 (3) 11 13 1 (38) (26) 18 Net interest expense 0 0 0 0 (0) 0 0 0 0 Other expense / (income) 0 (0) 0 (1) ----- ESOP 4 2 1 0 12 16 18 25 37 Net Operating Profit / (Loss) (18) 1 (4) 11 1 (15) (56) (52) (19) Other Non-Operating Expense 3 5 0 7 41 ---- Profit / (Loss} before taxation (21) (4) (4) 4 (41) (15) (56) (52) (19) Income Tax / (Credit) (1) (2) (3) 2 0 ---- Net Profit / (Loss) (20) (2) (1) 2 (41) (15) (56) (52) (19)

69 Expected to be cash flow generative by 2025E due to product ramp-up 6 8 37 71 69 48 (11) 2019A 2020A 2021E 2022E 2023E 2024E 2025E Conservative Cash Management & CAPEX Planning Cash Burn Rate in US$ millions CAPEX in US$ millions 3 8 0 0 30 80 60 40 20 4 3 5 6 38 81 62 42 22 2019A 2020A 2021E 2022E 2023E 2024E 2025E PP&E Intangibles Others Total • Large increase in CapEX expected from 22-24E to budget for IP acquisition in relation to R&D technology • Expected decrease in CapEX as a percentage of revenue as new product offerings continue to mature • Cash burn rate (from operating and investing activities) averaging at US$43 million per year in 21-25E • Continuous R&D and product commercialization efforts help position company for growth and profitability in the long- term • Strong fundraising track record to support the financing of company’s business expansion plans % of Revenue 9% 19% 30% 20% 10% 3% Notes: USD/HKD FX rate of 7.78. For financial projections, please refer to the "Use of Projections" portion of the disclaimer. 1. 2019 and 2020 financials based on audited accounts. 2021-2025 financials based on management forecast. 2. Others include acquisition of subsidiary and investment in joint venture / associate as recorded on cash flow statement. 1 2 2 2 50% 2

70 Product Portfolio Summary Product Launch Date IP Ownership Developed Product In-House Distribution Exclusivity Distribution Region1 Distribution Timeline Current Consumer Base Circle DNA July 2019 Yes Yes Yes Asia, EMEA In Distribution 120k+ tests delivered since 2019 launch ColoClear 1Q 2022E Technical transfer from New Horizon Health No Yes SE Asia, HK, Taiwan, Macau Q1 2022E N/A Project Screen 2020 Yes Yes Yes HK, UK In Distribution ~4 million covid-19 molecular tests performed Circle HealthPod Q3 2021E Yes In collaboration with Oxford University Yes Asia, EMEA Q3 2021E N/A Circle SnapShot 1Q 2022E Yes Yes Yes Asia, EMEA 1Q 2022E N/A Circle Medical 1Q 2023E Yes Yes Yes Asia, EMEA 1Q 2023E N/A Circle One 2022-2023E Yes Yes Yes Asia, EMEA Q4 2022E N/A Source: Company Website, Company Filings. Notes: 1. Excludes Mainland China.

71 Risks Related to Prenetics’s Business and Industry Risks Related to Diagnostic Testing/Personal Genetics Business 1. A significant portion of Prenetics’s historical revenue were and near-term revenue will be generated from sales of its COVID-19 test kit and services, for which the demand may be substantially reduced with the production and widely administered use of an efficacious vaccine or treatment for COVID-19, and failure of Prenetics to launch other new products and expand its overall customer base would harm its business and results of operation. 2. The diagnostic testing market, particularly with respect to COVID-19 diagnostic tests, is highly competitive, and many of Prenetics’s competitors are larger, better established and have greater financial and other resources. 3. The personal genetics market is highly competitive, and many of Prenetics’s competitors are more established and have stronger marketing capabilities and greater financial resources, which presents an ongoing threat to the success of its personal genetics business. 4. Prenetics’s near-term business strategy and R&D efforts are centered around POCT / at-home infectious disease testing, at-home blood-based routine health checks, and clinical genomics for which the market is new and rapidly developing, making it difficult to evaluate the future prospects of its business. 5. Prenetics’s near-term success is highly dependent on the successful launch of Circle HealthPod and commercialization of its COVID-19 test kit in other jurisdictions, and these products may not attain market acceptance, meet customer demands or be successfully commercialized in all or any of these jurisdictions especially due to its limited operating experience in such jurisdictions, which could negatively impact its future prospects. 6. Prenetics relies on several third-party manufacturers for the manufacturing, quality-testing, assembly and shipping of its COVID-19 test kit and other products. Any variation or termination of existing arrangements may require changes to sub-manufacturing arrangements which may affect Prenetics’s ability to sell and distribute its COVID-19 test kit and other products temporarily and may adversely affected its business. 7. Clinical trials necessary to support a future test kit submission will be expensive and may require the enrollment of large numbers of subjects, and suitable subjects may be difficult to identify and recruit. Delays or failures in Prenetics’s clinical trials will prevent it from commercializing any modified or new test kits and will adversely affect its business, operating results and prospects. 8. If the third parties engaged by Prenetics to conduct clinical trials and to assist with pre-clinical development do not perform as contractually required or expected, Prenetics may not be able to obtain regulatory approval for or commercialize its products. 9. The initial use of Prenetics’s test kits requires users to follow instructions, and not adhering to instructions may lead to negative outcomes, which could harm the user experience and customer perception of Prenetics’s products. 10. If Prenetics’s test kits, devices or services do not perform as expected, its reputation, business and operating results will suffer. 11. If Prenetics is not successful in leveraging its platform to develop and commercialize additional test kits or in enhancing features and services of existing product, its ability to expand its business and achieve its strategic objectives would be impaired. Other Business Risks 1. Prenetics has incurred net losses since its inception and it anticipates that it will continue to incur losses for the foreseeable future, which could harm its future business prospects. 2. Prenetics is an early-stage company and has a limited operating history, which may make it difficult to evaluate its current business and predict its future performance. 3. Prenetics has a number of pipeline products that are currently in R&D phase, including Circle Medical, Circle SnapShot, future assays of Circle HealthPod, Circle One and F1X and Fem, and may not be successful in its efforts to development of marketable products. Any failure to develop these products or any delay in the development could adversely affect its revenues and results of operations. 4. Prenetics has a limited history introducing new products and services to its customers. The future prospects of its business may be harmed if its efforts to attract new customers and engage existing customers with enhanced products, including the anticipated launch of Circle HealthPod, a rapid POCT / at-home detection system for infectious diseases in August 2021, are unsuccessful. 5. Prenetics may not be able to achieve or maintain satisfactory pricing and margins, and its pricing strategies may not meet customers’ price expectations, which could adversely affect its revenues and results of operations. 6. Prenetics has increased and expects to further expand the size of its organization, and it may experience difficulties in managing its growth. If Prenetics is unable to manage the anticipated growth of its business, its future revenue and operating results may be harmed. 7. Prenetics’s partnership with certain celebrities and key opinion leaders and use of social media and email may adversely affect Prenetics’s reputation. 8. Prenetics relies substantially on its research collaboration with Oxford University for development and commercialization of its POCT / at-home infectious disease testing products. If Oxford University is unable to achieve projected development milestones or produce any meaningful research results, or experiences delays in doing so, Prenetics may not be able to capitalize on its investment in the collaboration projects and its business may be adversely affected. 9. Prenetics relies on a limited number of suppliers for test kit materials and for manufacturing and performing services for CircleDNA customers and may not be able to find replacements or immediately transition to alternative suppliers, which could adversely affect its ability to meet customer demand. 10. The operating results of Prenetics may fluctuate significantly, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations. 11. Prenetics’s business significantly depends upon the strength of Prenetics’s brands, including Prenetics, CircleDNA and DNAFit, and any harm to Prenetics’s brands or reputation may materially and adversely affect its business and results of operations. 12. If Prenetics cannot provide quality technical and customer and user support, it could lose customers and its business and prospectus will suffer. 13. If Prenetics is unable to successfully expand its sales and marketing to match its growth, its business may be adversely affected. 14. Prenetics is highly dependent on its senior management team and key personal, and its business and operating results could be harmed if it is unable to retain senior management and to attract and retain qualified personnel necessary for its success. 15. The sizes of the markets and forecasts of market growth for the demand of Prenetics’s products and services are based on a number of complex assumptions and estimates, and may be inaccurate.

72 Risks Related to Prenetics’s Business and Industry (Cont’d) Other Business Risks (Cont’d) 16. Prenetics may need to raise additional funds to develop its platform, commercialize new products or expand its operations, and it may be unable to raise capital when needed or on acceptable terms. 17. Prenetics plans to enter new business areas, such as clinical genomics and personalized nutrition products, where Prenetics does not have any experience or has minimal experience. Prenetics would likely face competition from entities more familiar with those businesses, and Prenetics’s efforts may not succeed. 18. Prenetics may engage in acquisitions, investments or strategic alliances in the future, which could require significant management attention and resources, and could negatively affect its business, financial condition and results of operations. 19. Prenetics may incur debt or assume contingent or other liabilities or dilute Prenetics’s shareholders in connection with acquisitions or strategic alliances. 20. The United Kingdom’s withdrawal from the European Union could have an adverse impact on Prenetics’s business. 21. If Prenetics or its third-party collaborators experience any business disruptions, Prenetics’s operations and financial condition could be seriously harmed. 22. If Prenetics or PubCo fails to implement and maintain an effective system of internal controls, PubCo may be unable to accurately report its results of operations, meet its reporting obligations or prevent fraud. 23. Any significant disruption in service on Prenetics’s website, mobile applications, or in Prenetics’s computer or logistics systems, whether due to a failure with Prenetics’s information technology systems or that of a third-party vendor, could harm Prenetics’s reputation and may result in a loss of customers. Risks Related to Government Regulation 1. Prenetics’s test kits and testing devices are subject to various regulatory guidelines and any identified deficiencies or quality issue in the components of the test kits and testing devices could result in product recalls and could harm its reputation, business and financial results. 2. Prenetics’s business collects and processes a large amount of data including personal information, and Prenetics will face legal, reputational, and financial risks if Prenetics fails to protect its customers’ data from security breaches or cyberattacks. Prenetics is also subject to various laws and regulations relating to privacy or the protection or transfer of data relating to individuals, and any change in such laws and regulations or any failure by Prenetics to comply with such laws and regulations could adversely affect Prenetics’s business. 3. Prenetics’s products and services are and will continue to be subject to extensive regulation, compliance of which could be costly and time-consuming or may cause unanticipated delays or prevent the receipt of the required approvals to offer Prenetics’s products and services. 4. Prenetics plans to expand operations to various jurisdictions in which it does not currently operate or where Prenetics has limited operating experience and where Prenetics may be subject to increased regulatory risks and local competition. If Prenetics is unsuccessful in any efforts to expand internationally, its business may be harmed. Risks Related to Intellectual Property and Legal Proceedings 1. Prenetics depends, and may depend in the future, on intellectual property licensed from third parties, such as license from New Horizon Health for development and commercialization of ColoClear, and the expiration of such intellectual property, or the failure of such third parties to maintain or protect such intellectual property, or the termination of the licenses or other agreements permitting Prenetics to use such intellectual property could result in the loss of significant rights, which would harm its business. 2. Adverse publicity about any investigation, litigation, regulatory or legal action against Prenetics or its senior management could harm its reputation and business. 3. Prenetics does not currently own any issued patents. If Prenetics is unable to obtain, maintain and protect its intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of its technology, its business could be harmed. 4. Prenetics may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that Prenetics’s employees have wrongfully used or disclosed alleged trade secrets of their former employers. 5. Prenetics may be involved in patent litigation or other intellectual property infringement claims or administrative proceedings with respect to intellectual property, which could result in substantial costs and expenses, substantial liability for damages and may disrupt its business and operations. 6. Patent terms may be inadequate to protect Prenetics’s competitive position on its products and services for an adequate amount of time. 7. Prenetics may be subject to legal proceedings and litigation, which are costly to defend and could materially harm its business and results of operations. 8. Prenetics uses certain open-source technology in its business and may use other open-source technology in its business in the future. It may face claims from open-source licensors claiming ownership of, or demanding the release of, the technology and any other intellectual property that it developed using or derived from such open-source technology. 9. Prenetics has not commissioned a formal external freedom to operate analysis with respect to its products or product candidates, and Prenetics may not be aware of issued patents that a third-party might assert are infringed by Prenetics’s current or future products, which could materially impair its ability to commercialize such products.

73 Step 1 Step 2 • New Cayman Listco and Merger Sub 1 are formed** • Merger Sub 1 merges into Artisan SPAC • Outstanding Artisan SPAC stock and warrants cancelled in exchange for New Listco stock and warrants • Transaction is intended to qualify for Artisan SPAC security holders as a§368(a)(1)(F) tax-free reorganization for U.S. federal income tax purposes *For illustrative purpose, we assume new public parent will be Cayman companies. **New Listco is formed by a non-U.S. person (e.g. Target CEO), or otherwise satisfies the business contacts test. Resultant Transaction Artisan SPAC (Cayman) Artisan Shareholders New Listco (Cayman*) Merger Listco stock, warrants Merger Sub 1 (Cayman*) Transaction Structure Reorganization Steps Listco (Cayman) Prenetics Group (Cayman) Merger Sub 2 (Cayman) Listco stock • Listco forms Cayman Merger Sub 2 • Merger Sub 2 merges into Prenetics Group, with Prenetics Group surviving • Outstanding Prenetics Group stock cancelled in exchange for Listco stock • Share exchange is intended to qualify as tax-free for U.S. federal income tax purposes under§368(a); may also qualify under§351 depending on size of Prenetics shareholders’ percentage ownership of Listco Listco (Cayman) Prenetics Group (Cayman) Artisan SPAC (Cayman) Artisan SPAC (Cayman) Artisan Shareholders Prenetics Shareholders Artisan Shareholders Prenetics Shareholders Merger

Exhibit 99.3

Sabrina Chan:

Hi, this is Sabrina Chan, head of Investor Relations at Prenetics. Welcome to the Prenetics and Artisan Acquisition Corp Investor Webcast. I would like to remind everyone that the information discussed today is entirely qualified by the disclaimers in the Investor presentation included on the Form 8K file today by Prenetics and Artisan Acquisition Corp, which may be accessed on the SEC website or at www.prenetics.com/investors. The Form 8K also includes a copy of our press release and the Investor Presentation. Artisan Acquisition Corp will also be filing a current report on Form 8-k, which will include a copy of the Business Combination Agreement and the Investor Presentation available on the SEC website.

Now, please take a moment to review the disclaimers. During this presentation we will be making certain forward looking statements, including, but not limited to, projections or estimates about future performance, industry outlook and the proposed business combination. Forward looking statements are inherently subject to risks, uncertainties and other factors, and they are not guarantees of performance.

For today's presentation, we have the senior management team at Prenetics. Danny Yeung, Cofounder and CEO of Prenetics. Stephen Lo, the CFO and Ben Cheng, CEO and director of Artisan Acquisition Corp. Management will not be taking any questions on today's call.

With that, I'll turn it over to Ben to begin the call.

Ben Cheng:

Thank you, Sabrina, and thank you to everyone for joining us today. I am Ben Cheng, the CEO of Artisan Acquisition Corp and I'm excited to be here with Danny and Stephen, who will share more about Prenetics, business and opportunity. We are a special purpose acquisition company founded by Dr. Adrian Cheng, the CEO of the Hong Kong-listed conglomerate New World Development and the founder of K11. We have been searching globally for a company with high growth prospects in the healthcare, consumer and technology sector stays well positioned for success.

We believe we have found one which is Prenetics. Prenetics is a disruptive, mission driven company. It is led by the inspiration of founder and serial entrepreneur Danny Yeung, who set his sights on transforming health care in 2014 and today has created a leading genomic and diagnostic testing company. We are delighted to collaborate with Prenetics and help make it the first Hong Kong unicorn to go public and support local entrepreneurship.

Prenetics is undoubtedly a clear fit for Artisan. We share the vision to provide easily accessible and decentralized healthcare services to the community. We are proud to support Prenetics with this important mission and help improve social welfare and the standard of living.

Prenetics is also well positioned to deliver value and synergies in Adrian’s global ecosystem. It will allow Prenetics to tap into healthcare channels and get a wide range of users across retail, hospitality, property and technology sectors which will provide significant business synergies. In addition, all existing Prenetics shareholders are rolling over to the new entity. Adrian and Danny have also agreed to have a longer lockup than typical to be 100% aligned with Prenetics’ long-term growth strategy. Together with Prenetics, we are thrilled to step into the global markets and embark on the next step of this important journey to disrupt and decentralize the healthcare market with a global opportunity of over 1.3 trillion. Over the next few minutes, I would like to give you an overview of the transaction summary.

Upon consummation of the proposed transaction, Prenetics will become a publicly listed company through its business combination with Artisan Acquisition. Corp, which is a Nasdaq-listed SPAC. The SPAC raised over US$339 million. On top. we raised US$60 million of forward purchase agreements from Aspex and PAG. In addition, we raised another US$60 million in the form of PIPE from strategic investors including Lippo, Dragonstone and Xen Capital. The transaction will value Prenetics at an enterprise value of approximately US$1.25 billion and is expected to provide up to US$459 million in cash assuming no rate redemption from Artisans Trust account.

We believe this represents a significant opportunity for upside growth and shareholder value. Given the very strong business fundamentals product pipeline and M&A acquisition opportunity available for Prenetics. With that, I would like to introduce you to the CEO and Co-founder of Prenetics, Danny Yeung.

Danny Yeung:

Thank you, Sabrina. Thank you, Ben. My name is Danny Yeung, co-founder and CEO of Prenetics. For those of you listening on this webcast, a quick background about my own story. I've always been an entrepreneur my whole life. I started out doing F&B, hospitality, furniture and most recently e-commerce. In 2010 I moved to Hong Kong, started a company called uBuyiBuy. It was subsequently acquired by Groupon in 2014. I left after building it into the largest e-commerce company in the region. The reason why I started Prenetics. I wanted to dive firmly into health care because I felt the future of health care is via prevention, diagnostics and personalized care.

The name, Prenetics, is the mix of prevention and genetics.

In terms of what our business is, this is to decentralize healthcare and bring healthcare closer to the patient. We do this via three pillars of the business via combining prevention, diagnostics and personalized care. This represents over $1.3 trillion global opportunity and we aim to achieve over US$640 million of annual revenues by 2025.

Where are we today? Today we would be considered the number one diagnostics and genetic testing company in Hong Kong and the UK.

We have close to 600 employees. We have raised over US$ 85 million from the likes of Alibaba, Prudential, Apis Partners and more. We currently operate 8 testing laboratories with 6 in airports including Hong Kong International, Heathrow and more. Today, we have processed more than 5 million total tests. This year we're well on our way to achieve over US$205 million in annual revenues.

For each of the products in our product portfolio, we also have a significant competitive IP moat, and certainly with this, as you can see, we also have been able to form a very strategic R&D collaboration with the Oxford University.

This was a result of an acquisition we made of an Oxford spin out company late last year in which we acquired a rapid diagnostics technology from Oxford University. Earlier this year, we've been able to form multi-year research agreements with both Oxford UK and Oxford Suzhou, which is the only overseas research facility outside of the Oxford UK. We do this in working very closely with our Clinical and R&D teams by Prenetics.

I've always believed that to build a very big organization, we need a strong team. I think this really sets us apart from the competition and that we've been able to build a very strong team made of scientists, product marketers and commercialization experts. As you can see with our team, we have a very diverse team led by myself, Stephen Lo, CFO, Lawrence Tzang, CSO and co-founder and Avi Lasarow, EMEA CEO, Mike, who used to be with Exact Sciences and Frank Ong, who most recently was with EverlyWell. We are also supported by key scientific advisors, Professor Cui, which is on our board, Professor Huang, Dr. Andersson and Professor Michael Yang.

In the next 15 to 20 minutes, I'll highlight our current product portfolio as well as our product pipeline.

Starting with the prevention category, this is CircleDNA. We've launched this product in late 2019. In less than two years, we have sold already over 120,000 CircleDNA test kits and we have shipped to over 30 countries globally.

What sets us apart from the competition is we utilize Whole Exome Sequencing Technology. With one single swab sample, we're able to read all of your protein-coding genes in one go, which represents 50 to 100x more datapoints over genotyping technology.

With CircleDNA, our core focus has always been about your health. With just one saliva swab, you'll be able to receive 500 plus reports across 20 categories, including family planning disease such as identifying your genetic risks for cancer, carrier screening if you are planning to have a child as well as drug response, disease risks, common health risks and lifestyle related identifications such as your diet, nutrition and sports and fitness. What we've been able to do with CircleDNA is turn a very scientific product to be able to be a lifestyle, consumer friendly product which includes a very useful app and PDF reports.

With CircleDNA, we have four SKUs ranging from our Circle Vital product, which is roughly about 200 US$ to our CircleDNA premium product, which retails for over 600 US$. The interesting thing is 70% of our consumers which purchase our product are opting for the CircleDNA premium product and our average order value online is US$504 with every individual purchasing on average one point six kits. This tells us that we have a very engaged audience and very healthy and proactive audience, which are very vested in their own health. This is where an opportunity will exist later on to help them with other new products.

As you can see with our CircleDNA marketing strategy, we've been able to sign on board very large celebrities including Gem, Van Ness Wu, Gigi Leung and some of the faces behind our product. This has certainly captivated a lot of the social media audience, which now there's significant user generated content on Instagram, Facebook, YouTube and area which has led to a cult following.

To give you an idea in terms of the CircleDNA trajectory. As mentioned in less than two years we have achieved over 120,000 test gets sold. As a comparison to 23andme, it took them more than four years. By 2025, we believe we can achieve well over 600,000 test kits being sold.

To our diagnostics business. As I mentioned earlier, we have now performed more than 5 million COVID-19 PCR laboratory tests. We operate eight laboratories, six in airports in Hong Kong International and Heathrow. That image shown is inside the Hong Kong International Airport in which we are the only testing provider inside the terminal. We've also been able to amass a very strong clientele of governments and corporates.

We've been very humbled that we have been able to have such strong clientele, including the Hong Kong government. Hong Kong government selected us as the first private laboratory to do mass community COVID-19 testing last July. We have now performed more than 3 million tests alone in Hong Kong as part of the Community Testing, Hospital Authority, Department of Health, FEHD, quarantine hotels and many more.

In the UK, we're instrumental in helping the English Premier League resume their season last year’s May, in which we provided testing across all 20 clubs and 3,000 players on a weekly basis. Today we are still the testing provider for the EPL. In the travel sector, we've been able to partner with Virgin Atlantic, Carnival Cruise Line, Heathrow Airport, London Luton Airport, Manchester Airport and Gatwick Airport and more. When it comes to entertainment and sports, the EPL, the Professional darts, the Cricket Board, SKY and many others.

We believe there is significant demand when society normalizes and there's further resumption of travel. As you can see last year there was virtually zero travel. This year already more than 50% of our business is related to travel revenues and there's further upside. For reference, pre-Covid in Hong Kong International Airport, there was roughly about 100 thousand daily arrivals today that's only 1000. With us being firmly in the airport testing laboratory we will certainly benefit from resumption of travel in the future. Given our significant work in major airports, there's significant opportunity to expand into airports and new geographies with our end-to-end solution of testing.

I just want to highlight what the different technologies available to detect Covid-19 are. Everyone knows the PCR gold standard laboratory tests. The challenge with that is it's logistically challenging and time to results can be anywhere between four to 24 hours and certainly you need to go to a laboratory, a clinic, or a hospital to perform the test. The other type of technology which is quite common nowadays is the antigen test which is very fast and portable. However, for individuals who do not have symptoms, it may not be able to be detect the actual virus. Especially now with the Delta variant, a majority of cases are actually asymptomatic. This means that there needs to be another technology which is still a molecular and diagnostic assay.

And with that it would be what we consider RT- LAMP as the go to choice. The reason being that it is rapid, it has very high sensitivity, very scalable and it can detect both symptomatic and asymptomatic individuals due to it being a molecular test. This is a game changing point of care at home PCR quality testing Technology. This is the reason why last year we acquired 100% of the IP from the Oxford University. We then rolled it out into airports globally and now we have recently launched the Circle HealthPod, which is a self-testing at home and point of care device that anyone anywhere can do.

Circle HealthPod is a game changer of a product for the entire healthcare industry. It is a rapid health monitoring detection system for all infectious diseases. Now I will play a short video here for you to help you understand the capabilities and the potential of this product.

As you saw in the video, the Circle HealthPod is basically a laboratory in your pocket. You can do it anywhere such as in any clinics, hospitals, point of care settings, airports as well as in the comfort of your own home. Individuals will be able to receive the results in approximately 20 minutes with 96% sensitivity, 99.9% specificity compared to the gold standard PCR tests. It is also a pain free interior nasal swab, which makes it easy for people to perform by themselves. We have already launched this product in Hong Kong, speaking to very big partners throughout Southeast Asia and in Europe. We will also be starting our usability and clinical studies in the US by the end of the year and we look to achieve FDA and EUA’s approval by Q1 in 2022.

With the Circle HealthPod, the only global comparable that we have seen, which also has a reusable device with single use capsules is a company in the US called Cue Health. They have also successfully commercialized the product, having signed on the US government, Henry Schein, NBA and more as their customers. Their latest private valuation was over US$ 2 billion even and they have most recently filed for US IPO.

In terms of the use case. Many different use cases including household use. Every single household should have a Health Pod because the next time you or your family have a cough, fever or sore throat, you certainly want to test yourselves for covid to protect yourself and your colleagues. Other use cases include hospitals and clinics, hotels, apartments, schools, community screen, sports & entertainment and also to highlight this is why we are so excited to partner with Adrian and his ecosystem because his ecosystem ranges across these sectors.

This slide just gives you an overview in terms of how complex it is from a manufacturing perspective. Certainly, we've been able to go through lots of R&D, lots of trial and error to get it to the state where we have recently just launched the Circle HealthPod, which includes the molecular reagent and lots of engineering feat that goes to the actual device that allows it for individuals to test at point of care and at home.

This gives you a view in terms of how employers will be able to utilize the Health Pod B2B settings in which there will be a portal to help you identify your employee status. As you can see, in terms of the Health Pod marketing strategy, we've been able to also embark on a quite extensive above the line and below the line marketing campaign starting here in Hong Kong in which we have enlisted martial art celebrity and super star Donnie Yen as the face of the product.

In the next few slides, I just want to highlight some of the imminent product launches we will be having. Our ColoClear product is the only non-invasive colon cancer screening tests approved by the NMPA. We are looking to launch this in Q1 of 2022. It has 96% sensitivity compared to the gold standard of Colonoscopy. We know the successful business model compared to Cologuard in the US.

As you can see in the US just five years ago, Exact Sciences did roughly US$ 39 million in annual revenues and last year they achieved over US$1 billion in annual revenues of the Cologuard product. Cologuard has been very successful in the U.S. We believe we can replicate that success in Hong Kong and the rest of Southeast Asia.

With the ColoClear product. We actually developed a strategic technology transfer from New Horizon Health which listed in HKEX earlier this year and now has a market capitalization of US$2.6 billion. We have the exclusive rights for Hong Kong, Macau and the rest of Southeast Asia. We have a term of five years plus additional five years. We believe this will also be a game changer to test for colon cancer via a thorough DNA test.

In terms of the sensitivity and the data related to ColoClear, it has achieved 96% sensitivity for early detection of corrector cancer as well as the ability to detect advanced adenoma. This was done through a 10,000-person trial. We are confident in terms of the value it brings over colonoscopy. For younger individuals between 35 to 50, it presents a no brainer to be able to do a simple physician order test at home rather than to do an invasive surgery such as colonoscopy.

In terms of new product launches beyond 2022. The next few slides, we'll highlight some of our upcoming products.

With Circle Snapshot. We aim to disrupt the annual health check market, but to be able to do this in the comfort of your own home. We plan to launch this in Q1 of 2022. We plan to introduce a painless blood collection device that you can perform at home. The great thing is that we know this business model works

As you can see in the US, the market leader for this type of testing at home is called EverlyWell. They have been the pioneer of at-home blood health testing. You can do lots of different tests revolving around food sensitivity, metabolism, ovarian, egg reserve, and many other tests. We believe we have the same opportunity here in this part of the world as well as in Europe and in the US at a later stage. Given the success of our CircleDNA product for consumers, we have also seen significant demand from physicians for our genetic testing products.

This is why we were launching Circle Medical in the first quarter of 2023. We have seen very strong commercialization success in the US by Invitae. We also expect similar results once we launched a product here in Asia and Europe.

Lastly, in terms of our business pills we’re moving into personalized care. We understand our consumers. With CircleDNA we have very highly engaged consumers and they want more out of their data. They want us to provide them supplements based upon their genetic deficiencies. This is where we'll be launching Circle One, Circle F1x and Circle Fem in 2022 and 2023.

With Circle One, Circle F1x and Circle Fem, we believe supplements and personalization of supplements represents a significant opportunity and we have seen that again in the US with a company called Roman Health, which is a pioneer of discrete vitamins delivered to your door. They have already achieved in less than five years a US$5 billion market valuation and expect the same path once we launch it to the market.

In terms of our way forward, we believe we have significant synergies across each of our three pillars of business from diagnostics, prevention and personalized care. We've been able to build a very strong brand name in Prenetics as well as with CircleDNA. For many of the products that we will sell you can cross-sell and upsell them lots of other very valuable health products. From the moment you are born until the moment someone passes away, we believe we have a very valuable health product that individuals will take use of and care for themselves, for their family and for their colleagues. This slide highlights why I am so excited about our future potential of the company.

Today we are 1.25 billion organization, achieving well over US$200 million and annual revenues with very limited loss in the next few years and getting to over US$ 600 million annual revenues by 2025. If we look at the peers. In terms of what Exact Sciences was five years ago, they were US$1.3 billion company and five years later they are 18 billion. Similar to Invitae, they were US$250 million and now they are USD$6 billion. Natera was also US$600 million and now US$11 billion. You can look at the staggering losses they have achieved over the last five years and compare to our cost structure. Thus, I believe we are actually in a much better position than each of these companies five years ago. This is why we remain really excited about the company as of today.

As you know that Exact Sciences and Invitae have grown significantly in the past five years and we know what they did. In the last five years, they have made 23 acquisitions in total to be where they are today, which is market leader. We are market leader in the communities that we operate and in the geographies we operate

Right now, we have 1.25 billion. After the IPO, we will have over US$400 million in our war chests for acquisitions into new geographies as well as technologies which enhance our overall portfolio of products. We believe in the next five years we can achieve similar path and similar success as Exact Sciences and Invitae.

In the next few slides, I will pass it to our CFO, Stephen Lo to provide a summary in terms of our financials.

Stephen Lo:

I'm Stephen Lo, Prenetics’ CFO. Before joining Prenetics three years ago, I was with Citigroup Investment Banking division where I completed IPOs, equity financings and mergers and acquisitions. Before investment banking, I was an auditor at Ernst & Young where I got my CPA and subsequent CFA qualification.

To begin with, I like to start by saying that we are a high growth company. If you look across the pie charts from the left to right, you can see that we grew our revenue 7x last year to US$65 million.

This year, we are forecasting a revenue of US$205 million. Our first quarter revenue this year was already US$57 million and our momentum remained strong in the second quarter. We are very confident that we can deliver our full year target of US$205 million. Our goal is that by 2025, we will achieve a revenue of US$640 million, which represents a CAGR of about 60% in the next couple of years driven by our strong product pipeline.

As you can see on the bottom half of this page, we have new product launches every year until 2024 across the three main businesses, namely prevention, diagnostics, and personalized care. These products are the ones circled with dotted lines. As you look at the top half of this page, you can see the contribution of our strong and diversified product pipeline enabling us to achieve our revenue target. For the purposes of financial forecast, we are not putting in any new launches in 2024 and 2025 because we are only including product launches that are in the later stage of the development cycle in which we are sure can be delivered. We strongly believe with the collaboration with Oxford University and our investment in R&D, we will have new product launches in 2024 and beyond. These will provide additional uplift to our revenues.

Covid-19 testing is currently an important part of our business and we are asked of views about this all the time. With new variants emerging, the latest resurgence in infection rates globally and challenges of getting the world fully vaccinated, there is a high chance that we have to live with Covid-19 for many years. In our forecast, however, we take a conservative view that only 20% of our current Covid-19 lab testing revenues will remain by 2023.

Obviously, this explains why we are developing a strong pipeline of products, in addition to searching for M&A opportunities globally. However, if travel resumes or if the COVID-19 pandemic lasts beyond 2023, these will provide additional upside, which is not currently captured in our forecast. This page gives you a more detailed view of our financial forecast. As I mentioned earlier in the first quarter of this year, our revenue was 57 million US dollars. We are on track to deliver or beat our target of $205 million on a full year basis.

The strong growth momentum is aligned with our key strategic priority, which is to grow our revenue by investing in science and building a strong moat. As you can see in our financial forecast, in the next five- years, we will continue to invest in and we will double down our investment in R&D, deepen our collaboration with the Oxford University. While at the same time investing heavily in sales and marketing so that we can grow our market shares, capture opportunities globally.

This financial forecast has been prepared on a conservative basis. We have not accounted for any M&A opportunities that may arise. As Danny explained earlier, M&A is a key focus of us. We are looking for opportunities globally and we are eyeing opportunities, especially in the United States, which has a huge opportunity.

To summarize, Prenetics has strong growth trajectory. While we share similarities with our US peers five years ago, what actually makes us very different is that we are in a much stronger financial position. There is also no one like us with our track record, diversified portfolio and already leading positions in Asia and Europe.

On this, let me pass to Danny for his closing remark.

Danny Yeung:

Thank you, Stephen. I'm highly confident of our ability to execute. Our mission is to decentralize health care. We are just getting started with today's significant milestone in terms of our merger with Adrian’s Artisan Acquisition Corp. We believe significant synergies exist that will help us grow much faster. Today, we are a US$1.25 billion dollars organization and we believe in the next five years we have an opportunity to be a US$10 billion company. Thank you for taking the time today to listen to my presentation.

We believe we are just getting started.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics, and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this communication, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of PubCo following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this communication, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this communication include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Artisan, Prenetics and PubCo as of the date of this communication. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Exhibit 99.4

Prenetics Limited

Consolidated Financial
Statements for the year ended
December 31, 2020

Please note the consolidate annual financial
statements are subject to change based on an
ongoing external audit.

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020

(Expressed in United States dollars unless otherwise indicated)

	Note	2020	2019
		$	$
Revenue	3	65,179,515	9,233,089

Direct costs		(38,834,696)	(6,517,795)

Gross profit		26,344,819	2,715,294

Other income and other net (loss)/income	4	(3,162,154)	3,117
Selling and distribution expenses		(6,492,635)	(4,769,971)
Research and development expenses		(3,025,756)	(2,809,223)
Administrative and other operating expenses		(16,853,741)	(12,991,901)

Loss from operations		(3,189,467)	(17,852,684)

Finance costs	5(a)	(59,567)	(69,390)
Share of loss of a joint venture		(1,133,321)	(2,576,842)

Loss before taxation	5	(4,382,355)	(20,498,916)

Income tax credit	6	1,937,558	677,474

Loss for the year		(2,444,797)	(19,821,442)

Attributable to:

Equity shareholders of the company		(2,420,601)	(19,768,232)
Non-controlling interests		(24,196)	(53,210)

Loss for the year		(2,444,797)	(19,821,442)
Loss per share	7
- Basic		(0.18)	(1.53)
- Diluted		(0.18)	(1.53)

The notes on pages [  ] to [  ] form part of these consolidated financial statements.

2

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated statement of profit or loss and other comprehensive income for the year ended December 31, 2020 (continued)

(Expressed in United States dollars unless otherwise indicated)

	2020	2019
	$	$
Loss for the year	(2,444,797)	(19,821,442)

Other comprehensive income for the year

Item that may be reclassified subsequently to profit or loss:
Exchange differences on translation of:
- financial statements of subsidiaries and joint venture outside Hong Kong	1,581,372	154,055

Total comprehensive income for the year	(863,425)	(19,667,387)

Attributable to:

Equity shareholders of the company	(839,229)	(19,614,177)
Non-controlling interests	(24,196)	(53,210)

Total comprehensive income for the year	(863,425)	(19,667,387)

The notes on pages [  ] to [  ] form part of these consolidated financial statements.

3

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated statement of financial position
at December 31, 2020

(Expressed in United States dollars unless otherwise indicated)

	Note	December 31, 2020	December 31, 2019	January 1, 2019
		$	$	$
Non-current assets

Property, plant and equipment	8	4,693,318	2,110,844	2,849,282
Intangible assets	9	24,095,500	6,270,277	7,068,169
Goodwill	10	3,993,007	3,854,199	3,735,282
Interest in joint venture	12	-	1,659,923	-
Deferred tax assets	6(c)	1,951,154	-	-
Other non-current assets	13	193,582	161,005	199,064

		34,926,561	14,056,248	13,851,797

Current assets

Inventories	14	4,497,577	547,854	963,540
Trade receivables	15	22,990,727	2,892,309	4,720,250
Deposits and prepayments	15	892,790	294,064	192,282
Other receivables	15	794,482	72,675	11,286
Amount due from a shareholder	20	106,179	101,997	98,920
Amount due from a joint venture	16	180,825	199,687	-
Tax recoverable		4,290	2	-
Cash and cash equivalents	17	14,489,880	11,521,505	18,781,873

		43,956,750	15,630,093	24,768,151

Current liabilities

Trade and other payables and deposit liabilities	18	22,366,436	5,659,899	1,187,577
Deferred consideration	19	1,304,588	-	-
Amounts due to shareholders	20	181,936	22,127	-
Contract liabilities	21	7,054,586	5,569,004	1,754,683
Lease liabilities	22	865,283	555,746	478,025
Convertible securities	23	15,346,113	-	-
Tax payable		1,410	96,300	140,614

		47,120,352	11,903,076	3,560,899

Net current (liabilities)/assets		(3,163,602)	3,727,017	21,207,252

Total assets less current liabilities		31,762,959	17,783,265	35,059,049

4

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated statement of financial position
at December 31, 2020 (continued)

(Expressed in United States dollars unless otherwise indicated)

	Note	December 31, 2020	December 31, 2019	January, 1 2019
		$	$	$
Non-current liabilities

Lease liabilities	22	804,574	775,227	1,232,269
Amounts due to shareholders	20	-	155,332	173,623
Deferred tax liabilities	6(c)	-	-	669,867

		804,574	930,559	2,075,759

NET ASSETS		30,958,385	16,852,706	32,983,290

CAPITAL AND RESERVES	24

Share capital		53,240,604	45,691,346	45,691,346
Reserves		(22,204,813)	(28,785,430)	(12,708,056)

Total equity attributable to equity shareholders of the company		31,035,791	16,905,916	32,983,290
Non-controlling interests		(77,406)	(53,210)	-

TOTAL EQUITY		30,958,385	16,852,706	32,983,290

Approved and authorised for issue by the board of directors on.

Yeung Danny Sheng Wu	Tzang Chi Hung, Lawrence
Director	Director

The notes on pages [ ] to [ ] form part of these consolidated financial statements.

5

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated statement of changes in equity
for the year ended December 31, 2020

(Expressed in United States dollars unless otherwise indicated)

		Attributable to equity shareholders of the company
	Note	Share capital	Translation reserve (note 24 (c)(ii))	Other reserve (note 24(c)(iii))	Capital reserve (note 24(c)(i))	Accumulated losses	Sub-total	Non-controlling interests	Total
		$	$	$	$	$	$	$	$
At January 1, 2019		45,691,346	(967,804)	-	9,229,747	(20,969,999)	32,983,290	-	32,983,290

Changes in equity for the year:

Loss for the year		-	-	-	-	(19,768,232)	(19,768,232)	(53,210)	(19,821,442)
Other comprehensive income		-	154,055	-	-	-	154,055	-	154,055
Total comprehensive income		-	154,055	-	-	(19,768,232)	(19,614,177)	(53,210)	(19,667,387)

Equity-settled share-based transactions	25	-	-	-	3,536,803	-	3,536,803	-	3,536,803

Balance at December 31, 2019 and January 1, 2020		45,691,346	(813,749)	-	12,766,550	(40,738,231)	16,905,916	(53,210)	16,852,706

Changes in equity for the year:

Loss for the year		-	-	-	-	(2,420,601)	(2,420,601)	(24,196)	(2,444,797)
Other comprehensive income		-	1,581,372	-	-	-	1,581,372	-	1,581,372
Total comprehensive income		-	1,581,372	-	-	(2,420,601)	(839,229)	(24,196)	(863,425)

Equity-settled share-based transactions	25	-	-	-	2,098,381	-	2,098,381	-	2,098,381
Issuance of exchange loan notes	30	-	-	12,870,723	-	-	12,870,723	-	12,870,723
Shares issued upon conversion of exchange loan notes	30	7,549,258	-	(7,549,258)	-	-	-	-	-

Balance at December 31, 2020		53,240,604	767,623	5,321,465	14,864,931	(43,158,832)	31,035,791	(77,406)	30,958,385

The notes on pages [ ] to [ ] form part of these consolidated financial statements.

6

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated cash flow statement
for the year ended December 31, 2020

(Expressed in United States dollars unless otherwise indicated)

	Note	2020	2019
		$	$
Operating activities

Loss before taxation		(4,382,355)	(20,498,916)

Adjustments for:
Interest income	4	(8,043)	(15,506)
Depreciation	5(c)	1,292,472	1,124,072
Amortisation of intangible assets	5(c)	1,133,564	1,110,516
Finance costs	5(a)	59,567	69,390
Fair value loss on convertible securities	4	2,846,750	-
Net exchange losses	4	280,360	52,534
Impairment loss on interest in joint venture	4	570,704	-
Loss on disposal of property, plant and equipment		1,646	-
Share of loss of a joint venture		1,133,321	2,576,842
Equity-settled share-based payment expenses		2,098,381	3,536,803

		5,026,367	(12,044,265)
Changes in working capital:
(Increase)/decrease in inventories		(3,949,723)	415,686
(Increase)/decrease in trade receivables		(20,098,418)	1,827,941
Increase in deposits and prepayments and other receivables		(1,320,533)	(163,171)
Decrease/(increase) in amount due from a joint venture		18,862	(199,687)
(Increase)/decrease in other non-current assets		(32,577)	38,059
Increase in trade and other payables and deposit liability		16,706,537	4,472,322
Increase in contract liabilities		1,485,582	3,814,321

Cash used in operations		(2,163,903)	(1,838,794)

Income tax paid		(118,849)	(44,316)

Net cash used in operating activities		(2,282,752)	(1,883,110)

7

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Consolidated cash flow statement
for the year ended December 31, 2020 (continued)

(Expressed in United States dollars unless otherwise indicated)

	Note	2020	2019
		$	$
Investing activities

Payment for purchase of property, plant and equipment		(2,862,902)	(259,178)
Proceeds from disposal of property, plant and equipment		10,890	-
Payment for purchase of intangible assets		(197,159)	(114,680)
Payment for acquisition of a subsidiary, net of cash acquired	17(d)	(2,929,533)	-
Increase in amount due from a shareholder		(4,182)	(3,077)
Investment in joint ventures		-	(4,236,765)
Proceeds from partial disposal of a subsidiary without loss of control		-	1
Interest received		8,043	15,506

Net cash used in investing activities		(5,974,843)	(4,598,193)

Financing activities

Capital element of lease rentals paid	17(b)	(610,926)	(503,585)
Interest element of lease rentals paid	17(b)	(49,400)	(64,107)
Interest paid		(654)	(5,283)
Proceeds from issuance of convertible securities	17(b)	12,499,363	-
Increase in amounts due to shareholders		4,477	3,836

Net cash generated from/(used in) financing activities		11,842,860	(569,139)

Net increase/(decrease) in cash and cash equivalents		3,585,265	(7,050,442)

Cash and cash equivalents at the beginning of the year		11,521,505	18,781,873

Effect of foreign exchange rate changes		(616,890)	(209,926)

Cash and cash equivalents at the end of the year		14,489,880	11,521,505

The notes on pages [ ] to [ ] form part of these consolidated financial statements.

8

  Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

Notes to the consolidated financial statements

(Expressed in United States dollars unless otherwise indicated)

1	Significant accounting policies

(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”) issued by the International Accounting Standards Board (“IASB”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the IASB. These financial statements also comply with the applicable requirements of the Hong Kong Companies Ordinance. Significant accounting policies adopted by the group are disclosed below.

In previous periods these financial statements were prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”), which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accounting principles generally accepted in Hong Kong. Although IFRSs have been fully converged with IFRSs in all material respects since January 1, 2005, these financial statements are the first issued financial statements in which the group makes an explicit and unreserved statement of compliance with IFRSs. Therefore, in preparing these financial statements management has given due consideration to the requirements of IFRS 1, First time Adoption of International Financial Reporting Standards. For this purpose the date of the group’s transition to IFRSs was determined to be January 1, 2019, being the beginning of the earliest period for which the group presents full comparative information in these financial statements.

With due regard to the group’s accounting policies in previous periods and the requirements of IFRS 1, management has concluded that no adjustments were required to the amounts reported under HKFRSs as at the date of transition to IFRSs or in respect of the year ended December 31, 2020.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the group. Note 1(c) provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the group for the current and prior accounting periods reflected in these financial statements.

9

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(b)	Basis of preparation of the consolidated financial statements

The consolidated financial statements for the year ended December 31, 2020 comprise the company and its subsidiaries (together referred to as “the group”) and the group’s interest in a joint venture.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis, except that the following liabilities are stated at their fair value as explained in the accounting policies set out below:

-	convertible securities (see note 1(v)); and

-	derivative financial instruments (see note 1(x)).

As at December 31, 2020, the group’s current liability exceeded its current asset by $3,163,602. In February 2021, the company raised $5,000,000 by issuing convertible securities. All convertible securities of the company were converted in Series D Preferred Shares of Prenetics Group Limited on June 16, 2021 as disclosed in note 31 to the consolidated financial statements.

Management and the directors are of the view that the group has and will continue to have sufficient financial resources to meet its liabilities as and when they fall due and to enable the group to continue operations for the foreseeable future. Consequently, the directors have prepared the consolidated financial statements on a going concern basis.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the consolidated financial statements and major sources of estimation uncertainty are discussed in note 27.

10

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(c)	Early adoption of amended standards

The following amendments to IFRSs have been early adopted and applied consistently throughout the periods presented:

•	Amendments to IFRS 3, Definition of a Business

•	Amendment to IFRS 16, Covid-19-Related Rent Concessions

The amendment to IFRS 16 does not have any material impact to the group’s consolidated financial statements. As for the amendments to IFRS 3, the group has elected to apply the concentration test to an acquisition during the year (see note 1(f)).

(d)	Subsidiaries and non-controlling interests

Subsidiaries are entities controlled by the group. The group controls an entity when it is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. When assessing whether the group has power, only substantive rights (held by the group and other parties) are considered.

11

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases. Intra-group balances, transactions and cash flows and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Non-controlling interests represent the equity in a subsidiary not attributable directly or indirectly to the company, and in respect of which the group has not agreed any additional terms with the holders of those interests which would result in the group as a whole having a contractual obligation in respect of those interests that meets the definition of a financial liability. For each business combination, the group can elect to measure any non-controlling interests either at fair value or at the non-controlling interests’ proportionate share of the subsidiary’s net identifiable assets.

Non-controlling interests are presented in the consolidated statement of financial position within equity, separately from equity attributable to the equity shareholders of the company. Non-controlling interests in the results of the group are presented on the face of the consolidated statement of profit or loss and the consolidated statement of profit or loss and other comprehensive income as an allocation of the total profit or loss and total comprehensive income for the year between non-controlling interests and the equity shareholders of the company.

Changes in the group’s interests in a subsidiary that do not result in a loss of control are accounted for as equity transactions, whereby adjustments are made to the amounts of controlling and non-controlling interests within consolidated equity to reflect the change in relative interests, but no adjustments are made to goodwill and no gain or loss is recognised.

When the group loses control of a subsidiary, it is accounted for as a disposal of the entire interest in that subsidiary, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former subsidiary at the date when control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset or, when appropriate, the cost on initial recognition of an investment in an associate or a joint venture (see note 1(e)).

In the company’s statement of financial position, investments in subsidiaries are stated at cost less impairment losses (see note 1(t)(ii)), unless the investment is classified as held for sale (or included in a disposal group that is classified as held for sale).

(e)	Joint ventures

A joint venture is an arrangement whereby the group or company and other parties contractually agree to share control of the arrangement, and have rights to the net assets of the arrangement.

12

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

An investment in a joint venture is accounted for in the consolidated financial statements under the equity method, unless it is classified as held for sale (or included in a disposal group that is classified as held for sale). Under the equity method, the investment is initially recorded at cost, adjusted for any excess of the group’s share of the acquisition-date fair values of the investee’s identifiable net assets over the cost of the investment (if any). The cost of the investment includes purchase price, other costs directly attributable to the acquisition of the investment, and any direct investment into the joint venture that forms part of the group’s equity investment. Thereafter, the investment is adjusted for the post acquisition change in the group’s share of the investee’s net assets and any impairment loss relating to the investment (see note 1(t)(ii)). At each reporting date, the group assess whether there is any objective evidence that the investment is impaired. Any acquisition-date excess over cost, the group’s share of the post-acquisition, post-tax results of the investees and any impairment losses for the year are recognised in the consolidated statement of profit or loss, whereas the group’s share of the post-acquisition post-tax items of the investees’ other comprehensive income is recognised in the consolidated statement of profit or loss and other comprehensive income.

When the group’s share of losses exceeds its interest in the joint venture, the group’s interest is reduced to nil and recognition of further losses is discontinued except to the extent that the group has incurred legal or constructive obligations or made payments on behalf of the investee. For this purpose, the group’s interest is the carrying amount of the investment under the equity method together with the group’s long-term interests that in substance form part of the group’s net investment in the joint venture.

Unrealised profits and losses resulting from transactions between the group and its joint venture are eliminated to the extent of the group’s interest in the investee, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

In all other cases, when the group ceases to have joint control over a joint venture, it is accounted for as a disposal of the entire interest in that investee, with a resulting gain or loss being recognised in profit or loss. Any interest retained in that former investee at the date when joint control is lost is recognised at fair value and this amount is regarded as the fair value on initial recognition of a financial asset.

In the company’s statement of financial position, investments in joint venture are stated at cost less impairment losses (see note 1(t)(ii)), unless classified as held for sale (or included in a disposal group that is classified as held for sale).

(f)	Assets acquisition

Groups of assets acquired and liabilities assumed are assessed to determine if they are business or asset acquisitions. On an acquisition-by-acquisition basis, the group chooses to apply a simplified assessment of whether an acquired set of activities and assets is an asset rather than business acquisition, when substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.

13

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

When a group of assets acquired and liabilities assumed do not constitute a business, the overall acquisition cost is allocated to the individual identifiable assets and liabilities based on their relative fair values at the date of acquisition. An exception is when the sum of the individual fair values of the identifiable assets and liabilities differs from the overall acquisition cost. In such case, any identifiable assets and liabilities that are initially measured at an amount other than cost in accordance with the group’s policies are measured accordingly, and the residual acquisition cost is allocated to the remaining identifiable assets and liabilities based on their relative fair values at the date of acquisition.

(g)	Property, plant and equipment

Property, plant and equipment, including right-of-use assets arising from leases of underlying property, plant and equipment (see note 1(i)), are stated at cost less accumulated depreciation and impairment losses (see note 1(t)(ii)). Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

-	Properties leased for own use	Over the unexpired lease period

-	Office equipment leased for own use	Over the unexpired lease period

-	Leasehold improvements	Shorter of 4 years, or over the unexpired lease period

-	Fixtures and furniture	5 years

-	Office and lab equipment	3 - 5 years

-	Computer equipment	3 years

-	Motor vehicles	3 years

Both the useful life of an asset and its residual value, if any, are reviewed annually.

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised in profit or loss on the date of retirement or disposal.

(h)	Intangible assets (other than goodwill)

Expenditure on research activities is recognised as an expense in the period in which it is incurred. Expenditure on development activities is capitalised if the product or process is technically and commercially feasible and the group has sufficient resources and the intention to complete development. The expenditure capitalised includes the costs of materials, direct labour and an appropriate proportion of overheads. Capitalised development costs are stated at cost less accumulated amortisation and impairment losses (see note 1(t)(ii)). Other development expenditure is recognised as an expense in the period in which it is incurred.

14

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

Other intangible assets that are acquired by the group are stated at cost less accumulated amortisation (where the estimated useful life is finite) and impairment losses (see note 1(t)(ii)). Expenditure on internally generated goodwill and brands is recognised as an expense in the period in which its incurred.

Amortisation of intangible assets with finite useful lives is charged to profit or loss on a straight-line basis over the assets’ estimated useful lives. The following intangible assets with finite useful lives are amortised from the date they are available for use and their estimated useful lives are as follows:

-	Website and mobile apps	2 years

-	Trademark and technology	10 - 20 years

-	Products development cost	3 years

Both the period and method of amortisation are reviewed annually.

Intangible assets are not amortised while their useful lives are assessed to be indefinite. Any conclusion that the useful life of an intangible asset is indefinite is reviewed annually to determine whether events and circumstances continue to support the indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for prospectively from the date of change and in accordance with the policy for amortisation of intangible assets with finite lives as set out above.

(i)	Leased assets

At inception of a contract, the group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is conveyed where the customer has both the right to direct the use of the identified asset and to obtain substantially all of the economic benefits from that use.

As a lessee, where the contract contains lease component(s), the group has elected not to separate non-lease components and accounts for each lease component and any associated non-lease components as a single lease component for all leases.

At the lease commencement date, the group recognises a right-of-use asset and a lease liability, except for short-term leases that have a lease term of 12 months or less and leases of low-value assets. When the group enters into a lease in respect of a low-value asset, the group decides whether to capitalise the lease on a lease-by-lease basis. The lease payments associated with those leases which are not capitalised are recognised as an expense on a systematic basis over the lease term.

Where the lease is capitalised, the lease liability is initially recognised at the present value of the lease payments payable over the lease term, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, using a relevant incremental borrowing rate. After initial recognition, the lease liability is measured at amortised cost and interest expense is calculated using the effective interest method. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability and hence are charged to profit or loss in the accounting period in which they are incurred.

15

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

The right-of-use asset recognised when a lease is capitalised is initially measured at cost, which comprises the initial amount of the lease liability plus any lease payments made at or before the commencement date, and any initial direct costs incurred. Where applicable, the cost of the right-of-use assets also includes an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, discounted to their present value, less any lease incentives received. The right-of-use asset is subsequently stated at cost less accumulated depreciation and impairment losses (see notes 1(g) and 1(t)(ii)).

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, or there is a change in the group’s estimate of the amount expected to be payable under a residual value guarantee, or there is a change arising from the reassessment of whether the group will be reasonably certain to exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

In the consolidated statement of financial position, the current portion of long-term lease liabilities is determined as the present value of contractual payments that are due to be settled within twelve months after the reporting period.

(j)	Inventories

Inventories representing consumables, reagent, kits materials and finished goods are carried at the lower of cost and net realisable value.

Cost is calculated on the first-in-first-out basis and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised.

The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(k)	Trade and other receivables (including amount due from joint venture and amount due from a shareholder)

A receivable is recognised when the group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If the revenue has been recognised before the group has an unconditional right to receive consideration, the amount is presented as a contract asset.

16

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

Receivables are stated at amortised cost using the effective interest method less allowance for credit loss (see note 1(t)(i)).

(l)	Trade and other payables, deposit liabilities and contract liabilities

(i)	Trade and other payables

Trade and other payables are initially recognised at fair value and subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(ii)	Deposit liabilities

Deposit liabilities are initially recognised at fair value when the customer pays consideration which is refundable until after 5 to 30 days from the date of delivery has passed, in which case they are subsequently recognised as contract liabilities.

(iii)	Contract liabilities

A contract liability is recognised when the customer pays consideration before the group recognises the related revenue, and that consideration becomes non-refundable (see note 1(s)). A contract liability would also be recognised if the group has an unconditional right to receive non-refundable consideration before the group recognises the related revenue. In such cases, a corresponding receivable would also be recognised (see note 1(k)).

(m)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Cash and cash equivalents are assessed for expected credit loss in accordance with the policy set out in note 1(t)(i).

17

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(n)	Employee benefits

(i)	Short-term employee benefits and contributions to defined contribution retirement plans

Salaries, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii)	Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes Model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest. During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognised in prior years is charged/credited to the profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the company’s shares. The equity amount is recognised in the capital reserve until either the option is exercised (when it is included in the amount recognised in share capital for the shares issued) or the option expires (when it is released directly to retained profits).

18

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(o)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in profit or loss except to the extent that they relate to items recognised in other comprehensive income or directly in equity, in which case the relevant amounts of tax are recognised in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

20

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the company or the group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

-	in the case of current tax assets and liabilities, the company or the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or

-	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

-	the same taxable entity; or

-	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

21

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(p)	Provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the group or the company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

(q)	Revenue and other income

Income is classified by the group as revenue when it arises from the sale of goods or the provision of services in the ordinary course of the group business.

Revenue is measured based on the consideration specified in a contract with a customer in exchange for transferring goods or services to a customer, excluding amounts collected on behalf of third parties. The group recognises revenue when (or as) it transfers control over a product or service to customer. An asset is transferred when (or as) the customer obtains control of the asset.

The group transfers control of a good or service at a point in time unless one of the following overtime criteria is met:

(a)	the customer simultaneously receives and consumes the benefits provided as the group performs;

(b)	the group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or

(c)	the group’s performance does not create an asset with an alternative use and the group has an enforceable right to payment for performance completed to date.

(i)	Rendering of services

The group provides i) preventive services which are genetic testing services to individuals and corporates for their employees and customers; and ii) diagnostic services which are primarily COVID-19 testing for individuals, corporates for their employees or customers and governments for community testing.

22

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

Provision of genetic testing and diagnostic health testing services require individuals to provide specimen samples to the group before it can proceed with the necessary laboratory procedures. Sales contracts relating to testing kits sold directly to individuals normally require specimen samples to be sent back to the group within 3 or 6 months (the “sample return period”) from the date of purchase depending on the jurisdictions in which the kits are purchased by customers. If these customers do not return their specimen samples within the sample return period, the group has no further obligation to provide the service. Sales contracts relating to kits sold to corporates normally do not include specified sample return periods.

The group collects consideration for both types of services upfront, and such consideration received usually becomes non-refundable after 5 to 30 days from the date of delivery of the kits to the individuals or corporates, or the date of purchase, and is initially recognised as deposit liabilities (see note 1(l)(ii)) and subsequently recognised as contract liabilities when the consideration becomes non-refundable (see note 1(l)(iii)).

The group determines that the sales contracts do not have a significant financing component when the upfront consideration becomes non-refundable as customers have discretion to decide when the tests are performed during the contract term.

For certain non-refundable sale contracts, the group does not have sufficient and relevant historical experience to form a reasonable expectation about the amount of breakage revenue the group would be entitled. This would be the case for certain preventive testing kits sold to corporates that would ultimately be passed on to end users at the corporates’ discretion, where there is no stated sample return period and the group has no visibility as to whether and when the kits are distributed to end users. This would also be the case for certain diagnostic testing kits sold to individuals with respect to COVID-19. For these sale contracts, revenue is recognised at the earlier point in time of i) the relevant services are rendered and the testing results are issued; or ii) when the likelihood of end users returning their specimen samples becomes remote.

Otherwise, the group generally has sufficient and relevant historical experience for other sales contracts such that the group expects to be entitled to a breakage amount in relation to non-refundable and unexercised rights. For these sales contracts, the group estimates and recognises the expected breakage amount as revenue in proportion to the pattern of rights exercised by customers on a portfolio basis to the extent that it is considered highly probable that a significant reversal will not occur in the future.

(ii)	Interest income

Interest income is recognised as it accrues using the effective interest method.

23

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(iii)	Government subsidies

Government subsidies are recognised in the consolidated statement of financial position initially when there is reasonable assurance that they will be received and that the group will comply with the conditions attaching to them. Grants that compensate the group for expenses incurred are recognised as income in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognised in profit or loss over the useful life of the asset by way of reduced depreciation expense.

(r)	Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the end of the reporting period. Exchange gains and losses are recognised in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates. The transaction date is the date on which the group initially recognises such non-monetary assets or liabilities. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated using the foreign exchange rates ruling at the dates the fair value was measured.

The results of foreign operations are translated into United States dollars at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Statement of financial position items, including goodwill arising on consolidation of foreign operations are translated into United States dollars at the closing foreign exchange rates ruling at the end of the reporting period. The resulting exchange differences are recognised in other comprehensive income and accumulated separately in equity in translation reserve.

On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognised.

(s)	Preference share

Preference share is classified as equity if it is non-redeemable, or redeemable only at the company’s option, and any dividends are discretionary. Dividends on preference share capital classified as equity are recognised as distribution within equity.

Preference share is classified as a liability if it is redeemable on a specific date or at the option of the shareholders, or if dividend payments are not discretionary. The liability is recognised in accordance with the group’s policy for interest-bearing borrowings and accordingly dividends thereon are recognised on an accrual basis in profit or loss as part of finance costs.

24

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(t)	Credit losses and impairment of assets

(i)	Credit losses from financial instruments

The group recognises a loss allowance for ECLs on the financial assets measured at amortised cost (including cash and cash equivalents, trade and other receivables and amount due from joint venture).

Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all expected cash shortfalls (i.e. the difference between the cash flows due to the group in accordance with the contract and the cash flows that the group expects to receive).

The expected cash shortfalls are discounted using the following discount rates where the effect of discounting is material:

-	fixed-rate financial assets and trade and other receivables: effective interest rate determined at initial recognition or an approximation thereof;

The maximum period considered when estimating ECLs is the maximum contractual period over which the group is exposed to credit risk.

In measuring ECLs, the group takes into account reasonable and supportable information that is available without undue cost or effort. This includes information about past events, current conditions and forecasts of future economic conditions.

ECLs are measured on either of the following bases:

-	12-month ECLs: these are losses that are expected to result from possible default events within the 12 months after the reporting date; and

-	lifetime ECLs: these are losses that are expected to result from all possible default events over the expected lives of the items to which the ECL model applies.

Loss allowances for trade receivables are always measured at an amount equal to lifetime ECLs. ECLs on these financial assets are estimated using a provision matrix based on the group’s historical credit loss experience, adjusted for factors that are specific to the debtors and an assessment of both the current and forecast general economic conditions at the reporting date.

For all other financial instruments, the group recognises a loss allowance equal to 12-month ECLs unless there has been a significant increase in credit risk of the financial instrument since initial recognition, in which case the loss allowance is measured at an amount equal to lifetime ECLs.

25

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

Significant increases in credit risk

In assessing whether the credit risk of a financial instrument has increased significantly since initial recognition, the group compares the risk of default occurring on the financial instrument assessed at the reporting date with that assessed at the date of initial recognition. In making this reassessment, the group considers that a default event occurs when (i) the borrower is unlikely to pay its credit obligations to the group in full, without recourse by the group to actions such as realising security (if any is held); or (ii) the financial asset is 90 days past due. The group considers both quantitative and qualitative information that is reasonable and supportable, including historical experience and forward-looking information that is available without undue cost or effort.

In particular, the following information is taken into account when assessing whether credit risk has increased significantly since initial recognition:

-	failure to make payments of principal or interest on their contractually due dates;

-	an actual or expected significant deterioration in a financial instrument’s external or internal credit rating (if available);

-	an actual or expected significant deterioration in the operating results of the debtor; and

-	existing or forecast changes in the technological, market, economic or legal environment that have a significant adverse effect on the debtor’s ability to meet its obligation to the group.

Depending on the nature of the financial instruments, the assessment of a significant increase in credit risk is performed on either an individual basis or a collective basis. When the assessment is performed on a collective basis, the financial instruments are grouped based on shared credit risk characteristics, such as past due status and credit risk ratings.

ECLs are remeasured at each reporting date to reflect changes in the financial instrument’s credit risk since initial recognition. Any change in the ECL amount is recognised as an impairment gain or loss in profit or loss. The group recognises an impairment gain or loss for all financial instruments with a corresponding adjustment to their carrying amount through a loss allowance account.

Basis of calculation of interest income

Interest income recognised in accordance with note 1(q)(ii) is calculated based on the gross carrying amount of the financial asset unless the financial asset is credit-impaired, in which case interest income is calculated based on the amortised cost (i.e. the gross carrying amount less loss allowance) of the financial asset.

At each reporting date, the group assesses whether a financial asset is credit-impaired. A financial asset is credit-impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

26

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

Evidence that a financial asset is credit-impaired includes the following observable events:

-	significant financial difficulties of the debtor;

-	a breach of contract, such as a default or delinquency in interest or principal payments;

-	it becoming probable that the borrower will enter into bankruptcy or other financial reorganisation;

-	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor; or

-	the disappearance of an active market for a security because of financial difficulties of the issuer.

Write-off policy

The gross carrying amount of a financial asset is written off (either partially or in full) to the extent that there is no realistic prospect of recovery. This is generally the case when the group determines that the debtor does not have assets or sources of income that could generate sufficient cash flows to repay the amounts subject to the write-off.

Subsequent recoveries of an asset that was previously written off are recognised as a reversal of impairment in profit or loss in the period in which the recovery occurs.

(ii)	Impairment of other non-current assets

Internal and external sources of information are reviewed at the end of each reporting period to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:

-	property, plant and equipment;

-	intangible assets;

-	goodwill; and

-	investments in subsidiaries and joint ventures in the company’s statement of financial position.

If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, intangible assets that are not yet available for use and intangible assets that have indefinite useful lives, the recoverable amount is estimated annually whether or not there is any indication of impairment.

27

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

-	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

-	Recognition of impairment losses

An impairment loss is recognised in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs of disposal (if measurable) or value in use (if determinable).

-	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

(u)	Goodwill

Goodwill represents excess of

(i)	the aggregate of the fair value of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the group’s previously held equity interest the acquiree; over

(ii)	the net fair value of the acquiree’s identifiable assets and liabilities measured as at the acquisition date.

When (ii) is greater than (i), then this excess is recognised immediately in profit or loss as a gain on a bargain purchase.

Goodwill is stated at cost less accumulated impairment losses. Goodwill arising on a business combination is allocated to each cash-generating units, or groups of cash-generating units, that is expected to benefit from the synergies of the combination and is tested annually for impairment (see note 1(t)(ii)).

28

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

On disposal of a cash generating unit during the year, any attributable amount of purchased goodwill is included in the calculation of the profit or loss on disposal.

(v)	Convertible securities

(i)	Convertible securities that are classified as equity instrument

Convertible securities are classified as an equity instrument when the following conditions are met:

(a)	The securities include no contractual obligation (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavourable to the group; and

(b)	If the securities will or may be settled in the group’s own equity instruments, it is: (i) a non-derivative that includes no contractual obligation for the group to deliver a variable number of its own equity instruments; or (ii) a derivative that will be settled only by the issuer exchanging a fixed amount of cash or another financial asset for a fixed number of its own equity instruments.

In such case, at initial recognition, the securities are measured at transaction price and are credited to other reserve in the consolidated statement of changes in equity. Transaction costs that relate to the issue of securities are recognised as a deduction in equity.

If the securities are redeemed, the consideration paid is recognised directly in equity, and no gain or loss will be recognised in profit or loss.

(ii)	Other convertible securities

Convertible securities issued by the group contain embedded derivatives that should be separately accounted for but cannot be measured separately.  At initial recognition, the convertible securities are measured at fair value.  At the end of each reporting period, the fair value is remeasured and the gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

If the securities are converted, the shares issued are measured at fair value and any difference between the fair value of shares issued and the fair value of the convertible securities is recognised in profit or loss.  If the securities are redeemed, any difference between the amount paid and the fair value of the convertible securities is recognised in profit or loss.

The group derecognises financial liabilities when, and only when, the group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognised and the consideration paid and payable is recognised in profit or loss.

29

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(w)	Related parties

(a)	A person, or a close member of that person’s family, is related to the group if that person:

(i)	has control or joint control over the group;

(ii)	has significant influence over the group; or

(iii)	is a member of the key management personnel of the group or the group’s parent.

(b)	An entity is related to the group if any of the following conditions applies:

(i)	The entity and the group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the company or an entity related to the group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a)(i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

(viii)	The entity, or any member of a group of which it is a part, provides key management personnel services to the group or to the group’s parent.

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

30

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

1	Significant accounting policies (continued)

(x)	Derivative financial instruments

Derivative financial instruments are recognised at fair value. At the end of each reporting period the fair value is remeasured. The gain or loss on remeasurement to fair value is recognised immediately in profit or loss, except where the derivatives qualify for cash flow hedge accounting or hedges of net investment in a foreign operation, in which case recognition of any resultant gain or loss depends on the nature of the item being hedged.

For hybrid instrument contains an embedded derivative, if the main contract belongs to financial assets, the hybrid instrument as a whole shall apply to the regulations of financial assets. If the main contract does not belong to financial assets, and the mixed instrument is not measured at fair value through profit and loss, the economic characteristics and risks of the embedded derivative and the main contract are not closely related, and under the same conditions with embedded derivative cannot be separately measured at the date of acquisition or the date subsequent to the financial reporting date, then the hybrid instrument is accounted for as financial assets or financial liabilities at fair value through profit or loss.

(y)	Segment reporting

Operating segments, and the amounts of each segment item reported in the consolidated financial statements, are identified from the financial information provided regularly to the group’s most senior executive management for the purposes of allocating resources to, and assessing the performance of, the group’s various lines of business and geographical locations.

Individually material operating segments are not aggregated for financial reporting purposes unless the segments have similar economic characteristics and are similar in respect of the nature of products and services, the nature of production processes, the type or class of customers, the methods used to distribute the products or provide the services, and the nature of the regulatory environment. Operating segments which are not individually material may be aggregated if they share a majority of these criteria.

31

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

2	Segment information

The group manages its businesses by divisions, which are organised by a mixture of both business lines (products and services) and geographical locations. The group has identified the following two reportable segments in a manner consistent with the way in which information is reported internally to the group’s chief operating decision maker (“CODM”) for the purposes of resource allocation and performance assessment.

The group's operating and reportable segments are as follows:

1.	Prevention being the design and sale of genetics testing and stool-based DNA tests for early colorectal cancer screening

2.	Diagnostic being the sale of COVID-19 testing services which was established in 2020

Information regarding the results of each reportable segment is included below. Performance is measured based on segment gross profit, as included in the internal management reports that are reviewed by the CODM. The CODM does not evaluate operating segments using asset information.

	Prevention	Diagnostics	Unallocated	Total
	$	$	$	$
2020

Revenue	14,264,972	50,914,543	-	65,179,515
Gross profit	[6,001,451]	[21,124,809]	[(781,441)]	26,344,819

2019

Revenue	9,233,089	-	-	9,233,089
Gross profit	[3,381,166]	-	[(665,872)]	2,715,294

32

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

2	Segment information (continued)

The following table presents a summary of revenue by region based on the location of domiciliation and the amounts of non-current assets based on the location of the asset. The group geographically categorises a sale based on the region in which the entity is domiciled in.

Revenue by regions were as follows:

	2020	2019
	$	$
Hong Kong	35,411,518	4,155,830
United Kingdom	29,767,997	5,077,259

Total revenue	65,179,515	9,233,089

Non-current assets (excluding interest in joint venture and deferred tax assets) by regions were as follows:

	2020	2019
	$	$
Hong Kong	3,419,570	2,219,826
United Kingdom	29,510,377	10,115,781
Rest of the world	45,460	60,718

Total non-current assets	32,975,407	12,396,325

33

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

3	Revenue

The principal activities of the group are provision of preventive and diagnostic health testing.

Revenue represents the sales value of services rendered for customers in accordance with IFRS 15, Revenue from contracts with customers, which is recognised at point in time.

Revenue expected to be recognised in the future arising from contracts with customers in existence at the report date

As at December 31, 2020, the amount of service fee income allocated to the remaining performance obligations under the group’s existing contracts is $7,054,586 (2019: $5,569,004). The group will recognise the expected revenue in the future when the customers return the specimen samples, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

4	Other income and other net (loss)/income

	2020	2019
	$	$
Government subsidies (note)	513,860	-
Bank interest income	8,043	15,506
Net exchange losses	(280,360)	(52,534)
Fair value loss on convertible securities (note 23)	(2,846,750)	-
Provision for impairment of interest in joint venture (note 12(b))	(570,704)	-
Sundry income	13,757	40,145

	(3,162,154)	3,117

34

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

4	Other income and other net (loss)/income (continued)

Note:	During the year ended December 31, 2020, the group has recognised various subsidies granted by the governments in different jurisdictions, including:

(i)	funding support of $470,165 from the Employment Support Scheme (“ESS”) under the Anti-epidemic Fund set up by The Government of Hong Kong Special Administrative Region. The purpose of the funding is to provide financial support to enterprises to retain their employees who would otherwise be made redundant. Under the terms of the grant, the group is required not to make redundancies during the subsidy period and to spend all the funding on paying wages to the employees; and

(ii)	funding support of $43,695 from the Jobs Support Scheme (“JSS”) as one of the 2019 novel coronavirus (“COVID-19”) resilience package granted by the Singapore government. The purpose of the funding is to provide wage support to employers in retaining their local employees (Singapore Citizens and Permanent Residents) during this period of economic uncertainty. Under the terms of the grant, the Singapore government co-funds a proportion of the gross monthly wages paid to each local employee. All active employers, except for government organisations (local and foreign) and representative offices, are eligible for the JSS.

5	Loss before taxation

Loss before taxation is arrived at after charging:

2020	2019
$	$

(a)	Finance costs

Interest expenses on lease liabilities	49,400	64,107
Imputed interest on deferred consideration	9,513	-
Other interest expenses	654	5,283

	59,567	69,390

(b)	Staff costs

Salaries, wages and other benefits	16,019,896	7,121,390
Contributions to defined contribution retirement plan	219,440	192,241
Equity-settled share-based payment expenses	1,710,224	2,141,517

	17,949,560	9,455,148

35

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

5	Loss before taxation (continued)

2020	2019
$	$

(c)	Other items

Cost of inventories (note 14)	10,412,753	4,383,747
Depreciation charge (note 8)
- owned property, plant and equipment	708,637	617,334
- right-of-use assets	583,835	506,738
Amortisation of intangible assets (note 9)	1,133,564	1,110,516
Auditor’s remuneration	566,553	56,763
Miscellaneous laboratory charges	12,892	15,529

Research and development expenses of $2,300,286 and $63,162 (2019: $2,701,322 and $87,549) relating to staff costs and depreciation charges which are included in the respective total amounts disclosed separately above.

6	Income tax

(a)	Taxation in the consolidated statement of profit or loss represents:

	2020	2019
	$	$
Current tax - Overseas

Provision for the year	19,671	7,266

Deferred tax

Origination and reversal of temporary differences	(1,957,229)	(684,740)

	(1,937,558)	(677,474)

Notes:

(i)	No provision has been made for Hong Kong Profits Tax as the company had unutilised tax loss to set-off against taxable income or has sustained losses for taxation purposes for the years ended December 31, 2020 and 2019.

(ii)	Pursuant to the income tax rules and regulations of the United Kingdom, the applicable tax rate is 19% (2019: 19%). No provision has been made as these subsidiaries had unutilised tax loss to set-off against taxable income or has sustained losses for taxation purposes for the years ended December 31, 2020 and 2019.

36

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

6	Income tax (continued)

(iii)	The applicable Enterprise Income Tax of the subsidiaries established in the People’s Republic of China (“PRC”) is calculated at 25% (2019: 25%) of the estimated taxable profits for the period. No provision has been made as these subsidiaries sustained a loss for taxation purposes for the years ended December 31, 2020 and 2019.

(iv)	Pursuant to the income tax rules and regulations of India, the applicable corporate tax is calculated at 25.17% (2019: 25.17%) of the estimated taxable profits.

(v)	Pursuant to the income tax rules and regulations of Singapore, the applicable tax rate is calculated at 17% (2019: 17%) of the estimated taxable profits. No provision has been made as the subsidiary had unutilised tax loss to set-off against taxable income or has sustained losses for taxation purposes for the years ended December 31, 2020 and 2019.

(vi)	Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.

(b)	Reconciliation between tax credit credited to profit or loss and accounting loss at applicable tax rates:

	2020	2019
	$	$
Loss before taxation	(4,382,355)	(20,498,916)

Notional tax on loss before taxation, calculated at the applicable rate	(777,122)	(3,526,611)
Tax effect of non-deductible expenses	1,191,227	1,216,742
Tax effect of non-taxable income	(76,874)	(40,806)
Tax effect of temporary difference not recognised	73,833	90,448
Tax effect on utilisation of previously unrecognised tax loss	(692,350)	(6,780)
Tax effect of tax losses not recognised	298,651	2,274,273
Tax effect of previously unrecognised temporary differences recognised in current period	(1,957,229)	(684,740)
Others	2,306	-

Actual tax credit	(1,937,558)	(677,474)

37

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

6	Income tax (continued)

(c)	Deferred tax assets and liabilities recognised:

The components of deferred tax (assets)/liabilities recognised in the consolidated statement of financial position and the movements during the year are as follows:

	Depreciation allowances in excess of the related depreciation	Tax losses recognised	Intangible assets arising from business combination	Total
	$	$	$	$
Deferred tax arising from:
At January 1, 2019	135,842	(697,506)	1,231,531	669,867
Credited to profit or loss	(99,338)	(449,624)	(135,778)	(684,740)
Exchange differences	-	(22,735)	37,608	14,873

At December 31, 2019	36,504	(1,169,865)	1,133,361	-

At January 1, 2020	36,504	(1,169,865)	1,133,361	-
Charged/(credited) to profit or loss	315,514	(2,138,179)	(134,564)	(1,957,229)
Exchange differences	12,727	(39,709)	33,057	6,075

At December 31, 2020	364,745	(3,347,753)	1,031,854	(1,951,154)

(d)	Deferred tax assets not recognised

As at December 31, 2019, the group did not recognise deferred tax assets on tax losses of $16,458,265 and $426,185 in respect of Hong Kong operations and Singapore operations, respectively because based on its assessment, it was not probable that future taxable profit would be available against which the tax losses can be utilised.

During the year ended December 31, 2020, the Hong Kong operations and Singapore operations generated taxable profits and utilised tax losses of $4,491,220 and $41,790, respectively. Based on the group’s assessment at December 31, 2020, it is probable that future taxable profit will be available to utilise the remaining balance of the unused tax losses of $11,429,134 in respect of Hong Kong operations and $384,395 in respect of Singapore operations and, therefore, total deferred tax assets of $1,951,154 were recognised.

In respect of the United Kingdom operations, the group did not recognise deferred tax assets attributable to the future benefits of tax losses of $3,050,828 (2019: $920,374) as it is uncertain that future taxable profits against which tax losses can be utilised will be available.

The tax losses related to Hong Kong operations have yet to be agreed to by Hong Kong Inland Revenue Department and do not expire under the current tax legislation. The tax losses related to the United Kingdom operations have yet to be agreed to by Her Majesty’s Revenue and Customs and do not expire under the current tax legislation. The tax losses related to Singapore operations have yet to be agreed to by Inland Revenue Authority of Singapore and do not expire under the current tax legislation.

38

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

7	Loss per share

The calculation of the basic and diluted earnings per share attributable to the owners of the company is based on the following data:

	2020	2019
	$	$
Earnings
Earnings for the purposes of basic and diluted earnings per share:
Loss for the year attributable to equity shareholders of the company	(2,420,601)	(19,768,232)

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	13,176,752	12,891,569
Effect of dilutive potential ordinary shares in respect of outstanding share options	-	-
Effect of dilutive preference shares (note)	-	-
Effect of dilutive convertible securities (note)	-	-
Effect of dilutive exchangeable notes	-	-

Weighted average number of ordinary shares for the purpose of diluted earnings per share	13,176,752	12,891,569

Note:	According to the Preferred Shares Subscription Agreement and the Convertible Note Subscription Agreement, all of the company’s preference shares and convertible securities will be converted into the ordinary shares of Prenetics Group Limited per the occurrence of an amalgamation of the group with another company.

At December 31, 2021, 10,272,389 share options, 20,025,247 preference shares, 2,729,893 convertible securities and 1,164,648 exchangeable notes (December 31, 2020: 10,043,892 share options and 20,025,247 preference shares) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

39

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

8	Property, plant and equipment

	Right-of-use assets (note (a))	Leasehold improvements	Fixtures and furniture	Office and lab equipment	Computer equipment	Motor vehicles	Total
	$	$	$	$	$	$	$
Cost:
At January 1, 2019	2,510,224	699,398	76,904	1,851,279	334,676	-	5,472,481

Additions	124,264	37,719	5,600	171,098	44,761	-	383,442
Exchange differences	945	441	(77)	959	1,002	-	3,270

At December 31, 2019 and January 1, 2020	2,635,433	737,558	82,427	2,023,336	380,439	-	5,859,193

Additions	949,810	493,127	15,756	1,975,977	203,177	174,865	3,812,712
Additions through acquisition of a subsidiary (note 17(d))	-	-	-	3,268	-	-	3,268
Disposals	(170,012)	(27,488)	-	(30,466)	(1,006)	-	(228,972)
Exchange differences	(14,162)	2,772	(150)	54,707	5,042	8,762	56,971

At December 31, 2020	3,401,069	1,205,969	98,033	4,026,822	587,652	183,627	9,503,172

Accumulated depreciation:

At January 1, 2019	953,827	575,033	40,715	848,819	204,805	-	2,623,199

Charge for the year	506,738	122,017	14,550	388,302	92,465	-	1,124,072
Exchange differences	(17)	184	(8)	437	482	-	1,078

At December 31, 2019 and January 1, 2020	1,460,548	697,234	55,257	1,237,558	297,752	-	3,748,349

Charge for the year	583,835	97,642	15,612	519,982	66,428	8,973	1,292,472
Additions through acquisition of a subsidiary (note 17(d))	-	-	-	59	-	-	59
Written back on disposals	(170,012)	(25,306)	-	(20,112)	(1,006)	-	(216,436)
Exchange differences	(16,900)	3	(4)	426	1,521	364	(14,590)

At December 31, 2020	1,857,471	769,573	70,865	1,737,913	364,695	9,337	4,809,854

Net book value:

At December 31, 2020	1,543,598	436,396	27,168	2,288,909	222,957	174,290	4,693,318

At December 31, 2019	1,174,885	40,324	27,170	785,778	82,687	-	2,110,844

At January 1, 2019	1,556,397	124,365	36,189	1,002,460	129,871	-	2,849,282

40

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

8	Property, plant and equipment (continued)

(a)	Right-of-use assets

The analysis of the net book value of right-of-use assets by class of underlying asset is as follows:

		December 31,	December 31,	January 1,
	Note	2020	2019	2019
		$	$	$
Properties leased for own use, carried at depreciated cost	(i)	1,529,513	1,152,752	1,526,216
Office equipment, carried at depreciated cost	(ii)	14,085	22,133	30,181

		1,543,598	1,174,885	1,556,397

The analysis of expense items in relation to leases recognised in profit or loss is as follows:

	2020	2019
	$	$
Depreciation charge of right-of-use assets by class of underlying asset:
- Properties leased for own use	575,787	498,689
- Office equipment	8,048	8,049

	583,835	506,738

Interest on lease liabilities (note 5(a))	49,400	64,107
Expense relating to short-term leases or leases of low-value assets	429,691	-
Expense relating to other leases with remaining lease term ended on or before December 31, 2019 or relating to leases of low-value assets	-	125,770

During the year ended December 31, 2020, additions to right-of-use assets of $949,810 (2019: $124,264) are mainly resulted from the capitalised lease payment payable under new tenancy agreements.

Details of total cash outflow for leases and the maturity analysis of lease liabilities are set out in notes 17(c) and 22, respectively.

41

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

8	Property, plant and equipment (continued)

(i)	Properties leased for own use

The group has obtained the right to use some properties as its warehouses and offices through tenancy agreements. The leases typically run for an initial period of 2 to 5 years. Lease payments are usually increased every 2 years to reflect market rentals. Some leases include an option to renew the lease for an additional period after the end of the contract term. Where practicable, the group seeks to include such extension options exercisable by the group to provide operational flexibility. The group assesses at lease commencement date whether it is reasonably certain to exercise the extension options. If the group is not reasonably certain to exercise the extension options, the future lease payments during the extension periods are not included in the measurement of lease liabilities. The group considered the potential exposure to these future lease payments to be insignificant.

(ii)	Office equipment

The group leases office equipment under a lease expiring in 5 years (2019: 5 years). The lease does not include an option to renew the lease or purchase the leased equipment at the end of the lease term at a price deemed to be a bargain purchase option. The lease does not include variable lease payments.

9	Intangible assets

	Website and mobile apps	Trademark and technology	Products development cost	Total
	$	$	$	$
Cost:

At January 1, 2019	966,834	7,007,280	-	7,974,114
Additions	106,676	8,004	-	114,680
Exchange differences	-	223,086	-	223,086

At December 31, 2019 and January 1, 2020	1,073,510	7,238,370	-	8,311,880
Additions through acquisition of a subsidiary (note 30)	-	17,619,789	-	17,619,789
Additions	59,287	445	137,427	197,159
Exchange differences	3,144	1,233,967	-	1,237,111

At December 31, 2020	1,135,941	26,092,571	137,427	27,365,939

42

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

9	Intangible assets (continued)

	Website and mobile apps	Trademark and technology	Products development cost	Total
	$	$	$	$
Accumulated amortisation:

At January 1, 2019	380,399	525,546	-	905,945
Charge for the year	395,890	714,626	-	1,110,516
Exchange differences	-	25,142	-	25,142

At December 31, 2019 and January 1, 2020	776,289	1,265,314	-	2,041,603
Charge for the year	267,932	861,815	3,817	1,133,564
Exchange differences	-	95,272	-	95,272

At December 31, 2020	1,044,221	2,222,401	3,817	3,270,439

Net book value:

At December 31, 2020	91,720	23,870,170	133,610	24,095,500

At December 31, 2019	297,221	5,973,056	-	6,270,277

At January 1, 2019	586,435	6,481,734	-	7,068,169

10	Goodwill

$
At January 1, 2019	3,735,282
Exchange differences	118,917

At December 31, 2019 and January 1, 2020	3,854,199
Exchange differences	138,808

At December 31, 2020	3,993,007

43

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

10	Goodwill (continued)

Impairment tests for cash-generating units containing goodwill

The goodwill balance at December 31, 2020 arose from the acquisition of Prenetics EMEA in 2018 representing the excess of the purchase consideration over the fair value of the identifiable assets acquired and liabilities assumed. For the purpose of impairment testing, goodwill was allocated to Prenetics EMEA which was considered to be the smallest group of assets that generated cash flows independently (i.e. cash generating unit, (“CGU”)) upon acquisition. During the years ended December 31, 2018 and 2019, the group provided only genetic testing services and therefore determined that the group as a whole was one operating segment.

During the year ended December 31, 2020, the group launched COVID-19 testing services which was a new business incubated using the experience and knowledge of its workforce from operating the genetic testing business. This resulted in a change in the group’s reporting structure and a change in the composition of the CGU to which the above goodwill was originally allocated. Further, as from 2020, the group has identified two operating segments being (1) Prevention which covers the genetic testing services, and (2) Diagnostics which covers the COVID-19 testing services. Accordingly, the group has reallocated the goodwill balance between Prevention EMEA and Diagnostic EMEA, being the two CGUs identified for the purpose of impairment testing at December 31, 2020.

Below is the summary of the goodwill balance allocated to the group’s CGUs:

	2020	2019
	$	$
Prevention EMEA within the Prevention segment	[ ]	3,854,199
Diagnostics EMEA within the Diagnostics segment	[ ]	-

	3,993,007	3,854,199

The recoverable amounts of the CGU Prevention EMEA and CGU Diagnostics EMEA were determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a ten-year period. Cash flows beyond the ten-year period (2019: 5-year period) are extrapolated using the estimated average growth rates stated below. The key assumptions used in the estimation of the recoverable amounts of the two CGUs are set out below. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from external and internal sources.

44

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

10	Goodwill (continued)

	2020	2019
CGU Prevention EMEA
Pre-tax discount rate	[ ]	[ ]
Terminal value growth rate	[ ]	[ ]
Budgeted average revenue growth rate	[ ]	[ ]

CGU Diagnostics EMEA
Pre-tax discount rate	[ ]	[ ]
Terminal value growth rate	[ ]	[ ]
Budgeted average revenue growth rate	[ ]	[ ]

Pre-tax discount rate represents the current market assessment of the risks specific to the relevant CGU, regarding the time value of money and individual risks of the underlying assets which have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Group and its operating segments and derived from its weighted average cost of capital (“WACC”). The WACC is calculated based on the weighted value of the cost of equity which is derived from the expected return on investment by the group's investors, and the cost of debt which is derived from the market lending rate for peer companies.

At December 31, 2019, the recoverable amount of the CGU Prevention EMEA based on the estimated value-in-use calculations was higher than its carrying amount. Accordingly, no provision for impairment loss for goodwill is considered necessary.

At December 31, 2020, the recoverable amounts of the CGU Prevention and the CGU Diagnostics based on the estimated value-in-use calculations were higher than the carrying amounts of the respective CGUs. Accordingly, no provision for impairment loss for goodwill is considered necessary.

Any reasonably possible changes in the other key assumptions used in the value-in-use assessment model would not affect management’s view on impairment at December 31, 2019 and 2020.

45

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

11	Investments in subsidiaries

The following list contains only the particulars of subsidiaries which principally affected the results, assets or liabilities of the group. The class of shares held is ordinary unless otherwise stated.

			Proportion of ownership interest
Name of company	Place of incorporation and business	Particulars of issued and paid up capital/registered capital	Group’s effective interest	Held by the company	Held by a subsidiary	Principal activity
前海皮樂迪科技(深圳) 有限公司	Shenzhen, the PRC	USD3,000,000	97.9%	97.9%	-	Investment holding

珠海皮樂迪科技有限公司	Zhuhai, the PRC	USD1,000,000	100%	100%	-	Inactive

上海歡因科技有限公司	Shanghai, the PRC	USD1,000,000	100%	-	100%	Inactive

深圳覓因啟康科技有限公司	Shenzhen, the PRC	RMB30,000,000	97.9%	-	97.9%	Inactive

Prenetics Pte Limited	Singapore	SGD10	100%	100%	-	Provision of services to group companies

Prenetics EMEA Limited (formerly known as DNAFit Life Sciences Limited)	United Kingdom	GBP76,765.81	100%	100%	-	Genetic and diagnostic health testing

Prenetics Innovation Labs Pvt Ltd	India	INR500,000	100%	100%	-	Provision of services to group companies

Oxsed Limited (note 30)	United Kingdom	GBP1	100%	-	100%	Genetic and diagnostic health testing

46

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

12	Interest in joint venture

	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
Share of result of joint venture (note (a))	570,704	1,659,923	-
Less: Provision for impairment (note (b))	(570,704)	-	-

	-	1,659,923	-

(a)	Details of the group’s interest in the joint venture, which is accounted for using the equity method in the consolidated financial statements, are as follows:

				Proportion of ownership interest
Name of joint venture	Form of business structure	Place of incorporation and business	Particulars of registered capital	Group’s effective interest	Held by the company	Held by a subsidiary	Principal activity
北京源圓基因技術 有限公司	Incorporated	Beijing, the PRC	RMB65,000,000	44.07%	-	45%	Genetic testing

On February 1, 2019, the group invested RMB29,250,000 (equivalent $4,236,765) to 北京源圓基因技術有限公司 (“北京源圓”), which represented 45% of its registered capital. 北京源圓, the only joint venture in which the group participates, is an unlisted corporate entity whose quoted market price is not available.

Summarised financial information of北京源圓, adjusted for any differences in accounting policies, and a reconciliation to the carrying amount in the consolidated financial statements, are disclosed below:

	2020	2019
	$	$
Gross amounts of 北京源圓

Current assets	1,544,034	4,509,885
Non-current assets	52,962	82,463
Current liabilities	328,765	903,630
Equity	1,268,231	3,688,718

Included in the above assets and liabilities:
Cash and cash equivalents	1,164,683	3,382,403
Current financial liabilities (excluding trade and other payables and provisions)	109,814	246,323

47

Prenetics Limited
Consolidated financial statements for the year ended December 31, 2020

12	Interest in joint venture (continued)

	2020	2019
	$	$
Revenue	608,086	982,368
Loss from continuing operations	(2,518,491)	(5,726,315)
Other comprehensive income	98,005	(109,133)
Total comprehensive income	(2,420,486)	(5,835,448)

Included in the above loss:
Depreciation and amortisation	18,512	8,386
Interest income	5,983	16,716
Interest expense	(371)	(744)

Reconciled to the group’s interest in 北京源圓

Gross amounts of joint venture’s net assets	1,268,231	3,688,718
Group’s effective interest	45%	45%
Group’s share of joint venture’s net assets	570,704	1,659,923

Carrying amount of the group’s interest	570,704	1,659,923

(b)	As at December 31, 2020, the group assessed the recoverable amount of its equity interest in 北京源圓 and based on such assessment, the carrying amount of the interest in joint venture was written down to its recoverable amount of nil, which was determined based on the value in use. Impairment loss of $570,704 was recognised in the consolidated statement of profit or loss and other comprehensive income under “other income and other net (loss)/income” (see note 4).

13	Other non-current assets

	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
Deposits and prepayments	193,582	161,005	199,064

The balances are classified as non-current assets as they are either expected to be (i) recovered or recognised as expense after one year, or (ii) capitalised as property, plant and equipment after the end of the reporting period.

48

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

14	Inventories

Inventories in the consolidated statement of financial position comprise:

	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
Consumables and reagent	3,870,493	316,685	777,806
Finished goods	627,084	231,169	185,734

	4,497,577	547,854	963,540

The analysis of the amount of inventories recognised as an expense and included in consolidated profit or loss is as follows:

	2020	2019
	$	$
Carrying amount of inventories sold	10,412,753	4,383,747

All of the inventories are expected to be recovered within one year.

15	Trade and other receivables

	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
Trade receivables, net of loss allowance	22,990,727	2,892,309	4,720,250
Deposit and prepayments	892,790	294,064	192,282
Other receivables	794,482	72,675	11,286

	24,677,999	3,259,048	4,923,818

All of the trade and other receivables are expected to be recovered or recognised as expense within one year.

Trade receivables are due within 30 to 60 days from the date of billing. Further details on the group’s credit policy are set out in note 26(a).

49

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

16	Amount due from a joint venture

Amount due from a joint venture is unsecured, interest-free and recoverable on demand. The amount of expected credit loss is considered insignificant as at December 31, 2020 and 2019.

17	Cash and cash equivalents

(a)	Cash and cash equivalents comprise:

	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
Cash at bank	14,439,690	11,509,744	18,778,630
Cash on hand	50,190	11,761	3,243

Cash and cash equivalents	14,489,880	11,521,505	18,781,873

(b)	Reconciliation of liabilities arising from financing activities:

The table below details changes in the group’s liabilities from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are liabilities for which cash flows were, or future cash flows will be, classified in the group’s consolidated cash flow statement as cash flows from financing activities.

Lease liabilities
$
(Note 22)
At January 1, 2019	1,710,294

Changes from financing cash flows:

Capital element of lease rentals paid	(503,585)
Interest element of lease rentals paid	(64,107)

Total changes from financing cash flows	(567,692)

Other changes:

Increase in lease liabilities from entering into new leases during the year	124,264
Interest expenses	64,107

Total other changes	188,371

At December 31, 2019	1,330,973

50

Prenetics Limited
Consolidated financial statements for the year ended December 31, 2020

17	Cash and cash equivalents (continued)

	Lease liabilities	Convertible securities	Total
	$	$	$
	(Note 22)	(Note 23)
At January 1, 2020	1,330,973	-	1,330,973

Changes from financing cash flows:

Proceeds from issuance of convertible securities	-	12,499,363	12,499,363
Capital element of lease rentals paid	(610,926)	-	(610,926)
Interest element of lease rentals paid	(49,400)	-	(49,400)

Total changes from financing cash flows	(660,326)	12,499,363	11,839,037

Other changes:

Increase in lease liabilities from entering into new leases during the year	949,810	-	949,810
Interest expenses	49,400	-	49,400
Fair value loss on convertible securities	-	2,846,750	2,846,750

Total other changes	999,210	2,846,750	3,845,960

At December 31, 2020	1,669,857	15,346,113	17,015,970

(c)	Total cash outflow for leases

Amounts included in the cash flow statement for leases comprise the following:

	2020	2019
	$	$
Within operating cash flows	(429,691)	(125,770)
Within financing cash flows	(660,326)	(567,592)

	(1,090,017)	(693,362)

51

Prenetics Limited
Consolidated financial statements for the year ended December 31, 2020

17	Cash and cash equivalents (continued)

(d)	Net cash outflow arising from the acquisition of a subsidiary

As disclosed in note 30, on October 29, 2020, the company and Prenetics EMEA Limited, a wholly-owned subsidiary of the company, entered into the sale and purchase agreements to acquire 100% equity interest in Oxsed Limited (the “Acquisition”).

$
Intangible assets (note 9)	17,619,789
Property, plant and equipment (note 8)	3,209
Trade receivables	8,031
Other receivables	227,082
Inventories	204,495
Cash and cash equivalents	347,761
Trade and other payables	(1,036,567)

Total identifiable net assets acquired	17,373,800

Satisfied by:
Issuance of exchange loan notes	12,870,723
Deferred consideration	1,225,783
Cash consideration	3,277,294

17,373,800

Net cash outflow arising from the Acquisition:
Cash consideration paid	3,277,294
Less: cash and cash equivalents acquired	(347,761)

(2,929,533)

52

Prenetics Limited
Consolidated financial statements for the year ended December 31, 2020

18	Trade and other payables and deposit liabilities

	December 31, 2020	December 31, 2019	January 1, 2019
	$	$	$
Trade payables	13,436,941	2,760,942	1,184,287
Other payables and accruals	7,713,734	1,079,379	3,290
Deposit liabilities	1,215,761	1,819,578	-

	22,366,436	5,659,899	1,187,577

All of the trade and other payables are expected to be settled within one year or repayable on demand.

19	Deferred consideration

Deferred consideration, according to the share purchase agreement as mentioned in note 30, is payable to seller on October 29, 2021 and therefore is recognised under current liabilities.

20	Amounts due from/(to) shareholders

Amount due from a shareholder of $106,179 (2019: $101,997) is a current account with Mr. Avrom Boris Lasarow. The amount is interest-free, unsecured and recoverable on demand. The amount of expected credit loss is considered insignificant as at December 31, 2020 and 2019. The maximum balance of the current account during the year is $106,179 (2019: $107,648).

As at December 31, 2020, the amounts due to shareholders consists of:

(i)	a loan from Eurogenetica Limited of $128,797 (2019: $124,320). The loan is interest-free, unsecured and repayable in 2021. The maximum balance of the loan during the year is $128,797 (2019: $124,320).

(ii)	deposit liability to Mr. Yeung Danny Sheng Wu and Mr. Tzang Chi Hung Lawrence of $40,057 (2019: $40,057) and $13,082 (2019: $13,082), respectively. The deposit liability is expected to be settled on September 1, 2021. The maximum balance of the deposit liability during the year is $53,139 (2019: $53,139).

53

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

21	Contract liabilities

Contract liabilities represents non-refundable consideration received from customers before the group recognises the related revenue. Such consideration is recognised as contract liabilities until the performance obligation is fulfilled or the likelihood of having to fulfil the performance obligation is remote and it is highly probable that a significant reversal of revenue will not occur (see note 1(q)).

	December 31, 2020	December 31, 2019	January 1, 2019
	$	$	$
Contract liabilities	7,054,586	5,569,004	1,754,683

Movement in contract liabilities is as follows:

$
Balance at January 1, 2019	1,754,683
Decrease in contract liabilities as a result of recognising revenue during the year	(1,754,683)
Increase in contract liabilities as a result of receiving sales deposit/non-refundable consideration from contract customer during the year	5,569,004

Balance at December 31, 2019 and January 1, 2020	5,569,004
Decrease in contract liabilities as a result of recognising revenue during the year	(5,012,911)
Increase in contract liabilities as a result of receiving sales deposit/non-refundable consideration from contract customer during the year	6,498,493

Balance at December 31, 2020	7,054,586

Except for the amount of $2,357,074 (2019: $1,879,778) which is expected to be recognised as revenue within one year, the remaining amount will be recognised as revenue when the customers return the specimen samples, which may be after one year from the end of the reporting period.

54

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

22	Lease liabilities

The following table shows the remaining contractual maturities of the group’s lease liabilities at the end of the current and previous reporting period:

	December 31,	December 31,	January 1,
	2020	2019	2019
	$	$	$
Within 1 year	865,283	555,746	478,025

After 1 year but within 2 years	543,036	504,578	501,641
After 2 years but within 5 years	261,538	270,649	730,628

	804,574	775,227	1,232,269

Total	1,669,857	1,330,973	1,710,294

23	Convertible securities

During the year ended December 31, 2020, the company issued United States dollar denominated convertible securities (the “Notes”) in the aggregate principal value of $12,500,000 with the maturity date on August 25, 2021 (the “Maturity Date”).

The Notes bear no interest except when the Notes are redeemable under the following circumstances, in such cases the Notes would bear a coupon rate of 2% per annum:

(1)	when there is no merger entered into on or before December 31, 2020 and certain revenue target is not achieved;

(2)	a merger is entered into but terminated by counterparty;

(3)	the noteholder’s failure to deliver merger conversion notice prior to the closing of the merger; or

(4)	the company fails to issue Series D preference shares or procure all the shareholders to enter into the Amended and Restated Shareholders’ Agreement on or prior to the Maturity Date.

At the option of the noteholder, the Notes can be converted into ordinary shares of a new holding company which is to be formed under a merger if the merger is closed prior to the Maturity Date. If no merger is closed prior to the Maturity Date or if any event of default occurs prior to the closing of any merger, the Notes will be converted into the company’s Series D preference shares at $4.5789 mandatorily on the Maturity Date if the Notes are not redeemed.

55

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

23	Convertible securities (continued)

The Notes issued by the group contains embedded derivatives that should be separately accounted for but cannot be measured separately. At initial recognition, the Notes are measured at fair value. At the end of each reporting period, the fair value is remeasured and the gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

Movement of the balance during the year is as follow:
	December 31,	December 31,
	2020	2019
	$	$
At January 1	-	-
Proceeds from issuance of convertible securities	12,499,363	-
Changes in fair value recognised in profit or loss during the year (note 4)	2,846,750	-
At December 31	15,346,113	-

Subsequent to the end of the reporting period, the Notes were restructured and converted into Series D Preferred Shares of Prenetics Group Limited as disclosed in note 31 to consolidated financial statements.

24	Capital and reserves

(a)	Components of the company’s capital and reserves

The opening and closing balances of each component of the group’s consolidated equity and a reconciliation between these amounts are set out in the consolidated statement of changes in equity. Details of the changes in the company’s individual components of equity between the beginning and the end of the year are set out below:

	Share capital	Capital reserve	Accumulated losses	Total
	$	$	$	$
Balance at January 1, 2019	45,691,346	9,229,747	(17,838,254)	37,082,839

Changes in equity for the year:

Loss and total comprehensive income for the year	-	-	(13,156,732)	(13,156,732)
Equity-settled share-based transactions	-	3,536,803	-	3,536,803

Balance at December 31, 2019 and January 1, 2020	45,691,346	12,766,550	(30,994,986)	27,462,910

Changes in equity for the year:

Loss and total comprehensive income for the year	-	-	(5,172,353)	(5,172,353)
Equity-settled share-based transactions	-	2,098,381	-	2,098,381
Shares issued upon conversion of Completion Note	7,549,258	-	-	7,549,258

Balance at December 31, 2020	53,240,604	14,864,931	(36,167,339)	31,938,196

56

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

24	Capital and reserves (continued)

(b)	Issued share capital

		2020		2019
	Note	No. of shares	$	No. of shares	$
Ordinary shares, issued and fully paid:

At the beginning of the year		12,891,569	7,800,575	12,891,569	7,800,575
Shares issued	(ii)	1,652,248	7,549,258	-	-

At the end of the year		14,543,817	15,349,833	12,891,569	7,800,575

Series A preference shares, issued and fully paid:

At the beginning and the end of the year		4,154,726	2,296,598	4,154,726	2,296,598

Series B preference shares, issued and fully paid:

At the beginning and the end of the year		5,338,405	5,554,173	5,338,405	5,554,173

Series C preference shares, issued and fully paid:

At the beginning and the end of the year		10,532,116	30,040,000	10,532,116	30,040,000

			53,240,604		45,691,346
Notes:

(i)	In accordance with section 135 of the Hong Kong Companies Ordinance, the shares of the company do not have par value.

The holders of ordinary shares (the “Ordinary Shareholders”) are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. All ordinary shares rank equally with regard to the group’s residual assets.

The holders of Series A preference shares (the “Series A Shareholders”) are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series A Shareholders are entitled to a 8% non-cumulative dividend per annum, in preference to any distribution to the Ordinary Shareholders but inferior to the holders of Series B preference shares (the “Series B Shareholders”). Upon liquidation, the Series A Shareholders shall be entitled to receive their investment amount prior to and in preference to payment to the Ordinary Shareholders but inferior to the entitlement by the Series B Shareholders.

57

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

24	Capital and reserves (continued)

The Series B Shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series B Shareholders are entitled to an 8% non-cumulative dividend per annum, in preference to any distribution to the Series A Shareholders and the Ordinary Shareholders. Upon liquidation, the Series B Shareholders shall be entitled to receive their investment amount prior to and in preference to payment to the Series A Shareholders and Ordinary Shareholders.

The Series C Shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series C Shareholders are entitled to an 8% non-cumulative dividend per annum, in preference to any distribution to any other Shares. Upon liquidation, the Series C Shareholders shall be entitled to receive their investment amount prior to and in preference to payment to the Series B Preferred Shareholders, the Series A Preferred Shareholders and Ordinary Shareholders.

(ii)	On October 29, 2020, 1,652,248 ordinary shares valued at $7,549,258 (equivalent to HKD58,884,214) were issued upon the exercise of call options from the acquisition of Oxsed Limited (see note 30).

(c)	Nature and purpose of reserves

(i)	Capital reserve

The capital reserve represents restricted shares granted to shareholders but are subjected to certain restrictions (see note 25(b)) and portion of the grant date fair value of unexercised share options granted to employees of the company that has been recognised in accordance with the accounting policy adopted for share-based payments in note 1(n)(ii).

(ii)	Translation reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(r).

(iii)	Other reserve

In connection with the Acquisition (see note 30), the then shareholders of Oxsed exchanged GBP5,865,450 (equivalent to $7,549,258) into 1,652,248 ordinary shares. As at December 31, 2020, the remaining balance of the unconverted portion of the Completion Note was GBP4,134,550 (equivalent to $5,321,465), recognised in accordance with the accounting policy adopted for convertible securities that are classified as equity instrument in note 1(v)(i).

58

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

24	Capital and reserves (continued)

(d)	Capital management

The group’s primary objectives when managing capital are to safeguard the group’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders, and to support the group’s stability and growth, by pricing products and services commensurately with the level of risk.

The group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholders return, taking into consideration the future of the company and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities.

The group manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The group made no changes to its capital management objectives, policies or processes during the years ended December 31, 2020 and 2019.

Neither the company nor any of its subsidiaries are subject to externally imposed capital requirements.

25	Equity settled share-based transactions

As of December 31, 2020, the company has two share option schemes and one restricted share scheme which were approved in 2014 (“the 2014 Option Scheme”), 2016 (“the 2016 Option Scheme”) and 2017 (“the Restricted Share Scheme”), respectively whereby the directors of the company are authorised, at their discretion, to invite employees of the company, including directors, and third party personnel, to take up options to subscribe for ordinary shares of the company.

(a)	Share options

For options granted under the 2014 Option Scheme and the 2016 Option Scheme, the exercise price was $0.01 per ordinary share and are subject to the following vesting conditions:

-	2014 Option Scheme: Up to August 17, 2017, 33.33% annually over a three-year period from the date of grant. On August 18, 2017, the company changed the vesting conditions to 33.33% on the first anniversary, followed by 2.77% monthly over a twenty three month period and 2.96% on the third anniversary.

-	2016 Option Scheme: 33.33% on the first anniversary, followed by 2.77% monthly over a twenty three month period and 2.96% on the third anniversary.

Options granted under the 2014 Option Scheme and 2016 Option Scheme are exercisable within 7 years from the date of grant or longer if extended by the Board upon vesting and the occurrence of a liquidity event as defined in the option agreements.

59

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

25	Equity settled share-based transactions (continued)

(i)	Details of the share options outstanding as at December 31, 2020 are as follows:

Number of instruments
Options granted to directors:
-2014 Option Scheme	3,323,880
-2016 Option Scheme	5,307,376

Options granted to employees:
-2014 Option Scheme	486,491
-2016 Option Scheme	824,903

Options granted to third parties:
-2014 Option Scheme	150,000
-2016 Option Scheme (note)	664,746
10,757,396

Note:	During the year ended December 31, 2020, the options granted to third parties include 86,128 options granted to a person in relation to his consultancy services provided to the group. All the options will be vested one year after the grant date on June 30, 2020 and were approved by the board of directors.

During the year ended December 31, 2019, the options granted to third parties include 415,134 options granted to G Force Capital Limited, the non-controlling shareholder of 前海皮樂迪科技(深圳) 有限公司, in relation to its consultancy services provided to the group. All the options vested immediately at the grant date which was approved by the board of directors on February 4, 2019.

(ii)	The number and weighted average exercise prices of share options are as follows:

	2020		2019
	Weighted average	Number	Weighted average	Number
	exercise price	of options	exercise price	of options
	$		$

Outstanding at the beginning of the year	0.01	10,527,131	0.01	10,006,730
Forfeited during the year	0.01	(18,708)	0.01	(40,459)
Cancelled during the year	0.01	(12,304)	-	-
Granted during the year	0.01	261,277	0.01	560,860

Outstanding at the end of the year	0.01	10,757,396	0.01	10,527,131

Exercisable at the end of the year	0.01	10,366,802	0.01	10,198,832

The options outstanding at December 31, 2020 had a weighted average exercise price of $0.01 (2019: $0.01), and a weighted average remaining contractual life of 4.7 years (2019: 4.6 years).

60

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

25	Equity settled share-based transactions (continued)

(iii)	Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on Black-Scholes Model. The contractual life of the share option is used as an input into this model.

	2020	2019
Fair value of share options and key assumptions

Fair value at measurement date	$4.11 - $5.49	$3.06 - $3.33
Share price	$4.12 - $5.50	$3.07 - $3.34
Exercise price	$0.01	$0.01
Expected volatility	51.97% - 88.74%	42.23% - 43.76%
Expected option life	1.5 years - 2 years	2.5 years - 3 years
Expected dividends	0%	0%
Risk-free interest rate (based on 5-year HKSAR government bonds)	0.090% - 0.805%	1.365% - 1.627%
Likelihood of achieving a liquidity event	70%	70%

The expected volatility is based on the historic volatility (calculated based on the weighted average remaining life of the share options), adjusted for any expected changes to future volatility based on publicly available information. Expected dividends are based on historical dividends. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

(b)	Restricted Share Scheme

The company approved Restricted Share Scheme in 2017. Purposes and objectives of the Restricted Share Scheme are to recognise and motivate the contribution of employees and to incentivise them to further the operation and enhancing the value of the company and its shares for the benefit of the company and its shareholders as a whole.

Restricted shares granted were ordinary shares with a subscription price of $0.01 per share. These restricted shares are subject to the following restrictions:

-	Vesting conditions: 33.33% of the shares vest on the first anniversary, followed by 2.77% monthly over a twenty three month period and 2.96% on the third anniversary;

61

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

25	Equity settled share-based transactions (continued)

-	In spite of the vesting conditions stated above, the restricted shares cannot be sold until the earliest of (i) September 1, 2021; (ii) the first anniversary after the completion of an initial public offering and (iii) the occurrence of a liquidation event. A liquidation event has been defined in the share agreement as a trade sale of more than 50% of the company’s shares, a merger/consolidation or similar business combination of the company which results in change in control, or a sale of a majority part or substantially all of the company’s assets.

The following awarded restricted shares were outstanding for the year

	2020	2019

At January 1 and December 31	5,313,900	5,313,900

Fair value of the restricted shares granted to the selected employees on the dates of grants were $5,799,625 ($1.091 per share) (2019: $5,799,625 ($1.091 per share)). The company recognised employee share-based compensation benefits according to the restriction conditions.

As part of a corporate restructuring, both the 2014 Option Scheme and the Restricted Share Scheme were terminated on June 16, 2021. The two schemes were rolled up to a new ESOP scheme of Prenetics Group Limited (the “New ESOP Scheme”), which is approved to issue up to 4,052,627 new shares of Prenetics Group Limited.

26	Financial risk management and fair values of financial instruments

Exposure to credit, liquidity and currency risks arises in the normal course of the group’s business. The group’s exposure to these risks and the financial risk management policies and practices used by the group to manage these risks are described below.

(a)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in a financial loss to the group. The group’s credit risk is primarily attributable to trade receivables and cash and cash equivalents. The group’s credit risk arising from cash and cash equivalents is limited because the counterparties are banks and financial institutions with good credit rating for which the group considers to have low credit risk.

Trade receivables

The group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. At the end of the reporting year, 20% (2019: 38%) and 58% (2019: 77%) of the total trade receivables were due from the group’s largest customer and the five largest customers, respectively.

62

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

26	Financial risk management and fair values of financial instruments (continued)

Individual credit evaluations are performed on all customers requiring credit over a certain amount. These take into account the customer’s past payment history, financial position and other factors. Trade receivables are due within 30 to 60 days from the billing date. Normally, the group does not obtain collateral from customers.

The group measures loss allowances for trade receivables at an amount equal to lifetime ECLs. The group allocates each individual customer to a credit risk grade based on a variety of data that is determined to be predictive of the risk of default and applying experienced credit judgement. Credit risk grades are defined using qualitative and quantitative factors that are indicative of risk of default. These factors vary depending on the nature of the exposure and the type of customer.

Each individual customer is allocated to a credit risk grade on initial recognition based on available information about the customer. Exposures are subject to ongoing monitoring, which may result in an exposure being moved to a different credit risk grade.

The group then calculates an expected loss rate for each credit risk grade with reference to the weighted-average loss rate for each external credit rating published by external rating agencies. These rates are adjusted to reflect differences between economic conditions during the period over which the historic data has been collected, current conditions and the group’s view of economic conditions over the expected lives of the receivables.

As at December 31, 2020, the overall expected loss rate was 1.79% (2019: 0.78%) which reflected the settlement experience on the trade receivables.

Movement in the loss allowance account in respect of trade receivable during the year is as follows:

	2020	2019
	$	$

Balance at January 1	22,490	-

Impairment losses recognised during the year	386,387	18,461
Exchange differences	2,182	4,029

Balance at December 31	411,059	22,490

63

Prenetics Limited Consolidated financial statements for the year ended December 31, 2020

26	Financial risk management and fair values of financial instruments (continued)

(b)	Liquidity risk

The group’s policy is to regularly monitor its liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

The following table shows the remaining contractual maturities at the end of the reporting period of the group’s non-derivative financial liabilities and derivative financial liabilities, which are based on contractual undiscounted cash flows (including interest payments computed using contractual rates or, if floating, based on rates current at the end of the reporting period) and the earliest date the group can be required to pay:

	Contractual undiscounted cash outflow
			More than
		Between	2 years but
	Within 1 year	1 and 2	less than		Carrying
	or on demand	years	5 years	Total	amount
	$	$	$	$	$
As at December 31, 2020

Liabilities

Trade and other payables and deposit liabilities	22,366,436			22,366,436	22,366,436
Deferred consideration	1,358,189			1,358,189	1,304,588
Convertible securities	12,499,363			12,499,363	15,346,113
Lease liabilities	919,031	567,863	267,852	1,754,746	1,669,857
Amounts due to shareholders	181,936	-	-	181,936	181,936

Total liabilities	37,324,955	567,863	267,852	38,160,670	40,868,930

As at December 31, 2019

Liabilities

Trade and other payables and deposit liabilities	5,659,899			5,659,899	5,659,899
Lease liabilities	602,848	528,091	276,611	1,407,550	1,330,973
Amounts due to shareholders	22,127	31,012	124,320	177,459	177,459

Total liabilities	6,284,874	559,103	400,931	7,244,908	7,168,331

(c)	Currency risk

The company’s functional currency is Hong Kong dollars (“HKD”) and the company’s presentation currency is United States dollars (“USD”). The group is exposed to currency risk primarily through subsidiaries conducting their operations outside of Hong Kong with assets and liabilities denominated in other currencies, being primarily USD and Renminbi (“RMB”).

As the HKD is pegged to the USD, the group considers the risk of movements in exchange rates between the HKD and the USD to be insignificant.

64

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

26	Financial risk management and fair values of financial instruments (continued)

(i)	Exposure to currency risk

The following table details the group’s exposure at the end of the reporting period to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in USD, translated using the spot rate at the year end date.

	2020
	USD	RMB
	$	$

Trade receivables	169	-
Other receivables	-	290
Amount due from a shareholder	192	-
Amount due from a joint venture	-	180,825
Cash and cash equivalents	3,503,003	1,450
Trade and other payables and deposit liabilities	(109,390)	(4,666,840)

Net exposure to currency risk	3,393,974	(4,484,275)

	2019
	USD	RMB
	$	$

Trade receivables	45	-
Other receivables	-	433
Amount due from a shareholder	192	-
Amount due from a joint venture	-	199,687
Cash and cash equivalents	516	53
Trade and other payables and deposit liabilities	(75,533)	(94,111)

Net exposure to currency risk	(74,780)	106,062

65

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

26	Financial risk management and fair values of financial instruments (continued)

(ii)	Sensitivity analysis

The following table indicates the instantaneous change in the group’s profit after tax (and retained profits) that would arise if foreign exchange rates to which the group has significant exposure at the end of the reporting period had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies.

	2020		2019
	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and retained profits $	Increase/ (decrease) in foreign exchange rates	Effect on profit after tax and retained profits $
USD	1%	27,206	1%	(606)
	(1)%	(27,206)	(1)%	606

RMB	1%	(37,444)	1%	886
	(1)%	37,444	(1)%	(886)

(d)	Fair value measurement

(i)	Financial liabilities measured at fair value

Fair value hierarchy

The following table presents the fair value of the group’s financial liabilities measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

-	Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

-	Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

-	Level 3 valuations:	Fair value measured using significant unobservable inputs

66

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

26	Financial risk management and fair values of financial instruments (continued)

		Fair value measurements as at December 31, 2020 categorised into
	Fair value at December 31, 2020	Level 1	Level 2	Level 3
	$	$	$	$
Recurring fair value measurements

Liabilities:

Convertible securities	15,346,113	-	-	15,346,113

During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

Information about Level 3 fair value measurements

	Valuation techniques	Significant unobservable inputs

Convertible	Note	Expected volatility: 40.60%
securities		Discount rate: 19.09%

Note:	As at December 31, 2020, the fair value of the convertible securities was measured at fair value through profit or loss, and determined with reference to the enterprise value of the group.

The fair value measurement is positively correlated to the expected volatility and inversely correlated with the discount rate. As at December 31, 2020, it is estimated that with all other variables held constant, an increase/decrease in the expected volatility by 5% would have increased/decreased the group’s loss by $47,446 and $66,174 respectively, and an increase/decrease in the discount rate by 5% would have decreased/increased the group’s loss by $14,983 and $14,983 respectively.

The movement of convertible securities during the year is disclosed in note 23.

(ii)	Financial assets and liabilities carried at other than fair value

The carrying amounts of the group’s financial assets and liabilities carried at amortised cost are not materially different from their fair values as at December 31, 2020 and 2019.

67

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

27	Accounting judgement and estimates

Sources of estimation uncertainty

In the application of the group’s accounting policies, which are described in note 1, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Impairment of goodwill

Note 10 contains information about the assumptions and their risk factors relating to impairment of goodwill.

(ii)	Loss allowance on trade and other receivables

Note 1(t) and note 26(a) contain information about the policies and the assumptions and their risk factors relating to the loss allowance on trade and other receivables.

(iii)	Recognition of breakage revenue

Note 1(p) contains information about the policies and management’s considerations relating to recognition for revenue arising from customers’ unexercised rights (breakage).

(iv)	Fair value of convertible securities

The fair value of the convertible securities is determined based on the valuation performed by a independent valuer. Such valuation is subject to limitations of valuation model adopted and uncertainty in estimates used by management in the assumptions. Should the estimates and the relevant parameters of the valuation models be changed, there would be material changes in the fair value of the convertible securities.

(v)	Estimated useful lives on intangible assets

The group estimates the useful lives of intangible assets based on the periods over which the assets are expected to be available for use. The group reviews annually their estimated useful lives, based on factors that include asset utilisation, internal technical evaluation, technological changes, environmental and anticipated use of the assets tempered by related industry benchmark information. It is possible that future results of operation could be materially affected by changes in these estimates brought about by changes in factors mentioned. A reduction in the estimated useful lives of intangible assets would increase amortisation charges and decrease non-current assets.

68

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

28            Company-level statement of financial position at December 31, 2020

		2020	2019
	Note	$	$
Non-current assets

Property, plant and equipment		3,082,559	1,765,460
Intangible assets		176,129	305,225
Investment in subsidiaries		10,551,191	10,551,191
Amount due from a subsidiary		7,972,386	-
Deferred tax assets		1,885,807	-
Other non-current assets		160,882	4,521,888

		23,828,954	17,143,764

Current assets

Inventories		682,905	529,146
Trade receivables		12,189,145	2,491,421
Deposits and prepayments		625,103	169,993
Other receivables		199,753	260,856
Amount due from subsidiaries		19,081,750	7,269,920
Cash and cash equivalents		9,651,347	10,010,287

		42,430,003	20,731,623

Current liabilities

Trade and other payables and deposit liabilities		8,334,135	4,391,508
Contract liabilities		6,087,619	4,643,296
Amounts due to shareholders		53,139	22,127
Lease liabilities		744,695	443,209
Convertible securities		15,346,113	-
Amount due to subsidiaries		529,164	293,097

		31,094,865	9,793,237

Net current assets		11,335,138	10,938,386

Total assets less current liabilities		35,164,092	28,082,150

69

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

28	Company-level statement of financial position at December 31, 2020 (continued)

		2020	2019
	Note	$	$
Non-current liabilities

Amounts due to shareholders		-	31,012
Lease liabilities		578,518	588,228
Derivative financial liability		2,647,378	-

		3,225,896	619,240

NET ASSETS		31,938,196	27,462,910

CAPITAL AND RESERVES	24(a)

Share capital		53,240,604	45,691,346
Reserves		(21,302,408)	(18,228,436)

TOTAL EQUITY		31,938,196	27,462,910

Approved and authorised for issue by the board of directors on            .

Yeung Danny Sheng Wu	Tzang Chi Hung, Lawrence
Director	Director

70

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

29	Material related party transactions

Apart from balances and transactions disclosed elsewhere in these consolidated financial statements, the group has also entered into the following material related party transactions under the normal course of the group’s business:

(a)	Transactions with key management personnel

All members of key management personnel are directors of the group, and their remuneration is disclosed as follows:

	2020	2019
	$	$
Directors’ fees	-	-
Salaries, allowances and benefits in kind	2,177,071	251,538
Bonuses	29,423	20,962
Equity-settled share-based payment expenses	1,394,022	1,637,743
Retirement scheme contributions	4,615	4,615

	3,605,131	1,914,858

(b)	Transactions with other related parties

	2020	2019
	$	$
Sales to a shareholder	16,950	393,342
Purchase from a joint venture	21,119	5,590

71

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

30	Acquisition of a subsidiary

On October 29, 2020, the company and Prenetics EMEA Limited, a wholly-owned subsidiary of the company, entered into a share purchase agreement with the then shareholders of Oxsed Limited (the “Acquisition”). The Acquisition’s consideration consists of:

(1)	cash consideration of GBP2,000,000 (equivalent to $2,574,145 as completion payment;

(2)	retention payment of GBP1,000,000 (equivalent to $1,287,072) payable on 29 October 2021;

(3)	exchange loan notes (“Completion Note”) with a principal amount of GBP10,000,000 (equivalent to $12,870,723), of which GBP5,865,450 (equivalent to $7,549,258) can be exchanged into 1,652,248 ordinary shares of the company immediately on 29 October 2020, and the remaining would be exchangeable into the company’s ordinary shares annually over a three-year period (see note 24(c)(iii)); and

(4)	an additional contingent consideration as the earn-out payment which is calculated based on 15% of the net sales amounts in respect of the upcoming three financial years starting from the completion date of the Acquisition and capped at GBP15,000,000 (equivalent to $19,306,085).

Such contingent consideration will be payable within a specified period as stated in the share purchase agreement after the end of each of the three financial years starting from the completion date of the Acquisition. The contingent consideration is charged to profit or loss in the accounting period in which they are incurred.

Upon the completion of the Acquisition, Oxsed Limited becomes an indirect wholly-owned subsidiary of the company.

The management has applied the simplified assessment to determine whether an acquired set of activities and assets is an asset rather than business acquisition. The Acquisition was accounted for as an acquisition of assets and liabilities because based on management’s assessment, substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset which represents a set of intellectual property rights for developing the real time reverse transcription loop-mediated isothermal amplification (RT-LAMP) technology. The RT-LAMP technology was used to develop a viral RNA molecular test or nucleic acid amplification test for Covid-19 that received CE mark from the European Commission and approval from the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom.

As a result of this transaction, the group recognised the intellectual property rights as intangible assets totalling $17,619,789 which have estimated useful lives of 20 years. Such a transaction does not give rise to goodwill.

72

Prenetics Limited

Consolidated financial statements for the year ended December 31, 2020

31	Non-adjusting events after the reporting period

On February 8, 2021, the company issued US dollar denominated convertible securities in the aggregate principal value of $5,000,000 with the maturity date on February 8, 2022 (“Series D+ Notes”). The key terms of the Series D+ Notes were substantially the same as the Notes.

For the purposes of restructuring the shareholding structure of the company and facilitating fundraising activities, the company entered into a Share Exchange Agreement and Subscription Agreement with the existing shareholders of the company and Prenetics Group Limited on May 4, 2021. As part of the restructuring, the pre-existing shares of Prenetics Limited were exchanged to their corresponding classes of shares of Prenetics Group Limited, while the Notes and the Series D+ Notes were both converted into Series D Preferred Shares of Prenetics Group Limited. As a result of this corporate restructuring, the company has become an indirectly wholly owned subsidiary of Prenetics Group Limited from June 16, 2021. This transaction will be accounted at cost as it is considered a business combination under common control.

Also as part of this corporate restructuring, both the 2014 Option Scheme and the Restricted Share Scheme were terminated on June 16, 2021. The two schemes were rolled up to a new ESOP scheme of Prenetics Group Limited (the “New ESOP Scheme”). In addition, the New ESOP plan is approved to issue up to 4,052,627 new shares of Prenetics Group Limited.

73

32	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended December 31, 2020

Up to the date of issue of these financial statements, the IASB has issued a number of amendments and a new standard, IFRS 17, Insurance contracts, which are not yet effective for the year ended December 31, 2020 and which have not been adopted in these financial statements.

Effective for accounting periods beginning on or after
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform — Phase 2	January 1, 2021

Amendments to IFRS 3, Reference to the Conceptual Framework	January 1, 2022

Amendments to IAS 16, Property, Plant and Equipment: Proceeds before Intended Use	January 1, 2022

Amendments to IAS 37, Onerous Contracts — Cost of Fulfilling a Contract	January 1, 2022

Annual Improvements to IFRSs 2018-2020 Cycle	January 1, 2022

Amendments to IAS 1, Classification of Liabilities as Current or Non-current	January 1, 2023

The group is in the process of making an assessment of what the impact of these new and amended standards and interpretations would be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the consolidated financial position.

74

Prenetics Limited

Interim Financial
Report for the three months ended
March 31, 2021

Please note that the interim financial report

is subject to change based on an ongoing

external audit.

75

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

Consolidated statement of profit or loss and other comprehensive income for the three months ended March 31, 2021 - unaudited

(Expressed in United States dollars unless otherwise indicated)

		For the three months ended
	Note	March 31, 2021	March 31, 2020
		$	$
Revenue	3	57,454,154	4,060,970

Direct costs		(35,519,012)	(2,464,974)

Gross profit		21,935,142	1,595,996

Other income and other net income/(loss)	4	(6,715,051)	(267,555)
Selling and distribution expenses		(2,354,496)	(1,507,161)
Research and development expenses		(1,468,679)	(499,475)
Administrative and other operating expenses		(7,661,198)	(2,945,782)

Profit/(loss) from operations		3,735,718	(3,623,977)

Finance costs	5(a)	(35,087)	(9,840)
Share of loss of a joint venture		(120,873)	(125,568)

Profit/(loss) before taxation	5	3,579,758	(3,759,385)

Income tax (expense)/credit	6	(1,840,688)	3,162,958

Profit/(loss) for the period		1,739,070	(596,427)

Attributable to:

Equity shareholders of the company		1,741,515	(593,977)
Non-controlling interests		(2,445)	(2,450)

Profit/(loss) for the period		1,739,070	(596,427)

Profit/(loss) per share	7
- Basic		0.12	(0.05)
- Diluted		0.04	(0.05)

The notes on pages 9 to 22 form part of this interim financial report.

76

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

Consolidated statement of profit or loss and other comprehensive income for the three months ended March 31, 2021 - unaudited (continued)

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Profit/(loss) for the period	1,739,070	(596,427)

Other comprehensive income for the period

Item that may be reclassified subsequently to profit or loss:

Exchange differences on translation of:

- financial statements of subsidiaries and joint venture outside Hong Kong	(3,275)	(177,533)

Total comprehensive income for the period	1,735,795	(773,960)

Attributable to:

Equity shareholders of the company	1,738,240	(771,510)
Non-controlling interests	(2,445)	(2,450)

Total comprehensive income for the period	1,735,795	(773,960)

The notes on pages 9 to 22 form part of this interim financial report.

77

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Interim financial report for the three months ended March 31, 2021

Consolidated statement of financial position at March 31, 2021 - unaudited

(Expressed in United States dollars unless otherwise indicated)

		March 31, 2021	December 31, 2020
			(audited)
	Note	$	$
Non-current assets

Property, plant and equipment	8	5,856,044	4,693,318
Intangible assets	9	24,790,043	24,095,500
Goodwill		4,043,618	3,993,007
Interest in joint venture		-	-
Deferred tax assets		108,172	1,951,154
Other non-current assets		402,126	193,582

		35,200,003	34,926,561

Current assets

Inventories		5,669,360	4,497,577
Trade receivables	10	47,253,582	22,990,727
Deposits and prepayments	10	2,446,208	892,790
Other receivables	10	661,710	794,482
Amount due from a shareholder		107,010	106,179
Amount due from a joint venture		126,844	180,825
Tax recoverable		6,257	4,290
Cash and cash equivalents		9,417,915	14,489,880

		65,688,886	43,956,750

Current liabilities

Trade and other payables and deposit liabilities	11	30,760,704	22,366,436
Deferred consideration		1,337,340	1,304,588
Amounts due to shareholders		183,569	181,936
Contract liabilities		6,441,096	7,054,586
Lease liabilities		867,343	865,283
Convertible securities	12	27,592,923	15,346,113
Tax payable		3,192	1,410

		67,186,167	47,120,352

Net current liabilities		(1,497,281)	(3,163,602)

Total assets less current liabilities		33,702,722	31,762,959

78

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Interim financial report for the three months ended March 31, 2021

Consolidated statement of financial position at March 31, 2021 - unaudited (continued)

(Expressed in United States dollars unless otherwise indicated)

		March 31, 2021	December 31, 2020
			(audited)
	Note	$	$
Non-current liability

Lease liabilities		586,341	804,574

NET ASSETS		33,116,381	30,958,385

CAPITAL AND RESERVES

Share capital	13	53,240,604	53,240,604
Reserves		(20,044,372)	(22,204,813)

Total equity attributable to equity shareholders of the company		33,196,232	31,035,791
Non-controlling interests		(79,851)	(77,406)

TOTAL EQUITY		33,116,381	30,958,385

Approved and authorised for issue by the board of directors on

Yeung Danny Sheng Wu	Tzang Chi Hung, Lawrence
Director	Director

The notes on pages 9 to 22 form part of this interim financial report.

79

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Interim financial report for the three months ended March 31, 2021

Consolidated statement of changes in equity for the three months ended March 31, 2021 - unaudited

(Expressed in United States dollars unless otherwise indicated)

		Attributable to equity shareholders of the company
		Share capital	Translation reserve	Other reserve	Capital reserve	Accumulated losses	Sub-total	Non-controlling interests	Total
	Note	$	$	$	$	$	$	$	$
Balance at January 1, 2020		45,691,346	(813,749)	-	12,766,550	(40,738,231)	16,905,916	(53,210)	16,852,706

Changes in equity for the period:

Loss for the period		-	-	-	-	(593,977)	(593,977)	(2,450)	(596,427)
Other comprehensive income		-	(177,533)	-	-	-	(177,533)	-	(177,533)

Total comprehensive income		-	(177,533)	-	-	(593,977)	(771,510)	(2,450)	(773,960)

Equity-settled share-based transactions		-	-	-	503,031	-	503,031	-	503,031

Balance at March 31, 2020 and April 1, 2020		45,691,346	(991,282)	-	13,269,581	(41,332,208)	16,637,437	(55,660)	16,581,777

Changes in equity for the period:

Loss for the period		-	-	-	-	(1,826,624)	(1,826,624)	(21,746)	(1,848,370)
Other comprehensive income		-	1,758,905	-	-	-	1,758,905	-	1,758,905

Total comprehensive income		-	1,758,905	-	-	(1,826,624)	(67,719)	(21,746)	(89,465)

Equity-settled share-based transactions		-	-	-	1,595,350	-	1,595,350	-	1,595,350
Issuance of exchange loan notes		-	-	12,870,723	-	-	12,870,723	-	12,870,723
Shares issued upon conversion of exchange loan notes	13	7,549,258	-	(7,549,258)	-	-	-	-	-

Balance at December 31, 2020 and January 1, 2021		53,240,604	767,623	5,321,465	14,864,931	(43,158,832)	31,035,791	(77,406)	30,958,385

Changes in equity for the period:

Profit for the period		-	-	-	-	1,741,515	1,741,515	(2,445)	1,739,070
Other comprehensive income		-	(3,275)	-	-	-	(3,275)	-	(3,275)

Total comprehensive income		-	(3,275)	-	-	1,741,515	1,738,240	(2,445)	1,735,795

Equity-settled share-based transactions		-	-	-	422,201	-	422,201	-	422,201

Balance at March 31, 2021		53,240,604	764,348	5,321,465	15,287,132	(41,417,317)	33,196,232	(79,851)	33,116,381

The notes on pages 9 to 22 form part of this interim financial report.

80

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

Condensed consolidated cash flow statement for the three months ended March 31, 2021 - unaudited

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Operating activities

Cash used in operations	(7,199,059)	(1,571,614)

Income tax paid	(281)	(94,733)

Net cash used in operating activities	(7,199,340)	(1,666,347)

Investing activities

Payment for purchase of property, plant and equipment	(1,809,154)	(8,488)
Proceeds from disposal of property, plant and equipment	43,627	-
Payment for purchase of intangible assets	(894,156)	(445)
Increase in amount due from a shareholder	(831)	(5,157)
Interest received	977	4,615

Net cash used in investing activities	(2,659,537)	(9,475)

81

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

Condensed consolidated cash flow statement for the three months ended March 31, 2021 - unaudited (continued)

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Financing activities

Capital element of lease rentals paid	(230,321)	(191,811)
Interest element of lease rentals paid	(12,954)	(9,680)
Interest paid	(15)	(160)
Proceeds from issuance of convertible securities	4,980,718	-
Increase/(decrease) in amounts due to shareholders	1,633	(6,955)

Net cash generated from/(used in) financing activities	4,739,061	(208,606)

Net decrease in cash and cash equivalents	(5,119,816)	(1,884,428)

Cash and cash equivalents at the beginning of the period	14,489,880	11,521,505

Effect of foreign exchange rate changes	47,851	226,977

Cash and cash equivalents at the end of the period	9,417,915	9,864,054

The notes on pages 9 to 22 form part of this interim financial report.

82

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Interim financial report for the three months ended March 31, 2021

Notes to the consolidated financial statements

(Expressed in United States dollars unless otherwise indicated)

1	Significant accounting policies

(a)	Basis of preparation of the consolidated financial statements

This interim financial report has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim financial reporting, issued by the International Accounting Standards Board (“IASB”).

The interim financial report has been prepared in accordance with the same accounting policies adopted in the 2020 annual financial statements, except for the accounting policy changes that are expected to be reflected in the 2021 annual financial statements. Details of any changes in accounting policies are set out in note 1(b).

The preparation of an interim financial report in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the group since the 2020 annual financial statements. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”).

As at March 31, 2021, the group’s current liabilities exceeded its current assets by $1,497,281. Despite this, the group generated net income of $1,739,090 during the period and in June 2021, the company completed its Series E fundraising and raised $25,939,990 by issuing preference shares (note 15) which provided additional funding for the operation.

Management and the directors are of the view that the group has and will continue to have sufficient financial resources to meet its liabilities as and when they fall due and to enable the group to continue operations for the foreseeable future. Consequently, the directors have prepared the consolidated financial statements on a going concern basis.

83

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Interim financial report for the three months ended March 31, 2021

1	Significant accounting policies (continued)

(b)	Changes in accounting policies

The group has applied the following amendments to IFRSs issued by the IASB to this interim financial report for the current accounting period:

•	Amendment to IFRS 16, Covid-19-Related Rent Concessions

•	Amendment to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform – phase 2

None of these amendments have had a material effect on how the group’s results and financial position for the current or prior periods have been prepared or presented in this interim financial report. The group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

2	Segment information

The group manages its businesses by divisions, which are organised by a mixture of both business lines (products and services) and geographical locations. The group has identified the following two reportable segments in a manner consistent with the way in which information is reported internally to the group’s chief operating decision maker (“CODM”) for the purposes of resource allocation and performance assessment.

The group's operating and reportable segments are as follows:

1.	Prevention being the design and sale of genetics testing and stool-based DNA tests for early colorectal cancer screening

2.	Diagnostic being the sale of COVID-19 testing services which was established in 2020

Information regarding the results of each reportable segment is included below. Performance is measured based on segment gross profit, as included in the internal management reports that are reviewed by the CODM. The CODM does not evaluate operating segments using asset information.

	Prevention	Diagnostics	Unallocated	Total
	$	$	$	$
For the three months ended March 31, 2021

Revenue	3,902,531	53,551,623	-	57,454,154
Gross profit	[ ]	[ ]	[ ]	21,935,142

For the three months ended March 31, 2020

Revenue	4,060,970	-	-	4,060,970
Gross profit	[ ]	[ ]	[ ]	1,595,996

84

Prenetics Limited
Interim financial report for the three months ended March 31, 2021

2	Segment information (continued)

The following table presents a summary of revenue by region based on the location of domiciliation and the amounts of non-current assets based on the location of the asset. The group geographically categorises a sale based on the region in which the entity is domiciled in.

Revenue by regions were as follows:

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Hong Kong	28,970,260	3,307,106
United Kingdom	28,483,894	753,864

Total revenue	57,454,154	4,060,970

Non-current assets (excluding interest in joint venture and deferred tax assets) by regions were as follows:

	March 31, 2021	December 31, 2020
	$	$
Hong Kong	5,137,969	3,419,570
United Kingdom	29,909,134	29,510,377
Rest of the world	44,728	45,460

Total non-current assets	35,091,831	32,975,407

85

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

3	Revenue

The principal activities of the group are provision of preventive and diagnostic health testing.

Revenue represents the sales value of services rendered for customers in accordance with IFRS 15, Revenue from contracts with customers, which is recognised at point in time.

Revenue expected to be recognised in the future arising from contracts with customers in existence at the report date

As at March 31, 2021, the amount of service fee income allocated to the remaining performance obligations under the group’s existing contracts is $6,441,096 (December 31, 2020: $7,054,586). The group will recognise the expected revenue in the future when the customers return the specimen samples, which may be after one year from the end of the reporting period. Such amount does not include any variable consideration.

4	Other income and other net income/(loss)

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Government subsidies	7,932	4,000
Bank interest income	977	4,615
Net exchange gains/(losses)	396,358	(276,505)
Fair value loss on convertible securities (note 12)	(7,266,092)	-
Provision for impairment of interest in joint venture	120,873	-
Sundry income	24,901	335

	(6,715,051)	(267,555)

86

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

5	Profit/(loss) before taxation

Profit/(loss) before taxation is arrived at after charging:

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
(a) Finance costs

Interest expense on lease liabilities	12,954	9,680
Imputed interest on deferred consideration	22,118	-
Other interest expense	15	160

	35,087	9,840
(b) Staff costs

Salaries, wages and other benefits	13,325,398	1,829,581
Contributions to defined contribution retirement plan	107,780	42,471
Equity-settled share-based payment expense	269,023	486,197

	13,702,201	2,358,249
(c) Other items

Cost of inventories	10,147,539	1,812,739
Depreciation charge
- owned property, plant and equipment	421,972	125,240
- right-of-use assets	205,928	104,933
Amortisation of intangible assets	499,925	254,481
Auditor’s remuneration	135,070	98,095
Miscellaneous laboratory charges	86	194

Research and development expenses of $864,101 and $12,263 (for the three months ended March 31, 2020: $478,782 and $13,321) relating to staff costs and depreciation charges which are included in the respective total amounts disclosed separately above.

87

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

6	Income tax

Taxation in the consolidated statement of profit or loss represents:

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Current tax - Overseas

Provision for the year	96	10,410

Deferred tax

Origination and reversal of temporary differences	1,840,592	(3,173,368)

	1,840,688	(3,162,958)

Notes:

(i)	No provision has been made for Hong Kong Profits Tax as the company had utilised previously recognised tax losses to set-off against taxable income or has sustained losses for taxation purposes for the three months ended March 31, 2021 and 2020.

(ii)	Pursuant to the income tax rules and regulations of the United Kingdom, the applicable tax rate is 19% (for the three months ended March 31, 2020: 19%). No provision has been made as these subsidiaries had unutilised tax loss to set-off against taxable income or has sustained losses for taxation purposes for the three months ended March 31, 2021 and 2020.

(iii)	The applicable Enterprise Income Tax of the subsidiaries established in the People’s Republic of China (“PRC”) is calculated at 25% (for the three months ended March 31, 2020: 25%) of the estimated taxable profits for the period. No provision has been made as these subsidiaries sustained a loss for taxation purposes for the three months ended March 31, 2021 and 2020.

(iv)	Pursuant to the income tax rules and regulations of India, the applicable corporate tax is calculated at 25.17% (for the three months ended March 31, 2020: 25.17%) of the estimated taxable profits.

(v)	Pursuant to the income tax rules and regulations of Singapore, the applicable tax rate is calculated at 17% (for the three months ended March 31, 2020: 17%) of the estimated taxable profits. No provision has been made as the subsidiary had unutilised tax loss to set-off against taxable income or has sustained losses for taxation purposes for the three months ended March 31, 2021 and 2020.

(vi)	Taxation for other overseas subsidiaries and branch is charged at the appropriate current rates of taxation ruling in the relevant countries.

88

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

7	Profit/(loss) per share

The calculation of the basic and diluted earnings per share attributable to the owners of the company is based on the following data:

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Earnings

Earnings for the purposes of basic and diluted earnings per share:
Profit/(loss) for the period attributable to equity shareholders of the company	1,741,515	(593,977)

Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	14,543,817	12,891,569
Effect of deemed issued of shares under the company’s share option schemes	10,415,034	-

Effect of dilutive preference shares (note)	20,025,247	-
Effect of dilutive convertible securities (note)	3,487,205	-
Effect of dilutive exchangeable notes	1,164,648	-

Weighted average number of ordinary shares for the purpose of diluted earnings per share	49,635,951	12,891,569

Note:	According to the Preferred Shares Subscription Agreement and the Convertible Note Subscription Agreement, all of the company’s preference shares and convertible securities will be converted into ordinary shares of Prenetics Group Limited upon the occurrence of an amalgamation of the group with another company.

At March 31, 2021, no shares (March 31, 2020: 10,172,735 share options and 20,025,247 preference shares) were excluded from the diluted weighted-average number of ordinary shares calculation because their effect would have been anti-dilutive.

8	Property, plant and equipment

During the three months ended March 31, 2021, the group acquired items of property, plant and equipment with a cost of $1,809,154 (for the three months ended March 31, 2020: $8,488). Items of plant and machinery with a net book value of $43,590 were disposed of during the three months ended March 31, 2021 (for the three months ended March 31, 2020: $387), resulting in a gain on disposal of $37 (for the three months ended March 31, 2020: $nil) and loss on disposal of $nil (for the three months ended March 31, 2020: $387).

89

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

9	Intangible assets

During the three months ended March 31, 2021, the group capitalised product development cost of $894,156 related to a new home-use diagnostic product. During the three months ended March 31, 2020, the group acquired trademark and technology of $445. There were no disposals during the three months ended March 31, 2021 and 2020.

10	Trade and other receivables

	March 31, 2021	December 31, 2020
	$	$
Trade receivables, net of loss allowance	47,253,582	22,990,727
Deposit and prepayments	2,446,208	892,790
Other receivables	661,710	794,482
	50,361,500	24,677,999

All of the trade and other receivables are expected to be recovered or recognised as expense within one year. Trade receivables are due within 30 to 60 days from the date of billing.

11	Trade and other payables and deposit liabilities

	March 31, 2021	December 31, 2020
	$	$
Trade payables	19,708,515	13,436,941
Other payables and accruals	9,737,762	7,713,734
Deposit liabilities	1,314,427	1,215,761
	30,760,704	22,366,436

All of the trade and other payables are expected to be settled within one year or repayable on demand.

90

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

12	Convertible securities

As at March 31, 2021, the company issued United States dollar denominated convertible securities in the aggregate principal value of $12,500,000 (“Note 1”) and $5,000,000 (“Note 2”) (collectively the “Notes”). Note 1 was issued on June 26, 2020 with the maturity date on August 25, 2021 and Note 2 was issued on February 8, 2021 with the maturity date on February 8, 2022.

Note 1 bears no interest except when it is redeemable under the following circumstances, in such cases it would bear a coupon rate of 2% per annum:

(1)	when there is no merger entered into on or before December 31, 2020 and certain revenue target is not achieved;

(2)	a merger is entered into but terminated by counterparty;

(3)	the noteholder’s failure to deliver merger conversion notice prior to the closing of the merger; or

(4)	the company fails to issue Series D preference shares or procure all the shareholders to enter into the Amended and Restated Shareholders’ Agreement on or prior to its maturity date.

Note 2 bears no interest except when it is redeemable under the circumstance that the company fails to issue Series D preference shares or procure all the shareholders to enter into the Amended and Restated Shareholders’ Agreement on or prior to its maturity date, in such cases it would bear a coupon rate of 2% per annum.

At the option of the noteholder, the Notes can be converted into ordinary shares of a new holding company which is to be formed under a merger if the merger is closed prior to the maturity dates. If no merger is closed prior to the maturity dates or if any event of default occurs prior to the closing of any merger, Note 1 and Note 2 will be converted respectively into the company’s Series D preference shares at $4.5789 and $6.6023 mandatorily on the maturity dates if the Notes are not redeemed.

The Notes issued by the group contains embedded derivatives that should be separately accounted for but cannot be measured separately. At initial recognition, the Notes are measured at fair value. At the end of each reporting period, the fair value is remeasured and the gain or loss on remeasurement to fair value is recognised immediately in profit or loss.

Movement of the balance during the period/year is as follow:

	2021	2020
	$	$
At January 1	15,346,113	-
Proceeds from issuance of convertible securities	4,980,718	12,499,363
Changes in fair value recognised in profit or loss during the period/year (note 4)	7,266,092	2,846,750

At March 31/December 31	27,592,923	15,346,113

91

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Interim financial report for the three months ended March 31, 2021

12	Convertible securities (continued)

Subsequent to the end of the reporting period, the Notes were restructured and converted into Series D Preferred Shares of Prenetics Group Limited as disclosed in note 15 to the interim financial report.

13	Share capital

Issued share capital

		March 31, 2021		December 31, 2020
	Note	No. of shares	$	No. of shares	$
Ordinary shares, issued and fully paid:

At the beginning of the period/year		14,543,817	15,349,833	12,891,569	7,800,575
Shares issued	(ii)	-	-	1,652,248	7,549,258
At the end of the period/year		14,543,817	15,349,833	14,543,817	15,349,833

Series A preference shares, issued and fully paid:

At the beginning and the end of the period/year		4,154,726	2,296,598	4,154,726	2,296,598

Series B preference shares, issued and fully paid:

At the beginning and the end of the period/year		5,338,405	5,554,173	5,338,405	5,554,173

Series C preference shares, issued and fully paid:

At the beginning and the end of the period/year		10,532,116	30,040,000	10,532,116	30,040,000

Total share capital			53,240,604		53,240,604

Notes:

(i)	In accordance with section 135 of the Hong Kong Companies Ordinance, the shares of the company do not have par value.

The holders of ordinary shares (the “Ordinary Shareholders”) are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of the company. All ordinary shares rank equally with regard to the group’s residual assets.

The holders of Series A preference shares (the “Series A Shareholders”) are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series A Shareholders are entitled to a 8% non-cumulative dividend per annum, in preference to any distribution to the Ordinary Shareholders but inferior to the holders of Series B preference shares (the “Series B Shareholders”). Upon liquidation, the Series A Shareholders shall be entitled to receive their investment amount prior to and in preference to payment to the Ordinary Shareholders but inferior to the entitlement by the Series B Shareholders.

92

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

13	Share capital (continued)

The Series B Shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series B Shareholders are entitled to an 8% non-cumulative dividend per annum, in preference to any distribution to the Series A Shareholders and the Ordinary Shareholders. Upon liquidation, the Series B Shareholders shall be entitled to receive their investment amount prior to and in preference to payment to the Series A Shareholders and Ordinary Shareholders.

The Series C Shareholders are entitled to the same voting power of the ordinary shares on an as if converted basis and are entitled to a right to vote as a separate class on the special corporate matters. The Series C Shareholders are entitled to an 8% non-cumulative dividend per annum, in preference to any distribution to any other Shares. Upon liquidation, the Series C Shareholders shall be entitled to receive their investment amount prior to and in preference to payment to the Series B Preferred Shareholders, the Series A Preferred Shareholders and Ordinary Shareholders.

(ii)	On October 29, 2020, 1,652,248 ordinary shares valued at $7,549,258 (equivalent to HKD58,884,214) were issued upon the exercise of call options from the acquisition of Oxsed Limited.

14	Fair values of financial instruments

(a)	Financial liabilities measured at fair value

(i)	Fair value hierarchy

The following table presents the fair value of the group’s financial liabilities measured at the end of the reporting period on a recurring basis, categorised into the three-level fair value hierarchy as defined in IFRS 13, Fair value measurement. The level into which a fair value measurement is classified is determined with reference to the observability and significance of the inputs used in the valuation technique as follows:

-	Level 1 valuations:	Fair value measured using only Level 1 inputs i.e. unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date

-	Level 2 valuations:	Fair value measured using Level 2 inputs i.e. observable inputs which fail to meet Level 1, and not using significant unobservable inputs. Unobservable inputs are inputs for which market data are not available

-	Level 3 valuations:	Fair value measured using significant unobservable inputs

93

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

14	Fair values of financial instruments (continued)

		Fair value measurements as at March 31, 2021 categorised into
	Fair value at March 31, 2021	Level 1	Level 2	Level 3
	$	$	$	$
Recurring fair value measurements

Liabilities:

Convertible securities	27,592,923	-	-	27,592,923

		Fair value measurements as at December 31, 2020 categorised into
	Fair value at December 31, 2020	Level 1	Level 2	Level 3
	$	$	$	$
Recurring fair value measurements

Liabilities:

Convertible securities	15,346,113	-	-	15,346,113

During the three months ended March 31, 2021, there were no transfers between Level 1 and Level 2, or transfers into or out of Level 3. The group’s policy is to recognise transfers between levels of fair value hierarchy as at the end of the reporting period in which they occur.

(ii)	Information about Level 3 fair value measurements

	Valuation techniques	Significant unobservable inputs
Convertible securities	Note	Expected volatility: 45.48% - 46.59% Discount rate: 16.24% - 16.28%

Note:	As at March 31, 2021, the fair value of the convertible securities was measured at fair value through profit or loss, and determined with reference to the enterprise value of the group.

The fair value measurement is positively correlated to the expected volatility and inversely correlated with the discount rate. As at March 31, 2021, it is estimated that with all other variables held constant, an increase/decrease in the expected volatility by 5% would have decreased/increased the group’s profit by $24,723 and $25,277 respectively, and an increase/decrease in the discount rate by 5% would have increased/decreased the group’s profit by $7,027 and $7,223 respectively.

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Prenetics Limited

Interim financial report for the three months ended March 31, 2021

14	Fair values of financial instruments (continued)

The movement of convertible securities during the period/year is disclosed in note 12.

(ii)	Financial assets and liabilities carried at other than fair value

The carrying amounts of the group’s financial assets and liabilities carried at amortised cost are not materially different from their fair values as at March 31, 2021 and December 31, 2020.

15	Material related party transactions

Apart from balances and transactions disclosed elsewhere in these consolidated financial statements, the group has also entered into the following material related party transactions under the normal course of the group’s business:

(a)	Transactions with key management personnel

All members of key management personnel are directors of the group, and their remuneration is disclosed as follows:

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Directors’ fees	-	-
Salaries, allowances and benefits in kind	378,463	59,987
Bonuses	5,944	5,169
Equity-settled share-based payment expenses	191,038	406,609
Retirement scheme contributions	1,154	1,154
	576,599	472,919

(b)	Transactions with other related parties

	For the three months ended
	March 31, 2021	March 31, 2020
	$	$
Sales to a shareholder	-	363
Purchase from a joint venture	53,981	-
Services provide by a company with control from a director	20,978	-

95

Prenetics Limited

Interim financial report for the three months ended March 31, 2021

15	Non-adjusting events after the reporting period

For the purposes of restructuring the shareholding structure of the company and facilitating fundraising activities, the company entered into a Share Exchange Agreement and Subscription Agreement with the existing shareholders of the company and Prenetics Group Limited on May 4, 2021. As part of the restructuring, the pre-existing shares of Prenetics Limited were exchanged to their corresponding classes of shares of Prenetics Group Limited, while the Notes and the Series D+ Notes were both converted into Series D Preferred Shares of Prenetics Group Limited. As a result of this corporate restructuring, the company has become an indirectly wholly owned subsidiary of Prenetics Group Limited from June 16, 2021. This transaction will be accounted for at cost as it is considered as a business combination under common control.

Also as part of this corporate restructuring, both the 2014 Option Scheme and the Restricted Share Scheme were terminated on June 16, 2021. The two schemes were rolled up to a new ESOP scheme of Prenetics Group Limited (the “New ESOP Scheme”). In addition, the New ESOP plan is approved to issue up to 4,052,627 new shares of Prenetics Group Limited.

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